As confidentially submitted to the Securities and Exchange Commission on February 14, 2022. This draft registration statement has not been publicly filed with the Securities and Exchange Commission, and all information contained herein remains strictly confidential.
Registration Statement No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form S-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

NAAC Holdco, Inc.*
(Exact Name of Registrant as Specified in Its Charter)

Delaware (State or other jurisdiction of incorporation or organization)	4899 (Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

13274 Fiji Way, Suite 600
Marina del Rey, California 90292
+1 310 740 9700
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Cynthia Ng
13274 Fiji Way, Suite 600
Marina del Rey, California 90292
+1 310 740 9700
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Ari Edelman McDermott Will & Emery LLP One Vanderbilt Avenue New York, New York 10017 (212) 547-5400	Lynwood Reinhardt Reed Smith LLP 2850 N. Harwood Street, Suite 1500 Dallas, TX 75201 (469) 680-4200	Jeffrey C. Cohen Peter Cohen-Millstein Linklaters LLP 1290 Avenue of the Americas New York, New York 10104 (212) 903-9014

Approximate date of commencement of proposed sale of the securities to the public:
As soon as practicable after this Registration Statement becomes effective and on completion of the business combination described in the enclosed proxy statement/prospectus.
If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.   ☐
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.   ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.   ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.
Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.   ☐
If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:
Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)   ☐
Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)   ☐
The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until this Registration Statement shall become effective on such date as the U.S. Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

*
The registrant is currently named NAAC Holdco, Inc. The registrant plans to change its name to “TeleSign, Inc.” following the effective date of this registration statement and completion of the transactions described herein.

The information in this preliminary proxy statement/prospectus is not complete and may be changed. The securities described herein may not be sold until the registration statement filed with the U.S. Securities and Exchange Commission is declared effective. This preliminary proxy statement/prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.
PRELIMINARY PROXY STATEMENT/PROSPECTUS
SUBJECT TO COMPLETION, DATED JANUARY 6, 2022
PROXY STATEMENT FOR
EXTRAORDINARY GENERAL MEETING OF NORTH ATLANTIC ACQUISITION CORPORATION
PROSPECTUS FOR UP TO
162,001,250 SHARES OF COMMON STOCK,
19,776,667 WARRANTS AND SHARES OF COMMON STOCK
UNDERLYING WARRANTS OF NAAC HOLDCO, INC.
(AFTER THE DOMESTICATION MERGER DESCRIBED HEREIN)

The board of directors of North Atlantic Acquisition Corporation, a Cayman Islands exempted company (“NAAC”), has unanimously approved the Business Combination Agreement, dated as of December 16, 2021 (the “Business Combination Agreement”), by and among NAAC, Belgacom International Carrier Services SA/NV, a Belgian limited liability company (société anonyme) (“BICS”), Torino Holding Corp., a Delaware corporation (“TeleSign”), NAAC Holdco, Inc., a Delaware corporation (“New Holdco”), and North Atlantic Acquisition, LLC, a Delaware limited liability company and a direct wholly owned subsidiary of New Holdco (“New SPAC”), a copy of which is attached to this proxy statement/prospectus as Annex A. In connection with the transactions contemplated by the Business Combination Agreement (the “Business Combination”), New Holdco will be renamed “TeleSign, Inc.”
Pursuant to the Business Combination Agreement, the business combination will be effected in two steps: (a) subject to the approval and adoption of the Business Combination Agreement by the shareholders of NAAC, NAAC will merge with and into New SPAC (the “SPAC Merger”), with New SPAC surviving the SPAC Merger (the time at which the SPAC Merger becomes effective, the “SPAC Merger Effective Time”); and (b) immediately following the SPAC Merger Effective Time, BICS shall sell, transfer, assign and convey to New Holdco all of the issued and outstanding shares of common stock of TeleSign (the “Purchased Shares”), and New Holdco shall acquire such Purchased Shares from BICS.
At the SPAC Merger Effective Time, pursuant to the SPAC Merger, (a) each then-outstanding Class A ordinary share, par value $0.0001 per share, of NAAC (the “Class A Ordinary Shares”) will be canceled in exchange for consideration consisting of the right to receive one share of common stock, par value $0.0001 per share, of New Holdco (the “New Holdco Common Stock”); (b) each then-outstanding Class B ordinary share, par value $0.0001 per share, of NAAC (the “Class B Ordinary Shares”) will be canceled in exchange for consideration consisting of the right to receive one share of New Holdco Common Stock; (c) each then-outstanding warrant of NAAC (the “NAAC Warrants”) will be cancelled in exchange for consideration consisting of the right to receive one warrant to purchase one share of New Holdco Common Stock (the “New Holdco Warrants”), pursuant to that certain warrant agreement by and between NAAC and Continental Stock Transfer & Trust Company; and (d) each then-outstanding unit of NAAC, each consisting of one Class A Ordinary Share and one-third of one NAAC Warrant (the “NAAC Units”), will be canceled in exchange for consideration consisting of (i) the right to receive one share of New Holdco Common Stock and (ii) the right to receive one-third of one New Holdco Warrant.
Pursuant to the Business Combination Agreement, New Holdco shall acquire the Purchased Shares from BICS in exchange for (i) up to 115,512,500 shares of New Holdco Common Stock (such New Holdco Common Stock, the “Share Consideration”) and (ii) $1,000 (the “Cash Consideration”) (such transaction, the “Share Acquisition”). See the section of this proxy statement/prospectus entitled “The Business Combination” for further information on the consideration being paid to BICS.
Following the Business Combination, BICS will hold a majority interest in New Holdco. Therefore, New Holdco will be a “controlled company” under the Nasdaq listing rules. See section entitled “Risk Factors” for further information.
This proxy statement/prospectus covers up to 162,001,250 shares of New Holdco Common Stock and shares issuable upon exercise of the New Holdco Warrants issued to NAAC warrantholders, and 19,776,667 New Holdco Warrants. The number of shares of New Holdco Common Stock that this proxy statement/prospectus covers represents the maximum number of shares that may be issued to holders of shares of TeleSign Common Stock in connection with the Share Acquisition (as more fully described in this proxy statement/prospectus), together with the shares and warrants, respectively, issuable to the existing holders of Class A Ordinary Shares, Class B Ordinary Shares, NAAC Warrants, and NAAC Units in connection with the SPAC Merger.
The NAAC Units, Class A Ordinary Shares and NAAC Warrants are currently listed on Nasdaq under the symbols “NAACU,” “NAAC,” and “NAACW,” respectively. The parties anticipate that, following the Business Combination, the New Holdco Common Stock and New Holdco Warrants will be listed on Nasdaq under the symbols “TSGN” and “TSGNW,” respectively, and the NAAC Units, Class A Ordinary Shares, and NAAC Warrants will be cancelled in the SPAC Merger and as result will cease trading on Nasdaq and will be deregistered under the Securities Exchange Act of 1934, as amended, upon the consummation of the SPAC Merger.

This proxy statement/prospectus provides shareholders of NAAC with detailed information about the Business Combination and other matters to be considered at the extraordinary general meeting of NAAC. We encourage you to read this entire document, including the annexes and other documents referred to herein, carefully and in their entirety. You should also carefully consider the risk factors described in the section entitled “Risk Factors” beginning on page 20 of this proxy statement/prospectus.
NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED OF THE TRANSACTIONS DESCRIBED IN THIS PROXY STATEMENT/PROSPECTUS, PASSED UPON THE MERITS OR FAIRNESS OF THE BUSINESS COMBINATION OR RELATED TRANSACTIONS, OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS PROXY STATEMENT/PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.
This proxy statement/prospectus is dated                 , 2022, and
is first being mailed to NAAC’s shareholders on or about                 , 2022.

NORTH ATLANTIC ACQUISITION CORPORATION
c/o McDermott Will & Emery LLP
One Vanderbilt Avenue
New York, New York 10017
Dear Shareholders of North Atlantic Acquisition Corporation:
You are cordially invited to attend the extraordinary general meeting of North Atlantic Acquisition Corporation, a Cayman Islands exempted company (“NAAC,” “our,” or “us”), which will be held in person on           , 2022, at           , Eastern time, at the offices of McDermott Will & Emery LLP, located at One Vanderbilt Avenue, New York, New York 10017, or such other date, time, and place to which such meeting may be adjourned. In the interest of public health, and due to the impact of the ongoing COVID-19 pandemic, we are also planning for the meeting to be held virtually pursuant to the procedures described in the accompanying proxy statement/prospectus, but the physical location of the meeting will remain at the location specified above for the purposes of Cayman Islands law and our Amended and Restated Memorandum and Articles of Association (the “Existing Organizational Documents”).
At the extraordinary general meeting, NAAC will ask its shareholders to consider and vote upon two separate proposals to approve and adopt the Business Combination Agreement, dated as of December 16, 2021 (the “Business Combination Agreement”), by and among NAAC, Belgacom International Carrier Services SA/NV, a Belgian limited liability company (société anonyme) (“BICS”), Torino Holding Corp., a Delaware corporation (“TeleSign”), NAAC Holdco, Inc., a Delaware corporation and wholly owned subsidiary of NAAC (“New Holdco”), and North Atlantic Acquisition, LLC, a Delaware limited liability company and a direct wholly owned subsidiary of New Holdco (“New SPAC”), which provides for a business combination between NAAC and TeleSign. Pursuant to the Business Combination Agreement, the business combination will be effected in two steps: (a) subject to the approval of the SPAC Merger (as defined below) and the Plan of Merger (as defined below) by special resolutions of the shareholders of NAAC, NAAC will merge with and into New SPAC (the “SPAC Merger”), with New SPAC surviving the SPAC Merger at the time at which the SPAC Merger becomes effective (the “SPAC Merger Effective Time”) (the “SPAC Merger Proposal”); and (b) immediately following the SPAC Merger Effective Time, New Holdco will purchase from BICS all of the outstanding shares of TeleSign Common Stock in exchange for (i) up to 115,512,500 shares of New Holdco Common Stock (such New Holdco Common Stock, the “Share Consideration”) and (ii) $1,000 (the “Cash Consideration”) (such transaction, the “Share Acquisition” and, together with the SPAC Merger and all other transactions contemplated by the Business Combination Agreement, the “Business Combination”) (the “Share Acquisition Proposal” and, together with the SPAC Merger Proposal, the “Business Combination Proposals”). A copy of the Business Combination Agreement is attached to the accompanying proxy statement/prospectus as Annex A.
At the SPAC Merger Effective Time, pursuant to the SPAC Merger, (a) each then-outstanding Class A ordinary share, par value $0.0001 per share, of NAAC (the “Class A Ordinary Shares”) will be canceled in exchange for consideration consisting of the right to receive one share of common stock, par value $0.0001 per share, of New Holdco (the “New Holdco Common Stock”); (b) each then-outstanding Class B ordinary share, par value $0.0001 per share, of NAAC (the “Class B Ordinary Shares”) will be canceled in exchange for consideration consisting of the right to receive one share of New Holdco Common Stock; (c) each then-outstanding warrant of NAAC (the “NAAC Warrants”) will be cancelled in exchange for consideration consisting of the right to receive one warrant to purchase one share of New Holdco Common Stock (the “New Holdco Warrants”), pursuant to that certain warrant agreement by and between NAAC and Continental Stock Transfer & Trust Company; and (d) each then-outstanding unit of NAAC, each consisting of one Class A Ordinary Share and one-third of one NAAC Warrant (the “NAAC Units”), will be canceled in exchange for consideration consisting of (i) the right to receive one share of New Holdco Common Stock and (ii) the right to receive one-third of one New Holdco Warrant.
Immediately following the SPAC Merger Effective Time, New Holdco will purchase from BICS all outstanding shares of TeleSign Common Stock in exchange for (i) the Share Consideration and (ii) the Cash Consideration. See the section entitled “The Business Combination” of the accompanying proxy statement/prospectus for further information on the consideration being paid to BICS.

In addition to the Business Combination Proposals, NAAC’s shareholders will also be asked to consider and vote upon (a) a proposal to approve by special resolution the adoption of the proposed certificate of incorporation (the “Proposed Certificate of Incorporation”) and the proposed bylaws (the “Proposed Bylaws”) of New Holdco (the “Organizational Documents Proposal”); (b) eight separate proposals to approve, on a non-binding advisory basis, by special resolution, material changes from the Existing Organizational Documents to the Proposed Certificate of Incorporation and the Proposed Bylaws of New Holdco (collectively, the “Advisory Organizational Documents Proposals”); (c) a proposal to approve by ordinary resolution, for purposes of complying with the applicable listing rules of The Nasdaq Capital Market, (i) the issuance of up to 115,512,500 shares of New Holdco Common Stock in connection with the Share Acquisition and (ii) the issuance and sale of 11,698,750 shares of New Holdco Common Stock in a private offering of securities to certain investors in connection with the PIPE Financing, which will occur substantially concurrently with, and is contingent upon, the consummation of the Share Acquisition (the “Nasdaq Proposal”); (d) a proposal to approve by ordinary resolution and adopt the NAAC Holdco, Inc. 2022 Restricted Stock Units and Performance Stock Units Incentive Plan and material terms thereunder, a copy of which is attached to the accompanying proxy statement/prospectus as Annex D (the “Incentive Plan Proposal”); and (e) a proposal to approve by ordinary resolution the adjournment of the extraordinary general meeting to a later date or dates, if necessary or appropriate, (i) to permit further solicitation and vote of proxies in the event that there are insufficient votes for, or otherwise in connection with, the approval of one or more proposals at the extraordinary general meeting, (ii) if there are insufficient holders of Ordinary Shares of NAAC represented (either in person or by proxy) to constitute a quorum necessary to conduct business at the extraordinary general meeting of NAAC or (iii) to allow reasonable time for the filing or mailing of any supplemental or amended disclosures that NAAC has determined, based on the advice of outside legal counsel, is reasonably likely to be required under applicable law and for such supplemental or amended disclosure to be disseminated and reviewed by NAAC shareholders prior to the extraordinary general meeting of NAAC (the “Adjournment Proposal” and, together with the Business Combination Proposals, the Organizational Documents Proposal, the Advisory Organizational Documents Proposals, the Nasdaq Proposal, and the Incentive Plan Proposal, the “Proposals”).
We may not consummate the Business Combination unless the Business Combination Proposals, the Organizational Documents Proposal, the Nasdaq Proposal, and the Incentive Plan Proposal (collectively, the “Condition Precedent Proposals”) are approved at the extraordinary general meeting. Each of the Condition Precedent Proposals is cross-conditioned on the approval of each of the other Condition Precedent Proposals. The Condition Precedent Proposals are not conditioned on the approval of the Advisory Organizational Documents Proposals and the Adjournment Proposal. The approval of each of the Share Acquisition Proposal, the Nasdaq Proposal, the Incentive Plan Proposal, and the Adjournment Proposal each require an ordinary resolution under Cayman Islands law, being the affirmative vote of the holders of a majority of the Ordinary Shares of NAAC represented in person or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting of NAAC. Approval of each of the SPAC Merger Proposal, the Organizational Documents Proposal and the Advisory Organizational Documents Proposals requires a special resolution under Cayman Islands law, being the affirmative vote of the holders of at least two-thirds of the Ordinary Shares of NAAC represented in person or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting of NAAC. Accordingly, a shareholder’s failure to vote in person, online or by proxy at the extraordinary general meeting will have no effect on the outcome of the vote on any of the Proposals. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the extraordinary general meeting.
In connection with the Business Combination, certain related agreements have been, or will be, entered into on or prior to the consummation of the Business Combination, including: a Transaction Support Agreement, an Amended and Restated Registration Rights Agreement, PIPE subscription agreements, and a Stockholders Agreement.
Pursuant to the Existing Organizational Documents, a holder of Class A Ordinary Shares issued as part of the NAAC Units in the initial public offering (the “public shares,” and holders of such public shares, the “public shareholders”), other than NAAC’s officers or directors or shareholders that held Class B Ordinary Shares prior to the initial public offering (the “initial shareholders”), may request that NAAC redeem all or a portion of such public shares for cash if the Business Combination is consummated. Holders of NAAC Units must elect to separate the NAAC Units into the underlying Class A Ordinary Shares and

NAAC Warrants prior to exercising redemption rights with respect to the public shares. If public shareholders hold their NAAC Units in an account at a brokerage firm or bank, such public shareholders must notify their broker or bank that they elect to separate the NAAC Units into the underlying public shares and warrants, or if a holder holds NAAC Units registered in its own name, the holder must contact Continental Stock Transfer & Trust Company, NAAC’s transfer agent, directly and instruct it to do so. The redemption rights include the requirement that a holder must identify itself to NAAC in order to validly redeem its shares. Public shareholders (other than the initial shareholders) may elect to exercise their redemption rights with respect to their public shares even if they vote “FOR” the Business Combination Proposals. If the Business Combination is not consummated, the public shares will be returned to the respective holder, broker, or bank. If the Business Combination is consummated, and if a public shareholder properly exercises its redemption right with respect to all or a portion of the public shares that it holds and timely delivers its shares to Continental Stock Transfer & Trust Company, NAAC will redeem such public shares for a per-share price, payable in cash, equal to the pro-rata portion of the trust account established at the consummation of NAAC’s initial public offering, calculated as of two business days prior to the consummation of the Business Combination. For illustrative purposes, as of September 30, 2021, this would have amounted to approximately $10.00 per issued and outstanding public share. If a public shareholder exercises its redemption rights in full, then it will not own public shares or shares of New Holdco Common Stock following the redemption and will not participate in the future growth of New Holdco, if any, except to the extent that it continues to hold public warrants. See the subsection entitled “Extraordinary General Meeting — Redemption Rights” in the accompanying proxy statement/prospectus for a detailed description of the procedures to be followed if you wish to exercise your rights with respect to your public shares.
Notwithstanding the foregoing, a public shareholder, together with any affiliate of such public shareholder or any other person with whom such public shareholder is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), will be restricted from redeeming its public shares with respect to more than an aggregate of 15% of the public shares. Accordingly, if a public shareholder, alone or acting in concert or as a group, seeks to redeem more than 15% of the public shares, then any such shares in excess of that 20% limit would not be redeemed for cash.
NAAC Sponsor LP, a Delaware limited partnership (the “Sponsor”), and NAAC’s officers and directors, have agreed to (a) vote all of their Class A Ordinary Shares and Class B Ordinary Shares in favor of the Business Combination and (b) waive their redemption rights with respect to their Class B Ordinary Shares and any public shares they own in connection with the consummation of the Business Combination. Such Class B Ordinary Shares will be excluded from the pro rata calculation used to determine the per-share redemption price applicable to public shares that are redeemed. As of the date of the accompanying proxy statement/prospectus, the initial shareholders own approximately 21.8% of the issued and outstanding Class A Ordinary Shares and Class B Ordinary Shares in the aggregate. No consideration was paid to the Sponsor or to any of NAAC’s officers and directors in exchange for their agreeing to vote all of the Class A and Class B Ordinary Shares in favor of the Business Combination, nor for their agreeing to waive their redemption rights with respect to the Class B Ordinary Shares and any public shares they own.
The Business Combination Agreement is subject to the satisfaction or waiver of certain other closing conditions as described in the accompanying proxy statement/prospectus, including but not limited to the condition that NAAC have cash on hand, after distribution of the Trust Account and deducting all amounts to be paid pursuant to the exercise of redemption rights, of at least $200 million after giving effect to the PIPE Financing. There can be no assurance that the parties to the Business Combination Agreement would waive any such provision of the Business Combination Agreement if the closing conditions are not met. In addition, in no event will NAAC redeem public shares in an amount that would cause NAAC’s net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) to be less than $5,000,001 after giving effect to the transactions contemplated by the Business Combination Agreement and the PIPE Financing unless the Class A Ordinary Shares otherwise do not constitute “penny stock” as such term is defined in Rule 3a51-1 of the Exchange Act.
NAAC is providing the accompanying proxy statement/prospectus and accompanying proxy card to its shareholders in connection with the solicitation of proxies to be voted at the extraordinary general meeting and at any adjournments of the extraordinary general meeting. Information about the extraordinary general meeting, the Business Combination and other related business to be considered by NAAC’s shareholders at the extraordinary general meeting is included in the accompanying proxy statement/prospectus. Whether or not you plan to attend the extraordinary general meeting, all of NAAC’s shareholders are urged to read the accompanying proxy statement/prospectus, including the annexes and other documents referred to therein, carefully and in their entirety. In particular, you should carefully consider the matters discussed under “Risk Factors” beginning on page 20 of the accompanying proxy statement/prospectus.
After careful consideration, the boards of directors of NAAC and TeleSign have each unanimously approved the Business Combination Agreement and related transactions, the boards of directors of NAAC and New SPAC have each unanimously approved the SPAC Merger and the board of directors of NAAC has approved the other proposals described in the accompanying proxy statement/prospectus and determined that it is advisable to consummate the Business Combination. The board of directors of NAAC recommends that its shareholders vote “FOR” the approval of the Business Combination Agreement, “FOR” the issuance of New Holdco Common Stock to be issued in connection with the Share Acquisition and the PIPE Financing, and “FOR” the other Proposals described in the accompanying proxy statement/prospectus.
Your vote is very important, regardless of the number of Class A Ordinary Shares you own. To ensure your representation at the extraordinary general meeting, please complete, sign, date, and return the enclosed proxy card in the postage-paid envelope provided. If you hold your shares in “street name,” which means your shares are held of record by a broker, bank, or other nominee, you should follow the instructions provided by your broker, bank, or nominee to ensure that votes related to the shares you beneficially own are properly counted. Please submit your proxy promptly, whether or not you expect to attend the extraordinary general meeting.
If you sign, date, and return your proxy card without indicating how you wish to vote, your proxy will be voted FOR each of the Proposals presented at the extraordinary general meeting. If you fail to return your proxy card or fail to instruct your bank, broker, or other nominee how to vote, and do not attend the extraordinary general meeting virtually or in person, the effect will be, among other things, that your shares will not be counted for purposes of determining whether a quorum is present at the extraordinary general meeting and will not be voted. An abstention or broker non-vote will be counted towards the quorum requirement but will not count as a vote cast at the extraordinary general meeting. You can also attend the extraordinary general meeting virtually and vote online even if you have previously voted by submitting a proxy pursuant to any of the methods noted above. If you are a shareholder of record and you attend the extraordinary general meeting and wish to vote in person or online, you may withdraw your proxy and vote in person or online.
More information about NAAC, TeleSign, and the proposed transactions is included in the accompanying proxy statement/prospectus. NAAC urges you to read the accompanying proxy statement/prospectus, including the financial statements and annexes and other documents referred to therein, carefully and in their entirety.
TO EXERCISE YOUR REDEMPTION RIGHTS, YOU MUST DEMAND IN WRITING THAT YOUR PUBLIC SHARES BE REDEEMED FOR A PRO-RATA PORTION OF THE FUNDS HELD IN THE TRUST ACCOUNT AND TENDER YOUR SHARES TO NAAC’S TRANSFER AGENT AT LEAST TWO BUSINESS DAYS PRIOR TO THE VOTE AT THE EXTRAORDINARY GENERAL MEETING. IN ORDER TO EXERCISE YOUR REDEMPTION RIGHT, YOU NEED TO IDENTIFY YOURSELF AS A BENEFICIAL HOLDER. YOU MAY TENDER YOUR SHARES BY EITHER DELIVERING YOUR SHARE CERTIFICATE TO THE TRANSFER AGENT OR BY DELIVERING YOUR SHARES ELECTRONICALLY USING THE DEPOSITORY TRUST COMPANY’S DWAC (DEPOSIT WITHDRAWAL AT CUSTODIAN) SYSTEM. IF THE BUSINESS COMBINATION IS NOT COMPLETED, THEN THESE SHARES WILL BE RETURNED TO YOU OR YOUR ACCOUNT. IF YOU HOLD THE SHARES IN STREET NAME, YOU WILL NEED TO INSTRUCT THE ACCOUNT EXECUTIVE AT YOUR BANK OR BROKER TO WITHDRAW THE SHARES FROM YOUR ACCOUNT IN ORDER TO EXERCISE YOUR REDEMPTION RIGHTS.

On behalf of our board of directors, I thank you for your support and look forward to the successful completion of the Business Combination.
Sincerely,

Gary Quin Chief Executive Officer and Director
The accompanying proxy statement/prospectus is dated                 , 2022 and is first being mailed to the shareholders of NAAC on or about that date.
NEITHER THE U.S. SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED OF THE TRANSACTIONS DESCRIBED IN THE ACCOMPANYING PROXY STATEMENT/PROSPECTUS OR ANY OF THE SECURITIES TO BE ISSUED IN THE BUSINESS COMBINATION OR THE OTHER TRANSACTIONS DESCRIBED IN THE ACCOMPANYING PROXY STATEMENT/PROSPECTUS, PASSED UPON THE MERITS OR FAIRNESS OF THE BUSINESS COMBINATION OR RELATED TRANSACTIONS, OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THE ACCOMPANYING PROXY STATEMENT/PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

NORTH ATLANTIC ACQUISITION CORPORATION
c/o McDermott Will & Emery LLP
One Vanderbilt Avenue
New York, New York 10017
NOTICE OF EXTRAORDINARY GENERAL MEETING
OF NORTH ATLANTIC ACQUISITION CORPORATION
To Be Held On                 , 2022
To the Shareholders of North Atlantic Acquisition Corporation:
NOTICE IS HEREBY GIVEN that an extraordinary general meeting (the “extraordinary general meeting”) of North Atlantic Acquisition Corporation, a Cayman Islands exempted company (“NAAC,” “we,” “our,” or “us”), will be held in person on                 , 2022, at                 , Eastern time, at the offices of McDermott Will & Emery LLP, located at One Vanderbilt Avenue, New York, New York 10017, or such other date, time, and place to which such meeting may be adjourned. In the interest of public health, and due to the impact of the ongoing COVID-19 pandemic, we are also planning for the meeting to be held virtually pursuant to the procedures described in the accompanying proxy statement/prospectus, but the physical location of the meeting will remain at the location specified above for the purposes of Cayman Islands law and our Amended and Restated Memorandum and Articles of Association (the “Existing Organizational Documents”). At the extraordinary general meeting, NAAC shareholders will be asked to consider and vote upon the following proposals:
•
Proposal No. 1 — The Business Combination Proposals — To consider and vote upon two separate proposals to approve the Business Combination and approve and adopt the Business Combination Agreement, dated as of December 16, 2021 (the “Business Combination Agreement”), by and among NAAC, TeleSign, BICS, New SPAC, and New Holdco, pursuant to which the business combination will be effected in two steps: (a) the proposal to approve and authorize by special resolution the merger of NAAC with and into New SPAC (the “SPAC Merger”), with New SPAC surviving the SPAC Merger at the time at which the SPAC Merger becomes effective (the “SPAC Merger Effective Time”) and the Plan of Merger required by the Companies Act (As Revised) of the Cayman Islands substantially in the form attached to the accompanying proxy statement/prospectus as Exhibit A to the Business Combination Agreement, a copy of which is attached as Annex A to this proxy statement/prospectus (the “SPAC Merger Proposal”); and (b) immediately following the SPAC Merger Effective Time, New Holdco will purchase from BICS all of the outstanding shares of TeleSign Common Stock in exchange for (i) the Share Consideration and (ii) the Cash Consideration (the “Share Acquisition” and, together with the SPAC Merger and all other transactions contemplated by the Business Combination Agreement, the “Business Combination”) (the “Share Acquisition Proposal” and, together with the SPAC Merger Proposal, the “Business Combination Proposals”) (Proposal No. 1). A copy of the Business Combination Agreement is attached to the accompanying proxy statement/prospectus as Annex A.

•
Proposal No. 2 — The Organizational Documents Proposal — To consider and vote upon a proposal to approve by special resolution the proposed certificate of incorporation (the “Proposed Certificate of Incorporation”) and the proposed bylaws (the “Proposed Bylaws” and, together with the Proposed Certificate of Incorporation, the “Proposed Organizational Documents”) of New Holdco, which, if approved, would take effect at the SPAC Merger Effective Time (such proposal, the “Organizational Documents Proposal”) (Proposal No. 2) which together will replace NAAC’s Amended and Restated Memorandum and Articles of Association, and will become effective upon the completion of the SPAC Merger in connection with the closing of the Business Combination. Copies of the Proposed Certificate of Incorporation and Proposed Bylaws are attached to the accompanying proxy statement/prospectus as Annex B and Annex C, respectively.

•
Proposal No. 3 — The Advisory Organizational Documents Proposals — To consider and vote upon eight separate proposals to approve, on a non-binding advisory basis, by special resolution, certain governance provisions in the Proposed Organizational Documents, which are being presented separately in accordance with U.S. Securities and Exchange Commission guidance to give shareholders the opportunity to present their separate views on important corporate governance provisions (collectively, the “Advisory Organizational Documents Proposals”) (Proposal No. 3).
•
Proposal No. 4 — The Nasdaq Proposal — To consider and vote upon a proposal to approve by ordinary resolution, for purposes of complying with applicable listing rules of The Nasdaq Capital Market, (a) the issuance of up to 115,512,500 shares of New Holdco Common Stock in connection with the Share Acquisition, and (b) the issuance and sale of 11,698,750 shares of New Holdco Common Stock in the PIPE Financing, which will occur substantially concurrently with, and is contingent upon, the consummation of the Share Acquisition (the “Nasdaq Proposal”) (Proposal No. 4).

•
Proposal No. 5 — The Incentive Plan Proposal — To consider and vote upon a proposal to approve by ordinary resolution and adopt the NAAC Holdco, Inc. 2022 Restricted Stock Units and Performance Stock Units Incentive Plan (the “Incentive Plan”) and material terms thereunder (the “Incentive Plan Proposal”) (Proposal No. 5). A copy of the Incentive Plan is attached to the accompanying proxy statement/prospectus as Annex D.

•
Proposal No. 6 — The Adjournment Proposal — To consider and vote upon a proposal to approve by ordinary resolution the adjournment of the extraordinary general meeting to a later date or dates, if necessary or appropriate, (a) to the extent necessary to ensure that any required supplement or amendment to this proxy statement/prospectus is provided to NAAC shareholders or, if as of the time for which the extraordinary general meeting is scheduled, there are insufficient NAAC ordinary shares represented (either in the person or by proxy) to constitute a quorum necessary to conduct business at the extraordinary general meeting, or (b) in order to permit further solicitation and vote of proxies in the event that there are insufficient votes for, or otherwise in connection with, the approval of the Business Combination Proposals, the Organizational Documents Proposal, the Advisory Organizational Documents Proposals, the Nasdaq Proposal, or the Incentive Plan Proposal (the “Adjournment Proposal” and, together with the Business Combination Proposals, the Organizational Documents Proposal, the Advisory Organizational Documents Proposals, the Nasdaq Proposal, and the Incentive Plan Proposal, the “Proposals”) (Proposal No. 6).

Each of the Business Combination Proposals, the Organizational Documents Proposal, the Nasdaq Proposal, and the Incentive Plan Proposal (collectively, the “Condition Precedent Proposals”) is cross-conditioned on the approval and adoption of each of the other Condition Precedent Proposals.
Only holders of record of Class A ordinary shares, par value $0.0001 per share, of NAAC (the “Class A Ordinary Shares”) and Class B ordinary shares, par value $0.0001 per share, of NAAC (the “Class B Ordinary Shares”) at the close of business on            , 2022 are entitled to notice of the extraordinary general meeting and to vote at the extraordinary general meeting and any adjournments thereof.
NAAC is providing the accompanying proxy statement/prospectus and accompanying proxy card to its shareholders in connection with the solicitation of proxies to be voted at the extraordinary general meeting and at any adjournments of the extraordinary general meeting. Information about the extraordinary general meeting, the Business Combination, and other related business to be considered by NAAC’s shareholders at the extraordinary general meeting is included in the accompanying proxy statement/prospectus. Whether or not you plan to attend the extraordinary general meeting, all of NAAC’s shareholders are urged to read the accompanying proxy statement/prospectus, including the annexes and other documents referred to therein, carefully and in their entirety. In particular, you should carefully consider the matters discussed under “Risk Factors” beginning on page 20 of the accompanying proxy statement/prospectus.
Pursuant to the Existing Organizational Documents, a holder of Class A Ordinary Shares issued as part of the units sold in NAAC’s initial public offering (the “public shares,” and holders of such public shares, the “public shareholders”), other than officers, directors and shareholders of NAAC that held Class B Ordinary Shares prior to NAAC’s initial public offering (the “initial shareholders”), may request that NAAC redeem all or a portion of its public shares for cash if the Business Combination is consummated. As a holder of public shares, you will be entitled to receive cash for any public shares to be redeemed only if you:

(a)
hold public shares, or if you hold public shares through NAAC units sold in NAAC’s initial public offering (the “NAAC Units”), you elect to separate your NAAC Units into the underlying public shares and warrants prior to exercising your redemption rights with respect to the public shares;

(b)
submit a written request to Continental Stock Transfer & Trust Company, NAAC’s transfer agent, in which you (i) request that New Holdco redeem all or a portion of your public shares for cash and (ii) identify yourself as the beneficial holder of the public shares and provide your legal name, phone number, and address; and

(c)
deliver your public shares to Continental Stock Transfer & Trust Company, NAAC’s transfer agent, physically or electronically through The Depository Trust Company.

Holders must complete the procedures for electing to redeem their public shares in the manner described above prior to 5:00 p.m., Eastern time, on                 , 2022 (two business days before the extraordinary general meeting) in order for their public shares to be redeemed.
Holders of NAAC Units must elect to separate the NAAC Units into the underlying Class A Ordinary Shares and warrants prior to exercising redemption rights with respect to the public shares. If public shareholders hold their NAAC Units in an account at a brokerage firm or bank, such public shareholders must notify their broker or bank that they elect to separate the NAAC Units into the underlying public shares and warrants, or if a holder holds NAAC Units registered in its own name, the holder must contact Continental Stock Transfer & Trust Company, NAAC’s transfer agent, directly and instruct it to do so. The redemption rights include the requirement that a holder must identify itself to NAAC in order to validly redeem its shares. Public shareholders (other than the initial shareholders) may elect to exercise their redemption rights with respect to their public shares even if they vote “FOR” the Business Combination Proposals. If the Business Combination is not consummated, the public shares will be returned to the respective holder, broker, or bank. If the Business Combination is consummated, and if a public shareholder properly exercises its redemption right with respect to all or a portion of the public shares that it holds and timely delivers its shares to Continental Stock Transfer & Trust Company, NAAC will redeem such public shares for a per-share price, payable in cash, equal to the pro-rata portion of the trust account established at the consummation of NAAC’s initial public offering, calculated as of two business days prior to the consummation of the Business Combination. For illustrative purposes, as of September 30, 2021, this would have amounted to approximately $10.00 per issued and outstanding public share. If a public shareholder exercises its redemption rights in full, then it will not own public shares or shares of New Holdco Common Stock following the redemption and will not participate in the future growth of New Holdco, if any, except to the extent that it continues to hold public warrants. See the subsection entitled “Extraordinary General Meeting — Redemption Rights” in the accompanying proxy statement/prospectus for a detailed description of the procedures to be followed if you wish to exercise your redemption rights with respect to your public shares.
The approval of each of the Share Acquisition Proposal, the Nasdaq Proposal, the Incentive Plan Proposal, and the Adjournment Proposal are being proposed as an ordinary resolution, being the affirmative vote of the holders of a majority of the Ordinary Shares of NAAC represented in person or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting of NAAC. Approval of each of the SPAC Merger Proposal, the Advisory Organizational Documents Proposals and the Organizational Documents Proposal requires a special resolution under Cayman Islands law, being the affirmative vote of the holders of at least two-thirds of the Ordinary Shares of NAAC represented in person or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting of NAAC. Accordingly, a shareholder’s failure to vote in person or by proxy at the extraordinary general meeting will have no effect on the outcome of the vote on any of the Proposals. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the extraordinary general meeting.
YOUR VOTE IS VERY IMPORTANT, REGARDLESS OF THE NUMBER OF CLASS A ORDINARY SHARES YOU OWN. To ensure your representation at the extraordinary general meeting, please complete and return the enclosed proxy card or submit your proxy by following the instructions contained in the accompanying proxy statement/prospectus and on your proxy card. Please submit your proxy promptly, whether or not you expect to attend the meeting. If you hold your shares in “street name,” you should instruct your broker, bank, or other nominee how to vote in accordance with the voting instruction form you received from your broker, bank, or other nominee.
After careful consideration, the board of directors of NAAC has unanimously approved the Business Combination Agreement and related transactions and the other Proposals described in the accompanying proxy statement/prospectus, and has determined that it is advisable to consummate the Business Combination. The board of directors of NAAC recommends that you vote “FOR” the Business Combination Proposals, “FOR” the Organizational Documents Proposal, “FOR” the Advisory Organizational Documents Proposals, “FOR” the Nasdaq Proposal, “FOR” the Incentive Plan Proposal, and “FOR” the Adjournment Proposal.
Your attention is directed to the proxy statement/prospectus accompanying this notice (including the annexes thereto) for a more complete description of the proposed Business Combination and related transactions and each of our Proposals. We encourage you to read the accompanying proxy statement/prospectus carefully. If you have any questions or need assistance voting your shares, please call our proxy solicitor, Morrow Sodali LLC at (800) 662-5200 (banks and brokers call collect at (203) 658-9400).
           , 2022
By Order of the Board of Directors

Gary Quin Chief Executive Officer and Director

ADDITIONAL INFORMATION
This document, which forms part of a registration statement on Form S-4 filed with the U.S. Securities and Exchange Commission (the “SEC”) by NAAC Holdco, Inc. (“New Holdco”) (File No. 333-      ) (the “Registration Statement”), constitutes a prospectus of New Holdco under Section 5 of the Securities Act of 1933, as amended (the “Securities Act”), with respect to (a) the shares of common stock of New Holdco to be issued if the Business Combination described below is consummated, (b) the warrants to purchase shares of New Holdco Common Stock upon consummation of the Business Combination, and (c) the shares of New Holdco Common Stock underlying such warrants. This document also constitutes a notice of meeting and a proxy statement under Section 14(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), with respect to the extraordinary general meeting of North Atlantic Acquisition Corporation (“NAAC”) at which NAAC shareholders will be asked to consider and vote upon two separate proposals to approve the Business Combination by the approval and adoption of the Business Combination Agreement, among other matters.
You may request copies of this proxy statement/prospectus, without charge, by written or oral request to NAAC’s proxy solicitor at:
Morrow Sodali LLC
470 West Avenue
Stamford, Connecticut 06902
Telephone: (800) 662-5200
(bank and brokers call collect at (203) 658-9400)
Email: NAAC.info@investor.morrowsodali.com
To obtain timely delivery of requested materials, you must request the documents no later than five business days prior to the date of the extraordinary general meeting.
You may also obtain additional information about us from documents filed with the SEC by following the instructions in the section entitled “Where You Can Find Additional Information.”

i

TRADEMARKS
This document contains references to trademarks, trade names and service marks belonging to other entities. Solely for convenience, trademarks, trade names and service marks referred to in this proxy statement/prospectus may appear without the ® or TM symbols, but such references are not intended to indicate, in any way, that the applicable licensor will not assert, to the fullest extent under applicable law, its rights to these trademarks and trade names. We do not intend our use or display of other companies’ trade names, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of us by, any other companies.
CERTAIN DEFINED TERMS
Unless the context otherwise requires, references in this proxy statement/prospectus to:
•
“Acquisition Closing” are to the closing of the Share Acquisition;

•
“Acquisition Closing Date” are to the business day following the SPAC Merger Closing Date or such later date as the parties may agree in writing that is not more than two business days after the SPAC Merger Closing Date and no later than three business days after the date of the satisfaction or waiver of the conditions to the Acquisition Closing as set forth in the Business Combination Agreement;

•
“Affiliate” as defined in Rule 144 under the Securities Act;

•
“Ancillary Agreements” means the Subscription Agreements, the Proximus Non-Compete Agreement, the Stockholders Agreement, Transaction Support Agreement, A&R Registration Rights Agreement and all other agreements, certificates and instruments executed and delivered by NAAC, New Holdco, New SPAC, BICS or TeleSign in connection with the transactions contemplated by the Business Combination Agreement;

•
“Assumed NAAC Warrants” are to the warrants to purchase shares of New Holdco Common Stock into which the NAAC Warrants will convert at the SPAC Merger Effective Time;

•
“Available Cash” shall equal, as of the Closing, the amount of funds contained in the Trust Account (net of the NAAC shareholder redemption amount) plus the amount of PIPE Funds;

•
“BICS” are to Belgacom International Carrier Services SA/NV, a Belgian limited liability company (société anonyme) and subsidiary of Proximus;

•
“Business Combination” are to the SPAC Merger, the Share Acquisition, and all other transactions contemplated by the Business Combination Agreement;

•
“Business Combination Agreement” are to that certain Business Combination Agreement, dated as of December 16, 2021, by and among NAAC, TeleSign, BICS, New SPAC, and New Holdco;

•
“Class A Ordinary Shares” are to NAAC’s Class A ordinary shares, par value $0.0001 per share;

•
“Class B Ordinary Shares” are to NAAC’s Class B ordinary shares, par value $0.0001 per share;

•
“Code” are to the U.S. Internal Revenue Code of 1986, as amended;

•
“Company Disclosure Schedule” means TeleSign’s disclosure schedule delivered by TeleSign in connection with the Business Combination Agreement;

•
“Company Equity Value” means $1,300,000,000 minus the amount of Leakage, if any, occurring between October 1, 2021 (included) and the Closing Date (included) as set forth in the Leakage Certificate;

•
“Company Group Member” means TeleSign and each Company Subsidiary;

•
“Company Subsidiary” means each subsidiary of TeleSign.

•
“Company Transaction Expenses” means all fees and expenses incurred in connection with, or otherwise related to, the transactions contemplated by the Business Combination Agreement, the negotiation and preparation of the Business Combination Agreement and the other documents contemplated hereby and the performance and compliance with all agreements and conditions contained in the Business Combination Agreement and therein, including the fees, expenses and disbursements of legal counsel, auditors and accountants, due diligence expenses, advisory and consulting fees (including financial advisors) and expenses, and other third-party fees, in each case, of BICS, the Company Group Members or their respective Affiliates, and any transaction, change-in-control, retention or similar payments of TeleSign employees or service providers (together with the employer portion of any payroll or employment taxes). For the avoidance of doubt, the Parties expressly acknowledge and agree that fees and expenses set forth on Section 1.1(a) of the Company Disclosure Schedule shall constitute Company Transaction Expenses;
•
“DGCL” are to the Delaware General Corporation Law;

•
“Existing Organizational Documents” are to NAAC’s Amended and Restated Memorandum and Articles of Association, adopted and effective as of January 21, 2021;

•
“extraordinary general meeting” are to the extraordinary general meeting of NAAC that is the subject of this proxy statement/prospectus and any adjournments thereof;

•
“GAAP” are to generally accepted accounting principles in the United States;

•
“Governmental Authority” means any U.S. federal, state, county or local or non-U.S. government, governmental, regulatory, or administrative authority, agency, instrumentality or commission or any court tribunal, or judicial or arbitral body;

•
“HSR Act” are to the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended;

•
“Incentive Plan” are to the NAAC Holdco, Inc. 2022 Restricted Stock Units and Performance Stock Units Incentive Plan, a form of which is attached hereto as Annex D;

•
“Initial Business Combination” are to NAAC’s initial merger, amalgamation, share exchange, asset acquisition, share purchase, reorganization, or similar business combination with one or more businesses or entities after the Initial Public Offering;

•
“Initial Public Offering” or “IPO” are to NAAC’s initial public offering of NAAC Units, which closed on January 26, 2021;

•
“initial shareholders” are to the holders of the NAAC Founder Shares, which includes the Sponsor and NAAC’s independent directors;

•
“IRS” are to the U.S. Internal Revenue Service;

•
“Law” means any federal, national, state, county, municipal, provincial, local, foreign or multinational, statute, constitution, common law, ordinance, code, decree, order, judgment, rule, regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented, or otherwise put into effect by or under the authority of any Governmental Authority;

•
“Leakage” means, except in the Ordinary Course and except for Permitted Leakage, (a) any dividend, interim dividend or distribution of profits, reserves, premiums or assets or any other distribution (whether in cash or in kind) declared, authorized, paid, made, agreed or obligated to be made by TeleSign or any TeleSign Subsidiary to or for the benefit of the stockholders of TeleSign or any Affiliate of the stockholders of TeleSign, (b) any management, service, license or other similar charges or fees or compensation; (including out of Ordinary Course directors’ fees and any monitoring fees) paid by TeleSign or any TeleSign Subsidiary to, on behalf of, or for the benefit of any stockholder(s) of TeleSign or any Affiliate of any stockholder(s) of TeleSign, (c) any return of capital (whether by reduction of capital or redemption or purchase of shares or otherwise) by TeleSign or any TeleSign Subsidiary or any amount payable on the repurchase, repayment, redemption, reduction or cancellation of any share capital, loan capital or other securities of TeleSign or any TeleSign Subsidiary (to the extent applicable, including both principal and interest elements), in each case, to or for the benefit of any stockholder(s) of TeleSign or any Affiliate of any stockholder(s) of TeleSign ,(d) any forgiveness, waiver or release by TeleSign or any Company Subsidiary of any amount or obligation owed or due to TeleSign or any Company Subsidiary from any stockholder(s) of TeleSign or any Affiliate of any stockholder(s) of TeleSign, (e) any payment of any costs, bonuses, compensation or other sums including transaction bonus, retention bonus, equity incentive or similar payment to any director, officer, employee or other natural person serving as a consultant of TeleSign or any Company Subsidiary by TeleSign or any Company Subsidiary, triggered by or upon, the execution of the Business Combination Agreement or the Ancillary Agreements or the consummation of the transactions contemplated by the Business Combination Agreement (including any applicable employer portion of all Taxes and/or social charges incurred or to be incurred in relation to such payments), (f) any assumption or discharge by TeleSign or any Company Subsidiary of any liability (including in relation to any recharging of costs of any kind) on behalf of or for the benefit of any stockholder(s) of TeleSign or any Affiliate of any stockholder(s) of TeleSign, (g) any guarantee (including via any encumbrance made, created or granted over the assets of TeleSign or any Company Subsidiary), indemnity or security provided by TeleSign or any Company Subsidiary in respect of the obligations or liabilities of any stockholder(s) of TeleSign or any Affiliate of any stockholder(s) of TeleSign (that is not released effective as of Closing), (h) any transfer or disposal or pledge of any asset to any stockholder(s) of TeleSign or any Affiliate of any stockholder(s) of TeleSign, (i) any acquisition of any asset from any stockholder(s) of TeleSign or any Affiliate of any stockholder(s) of TeleSign, (j) any payment by TeleSign or any Company Subsidiary of any Taxes imposed on any stockholder(s) of TeleSign or any Affiliate of any stockholder(s) of TeleSign (other than any Taxes for which TeleSign or any Company Subsidiary are directly liable to a taxing authority), or any agreement or obligation of TeleSign or any Company Subsidiary to make such payment, (k) any payment by TeleSign or any Company Subsidiary of any personal expenses or any gift or other gratuitous payment to or of any stockholder(s) of TeleSign or any Affiliate of any stockholder(s) of TeleSign, (l) any agreement or undertaking by TeleSign or any Company Subsidiary to do or give effect to any of the matters set forth in clauses(a) through (k) above, (m) any Tax paid, becoming payable by, or imposed on TeleSign or any Company Subsidiary, in each case as a result of any of the transactions or actions described in clauses (a) through (k) above, provided that each of the foregoing clauses (a) through (m) above shall be reduced by any Tax benefit realized or expected to be realized in respect of any Leakage by TeleSign or any Company Subsidiary;
•
“Leakage Certificate” means a certificate executed by BICS, at least three (3) Business Days and not more than five (5) Business Days before the Closing, BICS shall deliver the Leakage Certificate to NAAC such certificate with the persons responsible for its preparation, and shall promptly, and not more than one (1) Business Day following the date BICS delivers the Leakage Certificate to NAAC, provide any good faith and reasonable comments or questions in respect thereof to BICS in writing, and (ii) BICS shall, and shall cause TeleSign and its Subsidiaries to, reasonably cooperate with NAAC in good faith to respond to any questions and consider in good faith any comments regarding the Leakage Certificate delivered in accordance with the previous sentence. BICS shall revise such Leakage Certificate prior to the Closing to incorporate any changes that are reasonably appropriate in BICS’s sole and exclusive discretion in light of such comments. The Leakage Certificate, as it may be revised by BICS pursuant to the previous sentence, shall be valid and binding on all parties and for all purposes absent manifest error. The Leakage Certificate shall be used for the purpose of certifying that there has been no Leakage (or setting forth any such Leakage that has occurred, including the amount thereof,) during the period of time between October 1, 2021 (included) and the Closing (included);

•
“NAAC” are to North Atlantic Acquisition Corporation, a Cayman Islands exempted company;

•
“NAAC Board” are to the board of directors of NAAC;

•
“NAAC Founder Shares” are to the outstanding Class B Ordinary Shares;

•
“NAAC Preference Shares” are to NAAC’s preference shares, par value $0.0001 per share;

•
“NAAC Units” are to NAAC’s units sold in the IPO, each of which consists of one Class A Ordinary Share and one-third of one public warrant;

•
“NAAC Warrants” are to (a) prior to the SPAC Merger Closing, the public warrants and the private placement warrants, and (b) after the SPAC Merger Closing, the New Holdco Warrants that the public warrants and private placement warrants will convert into upon consummation of the SPAC Merger;

•
“Nasdaq” are to The Nasdaq Stock Market LLC;

•
“New Holdco” are to NAAC Holdco, Inc., which will be renamed “TeleSign, Inc.” following the Business Combination;

•
“New Holdco Board” are to the board of directors of New Holdco;

•
“New Holdco Common Stock” are to the shares of common stock, par value $0.0001 per share, of New Holdco after the SPAC Merger;

•
“New Holdco Warrants” are to the warrants to purchase shares of New Holdco Common Stock;

•
“New SPAC” are to North Atlantic Acquisition, LLC, a Delaware limited liability company and a direct wholly owned subsidiary of New Holdco;

•
“New SPAC Common Stock” are to shares of common stock, par value $0.0001 per share, of New SPAC;

•
“NSIA” is the National Security and Investment Act 2021, as amended;

•
“NSIA Approval” means, if the parties to the Business Combination Agreement, acting reasonably, have agreed that a mandatory notification is required under the NSIA, and a notification has been filed with the Secretary of State for Business, Energy and Industrial Strategy (the “Secretary of State”), such notification shall have been accepted by the Secretary of State and:

a)
The Secretary of State shall have confirmed before the end of the NSIA review period that no further action will be taken in relation to the transactions contemplated by the Business Combination Agreement;

b)
If the Secretary of State shall have issued a call-in notice pursuant to the NSIA in relation to the Transactions, the Parties shall have received confirmation that the Secretary of State will take no further action under the NSIA in relation to the call-in notice and transactions contemplated by the Business Combination Agreement; or

c)
The Secretary of State shall have made a final order in relation to the transactions contemplated by the Business Combination Agreement (and, to the extent relevant, all conditions or obligations contained in such an order necessary for completion of the transactions contemplated by the Business Combination Agreement shall have been satisfied or complied with or any restriction preventing completion shall have been lifted or released);

•
“Ordinary Course” means, with respect to any Person, the ordinary course of business consistent with such Person’s past custom and practice; provided that actions taken (or omitted) in response to a condition or conditions arising from COVID-19 pandemic, including as a result of actions of governmental entities taken in connection with the pandemic shall be deemed ordinary course of business;

•
“Ordinary Shares” are to the Class A Ordinary Shares and the Class B Ordinary Shares;

•
“Other Approvals” means any filing or application that BICS determines is required under Antitrust Laws after consulting with NAAC and considering NAAC’s views in good faith;

•
“Permitted Leakage” means each and any of the following:

a)
any Leakage in relation to matters set forth in Section 1.1(b) of Company Disclosure Schedules;

b)
any Leakage which is on arm’s length terms as between TeleSign and/or Company Subsidiaries and BICS and/or any Affiliate thereof;

c)
any Leakage which has been specifically accrued or provided for in the interim financial information of TeleSign;

d)
Company Transaction Expenses;

v

e)
waivers, deferrals and other similar adjustments relating to (traffic) reconciliation following delivery of invoices/services consistent with customary practices;

f)
any payments in respect of salaries, director’s fees, pension contributions, expenses or bonuses made to, or in respect of services provided by, employees, workers, directors, officers or consultants of TeleSign or any of the TeleSign Subsidiaries which are made (or to be made) by TeleSign or any of the TeleSign Subsidiaries in the ordinary course of business and in accordance with the terms of the related employment or service contract or other arraignment; as well as the accelerated vesting of employees’ existing long term bonuses as may be decided upon Closing; and

g)
any Leakage which is (i) expressly contemplated by any other provision of the Business Combination Agreement and contemplated restricting steps, or any Ancillary Agreement or (ii) NAAC has expressly approved in writing.

•
“Person” means an individual, corporation, partnership, limited partnership, limited liability company, syndicate, person (including, without limitation, a “person” as defined in Section 13(d)(3) of the Exchange Act), trust, association or entity or government, political subdivision, agency or instrumentality of a government;

•
“PFIC” are to Passive Foreign Investment Company;

•
“PIPE Financing” are to the private offering of securities of New Holdco to certain investors pursuant to separate subscription agreements in connection with the Share Acquisition;

•
“PIPE Funds” are to the proceeds from the PIPE Financing;

•
“PIPE Investors” are to investors in the PIPE Financing;

•
“PIPE Shares” are to the shares of New Holdco Common Stock that will be issued in the PIPE Financing;

•
“PRC National Security Approval” means , if BICS and NAAC, acting reasonably, have agreed that a mandatory filing is required under one or more of the PRC National Security Laws, and each such filing has been filed with the relevant Governmental Authorities pursuant to the Business Combination Agreement, that each such filing shall have been accepted by the relevant Governmental Authorities and, for each such filing, the relevant Governmental Authority with which the filing was made shall have either (a) cleared the Business Combination, either unconditionally or with conditions reasonably acceptable to BICS and NAAC, or (b) shall not, within the period allowed under the applicable PRC National Security Laws, have announced or notified BICS and NAAC of any decision to suspend or prohibit the Business Combination;

•
“PRC National Security Laws” means the Peoples Republic of China Foreign Investment Law, National Security Law and the Measures on Security Review of Foreign Investment;

•
“Private Placements” are to the sale by NAAC pursuant to subscription agreements with certain investors pursuant to which such investors, upon the terms and subject to the conditions set forth therein, have agreed to purchase PIPE Shares at a purchase price of $9.19 per share in a private placement or placements;

•
“private placement warrants” are to the warrants issued to the Sponsor in a private placement simultaneously with the closing of the IPO;

•
“Proximus” means Proximus SA de droit public/NV van publiek recht;

•
“Proximus Non-Compete Agreement” means the non-compete agreement entered into by TeleSign and Proximus SA/NV;

•
“public shareholders” are to the holders of NAAC’s public shares;

•
“public shares” are to the Class A Ordinary Shares sold as part of the NAAC Units in the IPO (whether they were purchased in the IPO or thereafter in the open market);

•
“public warrants” are to the warrants sold as part of the units in the IPO (whether they were purchased in the IPO or thereafter in the open market);

•
“Share Acquisition” are to the merger on the Acquisition Closing Date of NAAC with and into New SPAC, with New SPAC surviving the merger as a wholly owned subsidiary of New Holdco;

•
“Share Acquisition Effective Time” are to the date and time at which the Share Acquisition becomes effective;

•
“SPAC Merger Closing” are to the closing of the SPAC Merger;

•
“SPAC Merger Closing Date” are to the date on which the SPAC Merger Closing occurs;

•
“Sponsor” are to NAAC Sponsor LP, a Delaware limited partnership;

•
“Tax” or “Taxes” means any and all taxes, withholding taxes, duties, levies or other assessments or charges, in each case in the nature of taxes imposed by any Governmental Authority, including any income, estimated, business, occupation, corporate, capital, gross receipts, transfer, stamp, registration, employment, payroll, unemployment, withholding, occupancy, escheat, license, severance, capital, production, ad valorem, excise, windfall profits, customs duties, real property, personal property, sales, use, turnover, value added and franchise taxes, whether disputed or not, together with all interest, penalties, and additions to tax or imposed with respect thereto;

•
“TeleSign” are to Torino Holding Corp., a Delaware corporation, or TeleSign, Inc., as appropriate;

•
“TeleSign Board” are to the board of directors of TeleSign;

•
“TeleSign Common Stock” are to the shares of TeleSign’s common stock, par value $0.0001 per share;

•
“Trust Account” are to the trust account that holds the proceeds (including interest not previously released to NAAC for working capital purposes) from the IPO and a concurrent private placement of private placement warrants to the Sponsor;

•
“TeleSign Outstanding Shares” are to the total number of shares of TeleSign Common Stock outstanding immediately prior to the Share Acquisition Effective Time; and

•
“Warrant Agreement” are to the Warrant Agreement, dated January 21, 2021, between NAAC and Continental Stock Transfer & Trust Company, as warrant agent.

Unless otherwise specified, the voting and economic interests of NAAC shareholders set forth in this proxy statement/prospectus (a) assume that (i) no public shareholders elect to have their public shares redeemed, (ii) there are no other issuances of equity interests of NAAC or TeleSign, (iii) none of NAAC’s initial shareholders or BICS purchase Class A Ordinary Shares in the open market, (iv) the aggregate NAAC Transaction Expenses and Company Transaction Expenses will be $50 million, (v) the Sponsor forfeits 948,750 NAAC Founder Shares in connection with the Business Combination (and no additional NAAC Founder Shares are subject to forfeiture as a result of NAAC shareholder redemption levels exceeding 50% or otherwise), and (vi) TeleSign’s valuation is not otherwise reduced by factors set forth in the Business Combination Agreement, and (b) do not take into account New Holdco Warrants that will remain outstanding following the Business Combination and may be exercised at a later date.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
This proxy statement/prospectus includes forward-looking statements. NAAC based these forward- looking statements on its current expectations and projections about future events. All statements, other than statements of present or historical fact included in this proxy statement/prospectus, regarding the proposed Business Combination, NAAC’s ability to consummate the Business Combination, the benefits of the transaction, the post-combination company’s future financial performance following the Business Combination and the post-combination company’s strategy, expansion plans, future operations, future operating results, estimated revenues, losses, projected costs, prospects, plans and objectives of NAAC’s management are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may,”“should,”“could,”“would,”“expect,”“plan,”“anticipate,”“intend,”“believe,” “estimate,” “continue,” “project,” or the negative of such terms or other similar expressions. These forward- looking statements are subject to known and unknown risks, uncertainties and assumptions that may cause actual results, levels of activity, performance, or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. Except as otherwise required by applicable law, NAAC disclaims any duty to update any forward- looking statements, all of which are expressly qualified by the statements in this section, to reflect events or circumstances after the date of this proxy statement/prospectus. NAAC cautions you that these forward- looking statements are subject to numerous risks and uncertainties, most of which are difficult to predict and many of which are beyond the control of NAAC.
In addition, NAAC cautions you that the forward-looking statements regarding NAAC and the post-combination company, which are included in this proxy statement/prospectus, are subject to the following factors:
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the occurrence of any event, change or other circumstances that could delay the Business Combination or give rise to the termination of the Business Combination Agreement;

•
the outcome of any legal proceedings that have been or may be instituted against NAAC following announcement of the Business Combination;

•
the inability to complete the Business Combination due to the failure to obtain approval of the shareholders of NAAC, or satisfy the other conditions to closing in the Business Combination Agreement;

•
the ability to obtain or maintain the listing of New Holdco Common Stock on Nasdaq following the Business Combination;

•
the risk that NAAC may not be able to consummate the PIPE Financing;

•
the risk that the proposed Business Combination disrupts current plans and operations of TeleSign or NAAC as a result of the announcement and consummation of the Business Combination;

•
NAAC’s ability to realize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition and the ability of New Holdco to grow and manage growth profitably following the Business Combination;

•
costs related to the Business Combination;

•
New Holdco’s success in retaining or recruiting, or changes in, its officers, key employees or directors following the Business Combination;

•
the possibility of third-party claims against the Trust Account;

•
changes in applicable laws or regulations;

•
the possibility that COVID-19 may hinder NAAC’s ability to consummate the Business Combination;

•
the possibility that COVID-19 may adversely affect the results of operations, financial position, and cash flows of NAAC, TeleSign, or New Holdco;

•
technological changes;

•
data security breaches or other network outages; and

•
the possibility that NAAC or New Holdco may be adversely affected by other economic, business, or competitive factors.

New Holdco does not as a matter of course make public projections as to future sales, earnings, or other results. However, the management of New Holdco has prepared the prospective financial information set forth below to present the expected result of the Business Combination on New Holdco’s future performance. The accompanying prospective financial information was not prepared with a view toward public disclosure or with a view toward complying with the guidelines established by the American Institute of Certified Public Accountants with respect to prospective financial information, but, in the view of the Company's management, was prepared on a reasonable basis, reflects the best currently available estimates and judgments, and presents, to the best of management's knowledge and belief, the expected course of action and the expected future financial performance of the Company. However, this information is not fact and should not be relied upon as being necessarily indicative of future results, and readers of this proxy statement/prospectus are cautioned not to place undue reliance on the prospective financial information.
Neither the New Holdco’s independent auditors, nor any other independent accountants, have compiled, examined, or performed any procedures with respect to the prospective financial information contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the prospective financial information.
Should one or more of the risks or uncertainties described in this proxy statement/prospectus, or should underlying assumptions prove incorrect, actual results and plans could differ materially from those expressed in any forward-looking statements. Additional information concerning these and other factors that may impact the operations and projections discussed herein can be found in the section entitled “Risk Factors” and in NAAC’s periodic filings with the SEC, including its Annual Report on Form 10-K for the fiscal year ended December 31, 2020 and subsequently filed Quarterly Reports on Form 10-Q. NAAC’s SEC filings are available publicly on the SEC’s website at www.sec.gov.

SUMMARY TERM SHEET
This summary term sheet, together with the sections entitled “Questions and Answers About the Business Combination” and “Summary of the Proxy Statement/Prospectus,” summarizes certain information included in this proxy statement/prospectus, but does not include all of the information that is important to you. You should carefully read this entire proxy statement/prospectus, including the attached annexes, for a more complete understanding of the matters to be considered at the extraordinary general meeting.
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NAAC is a blank check company incorporated on October 14, 2020 as a Cayman Islands exempted company for the purpose of effecting a merger, amalgamation, share exchange, asset acquisition, share purchase, reorganization, or similar business combination with one or more businesses or entities. For more information about NAAC, see the section entitled “Information About NAAC.” When you consider the NAAC Board’s recommendation of the Proposals (as defined below), you should keep in mind that NAAC’s directors and officers have interests in the Business Combination that are different from, or in addition to, the interests of NAAC shareholders generally. NAAC’s directors were aware of and considered these interests, among other matters, in evaluating the Business Combination, and in recommending to shareholders that they approve the Business Combination. Shareholders should take these interests into account in deciding whether to approve the Business Combination. See the subsection entitled “The Business Combination — Interests of the Sponsor and NAAC Directors and Officers in the Business Combination” for additional information. The NAAC Board was aware of and considered these interests, among other matters, in recommending that NAAC shareholders vote “FOR” each of the Proposals.

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There are currently 37,950,000 Class A Ordinary Shares and 9,487,500 Class B Ordinary Shares issued and outstanding. In addition, there are currently 19,776,667 NAAC Warrants outstanding, consisting of 12,650,000 public warrants and 7,126,667 private placement warrants. Each whole NAAC Warrant entitles the holder to purchase one whole Class A Ordinary Share for $11.50 per share. The NAAC Warrants will become exercisable on the later of 30 days after the completion of an Initial Business Combination and 12 months from the closing of the Initial Public Offering, and will expire five years after the completion of an Initial Business Combination or earlier upon redemption or liquidation. Once the public warrants become exercisable, NAAC may redeem the outstanding public warrants, in whole and not in part, for cash in accordance with, and subject to the terms of, the Warrant Agreement. The private placement warrants, however, are non-redeemable so long as they are held by the Sponsor or its permitted transferees. For more information about the terms of the warrants, see the subsection entitled “Description of Securities — Warrants — Public Warrants.”

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TeleSign, a Delaware corporation, is a digital identity and communications platform as a service (“CPaaS”) company that provides solutions for security, authentication, fraud detection, compliance and reputation scoring through its easy-to-integrate application programming interfaces. TeleSign’s products and services portfolio combines digital identity with global communications capabilities to help enterprises connect, protect and engage with their customers, while assisting those customers in securely engaging with their preferred digital platforms. For more information about TeleSign, see the sections entitled “Information About TeleSign” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of TeleSign.”

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On December 16, 2021, BICS, TeleSign, NAAC, New SPAC and New Holdco entered into the Business Combination Agreement. A copy of the Business Combination Agreement is attached to this proxy statement/prospectus as Annex A.

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Pursuant to the Business Combination Agreement, and subject to the terms and conditions contained therein, the Business Combination will be effected in two steps: (a) on the SPAC Merger Closing Date, NAAC will merge with and into New SPAC, with New SPAC surviving the SPAC Merger as a publicly traded entity and wholly-owned subsidiary of New Holdco; and (b) immediately following the SPAC Merger, New Holdco and BICS will consummate the Share Acquisition (as defined below). For more information about the Business Combination Agreement and the Business Combination, see the section entitled “The Business Combination.”

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In connection with the SPAC Merger, each then-outstanding Class A Ordinary Share, Class B Ordinary Share, NAAC Warrant, and NAAC Unit will be cancelled in exchange for consideration

x

consisting of the right to receive New Holdco Common Stock and New Holdco Warrants, respectively. For more information about the Business Combination Agreement and the Business Combination, see the section entitled “The Business Combination.”
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In connection with the Share Acquisition, it is anticipated that in exchange for all outstanding shares of TeleSign Common Stock, BICS will receive (i) the Share Consideration and (ii) the Cash Consideration. For more information about the Business Combination Agreement and the Business Combination, see the section entitled “The Business Combination.”

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Unless lawfully waived by the parties to the Business Combination Agreement, the Acquisition Closing is subject to a number of conditions set forth in the Business Combination Agreement, including, among others, receipt of the requisite NAAC shareholder approval of the Business Combination Agreement, Available Cash of at least $200 million, the Business Combination as contemplated by this proxy statement/prospectus, and certain other proposals at the extraordinary general meeting. For more information about the closing conditions to the Business Combination, see the subsection entitled “The Business Combination — Conditions to Consummation of the Business Combination Agreement.”

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The Business Combination Agreement may be terminated at any time prior to the consummation of the Business Combination upon agreement of the parties thereto, or for other reasons in specified circumstances. For more information about the termination rights under the Business Combination Agreement, see the subsection entitled “The Business Combination — Termination.”

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The proposed Business Combination involves numerous risks. For more information about these risks, please see the section entitled “Risk Factors.”

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Pursuant to the PIPE Financing, NAAC has agreed that New Holdco will issue and sell to certain investors, and those investors have agreed to buy from New Holdco, in connection with the Acquisition Closing, an aggregate of 11,698,750 shares of New Holdco Common Stock at a purchase price of $9.19 per share for an aggregate commitment of $107,500,000. Such New Holdco Common Stock would be valued at approximately $     , based on the closing price of the Class A Ordinary Shares of $      per share on       , 2022.

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Under the Existing Organizational Documents, in connection with the Business Combination, NAAC’s public shareholders may elect to have their public shares redeemed for cash at the applicable redemption price per share calculated in accordance with the Existing Organizational Documents. As of September 30, 2021, this would have amounted to $10.00 per share. If a holder exercises its redemption rights, then such holder will exchange its shares of New Holdco Common Stock received in exchange for its public shares for cash and will not own public shares or shares of New Holdco following the completion of the Business Combination and will not participate in the future growth of New Holdco, if any, except to the extent that they continue to hold public warrants. Such a holder will be entitled to receive cash for its shares of New Holdco Common Stock only if it properly demands redemption and delivers its shares (either physically or electronically) to NAAC’s transfer agent at least two business days prior to the extraordinary general meeting. For more information regarding these procedures, see the subsection entitled “Extraordinary General Meeting — Redemption Rights.”

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It is anticipated that, upon completion of the Business Combination, the ownership of New Holdco will be as follows:

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BICS will own 115,512,500 shares of New Holdco Common Stock, or approximately 66% of the issued and outstanding New Holdco Common Stock;

•
the public shareholders will own 37,950,000 shares of New Holdco Common Stock, or approximately 22% of the issued and outstanding New Holdco Common Stock;

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the PIPE Investors will own 11,698,750 shares of New Holdco Common Stock, or approximately 7% of the issued and outstanding New Holdco Common Stock; and

•
the initial shareholders will own 8,538,750 shares of New Holdco Common Stock, or approximately 5% of the issued and outstanding New Holdco Common Stock (which, for the avoidance of doubt, does not include shares of New Holdco Common Stock that will be issued to certain initial shareholders in connection with the PIPE Financing, which shares are reflected in the preceding bullet).
The number of shares and the interests set forth above (a) assume that (i) no public shareholders elect to have their public shares redeemed, (ii) there are no other issuances of equity interests of NAAC or TeleSign, (iii) none of NAAC’s initial shareholders or BICS purchase Class A Ordinary Shares in the open market, (iv) the aggregate NAAC Transaction Expenses and Company Transaction Expenses will be $50 million, (v) the Sponsor forfeits 948,750 NAAC Founder Shares in connection with the Business Combination (and no additional NAAC Founder Shares are subject to forfeiture as a result of NAAC shareholder redemption levels exceeding 50% or otherwise), and (vi) TeleSign’s valuation is not otherwise reduced by factors set forth in the Business Combination Agreement, and (b) do not take into account New Holdco Warrants that will remain outstanding following the Business Combination and may be exercised at a later date. As a result of the Business Combination, the economic and voting interests of NAAC’s shareholders will decrease. If we assume the maximum redemptions scenario described under the section entitled “Unaudited Pro Forma Condensed Combined Financial Information,” i.e., 37,950,000 public shares are redeemed, and the assumptions set forth in the foregoing clauses (a)(ii) — (vi) and (b) remain true, except that, with respect to clause (v), the number of NAAC Founder Shares to be forfeited by the Sponsor shall be 1,897,500, and if we further assume that the parties to the Business Combination Agreement waive the minimum cash condition, the ownership of New Holdco upon completion of the Business Combination will be as follows:
•
BICS will own 116,461,250 shares of New Holdco Common Stock, or approximately 86% of the issued and outstanding New Holdco Common Stock;

•
the PIPE Investors will own 11,698,750 shares of New Holdco Common Stock, or approximately 9% of the issued and outstanding New Holdco Common Stock; and

•
the initial shareholders will own 7,590,000 shares of New Holdco Common Stock, or approximately 5% of the issued and outstanding New Holdco Common Stock (which, for the avoidance of doubt, does not include shares of New Holdco Common Stock that will be issued to certain initial shareholders in connection with the PIPE Financing, which shares are reflected in the preceding bullet).

The ownership percentages with respect to New Holdco set forth above do not take into account NAAC Warrants that will remain outstanding immediately following the Business Combination, but do include the NAAC Founder Shares, which will convert into New Holdco Common Stock upon the Share Acquisition. If the facts are different than these assumptions, the percentage ownership retained by NAAC’s existing shareholders in New Holdco following the Business Combination will be different. For example, if we assume that all outstanding 12,650,000 public warrants and 7,126,667 private placement warrants were exercisable and exercised following completion of the Business Combination and further assume that no public shareholders elect to have their public shares redeemed (and each other assumption set forth in the preceding paragraph remains the same), then the ownership of New Holdco would be as follows:
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BICS will own 115,512,500 shares of New Holdco Common Stock, or approximately 60% of the issued and outstanding New Holdco Common Stock;

•
the public shareholders will own 50,600,000 shares of New Holdco Common Stock, or approximately 26% of the issued and outstanding New Holdco Common Stock;

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the PIPE Investors will own 11,698,750 shares of New Holdco Common Stock, or approximately 6% of the issued and outstanding New Holdco Common Stock; and

•
the initial shareholders will own 15,665,417 shares of New Holdco Common Stock, or approximately 8% of the issued and outstanding New Holdco Common Stock (which, for the avoidance of doubt, does not include shares of New Holdco Common Stock that will be issued to certain initial shareholders in connection with the PIPE Financing, which shares are reflected in the preceding bullet).

The NAAC Warrants will become exercisable on the later of 30 days after the completion of an Initial Business Combination and 12 months from the closing of the Initial Public Offering, and will expire five years after the completion of an Initial Business Combination or earlier upon their redemption or liquidation.

Please see the sections entitled “Summary of the Proxy Statement/Prospectus — Ownership of New Holdco After the Acquisition Closing” and “Unaudited Pro Forma Condensed Combined Financial Information” for further information.
The NAAC Board considered various factors in determining whether to approve the Business Combination Agreement and the Business Combination. For more information about the NAAC Board’s decision-making process, see the subsection entitled “The Business Combination — The NAAC Board’s Reasons for the Approval of the Business Combination.”
In addition to voting on the proposals to approve the SPAC Merger and the Plan of Merger by special resolution (the “SPAC Merger Proposal”) and to approve the Share Acquisition and approve and adopt the Business Combination Agreement and the Business Combination by ordinary resolution (the “Share Acquisition Proposal” and, together with the SPAC Merger Proposal, the “Business Combination Proposals”) at the extraordinary general meeting, NAAC’s shareholders will also be asked to vote on the approval of:
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the proposed certificate of incorporation (the “Proposed Certificate of Incorporation”) and the proposed bylaws (the “Proposed Bylaws” and, together with the Proposed Certificate of Incorporation, the “Proposed Organizational Documents”) of New Holdco, the post-SPAC Merger company, which if approved, would take effect at the SPAC Merger Effective Time (the “Organizational Documents Proposal”);

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on a non-binding, advisory basis, certain governance provisions in the Proposed Organizational Documents, which are being presented separately in accordance with the SEC guidance to give shareholders the opportunity to present their separate views on important corporate governance provisions, as eight separate proposals (collectively, the “Advisory Organizational Documents Proposals”);

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for purposes of complying with applicable listing rules of Nasdaq, (a) the issuance of up to 115,512,500 shares of New Holdco Common Stock in connection with the Share Acquisition, and (b) the issuance and sale of 11,698,750 shares of New Holdco Common Stock in the PIPE Financing, which will occur substantially concurrently with, and is contingent upon, the consummation of the Share Acquisition (the “Nasdaq Proposal”);

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the Incentive Plan and material terms thereunder (the “Incentive Plan Proposal”); and

•
the adjournment of the extraordinary general meeting to a later date or dates, if necessary or appropriate, to permit further solicitation and vote of proxies in the event that there are insufficient votes for, or otherwise in connection with, the approval of the Business Combination Proposals, the Organizational Documents Proposal, the Advisory Organizational Documents Proposals, the Nasdaq Proposal, or the Incentive Plan Proposal, (the “Adjournment Proposal” and, together with the Business Combination Proposals, the Organizational Documents Proposal, the Advisory Organizational Documents Proposals, the Nasdaq Proposal, and the Incentive Plan Proposal, the “Proposals”).

For more information, see the sections entitled “Proposal No. 1 — The Business Combination Proposals,” “Proposal No. 2 — The Organizational Documents Proposal,” “Proposal No. 3 — The Advisory Organizational Documents Proposals,” “Proposal No. 4 — The Nasdaq Proposal,” “Proposal No. 5 — The Incentive Plan Proposal,” “Proposal No. 6 — The Adjournment Proposal.”

QUESTIONS AND ANSWERS ABOUT THE BUSINESS COMBINATION
The following questions and answers briefly address some commonly asked questions about the Proposals to be presented at the extraordinary general meeting, including the proposed Business Combination. The following questions and answers do not include all the information that is important to NAAC shareholders. We urge NAAC shareholders to carefully read this entire proxy statement/prospectus, including the annexes and other documents referred to herein.
Q:
Why am I receiving this proxy statement/prospectus?

A:
NAAC is sending this proxy statement/prospectus to its shareholders to help them decide how to vote their Ordinary Shares with respect to the matters to be considered at the extraordinary general meeting. NAAC shareholders are being asked to consider and vote upon, among other things, three separate proposals to: (a) approve and adopt the Business Combination Agreement, pursuant to which the Business Combination will be effected in two steps: (1) subject to approval by special resolution, NAAC will merge with and into New SPAC, with New SPAC surviving the SPAC Merger, and (2) subject to approval by ordinary resolution, New Holdco will purchase from BICS all TeleSign Outstanding Shares in exchange for (i) the Share Consideration and (ii) the Cash Consideration, and (b) approve the SPAC Merger, the Share Acquisition, and the other transactions contemplated by the Business Combination Agreement; and (c) approve, for purposes of complying with applicable listing rules of Nasdaq, (i) the issuance in connection with the Share Acquisition of up to an aggregate of 115,512,500 shares of New Holdco Common Stock to BICS in connection with the Share Acquisition and (ii) the issuance and sale to the PIPE Investors of 11,698,750 shares of New Holdco Common Stock in the PIPE Financing, which will occur substantially concurrently with, and is contingent upon, the consummation of the Share Acquisition. The Business Combination cannot be completed unless NAAC shareholders approve the Business Combination Proposals, the Organizational Documents Proposal, the Nasdaq Proposal, and the Incentive Plan Proposal (collectively, the “Condition Precedent Proposals”) at the extraordinary general meeting.

A copy of the Business Combination Agreement is attached to this proxy statement/prospectus as Annex A. This proxy statement/prospectus and its annexes include important information about the proposed Business Combination and the other matters to be acted upon at the extraordinary general meeting. You should read this proxy statement/prospectus and its annexes carefully and in their entirety.
The approval of each of the Share Acquisition Proposal, the Nasdaq Proposal, the Incentive Plan Proposal, and the Adjournment Proposal are being proposed as an ordinary resolution, being the affirmative vote under Cayman Islands law, being the affirmative vote of the holders of a majority of the ordinary shares of NAAC represented in person or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting. The SPAC Merger Proposal, the Advisory Organizational Documents Proposals and the Organizational Documents Proposal require a special resolution under Cayman Islands law, being the affirmative vote of the holders of at least two-thirds of the ordinary shares of NAAC represented in person or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting.
At the SPAC Merger Effective Time, pursuant to the SPAC Merger, (a) each then-outstanding Class A Ordinary Share will be canceled in exchange for consideration consisting of one share of New Holdco Common Stock; (b) each then-outstanding Class B Ordinary Share will be canceled in exchange for consideration consisting of one share of New Holdco Common Stock; (c) each then-outstanding NAAC Warrant will be cancelled in exchange for consideration consisting of one New Holdco Warrant pursuant to the Warrant Agreement; and (d) each then-outstanding NAAC Unit will be cancelled in exchange for consideration consisting of (i) the right to receive one share of New Holdco Common Stock and (ii) the right to receive one-third of one New Holdco Warrant.
Your vote is important. You are encouraged to submit your proxy as soon as possible after carefully reviewing this proxy statement/prospectus and its annexes.
Q:
What is being voted on at the extraordinary general meeting?

A:
NAAC shareholders will vote on the following proposals at the extraordinary general meeting.

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The Business Combination Proposals — To consider and vote upon two separate proposals to approve the SPAC Merger and the Plan of Merger by special resolution and to approve the Share Acquisition and adopt the Business Combination Agreement and the transactions contemplated thereby by ordinary resolution (Proposal No. 1).

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The Organizational Documents Proposal — To consider and vote upon a proposal to approve by special resolution the Proposed Certificate of Incorporation and the Proposed Bylaws of New Holdco, which, if approved, would take effect at the SPAC Merger Effective Time (Proposal No. 2).

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The Advisory Organizational Documents Proposals — To consider and vote upon eight separate proposals to approve, on a non-binding advisory basis, by special resolution, certain governance provisions in the Proposed Organizational Documents, which are being presented separately in accordance with SEC guidance to give shareholders the opportunity to present their separate views on important corporate governance provisions (Proposal No. 3).

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The Nasdaq Proposal — To consider and vote upon a proposal to approve by ordinary resolution, for purposes of complying with applicable listing rules of Nasdaq, (a) the issuance of up to 115,512,500 shares of New Holdco Common Stock in connection with the Share Acquisition, and (b) the issuance and sale of 11,698,750 shares of New Holdco Common Stock in the PIPE Financing, which will occur substantially concurrently with, and is contingent upon, the consummation of the Share Acquisition (Proposal No. 4).

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The Incentive Plan Proposal — To consider and vote upon a proposal to approve by ordinary resolution and adopt the Incentive Plan and material terms thereunder (Proposal No. 5).

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The Adjournment Proposal — To consider and vote upon a proposal to approve by ordinary resolution the adjournment of the extraordinary general meeting to a later date or dates, if necessary or appropriate, to permit further solicitation and vote of proxies in the event that there are insufficient votes for, or otherwise in connection with, the approval of any of the other Proposals (Proposal No. 6).

Q:
Are the Proposals conditioned on one another?

A:
NAAC may not consummate the Business Combination unless the Condition Precedent Proposals are approved at the extraordinary general meeting. Each of the Condition Precedent Proposals is cross-conditioned on the approval and adoption of each of the other Condition Precedent Proposals.

Q:
What will happen in the Business Combination?

A:
On December 16, 2021, NAAC, BICS, TeleSign, New SPAC and New Holdco entered into the Business Combination Agreement. Pursuant to the Business Combination Agreement, and subject to the terms and conditions contained therein, the Business Combination will be effected in two steps: (a) on the SPAC Merger Closing Date, NAAC will merge with and into New SPAC, with New SPAC surviving the SPAC Merger, and (b) immediately following the SPAC Merger Effective Time, New Holdco and BICS will consummate the Share Acquisition, whereby New Holdco will purchase all outstanding shares of TeleSign Common Stock. For more information about the Business Combination Agreement and the Business Combination, see the section entitled “The Business Combination.”

Q:
Why is NAAC proposing the Business Combination?

A:
NAAC was formed for the purpose of effecting a merger, amalgamation, share exchange, asset acquisition, share purchase, reorganization, or similar business combination involving NAAC and one or more businesses or entities.

On January 26, 2021, NAAC completed the IPO of 37,950,000 NAAC Units, including 4,950,000 NAAC Units that were issued pursuant to the underwriter’s exercise of their over-allotment option in full, with each NAAC Unit consisting of one Class A Ordinary Share and one-third of one NAAC Warrant, where each whole NAAC Warrant is exercisable to purchase one Class A Ordinary Share at a price of $11.50 per share, generating gross proceeds to NAAC of $379,500,000. The underwriter was granted a 45-day option from the date of the final prospectus relating to the IPO to purchase up to

4,950,000 additional units to cover over-allotments, if any, at $10.00 per unit, less underwriting discounts and commissions. The underwriter exercised the over-allotment option in full simultaneously with the IPO. Since the IPO, NAAC’s activity has been limited to the search for a prospective Initial Business Combination.
The NAAC Board considered a wide variety of factors in connection with its evaluation of the Business Combination, including its review of the results of the due diligence conducted by NAAC’s management and NAAC’s advisors. As a result, the NAAC Board concluded that a transaction with TeleSign would present the most attractive opportunity to maximize value for NAAC’s shareholders. Please see the subsection entitled “The Business Combination — The NAAC Board’s Reasons for the Approval of the Business Combination.”
Q:
What conditions must be satisfied to complete the Business Combination?

A:
There are a number of closing conditions in the Business Combination Agreement, including the approval by NAAC’s shareholders of the Condition Precedent Proposals. For a summary of the conditions that must be satisfied or waived prior to completion of the Business Combination, see the subsection entitled “The Business Combination — Conditions to Consummation of the Business Combination Agreement.”

Q:
How will New Holdco be managed and governed following the Business Combination?

A:
Immediately after the Acquisition Closing, the New Holdco Board will be managed by a board of eight directors, designated as follows:

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the Chief Executive Officer of New Holdco;

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two individuals designated by BICS in its sole discretion;

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one individual designated by the Sponsor in its sole discretion;

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one individual designated by one of the PIPE Investors in its sole discretion; and

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three individuals who satisfy the requirements necessary for such individuals to be “independent” in accordance with the rules and regulations governing companies listed on Nasdaq, including Nasdaq Listing Rule 5605 regarding independence, and the SEC rules regarding audit committee independence, designated by BICS in its sole discretion.

For additional information, please see the section entitled “Management After the Business Combination.”
Q:
Will the Sponsor have the right to designate any board members following the Business Combination?

A:
At the closing of the Business Combination, New Holdco, BICS, the Sponsor and one of the PIPE Investors will enter into a stockholders agreement (the “Stockholders Agreement”), pursuant to which, among other things, for 36 months following the closing of the Business Combination, the board of directors of New Holdco shall consist of eight members, including the chief executive officer of New Holdco, five individuals designated by BICS in its sole discretion, three of which will be independent directors, one individual designated by the Sponsor in its sole discretion, and one individual designated by such PIPE Investor in its sole discretion, and that the parties thereto will not take any action to remove another party’s designee, and each party will be entitled to replace any vacancy arising in relation to a director previously designated by such party, for the periods of time specified for such party therein.

Q:
Will NAAC obtain new financing in connection with the Business Combination?

A:
The PIPE Investors have committed to purchase from New Holdco 11,698,750 shares of New Holdco Common Stock, for an aggregate purchase price of $107.5 million in the PIPE Financing.

Q:
What equity stake will NAAC’s current shareholders and the holders of the NAAC Founder Shares hold in New Holdco following the consummation of the Business Combination?

A:
It is anticipated that, upon completion of the Business Combination, the ownership of New Holdco will be as follows:

•
BICS will own 115,512,500 shares of New Holdco Common Stock, or approximately 66% of the issued and outstanding New Holdco Common Stock;

•
the public shareholders will own 37,950,000 shares of New Holdco Common Stock, or approximately 22% of the issued and outstanding New Holdco Common Stock;

•
the PIPE Investors will own 11,698,750 shares of New Holdco Common Stock, or approximately 7% of the issued and outstanding New Holdco Common Stock; and

•
the initial shareholders will own 8,538,750 shares of New Holdco Common Stock, or approximately 5% of the issued and outstanding New Holdco Common Stock (which, for the avoidance of doubt, does not include shares of New Holdco Common Stock that will be issued to certain initial shareholders in connection with the PIPE Financing, which shares are reflected in the preceding bullet).

The number of shares and the interests set forth above (a) assume that (i) no public shareholders elect to have their public shares redeemed, (ii) there are no other issuances of equity interests of NAAC or TeleSign, (iii) none of NAAC’s initial shareholders or BICS purchase Class A Ordinary Shares in the open market, (iv) the aggregate NAAC Transaction Expenses and Company Transaction Expenses will be $50 million, (v) the Sponsor forfeits 948,750 NAAC Founder Shares in connection with the Business Combination (and no additional NAAC Founder Shares are subject to forfeiture as a result of NAAC shareholder redemption levels exceeding 50% or otherwise), and (vi) TeleSign’s valuation is not otherwise reduced by factors set forth in the Business Combination Agreement, and (b) do not take into account New Holdco Warrants that will remain outstanding following the Business Combination and may be exercised at a later date. As a result of the Business Combination, the economic and voting interests of NAAC’s shareholders will decrease. If we assume the maximum redemptions scenario described under the section entitled “Unaudited Pro Forma Condensed Combined Financial Information,” i.e., 37,950,000 public shares are redeemed, and the assumptions set forth in the foregoing clauses (a)(ii) — (vi) and (b) remain true, except that, with respect to clause (v), the number of NAAC Founder Shares to be forfeited by the Sponsor shall be 1,897,500, and if we further assume that the parties to the Business Combination Agreement waive the minimum cash condition, the ownership of New Holdco upon completion of the Business Combination will be as follows:
•
BICS will own 116,461,250 shares of New Holdco Common Stock, or approximately 86% of the issued and outstanding New Holdco Common Stock;

•
the PIPE Investors will own 11,698,750 shares of New Holdco Common Stock, or approximately 9% of the issued and outstanding New Holdco Common Stock; and

•
the initial shareholders will own 7,590,000 shares of New Holdco Common Stock, or approximately 5% of the issued and outstanding New Holdco Common Stock (which, for the avoidance of doubt, does not include shares of New Holdco Common Stock that will be issued to certain initial shareholders in connection with the PIPE Financing, which shares are reflected in the preceding bullet).

The ownership percentages with respect to New Holdco set forth above do not take into account NAAC Warrants that will remain outstanding immediately following the Business Combination, but do include the NAAC Founder Shares, which will convert into New Holdco Common Stock upon the Share Acquisition. If the facts are different than these assumptions, the percentage ownership retained by NAAC’s existing shareholders in New Holdco following the Business Combination will be different. For example, if we assume that all outstanding 12,650,000 public warrants and 7,126,667 private placement warrants were exercisable and exercised following completion of the Business Combination and further assume that no public shareholders elect to have their public shares redeemed (and each other assumption set forth in the preceding paragraph remains the same), then the ownership of New Holdco would be as follows:

•
BICS will own 115,512,500 shares of New Holdco Common Stock, or approximately 60% of the issued and outstanding New Holdco Common Stock;

•
the public shareholders will own 50,600,000 shares of New Holdco Common Stock, or approximately 26% of the issued and outstanding New Holdco Common Stock;

•
the PIPE Investors will own 11,698,750 shares of New Holdco Common Stock, or approximately 6% of the issued and outstanding New Holdco Common Stock; and

•
the initial shareholders will own 15,665,417 shares of New Holdco Common Stock, or approximately 8% of the issued and outstanding New Holdco Common Stock (which, for the avoidance of doubt, does not include shares of New Holdco Common Stock that will be issued to certain initial shareholders in connection with the PIPE Financing, which shares are reflected in the preceding bullet).

The NAAC Warrants will become exercisable on the later of 30 days after the completion of an Initial Business Combination and 12 months from the closing of the Initial Public Offering and will expire five years after the completion of an Initial Business Combination or earlier upon their redemption or liquidation.
Please see the subsection and section entitled “Summary of the Proxy Statement/Prospectus — Ownership of New Holdco After the Acquisition Closing” and “Unaudited Pro Forma Condensed Combined Financial Information” for further information.
Q:
How will the SPAC Merger affect my Ordinary Shares, NAAC Warrants, and NAAC Units?

A:
At the SPAC Merger Effective Time, pursuant to the SPAC Merger, (a) each then-outstanding Class A Ordinary Share will be canceled in exchange for consideration consisting of one share of New Holdco Common Stock; (b) each then-outstanding Class B Ordinary Share will be canceled in exchange for consideration consisting of one share of New Holdco Common Stock; (c) each then-outstanding NAAC Warrant will be cancelled in exchange for consideration consisting of one New Holdco Warrant pursuant to the Warrant Agreement; and (d) each then-outstanding NAAC Unit will be cancelled in exchange for consideration consisting of (i) the right to receive one share of New Holdco Common Stock and (ii) the right to receive one-third of one New Holdco Warrant. For additional information about the SPAC Merger, please see the section entitled “The Business Combination” in this proxy statement/prospectus.

Q:
What are the U.S. federal income tax consequences of the SPAC Merger?

A:
As discussed more fully under “Material U.S. Federal Income Tax Considerations,” McDermott Will & Emery LLP has delivered an opinion to NAAC to the effect that, under the U.S. federal income tax laws in effect as of the date of such opinion, the SPAC Merger should be treated as a tax-deferred reorganization within the meaning of Section 368(a)(l)(F) of the U.S. Internal Revenue Code of 1986, as amended (the “Code”). Assuming that the SPAC Merger does so qualify, and subject to the discussion of the “passive foreign investment company” (“PFIC”) rules below, U.S. holders (as defined in “Material U.S. Federal Income Tax Considerations — U.S. Holders” below) generally will be subject to the rules of Section 367(b) of the Code (which are also summarized immediately below). Under the Section 367(b) rules, as a result of the SPAC Merger:

•
a U.S. holder that holds Class A Ordinary Shares that have a fair market value of less than $50,000 on the date of the SPAC Merger and that, on the date of the SPAC Merger owns (actually and constructively) less than 10% of the total combined voting power of all classes of our stock entitled to vote and less than 10% of the total value of all classes of our stock, generally will not recognize any gain or loss and will not be required to include any part of NAAC’s earnings in income;

•
a U.S. holder that holds Class A Ordinary Shares that have a fair market value of $50,000 or more and that, on the date of the SPAC Merger, owns (actually and constructively) less than 10% of the total combined voting power of all classes of our stock entitled to vote and less than 10% of the total value of all classes of our stock generally will recognize gain (but not loss) on the exchange of Class A Ordinary Shares for shares of New Holdco Common Stock pursuant to the SPAC Merger. As an alternative to recognizing gain, such U.S. holder may file an election to include in income as a deemed dividend the “all earnings and profits amount” (as defined in the Treasury Regulations under Section 367(b) of the Code) attributable to its Class A Ordinary Shares provided certain other requirements are satisfied; and
•
a U.S. holder that holds Class A Ordinary Shares that have a fair market value of $50,000 or more and that, on the date of the SPAC Merger, owns (actually or constructively) 10% or more of the total combined voting power of all classes of our stock entitled to vote or 10% or more of the total value of all classes of our stock generally will be required to include in income as a deemed dividend the “all earnings and profits amount” attributable to its Class A Ordinary Shares provided certain other requirements are satisfied. Any such U.S. holder that is a corporation may, under certain circumstances, effectively be exempt from taxation on a portion or all of the deemed dividend pursuant to Section 245A of the Code (commonly referred to as the participation exemption).

NAAC does not expect to have significant cumulative earnings and profits through the date of the SPAC Merger.
As discussed more fully under “Material U.S. Federal Income Tax Considerations — U.S. Holders — PFIC Considerations,” NAAC believes that it is likely classified as a PFIC for U.S. federal income tax purposes. Therefore, a U.S. holder of NAAC shares and warrants may, in certain circumstances, still recognize gain (but not loss) upon the exchange of its NAAC shares or warrants for New Holdco shares or warrants pursuant to the SPAC Merger under the PFIC rules of the Code equal to the excess, if any, of the fair market value of the New Holdco shares or public warrants received in the SPAC Merger over the U.S. holder’s adjusted tax basis in the corresponding NAAC shares or public warrants surrendered in exchange therefor. The tax on any such gain so recognized would be imposed at the rate applicable to ordinary income and an interest charge would apply. For a more complete discussion of the potential application of the PFIC rules to U.S. holders as a result of the SPAC Merger, see “Material U.S. Federal Income Tax Considerations — U.S. Holders — PFIC Considerations.”
NAAC does not expect the SPAC Merger to result in any material U.S. federal income tax consequences to non-U.S. holders (as defined in “Material U.S. Federal Income Tax Considerations — Non-U.S. Holders”). However, the SPAC Merger may cause non-U.S. holders to become subject to U.S. federal income withholding taxes on any dividends paid in respect of such non-U.S. holder’s New Holdco shares after the SPAC Merger.
The tax consequences of the SPAC Merger are complex and will depend on a holder’s particular circumstances. All holders are urged to consult their tax advisor on the tax consequences to them of the SPAC Merger, including the applicability and effect of U.S. federal, state, local and foreign income and other tax laws. For a more complete discussion of the U.S. federal income tax considerations of the SPAC Merger, see “Material U.S. Federal Income Tax Considerations.”
Q:
Why is NAAC proposing the Nasdaq Proposal?

A:
NAAC is proposing the Nasdaq Proposal in order to comply with Nasdaq listing rules, which require shareholder approval of certain transactions that result in the issuance of 20% or more of a company’s outstanding voting power or shares of common stock outstanding before the issuance of stock or securities. In connection with the Share Acquisition, the Business Combination, and the PIPE Financing, New Holdco may issue up to an aggregate of 127,211,250 shares of New Holdco Common Stock to BICS and the PIPE Investors. Because NAAC may issue 20% or more of its outstanding voting power and outstanding Ordinary Shares in connection with the Share Acquisition and the PIPE Financing, NAAC is required to obtain its shareholders’ approval of such issuances pursuant to Nasdaq listing rules. See the section entitled “Proposal No. 4 — The Nasdaq Proposal” for additional information.

Q:
Did the NAAC Board obtain a third-party valuation or fairness opinion in determining whether or not to proceed with the Business Combination?

A:
No. The NAAC Board did not obtain a third-party valuation or fairness opinion in connection with its determination to approve the Business Combination. NAAC’s officers and directors have substantial experience in evaluating the operating and financial merits of companies from a wide range of industries and concluded that their experience and backgrounds, together with the experience and sector expertise of NAAC’s advisors and consultants, enabled them to make the necessary analyses and determinations regarding the Business Combination. In addition, NAAC’s officers, directors, and advisors have substantial experience with mergers and acquisitions. Accordingly, investors will be relying solely on the judgment of the NAAC Board in valuing TeleSign and assuming the risk that the NAAC Board may not have properly valued the business.
Q:
What happens if I sell my Class A Ordinary Shares before the extraordinary general meeting?

A:
The record date for the extraordinary general meeting is earlier than the date that the Business Combination is expected to be completed. If you transfer your Class A Ordinary Shares after the record date, but before the extraordinary general meeting, unless the transferee obtains from you a proxy to vote those shares, you will retain your right to vote at the extraordinary general meeting. However, you will not be able to seek redemption of your Class A Ordinary Shares because you will no longer be able to deliver them for cancellation upon consummation of the Business Combination in accordance with the provisions described in this proxy statement/prospectus. If you transfer your Class A Ordinary Shares prior to the record date, you will have no right to vote those shares at the extraordinary general meeting or seek redemption of those shares.

Q:
How has the announcement of the Business Combination affected the trading price of the NAAC Units, Class A Ordinary Shares, and public warrants?

A:
The closing price of the NAAC Units, Class A Ordinary Shares, and public warrants on November 29, 2021, the last trading day prior to the publication of articles speculating about the Business Combination, was $9.98, $9.75, $0.75, respectively. The closing price of the NAAC Units, Class A Ordinary Shares, and public warrants on December 15, 2021, the last trading day before announcement of the execution of the Business Combination Agreement, was $9.96, $9.75, $0.79, respectively. On          , 2022, the NAAC Units, Class A Ordinary Shares, and public warrants closed at $    , $    , and $    , respectively.

Q:
Following the Business Combination, will NAAC’s securities continue to trade on a stock exchange?

A:
The parties anticipate that, following the Business Combination, the New Holdco Common Stock and New Holdco Warrants will be listed on Nasdaq under the new symbols “TSGN” and “TSGNW,” respectively, and the NAAC Units, Class A Ordinary Shares, and NAAC Warrants will be cancelled in connection with the Business Combination and accordingly will cease trading on Nasdaq and be deregistered under the Exchange Act.

Q:
What vote is required to approve the Proposals presented at the extraordinary general meeting?

A:
The approval of each of the Share Acquisition Proposal, the Nasdaq Proposal, the Incentive Plan Proposal, and the Adjournment Proposal is being proposed as an ordinary resolution, being the affirmative vote under Cayman Islands law, being the affirmative vote of the holders of a majority of the ordinary shares of NAAC represented in person or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting. Approval of each of the SPAC Merger Proposal, the Advisory Organizational Documents Proposals and the Organizational Documents Proposal requires a special resolution under Cayman Islands law, being the affirmative vote of the holders of at least two-thirds of the ordinary shares of NAAC represented in person or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting. Accordingly, a shareholder’s failure to vote in person or by proxy at the extraordinary general meeting will have no effect on the outcome of the vote on any of the Proposals. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the extraordinary general meeting.

Q:
May the Sponsor, NAAC’s directors, officers, advisors, or any of their respective Affiliates purchase public shares in connection with the Business Combination?

A:
In connection with the shareholder vote to approve the proposed Business Combination, the Sponsor, NAAC’s directors, officers, advisors, or any of their respective Affiliates may privately negotiate transactions to purchase public shares from shareholders who would have otherwise elected to have their shares redeemed in conjunction with the Business Combination for a per share pro rata portion of the Trust Account. There is no limit on the number of public shares the Sponsor and NAAC’s directors, officers, advisors, or any of their respective Affiliates may purchase in such transactions, subject to compliance with applicable law and the rules of Nasdaq. Any such privately negotiated purchases may be effected at purchase prices that are in excess of the per share pro rata portion of the Trust Account. However, the Sponsor and NAAC’s directors, officers, advisors, and their respective Affiliates have no current commitments, plans, or intentions to engage in such transactions and have not formulated any terms or conditions for any such transactions. None of the funds in the Trust Account will be used to purchase public shares in such transactions. None of the Sponsor, or NAAC’s directors, officers, advisors, or any of their respective Affiliates will make any such purchases when they are in possession of any material non-public information not disclosed to the seller of such public shares or during a restricted period under Regulation M under the Exchange Act. Such a purchase could include a contractual acknowledgement that such shareholder, although still the record holder of such public shares, is no longer the beneficial owner thereof and therefore agrees not to exercise its redemption rights, and could include a contractual provision that directs such shareholder to vote such shares in a manner directed by the purchaser. In the event that the Sponsor or NAAC’s directors, officers, advisors, or any of their respective Affiliates purchase public shares in privately negotiated transactions from public shareholders who have already elected to exercise their redemption rights, such selling shareholders would be required to revoke their prior elections to redeem their shares. For more information, see the subsection entitled “The Business Combination — Potential Purchases of Public Shares.”
Q:
How many votes do I have at the extraordinary general meeting?

A:
NAAC’s shareholders are entitled to one vote at the extraordinary general meeting for each Class A Ordinary Share or Class B Ordinary Share held of record as of        , 2022, the record date for the extraordinary general meeting. As of the close of business on the record date, there were 37,950,000 outstanding Class A Ordinary Shares, which are held by NAAC’s public shareholders, and 9,487,500 outstanding Class B Ordinary Shares, which are held by NAAC’s initial shareholders.

Q:
What constitutes a quorum at the extraordinary general meeting?

A
The presence, in person or by proxy, of the holders of a majority of the outstanding ordinary shares of NAAC, being individuals present in person or by proxy or if a corporation or other non-natural person by its duly authorized representative or proxy, entitled to vote constitutes a quorum at the NAAC extraordinary general meeting. In the absence of a quorum, the chairman of the meeting has the power to adjourn the extraordinary general meeting. As of the record date for the extraordinary general meeting, 23,718,750 Class A Ordinary Shares and Class B Ordinary Shares, in the aggregate, would be required to achieve a quorum. Abstentions and broker non-votes will count as present for the purposes of establishing a quorum with respect to each Proposal.

Q:
How will the Sponsor and NAAC’s directors and officers vote?

A:
The Sponsor and NAAC’s directors and officers have agreed to vote any Class A Ordinary Shares and Class B Ordinary Shares owned by them in favor of the Business Combination and the other Proposals. Currently, they own approximately 20.0% of NAAC’s issued and outstanding Class A Ordinary Shares and Class B Ordinary Shares, in the aggregate. Please see the subsection entitled “The Business Combination — Related Agreements — Transaction Support Agreement.”

Q:
What interests do the current officers and directors of NAAC have in the Business Combination?

A:
When you consider the NAAC Board’s recommendation of the Proposals, you should keep in mind that NAAC’s officers and directors have interests in the Business Combination that are different from, or in addition to, those of other shareholders generally. NAAC’s directors were aware of and considered these interests, among other matters, in evaluating the Business Combination, and in recommending to shareholders that they approve the Business Combination. Shareholders should take these interests into account in deciding whether to approve the Business Combination. See the subsection entitled “The Business Combination — Interests of the Sponsor and NAAC Directors and Officers in the Business Combination” for additional information. The NAAC Board was aware of and considered these interests, among other matters, in recommending that NAAC shareholders vote “FOR” each of the Proposals. These interests include, among other things:
•
the beneficial ownership of our initial shareholders of an aggregate of 9,487,500 NAAC Founder Shares and 7,126,667 private placement warrants, which shares and warrants would become worthless if NAAC does not complete a business combination within the applicable time period, as our initial shareholders have waived any redemption right with respect to such securities. Our initial shareholders paid an aggregate of $25,000, or approximately $0.003 per share, for the NAAC Founder Shares, and $10,690,000, or $1.50 per warrant, for the private placement warrants, and such shares and warrants, if unrestricted and freely tradeable, would be valued at approximately $      million and $      million, respectively, based on the closing price of the Class A Ordinary Shares of $      on         Nasdaq on         , 2022, the most recent practicable date prior to the date of this proxy statement/prospectus.

•
the fact that the Sponsor and NAAC’s officers and directors have agreed not to redeem any shares held by them in connection with a shareholder vote to approve the Business Combination;

•
the fact that our initial shareholders, including the Sponsor, and our directors and officers, paid an aggregate of $10,690,000 for its 7,126,667 private placement warrants to purchase Class A Ordinary Shares and that such private placement warrants will expire worthless if a business combination is not consummated by January 26, 2023;

•
the fact that, following the Closing, the Sponsor would be entitled to the repayment of an outstanding working capital loan and advances that have been made to NAAC. The Sponsor agreed to loan to NAAC up to $1,500,000 to be used for a portion of the expenses of NAAC. These loans are non-interest bearing, unsecured and are due upon consummation of an initial business combination. As of September 30, 2021, NAAC owed $1,199,994 under the August 6, 2021 promissory note, and there were no other material working capital loans outstanding. If NAAC fails to complete an Initial Business Combination by January 26, 2023, NAAC may use a portion of the working capital held outside the Trust Account to repay the working capital loans, but no proceeds held in the Trust Account would be used to repay the working capital loans;

•
the fact that the Sponsor will benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to shareholders rather than liquidate;

•
the fact that given the differential in the purchase price that the Sponsor paid for the NAAC Founder Shares as compared to the price of the NAAC Units sold in the IPO and up to 8,538,750 shares of New Holdco Common Stock that the Sponsor will receive upon conversion of the NAAC Founder Shares in connection with the Business Combination, the Sponsor and its Affiliates may earn a positive rate of return on their investment even if the New Holdco Common Stock trades below the price initially paid for the NAAC Units in the IPO and the public shareholders experience a negative rate of return following the completion of the Business Combination. As a result of the low initial purchase price, the Sponsor, its Affiliates and NAAC’s management team and advisors stand to earn a positive rate of return or profit on their investment, even if other shareholders, such as NAAC’s public shareholders, experience a negative rate of return because the post-business combination company subsequently declines in value. Thus, NAAC’s Sponsor, officers and directors and their respective Affiliates and associates may have more of an economic incentive for NAAC to, rather than liquidate if it fails to complete an Initial Business Combination by January 26, 2023, enter into an Initial Business Combination on potentially less favorable terms with a potentially less favorable, riskier, weaker-performing or financially unstable business, or an entity lacking an established record of revenues or earnings, than would be the case if such parties had paid the full offering price for their NAAC Founder Shares;

•
the fact that Patrick Doran, president and director of NAAC, may be deemed to have or share beneficial ownership of the NAAC Founder Shares held directly by the Sponsor by virtue of his ownership interest in the manager of the Sponsor;

•
the fact that up to an aggregate amount of $1,500,000 of any amounts outstanding under any working capital loans made by the Sponsor or any of its Affiliates to NAAC may be converted into NAAC Warrants to purchase Class A Ordinary Shares at a price of $1.50 per warrant at the option of the lender;

•
if the Trust Account is liquidated, including in the event NAAC is unable to complete an Initial Business Combination within the required time period, the Sponsor has agreed to indemnify NAAC to ensure that the proceeds in the Trust Account are not reduced below $10.00 per public share, or such lesser amount per public share as is in the Trust Account on the liquidation date, by the claims of (a) any third party (other than NAAC’s independent registered public accounting firm) for services rendered or products sold to NAAC or (b) a prospective target business with which NAAC has entered into a letter of intent, confidentiality, or other similar agreement or business combination agreement, but only if such a third party or target business has not executed a waiver of all rights to seek access to the Trust Account. NAAC did not require the Sponsor to reserve funds for such indemnification obligations, nor did NAAC independently verify whether the Sponsor has sufficient funds to satisfy its indemnity obligations. NAAC believes that the Sponsor’s only assets are securities of NAAC. Therefore, NAAC believes it is unlikely that the Sponsor will be able to satisfy its indemnification obligations if it is required to do so;

•
if NAAC does not complete an Initial Business Combination by January 26, 2023, NAAC may use a portion of its working capital held outside the Trust Account to repay any working capital loans, but no proceeds held in the Trust Account would be used to repay any working capital loans. As of September 30, 2021, there was approximately $379.6 million in investments held in the Trust Account and approximately $1.5 million of cash held outside the Trust Account available for working capital purposes;

•
the fact that, in the event that NAAC completes an Initial Business Combination, Woodberry Management Services Ltd., a private investment firm of which Patrick Doran currently serves as the chief executive officer and founder, will be paid fees in the amount of approximately $1.7 million for corporate finance and consulting services provided to NAAC in connection with the Business Combination;

•
the fact that, in the event that NAAC completes an Initial Business Combination, the Sponsor and NAAC’s officers and directors will be reimbursed for any out-of-pocket expenses incurred in connection with activities on NAAC’s behalf, such as identifying potential target businesses and performing due diligence on suitable business combinations, though there have been no material out-of-pocket expenses subject to reimbursement to date and NAAC does not anticipate any such expenses prior to Closing;

•
the Sponsor will be a party to the Amended and Restated Registration Rights Agreement, which will come into effect at the closing of the Business Combination;

•
the fact that the Sponsor and NAAC’s officers and directors will lose their entire investment in NAAC if an Initial Business Combination is not completed within 24 months from the closing of the IPO (the “Combination Period”); and

•
the fact that Gary Quin will be appointed to the New Holdco Board following the Acquisition Closing and shall be entitled to receive compensation for serving on the New Holdco Board.

These financial interests of the Sponsor, NAAC’s officers and directors, and their respective Affiliates and associates may have influenced their motivation in identifying and selecting TeleSign as a business combination target, and their decision to approve the Transactions. In considering the recommendations of the NAAC Board to vote for the Proposals, NAAC public shareholders should consider these interests.
Q:
What happens if I vote against the Business Combination Proposals?

A:
If you vote against the Business Combination Proposals but the Business Combination Proposals still obtain the requisite approvals, then the Business Combination Proposals will be approved, and, assuming the satisfaction or waiver of the other conditions to the closing, the Business Combination will be consummated in accordance with the terms of the Business Combination Agreement.

If you vote against the Business Combination Proposals and under the Existing Organizational Documents, the Business Combination Proposals are not approved by the requisite approvals and NAAC does not otherwise consummate an alternative Initial Business Combination within the Combination Period, NAAC will be required to dissolve and liquidate the Trust Account by returning the then-remaining funds in such account to NAAC’s public shareholders.

Q:
Do I have redemption rights?

A:
Pursuant to the Existing Organizational Documents, a holder of public ordinary shares of NAAC may request that NAAC redeem all or a portion of its public shares for a pro rata portion of the cash held in the Trust Account as of two business days prior to the consummation of the transactions contemplated by the Business Combination Proposal. (such rights, “redemption rights”).

Under the Existing Organizational Documents, the Business Combination may be consummated only if NAAC has at least $5,000,001 of net tangible assets after giving effect to all holders of public ordinary shares that properly demand redemption of their shares for cash.
NAAC’s Sponsor, officers and directors will not have redemption rights with respect to any ordinary shares of NAAC owned by them, directly or indirectly.
As a holder of public shares, you will be entitled to receive cash for any public shares to be redeemed only if you:
•
hold public shares or, if you hold public shares through NAAC Units, you elect to separate your NAAC Units into the underlying public shares and public warrants prior to exercising your redemption rights with respect to the public shares;

•
submit a written request to Continental Stock Transfer & Trust Company, NAAC’s transfer agent, in which you (i) request that New Holdco redeem all or a portion of your public shares for cash and (ii) identify yourself as the beneficial holder of the public shares and provide your legal name, phone number, and address; and

•
deliver your public shares to Continental Stock Transfer & Trust Company, NAAC’s transfer agent, physically or electronically through The Depository Trust Company (“DTC”).

Holders must complete the procedures for electing to redeem their public shares in the manner described above prior to 5:00 p.m., Eastern time, on           , 2022 (two business days before the extraordinary general meeting) in order for their shares to be redeemed.
Holders of NAAC Units must elect to separate the NAAC Units into the underlying Class A Ordinary Shares and public warrants prior to exercising redemption rights with respect to the public shares. If public shareholders hold their NAAC Units in an account at a brokerage firm or bank, such public shareholders must notify their broker or bank that they elect to separate the NAAC Units into the underlying public shares and public warrants, or if a holder holds NAAC Units registered in its own name, the holder must contact Continental Stock Transfer & Trust Company, NAAC’s transfer agent, directly and instruct it to do so. The redemption rights include the requirement that a holder must identify itself to NAAC in order to validly redeem its shares. Public shareholders (other than the initial shareholders) may elect to exercise their redemption rights with respect to their public shares even if they vote “FOR” the Business Combination Proposals. If the Business Combination is not consummated, the public shares will be returned to the respective holder, broker, or bank. If the Business Combination is consummated, and if a public shareholder properly exercises its redemption right with respect to all or a portion of the public shares that it holds and timely delivers its shares to Continental Stock Transfer & Trust Company, NAAC will redeem such public shares for a per-share price, payable in cash, equal to the pro rata portion of the Trust Account, calculated as of two business days prior to the consummation of the Business Combination. For illustrative purposes, as of September 30, 2021, this would have amounted to approximately $10.00 per issued and outstanding public share. If a public shareholder exercises its redemption rights in full, then it will not own public shares or shares of New Holdco Common Stock following the redemption and will not participate in the future growth of New Holdco, if any, except to the extent that it continues to hold public warrants. See the subsection entitled “Extraordinary General Meeting — Redemption Rights” for the procedures to be followed if you wish to exercise your redemption rights with respect to your public shares.
Q:
Will how I vote affect my ability to exercise redemption rights?

A:
No. You may exercise your redemption rights whether you vote your Class A Ordinary Shares for or against or abstain from voting on the Business Combination Proposals or any other Proposal described in this proxy statement/prospectus. As a result, the Business Combination can be approved by shareholders who will redeem their shares and no longer remain shareholders.
Q:
How do I exercise my redemption rights?

A:
In order to exercise your redemption rights, you must (a) if you hold your Class A Ordinary Shares through NAAC Units, elect to separate your NAAC Units into the underlying public shares and public warrants prior to exercising your redemption rights with respect to the public shares and (b) prior to 5:00 p.m., Eastern time, on           , 2022 (two business days before the extraordinary general meeting), tender your shares physically or electronically and submit a request in writing that NAAC redeem your public shares for cash to Continental Stock Transfer & Trust Company, NAAC’s transfer agent, at the following address:

Continental Stock Transfer & Trust Company
1 State Street, 30th Floor
New York, New York 10004-1561
Attention: Mark Zimkind
Email: mzimkind@continentalstock.com
Notwithstanding the foregoing, a public shareholder, together with any of his, her, or its Affiliates or any other person with whom it is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Exchange Act), will be restricted from seeking redemption rights with respect to his, her, or its shares or, if part of such a group, the group’s shares, in excess of the 15% threshold. Accordingly, all public shares in excess of the 15% threshold beneficially owned by a public shareholder or group will not be redeemed for cash. In order to determine whether a shareholder is acting in concert or as a group with any other shareholder, NAAC will require each public shareholder seeking to exercise redemption rights to certify to NAAC whether such shareholder is acting in concert or as a group with any other shareholder. Shareholders seeking to exercise their redemption rights and opting to deliver physical certificates should allot sufficient time to obtain physical certificates from the transfer agent and time to effect delivery. It is NAAC’s understanding that shareholders should generally allot at least two weeks to obtain physical certificates from the transfer agent. However, NAAC does not have any control over this process and it may take longer than two weeks. Shareholders who hold their shares in street name will have to coordinate with their bank, broker, or other nominee to have the shares certificated or delivered electronically.
Holders of outstanding NAAC Units must separate the underlying public shares and public warrants prior to exercising redemption rights with respect to the public shares. If you hold NAAC Units registered in your own name, you must deliver the certificate for such units or deliver such units electronically to Continental Stock Transfer & Trust Company with written instructions to separate such units into public shares and public warrants. This must be completed far enough in advance to permit the mailing of the public share certificates or electronic delivery of the public shares back to you so that you may then exercise your redemption rights with respect to the public shares following the separation of such public shares from the NAAC Units.
If a broker, dealer, commercial bank, trust company, or other nominee holds your NAAC Units, you must instruct such nominee to separate your NAAC Units. Your nominee must send written instructions by facsimile to Continental Stock Transfer & Trust Company. Such written instructions must include the number of NAAC Units to be split and the nominee holding such NAAC Units. Your nominee must also initiate electronically, using DTC’s DWAC (deposit withdrawal at custodian) system, a withdrawal of the relevant NAAC Units and a deposit of the corresponding number of public shares and public warrants. This must be completed far enough in advance to permit your nominee to exercise your redemption rights with respect to the public shares following the separation of such public shares from the NAAC Units. While this is typically done electronically on the same business day, you should allow at least one full business day to accomplish the separation. If you fail to cause your public shares to be separated in a timely manner, you will likely not be able to exercise your redemption rights.
Any request to redeem public shares, once made, may be withdrawn at any time until the deadline for exercising redemption requests and thereafter, with NAAC’s consent, until the closing of the Business

Combination. If NAAC receives valid redemption requests from holders of public shares prior to the redemption deadline, NAAC may, at its sole discretion, following the redemption deadline and until the date of Closing, seek and permit withdrawals by one or more of such holders of their redemption requests. NAAC may select which holders to seek such withdrawals of redemption requests from based on any factors we may deem relevant, and the purpose of seeking such withdrawals may be to increase the funds held in the Trust Account, including where NAAC otherwise would not satisfy the closing condition that the amount in the Trust Account and the proceeds from the PIPE Financing equal or exceed $200,000,000, following payment of the aggregate amount of cash proceeds that will be required to satisfy any redemptions and payment of all NAAC Transaction Expenses and Company Transaction Expenses. If you delivered your public shares for redemption to the transfer agent and decide within the required timeframe not to exercise your redemption rights, you may request that the transfer agent return the shares (physically or electronically). You may make such request by contacting NAAC’s transfer agent at the email address or address listed under the question “Who can help answer my questions?” below.
Q:
What are the U.S. federal income tax consequences of exercising my redemption rights?

A:
We expect that a U.S. holder (defined in “Material U.S. Federal Income Tax Considerations — U.S. Holders”) that exercises its redemption rights to receive cash from the Trust Account in exchange for its Class A Ordinary Shares will generally be treated as selling such shares resulting in the recognition of capital gain or capital loss. There may be certain circumstances in which the redemption may be treated as a distribution for U.S. federal income tax purposes depending on the amount of shares of Class A Ordinary Shares that such U.S. holder owns or is deemed to own prior to and following the redemption. For a more complete discussion of the U.S. federal income tax considerations of an exercise of redemption rights, see “Material U.S. Federal Income Tax Considerations.” In addition, if NAAC were classified as a PFIC, a U.S. holder of Class A Ordinary Shares that exercises its redemption rights may be subject to the PFIC rules under “Material U.S. Federal Income Tax Considerations — U.S. Holders — PFIC Considerations” below on such redemption. All holders of our Class A Ordinary Shares considering exercising their redemption rights are urged to consult their tax advisor on the tax consequences to them of an exercise of redemption rights, including the applicability and effect of U.S. federal, state, local and foreign income and other tax laws.

Q:
If I am a warrant holder, can I exercise redemption rights with respect to my warrants?

A:
No. The holders of NAAC Warrants have no redemption rights with respect to such warrants.

Q:
Do I have appraisal rights if I object to the proposed Business Combination?

A:
No. There are no appraisal rights available to holders of Class A Ordinary Shares, Class B Ordinary Shares, or NAAC Warrants in connection with the Business Combination under Cayman Islands law or the DGCL.

Q:
What happens to the funds deposited in the Trust Account after consummation of the Business Combination?

A:
If the Business Combination Proposals are approved, NAAC intends to use a portion of the funds held in the Trust Account to pay (a) any transaction costs associated with the Business Combination Agreement and Business Combination, (b) taxes and deferred underwriting discounts and commissions from the IPO, and (c) for any redemptions of public shares. The remaining balance in the Trust Account, together with PIPE Funds, will be used for general corporate purposes of New Holdco. See the section entitled “The Business Combination” for additional information.

Q:
What happens if a substantial number of public shareholders vote in favor of the business combination proposal and exercise their redemption rights?

A:
NAAC’s public shareholders may vote in favor of the business combination and still exercise their redemption rights. Accordingly, the business combination may be consummated even though the funds available from the trust account and the number of public shareholders are substantially reduced as a result of redemptions by public shareholders.

If a NAAC public shareholder exercises its redemption rights, such exercise will not result in the loss of any warrants that it may hold. Assuming that 100% or 37,950,000 Class A Ordinary Shares held by NAAC’s public shareholders were redeemed, the 12,650,000 retained outstanding NAAC Warrants would have had an aggregate value of $     (based on the closing price of the NAAC Warrants on        , 2022). If a substantial number of, but not all, NAAC public shareholders exercise their redemption rights, any non-redeeming shareholders would experience dilution to the extent such warrants are exercised and additional shares of New Holdco Common Stock are issued.
In no event will NAAC redeem its Class A Ordinary Shares in an amount that would cause its (or New Holdco’s after giving effect to the transactions contemplated by the Business Combination Agreement) net tangible assets to be less than $5,000,001, as provided in NAAC’s Amended and Restated Memorandum and Articles of Association and as required as a closing condition to each party’s obligation to consummate the Business Combination under the terms of the Business Combination Agreement.
With fewer public shares and public shareholders, the trading market for New Holdco Common Stock may be less liquid than the market for NAAC’s public shares was prior to the Business Combination and New Holdco may not be able to meet the listing standards for Nasdaq. If New Holdco’s securities are not listed on Nasdaq and certain other conditions are not met, the PIPE Financing will not close and any monies paid by the applicable subscriber to NAAC pursuant to the subscription agreement shall promptly (but not later than two business days after termination) be returned to the subscriber without any deduction for or on account of any tax, withholding, charges, or set-off. In addition, with fewer funds available from the trust account, the working capital infusion from the trust account into TeleSign’s business will be reduced. See “Risk Factors” for more details.
The below table shows the anticipated share ownership of various holders of New Holdco Common Stock upon closing of the Business Combination in the no redemption, 33% redemption (which assumes that 33% Class A Ordinary Shares held by public shareholders are redeemed), 66% redemption (which assumes that 66% of Class A Ordinary Shares held by public shareholders are redeemed), and maximum redemption scenarios and is based on the following assumptions: (i) there are no other issuances of equity interests of NAAC or TeleSign, (ii) none of NAAC’s initial shareholders or BICS purchase Class A Ordinary Shares in the open market, (iii) the aggregate NAAC Transaction Expenses and Company Transaction Expenses will be $50 million, (iv) the Sponsor forfeits 948,750 NAAC Founder Shares in connection with the Business Combination (and up to an additional 948,750 NAAC Founder Shares are forfeited as result of NAAC shareholder redemption levels exceeding 50%), (v) TeleSign’s valuation is not otherwise reduced by factors set forth in the Business Combination Agreement, and (vi) no New Holdco Warrants are exercised. The residual equity value owned by non-redeeming shareholders will remain $10.00 per share as illustrated in the sensitivity table below.
	No Redemptions	33% Redemptions	66% Redemptions	Maximum Redemptions(1)
Percentage Share Ownership in New Holdco
NAAC Public Shareholders	22%	16%	9%	0%
BICS	66%	72%	78%	86%
PIPE Investors	7%	7%	8%	9%
NAAC Initial Shareholders(2)	5%	5%	5%	5%
Value of the Shares Owned by Non-Redeeming Shareholders
Total Shares Outstanding Excluding Warrants	173,700,000	161,200,000	148,700,000	135,800,000
Total Equity Value Post-Redemptions	$1,737,000,000	$1,612,000,000	$1,487,000,000	$1,358,000,000
Per Share Value	$10.00	$10.00	$10.00	$10.00

(1)
Assumes that NAAC’s public shareholders exercise redemption rights with respect to 37,950,000 Class A Ordinary Shares, which represents redemption of approximately 100% of NAAC Class A Ordinary Shares, for an aggregate redemption payment of approximately $379.5 million.

(2)
The Sponsor and its Affiliates will hold up to 8,538,750 Ordinary Shares, which will be cancelled and exchanged on a one-for-one basis for New Holdco Common Stock upon consummation of the proposed business combination. In the 66% redemption and maximum redemption scenarios, an additional 569,250 NAAC Founder Shares or 948,750 NAAC Founder Shares, respectively, would be forfeited in connection with the Business Combination, resulting in the Sponsor holding 7,969,500 Ordinary Shares in the 66% redemption scenario or 7,590,000 Ordinary Shares in the maximum redemption scenario. The Sponsor paid $25,000 for the 9,487,500 NAAC Founder Shares, or approximately $0.003 per NAAC Founder Share. Assuming a value of $10.00 per share of New Holdco Common Stock, based on the deemed value of $10.00 per share of New Holdco Common Stock in the proposed business combination, this represents an appreciation in value of approximately $9.99 per share of New Holdco Common Stock. Assuming a value of $      per New Holdco Ordinary Share, the closing price of a Class A Ordinary Share on        , 2022, this represents an appreciation in value of approximately $     per New Holdco Ordinary Share.

Q:
What are the material differences, if any, in the terms and price of securities issued at the time of the NAAC IPO as compared to the securities that will be issued as part of the PIPE Financing at the closing of the proposed business combination? Will Sponsor or any of its directors, officers or Affiliates participate in the PIPE Financing?

A:
The Units were issued at the time of the NAAC IPO, with each Unit consisting of one NAAC Class A Ordinary Share and one-third of one NAAC Public Warrant, at an offering price per unit of $10.00. At the closing of the proposed business combination, the NAAC Class A Ordinary Shares will be cancelled in exchange for the right to receive shares of New Holdco Common Stock and the NAAC Public Warrants will convert into New Holdco Warrants. The PIPE Investors will receive shares of New Holdco Common Stock at a price per share of $9.19 as part of the PIPE Financing, which will close substantially concurrently with the Business Combination. No PIPE Investor will receive any New Holdco Warrants in its capacity as such.

Q:
How do the NAAC Public Warrants differ from the Private Placement Warrants and what are the related risks for any holders of NAAC Public Warrants following the proposed business combination?

A:
The NAAC Private Warrants are identical to the NAAC Public Warrants in all material respects, except that, so long as they are held by the Sponsor or its permitted transferees, the Private Placement Warrants (i) will not be redeemable by NAAC, (ii) may not (including the Class A Ordinary Shares issuable upon exercise of these warrants), subject to certain limited exceptions, be transferred, assigned or sold by the holders until 30 days after the completion of the Initial Business Combination, (iii) may be exercised by the holders on a cashless basis and (iv) will be entitled to registration rights. If the Private Placement Warrants are held by holders other than the Sponsor or its permitted transferees, the Private Placement Warrants will be redeemable by NAAC and exercisable by the holders on the same basis as the warrants included in the Units sold in the IPO. If NAAC does not complete an Initial Business Combination within 24 months from the closing of the IPO (or such later period, if extended), the Private Placement Warrants will expire worthless.

As a result, following the proposed business combination, New Holdco may redeem your New Holdco Warrants prior to their exercise at a time that is disadvantageous to you, thereby significantly impairing the value of such warrants. New Holdco will have the ability to redeem outstanding New Holdco Warrants at any time after they become exercisable and prior to their expiration, at a price of $0.01 per warrant, provided that the last sales price of the New Holdco Common Stock reported has been at least $18.00 per share (as adjusted for share sub-divisions, share capitalizations, reorganizations, recapitalizations and the like) on each of 20 trading days within the 30 trading day period ending on the third trading day prior to the date on which a notice of redemption is sent to the warrantholders. New Holdco will not redeem the warrants as described above unless (i) a registration statement under the Securities Act covering the New Holdco Common Stock issuable upon exercise of such warrants is effective and a current prospectus relating to those shares of New Holdco Common Stock is available throughout the 30-day redemption period or (ii) New Holdco has elected to require the exercise of the New Holdco Warrants on a cashless basis; provided, however, that if and when the New Holdco Warrants become redeemable by New Holdco, New Holdco may not exercise such redemption right if the issuance of New Holdco Common Stock upon exercise of the New Holdco Warrants is not exempt from registration or qualification under applicable state blue sky laws or New Holdco is unable to effect such registration or qualification. Redemption of the outstanding New Holdco Warrants could force you (i) to exercise your New Holdco Warrants and pay the exercise price therefor at a time when it may be disadvantageous for you to do so, (ii) to sell your New Holdco Warrants at the then-current market price when you might otherwise wish to hold your New Holdco Warrants, or (iii) to accept the nominal redemption price which, at the time the outstanding New Holdco Warrants are called for redemption, is likely to be substantially less than the market value of your New Holdco Warrants.
Recent trading prices for New Holdco Common Stock have not met the $18.00 per share threshold at which the New Holdco Warrants would become redeemable. In such a case, the holders will be able to exercise their New Holdco Warrants prior to redemption for a number of shares of New Holdco Common Stock determined based on the fair market value of New Holdco Common Stock. The value received upon exercise of the New Holdco Warrants (1) may be less than the value the holders would have received if they had exercised their New Holdco Warrants at a later time where the underlying share price is higher and (2) may not compensate the holders for the value of the New Holdco Warrants.
New Holdco may only call the New Holdco Warrants for redemption upon a minimum of 30 days’ prior written notice of redemption to each holder, provided that holders will be able to exercise their New Holdco Warrants prior to the time of redemption and, at New Holdco’s election, any such exercise may be required to be on a cashless basis.
Q:
What happens if the Business Combination is not consummated or is terminated?

A:
There are certain circumstances under which the Business Combination Agreement may be terminated. See the subsection entitled “The Business Combination — Termination” for additional information regarding the parties’ specific termination rights. In accordance with the Existing Organizational Documents, if an Initial Business Combination is not consummated within the Combination Period, NAAC will (a) cease all operations except for the purpose of winding up, (b) as promptly as reasonably possible but not more than ten business days thereafter, redeem the public shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to NAAC to pay its taxes (less up to $100,000 of interest to pay dissolution expenses and net of taxes payable), divided by the number of then-outstanding public shares, which redemption will completely extinguish public shareholders’ rights as shareholders (including the right to receive further liquidating distributions, if any), and (c) as promptly as reasonably possible following such redemption, subject to the approval of NAAC’s remaining shareholders and the NAAC Board, liquidate and dissolve, subject in each case of (b) and (c) above to NAAC’s obligations under Cayman Islands law to provide for claims of creditors and in all cases subject to the other requirements of applicable law.

It is expected that the amount of any distribution NAAC’s public shareholders will be entitled to receive upon its dissolution will be approximately the same as the amount they would have received if they had redeemed their shares in connection with the Business Combination, subject in each case to NAAC’s obligations under Cayman Islands law to provide for claims of creditors and other requirements of applicable law. Holders of the NAAC Founder Shares have waived any right to any liquidating distributions with respect to those shares.
In the event of liquidation, there will be no distribution with respect to the outstanding NAAC Warrants. Accordingly, the NAAC Warrants will expire worthless.
Q:
When is the Business Combination expected to be consummated?

A:
It is currently anticipated that the Business Combination will be consummated promptly following the extraordinary general meeting to be held on           , 2022, provided that all the requisite shareholder approvals are obtained and other conditions to the consummation of the Business Combination have been satisfied or waived. For a description of the conditions for the completion of the Business Combination, see the subsection entitled “The Business Combination — Conditions to Consummation of the Business Combination Agreement.”

Q:
What do I need to do now?

A:
You are urged to read carefully and consider the information included in this proxy statement/prospectus, including the section entitled “Risk Factors” and the annexes attached to this proxy statement/prospectus, and to consider how the Business Combination will affect you as a shareholder. You should then vote as soon as possible in accordance with the instructions provided in this proxy statement/prospectus and on the enclosed proxy card or, if you hold your shares through a brokerage firm, bank, or other nominee, on the voting instruction form provided by the broker, bank, or nominee.

Q:
How do I vote?

A:
If you were a holder of record of Class A Ordinary Shares or Class B Ordinary Shares on      , 2022, the record date for the extraordinary general meeting, you may vote with respect to the Proposals online at the virtual extraordinary general meeting or by completing, signing, dating, and returning the enclosed proxy card in the postage-paid envelope provided. If you hold your shares in “street name,” which means your shares are held of record by a broker, bank, or other nominee, you should follow the instructions provided by your broker, bank, or nominee to ensure that votes related to the shares you beneficially own are properly counted. In this regard, you must provide the record holder of your shares with instructions on how to vote your shares or, if you wish to virtually attend the extraordinary general meeting and vote online, obtain a proxy from your broker, bank, or nominee.

Q:
What will happen if I abstain from voting or fail to vote at the extraordinary general meeting?

A:
At the extraordinary general meeting, a properly executed proxy marked “ABSTAIN” with respect to a particular proposal will count as present for purposes of determining whether a quorum is present. For purposes of approval, failure to vote or an abstention will have no effect on the Proposals.

Q:
What will happen if I sign and submit my proxy card without indicating how I wish to vote?

A:
Signed and dated proxies received by NAAC without an indication of how the shareholder intends to vote on a proposal will be voted “FOR” each Proposal being submitted to a vote of the shareholders at the extraordinary general meeting.

Q:
If I am not going to attend the virtual extraordinary general meeting online, should I submit my proxy card instead?

A:
Yes. Whether you plan to attend the extraordinary general meeting or not, please read this proxy statement/prospectus carefully, and vote your shares by completing, signing, dating, and returning the enclosed proxy card in the postage-paid envelope provided.

Q:
If my shares are held in “street name,” will my broker, bank, or nominee automatically vote my shares for me?

A:
No. Under the rules of various national and regional securities exchanges, your broker, bank, or nominee cannot vote your shares with respect to non-discretionary matters unless you provide instructions on how to vote in accordance with the information and procedures provided to you by your broker, bank, or nominee. NAAC believes the Proposals presented to NAAC’s shareholders will be considered non-discretionary and therefore your broker, bank, or nominee cannot vote your shares without your instruction. Your bank, broker, or other nominee can vote your shares only if you provide instructions on how to vote. You should instruct your broker to vote your shares in accordance with directions you provide.

Q:
May I change my vote after I have submitted my executed proxy card?

A:
Yes. You may change your vote by sending a later-dated, signed proxy card to NAAC at the address listed below so that it is received by NAAC prior to the extraordinary general meeting or by attending the extraordinary general meeting online and voting there. You also may revoke your proxy by sending a notice of revocation to NAAC, which must be received prior to the extraordinary general meeting.

Q:
What should I do if I receive more than one set of voting materials?

A:
You may receive more than one set of voting materials, including multiple copies of this proxy statement/

prospectus and multiple proxy cards or voting instruction forms. For example, if you hold your shares in more than one brokerage account, you will receive a separate voting instruction form for each brokerage account in which you hold shares. If you are a holder of record and your shares are registered in more than one name, you will receive more than one proxy card. Please complete, sign, date, and return each proxy card and voting instruction form that you receive in order to cast your vote with respect to all of your shares.
Q:
Who can help answer my questions?

A:
If you have questions about the Proposals or if you need additional copies of the proxy statement/prospectus or the enclosed proxy card you should contact NAAC’s proxy solicitor at:

Morrow Sodali LLC
470 West Avenue
Stamford, Connecticut 06902
Telephone: (800) 662-5200
(bank and brokers call collect at (203) 658-9400)
Email: NAAC.info@investor.morrowsodali.com
To obtain timely delivery, NAAC’s shareholders must request the materials no later than five business days prior to the extraordinary general meeting.
You may also obtain additional information about NAAC from documents filed with the SEC by following the instructions in the section entitled “Where You Can Find Additional Information.”
If you intend to seek redemption of your public shares, you will need to send a letter demanding redemption and deliver your shares (either physically or electronically) to NAAC’s transfer agent at least two business days prior to the extraordinary general meeting in accordance with the procedures detailed under the question “How do I exercise my redemption rights?” If you have questions regarding the certification of your position or delivery of your shares, please contact:
Continental Stock Transfer & Trust Company
1 State Street, 30th Floor
New York, New York 10004-1561
Attention: Mark Zimkind
Email: mzimkind@continentalstock.com
Q:
Who will solicit and pay the cost of soliciting proxies?

A:
The NAAC Board is soliciting your proxy to vote your Class A Ordinary Shares and Class B Ordinary Shares on all matters scheduled to come before the extraordinary general meeting. NAAC will pay the cost of soliciting proxies for the extraordinary general meeting. NAAC has engaged Morrow Sodali LLC to assist in the solicitation of proxies for the extraordinary general meeting. NAAC has agreed to pay Morrow Sodali LLC a fee of $     , in addition to a performance fee of $     , plus disbursements. NAAC will reimburse Morrow Sodali LLC for reasonable out-of-pocket expenses and will indemnify Morrow Sodali LLC and its Affiliates against certain claims, liabilities, losses, damages, and expenses.

NAAC will also reimburse banks, brokers, and other custodians, nominees, and fiduciaries representing beneficial owners of Class A Ordinary Shares and Class B Ordinary Shares for their expenses in forwarding soliciting materials to beneficial owners of Class A Ordinary Shares and Class B Ordinary Shares and in obtaining voting instructions from those owners. NAAC’s directors and officers may also solicit proxies by telephone, by facsimile, by mail, on the Internet, or in person. They will not be paid any additional amounts for soliciting proxies.

SUMMARY OF THE PROXY STATEMENT/PROSPECTUS
This summary highlights selected information from this proxy statement/prospectus and does not include all of the information that is important to you. To better understand the Business Combination and the Proposals to be considered at the extraordinary general meeting, you should read this entire proxy statement/prospectus carefully, including the annexes. See also the section entitled “Where You Can Find Additional Information.”
Parties to the Business Combination
North Atlantic Acquisition Corporation
NAAC is a Cayman Islands exempted company formed on October 14, 2020 for the purpose of effecting a merger, amalgamation, share exchange, asset acquisition, share purchase, reorganization, or similar business combination involving NAAC and one or more businesses.
The Class A Ordinary Shares, public warrants, and NAAC Units, consisting of one Class A Ordinary Share and one-third of one public warrant, are traded on Nasdaq under the ticker symbols “NAAC,” “NAACW” and “NAACU,” respectively. The parties anticipate that, following the Business Combination, the New Holdco Common Stock and New Holdco Warrants will be listed on Nasdaq under the symbols “TSGN” and “TSGNW,” respectively, and the NAAC Units, Class A Ordinary Shares, and NAAC Warrants will be cancelled in connection with the Business Combination and accordingly will cease trading on Nasdaq and be deregistered under the Exchange Act, upon the SPAC Merger Closing.
The mailing address of NAAC’s principal executive office is c/o McDermott Will & Emery LLP, One Vanderbilt Avenue, New York, New York 10017, its registered office in the Cayman Islands is PO Box 309, Ugland House, Grand Cayman KY-1104, Cayman Islands and its telephone number is +353 1 567 6959.
For more information about NAAC, see the sections entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of NAAC,” “Information About NAAC,” and the financial statements of NAAC included herein.
TeleSign
TeleSign is a digital identity and communications platform as a service, or CPaaS, company that provides solutions for security, authentication, fraud detection, compliance and reputation scoring through its easy-to-integrate application programming interfaces. TeleSign’s products and services portfolio combines digital identity with global communications capabilities to help enterprises connect, protect and engage with their customers, while assisting those customers in securely engaging with their preferred digital platforms. Founded in 2005, TeleSign is defining the way the largest brands in the world securely engage with their users by delivering solutions that facilitate trust between enterprises and their customers. A pioneer in communications services for security and authentication use cases since its inception, and later expanding into digital identity, TeleSign excels at helping its customers detect, prevent, and combat online account and telecommunications fraud.
The mailing address of TeleSign’s principal executive office is 13274 Fiji Way, Suite 600, Marina del Rey, California 90292, and the telephone number is +1 310 740 9700.
For more information about TeleSign, see the sections entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of TeleSign,” “Information About TeleSign,” and the financial statements of TeleSign included herein.
New SPAC
New SPAC is a wholly owned subsidiary of New Holdco formed solely for the purpose of effectuating the transactions contemplated by the Business Combination Agreement. New SPAC was formed under the laws of the State of Delaware on December 8, 2021. New SPAC owns no material assets and does not operate any business.
The mailing address of New SPAC’s principal executive office is c/o McDermott Will & Emery LLP, One Vanderbilt Avenue, New York, New York 10017, and the telephone number is +353 1 567 6959.

New Holdco
New Holdco is a wholly owned subsidiary of NAAC formed solely to serve as the publicly traded parent company of TeleSign following the Acquisition Closing. New Holdco was incorporated under the laws of the State of Delaware on December 8, 2021. New Holdco owns no material assets and does not operate any business. Immediately after the Share Acquisition, New Holdco will be renamed “TeleSign, Inc.”
The mailing address of New Holdco’s principal executive office is 13274 Fiji Way, Suite 600, Marina del Rey, California 90292, and the telephone number is +1 310 740 9700.
The Business Combination
On December 16, 2021, NAAC entered into the Business Combination Agreement with BICS, TeleSign, New Holdco and New SPAC. Pursuant to the Business Combination Agreement, and subject to the terms and conditions contained therein, the Business Combination will be effected in two steps: (a) on the SPAC Merger Closing Date, NAAC will merge with and into New SPAC, with New SPAC surviving the SPAC Merger, and (b) immediately following the SPAC Merger Effective Time, New Holdco and BICS will consummate the Share Acquisition, whereby New Holdco will purchase all outstanding shares of TeleSign Common Stock from BICS.
The SPAC Merger
At the SPAC Merger Effective Time, NAAC securities will be converted into the right to receive the following consideration:
•
each then-outstanding Class A Ordinary Share will be canceled in exchange for consideration consisting of one share of New Holdco Common Stock; and

•
each then-outstanding NAAC Founder Share will be canceled in exchange for consideration consisting of one share of New Holdco Common Stock; and

•
each then-outstanding NAAC Warrant will be cancelled in exchange for consideration consisting of one New Holdco Warrant pursuant to the Warrant Agreement; and

•
each then-outstanding NAAC Unit will be cancelled in exchange for consideration consisting of (i) the right to receive one share of New Holdco Common Stock and (ii) the right to receive one-third of one New Holdco Warrant.

The Share Acquisition
Upon the terms and subject to the terms and conditions set forth in the Business Combination Agreement, immediately following the SPAC Merger Effective Time, BICS shall sell, transfer, assign and convey to New Holdco all of the issued and outstanding shares of TeleSign Common Stock (the “Purchased Shares”), and New Holdco shall acquire such Purchased Shares from BICS, free and clear of all liens (other than as set forth in the organizational documents of TeleSign and pursuant to applicable securities laws generally), in exchange for (i) New Holdco Common Stock issued to the seller in the quantity equal to (a)        (I) the Company Equity Value minus (II) the product of (A) $10.00 multiplied by (B) the number of NAAC Founder Shares forfeited pursuant to the provisions of the Transaction Support Agreement minus (III) Company Transaction Expenses minus (IV) NAAC Transaction Expenses, divided by (b) ten (10) (such New Holdco Common Stock, the “Share Consideration”) and (ii) $1,000 (the “Cash Consideration”) (such transaction, the “Share Acquisition”) and together with all rights attaching to them at the Acquisition Closing (including the right to receive all distributions, returns of capital and dividends declared, paid or made in respect of the Purchased Shares after the Acquisition Closing).
For more information about the Business Combination Agreement and the Business Combination and other transactions contemplated thereby, see the section entitled “The Business Combination.”
The obligations of BICS, TeleSign, NAAC, New Holdco and New SPAC to consummate the Business Combination are subject to the satisfaction or waiver (where permissible) at or prior to the Acquisition Closing of the following conditions:

•
The Business Combination Proposals having been approved and resolved by the requisite affirmative vote of the shareholders of NAAC in accordance with this Registration Statement / prospectus, applicable Law, the Existing Organizational Documents and the rules and regulations of Nasdaq;

•
No Governmental Authority shall have enacted, issued, promulgated, enforced or entered any law, rule, regulation, judgment, decree, executive order or award which is then in effect and has the effect of making the Business Combination, illegal or otherwise prohibiting consummation of the Business Combination;

•
All required filings under the HSR Act having been completed and any applicable waiting period (and any extension thereof) applicable to the consummation of the Business Combination under the HSR Act shall have expired;

•
The NSIA Approval having been received;

•
The PRC National Security Approval having been received;

•
New Holdco’s initial listing application with Nasdaq in connection with the Business Combination shall have been conditionally approved, and the New Holdco Common Stock shall have been accepted for listing on Nasdaq (subject to the Acquisition Closing occurring), or, in each case, with another national securities exchange mutually agreed to by the parties in writing, as of the Closing Date;

•
SPAC shall have at least $5,000,001 of net tangible assets after giving effect to the Private Placements and following the exercise of Redemption Rights in accordance with the Existing Organizational Documents;

•
This Registration Statement / prospectus shall have been declared effective under the Securities Act. No stop order suspending the effectiveness of this Registration Statement / prospectus shall be in effect, and no proceedings for purposes of suspending the effectiveness of the Registration Statement / prospectus shall have been initiated or be threatened in writing by the SEC; and

•
The sale and issuance by New Holdco of New Holdco Common Stock in connection with the Private Placements shall have been consummated prior to or in connection with the Acquisition Closing.

The obligations of NAAC, New Holdco and New SPAC to consummate the Business Combination are subject to the satisfaction or waiver (where permissible) at or prior to the Acquisition Closing of the following additional conditions:
•
The accuracy of the representations and warranties of BICS and TeleSign as determined in accordance with the Business Combination Agreement;

•
BICS and TeleSign shall have performed or complied in all material respects with all agreements and covenants required by the Business Combination Agreement to be performed or complied with by it on or prior to the Acquisition Closing;

•
BICS and TeleSign having each delivered to NAAC a certificate, dated the date of the Acquisition Closing, signed by an officer of it, certifying as to the satisfaction of certain conditions specified in the Business Combination Agreement; and

•
No TeleSign material adverse effect having occurred between the date of the Business Combination Agreement and the Acquisition Closing.

The obligations of BICS and TeleSign to consummate the Business Combination are subject to the satisfaction or waiver (where permissible) at or prior to the Acquisition Closing of the following additional conditions:
•
The accuracy of the representations and warranties of NAAC, New Holdco and New SPAC as determined in accordance with the Business Combination Agreement;.

•
NAAC, New Holdco and New SPAC shall have performed or complied in all material respects with all other agreements and covenants required by the Business Combination Agreement to be performed or complied with by it on or prior to the Acquisition Closing;

•
NAAC shall have delivered to BICS a certificate, dated the date of the Acquisition Closing, signed by the President of NAAC, certifying as to the satisfaction of the conditions specified in the Business Combination Agreement;

•
No NAAC Material Adverse Effect shall have occurred between the date of the Business Combination Agreement and the Acquisition Closing;

•
The amount of Available Cash shall not be less than an amount equal to $200,000,000;

•
All parties to the Registration Rights Agreement (other than BICS) shall have delivered, or cause to be delivered, to BICS copies of the Registration Rights Agreement duly executed by all such parties;

•
Sponsor shall deliver an irrevocable and unconditional written waiver, in form and substance reasonably satisfactory to BICS, of all of its rights pursuant to Section 15 of the Promissory Note, dated August 6, 2021, made by and between NAAC and Sponsor;

•
All officers and directors of New SPAC and New Holdco shall have executed written resignations effective as of the SPAC Merger Effective Time, copies of which shall have been delivered to BICS; and

•
All Other Approvals shall have been obtained in a manner satisfactory to BICS.

New Holdco Incentive Plan
In connection with the Business Combination, New Holdco intends to adopt, and NAAC shareholders will be asked to approve, the Incentive Plan Proposal. New Holdco proposes a Restricted Stock Units and Performance Stock Units Incentive Plan (the “Incentive Plan”). The implementation of the Incentive Plan may be administered by the Board itself or by the Board’s delegation to a Committee. The Plan is set to terminate automatically on the ten-year anniversary of the date the Plan is approved by the Board. However, the Board reserves the right to amend, suspend, or terminate the Plan earlier. Upon termination of the Plan, the Awards granted prior to termination shall survive the termination of the Plan and continue to be honored. For additional information about the Incentive Plan, please see the section entitled, “Proposal No. 5 — The Incentive Plan Proposal” elsewhere in this proxy statement/prospectus.
Regulatory Matters
Under the HSR Act and rules that have been promulgated thereunder by the Federal Trade Commission (the “FTC”), certain transactions may not be consummated unless information has been furnished to the Antitrust Division of the Department of Justice (the “Antitrust Division”) and the FTC and certain waiting period requirements have been satisfied. The Business Combination is subject to these requirements and may not be completed until the expiration of the waiting period following the parties’ submission of Notification and Report Forms with the Antitrust Division and the FTC. On January 6, 2022, the parties filed the required forms under the HSR Act with respect to the Business Combination with the Antitrust Division and the FTC. The waiting period will expire on February 7, 2022 at 11:59 p.m. Eastern time, unless extended by one of the agencies.
At any time before or after consummation of the Business Combination, notwithstanding expiration or termination of the waiting period under the HSR Act, the Antitrust Division, the FTC, or any state or foreign governmental authority could take such action under applicable antitrust laws as such authority deems necessary or desirable in the public interest, including seeking to enjoin the consummation of the Business Combination, conditionally approving the Business Combination upon divestiture of assets, subjecting the completion of the Business Combination to regulatory conditions, or seeking other remedies. Private parties may also seek to take legal action under the antitrust laws under certain circumstances. NAAC cannot assure you that the Antitrust Division, the FTC, any state attorney general, or any other governmental authority will not attempt to challenge the Business Combination on antitrust grounds, and, if such a challenge is made, NAAC cannot assure you as to its result.
Neither NAAC nor TeleSign is aware of any material regulatory approvals or actions that are required for completion of the Business Combination other than as required under (i) the HSR Act; (ii) the NSIA; and (iii) the PRC National Security Laws. It is presently contemplated that if any additional regulatory approvals or actions are required, those approvals or actions will be sought, and the Business Combination Agreement entitles BICS to designate any additional required antitrust approvals as conditions to its and Telesign’s obligations to close. There can be no assurance, however, that any such additional approvals or actions will be obtained.
Related Agreements
Transaction Support Agreement
Concurrently with the execution and delivery of the Business Combination Agreement, BICS, TeleSign, NAAC, New Holdco, the Sponsor and certain other parties affiliated with the Sponsor executed and delivered a transaction support agreement (the “Transaction Support Agreement”), pursuant to which the Sponsor and certain of its members agreed to support the approval and adoption of the transactions contemplated by the Business Combination Agreement, including agreeing to vote all NAAC ordinary shares owned by it in favor of the Business Combination, to waive the anti-dilution provisions set forth in Sections 17.3-17.6 of NAAC’s Amended and Restated Articles of Association, and to execute and deliver any further document, agreement or instrument of assignment, transfer or conveyance as necessary to effectuate the purposes thereof and as may be reasonably requested in writing by another party thereto.
In addition, the Sponsor agreed that, in the event that the shareholder redemption amount is greater than 50%, the Sponsor shall transfer to NAAC, for no consideration, the number of NAAC Founder Shares equal to such redemption percentage, minus 50%, multiplied by 3,795,000, subject to a maximum of 948,750 NAAC Founder Shares. The Sponsor further agreed to transfer to NAAC, for no consideration, 948,750 NAAC Founder Shares.
A&R Registration Rights Agreement
In connection with the Acquisition Closing, that certain Registration Rights Agreement, dated January 21, 2021, among NAAC, the Sponsor and certain persons and entities holding securities of NAAC (the “Initial Holders”), will be amended and restated substantially in the form attached to the Business Combination Agreement as Exhibit C (the “A&R Registration Rights Agreement”), and New Holdco, the Sponsor, certain persons and entities holding securities of New Holdco prior to the Acquisition Closing (together with the Sponsor, the “Initial Holders”), and certain persons and entities receiving New Holdco Common Stock or instruments exercisable for New Holdco Common Stock in connection with the Business Combination (the “New Holders” and, together with the Initial Holders, the “Registration Rights Holders”) will enter into the A&R Registration Rights Agreement. Pursuant to the A&R Registration Rights Agreement, New Holdco will agree that as soon as practicable (but in any case within 30 calendar days after the consummation of the Business Combination) New Holdco will file with the SEC (at New Holdco’s sole cost and expense) a registration statement registering the resale of certain securities held by or issuable to the Registration Rights Holders (the “Resale Registration Statement”), and New Holdco will use its commercially reasonable efforts to have the Resale Registration Statement declared effective as soon as reasonably practicable after the filing thereof. In certain circumstances, the Initial Holders can demand up to three underwritten offerings and certain of the New Holders can demand up to three underwritten offerings, and all of the Registration Rights Holders can demand up to four block trades within any 12-month period and will be entitled to customary piggyback registration rights. The A&R Registration Rights Agreement does not provide for the payment of any cash penalties by New Holdco if it fails to satisfy any of its obligations under the A&R Registration Rights Agreement.
PIPE Financing
In connection with the execution of the Business Combination Agreement, on December 16, 2021, NAAC entered into separate subscription agreements (each a “PIPE Subscription Agreement” and, collectively, the “PIPE Subscription Agreements”) with each of the PIPE Investors, pursuant to which the PIPE Investors agreed to purchase, and NAAC agreed that New Holdco will sell to the PIPE Investors, an aggregate of 11,698,750 PIPE Shares for a purchase price of $9.19 per share and an aggregate purchase price of $107.5 million in the PIPE Financing.

For avoidance of doubt, the PIPE Investors will not include the Sponsor, nor the NAAC directors, officers, or their affiliates.
The closing of the sale of the PIPE Shares pursuant to the Subscription Agreements will take place substantially concurrently with the Acquisition Closing and is contingent upon, among other customary closing conditions, the subsequent consummation of the Business Combination. The purpose of the PIPE Financing is to raise additional capital for use by the post-combination company following the Acquisition Closing.
Pursuant to the Subscription Agreements, NAAC agreed that, as soon as practicable (but in any case within 30 calendar days after the consummation of the Business Combination), New Holdco will file with the SEC (at New Holdco’s sole cost and expense) a registration statement registering the resale of the PIPE Shares (the “PIPE Resale Registration Statement”), and New Holdco will use its commercially reasonable efforts to have the PIPE Resale Registration Statement declared effective as soon as practicable after the filing thereof, but no later than the earlier of (a) 60 calendar days (or 90 calendar days if the SEC notifies New Holdco that it will review the PIPE Resale Registration Statement) following the Acquisition Closing and (a)       the tenth business day after the SEC notifies New Holdco that the PIPE Resale Registration Statement will not be reviewed or will not be subject to further review.
Interests of the Sponsor and NAAC Directors and Officers in the Business Combination
In considering the recommendation of the NAAC Board to vote in favor of the Business Combination, shareholders should be aware that, aside from their interests as shareholders, the Sponsor and certain of NAAC’s directors and officers have interests in the Business Combination that are different from, or in addition to, those of other shareholders generally. NAAC’s directors were aware of and considered these interests, among other matters, in evaluating the Business Combination, and in recommending to shareholders that they approve the Business Combination. Shareholders should take these interests into account in deciding whether to approve the Business Combination. These interests include, among other things:
•
the beneficial ownership of our initial shareholders of an aggregate of 9,487,500 NAAC Founder Shares and 7,126,667 private placement warrants, which shares and warrants would become worthless if NAAC does not complete a business combination within the applicable time period, as our initial shareholders have waived any redemption right with respect to these shares. Our initial shareholders paid an aggregate of $25,000, or approximately $0.003 per share, for the NAAC Founder Shares, and $10,690,000, or $1.50 per warrant, for the private placement warrants, and such shares and warrants, if unrestricted and freely tradeable, would be valued at approximately $      million and $        million, respectively based on the closing price of the Class A Ordinary Shares of $ on         Nasdaq on             , 2022, the most recent practicable date prior to the date of this proxy statement/prospectus.

•
the fact that the Sponsor and NAAC’s officers and directors have agreed not to redeem any shares held by them in connection with a shareholder vote to approve the Business Combination;

•
the fact that our initial shareholders, including the Sponsor, and our directors and officers, paid an aggregate of $10,690,000 for its 7,126,667 private placement warrants to purchase Class A Ordinary Shares and that such private placement warrants will expire worthless if a business combination is not consummated by January 26, 2023;

•
the fact that, following the Closing, the Sponsor would be entitled to the repayment of an outstanding working capital loan and advances that have been made to NAAC. The Sponsor agreed to loan to NAAC up to $1,500,000 to be used for a portion of the expenses of NAAC. These loans are non-interest bearing, unsecured and are due upon consummation of an initial business combination. As of September 30, 2021, NAAC owed $1,199,994 under the August 6, 2021 promissory note, and there were no other material working capital loans outstanding. If NAAC fails to complete an Initial Business Combination by January 26, 2023, NAAC may use a portion of the working capital held outside the Trust Account to repay the working capital loans, but no proceeds held in the Trust Account would be used to repay the working capital loans;

•
the fact that the Sponsor will benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to shareholders rather than liquidate;

•
the fact that given the differential in the purchase price that the Sponsor paid for the NAAC Founder Shares as compared to the price of the NAAC Units sold in the IPO and up to 8,538,750 shares of New Holdco Common Stock that the Sponsor will receive upon conversion of the NAAC Founder Shares in connection with the Business Combination, the Sponsor and its Affiliates may earn a positive rate of return on their investment even if the New Holdco Common Stock trades below the price initially paid for the NAAC Units in the IPO and the public shareholders experience a negative rate of return following the completion of the Business Combination. As a result of the low initial purchase price, the Sponsor, its Affiliates and NAAC’s management team and advisors stand to earn a positive rate of return or profit on their investment, even if other shareholders, such as NAAC’s public shareholders, experience a negative rate of return because the post-business combination company subsequently declines in value. Thus, NAAC’s Sponsor, officers and directors and their respective Affiliates and associates may have more of an economic incentive for NAAC to, rather than liquidate if it fails to complete an Initial Business Combination by January 26, 2023, enter into an Initial Business Combination on potentially less favorable terms with a potentially less favorable, riskier, weaker-performing or financially unstable business, or an entity lacking an established record of revenues or earnings, than would be the case if such parties had paid the full offering price for their NAAC Founder Shares;

•
the fact that Patrick Doran, president and director of NAAC, may be deemed to have or share beneficial ownership of the NAAC Founder Shares held directly by the Sponsor by virtue of his ownership interest in the manager of the Sponsor;

•
the fact that up to an aggregate amount of $1,500,000 of any amounts outstanding under any working capital loans made by the Sponsor or any of its Affiliates to NAAC may be converted into NAAC Warrants to purchase Class A Ordinary Shares at a price of $1.50 per warrant at the option of the lender;

•
if the Trust Account is liquidated, including in the event NAAC is unable to complete an Initial Business Combination within the required time period, the Sponsor has agreed to indemnify NAAC to ensure that the proceeds in the Trust Account are not reduced below $10.00 per public share, or such lesser amount per public share as is in the Trust Account on the liquidation date, by the claims of (a) any third party (other than NAAC’s independent registered public accounting firm) for services rendered or products sold to NAAC or (b) a prospective target business with which NAAC has entered into a letter of intent, confidentiality, or other similar agreement or business combination agreement, but only if such a third party or target business has not executed a waiver of all rights to seek access to the Trust Account. NAAC did not require the Sponsor to reserve funds for such indemnification obligations, nor did NAAC independently verify whether the Sponsor has sufficient funds to satisfy its indemnity obligations. NAAC believes that the Sponsor’s only assets are securities of NAAC. Therefore, NAAC believes it is unlikely that the Sponsor will be able to satisfy its indemnification obligations if it is required to do so;

•
if NAAC does not complete an Initial Business Combination by January 26, 2023, NAAC may use a portion of its working capital held outside the Trust Account to repay any working capital loans, but no proceeds held in the Trust Account would be used to repay any working capital loans. As of September 30, 2021, there was approximately $379.6 million in investments held in the Trust Account and approximately $1,500,000 of cash held outside the Trust Account available for working capital purposes;

•
the fact that, in the event that NAAC completes an Initial Business Combination, Woodberry Management Services Ltd., a private investment firm of which Patrick Doran currently serves as the chief executive officer and founder, will be paid fees in the amount of approximately $1.7 million for corporate finance and consulting services provided to NAAC in connection with the Business Combination;

•
the fact that, in the event that NAAC completes an Initial Business Combination, the Sponsor and NAAC’s officers and directors will be reimbursed for any out-of-pocket expenses incurred in connection with activities on NAAC’s behalf, such as identifying potential target businesses and performing due diligence on suitable business combinations, though there have been no material out-of-pocket expenses subject to reimbursement to date and NAAC does not anticipate any such expenses prior to Closing;

•
the Sponsor will be a party to the Amended and Restated Registration Rights Agreement, which will come into effect at the closing of the Business Combination;

•
the fact that the Sponsor and NAAC’s officers and directors will lose their entire investment in NAAC if an Initial Business Combination is not completed within the Combination Period; and

•
the fact that Gary Quin will be appointed to the New Holdco Board following the Acquisition Closing and shall be entitled to receive compensation for serving on the New Holdco Board.

These financial interests of the Sponsor, NAAC’s officers and directors, and their respective Affiliates and associates may have influenced their motivation in identifying and selecting TeleSign as a business combination target, and their decision to approve the Transactions. In considering the recommendations of the NAAC Board to vote for the Proposals, NAAC public shareholders should consider these interests.
Reasons for the Approval of the Business Combination
After careful consideration, the NAAC Board recommends that NAAC’s shareholders vote “FOR” the approval of the Business Combination Proposals.
For a more complete description of NAAC’s reasons for the approval of the Business Combination and the recommendation of the NAAC Board, see the subsection entitled “The Business Combination — The NAAC Board’s Reasons for the Approval of the Business Combination.”
Redemption Rights
Pursuant to the Existing Organizational Documents, a public shareholder may request that NAAC redeem all or a portion of its public shares for cash if the Business Combination is consummated. As a holder of public shares, you will be entitled to receive cash for any public shares to be redeemed only if you:
(a)
hold public shares or, if you hold public shares through NAAC Units, you elect to separate your NAAC Units into the underlying public shares and public warrants prior to exercising your redemption rights with respect to the public shares;

(b)
submit a written request to Continental Stock Transfer & Trust Company, NAAC’s transfer agent, in which you (i) request that New Holdco redeem all or a portion of your public shares for cash, and (ii) identify yourself as the beneficial holder of the public shares and provide your legal name, phone number, and address; and

(c)
deliver your public shares to Continental Stock Transfer & Trust Company, NAAC’s transfer agent, physically or electronically through the DTC.

Holders must complete the procedures for electing to redeem their public shares in the manner described above prior to 5:00 p.m., Eastern time, on                 , 2022 (two business days before the extraordinary general meeting) in order for their shares to be redeemed.
Holders of NAAC Units must elect to separate the NAAC Units into the underlying Class A Ordinary Shares and public warrants prior to exercising redemption rights with respect to the public shares. If public shareholders hold their NAAC Units in an account at a brokerage firm or bank, such public shareholders must notify their broker or bank that they elect to separate the NAAC Units into the underlying public shares and public warrants, or if a holder holds NAAC Units registered in its own name, the holder must contact Continental Stock Transfer & Trust Company, NAAC’s transfer agent, directly and instruct it to do so. The redemption rights include the requirement that a holder must identify itself to NAAC in order to validly redeem its shares. Public shareholders (other than the initial shareholders) may elect to exercise their redemption rights with respect to their public shares even if they vote “FOR” the Business Combination Proposals. If the Business Combination is not consummated, the public shares will be returned to the respective holder, broker, or bank. If the Business Combination is consummated, and if a public shareholder properly exercises its redemption right with respect to all or a portion of the public shares that it holds and timely delivers its shares to Continental Stock Transfer & Trust Company, NAAC will redeem such public shares for a per-share price, payable in cash, equal to the pro rata portion of the Trust Account, calculated as of two business days prior to the consummation of the Business Combination. For illustrative purposes, as of September 30,

2021, this would have amounted to approximately $10.00 per issued and outstanding public share. Each redemption of Class A Ordinary Shares held by NAAC’s public shareholders will decrease the amount in the Trust Account. In no event will NAAC redeem public shares in an amount that would cause its net tangible assets to be less than $5,000,001 after giving effect to the transactions contemplated by the Business Combination Agreement and the PIPE Financing, unless the Class A Ordinary Shares otherwise do not constitute “penny stock” as such term is defined in Rule 3a51-1 of the Exchange Act. If a public shareholder exercises its redemption rights in full, then it will not own public shares or shares of New Holdco Common Stock following the redemption and will not participate in the future growth of New Holdco, if any, except to the extent that it continues to hold public warrants. See the subsection entitled “Extraordinary General Meeting — Redemption Rights” for the procedures to be followed if you wish to exercise your redemption rights with respect to your public shares.
Ownership of New Holdco After the Acquisition Closing
It is anticipated that, upon completion of the Business Combination, the ownership of New Holdco will be as follows:
•
BICS will own 115,512,500 shares of New Holdco Common Stock, or approximately 66% of the issued and outstanding New Holdco Common Stock;

•
the public shareholders will own 37,950,000 shares of New Holdco Common Stock, or approximately 22% of the issued and outstanding New Holdco Common Stock;

•
the PIPE Investors will own 11,698,750 shares of New Holdco Common Stock, or approximately 7% of the issued and outstanding New Holdco Common Stock; and

•
the initial shareholders will own 8,538,750 shares of New Holdco Common Stock, or approximately 5% of the issued and outstanding New Holdco Common Stock (which, for the avoidance of doubt, does not include shares of New Holdco Common Stock that will be issued to certain initial shareholders in connection with the PIPE Financing, which shares are reflected in the preceding bullet).

The number of shares and the interests set forth above (a) assume that (i) no public shareholders elect to have their public shares redeemed, (ii) there are no other issuances of equity interests of NAAC or TeleSign, (iii) none of NAAC’s initial shareholders or BICS purchase Class A Ordinary Shares in the open market, (iv) the aggregate NAAC Transaction Expenses and Company Transaction Expenses will be $50 million, (v) the Sponsor forfeits 948,750 NAAC Founder Shares in connection with the Business Combination (and no additional NAAC Founder Shares are subject to forfeiture as a result of NAAC shareholder redemption levels exceeding 50% or otherwise), and (vi) TeleSign’s valuation is not otherwise reduced by factors set forth in the Business Combination Agreement, and (b) do not take into account New Holdco Warrants that will remain outstanding following the Business Combination and may be exercised at a later date. As a result of the Business Combination, the economic and voting interests of NAAC’s shareholders will decrease. If we assume the maximum redemptions scenario described under the section entitled “Unaudited Pro Forma Condensed Combined Financial Information,” i.e., 37,950,000 public shares are redeemed, and the assumptions set forth in the foregoing clauses (a)(ii) — (vi) and (b) remain true, except that, with respect to clause (v), the number of NAAC Founder Shares to be forfeited by the Sponsor shall be 1,897,500, and if we further assume that the parties to the Business Combination Agreement waive the minimum cash condition, the ownership of New Holdco upon completion of the Business Combination will be as follows:
•
BICS will own 116,461,250 shares of New Holdco Common Stock, or approximately 86% of the issued and outstanding New Holdco Common Stock;

•
the PIPE Investors will own 11,698,750 shares of New Holdco Common Stock, or approximately 9% of the issued and outstanding New Holdco Common Stock; and

•
the initial shareholders will own 7,590,000 shares of New Holdco Common Stock, or approximately 5% of the issued and outstanding New Holdco Common Stock (which, for the avoidance of doubt, does not include shares of New Holdco Common Stock that will be issued to certain initial shareholders in connection with the PIPE Financing, which shares are reflected in the preceding bullet).

The ownership percentages with respect to New Holdco set forth above do not take into account NAAC Warrants that will remain outstanding immediately following the Business Combination, but do include the NAAC Founder Shares, which will convert into New Holdco Common Stock upon the Share Acquisition. If the facts are different than these assumptions, the percentage ownership retained by NAAC’s existing shareholders in New Holdco following the Business Combination will be different. For example, if we assume that all outstanding 12,650,000 public warrants and 7,126,667 private placement warrants were exercisable and exercised following completion of the Business Combination and further assume that no public shareholders elect to have their public shares redeemed (and each other assumption set forth in the preceding paragraph remains the same), then the ownership of New Holdco would be as follows:
•
BICS will own 115,512,500 shares of New Holdco Common Stock, or approximately 60% of the issued and outstanding New Holdco Common Stock;

•
the public shareholders will own 50,600,000 shares of New Holdco Common Stock, or approximately 26% of the issued and outstanding New Holdco Common Stock;

•
the PIPE Investors will own 11,698,750 shares of New Holdco Common Stock, or approximately 6% of the issued and outstanding New Holdco Common Stock; and

•
the initial shareholders will own 15,665,417 shares of New Holdco Common Stock, or approximately 8% of the issued and outstanding New Holdco Common Stock (which, for the avoidance of doubt, does not include shares of New Holdco Common Stock that will be issued to certain initial shareholders in connection with the PIPE Financing, which shares are reflected in the preceding bullet).

The NAAC Warrants will become exercisable on the later of 30 days after the completion of an Initial Business Combination and 12 months from the closing of the Initial Public Offering, and will expire five years after the completion of an Initial Business Combination or earlier upon their redemption or liquidation.
Please see the section entitled “Unaudited Pro Forma Condensed Combined Financial Information” for further information.
The following table shows the anticipated share ownership of various holders of New Holdco Common Stock upon closing of the Business Combination in the no redemption, 33% redemption (which assumes that 33% Class A Ordinary Shares held by public shareholders are redeemed), 66% redemption (which assumes that 66% of Class A Ordinary Shares held by public shareholders are redeemed), and maximum redemption scenarios and is based on the following assumptions: (i) there are no other issuances of equity interests of NAAC or TeleSign, (ii) none of NAAC’s initial shareholders or BICS purchase Class A Ordinary Shares in the open market, (iii) the aggregate NAAC Transaction Expenses and Company Transaction Expenses will be $50 million, (iv) the Sponsor forfeits 948,750 NAAC Founder Shares in connection with the Business Combination (and up to an additional 948,750 NAAC Founder Shares are forfeited as result of NAAC shareholder redemption levels exceeding 50%), (v) TeleSign’s valuation is not otherwise reduced by factors set forth in the Business Combination Agreement, and (vi) no New Holdco Warrants are exercised. The residual equity value owned by non-redeeming shareholders will remain $10.00 per share as illustrated in the sensitivity table below.
Percentage Share Ownership in New Holdco
	No Redemptions	33% Redemptions	66% Redemptions	Maximum Redemptions(1)
NAAC Public Shareholders	22%	16%	9%	0%
BICS	66%	72%	78%	86%
PIPE Investors	7%	7%	8%	9%
NAAC Initial Shareholders(2)	5%	5%	5%	5%
Value of the Shares Owned by Non-Redeeming Shareholders
Total Shares Outstanding Excluding Warrants	173,700,000	161,200,000	148,700,000	135,800,000

	No Redemptions	33% Redemptions	66% Redemptions	Maximum Redemptions(1)
Total Equity Value Post-Redemptions	$1,737,000,000	$1,612,000,000	$1,487,000,000	$1,358,000,000
Per Share Value	$10.00	$10.00	$10.00	$10.00

(1)
Assumes that NAAC’s public shareholders exercise redemption rights with respect to 37,950,000 Class A Ordinary Shares, which represents redemption of approximately 100% of NAAC Class A Ordinary Shares, for an aggregate redemption payment of approximately $379.5 million.

(2)
The Sponsor and its Affiliates will hold up to 8,538,750 Ordinary Shares, which will be cancelled and exchanged on a one-for-one basis for New Holdco Common Stock upon consummation of the proposed business combination. In the 66% redemption and maximum redemption scenarios, an additional 569,250 NAAC Founder Shares or 948,750 NAAC Founder Shares, respectively, would be forfeited in connection with the Business Combination, resulting in the Sponsor holding 7,969,500 Ordinary Shares in the 66% redemption scenario or 7,590,000 Ordinary Shares in the maximum redemption scenario. The Sponsor paid $25,000 for the 9,487,500 NAAC Founder Shares, or approximately $0.003 per NAAC Founder Share. Assuming a value of $10.00 per share of New Holdco Common Stock, based on the deemed value of $10.00 per share of New Holdco Common Stock in the proposed business combination, this represents an appreciation in value of approximately $9.99 per share of New Holdco Common Stock. Assuming a value of $      per New Holdco Ordinary Share, the closing price of a Class A Ordinary Share on              , 2022, this represents an appreciation in value of approximately $       per New Holdco Ordinary Share.

NAAC’s public shareholders that do not elect to redeem their NAAC Public Shares will experience significant dilution as a result of the proposed business combination. The NAAC public shareholders currently own 80% of NAAC’s Ordinary Shares. As noted in the above table, if no NAAC public shareholders redeem their NAAC Public Shares in the proposed business combination, the NAAC public shareholders will go from owning 80% of NAAC’s Ordinary Shares prior to the Business Combination to owning 22% of New Holdco Common Stock, and NAAC’s public shareholders will own 16%, 9% and 0% respectively, assuming 33%, 66% and the maximum number of the NAAC Ordinary Shares are redeemed in connection with the proposed business combination, respectively.
Board of Directors and Officers of New Holdco Following the Business Combination
The directors and officers of New Holdco as of immediately prior to the SPAC Merger Effective Time will continue as initial directors and officers of New Holdco, respectively. The parties anticipate that, effective immediately after the Share Acquisition Effective Time, the New Holdco Board will be comprised of Guillaume Boutin, Dirk Lybaert, Gary Quin, Joseph Burton,      ,      ,      , and      . See “The Business Combination — Board of Directors of New Holdco Following the Business Combination” and “Management After the Business Combination — Executive Officers and Directors After the Business Combination.”
Expected Accounting Treatment
The Business Combination will be accounted for as a reverse capitalization, with no goodwill or other intangible assets recorded, in accordance with GAAP. Under this method of accounting, NAAC will be treated as the “acquired” company for financial reporting purposes. Accordingly, for accounting purposes, the Business Combination will be treated as the equivalent of TeleSign issuing stock for the net assets of NAAC, accompanied by a recapitalization. The net assets of NAAC will be stated at historical cost, with no goodwill or other intangible assets recorded. See the subsection entitled “The Business Combination — Expected Accounting Treatment.”
Appraisal Rights
There are no appraisal rights available to holders of Class A Ordinary Shares, Class B Ordinary Shares, or NAAC Warrants in connection with the Business Combination under the DGCL. There are no appraisal rights available to holders NAAC Warrants in connection with the Business Combination under Cayman Islands law.

Dissent Rights and Limitations under the Cayman Islands Companies Act (As Revised)
The Cayman Islands Companies Act (As Revised) (the “Companies Act”) prescribes when NAAC shareholder appraisal rights will be available and sets the limitations on such rights. Where such rights are available, NAAC shareholders are entitled to receive fair value for their shares. However, regardless of whether such rights are or are not available, NAAC shareholders are still entitled to exercise the rights of redemption, as set out in the section of this proxy statement/prospectus entitled “Redemption Rights”, and the NAAC board of directors has determined that the redemption proceeds payable to NAAC shareholders who exercise such redemption rights represents the fair value of those shares.
Extracts of relevant sections of the Companies Act follow:
238. (1) A member of a constituent company incorporated under this Act shall be entitled to payment of the fair value of that person’s shares upon dissenting from a merger or consolidation.
239. (1) No rights under section 238 shall be available in respect of the shares of any class for which an open market exists on a recognized stock exchange or recognized interdealer quotation system at the expiry date of the period allowed for written notice of an election to dissent under section 238(5), but this section shall not apply if the holders thereof are required by the terms of a plan of merger or consolidation pursuant to section 233 or 237 to accept for such shares anything except — (a) shares of a surviving or consolidated company, or depository receipts in respect thereof; (b) shares of any other company, or depository receipts in respect thereof, which shares or depository receipts at the effective date of the merger or consolidation, are either listed on a national securities exchange or designated as a national market system security on a recognized interdealer quotation system or held of record by more than two thousand holders; (c) cash in lieu of fractional shares or fractional depository receipts described in paragraphs (a) and (b); or (d) any combination of the shares, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in paragraphs (a), (b) and (c).
Other NAAC Proposals
In addition to the two separate proposals to approve and adopt the Business Combination Agreement and the Business Combination, the SPAC Merger and the Plan of Merger, NAAC’s shareholders will be asked to vote upon (a) a proposal to approve by special resolution and adopt the Proposed Organizational Documents; (b) eight separate proposals to approve, on a non-binding advisory basis, by special resolution material changes from the Existing Organizational Documents to the Proposed Certificate of Incorporation and the Proposed Bylaws of New Holdco; (c) a proposal to approve by ordinary resolution, for purposes of complying with the applicable listing rules of Nasdaq, (i) the issuance of up to 115,512,500 shares of New Holdco Common Stock in connection with the Share Acquisition and (ii) the issuance and sale of 11,698,750 shares of New Holdco Common Stock in a private offering of securities to certain investors in connection with the PIPE Financing, which will occur substantially concurrently with, and is contingent upon, the consummation of the Share Acquisition; (d) a proposal to approve by ordinary resolution and adopt the Incentive Plan; and (e) a proposal to approve by ordinary resolution the adjournment of the extraordinary general meeting to a later date or dates, if necessary or appropriate, to permit further solicitation and vote of proxies in the event that there are insufficient votes for, or otherwise in connection with, the approval of one or more Proposals at the extraordinary general meeting. For more information, see the sections entitled “Proposal No. 1 — The Business Combination Proposals,” “Proposal No. 2 — The Organizational Documents Proposal,” “Proposal No. 3 — The Advisory Organizational Documents Proposals,” “Proposal No. 4 — The Nasdaq Proposal,” “Proposal No. 5 — The Incentive Plan Proposal,” “Proposal No. 6 — The Adjournment Proposal” for more information.
Date, Time, and Place of Extraordinary General Meeting
The extraordinary general meeting will be held in person on                 , 2022, at                 , Eastern time, at the offices of McDermott Will & Emery LLP, located at One Vanderbilt Avenue, New York, New York 10017, or such other date, time, and place to which such meeting may be adjourned, to consider and vote upon the Proposals. In the interest of public health, and due to the impact of the ongoing COVID-19 pandemic, NAAC is also planning for the meeting to be held virtually pursuant to the procedures described in the accompanying proxy statement/prospectus, but the physical location of the meeting will remain at the location specified above for the purposes of Cayman Islands law and the Existing Organizational Documents.
Voting Power; Record Date
You will be entitled to vote or direct votes to be cast at the virtual extraordinary general meeting if you owned Class A Ordinary Shares or Class B Ordinary Shares at the close of business on      , 2022, which is the record date for the extraordinary general meeting. You are entitled to one vote for each Class A Ordinary Share or Class B Ordinary Share that you owned as of the close of business on the record date. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker, bank, or other nominee to ensure that votes related to the shares you beneficially own are properly counted. On the record date, there were 47,437,500 Class A Ordinary Shares and Class B Ordinary Shares outstanding in the aggregate, of which 37,950,000 were public shares and 9,487,500 were NAAC Founder Shares held by the initial shareholders.
Proxy Solicitation
Proxies may be solicited by mail. NAAC has engaged Morrow Sodali LLC to assist in the solicitation of proxies. If a shareholder grants a proxy, it may still vote its shares online if it revokes its proxy before the extraordinary general meeting. A shareholder may also change its vote by submitting a later-dated proxy as described in the subsection entitled “Extraordinary General Meeting — Revoking Your Proxy.”
Quorum and Required Vote for Proposals for the Extraordinary General Meeting
A quorum of NAAC’s shareholders is necessary to hold a valid meeting. A quorum will be present at the extraordinary general meeting if holders of a majority the Class A Ordinary Shares and Class B Ordinary Shares entitled to vote thereat attend in person or by proxy. Abstentions will count as present for the purposes of establishing a quorum.
The approval of each of the Share Acquisition Proposal, the Nasdaq Proposal, the Incentive Plan Proposal, and the Adjournment Proposal is being proposed as an ordinary resolution, being the affirmative vote of the holders of a majority of the Ordinary Shares of NAAC represented in person or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting of NAAC. Approval of the SPAC Merger Proposal, the Advisory Organizational Documents Proposals and the Organizational Documents Proposal requires a special resolution under Cayman Islands law, being the affirmative vote of the holders of at least two-thirds of the ordinary shares of NAAC represented in person or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting. Accordingly, a shareholder’s failure to vote in person or by proxy at the extraordinary general meeting will have no effect on the outcome of the vote on any of the Proposals. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the extraordinary general meeting.
The SPAC Merger Closing and Acquisition Closing are conditioned on the approval of the Condition Precedent Proposals at the extraordinary general meeting. Each of the Condition Precedent Proposals is cross-conditioned on each of the other Condition Precedent Proposals.
Recommendation to NAAC Shareholders
The NAAC Board believes that each of the Business Combination Proposals, the Organizational Documents Proposal, the Advisory Organizational Documents Proposals, the Nasdaq Proposal, the Incentive Plan Proposal, and the Adjournment Proposal is in the best interests of NAAC and NAAC’s shareholders and recommends that its shareholders vote “FOR” each Proposal being submitted to a vote of the shareholders at the extraordinary general meeting. For more information, see the sections entitled “Proposal No. 1 — The Business Combination Proposals,” “Proposal No. 2 — The Organizational Documents Proposal,” “Proposal No. 3 — The Advisory Organizational Documents Proposals,” “Proposal No. 4 — The Nasdaq Proposal,” “Proposal No. 5 — The Incentive Plan Proposal,” “Proposal No. 6 — The Adjournment Proposal.”

When you consider the recommendation of the NAAC Board in favor of approval of these Proposals, you should keep in mind that, aside from their interests as shareholders, the Sponsor and certain of NAAC’s directors and officers have interests in the Business Combination that are different from, or in addition to, your interests as a shareholder. Please see the subsection entitled “The Business Combination — Interests of the Sponsor and NAAC Directors and Officers in the Business Combination.”

Summary Risk Factors
In evaluating the Proposals set forth in this proxy statement/prospectus, you should carefully read this proxy statement/prospectus, including the annexes, and especially consider the factors discussed in the section entitled “Risk Factors.” Such risks include, but are not limited to the following:
•
The occurrence of any event, change, or other circumstances that could delay the Business Combination or give rise to the termination of the Business Combination Agreement.

•
The outcome of any legal proceedings that may be instituted against NAAC following announcement of the Business Combination and the possibility of third-party claims against the Trust Account.

•
The inability to complete the Business Combination due to the failure to obtain approval of the shareholders of NAAC or satisfy the other conditions to closing in the Business Combination Agreement.

•
There will be material differences between your current rights as a holder of NAAC securities and the rights one can expect as a holder of New Holdco securities, some of which may adversely affect you.

•
NAAC may not be able to consummate the PIPE Financing.

•
The proposed Business Combination may disrupt current plans and operations of TeleSign or NAAC as a result of the announcement and consummation of the Business Combination.

•
TeleSign faces intense competition, especially from larger, well-established companies, and it may lack sufficient financial or other resources to maintain or improve its competitive position.

•
TeleSign faces risks associated to natural disaster and health pandemics, including the recent coronavirus (“COVID-19”) pandemic, which could have a material adverse effect on its business and results of operations.

•
TeleSign’s international operations and continued international expansion subject TeleSign to additional costs and risks, which could adversely affect its business, financial condition and results of operations.

•
A number of potential occurrences, including potential data breach, failure to effectively exercise its growth plan, loss of important strategic partners, and increased supplier costs, could lead to negative publicity and TeleSign’s reputation, business, financial condition, and results of operations could be adversely affected.

•
TeleSign is subject to stringent laws and regulations with regards to consumer privacy, data use, and data protection. Any actual, suspected or perceived failure by TeleSign to comply with such laws and regulations would materially affect its business.

•
Anti-takeover provisions contained in the Proposed Organizational Documents and applicable laws could impair a takeover attempt.

•
If NAAC is unable to complete an Initial Business Combination within the Combination Period, its public shareholders may receive only approximately $10.00 per share on the liquidation of the Trust Account (or less than $10.00 per share in certain circumstances where a third party brings a claim against NAAC that the Sponsor is unable to indemnify), and the NAAC Warrants will expire worthless.

•
An active, liquid trading market for New Holdco’s securities may not develop or be sustained.

SUMMARY HISTORICAL FINANCIAL DATA OF TELESIGN
The summary historical consolidated statements of operations data of TeleSign for the years ended December 31, 2020 and 2019 and the historical consolidated balance sheet data as of December 31, 2020 and 2019 are derived from TeleSign’s audited consolidated financial statements included elsewhere in this proxy statement/prospectus. TeleSign’s historical results are not necessarily indicative of the results that may be expected in the future. You should read the following summary historical consolidated financial data together with the section titled “TeleSign’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” and TeleSign’s consolidated financial statements and related notes included elsewhere in this proxy statement/prospectus.
	Summary Historical Financial Data
	For the year ended December 31, 2020	For the year ended December 31, 2019
(in thousands, except per share information)
Statement of Operations Data:
Total Revenue	$313,698	$200,095
Total Operating Expenses	60,432	42,007
Income Before Provision for Income Taxes	23,470	20,132
Net Income per Share Attributable to Common Stockholder, Basic and diluted	187,664.04	160,081.74
Weighted-average shares used in computing net income per share attributable to common stockholder, basic and diluted	100	100
Balance Sheet Data
Total Assets	$106,730	$96,610
Total Liabilities	53,335	33,322
Total Stockholders’ equity	53,395	63,288
Total liabilities and stockholder’s equity	106,730	96,610
Statement of Cash Flows Information:
Net cash provided by operating activities	$19,179	$15,157
Net Cash Used in Investing Activities	(7,924)	(4,254)
Net Cash Used in Financing Activities	(28,117)	—

SUMMARY HISTORICAL FINANCIAL DATA OF NAAC
The summary historical statements of operations data of NAAC for the period from October 14, 2020 (inception) through December 31, 2020 and the historical balance sheet data as of December 31, 2020 are derived from NAAC’s audited financial statements included elsewhere in this proxy statement/prospectus. The summary historical condensed statements of operations data of NAAC for the nine months ended September 30, 2021 and the condensed balance sheet data as of September 30, 2021 are derived from NAAC’s unaudited interim condensed financial statements included elsewhere in this proxy statement/prospectus. In NAAC’s management’s opinion, the unaudited interim condensed financial statements include all adjustments necessary to state fairly NAAC’s financial position as of September 30, 2021, and its results of operations for the nine months ended September 30, 2021.
NAAC’s historical results are not necessarily indicative of the results that may be expected in the future, and NAAC’s results for the nine months ended September 30, 2021 are not necessarily indicative of the results that may be expected for the full year ending December 31, 2021 or any other period and NAAC’s results for the period from October 14, 2020 (inception) through December 31, 2020 are not necessarily indicative of the results that may be expected for any other period. The information below is only a summary and should be read in conjunction with the sections entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of NAAC” and “Information About NAAC” and the financial statements, and the notes related thereto, which are included elsewhere in this proxy statement/prospectus.
	For the Nine Months Ended September 30, 2021	For the period from October 14, 2020 (inception)through December 31, 2020
Statements of Operations Data
Formation and operating costs	$2,407,691	$5,000
Loss from operations	(2,407,691)	(5,000)
Other income (expense):
Warrant issue costs	(858,197)	—
Change in fair value of Forward Purchase Agreement liability	1,589,588	—
Change in fair value of warrant liability	9,180,997	—
Trust interest income	78,481	—
Total other income	9,990,869	—
Net Income (loss)	$7,583,178	$(5,000)
Basic and diluted weighted average shares outstanding, Class A ordinary shares subject to possible redemption	34,474,725	8,250,000
Basic and diluted net income per Class A ordinary share subject to possible redemption	$0.17	$0.00
Basic and diluted weighted average shares outstanding, Class B ordinary shares	9,487,500	—
Basic and diluted net income per Class B ordinary share	$0.18	$0.00
	September 30, 2021 (Unaudited)	December 31, 2020 (Audited)
Balance Sheet Data
Total assets	$381,868,948	$375,453
Total liabilities	$32,779,830	$355,453
Total commitments	$379,500,000	$—
Total stockholders’ (deficit) equity	$(30,410,882)	$20,000

SUMMARY UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION
The following summary unaudited pro forma condensed combined financial data (the “summary pro forma information”) gives effect to the Business Combination described in the section entitled “Unaudited Pro Forma Condensed Combined Financial Information.” The Business Combination is expected to be accounted for as a reverse capitalization in accordance with GAAP. Under this method of accounting, NAAC is treated as the “acquired” company for financial reporting purposes. Accordingly, for accounting purposes, the financial statements of New Holdco will represent a continuation of the financial statements of TeleSign, with the Business Combination being treated as the equivalent of TeleSign issuing stock for the net assets of NAAC, accompanied by a recapitalization. The net assets of NAAC will be stated at historical cost, with no goodwill or other intangible assets recorded. Operations prior to the Business Combination will be presented as those of TeleSign in future reports of New Holdco.
The summary unaudited pro forma condensed combined statements of operations data for the year ended December 31, 2021 gives pro forma effect to the Business Combination as if it had occurred on January 1, 2021.
The summary pro forma information has been derived from, and should be read in conjunction with, the unaudited pro forma condensed combined financial information of New Holdco appearing elsewhere in this proxy statement/prospectus and the accompanying notes, in the section entitled “Unaudited Pro Forma Condensed Combined Financial Information.” The unaudited pro forma condensed combined financial information is derived from, and should be read in conjunction with, the historical financial statements of NAAC and TeleSign and related notes included elsewhere in this proxy statement/prospectus. The summary pro forma information has been presented for informational purposes only and is not necessarily indicative of what New Holdco’s financial position or results of operations actually would have been had the Business Combination and the other transactions contemplated by the Business Combination Agreement been completed as of the dates indicated. In addition, the summary pro forma information does not purport to project the future financial position or operating results of New Holdco.
Summary Unaudited Pro Forma Condensed Combined Operations Data (In thousands, except share and per share data)
	(In thousands, except share and per share data)	Assuming Interim Redemption	Assuming Maximum Redemption
Year Ended December 31, 2021
Total Revenue
Income (loss) from operations
Income before (provision) benefit for income taxes
Net income (loss) attributable to common stockholders
Net income (loss)per share attributable to common stockholders
Basic
Diluted

Summary Unaudited Pro Forma Condensed Combined Balance Sheet Data (In thousands, except share and per share data)
	(In thousands, except share and per share data)	Assuming Interim Redemption	Assuming Maximum Redemption
Year Ended December 31, 2021
Total Assets
Total Liabilities
New Holdco
Common Stock
Total
Stockholders’ equity

RISK FACTORS
The following risk factors will apply to the business and operations of NAAC, TeleSign or New Holdco. These risk factors are not exhaustive and investors are encouraged to perform their own investigation with respect to the business, financial condition and prospects of NAAC, TeleSign and New Holdco and their respective businesses, financial conditions and prospects prior to or following the completion of the Business Combination, as the case may be. You should carefully consider the following risk factors in addition to the other information included in this proxy statement/prospectus, including matters addressed in the section entitled “Cautionary Note Regarding Forward-Looking Statements.” NAAC, TeleSign and New Holdco may face additional risks and uncertainties that are not presently known to them, or that they currently deem immaterial, which may also impair their respective businesses or financial conditions. The following discussion should be read in conjunction with the sections entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of TeleSign,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations of NAAC,” the financial statements of TeleSign and NAAC and notes to the financial statements included herein, as applicable.
Risks Related to TeleSign
Unless the context otherwise requires, all references in this subsection to the “Company,” “TeleSign,” “we,” “us,” or “our” refer to the business of TeleSign and its subsidiaries prior to the consummation of the Business Combination and to New Holdco and its subsidiaries following the Business Combination.
Risks Related to TeleSign’s Business and Industry
If TeleSign or its third-party service providers experience a data security breach or network incident that allows, or is perceived to allow, unauthorized access to TeleSign’s solutions or TeleSign’s customers’ personal data, it could lead to negative publicity and TeleSign’s reputation, business, financial condition, and results of operations could be adversely affected.
Third parties may attempt to fraudulently induce employees, contractors, customers, or TeleSign’s customers’ users into disclosing sensitive information, such as user names, passwords, or other information or otherwise compromise the security of TeleSign’s internal networks, electronic systems, or physical facilities in order to gain access to TeleSign’s data or TeleSign’s customers’ data, which could result in significant legal and financial exposure, a loss of confidence in the security of TeleSign’s solutions, interruptions, or malfunctions in TeleSign’s operations, account lock outs, and, ultimately, harm to TeleSign’s products and services, business, financial condition, and results of operations.
TeleSign’s products and services collect, use, store, transmit, and otherwise process enterprises’ and their customers’ proprietary information and personal data. A breach of customer data at TeleSign could occur as a result of third-party action, technology limitations, employee or contractor error, malfeasance or otherwise. If such a breach disrupts the confidentiality, integrity or availability of TeleSign’s, enterprises’ or their customers’ data or systems, TeleSign could incur significant liability. Further, and notwithstanding any contractual rights or remedies TeleSign may have, because it does not control its third-party service providers, including their security measures and the processing of data by TeleSign’s third-party service providers, TeleSign cannot ensure the integrity or security of measures they take to protect customer information and prevent data loss.
Security breaches or incidents impacting TeleSign’s solutions could result in a risk of loss or unauthorized disclosure of critical information, including personal data, or the denial of access to this information, which, in turn, could lead to enforcement actions, litigation, regulatory or governmental audits, investigations, inquiries and possible significant liability, and increased requests by individuals regarding their personal data. Furthermore, as a provider of identity and security solutions, such security breaches and incidents could also erode customer confidence in the effectiveness of TeleSign’s data security measures and damage TeleSign’s relationships with current customers and ability to attract new customers and partners, which could trigger service availability, indemnification, and other contractual obligations. The risk of reputational harm may be magnified and/or distorted through the rapid dissemination of information over the internet, including through news articles, blogs, social media, and other online communication forums and services. Security breaches and incidents may also cause TeleSign to incur significant investigation, mitigation, remediation, notification and other expenses, including necessitating that TeleSign put in place additional measures designed to prevent further security breaches or incidents. TeleSign may be required to expend significant capital and financial resources to protect against such threats or to alleviate problems caused by breaches in security. Such security breach could create system disruptions, or slowdowns and exploit security vulnerabilities of TeleSign’s systems, and the information stored on TeleSign’s systems could be improperly accessed, publicly disclosed, altered, lost or stolen, which could subject TeleSign to liability and cause TeleSign financial harm.
Any breaches, or any perceived breach, of TeleSign’s systems, whether or not any such breach is due to a vulnerability in TeleSign’s solutions, may also undermine confidence in TeleSign’s solutions and result in damage to TeleSign’s reputation and brand, negative publicity, loss of partners, customers and sales, increased costs to remedy any problem, costly litigation, and other liability. In addition, a breach of the security measures of one of TeleSign’s third-party service providers could result in the exfiltration of confidential information or personal data and may provide additional avenues of attack on TeleSign’s reputation, which could adversely impact TeleSign’s ability to retain existing customers or attract new ones, potentially causing a negative impact on its business. Any of these negative outcomes could negatively impact market acceptance of TeleSign’s solutions and its business, financial condition, and results of operations could be adversely affected.
TeleSign may experience significant fluctuations in its operating results and rates of growth.
TeleSign’s operating results and rates of growth could vary significantly in the future based upon a number of factors, including many factors over which TeleSign has little or no control. TeleSign operates in a highly dynamic industry and future results could be subject to significant fluctuations. These fluctuations could cause TeleSign to fail to meet or exceed financial expectations of securities analysts or investors, which could cause its stock price to decline rapidly and significantly. Revenue and expenses in future periods may be greater or less than revenue and expenses in the immediately preceding period or in the comparable period of the prior year. Therefore, period-to-period comparisons of TeleSign’s operating results are not necessarily a good indication of TeleSign’s future performance.
Most of TeleSign’s expenses, such as employee compensation, benefits and rent, are relatively fixed in the short term, however, its revenue fluctuates since it is driven by volume. Moreover, TeleSign’s expense levels are based, in part, on TeleSign’s expectations regarding future revenue levels. As a result, if revenue for a particular quarter is below TeleSign’s expectations, TeleSign may not be able to reduce operating expenses proportionately for that quarter, and, therefore, this revenue shortfall would have a disproportionately negative impact on TeleSign’s operating results for that quarter.
Any significant interruptions or delays in IT service or any undetected errors or design faults in IT systems could result in limited capacity, reduced demand, processing delays and loss of customers, suppliers or marketplace merchants and a reduction in commercial activity.
TeleSign’s continued growth depends on the ability of its existing and potential customers to access TeleSign’s products and services 24 hours a day, seven days a week, without significant interruption or degradation of performance. TeleSign has experienced and may in the future experience disruptions, outages and other performance problems with its infrastructure due to a variety of factors, including infrastructure changes, introductions of new functionality, human or software errors, capacity constraints, distributed denial-of-service attacks or other security-related incidents. In some instances, TeleSign may not be able to identify the cause or causes of these performance problems immediately or in short order. TeleSign may not be able to maintain the level of service uptime and performance required by its customers, especially during peak usage times and as TeleSign’s solutions become more complex and its user traffic increases. If TeleSign’s customers are unable to access its solutions within a reasonable amount of time, or at all, its business would be harmed. Frequent or persistent interruptions in TeleSign’s products and services could cause customers to believe that its products and services are unreliable, leading them to switch to TeleSign’s competitors or to otherwise avoid its products and services.
The adverse effects of any service interruptions on TeleSign’s reputation and financial condition may be disproportionately heightened due to the nature of its business and the fact that TeleSign’s customers expect continuous and uninterrupted access to its solutions and have a low tolerance for interruptions of any duration. Since TeleSign’s customers rely on its products to provide critical services to support their own customer-facing applications, any outage on TeleSign’s products would impair the ability of TeleSign’s customers to operate their businesses, which would negatively impact TeleSign’s brand, reputation and customer satisfaction.
Moreover, TeleSign depends on services from various third parties. If a third-party service provider fails to provide sufficient capacity to support TeleSign’s solutions or otherwise experiences service outages, such failure could interrupt TeleSign’s customers’ access to its services, which could adversely affect their perception of TeleSign’s solutions reliability. Any disruptions in these services, including as a result of actions outside of TeleSign’s control, would significantly impact the performance of its solutions. In the event that TeleSign’s service agreements are terminated with its solutions or infrastructure providers, or there is a lapse of service, interruption of internet service provider connectivity or damage to such providers’ facilities, TeleSign could experience interruptions in access to its solutions as well as delays and additional expense in arranging new facilities and services. In the future, these services may not be available to TeleSign on commercially reasonable terms, or at all. Any loss of the right to use any of these services could result in decreased functionality of TeleSign’s solutions until equivalent technology is either developed by TeleSign or, if available from another provider, is identified, obtained and integrated into TeleSign’s solutions or infrastructure. TeleSign may also be unable to effectively address capacity constraints, upgrade its systems as needed, and continually develop its technology and network architecture to accommodate actual and anticipated changes in technology.
TeleSign’s solutions are accessed by a large number of customers, often at the same time. As TeleSign continues to expand the number of its customers and solutions available to TeleSign’s customers, its technology may not be able to scale to accommodate the increased capacity requirements, which may result in interruptions or delays in service. In addition, the failure of third-party cloud infrastructure providers, third-party internet service providers or other third-party service providers whose services are integrated with TeleSign’s solutions to meet TeleSign’s capacity requirements could result in interruptions or delays in access to TeleSign’s solutions or impede its ability to scale its operations. Any of the above circumstances or events may harm TeleSign’s reputation, cause customers to terminate their agreements with it, impair its ability to grow its customer base, result in the expenditure of significant financial, technical and engineering resources, subject TeleSign to financial penalties and liabilities under its service level agreements, and otherwise could adversely affect its business, financial condition, and results of operations.
TeleSign may be unable to prevent unlawful or fraudulent activities in its operations, and it could be liable for such fraudulent or unlawful activities.
TeleSign depends on data processing, communication, and information exchange on a variety of platforms and networks and over the internet. TeleSign cannot be certain all of its systems are entirely free from unlawful or fraudulent activities, despite safeguards it has installed. TeleSign does business with a number of third-party service providers and vendors with respect to its business, data, and communications needs. Any current or future fraud or unlawful activities in TeleSign’s operations may result in significant liability to TeleSign in excess of its insurance coverage, and may cause existing and potential customers to refrain from doing business with TeleSign. Although TeleSign, with the help of third-party service providers, intends to continue to implement various safeguards and establish operational procedures to prevent such damage, there can be no assurance that these measures will be successful.
Employee or customer fraud could subject TeleSign to operational losses or regulatory sanctions and seriously harm TeleSign’s reputation. Misconduct by TeleSign’s employees could include hiding unauthorized activities, improper or unauthorized activities on behalf of a customer, or improper use of confidential information. It is not always possible to prevent employee errors and misconduct, and the precautions TeleSign takes to prevent and detect this activity may not be effective in all cases. TeleSign maintains a substantial system of internal controls and insurance coverage to mitigate against operational risks, including data processing failures and errors and customer or employee fraud. Should TeleSign’s internal controls fail to prevent or detect an occurrence, or if any resulting loss is not insured or exceeds applicable insurance limits, it could have an adverse effect on its business, financial condition, or results of operations.

If TeleSign’s solutions do not effectively interoperate with its customers’ existing or future IT infrastructures, TeleSign’s business would be harmed.
TeleSign success depends in part on the interoperability of TeleSign’s solutions with TeleSign’s customers’ IT infrastructures, including third-party operating systems, applications, data and devices that TeleSign has not developed and does not control. Third-party products and services are constantly evolving, and TeleSign may not be able to modify its products to ensure their compatibility with those of other third parties following development changes. Any changes in such infrastructure, operating systems, applications, data or devices that degrade the functionality of TeleSign’s solutions or give preferential treatment to competitive solutions could adversely affect the adoption and usage of TeleSign’s products. TeleSign may not be successful in quickly or cost effectively adapting its solutions to operate effectively with these operating systems, applications, data, or devices. If it is difficult for TeleSign’s customers to access and use TeleSign’s solutions, or if TeleSign’s solutions cannot conveniently connect a broadening range of applications, data and devices, then TeleSign’s customer growth and retention may be harmed, and its business, financial condition, and results of operations could be adversely affected. TeleSign relies on open-source software for many integrations between TeleSign’s solutions and third-party applications that TeleSign’s customers utilize, and in other instances on such third parties making available the necessary tools for TeleSign to create interoperability with their applications. If application providers were to move away from open standards, or if a critical, widely-utilized application provider were to adopt proprietary integration standards and not make them available for the purposes of facilitating interoperability with TeleSign’s solutions, the utility of TeleSign’s solutions for TeleSign’s customers would be decreased, TeleSign’s solutions may become less marketable, less competitive, or obsolete, and its business, financial condition, and results of operations could be adversely affected.
TeleSign could be subject to the unauthorized disclosure of its confidential information to its competitors. A malicious insider could disclose sensitive TeleSign information, including information on pricing, cost structure, business practices, intellectual property or artificial intelligence to its competition.
TeleSign’s business depends on its intellectual property, the protection of which is crucial to the success of its business. TeleSign relies on a combination of patent, trademark, trade secret and copyright law and contractual restrictions to protect its intellectual property. In addition, TeleSign attempts to protect its intellectual property, technology and confidential information by requiring its employees and consultants who develop intellectual property on TeleSign’s behalf to enter into confidentiality and assignment of inventions agreements and non-competition agreements, and third parties to enter into nondisclosure agreements. These agreements may not effectively prevent unauthorized use or disclosure of TeleSign’s confidential information, intellectual property or technology and may not provide an adequate remedy in the event of unauthorized use or disclosure of TeleSign’s confidential information, intellectual property or technology. Despite TeleSign’s efforts to protect its proprietary rights, unauthorized parties may copy aspects of its website features, software and functionality or obtain and use information that TeleSign considers proprietary.
TeleSign is subject to the risk that it does not adequately maintain information security.
There continues to be significant and organized cyber-attack activity against western organizations, including but not limited to the technology sector, and no organization is fully immune to cyber-attacks. Risks related to cyber-attack arise in the following areas:
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Protecting both “structured” and “unstructured” sensitive information is a constant need. However, some risks cannot be fully mitigated using technology or otherwise.

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Unsuspecting employees represent a primary avenue for external parties to gain access to TeleSign’s network and systems. Many attacks, even from sophisticated actors, include rudimentary techniques such as coaxing an internal user to click on a malicious attachment or link to introduce malware or steal their username and password (i.e., phishing).

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The risk associated with wrongdoers encrypting data (i.e., ransomware) or disrupting communications (i.e., denial of service) for the purposes of extortion continues to increase.

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Nation-state sponsored organizations are engaged in cyber-attacks, but not only for monetization purposes. Nation-states appear to be motivated by the desire to gain information about foreign citizens and governments or to influence or cause disruptions in commerce or political affairs. Tech companies are a prime target.

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TeleSign uses third parties to provide certain services. While TeleSign maintains certain standards for all vendors that provide services, such vendors may become subject to a security breach, including as a result of their failure to perform in accordance with contractual arrangements.

The quality of TeleSign’s digital identity products depends heavily on the availability of meaningful data insights lawfully acquired through third party suppliers (carriers and data brokers) and customers. A loss of such contracts and consequential access to such data could have a direct impact on performance of TeleSign’s data models used and quality of its products.
TeleSign’s digital identity business relies extensively upon content and data from external sources; specifically, carriers and data brokers. Applicable legal regulations, including, without limitation, the California Consumer Privacy Act, or CCPA, the California Privacy Rights Act, or CPRA, General Data Protection Regulation, or GDPR, and many other local, state, and national laws in jurisdictions relating to privacy, data subject rights, and data protection, and others relating to internet communications, e-commerce, information governance, and use of public records, are becoming more prevalent worldwide. Such laws generally give consumers, or data subjects, more control over data suppliers’ use of their personal information, including in some cases the right to stop the sharing or “selling” of their personal information with third parties like TeleSign. The disruption or loss of data sources, either because of changes in the law or because data suppliers decide not to supply them, would negatively impact TeleSign’s ability to use certain types of information about individuals and reduce its ability to communicate such information effectively with its customers. The loss of access to such data would directly impact TeleSign’s data models and reduce the quality of its data-driven products.
A substantial increase of data acquisition costs could harm TeleSign’s business, financial condition, and results of operations.
TeleSign relies on data acquired from third parties, such as carriers and data brokers, to build its models and to design and improve its products. If there is a substantial increase in the cost of data acquisition, TeleSign may not be able to pass that cost increase on to its customers; that would result in reduced profit margin for TeleSign. Additionally, even if TeleSign is able to renegotiate the terms of its business arrangements, TeleSign could incur additional transaction costs and the business relationships could be adversely affected. A substantial increase in the costs of acquiring data could harm TeleSign’s business, financial condition, and results of operations.
TeleSign has no direct control over the data quality it acquires from its suppliers which are needed to provide its digital identity services. If the data quality it acquires deteriorates over time, TeleSign’s coverage may decrease and become irrelevant for the customer.
Although TeleSign typically enters into long-term contractual arrangements with many of its suppliers of data, at the time of entry into a new contract or renewal of an existing contract, suppliers may increase restrictions on TeleSign’s use of such data, increase the price they charge for data or refuse altogether to license the data to TeleSign. In addition, during the term of any data supply contract, suppliers may fail to adhere to TeleSign’s data quality control standards or fail to deliver the required data. Further, although no single individual data supplier is material to TeleSign’s business, if a number of suppliers collectively representing a significant amount of data that TeleSign uses for one or more of its services were to impose additional contractual restrictions on its use of or access to data, fail to adhere to TeleSign’s quality-control standards, repeatedly fail to deliver data or refuse to provide data, now or in the future, TeleSign’s ability to provide those services to its clients could be materially adversely impacted, which may harm its operating results and financial condition.
Newer or more innovative technology may disrupt the adoption of SMS as a solution in the communication and authentication space.
TeleSign uses SMS technology for a range of functions, including enabling secure account recovery, business to consumer communications, two-factor authentication, and number masking. Although SMS continues to be the preferred channel of communication, its use has undergone significant decline relative to other technologies over the recent years. Additionally, newer more innovative technology might emerge and disrupt the adoption of SMS as a solution in the communication and authentication space. If TeleSign fails to innovate and keep pace with these disruptions, its operating results and financial condition may be adversely impacted.
TeleSign faces intense competition, especially from larger, well-established companies, and it may lack sufficient financial or other resources to maintain or improve its competitive position. If TeleSign fails to deliver time critical communication, produce reliable and fast results or provide a global reach, its business and reputation could suffer.
The digital identity and secure communications markets are intensely competitive, and TeleSign expects competition to increase in the future from established competitors and new market entrants. TeleSign faces competition from digital identity providers such as ForgeRock, Okta, Ekata, Saaspass, Prove and Neustar and communications providers such as Sinch and Twilio.
With the continued increase in merger and acquisition transactions in the technology industry, particularly transactions involving cloud-based technologies, there is a significant likelihood that TeleSign will compete with other large technology companies in the future. For example, other technology companies could acquire or develop digital identity solutions that compete directly with any or all of the lines of products offered by TeleSign. These companies have significant name recognition, considerable resources and existing IT infrastructures, and powerful economies of scale and scope, which allow them to rapidly develop and deploy new solutions. Many of TeleSign’s existing competitors have, and some of TeleSign’s potential competitors could have, substantial competitive advantages such as greater name recognition and brand awareness, longer operating histories, larger customer bases, larger sales and marketing budgets and resources, broader distribution and established relationships with partners and customers, greater professional services and customer support resources, greater resources to make acquisitions and enter into strategic partnerships, lower labor and research and development costs, larger and more mature intellectual property portfolios, and substantially greater financial, technical and other resources. Certain of TeleSign’s competitors may also have greater ease of implementation of their products with customers in TeleSign’s market, as well as flexibility, scale, and breadth of integration points.
Consolidation in the markets in which TeleSign competes may affect its competitive position. This is particularly true in circumstances where customers are seeking to obtain a broader set of solutions and services than TeleSign is currently able to provide. In addition, some of TeleSign’s competitors may enter into new alliances with each other or may establish or strengthen cooperative relationships with telecommunication providers, system integrators, third-party consulting firms, or other parties. Any such consolidation, acquisition, alliance, or cooperative relationship could lead to pricing pressure and loss of TeleSign’s market share and could result in a competitor with greater financial, technical, marketing, service, and other resources, all of which could harm TeleSign’s ability to compete. Furthermore, customers may be more willing to incrementally add solutions to their existing infrastructure from competitors than to replace their existing infrastructure with TeleSign’s solutions. Any failure to meet and address the foregoing could adversely affect TeleSign’s business, financial condition, and results of operations.
TeleSign has material customer concentration, with a limited number of customers accounting for a material portion of its 2021 revenues.
TeleSign’s business experiences customer concentration from time to time. For the year ended December 31, 2021, Microsoft and Amazon together accounted for    % of TeleSign’s revenue. While TeleSign does not believe that the loss of any single customer would have a material adverse effect on TeleSign, such loss could result in an adverse impact on certain of TeleSign’s businesses. The loss of a customer or reduction in usage volumes could adversely impact TeleSign’s revenue, the absorption of fixed overhead costs and TeleSign’s future expansion plans. TeleSign’s business operates in a competitive environment. Sales can fluctuate based on customer demand, market conditions and the competitive landscape. TeleSign’s ability to deliver high-quality solutions globally, quickly and accurately is critical to TeleSign’s success. Any delay or disruption could impact TeleSign’s competitive position and result in loss of customer usage, which could impact TeleSign’s financial position and operating results.

In both digital identity and communications segments, TeleSign’s customer base is concentrated. This customer concentration increases the risk of quarterly fluctuations in TeleSign’s operating results, depending on the seasonal pattern of TeleSign’s top customers’ business. In addition, TeleSign’s top customers could make greater demands on TeleSign with regard to pricing and contractual terms in general. The loss of, or significant decrease in demand from, any of TeleSign’s top customers could affect its business, results of operations and financial condition of the segment.
TeleSign’s sales cycle in certain segments or geography may be long and its sales efforts require considerable time.
In certain segments or geography, TeleSign and TeleSign’s partners are often required to spend significant time and resources to better educate and familiarize potential customers with the value proposition of TeleSign’s solutions. Customers often view the use of TeleSign’s solutions as a strategic decision and, as a result, frequently require considerable time to evaluate, test, and qualify TeleSign’s solutions prior to integrating TeleSign’s solutions. In particular, as the solution entails the processing of users’ personal data, additional checks are often in place by customer’s privacy and security teams prior to the final decision. During the sales cycle, TeleSign expends significant time and money on sales and marketing and contract negotiation activities, which may not result in a sale. Additional factors that may influence the length and variability of TeleSign’s sales cycle include:
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the discretionary nature of purchasing and budget cycles and decisions;

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lengthy purchasing approval processes;

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lengthy privacy and security considerations by the customer;

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the industries in which TeleSign’s customers operate;

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the evaluation of competing solutions and offerings during the purchasing process;

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time, complexity and expense involved in replacing existing solutions;

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announcements or planned introductions of new offerings, features or functionality by TeleSign’s competitors or of new offerings, features or functionality by TeleSign; and

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evolving functionality demands.

If TeleSign’s efforts in pursuing sales and customers are unsuccessful, or if its sales cycles lengthen, TeleSign’s revenue could be lower than expected, which would adversely affect its business, financial condition, and results of operations.
TeleSign has an aggressive growth plan in the next 5 years; if TeleSign fails to execute its growth plan effectively, it may be unable to adequately address competitive challenges and its business and prospects may be materially and adversely affected.
TeleSign has experienced, and may continue to experience, rapid growth and organizational change, which has placed, and may continue to place, significant demands on TeleSign’s management and its operational and financial resources. TeleSign’s employee headcount grew from 441 as of December 31, 2020 to           as of December 31, 2021. Employee growth has occurred at TeleSign’s headquarters, in its other office and among remote employees. As TeleSign expands its business in the U.S. and non-U.S. regions and matures as a public company, TeleSign may find it difficult to maintain its corporate culture while executing its growth plan. Any failure to execute TeleSign’s growth plan and manage organizational changes in a manner that preserves the key aspects of TeleSign’s culture could hurt TeleSign’s chance for future success, including TeleSign’s ability to recruit and retain employees, and effectively focus on and pursue TeleSign’s corporate objectives. This, in turn, could adversely affect its business, results of operations and financial condition.
Continued growth could challenge TeleSign’s ability to develop and improve its operational, financial, and management controls, enhance its reporting systems and procedures, recruit, train, and retain highly skilled personnel, and maintain customer satisfaction. In addition, TeleSign has encountered and will continue to encounter risks and challenges frequently experienced by growing companies in evolving industries, including market acceptance of its products, intense competition, and TeleSign’s ability to manage its costs and operating expenses. TeleSign must continue to improve and expand its IT and financial infrastructure, operating, and administrative systems and relationships with various partners and other third parties. If TeleSign is unable to execute its growth plan successfully, its business, financial condition, and results of operations could suffer. In addition, as TeleSign expands its business, it is important that it continues to maintain a high level of customer service and satisfaction. As TeleSign’s customer base continues to grow, TeleSign will need to expand its account management, customer service, and other support personnel, and its network of partners, to provide personalized account management and customer service. If TeleSign is not able to continue to provide high levels of customer service, its reputation, as well as its business, financial condition, and results of operations could be adversely affected.
The COVID-19 pandemic has impacted, and may continue to impact, the growth of TeleSign’s business and businesses of certain segments of TeleSign’s customers (e.g. hospitality, travel) which may negatively affect TeleSign’s business. Likewise, any future outbreak or other public health emergency could materially affect TeleSign’s business, liquidity, financial condition and operating results.
The ongoing COVID-19 pandemic and efforts to mitigate its impact have significantly curtailed the movement of people, goods and services worldwide, including in the geographic areas or verticals in which TeleSign conducts its business operations and from which it generates its revenue. It has also caused societal and economic disruption and financial market volatility, resulting in business shutdowns, and reduced business activity. TeleSign believes that the COVID-19 pandemic has had a negative effect on some of its business and results of operations, primarily as a result of:
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certain enterprises, especially those in industries that were severely affected by the pandemic, such as hospitality and travel, delaying or pausing digital transformation and expansion projects and negatively impacting IT spending, which has caused some potential customers to delay or forgo purchases of TeleSign’s services, extended payment terms, pricing reductions and some existing customers to fail to renew subscriptions, reduce their usage or fail to expand their usage of TeleSign’s solutions due to the COVID-19 pandemic’s impact on their business; and

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restricting TeleSign’s sales operations and marketing efforts, reducing the effectiveness of such efforts in some cases and delaying or lengthening TeleSign’s sales cycles.

The COVID-19 pandemic may cause TeleSign to continue to experience the foregoing challenges in its business in the future and could have other effects on its business, including disrupting TeleSign’s ability to develop new solutions and enhance existing products, market, and sell TeleSign’s products and conduct business activities generally.
In light of the spread of COVID-19, TeleSign has taken precautionary measures intended to reduce the risk of the virus spreading to TeleSign’s employees, TeleSign’s customers and the communities in which it operates. These precautionary measures and policies could negatively impact product innovation and development and employee and organizational productivity, training, and collaboration, or otherwise disrupt TeleSign’s business operations. The extent and duration of working remotely may expose TeleSign to increased risks of security breaches or incidents. TeleSign may need to enhance the security of its solutions and offerings, its data, and internal IT infrastructure, which may require additional resources and may not be successful.
Other disruptions or potential disruptions resulting from the COVID-19 pandemic and any future outbreak or other public health emergency could include restrictions on TeleSign’s personnel and the personnel of TeleSign’s partners to travel and access customers, delays in product development efforts and additional government requirements or other incremental mitigation efforts that may further impact TeleSign’s business, financial condition, and results of operations. The extent to which the COVID-19 pandemic continues to impact TeleSign’s business and results of operations will also depend on future developments that are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of the disease, the duration and spread of the outbreak, the scope of travel restrictions imposed in geographic areas in which TeleSign operates, mandatory or voluntary business closures, the impact on businesses and financial and capital markets and the extent and effectiveness of the development and distribution of vaccines and other actions taken throughout the world to contain the virus or treat its impact.

An extended period of global supply chain and economic disruption as a result of the COVID-19 pandemic or any future pandemics could have a material negative impact on TeleSign’s business, financial condition, and results of operations, though the full extent and duration is uncertain. To the extent the COVID-19 pandemic adversely affects TeleSign’s business, financial condition, and results of operations it is likely to also have the effect of heightening many of the other risks described in this “Risk Factors” section.
TeleSign has important strategic partnerships with BICS and Proximus, and if it were to lose those partnerships, it could adversely affect TeleSign’s business, results of operations and financial condition while alternative relationships are established.
In 2017, TeleSign entered into an important strategic partnership with BICS, a leading international communications enabler, one of the key global voice carriers and the leading provider of mobile data services worldwide. This partnership created the first global end-to-end communication platform as a service, allowing TeleSign to combine its online traffic with BICS’s communication data, including over 700 direct connections to carriers, to deliver an end-to-end communications platform. The BICS partnership is vital to TeleSign’s success. For example, BICS and TeleSign entered into a Framework Agreement in 2017, which was subsequently updated in 2021, pursuant to which BICS and TeleSign agreed to provide various services to each other. Currently, BICS is TeleSign’s largest supplier. Further, TeleSign and Proximus have entered into a Treasury Services Agreement, pursuant to which Proximus provides TeleSign with a range of services, including a revolving credit facility, as well as a Framework Agreement, pursuant to which administrative services are provided to TeleSign by Proximus. The loss of TeleSign’s relationships with BICS and Proximus could affect TeleSign’s capacity to deliver its services while alternative relationships are sought and established, which could adversely affect its business, results of operations and financial condition.
A substantial part of Telesign’s cost basis is driven by termination charges. Material price increases by telecom operators could have an adverse effect on Telesign’s financial results.
TeleSign’s significantly relies on the services of telecom suppliers or operators to offer its products and services. If any of these telecom suppliers or operators are unable or unwilling to provide or expand their current levels of service to TeleSign, the services TeleSign offers to its customers would be adversely affected. TeleSign may not be able to obtain substitute services from other providers at reasonable or comparable prices or in a timely fashion. Any resulting disruptions in the services TeleSign offers that are provided in reliance on the telecom suppliers or operators would likely result in customer dissatisfaction and adversely affect TeleSign’s operations. Furthermore, pricing increases by any of the telecom suppliers or operators TeleSign relies on for its products and services could adversely affect TeleSign’s results of operations if it is unable to pass pricing increases through to its customers.
If TeleSign is unable to manage the costs associated with its suppliers, its profit margins could be adversely affected.
There is substantial and continuing pressure from customers to reduce their total cost for products. Suppliers may also seek to increase their own profitability by reducing TeleSign’s gross profit margin on products and services they sell to it. TeleSign expends substantial amounts on the value creation services required to remain competitive, retain existing business, and gain new customers, and TeleSign must evaluate the expense of those efforts against the impact of price and margin reductions.
Further, TeleSign’s margins are lower in certain geographic markets and certain parts of its business than in others. For example, TeleSign has different SMS margins in different countries. In certain markets, such as Indonesia and India, higher competition results in lower margins for its SMS business. If TeleSign experiences increased competition in markets where it has higher margins, such as Canada and Spain, there is a risk that its margins in those markets could decrease. If TeleSign is unable to maintain acceptable gross profit margins, its business, financial condition, and results of operations could be adversely affected.
If TeleSign cannot maintain its corporate culture as it grows, it may not be able to retain employees or its culture of innovation and its business could be adversely affected. Furthermore, TeleSign may not be able to attract or retain employees in critical roles at a reasonable cost.
TeleSign believes that its corporate culture has been a critical component to its success and that its culture creates an environment that drives and perpetuates TeleSign’s overall business strategy. TeleSign has invested substantial time and resources in building its team and it expects to continue to hire as it expands, including with respect to its international operations. As TeleSign transitions and grow as a public company and grow internationally, it may find it difficult to maintain its corporate culture. Any failure to preserve TeleSign’s culture could negatively affect TeleSign’s future success, including TeleSign’s ability to recruit and retain personnel and effectively execute on TeleSign’s business strategy.
TeleSign and its growing corporate culture also depends on the continued contributions of its management team, key employees, and other highly skilled personnel. TeleSign’s management team and key employees are at-will employees, which means they may terminate their relationship with it at any time. The loss of the services of any of TeleSign’s key personnel or delays in hiring required personnel, particularly within its research and development and engineering teams, could adversely affect TeleSign’s business, financial condition, and results of operations.
TeleSign’s future success also depends, in part, on TeleSign’s ability to continue to attract and retain highly skilled personnel. Competition for these personnel in Los Angeles, where TeleSign’s headquarters is located, and in other locations where it maintain offices, is intense, and the industry in which TeleSign operates is generally characterized by significant competition for skilled personnel as well as high employee attrition. TeleSign may not be successful in attracting, retaining, training or motivating qualified personnel to fulfill its current or future needs. Additionally, the former employers of TeleSign’s new employees may attempt to assert that TeleSign’s new employees or TeleSign has breached their legal obligations, which may be time-consuming, distracting to management and may divert TeleSign’s resources. Current and potential personnel also often consider the value of equity awards they receive in connection with their employment, and to the extent the perceived value of TeleSign’s equity awards declines relative to TeleSign’s competitors, TeleSign’s ability to attract and retain highly skilled personnel may be harmed. If TeleSign fails to attract and integrate new personnel or retain and motivate TeleSign’s current personnel, its business, financial condition, and results of operations could be adversely affected.
TeleSign’s international operations and continued international expansion subject TeleSign to additional costs and risks, which could adversely affect its business, financial condition and results of operations.
TeleSign generated    % of its revenue outside the United States for the year ended December 31, 2021. TeleSign’s growth strategy depends, in part, on TeleSign’s continued international expansion. TeleSign is continuing to adapt to and develop strategies to address international markets, but there is no guarantee that such efforts will be successful. Between December 31, 2020 and December 31, 2021, TeleSign’s international headcount grew from 441 employees to           employees. TeleSign expects to open additional international offices and hire employees to work at these offices in order to reach new customers and gain access to additional technical talent. Operating in international markets requires significant resources and management attention and will subject TeleSign to regulatory, economic and political risks in addition to those TeleSign already faces in the United States.
TeleSign faces exposure to foreign currency exchange rate fluctuations, and such fluctuations could adversely affect TeleSign’s business, results of operations and financial condition.
As TeleSign’s international operations expand, its exposure to the effects of fluctuations in currency exchange rates grows. For example, global political events, including Brexit, trade tariff developments and other geopolitical events have caused global economic uncertainty and variability in foreign currency exchange rates. While TeleSign has primarily transacted with customers and business partners in U.S. dollars, TeleSign has transacted with customers and suppliers in Euros and GBP. TeleSign expects to significantly expand the number of transactions with customers that are denominated in foreign currencies in the future as TeleSign continues to expand its business internationally. TeleSign also incurs expenses for some of its network service provider costs outside of the United States in local currencies and for employee compensation and other operating expenses at TeleSign’s non-U.S. locations in the respective local currency. Fluctuations in the exchange rates between the U.S. dollar and other currencies could result in an increase to the U.S. dollar equivalent of such expenses. In addition, TeleSign’s international subsidiaries maintain net assets that are denominated in currencies other than the functional operating currencies of these entities. As TeleSign continues to expand its international operations, TeleSign becomes more exposed to the effects of fluctuations in currency exchange rates. Accordingly, changes in the value of foreign currencies relative to the U.S. dollar can affect TeleSign’s results of operations due to transactional and translational remeasurements. As a result of such foreign currency exchange rate fluctuations, it could be more difficult to detect underlying trends in TeleSign’s business and results of operations.
TeleSign may be unable to make acquisitions and investments or successfully integrate acquired companies into its business, or TeleSign’s acquisitions and investments may not meet its expectations, any of which could adversely affect TeleSign’s business, financial condition, and results of operations.
TeleSign has in the past acquired, and it may in the future acquire or invest in, businesses, offerings, technologies, or talent that it believes could complement or expand TeleSign’s solutions, enhance its technical capabilities or otherwise offer growth opportunities. TeleSign may not be able to fully realize the anticipated benefits of such acquisitions or investments. The pursuit of potential acquisitions may divert the attention of management and cause TeleSign to incur significant expenses related to identifying, investigating and pursuing suitable acquisitions, whether or not they are consummated.
There are inherent risks in integrating and managing acquisitions. If TeleSign acquires additional businesses, it may not be able to assimilate or integrate the acquired personnel, operations, solutions and technologies successfully, or effectively manage the combined business following the acquisition. TeleSign also may not achieve the anticipated benefits or synergies from the acquired business due to a number of factors, including, without limitation:
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delays or reductions in customer purchases for both TeleSign and the acquired business;

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disruption of partner and customer relationships;

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potential loss of key employees of the acquired company;

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claims by and disputes with the acquired company’s employees, customers, stockholders or third parties;

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unknown liabilities or risks associated with the acquired business, product or technology, such as contractual obligations, potential security vulnerabilities of the acquired company and its products and services, potential intellectual property infringement, misappropriation or other violation, costs arising from the acquired company’s failure to comply with legal or regulatory requirements and litigation matters;

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acquired technologies or products may not comply with legal or regulatory requirements and may require TeleSign to make additional investments to make them compliant;

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acquired technologies or products may not be able to provide the same support service levels that TeleSign generally offers with its other offerings;

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they could be viewed unfavorably by TeleSign’s partners, its customers, its stockholders or securities analysts;

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unforeseen difficulties relating to integration or other expenses; and

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future impairment of goodwill or other acquired intangible assets.

Acquisitions also increase the risk of unforeseen legal liability, including for potential violations of applicable law or industry rules and regulations, arising from prior or ongoing acts or omissions by the acquired businesses that are not discovered by due diligence during the acquisition process. TeleSign may have to pay cash, incur debt or issue equity or equity-linked securities to pay for any future acquisitions, each of which could adversely affect TeleSign’s financial condition or the market price of its common stock. The sale of equity or issuance of equity-linked debt to finance any future acquisitions could result in dilution to TeleSign’s stockholders. The incurrence of indebtedness would result in increased fixed obligations and could also include covenants or other restrictions that would impede TeleSign’s ability to manage its operations. Any of the foregoing could adversely affect TeleSign’s business, financial condition, and results of operations.

TeleSign’s failure to raise additional capital or generate cash flows necessary to expand its operations and invest in new technologies in the future could reduce TeleSign’s ability to compete successfully and harm its results of operations.
TeleSign may need to raise additional funds, and it may not be able to obtain additional debt or equity financing on favorable terms, if at all. If TeleSign raises additional equity or convertible debt financing, TeleSign’s security holders may experience significant dilution of their ownership interests. If TeleSign engages in additional debt financing, it may be required to accept terms that restrict TeleSign’s ability to incur additional indebtedness, force it to maintain specified liquidity or other ratios or restrict its ability to pay dividends or make acquisitions. If TeleSign needs additional capital and cannot raise it on acceptable terms, or at all, it may not be able to, among other things:
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develop and enhance its solutions;

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continue to expand its product development, sales and marketing organizations;

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hire, train and retain employees;

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respond to competitive pressures or unanticipated working capital requirements; or

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pursue acquisition opportunities.

TeleSign’s inability to do any of the foregoing could reduce its ability to compete successfully and harm its business, results of operations and financial condition.
TeleSign’s results of operations may be adversely affected by changes in accounting principles applicable to it. Additionally, estimates or judgments relating to its critical accounting policies may be based on assumptions that change or prove to be incorrect, which could cause TeleSign’s results of operations to fall below expectations of securities analysts and investors, resulting in a decline in the market price of TeleSign’s common stock.
U.S. GAAP is subject to interpretation by the Financial Accounting Standards Board, or the FASB, the SEC and other various bodies formed to promulgate and interpret appropriate accounting principles. Changes in accounting principles applicable to TeleSign, or varying interpretations of current accounting principles, could have a significant effect on TeleSign’s reported results of operations. Further, any difficulties in the implementation of changes in accounting principles, including the ability to modify TeleSign’s accounting systems, could cause TeleSign to fail to meet its financial reporting obligations, which could result in regulatory discipline and harm investors’ confidence in TeleSign.
Furthermore, the preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in TeleSign’s financial statements and accompanying notes. TeleSign bases its estimates on historical experience and on various other assumptions that TeleSign believes to be reasonable under the circumstances, as described in the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” The results of these estimates form the basis for making judgments about the recognition and measurement of certain assets and liabilities and revenue and expenses that is not readily apparent from other sources. TeleSign’s accounting policies that involve judgment include those related to revenue recognition, certain accrued liabilities, and valuation allowances associated with income taxes. If TeleSign’s assumptions change or if actual circumstances differ from those in TeleSign’s assumptions, TeleSign’s results of operations could be adversely affected, which could cause TeleSign’s results of operations to fall below the expectations of securities analysts and investors, resulting in a decline in the market price of TeleSign’s common stock.
TeleSign has had and may continue to have significant deficiencies or material weaknesses over internal reporting in the future.
As a privately held company, TeleSign was not required to evaluate its internal control over financial reporting in a manner that meets the standards of publicly traded companies required by Section 404 of the Sarbanes-Oxley Act. As a public company, it will be subject to the reporting requirements of the Exchange Act, Sarbanes-Oxley Act, and Nasdaq listing standards. The Sarbanes-Oxley Act requires, among other things, that TeleSign maintain effective disclosure controls and procedures and internal control over financial reporting.

TeleSign did not design and maintain an effective control environment commensurate with its financial reporting requirements. TeleSign lacked a sufficient number of professionals with an appropriate level of accounting knowledge, training and experience to appropriately analyze, record and disclose accounting matters timely and accurately. Additionally, the limited personnel resulted in an inability to consistently establish appropriate authorities and responsibilities in pursuit of financial reporting objectives, as demonstrated by, among other things, insufficient segregation of duties in its finance and accounting functions.
Telesign did not design and maintain effective controls over certain information technology (IT) general controls for information systems that are relevant to the preparation of its financial statements, specifically, with respect to: (i) program change management controls to ensure that IT program and data changes affecting financial IT applications and underlying accounting records are identified, tested, authorized and implemented appropriately; (ii) user access controls to ensure appropriate segregation of duties and that adequately restrict user and privileged access to financial applications, programs, and data to appropriate company personnel, and (iii) computer operations controls to ensure that critical batch jobs are monitored and data backups are authorized and monitored. These IT deficiencies did not result in a material misstatement to the financial statements, however, the deficiencies, when aggregated, could impact maintaining effective segregation of duties, as well as the effectiveness of IT-dependent controls (such as automated controls that address the risk of material misstatement to one or more assertions, along with the IT controls and underlying data that support the effectiveness of system-generated data and reports) that could result in misstatements potentially impacting all financial statement accounts and disclosures that would not be prevented or detected. Accordingly, management has determined these deficiencies in the aggregate constitute a material weakness.
TeleSign is continuing to develop and refine its disclosure controls and other procedures that are designed to ensure that information required to be disclosed by TeleSign in the reports that it will file with the SEC is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms and that information required to be disclosed in reports under the Exchange Act is accumulated and communicated to TeleSign’s principal executive and financial officers. TeleSign is also continuing to improve its internal control over financial reporting. TeleSign has expended, and anticipates that it will continue to expend, significant resources in order to maintain and improve the effectiveness of TeleSign’s disclosure controls and procedures and internal control over financial reporting.
Although TeleSign believes these actions would remediate the material weaknesses, there can be no assurance that the material weaknesses will be remediated on a timely basis or at all, or that additional material weaknesses will not be identified in the future.
TeleSign’s current controls and any new controls that it develops may become inadequate because of changes in the conditions in its business, including increased complexity resulting from any further international expansion. Further, weaknesses in TeleSign’s disclosure controls or TeleSign’s internal control over financial reporting may be discovered in the future. Any failure to develop or maintain effective controls, or any difficulties encountered in their implementation or improvement, could harm TeleSign’s results of operations or cause TeleSign to fail to meet its reporting obligations and may result in a restatement of TeleSign’s financial statements for prior periods. Any failure to implement and maintain effective internal control over financial reporting could also adversely affect the results of periodic management evaluations and annual independent registered public accounting firm attestation reports regarding the effectiveness of TeleSign’s internal control over financial reporting that it will eventually be required to include in TeleSign’s periodic reports that will be filed with the SEC. Ineffective disclosure controls and procedures and internal control over financial reporting could also cause investors to lose confidence in TeleSign’s reported financial and other information, which would likely adversely affect the market price of TeleSign’s common stock. In addition, if TeleSign is unable to continue to meet these requirements, TeleSign may not be able to remain listed on Nasdaq. TeleSign is not currently required to comply with the SEC rules that implement Section 404 of the Sarbanes-Oxley Act and is therefore not required to make a formal assessment of the effectiveness of TeleSign’s internal control over financial reporting for that purpose. As a public company, TeleSign will be required to provide an annual management report on the effectiveness of TeleSign’s internal control over financial reporting commencing with TeleSign’s second annual report on Form 10-K.

TeleSign’s independent registered public accounting firm is not required to formally attest to the effectiveness of TeleSign’s internal control over financial reporting until after TeleSign is no longer an “emerging growth company.” At such time, TeleSign’s independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which TeleSign’s internal control over financial reporting is documented, designed or operating. Any failure to maintain effective disclosure controls and internal control over financial reporting could have an adverse effect on TeleSign’s business, financial condition, and results of operations, and could cause a decline in the market price of TeleSign’s common stock.
TeleSign tracks certain operational metrics with internal systems and tools and does not independently verify such metrics. Certain of TeleSign’s operational metrics are subject to inherent challenges in measurement, and any real or perceived inaccuracies in such metrics may adversely affect TeleSign’s business and reputation.
TeleSign tracks certain operational metrics with internal systems and tools that are not independently verified by any third party and which may differ from estimates or similar metrics published by third parties due to differences in sources, methodologies or the assumptions on which TeleSign relies. For example, certain of TeleSign’s operational metrics, including some of its marketing and sales revenue attribution rubrics, have not been independently verified by any third party. TeleSign’s internal systems and tools have a number of limitations, and TeleSign’s methodologies for tracking these metrics may change over time, and may be interpreted differently by different departments within TeleSign, which could result in unexpected changes to its metrics, including the metrics it publicly discloses. If the internal systems and tools TeleSign uses to track these metrics undercount or overcount performance or contain algorithmic or other technical errors, the data TeleSign reports may not be accurate. While these numbers are based on what TeleSign believes to be reasonable estimates of its metrics for the applicable period of measurement, there are inherent challenges in measuring these metrics. Limitations or errors with respect to how TeleSign measures data or with respect to the data that it measures may affect TeleSign’s understanding of certain details of its business, which could affect its long-term strategies. If TeleSign’s operating metrics are not accurate representations of its business, if investors do not perceive TeleSign’s operating metrics to be accurate or if it discovers material inaccuracies with respect to these figures, TeleSign expects that its business, financial condition, and results of operations could be adversely affected.
Adverse macro-economic conditions and their impact on consumer spending patterns could adversely affect TeleSign.
TeleSign’s business depends on the overall demand for information technology and on the economic health of its current and prospective customers. Weak global and regional economic conditions and spending environments, geopolitical instability and uncertainty, weak economic conditions in certain regions or a reduction in information technology spending regardless of macro-economic conditions could have adverse impacts on TeleSign’s business, financial condition and results of operations, including longer sales cycles, lower prices for its products and services, higher default rates among its customers or channel partners, reduced unit sales and slower or declining growth.
TeleSign’s business could be adversely affected by pandemics, natural disasters, political crises or other unexpected or unforeseen events.
A significant natural disaster, such as an earthquake, fire, hurricane, tornado, flood or significant power outage, could disrupt TeleSign’s operations, mobile networks, the Internet or the operations of TeleSign’s telecom suppliers or operators and third-party technology providers. For example, a power outage could disrupt the utilities and communications infrastructure and TeleSign could have fewer telecommunication providers able to provide services — as a result, TeleSign’s costs would increase given it depends on telecommunications and utilities infrastructure. Further, TeleSign’s corporate headquarters are located in the Southern California, a region known for seismic activity. In addition, any unforeseen public health crises, such as the COVID-19 pandemic, political crises, such as terrorist attacks, war and other political instability, or other catastrophic events, whether in the United States or abroad, can continue to adversely affect TeleSign’s operations or the economy as a whole. The impact of any natural disaster, act of terrorism or other disruption to TeleSign or its third-party providers’ abilities could result in decreased demand for its solutions or a delay in the provision of its solutions, which would adversely affect TeleSign’s business, financial condition, and results of operations. All of the aforementioned risks would be further increased if TeleSign’s disaster recovery plans prove to be inadequate.
Risks Related to TeleSign’s Intellectual Property
If TeleSign fails to adequately obtain, maintain, defend, protect or enforce its intellectual property or proprietary rights, TeleSign’s competitive position could be impaired and it may lose valuable assets, generate less revenue and incur costly litigation.
TeleSign’s success is dependent, in part, upon protecting its intellectual property, proprietary information and technology. TeleSign relies, or may in the future rely, on a combination of patents, copyrights, trademarks, service marks, trade secret laws in the United States and certain other jurisdictions and contractual restrictions to establish and protect its proprietary rights, all of which provide only limited protection. The steps TeleSign takes to protect its intellectual property may be inadequate and TeleSign will not be able to protect its intellectual property if it is unable to enforce its rights or if it does not detect unauthorized use of TeleSign’s intellectual property. Various factors outside TeleSign’s control pose a threat to its intellectual property rights, as well as to its products, services and technologies. For example, TeleSign may fail to obtain effective intellectual property protection, or the efforts TeleSign has taken to protect its intellectual property rights may not be sufficient or effective, and any of TeleSign’s intellectual property rights may be challenged, which could result in them being narrowed in scope or declared invalid or unenforceable.
TeleSign makes business decisions about when to seek patent protection for a particular technology and when to rely upon trade secret protection, and the approach it selects may ultimately prove to be inadequate. There can be no assurance TeleSign’s intellectual property rights will be sufficient to protect against others offering products or services that are substantially similar to TeleSign’s and compete with its business or that unauthorized parties may attempt to copy aspects of TeleSign’s technology and use information that it considers proprietary. For example, it is possible that third parties, including TeleSign’s competitors, may obtain patents relating to technologies that overlap or compete with TeleSign’s technology. If third parties obtain patent protection with respect to such technologies, they may assert that TeleSign’s technology infringes their patents and seek to charge TeleSign a licensing fee or otherwise preclude the use of TeleSign’s technology.
TeleSign relies in part on trade secrets, proprietary know-how and other confidential information to maintain its competitive position. TeleSign attempts to protect its intellectual property, technology and confidential information by requiring its employees, contractors, consultants, corporate collaborators, advisors and other third parties who develop intellectual property on its behalf to enter into confidentiality and invention assignment agreements and third parties TeleSign shares information with to enter into nondisclosure and confidentiality agreements. However, TeleSign cannot guarantee that it has entered into such agreements with each party who has developed intellectual property on its behalf and each party that has or may have had access to TeleSign’s confidential information, know-how and trade secrets, and no assurance can be given that these agreements will be effective in controlling access to and distribution of TeleSign’s intellectual property, trade secrets, solutions and proprietary and confidential information. Further, these agreements do not prevent TeleSign’s competitors from independently developing technologies that are substantially equivalent or superior to its solutions or offerings. These agreements may be insufficient or breached, or may not effectively prevent unauthorized access to or unauthorized use, disclosure, misappropriation or reverse engineering of, TeleSign’s confidential information, intellectual property, or technology. Moreover, these agreements may not provide an adequate remedy for breaches or in the event of unauthorized use or disclosure of TeleSign’s confidential information or technology, or infringement of TeleSign’s intellectual property. Enforcing a claim that a party illegally disclosed or misappropriated a trade secret or know-how is difficult, expensive, and time-consuming, and the outcome is unpredictable. In addition, trade secrets and know-how can be difficult to protect and some courts inside and outside the U.S. are less willing or unwilling to protect trade secrets and know-how. If any of TeleSign’s trade secrets were to be lawfully obtained or independently developed by a competitor or other third party, TeleSign would have no right to prevent them from using that technology or information to compete with TeleSign, and TeleSign’s competitive position would be adversely harmed. The loss of trade secret protection could make it easier for third parties to compete with TeleSign’s products and services by copying functionality. Additionally, individuals not subject to invention assignment agreements may make adverse ownership claims to TeleSign’s current and future intellectual property, and, to the extent that TeleSign’s employees, independent contractors or other third parties with whom it does business use intellectual property owned by others in their work for TeleSign, disputes may arise as to the rights in related or resulting know-how and inventions.
Despite TeleSign’s precautions, it may be possible for unauthorized third parties to copy its solutions or offerings and use information that TeleSign regards as proprietary to create products that compete with it. Some license provisions protecting against unauthorized use, copying, transfer and disclosure of TeleSign’s solutions or offerings may be unenforceable under the laws of certain jurisdictions and foreign countries. Further, the laws of some countries do not protect intellectual property and proprietary rights to the same extent as the laws of the United States, and mechanisms for enforcement of intellectual property rights in some foreign countries may be inadequate. Any of TeleSign’s intellectual property rights may be challenged or circumvented by others or invalidated or held unenforceable through administrative process or litigation in the United States or in foreign jurisdictions. Furthermore, legal standards relating to the validity, enforceability and scope of protection of intellectual property rights are uncertain and any changes in, or unexpected interpretations of, intellectual property laws may compromise TeleSign’s ability to enforce TeleSign’s trade secrets and intellectual property rights. To the extent TeleSign expands its international activities, its exposure to unauthorized copying and use of TeleSign’s solutions or offerings and proprietary information may increase. Accordingly, despite TeleSign’s efforts, it may be unable to prevent third parties from infringing, misappropriating, or otherwise violating its technology and intellectual property.
To protect TeleSign’s intellectual property rights, TeleSign may be required to spend significant time, money, and resources to maintain, monitor, and protect these rights. Litigation may be necessary in the future to enforce TeleSign’s intellectual property rights and to protect its trade secrets. Such litigation could be costly, time consuming and distracting to management and could result in the impairment or loss of portions of TeleSign’s intellectual property. Furthermore, TeleSign’s efforts to enforce its intellectual property rights may be met with defenses, counterclaims and countersuits attacking the validity and enforceability of its intellectual property rights. Additionally, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of TeleSign’s confidential information could be compromised by disclosure during this type of litigation. TeleSign’s inability to protect its proprietary technology against unauthorized copying or use, as well as any costly litigation or diversion of TeleSign’s management’s attention and resources, could delay further sales or the implementation of its solutions or offerings, impair the functionality of its solutions or offerings, delay introductions of new offerings, result in TeleSign’s substituting inferior or more costly technologies into its solutions and offerings, or injure TeleSign’s reputation.
If TeleSign is subject to a claim that it infringes, misappropriates or otherwise violates a third party’s intellectual property rights, TeleSign’s business, financial condition, or results of operations could be adversely affected.
Claims by third parties that TeleSign infringe, misappropriate or otherwise violate their proprietary technology or other intellectual property rights could harm its business. A number of companies in TeleSign’s industry hold a large number of patents and also protect their copyrights, trade secrets and other intellectual property rights, and there is considerable patent and other intellectual property development activity in TeleSign’s industry. TeleSign expects that software companies will increasingly be subject to claims of infringement, misappropriation and other violations of intellectual property rights as the number of products and competitors grows and the functionality of products in different industry segments overlaps. As TeleSign faces increasing competition and become increasingly high profile, the possibility of receiving a larger number of intellectual property claims against TeleSign grows. In addition, various “non-practicing entities,” and other intellectual property rights holders may attempt to assert intellectual property claims against TeleSign or seek to monetize the intellectual property rights they own to extract value through licensing or other settlements.
In addition, the patent portfolios of many of TeleSign’s competitors are larger than TeleSign’s, and this disparity may increase the risk that TeleSign’s competitors may sue TeleSign for patent infringement and may limit TeleSign’s ability to counterclaim for patent infringement or settle through patent cross-licenses. TeleSign’s use of third-party software and other intellectual property rights also may be subject to claims of infringement or misappropriation. For example, a claim may be made relating to technology that TeleSign acquires or license from third parties. In addition, to the extent TeleSign hires personnel from competitors,

TeleSign may be subject to allegations that such personnel have divulged proprietary or other confidential information to TeleSign. Further, TeleSign may be unaware of the intellectual property rights of others that may cover some or all of TeleSign’s technology, and TeleSign’s insurance may not cover intellectual property rights infringement claims that may be made.
Any claim of infringement, misappropriation or other violation, regardless of its merit or TeleSign’s defenses, could:
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require costly litigation to resolve or the payment of substantial damages, ongoing royalty payments, or other significant amounts to settle such disputes;

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require significant management time and attention;

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cause TeleSign to enter into unfavorable royalty or license agreements, which may not be available on commercially reasonable terms, if at all;

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require TeleSign to discontinue the sale of some or all of TeleSign’s solutions, remove, or reduce features or functionality of TeleSign’s solutions or comply with other unfavorable terms;

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require TeleSign to indemnify TeleSign’s customers or third-party service providers; or

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require TeleSign to expend additional development resources to redesign TeleSign’s solutions.

Any of the foregoing could adversely affect TeleSign’s business, financial condition, and results of operations.
TeleSign may be obligated to disclose its proprietary source code to certain of its customers, which may limit TeleSign’s ability to protect its intellectual property and proprietary rights and could reduce the renewals of TeleSign’s solutions. Additionally, use of open-source software in TeleSign’s solutions without proper prior review and analysis could negatively affect TeleSign’s ability to license its services and may subject it to possible litigation.
Some of TeleSign’s customer agreements contain provisions permitting the customer to become a party to, or a beneficiary of, a source code escrow agreement under which TeleSign places the proprietary source code for certain of TeleSign’s products in escrow with a third party, and in certain circumstances, upon customer request, TeleSign also makes available the source code of TeleSign’s proprietary software. TeleSign is currently party to a source code escrow agreement, pursuant to which an escrow agent may release TeleSign’s source code to customers identified as beneficiaries under such agreement if TeleSign becomes the subject of a voluntary or involuntary petition in bankruptcy (other than a case filed under chapter 11 of the U.S. Bankruptcy Code), and such petition is not dismissed within 120 days of filing, or if TeleSign admits in writing of TeleSign’s inability to pay TeleSign’s debts as they become due. TeleSign has never released TeleSign’s source code from escrow. Agreements with certain customers may also require TeleSign to release TeleSign’s source code under certain other circumstances, such as material breach of the applicable agreement. Disclosing the content of TeleSign’s source code may limit the intellectual property protection TeleSign can obtain or maintain for TeleSign’s source code or TeleSign’s products containing that source code and may facilitate intellectual property infringement, misappropriation or other violation claims against TeleSign. Following any such release, TeleSign cannot be certain that customers will comply with the restrictions on their use of the source code and TeleSign may be unable to monitor and prevent unauthorized disclosure of such source code by customers. Any increase in the number of people familiar with TeleSign’s source code as a result of any such release also may increase the risk of a successful hacking attempt. Any of these circumstances could result in an adverse effect on TeleSign’s business, financial condition, and results of operations.
Risks Related to the Legal and Regulatory Environment
TeleSign is subject to stringent laws and regulations with regards to consumer privacy, data use, and data protection. Any actual, suspected or perceived failure by TeleSign to comply with such laws and regulations would materially affect its business.
Many jurisdictions have enacted or are considering enacting or revising privacy, data protection or information security legislation, including laws, rules and regulations applying to the collection, use, storage, transfer, disclosure or other processing of personal data, including for purposes of marketing and other communications. The costs of compliance with, and other burdens imposed by, such laws, rules and regulations that are applicable to the operations of TeleSign’s business, or those of its customers, will limit the use and adoption of TeleSign’s service and reduce overall demand for it. These privacy, data protection and information security related laws, rules and regulations are evolving and will likely result in increasing regulatory and public scrutiny and escalating levels of enforcement and sanctions. In addition, TeleSign is subject to certain contractual obligations regarding the collection, use, storage, transfer, disclosure or other processing of personal data. Although TeleSign is working to comply with applicable federal, state, and foreign laws, rules and regulations, industry standards, contractual obligations and other legal obligations that apply to it, those laws, rules, regulations, standards and obligations are evolving and may be modified, interpreted and applied in an inconsistent manner from one jurisdiction to another, and may conflict with one another, other requirements or legal obligations, TeleSign’s practices or the features of its solutions. TeleSign also expects that there will continue to be new proposed laws, regulations and industry standards concerning privacy, data protection and information security in the United States, the European Union and other jurisdictions, and TeleSign cannot yet determine the impact that such future laws, regulations and standards may have on its business.
In June 2018, California enacted the CCPA, which took effect on January 1, 2020 and established a new privacy framework for covered businesses such as TeleSign, which has required TeleSign to modify its data processing practices and policies and to incur compliance-related costs and expenses. The CCPA broadly defines personal information and gave California residents expanded privacy rights and protections, such as affording them the right to access and request deletion of their information and to opt out of certain sharing and sales of personal information. The law also prohibits covered businesses from discriminating against California residents (for example, charging more for services) for exercising any of their CCPA rights. The CCPA provides for civil penalties and statutory damages for violations and a private right of action for data breaches that result in the loss of certain types of personal information if the breached entity failed to implement reasonable safeguards. This private right of action is expected to increase the likelihood of, and risks associated with, data breach litigation in the state of California. Given how new the CCPA is and the fact that many enforcement actions are resolved informally between businesses and the California Attorney General during a 30-day cure period, it is still somewhat unclear how certain provisions of the CCPA will be interpreted and enforced. In November 2020, California voters passed the California Privacy Rights Act of 2020, or CPRA. Effective in most material respects starting on January 1, 2023, the CPRA imposes additional obligations on companies covered by the legislation and will significantly modify the CCPA, including by expanding the CCPA with additional data privacy compliance requirements that will impact TeleSign’s business, such as providing limited opt-out rights for the processing and sharing of sensitive personal information, and requiring businesses to maintain data retention schedules and generally describe data retention guidelines in their privacy notices. The CPRA also establishes a regulatory agency dedicated to enforcing the CCPA and the CPRA, which is expected to lead to increased enforcement activity. The effects of the CPRA, the CCPA, other similar state or federal laws, and other future changes in laws or regulations relating to privacy, data protection and information security, particularly any new or modified laws or regulations that require enhanced protection of certain types of data or new obligations with regard to data retention, transfer or disclosure, are significant, will require TeleSign to modify its data processing practices and policies, will increase the cost of providing TeleSign’s offerings, could require significant changes to its operations, or even prevent TeleSign from providing certain offerings in jurisdictions in which it currently operates and in which it may operate in the future, or incur potential liability in an effort to comply with such legislation.
Other state legislatures are currently contemplating, and may pass or in the case of Virginia and Colorado, have passed, their own comprehensive data privacy and security laws, with potentially greater penalties and more rigorous compliance requirements relevant to TeleSign’s business, and many state legislatures have already adopted legislation that regulates how businesses operate online, including measures relating to privacy, data security, data breaches and the protection of sensitive and personal information. For example, in March 2021, Virginia enacted the Virginia Consumer Data Protection Act, or CDPA, a comprehensive privacy statute that becomes effective on January 1, 2023 and shares similarities with the GDPR and, to a lesser extent, the CCPA and the CPRA,. Similarly, Colorado passed the Colorado Privacy Act, which closely resembles the substantive provisions of the CDPA and will take effect on July 1, 2023. A patchwork of different laws in all 50 states require businesses to provide notice under certain circumstances to customers whose personally identifiable information has been subject to unauthorized access or acquisition as a result of a data breach. New laws, amendments to or re-interpretations of existing laws and regulations, industry standards, contractual obligations and other obligations may require TeleSign to incur additional costs and restrict its business operations. Such laws and regulations would require companies to implement privacy and security policies, permit users to access, correct and delete personal data stored or maintained by such companies, inform individuals of security breaches that affect their personal data, and, in some cases, obtain individuals’ consent to use personal data for certain purposes, such as a new affirmative opt-in requirement for the processing of sensitive personal data under the CDPA and CPA. If TeleSign, or the third parties on which TeleSign relies, fail to comply with federal, state or international laws or regulations relating to privacy, data protection or information security, TeleSign’s ability to successfully operate its business and pursue its business goals could be harmed. In addition to government activity, privacy advocacy groups and technology and other industries are considering various new, additional or different self-regulatory standards that could place additional burdens on TeleSign. Future laws, regulations, standards and other obligations, and changes in the interpretation of existing laws, regulations, standards and other obligations could require TeleSign to modify its data processing practices and policies, and could impair TeleSign’s or its customers’ ability to collect, use or disclose information relating to consumers, which could decrease demand for TeleSign’s applications, increase its costs and impair its ability to maintain and grow TeleSign’s customer base and increase its revenue.
Internationally, many jurisdictions have established their own legal frameworks governing privacy, data protection, and information security with which TeleSign may need to comply. For example, the European Union has adopted the GDPR, which went into effect in May 2018 and contains numerous requirements and changes from previously existing EU law, including more robust obligations on data controllers, data processors, controllers and data, and heavier documentation requirements for data protection compliance programs. The GDPR requires the implementation of more stringent requirements for processors and controllers of personal data, including, for example, transparent and expanded disclosure to data subjects about how their personal data is to be used, imposes limitations on data retention, introduces mandatory data breach notification requirements, and sets higher standards for data controllers to demonstrate that they have obtained from data subjects valid consent for certain data processing activities. The GDPR also imposes strict rules on the transfer of personal data to countries outside the European Economic Area, or EEA, including the United States. In 2016, the EU and United States agreed to a transfer framework for data transferred from the EEA to the United States, called the Privacy Shield, but the Privacy Shield was invalidated in July 2020 by the Court of Justice of the EU, or CJEU. The standard contractual clauses issued by the European Commission for the transfer of personal data, an alternative to the Privacy Shield, also have been drawn into question for use under certain circumstances, and in June 2021 regulators issued updated standard contractual clauses, as well as additional guidance regarding considerations and requirements that TeleSign and other companies must consider and undertake when using such clauses, in particular conducting a transfer impact assessment prior to the intended transfer and implementing additional safeguards measures. Fines for noncompliance with the GDPR are significant and can be up to the greater of €20 million or 4% of total worldwide annual turnover in the preceding financial year. The GDPR also provides that EU member states may introduce further conditions, including limitations, and make their own laws and regulations further limiting processing activities, in particular the processing of ‘special categories of personal data,’ including personal data related to health, biometric data and genetic information. Any of these framework, requirements, changes rules or fines would limit TeleSign’s ability to collect, use and share certain EU data, and have caused TeleSign’s compliance costs to increase, ultimately having an adverse impact on its business, financial condition, and results of operations.
Further, the United Kingdom’s exit from the European Union, often referred to as Brexit, and ongoing developments in the United Kingdom have created uncertainty with regard to data protection regulation in the United Kingdom. As of January 1, 2021, following the expiry of transitional arrangements agreed to between the United Kingdom and European Union, data processing in the United Kingdom is governed by a United Kingdom version of the GDPR (combining the GDPR and the United Kingdom’s Data Protection Act 2018), which authorizes significant fines, up to the greater of £17.5 million or 4% of total worldwide annual turnover, and exposes TeleSign to two parallel regimes and other potentially divergent enforcement actions for certain violations. On June 28, 2021, the European Commission adopted two adequacy decisions for the United Kingdom — that the United Kingdom ensures adequate protection of personal data from the EU to the United Kingdom under both the GDPR and the Law Enforcement Directive of 2016. However, unless they are extended, both adequacy decisions will expire on June 27, 2025. Furthermore, following the expiration of this specified period, there will be increasing scope for divergence in application, interpretation and enforcement of the data protection law as between the United Kingdom and EEA. Other countries have also passed or are considering passing laws requiring local data residency or restricting the international transfer of data. Additionally, many jurisdictions outside the United States, EEA, and United Kingdom in which TeleSign has operations or for which such jurisdictions’ laws or regulations may apply to TeleSign or its operations, including Canada, Australia, New Zealand, and Singapore, maintain laws and regulations relating to privacy, data protection, and information security that provide for extensive obligations in connection with the use, collection, protection, and processing of personal data. Many of these legal regimes provide for substantial fines, penalties, or other consequences for noncompliance. TeleSign may be required to implement new measures or policies, or change its existing policies and measures or the features of its solutions, in an effort to comply with future developments under U.S. and international laws, rules, and regulations relating to privacy, data protection and information security, which could require TeleSign to expend substantial financial and other resources and which could otherwise be difficult to undertake.
Any failure or perceived failure by TeleSign to comply with federal, state or foreign laws, rules or regulations, industry standards, contractual or other legal obligations relating to privacy, data protection or information security, or any actual, perceived or suspected security incident, whether or not resulting in accidental or unlawful destruction, loss, alteration, unauthorized disclosure of, or access to, personal data or other data, may result in enforcement actions and prosecutions, private litigation, significant fines, penalties and censure, claims for damages by customers and other affected individuals, regulatory inquiries and investigations or adverse publicity and could cause TeleSign’s customers to lose trust in it, any of which could have an adverse effect on its reputation and/or business. Since many of TeleSign’s offerings involve the processing of personal data from its customers and their employees, contractors, customers, partners and others, any inability to adequately address privacy, data protection or information security concerns, even if unfounded, or failure to comply with applicable laws, rules, regulations, policies, industry standards, contractual or other legal obligations could result in additional cost and liability to TeleSign, damage TeleSign’s reputation, inhibit sales and adversely affect its business, financial condition, and results of operations.
Around the world, there are numerous lawsuits in process against various technology companies that process personal data. If those lawsuits (and in particular those against companies implementing processing operations similar to TeleSign) are successful, it could increase the likelihood that TeleSign may be exposed to liability for its own policies and practices concerning the processing of personal data, which could hurt its business. Furthermore, the costs of compliance with, and other burdens imposed by laws, regulations and policies concerning privacy, data protection and information security that are applicable to the businesses of TeleSign’s customers may limit the use and adoption of its solutions and reduce overall demand for it. Concerns relating to privacy, data protection or information security whether or not valid, may inhibit market adoption of TeleSign’s solutions. Additionally, concerns about privacy, data protection or information security may result in the adoption of new legislation that restricts the implementation of technologies like TeleSign’s or requires TeleSign to make modifications to its solutions, which could significantly limit the adoption and deployment of TeleSign’s technologies or result in significant expense to modify its solutions.
TeleSign publicly posts its privacy policies and practices concerning TeleSign’s collection, use, disclosure and other processing of the personal data provided to TeleSign by its customers. Although TeleSign endeavors to comply with its public statements and documentation, it may at times fail to do so or be alleged to have failed to do so. TeleSign’s publication of its privacy policies and other statements it publishes that provide promises and assurances about privacy, data protection and information security can subject TeleSign to potential regulatory action and/or private litigation, not only if they are found to be non-compliant with applicable requirements but also if such statements are found to be deceptive, unfair or misrepresentative of TeleSign’s actual practices.
Evolving and changing definitions of what constitutes “personal information” and “personal data” within the EEA, the United States and elsewhere, especially relating to classification of IP addresses, machine or device identification numbers, location data and other information, may limit or inhibit TeleSign’s ability to operate or expand its business, including limiting technology alliance partners that may involve the sharing of data. In addition, rapidly-evolving privacy laws and frameworks distinguish between a data processor and data controller (or under the CCPA, whether a company is a ‘service provider’), and different risks and requirements may apply to TeleSign, depending on the nature of TeleSign’s data processing activities. If TeleSign’s business model expands and changes over time, different sets of risks and requirements may apply to TeleSign, requiring it to re-orient the business accordingly.
If TeleSign’s solutions are perceived to cause, or are otherwise unfavorably associated with, violations of privacy, data protection or information security requirements, they may subject TeleSign or its customers to public criticism and potential legal liability. Existing and potential laws, rules and regulations concerning privacy, data protection and information security and increasing sensitivity of consumers to unauthorized processing of personal data may create negative public reactions to technologies, products and services such as TeleSign’s. Public concerns regarding privacy, data protection and information security may cause some of TeleSign’s customers’ end users to be less likely to visit their websites or otherwise interact with them. If enough end users choose not to visit TeleSign’s customers’ websites or otherwise interact with them, TeleSign’s customers could stop using TeleSign’s solutions. This, in turn, would reduce the value of TeleSign’s service, and slow or eliminate the growth of its business, or cause TeleSign’s business to contract.
TeleSign’s business is subject to a wide range of laws and regulations, many of which are evolving, and failure to comply or adapt/adopt quickly with such laws and regulations or if more stringent laws and regulations come into law, it could negatively affect TeleSign’s business, financial condition, and results of operations.
TeleSign’s business is subject to regulation by various federal, state, local and foreign governmental agencies, including agencies responsible for monitoring and enforcing data privacy, security and protection laws and regulations, intellectual property, employment and labor laws, workplace safety, consumer protection laws, anti-bribery laws, import and export controls, immigration laws, federal securities laws and tax laws and regulations. In certain foreign jurisdictions, these regulatory requirements may be more stringent than in the United States. These laws and regulations impose added costs on TeleSign’s business. Noncompliance with applicable regulations or requirements could subject TeleSign to:
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investigations, enforcement actions, orders and sanctions (potentially made public);

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mandatory changes to its products and services;

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disgorgement of profits, fines and damages;

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civil and criminal penalties or injunctions;

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claims for damages by its customers or partners;

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termination of contracts;

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loss of intellectual property rights; and

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temporary or permanent debarment from sales to heavily regulated organizations and governments.

If any governmental sanctions are imposed, or if TeleSign does not prevail in any possible civil or criminal litigation, its business, financial condition, and results of operations could be adversely affected. In addition, responding to any action will likely result in a significant diversion of management’s attention and resources and an increase in professional fees. Enforcement actions and sanctions could materially harm TeleSign’s business, financial condition, results of operations, and reputation.
Indemnity provisions in various agreements potentially expose TeleSign to substantial liability for breach of data protection laws, intellectual property infringement and other losses.
TeleSign’s agreements with customers, partners and other third parties may include indemnification or other provisions under which TeleSign agrees to indemnify or otherwise be liable to them for losses suffered or incurred as a result of claims of intellectual property infringement, misappropriation or other violation, damages caused by TeleSign to property or persons, or other liabilities relating to or arising from the use of its solutions or other acts or omissions. The term of these contractual provisions sometimes survives termination or expiration of the applicable agreement. As TeleSign continues to grow, the possibility of infringement claims and other intellectual property rights claims against TeleSign may increase. For any intellectual property rights indemnification claim against TeleSign or its customers, TeleSign will incur significant legal expenses and may have to pay damages, settlement fees, license fees or stop using technology found to be in violation of the third party’s rights. Large indemnity payments could harm TeleSign’s business, financial condition, and results of operations. TeleSign may also have to seek a license for the infringing or allegedly infringing technology. Such license may not be available on reasonable terms, if at all, and may significantly increase its operating expenses or may require TeleSign to restrict its business activities and limit its ability to deliver certain offerings. As a result, TeleSign may also be required to develop alternative non-infringing technology, which could require significant effort and expense or cause TeleSign to alter its solutions, which could adversely affect its business, financial condition, and results of operations.
From time to time, customers require TeleSign to indemnify or otherwise be liable to them for breach of confidentiality, breach of data protection, violation of applicable law or failure to implement adequate security measures with respect to their data stored, transmitted or accessed using its solutions. Although TeleSign normally contractually limits its liability with respect to such obligations, the existence of such a dispute may have adverse effects on its customer relationship and reputation and TeleSign may still incur substantial liability related to them.
Any assertions by a third party, whether or not successful, with respect to such indemnification obligations could subject TeleSign to costly and time-consuming litigation, expensive remediation and licenses, divert management attention and financial resources, harm TeleSign’s relationship with that customer and other current and prospective customers, reduce demand for TeleSign’s solutions, and adversely affect its brand, business, financial condition, and results of operations.
TeleSign may be subject to liability claims if it breaches its contracts and TeleSign’s insurance may be inadequate to cover its losses.
TeleSign is subject to numerous obligations in its contracts with its customers and partners. Despite the procedures, systems and internal controls TeleSign has implemented to comply with its contracts, TeleSign may breach these commitments, whether through a weakness in these procedures, systems and internal controls, negligence or the willful act of an employee or contractor. TeleSign’s insurance policies, including its errors and omissions insurance, may be inadequate to compensate TeleSign for the potentially significant losses that may result from claims arising from breaches of its contracts, disruptions in its service, including those caused by cybersecurity incidents, failures or disruptions to TeleSign’s infrastructure, catastrophic events and disasters or otherwise. In addition, such insurance may not be available to TeleSign in the future on economically reasonable terms, or at all. Further, TeleSign’s insurance may not cover all claims made against TeleSign and defending a suit, regardless of its merit, could be costly and divert management’s attention.
Any successful action by state, foreign or other authorities to collect additional or past indirect taxes, including sales tax and others could adversely affect TeleSign’s business, financial condition, and results of operations.
States, some local taxing jurisdictions, and foreign jurisdictions have differing rules and regulations governing indirect taxes such as sales and use taxes, value added taxes, or VAT, and goods and services taxes, and these rules and regulations are subject to varying interpretations that may change over time. In particular, the applicability of indirect taxes to TeleSign’s solutions in various jurisdictions is unclear. TeleSign files indirect tax returns and collects indirect taxes in certain states within the United States and certain foreign jurisdictions as required by law, and it does not file and collect indirect or other similar taxes in certain other states, certain other foreign jurisdictions and on certain of the offerings that TeleSign provides on the basis that such taxes are not applicable. It is possible that TeleSign could face indirect tax audits and that one or more states, local jurisdictions or foreign authorities could seek to impose additional indirect or other tax collection and record-keeping obligations on TeleSign or may determine that such taxes should have, but have not been, paid by TeleSign. TeleSign could also be subject to audits in states, local taxing jurisdictions and foreign jurisdictions for which it has not accrued tax liabilities. A successful assertion that TeleSign should be collecting additional indirect or other taxes on its service in jurisdictions where it has not historically done so and do not accrue for indirect taxes could result in substantial tax liabilities for past sales, discourage customers from purchasing TeleSign’s solutions and offerings or otherwise adversely affect its business, financial condition, and results of operations.

A violation of applicable telecommunications laws and regulations by TeleSign’s customers or resellers could lead TeleSign to violate its carrier compliance requirements.
In each geographical market in which TeleSign operates, one or more regulatory entities regulate the licensing, construction, acquisition, ownership and operation of its wireless communications systems. Adoption of new regulations, changes in the current telecommunications laws or regulations or changes in the manner in which they are interpreted or applied could adversely affect its operations and its features, services or solutions. Because of the uncertainty as to the interpretation of regulations in some countries in which TeleSign operates, it may not always be able to provide the services it has planned in each market. In some markets, TeleSign is unable, or has limitations on its ability, to offer some services, such as interconnection to other telecommunications networks, which may increase its net costs. It is possible that, in the future, TeleSign may face additional regulatory prohibitions or limitations on its services. Inability to provide planned services could make it more difficult for TeleSign to compete in the affected markets. Further, some countries in which TeleSign conducts business impose foreign ownership limitations upon telecommunications companies. These issues affect TeleSign’s ability to operate in each of its markets, and therefore impact its business strategies.
TeleSign is subject to anti-corruption, anti-bribery and sanctions restrictions, and non-compliance with such laws can subject it to criminal penalties or significant fines and harm TeleSign’s business and reputation.
TeleSign is subject to the U.S. Foreign Corrupt Practices Act of 1977, as amended, or the FCPA; the U.S. domestic bribery statute contained in 18 U.S.C. § 201, U.S. Travel Act, the U.K. Bribery Act 2010 and possibly other anti-corruption, anti-bribery and anti-money laundering laws in countries in which TeleSign conducts activities. Anti-corruption and anti-bribery laws have been enforced aggressively in recent years and are interpreted broadly and prohibit companies and their employees, agents, representatives, business partners, and third-party intermediaries from promising, authorizing, making or offering, directly or indirectly, improper payments or other benefits to recipients in the public or private sector. As TeleSign increases its international sales and business, its risks under these laws may increase.
In addition, TeleSign uses third parties to sell its solutions or offerings and conduct business on its behalf in the U.S. and abroad. TeleSign, its employees, agents, representatives, business partners and third-party intermediaries may have direct or indirect interactions with officials and employees of government agencies or state-owned or affiliated entities and TeleSign may be held liable for the corrupt or other illegal activities of these employees, agents, representatives, business partners and third-party intermediaries, representatives, contractors, partners, and agents, even if TeleSign does not explicitly authorize such activities. These laws also require that TeleSign keeps accurate books and records and maintain internal controls and compliance procedures designed to prevent any such actions. TeleSign has policies to address compliance with such laws, but cannot ensure that all its employees, agents, representatives, business partners and third-party intermediaries, will not take actions in violation of its policies and applicable law, for which TeleSign may be ultimately held responsible.
Any allegations or violations of the FCPA, other applicable anti-bribery, anti-corruption laws, or anti-money laundering laws could subject TeleSign to investigations, whistleblower complaints, sanctions, settlements, prosecution, and other enforcement actions, which could lead to disgorgement of profits, significant fines, damages, injunctions, adverse media coverage, loss of export privileges, severe criminal or civil sanctions, suspension or debarment from government contracts and other consequences, any of which could have a material adverse effect on TeleSign’s reputation, business, financial condition, prospects and results of operations. Responding to any investigation or action will likely result in a materially significant diversion of management’s attention and resources and significant defense costs and other professional fees.
TeleSign’s international operations may give rise to potentially adverse tax consequences.
TeleSign’s income tax obligations are based in part on its corporate operating structure and intercompany arrangements, including the manner in which TeleSign develops, values, manages and uses its intellectual property and the valuation of its intercompany transactions. TeleSign’s existing corporate structure and intercompany arrangements have been implemented in a manner TeleSign believes is in compliance with current prevailing tax laws. The tax laws applicable to TeleSign’s business, including the laws of the United States and other jurisdictions, are subject to interpretation and certain jurisdictions are aggressively interpreting their laws in new ways in an effort to raise additional tax revenue. New income, sales, use or other tax laws, statutes, rules, regulations or ordinances could be enacted at any time. Those enactments could harm TeleSign’s business, financial condition, and results of operations. In addition, taxing authorities in these jurisdictions could impose additional tax, interest and penalties on TeleSign, claim that various withholding requirements apply to TeleSign or assert that benefits of tax treaties are not available to TeleSign. These events could require TeleSign or its customers to pay additional tax amounts on a prospective or retroactive basis, as well as require TeleSign or its customers to pay fines or penalties and interest for past amounts deemed to be due. If TeleSign raises its prices to offset the costs of these changes, existing and potential future customers may elect not to purchase TeleSign’s products in the future.
In addition, TeleSign’s intercompany relationships are subject to complex transfer pricing regulations administered by taxing authorities in various jurisdictions. The relevant taxing authorities may disagree with TeleSign’s current and historic determinations as to the value of assets sold or acquired or income and expenses attributable to specific jurisdictions. If such a disagreement were to occur, and TeleSign’s position were not sustained, TeleSign could be required to pay additional taxes, interest, and penalties, which could result in one-time tax charges, higher effective tax rates, reduced cash flows, and lower overall profitability of its operations. In addition, changes to TeleSign’s corporate structure and intercompany agreements could impact its worldwide effective tax rate and adversely affect its financial condition and results of operations.
There is also a high level of uncertainty in today’s tax environment stemming from both global initiatives put forth by the Organization for Economic Co-operation and Development, or OECD, and unilateral measures being implemented by various countries due to a lack of consensus on these global initiatives. As an example, the OECD has put forth two proposals — Pillar One and Pillar Two — that revise the allocation of revenues to market jurisdiction based on customer jurisdiction rather than physical presence of the provider and ensure a minimal level of taxation, respectively. Further, certain countries have implemented or are considering implementing measures such as digital services tax. These measures and corresponding tariffs in response to such measures create additional tax liabilities and uncertainty. As a result, TeleSign may have to pay higher taxes in countries where such rules are applicable. Further, any changes in the U.S. or foreign taxation of TeleSign’s international business activities may also apply retroactively to TeleSign’s historical operations and result in taxes greater than the amounts estimated and recorded in its financial statements.
TeleSign’s ability to use its net operating loss carryforwards and certain other tax attributes may be limited.
Under Section 382 of the Internal Revenue Code of 1986, as amended, or the Code, if a corporation undergoes an “ownership change,” generally defined as a greater than 50% cumulative change (by value) in its equity ownership by certain shareholders or groups of shareholders over a three-year period, the corporation’s ability to use its pre-change net operating loss carry-forwards and other pre-change tax attributes, such as research tax credits and interest deduction carryover, to offset its post-change income may be limited. Any ownership change in the future could result in increased future tax liability. In addition, TeleSign may experience ownership changes in the future as a result of subsequent shifts in its stock ownership. As a result, if TeleSign earns net taxable income, its ability to use its pre-change net operating loss carry-forwards to offset U.S. federal taxable income may be subject to limitations, which could potentially result in increased future tax liability to TeleSign. The impact of any limitations that may be imposed due to such ownership changes has not been determined.
In addition, on December 22, 2017, the U.S. government enacted new tax legislation commonly referred to as the Tax Cuts and Jobs Act, or the Tax Act. The Tax Act makes broad and complex changes to the U.S. tax code, including changes to the uses and limitations of net operating losses carryforwards. For example, under the Tax Act, as modified by the Coronavirus Aid, Relief, and Economic Security Act, or the CARES Act, federal net operating losses incurred during TeleSign’s taxable years beginning after December 31, 2017 can be carried forward indefinitely, however, the deductibility of its federal net operating losses generated in such years will be limited to 80% of taxable income in the year utilized. Federal net operating losses incurred in years beginning before January 1, 2018 are subject to a twenty-year carryforward but are not limited to 80% of taxable income. Furthermore, TeleSign’s ability to use its net operating loss carryforwards is conditioned upon generating future U.S. federal taxable income. Since TeleSign does not know whether or when it will generate the U.S. federal taxable income necessary to use its remaining net operating loss carryforwards, certain of TeleSign’s net operating loss carryforwards generated could expire before use.
Risks Related to TeleSign Being a Public Company
New Holdco will qualify as an “emerging growth company” and a smaller reporting company, and the reduced disclosure requirements applicable to “emerging growth companies” and smaller growth companies may make its securities less attractive to investors.
New Holdco will qualify as an “emerging growth company,” as defined in Section 2(a)(19) of the Securities Act. For as long as New Holdco continues to be an emerging growth company, it may choose to take advantage of certain exemptions and relief from various reporting requirements that are applicable to other public companies, including, but not limited to: (i) not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act (“Section 404”); (ii) reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements; and (iii) exemptions from the requirements of holding nonbinding advisory votes on executive compensation and stockholder approval of any golden parachute payments not previously approved. New Holdco will remain an emerging growth company until the last day of the fiscal year ending after the fifth anniversary of the effectiveness of the registration statement of which this proxy statement/prospectus forms a part, though it may cease to be an emerging growth company earlier if (1) it has more than $1.07 billion in annual gross revenue, (2) it qualifies as a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act, or (3) it issues, in any three-year period, more than $1.0 billion in non-convertible debt securities held by non-Affiliates. New Holdco currently intends to take advantage of each of the reduced reporting requirements and exemptions described above. As a result, New Holdco securityholders may not have access to certain information they may deem important.
Further, the Jumpstart Our Business Startups Act of 2012 (the “ JOBS Act”) exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. New Holdco has elected, and expects to continue to elect, not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, New Holdco, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of New Holdco’s financial statements with another public company, which is neither an emerging growth company nor a company that has opted out of using the extended transition period, difficult because of the potential differences in accounting standards used.
Additionally, New Holdco will qualify as a “smaller reporting company” as defined in Item 10(f)(1) of Regulation S-K under the Securities Act. Smaller reporting companies may take advantage of certain reduced disclosure obligations, including, among other things, providing only two years of audited financial statements in its periodic reports. New Holdco will remain a smaller reporting company until the last day of the fiscal year in which it fails to meet the following criteria: (i) the market value of its common stock held by non-Affiliates does not exceed $250 million as of the end of that fiscal year’s second fiscal quarter; or (ii) its annual revenues do not exceed $100 million during such completed fiscal year and the market value of its common stock held by non-Affiliates does not exceed $700 million as of the end of that fiscal year’s second fiscal quarter. To the extent New Holdco takes advantage of such reduced disclosure obligations, it may also make comparison of its financial statements with other public companies difficult or impossible.
It is difficult to predict whether investors will find New Holdco’s securities less attractive as a result of its taking advantage of these exemptions and relief granted to emerging growth companies and smaller reporting companies. If some investors find New Holdco’s securities less attractive as a result, the trading prices of New Holdco’s securities may be lower than they otherwise would be, there may be a less active trading market for New Holdco’s securities and the market price of New Holdco’s securities may be more volatile.

When New Holdco loses its “smaller reporting company” and “emerging growth company” status, it will no longer be able to take advantage of certain exemptions from reporting, and it will also be required to comply with the auditor attestation requirements of Section 404. New Holdco will incur additional expenses in connection with such compliance and its management will need to devote additional time and effort to implement and comply with such requirements.
The requirements of being a public company require significant resources and management attention and affect TeleSign’s ability to attract and retain executive management and qualified board members.
As a public company following the Business Combination, TeleSign will incur legal, regulatory, finance, accounting, investor relations and other expenses that it did not previously incur as a private company, including costs associated with public company reporting requirements and costs of recruiting and retaining non-executive directors. New Holdco will be subject to the Exchange Act, including the reporting requirements thereunder, the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, Nasdaq rules and other applicable securities rules and regulations. Compliance with these rules and regulations will increase TeleSign’s legal and financial compliance costs, make some activities more difficult, time-consuming, or costly (although these costs are currently unable to be estimated with any degree of certainty), and increase demand on TeleSign’s systems and resources, particularly after New Holdco is no longer an “emerging growth company” or a “smaller reporting company.” The expenses incurred by public companies generally for reporting and corporate governance purposes have been increasing. TeleSign’s management will need to devote a substantial amount of time to ensure that it complies with all of these requirements, diverting the attention of management away from revenue-producing activities. Further, these rules and regulations may make it more difficult and more expensive for TeleSign to obtain certain types of insurance, including directors’ and officers’ liability insurance, which could make it more difficult for TeleSign to attract and retain qualified members of its board of directors. TeleSign may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. In addition, enhanced legal and regulatory regimes and heightened standards relating to corporate governance and disclosure for public companies result in increased legal and financial compliance costs and make some activities more time consuming.
Pursuant to Section 404, once New Holdco is no longer an emerging growth company or a smaller reporting company, it may be required to furnish an attestation report on internal control over financial reporting issued by its independent registered public accounting firm. When New Holdco’s independent registered public accounting firm is required to undertake an assessment of its internal control over financial reporting, the cost of complying with Section 404 will significantly increase, and management’s attention may be further diverted from other business concerns, which could adversely affect TeleSign’s business and results of operations. TeleSign may need to hire more employees in the future or engage outside consultants to comply with the requirements of Section 404, which will further increase cost and expense.
If New Holdco is unable to satisfy its obligations as a public company, it could be subject to delisting of the New Holdco Common Stock, fines, sanctions, and other regulatory actions and potentially civil litigation.
An active, liquid trading market for New Holdco’s securities may not develop or be sustained.
There can be no assurance that an active trading market for New Holdco Common Stock and New Holdco Warrants will develop after the Acquisition Closing, or, if such a market develops, that TeleSign will be able to maintain an active trading market for those securities on Nasdaq or any other exchange in the future. If an active market for New Holdco’s securities does not develop or is not maintained after the Business Combination, or if New Holdco fails to satisfy the continued listing standards of Nasdaq for any reason and its securities are delisted, it may be difficult for New Holdco’s securityholders to sell their securities without depressing the market price for the securities or at all. An inactive trading market may also impair TeleSign’s ability to both raise capital by selling shares of capital stock, attract and motivate employees through equity incentive awards and acquire other companies, products, or technologies by using shares of capital stock as consideration.

The stock price following the consummation of the Business Combination will be volatile, and you may not be able to sell shares at or above the price at the Acquisition Closing.
After the consummation of the Business Combination, the trading price of the New Holdco Common Stock and New Holdco Warrants will be volatile and could be subject to wide fluctuations in response to various factors, some of which are beyond New Holdco’s control. These factors include:
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actual or anticipated fluctuations in operating results;

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failure to meet or exceed financial estimates and projections of the investment community or that New Holdco provides to the public;

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issuance of new or updated research or reports by securities analysts or changed recommendations for the industry in general;

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announcements of significant acquisitions, strategic partnerships, joint ventures, collaborations or capital commitments;

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operating and share price performance of other companies in the industry or related markets;

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the timing and magnitude of investments in the growth of the business;

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actual or anticipated changes in laws and regulations;

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additions or departures of key New Holdco management or other personnel;

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increased labor costs;

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disputes or other developments related to intellectual property or other proprietary rights, including litigation;

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disputes or other developments related to allegations of misclassification of service providers, including fleet managers, as independent contractors, including litigation;

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the ability to market new and enhanced solutions on a timely basis;

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sales of substantial amounts of the New Holdco Common Stock by the New Holdco Board, executive officers or significant stockholders or the perception that such sales could occur;

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changes in capital structure, including future issuances of securities or the incurrence of debt; and

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general economic, political and market conditions.

In addition, the stock market in general, and the stock prices of technology companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of those companies. Broad market and industry factors may seriously affect the market price of New Holdco Common Stock, regardless of actual operating performance. In addition, in the past, following periods of volatility in the overall market and the market price of a particular company’s securities, securities class action litigation has often been instituted against these companies. This litigation, if instituted, could result in substantial costs and a diversion of New Holdco management’s attention and resources.
If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about TeleSign’s business, the price and trading volume of New Holdco’s securities could decline.
The trading market for New Holdco’s securities depends in part on the research and reports that securities or industry analysts publish about TeleSign or its business. TeleSign will not control these analysts, and the analysts who publish information about TeleSign may have relatively little experience with TeleSign or its industry, which could affect their ability to accurately forecast TeleSign’s results and could make it more likely that TeleSign fails to meet their estimates. If few or no securities or industry analysts cover TeleSign, the trading price for New Holdco’s securities would be negatively impacted. If one or more of the analysts who covers TeleSign downgrades New Holdco’s securities, publishes incorrect or unfavorable research about TeleSign, ceases coverage of TeleSign, or fails to publish reports on TeleSign regularly, demand for and visibility of New Holdco’s securities could decrease, which could cause the price or trading volumes of New Holdco’s securities to decline.

TeleSign may be subject to securities class action litigation, which may harm its business and operating results.
Companies that have experienced volatility in the market price of their stock have been subject to securities class action litigation. TeleSign may be the target of this type of litigation in the future. Securities litigation against TeleSign could result in substantial costs and damages, and divert TeleSign management’s attention from other business concerns, which could seriously harm TeleSign’s business, results of operations, financial condition, or cash flows.
TeleSign may also be called on to defend itself against lawsuits relating to its business operations. Some of these claims may seek significant damages amounts. Due to the inherent uncertainties of litigation, the ultimate outcome of any such proceedings cannot be accurately predicted. A future unfavorable outcome in a legal proceeding could have an adverse impact on TeleSign’s business, financial condition, and results of operations. In addition, current and future litigation, regardless of its merits, could result in substantial legal fees, settlements, or judgment costs and a diversion of TeleSign management’s attention and resources that are needed to successfully run TeleSign’s business.
Risks Related to Ownership of the New Holdco Common Stock after the Consummation of the Business Combination
Because TeleSign does not expect to pay dividends in the foreseeable future after this offering, you must rely on a price appreciation of the common stock for a return on your investment.
TeleSign currently intends to retain most, if not all, of its available funds and any future earnings after this offering to fund the development and growth of its business. As a result, TeleSign does not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in the New Holdco Common Stock as a source for any future dividend income.
Anti-takeover provisions contained in the Proposed Organizational Documents and applicable laws could impair a takeover attempt.
Upon the consummation of the Business Combination, the Proposed Organizational Documents will afford certain rights and powers to the New Holdco Board that could contribute to the delay or prevention of an acquisition that it deems undesirable. New Holdco will elect not to be governed by Section 203 of the DGCL, but the Proposed Organizational Documents will provide other restrictions that limit the ability of stockholders in certain situations to effect certain business combinations. Any of the foregoing provisions and terms that have the effect of delaying or deterring a change in control could limit the opportunity for stockholders to receive a premium for their shares of New Holdco Common Stock, and could also affect the price that some investors are willing to pay for the New Holdco Common Stock.
New Holdco will be subject to risks related to taxation in the United States.
Significant judgments based on interpretations of existing tax laws or regulations are required in determining New Holdco’s provision for income taxes. New Holdco’s effective income tax rate could be adversely affected by various factors, including, but not limited to, changes in the mix of earnings in tax jurisdictions with different statutory tax rates, changes in the valuation of deferred tax assets and liabilities, changes in existing tax policies, laws, regulations, treaties, or interpretation thereof, changes in tax or rates, changes in the level of non-deductible expenses (including share-based compensation), changes in the location of New Holdco’s operations, changes in New Holdco’s future levels of research and development spending, mergers and acquisitions or the results of examinations by various tax authorities. Although New Holdco believes its tax estimates are reasonable, if the IRS or any other taxing authority disagrees with the positions taken on its tax returns, New Holdco could have additional tax liability, including interest and penalties. If material, payment of such additional amounts upon final adjudication of any disputes could have a material impact on New Holdco’s results of operations and financial position.
Changes to applicable tax laws and regulations or exposure to additional income tax liabilities could affect New Holdco’s business and future profitability.
New Holdco is a U.S. corporation and thus will be subject to U.S. corporate income tax on its worldwide income. Further, since New Holdco’s operations and customers are located throughout the United States,

New Holdco will be subject to various U.S. state and local taxes. U.S. federal, state, local and non-U.S. tax laws, policies, statutes, rules, regulations or ordinances could be interpreted, changed, modified or applied adversely to New Holdco and may have an adverse effect on its business and future profitability.
For example, several tax proposals have been set forth that would, if enacted, make significant changes to U.S. tax laws. Such proposals include an increase in the U.S. income tax rate applicable to corporations (such as New Holdco) from 21% to 28%. Congress may consider, and could include, some or all of these proposals in connection with tax reform that may be undertaken. It is unclear whether these or similar changes will be enacted and, if enacted, how soon any such changes could take effect. The passage of any legislation as a result of these proposals and other similar changes in U.S. federal income tax laws could adversely affect New Holdco’s business and future profitability.
As a result of plans to expand New Holdco’s business operations, including to jurisdictions in which tax laws may not be favorable, its obligations may change or fluctuate, become significantly more complex or become subject to greater risk of examination by taxing authorities, any of which could adversely affect New Holdco’s after-tax profitability and financial results.
In the event that New Holdco’s business expands domestically or internationally, its effective tax rates may fluctuate widely in the future. Future effective tax rates could be affected by operating losses in jurisdictions where no tax benefit can be recorded under GAAP, changes in deferred tax assets and liabilities, or changes in tax laws. Factors that could materially affect New Holdco’s future effective tax rates include, but are not limited to: (a) changes in tax laws or the regulatory environment, (b) changes in accounting and tax standards or practices, (c) changes in the composition of operating income by tax jurisdiction and (d) pre-tax operating results of New Holdco’s business.
Additionally, after the Business Combination, New Holdco may be subject to significant income, withholding and other tax obligations in the United States and may become subject to taxation in numerous additional U.S. state and local and non-U.S. jurisdictions with respect to income, operations and subsidiaries related to those jurisdictions. New Holdco’s after-tax profitability and financial results could be subject to volatility or be affected by numerous factors, including (a) the availability of tax deductions, credits, exemptions, refunds and other benefits to reduce tax liabilities, (b) changes in the valuation of deferred tax assets and liabilities, if any, (c) the expected timing and amount of the release of any tax valuation allowances, (d) the tax treatment of stock-based compensation, (e) changes in the relative amount of earnings subject to tax in the various jurisdictions, (f) the potential business expansion into, or otherwise becoming subject to tax in, additional jurisdictions, (g) changes to existing intercompany structure (and any costs related thereto) and business operations, (h) the extent of intercompany transactions and the extent to which taxing authorities in relevant jurisdictions respect those intercompany transactions, and (i) the ability to structure business operations in an efficient and competitive manner. Outcomes from audits or examinations by taxing authorities could have an adverse effect on New Holdco’s after-tax profitability and financial condition. Additionally, the IRS and several foreign tax authorities have increasingly focused attention on intercompany transfer pricing with respect to sales of products and services and the use of intangibles. Tax authorities could disagree with New Holdco’s intercompany charges, cross-jurisdictional transfer pricing or other matters and assess additional taxes. If New Holdco does not prevail in any such disagreements, New Holdco’s profitability may be affected.
New Holdco’s after-tax profitability and financial results may also be adversely affected by changes in relevant tax laws and tax rates, treaties, regulations, administrative practices and principles, judicial decisions and interpretations thereof, in each case, possibly with retroactive effect.
Risks Related to NAAC, New Holdco, and the Business Combination
Following the consummation of the Business Combination, New Holdco’s sole material asset will be its direct and indirect interests in its subsidiaries and, accordingly, New Holdco will be dependent upon distributions from its subsidiaries to pay taxes and cover its corporate and other overhead expenses and pay dividends, if any, on the New Holdco Common Stock.
New Holdco is a holding company and, subsequent to the completion of the Business Combination, will have no material assets other than its direct and indirect equity interests in its subsidiaries. New Holdco will have no independent means of generating revenue. To the extent New Holdco’s subsidiaries have available cash, New Holdco will cause its subsidiaries to make distributions of cash to pay taxes, cover New Holdco’s corporate and other overhead expenses and pay dividends, if any, on the New Holdco Common Stock. To the extent that New Holdco needs funds and its subsidiaries fail to generate sufficient cash flow to distribute funds to New Holdco or are restricted from making such distributions or payments under applicable law or regulation or under the terms of their financing arrangements, or are otherwise unable to provide such funds, New Holdco’s liquidity and financial condition could be materially adversely affected.
Subsequent to the consummation of the Business Combination, New Holdco may be required to take write-downs or write-offs, restructuring and impairment or other charges that could have a significant negative effect on New Holdco’s financial condition, results of operations and stock price, which could cause you to lose some or all of your investment in New Holdco.
Although NAAC has conducted due diligence on TeleSign, there are no assurances that this diligence revealed all material issues that may be present in TeleSign, that it would be possible to uncover all material issues through a customary amount of due diligence or that factors outside of NAAC’s or New Holdco’s control will not later arise. As a result, following the consummation of the Business Combination, New Holdco may be forced to later write-down or write-off assets, restructure its operations or incur impairment or other charges that could result in losses. Even if NAAC’s due diligence successfully identifies certain risks, unexpected risks may arise and previously known risks may materialize in a manner not consistent with NAAC’s preliminary risk analysis. Even though these charges may be non-cash items and may not have an immediate impact on New Holdco’s liquidity, the fact that charges of this nature will be reported could contribute to negative market perceptions about New Holdco following the completion of the Business Combination or its securities. In addition, charges of this nature may cause New Holdco to be unable to obtain future financing on favorable terms or at all.
NAAC’s initial shareholders have agreed to vote in favor of the Business Combination, regardless of how NAAC’s public shareholders vote.
Unlike many other blank check companies in which the founders agree to vote their founder shares in accordance with the majority of the votes cast by public shareholders in connection with an Initial Business Combination, NAAC’s initial shareholders have agreed to vote any Class A Ordinary Shares and Class B Ordinary Shares owned by them in favor of the Business Combination. As of the date hereof, NAAC’s initial shareholders own shares equal to approximately 20% of NAAC’s issued and outstanding Class A Ordinary Shares and Class B Ordinary Shares in the aggregate. Accordingly, it is more likely that the necessary shareholder approval will be received for the Business Combination than would be the case if the initial shareholders agreed to vote any Class A Ordinary Shares and Class B Ordinary Shares owned by them in accordance with the majority of the votes cast by NAAC’s public shareholders. No consideration was provided to NAAC’s initial shareholders in exchange for their agreeing to vote in favor of the business combination.
The Sponsor and certain of NAAC’s directors and officers have interests in the Business Combination that are different from, or in addition to, those of other shareholders generally, and NAAC’s directors were aware of and considered such interests, among other matters, in recommending that shareholders vote in favor of approval of the Business Combination Proposals.
When considering the NAAC Board’s recommendation that NAAC’s shareholders vote in favor of the approval of the Business Combination Proposals, NAAC’s shareholders should be aware that the Sponsor and certain of NAAC’s directors and officers have interests in the Business Combination that are different from, or in addition to, those of other shareholders generally. These interests include:
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the beneficial ownership of our initial shareholders of an aggregate of 9,487,500 NAAC Founder Shares and 7,126,667 private placement warrants, which shares and warrants would become worthless if NAAC does not complete a business combination within the applicable time period, as our initial shareholders have waived any redemption right with respect to these shares. Our initial shareholders paid an aggregate of $25,000, or approximately $0.003 per share, for the NAAC Founder Shares, and $10,690,000, or $1.50 per warrant, for the private placement warrants, and such shares and warrants, if unrestricted and freely tradeable, would be valued at approximately $  million and

$  million, respectively, based on the closing price of the Class A Ordinary Shares of $   on Nasdaq on            , 2022, the most recent practicable date prior to the date of this proxy statement/prospectus;
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the fact that the Sponsor and NAAC’s officers and directors have agreed not to redeem any Class A shares held by them in connection with a shareholder vote to approve the Business Combination;

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the fact that our initial shareholders, including the Sponsor, and our directors and officers, paid an aggregate of $10,690,000 for its 7,126,667 private placement warrants to purchase Class A Ordinary Shares and that such private placement warrants will expire worthless if a business combination is not consummated by January 26, 2023;

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the fact that, following the Closing, the Sponsor would be entitled to the repayment of an outstanding working capital loan and advances that have been made to NAAC. The Sponsor agreed to loan to NAAC up to $1,500,000 to be used for a portion of the expenses of NAAC. These loans are non-interest bearing, unsecured and are due upon consummation of an initial business combination. As of September 30, 2021, NAAC owed $1,199,994 under the August 6, 2021 promissory note, and there were no other material working capital loans outstanding. If NAAC fails to complete an Initial Business Combination by January 26, 2023, NAAC may use a portion of the working capital held outside the Trust Account to repay the working capital loans, but no proceeds held in the Trust Account would be used to repay the working capital loans;

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the fact that the Sponsor will benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to shareholders rather than liquidate;

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the fact that given the differential in the purchase price that the Sponsor paid for the NAAC Founder Shares as compared to the price of the NAAC Units sold in the IPO and up to 8,538,750 shares of New Holdco Common Stock that the Sponsor will receive upon conversion of the NAAC Founder Shares in connection with the Business Combination, the Sponsor and its Affiliates may earn a positive rate of return on their investment even if the New Holdco Common Stock trades below the price initially paid for the NAAC Units in the IPO and the public shareholders experience a negative rate of return following the completion of the Business Combination. As a result of the low initial purchase price, the Sponsor, its Affiliates and NAAC’s management team and advisors stand to earn a positive rate of return or profit on their investment, even if other shareholders, such as NAAC’s public shareholders, experience a negative rate of return because the post-business combination company subsequently declines in value. Thus, NAAC’s Sponsor, officers and directors and their respective Affiliates and associates may have more of an economic incentive for NAAC to, rather than liquidate if it fails to complete an Initial Business Combination by January 26, 2023, enter into an Initial Business Combination on potentially less favorable terms with a potentially less favorable, riskier, weaker-performing or financially unstable business, or an entity lacking an established record of revenues or earnings, than would be the case if such parties had paid the full offering price for their NAAC Founder Shares;

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the fact that Patrick Doran, president and director of NAAC, may be deemed to have or share beneficial ownership of the NAAC Founder Shares held directly by the Sponsor by virtue of his ownership interest in the manager of the Sponsor;

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the fact that up to an aggregate amount of $1,500,000 of any amounts outstanding under any working capital loans made by the Sponsor or any of its Affiliates to NAAC may be converted into NAAC Warrants to purchase Class A Ordinary Shares at a price of $1.50 per warrant at the option of the lender;

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if the Trust Account is liquidated, including in the event NAAC is unable to complete an Initial Business Combination within the required time period, the Sponsor has agreed to indemnify NAAC to ensure that the proceeds in the Trust Account are not reduced below $10.00 per public share, or such lesser amount per public share as is in the Trust Account on the liquidation date, by the claims of (a) any third party (other than NAAC’s independent registered public accounting firm) for services rendered or products sold to NAAC or (b) a prospective target business with which NAAC has entered into a letter of intent, confidentiality, or other similar agreement or business combination agreement, but only if such a third party or target business has not executed a waiver of all rights to seek access to the Trust Account. NAAC did not require the Sponsor to reserve funds for such indemnification obligations, nor did NAAC independently verify whether the Sponsor has sufficient funds to satisfy its indemnity obligations. NAAC believes that the Sponsor’s only assets are securities of NAAC. Therefore, NAAC believes it is unlikely that the Sponsor will be able to satisfy its indemnification obligations if it is required to do so;
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if NAAC does not complete an Initial Business Combination by January 26, 2023, NAAC may use a portion of its working capital held outside the Trust Account to repay any working capital loans, but no proceeds held in the Trust Account would be used to repay any working capital loans. As of September 30, 2021, there was approximately $379.6 million in investments held in the Trust Account and approximately $1,500,000 of cash held outside the Trust Account available for working capital purposes;

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the fact that, in the event that NAAC completes an Initial Business Combination, Woodberry Management Services Ltd., a private investment firm of which Patrick Doran currently serves as the chief executive officer and founder, will be paid fees in the amount of approximately $1.7 million for corporate finance and consulting services provided to NAAC in connection with the Business Combination;

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the fact that, in the event that NAAC completes an Initial Business Combination, the Sponsor and NAAC’s officers and directors will be reimbursed for any out-of-pocket expenses incurred in connection with activities on NAAC’s behalf, such as identifying potential target businesses and performing due diligence on suitable business combinations, though there have been no material out-of-pocket expenses subject to reimbursement to date and NAAC does not anticipate any such expenses prior to Closing;

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the Sponsor will be a party to the Amended and Restated Registration Rights Agreement, which will come into effect at the closing of the Business Combination;

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the fact that the Sponsor and NAAC’s officers and directors will lose their entire investment in NAAC if an Initial Business Combination is not completed within the Combination Period; and

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the fact that Gary Quin will be appointed to the New Holdco Board following the Acquisition Closing and shall be entitled to receive compensation for serving on the New Holdco Board.

These financial interests of the Sponsor, NAAC’s officers and directors, and their respective Affiliates and associates may have influenced their motivation in identifying and selecting TeleSign as a business combination target, and their decision to approve the Transactions. In considering the recommendations of the NAAC Board to vote for the Proposals, NAAC public shareholders should consider these interests.
The NAAC Board was aware of and considered these interests, among other matters, in reaching the determination to approve the Business Combination and the Business Combination Agreement and in recommending that the holders of Ordinary Shares vote to approve the Business Combination and adopt the Business Combination Agreement. For additional information, please see the subsection entitled “The Business Combination — Interests of the Sponsor and NAAC Directors and Officers in the Business Combination.”
NAAC’s initial shareholders hold a significant number of Class B Ordinary Shares and the Sponsor holds a significant number of NAAC Warrants. They will lose their entire investment in NAAC if NAAC does not complete an Initial Business Combination.
The Sponsor and NAAC’s independent directors hold all 9,487,500 of the NAAC Founder Shares, representing 20% of the total outstanding NAAC shares upon completion of NAAC’s IPO. The NAAC Founder Shares will be worthless if NAAC does not complete an Initial Business Combination within the Combination Period. In addition, the Sponsor holds an aggregate of 7,126,667 private placement warrants that will also be worthless if NAAC does not complete an Initial Business Combination within the Combination Period.
The NAAC Founder Shares are identical to the Class A Ordinary Shares included in the NAAC Units, except that (a) the NAAC Founder Shares and the Class A Ordinary Shares into which the NAAC Founder

Shares convert upon an Initial Business Combination are subject to certain transfer restrictions, (b) the Sponsor and NAAC’s officers and directors have entered into the IPO Letter Agreement with NAAC, pursuant to which they have agreed (i) to waive their redemption rights with respect to their NAAC Founder Shares and any public shares they own in connection with the completion of an Initial Business Combination and (ii) to waive their rights to liquidating distributions from the Trust Account with respect to their NAAC Founder Shares if NAAC fails to complete an Initial Business Combination within the Combination Period (although they will be entitled to liquidating distributions from the Trust Account with respect to any public shares they hold if NAAC fails to complete an Initial Business Combination within the Combination Period) and (c) the NAAC Founder Shares are automatically convertible into Class A Ordinary Shares at the time of an Initial Business Combination. No consideration was provided to the Sponsor or NAAC’s officers and directors in exchange for their agreeing to waive their redemption and liquidation rights.
There are risks to shareholders who are not Affiliates of the Sponsor of becoming shareholders of TeleSign through the Business Combination rather than through an underwritten public offering, including no independent due diligence review by an underwriter and conflicts of interest of the Sponsor.
There are risks associated with TeleSign becoming publicly traded through the Business Combination instead of through an underwritten offering, including that investors will not receive the benefit of any independent review by an underwriter of TeleSign’s business, finances and operations, including its projections.
Underwritten public offerings of securities are typically subject to a due diligence review of the issuer by the underwriters to satisfy duties under the Securities Act, the rules of the Financial Industry Regulatory Authority, Inc. (FINRA) and the rules of the national securities exchange on which such securities will be listed. Additionally, underwriters conducting such public offerings are subject to liability for any material misstatements or omissions in a registration statement filed in connection with the public offering and undertake a due diligence review process in order to establish a due diligence defense against liability for claims under the federal securities laws. Shareholders must rely on the information in this proxy statement/prospectus and will not have the benefit of an independent review and investigation of the type typically performed by underwriters in a public securities offering. NAAC cannot assure you that due diligence conducted in connection with the Business Combination has identified all material issues that may be present in TeleSign’s business prior to the completion of the Business Combination during the course of due diligence, that it would be possible to uncover all material issues through a customary due diligence process (whether undertaken by an underwriter or by NAAC), or that factors outside of New Holdco’s, TeleSign’s, and NAAC’s control will not later arise.
In addition, the Sponsor and certain of NAAC’s executive officers and directors have interests in the Transactions that may be different from, or in addition to, the interests of shareholders generally. Such interests may have influenced the directors of NAAC in making their recommendation that you vote in favor of the Business Combination Proposal and the other proposals described in this proxy statement/prospectus. See “Interests of Certain Persons in the Business Combination — Interests of NAAC’s Sponsor, Directors and Officers” for additional information on the interests of NAAC’s directors and executive officers.
The personal and financial interests of the Sponsor and NAAC’s officers and directors may have influenced their motivation in identifying and selecting the Business Combination, completing the Business Combination and influencing NAAC’s operation following the Business Combination.
NAAC will incur significant transaction costs in connection with the Business Combination.
NAAC has and expects to incur significant, non-recurring costs in connection with consummating the Business Combination. All expenses incurred in connection with the Business Combination Agreement and the Business Combination, including all legal, accounting, consulting, investment banking and other fees, expenses and costs, will be for the account of the party incurring such fees, expenses and costs. The aggregate amount of NAAC Transaction Expenses and Company Transaction Expenses are currently estimated at approximately $50 million, including approximately $13.3 million in deferred underwriting discounts and commissions to the underwriter of the IPO.

TeleSign may be subject to business uncertainties while the Business Combination is pending.
Uncertainty about the effect of the Business Combination on employees and third parties may have an adverse effect on TeleSign and consequently, on New Holdco. These uncertainties may impair TeleSign’s ability to attract, retain and motivate key personnel and could cause third parties that deal with TeleSign to defer entering into contracts or making other decisions or seek to change existing business relationships. If key employees depart because of issues relating to such uncertainty or a desire not to remain with the business, New Holdco’s business following the Business Combination could be negatively impacted. In addition, the Business Combination Agreement restricts TeleSign from making certain expenditures and taking other specified actions without the consent of NAAC until the Business Combination occurs. These restrictions may prevent TeleSign from pursuing attractive business opportunities that may arise prior to the Acquisition Closing. For additional information, please see the subsection entitled “The Business Combination — Conduct of Business Pending the Business Combination.”
The unaudited pro forma condensed combined financial information included in this proxy statement/prospectus may not be indicative of what New Holdco’s actual financial position or results of operations would have been.
The unaudited pro forma condensed combined financial information for New Holdco following the Business Combination in this proxy statement/prospectus is presented for illustrative purposes only and is not necessarily indicative of what New Holdco’s actual financial position or results of operations would have been had the Business Combination been completed on the dates indicated. See the section entitled “Unaudited Pro Forma Condensed Combined Financial Information” for more information.
The consummation of the Business Combination is subject to a number of conditions and if those conditions are not satisfied or waived, the Business Combination Agreement may be terminated in accordance with its terms and the Business Combination may not be completed.
The Business Combination Agreement is subject to a number of conditions which must be fulfilled in order to complete the Business Combination. Those conditions include: (a) approval by NAAC’s shareholders and TeleSign’s stockholders, (b) NAAC having at least $5,000,001 of net tangible assets as of the Share Acquisition Effective Time unless the Class A Ordinary Shares otherwise do not constitute “penny stock” as such term is defined in Rule 3a51-1 of the Exchange Act, (c) the expiration or termination of the waiting period under the HSR Act, (d) the listing of the shares of New Holdco Common Stock to be issued in connection with the Acquisition Closing and the PIPE Financing and the Assumed NAAC Warrants (and the New Holdco Common Stock issuable upon exercise thereof) on Nasdaq (or another national securities exchange mutually agreed by the parties to the Business Combination Agreement) and the effectiveness of the registration statement of which this proxy statement/prospectus forms a part and (e) NAAC having cash on hand, after distribution of the Trust Account and deducting all amounts to be paid pursuant to the exercise of redemption rights, of at least $200 million after giving effect to the PIPE Financing. For additional information, please see the subsection entitled “The Business Combination — Conditions to Consummation of the Business Combination Agreement.” In addition, the parties can mutually decide to terminate the Business Combination Agreement at any time, before or after shareholder approval, or NAAC or TeleSign may elect to terminate the Business Combination Agreement in certain other circumstances. For additional information please see the subsection entitled “The Business Combination — Termination.”
NAAC may waive one or more of the conditions to the Business Combination.
NAAC may agree to waive, in whole or in part, one or more of the conditions to its obligations to complete the Business Combination, to the extent permitted by the Existing Organizational Documents and applicable laws. For example, it is a condition to NAAC’s obligation to close the Business Combination that certain of TeleSign’s representations and warranties be true and correct in all material respects as of the date of the Business Combination Agreement and the Share Acquisition Effective Time. However, if the NAAC Board determines that it is in the best interests of NAAC to proceed with the Business Combination, then the NAAC Board may elect to waive that condition and close the Business Combination. For additional information please see the subsection entitled “The Business Combination — Conditions to Consummation of the Business Combination Agreement — NAAC, New Holdco and New SPAC Conditions.”

The exercise of discretion by NAAC’s directors and officers in agreeing to changes to the terms of or waivers of closing conditions in the Business Combination Agreement may result in a conflict of interest when determining whether such changes to the terms of the Business Combination Agreement or waivers of conditions are appropriate and in the best interests of NAAC’s shareholders.
In the period leading up to the consummation of the Business Combination, other events may occur that, pursuant to the Business Combination Agreement, would require NAAC to agree to amend the Business Combination Agreement, to consent to certain actions or to waive rights that it is entitled to under the Business Combination Agreement. Such events could arise because of changes in the course of the business of TeleSign, a request by TeleSign and its management to undertake actions that would otherwise be prohibited by the terms of the Business Combination Agreement or the occurrence of other events that would have a material adverse effect on the business of TeleSign and could entitle NAAC to terminate the Business Combination Agreement. In any such circumstance, it would be in the discretion of NAAC, acting through the NAAC Board, to grant its consent or waive its rights. The existence of the financial and personal interests of the NAAC directors described elsewhere in this proxy statement/prospectus may result in a conflict of interest on the part of one or more of the NAAC directors between what he or she may believe is best for NAAC and NAAC’s shareholders and what he or she may believe is best for himself or herself or his or her Affiliates in determining whether or not to take the requested action. As of the date of this proxy statement/prospectus, NAAC does not believe there will be any changes or waivers that NAAC’s directors and officers would be likely to make after NAAC shareholder approval of the Business Combination has been obtained. While certain changes could be made without further shareholder approval, if there is a change to the terms of the Business Combination that would have a material impact on the shareholders, NAAC will be required to circulate a new or amended proxy statement/prospectus or supplement thereto and resolicit the vote of NAAC’s shareholders with respect to the Business Combination Proposals.
If NAAC is unable to complete an Initial Business Combination within the Combination Period, its public shareholders may receive only approximately $10.00 per share on the liquidation of the Trust Account (or less than $10.00 per share in certain circumstances where a third party brings a claim against NAAC that the Sponsor is unable to indemnify), and the NAAC Warrants will expire worthless.
If NAAC is unable to complete an Initial Business Combination within the Combination Period, its public shareholders may receive only approximately $10.00 per share on the liquidation of the Trust Account (or less than $10.00 per share in certain circumstances where a third party brings a claim against us that the Sponsor is unable to indemnify (as described below)), and the NAAC Warrants will expire worthless.
If third parties bring claims against NAAC, the proceeds held in the Trust Account could be reduced and the per share redemption amount received by NAAC’s shareholders may be less than $10.00 per share.
NAAC’s placing of funds in the Trust Account may not protect those funds from third-party claims against NAAC. Although NAAC will seek to have all of its vendors, service providers (other than its independent registered public accounting firm), prospective target businesses and other entities with which NAAC does business execute agreements with NAAC waiving any right, title, interest or claim of any kind in or to any monies held in the Trust Account for the benefit of NAAC’s public shareholders, such parties may not execute such agreements, or even if they execute such agreements, they may not be prevented from bringing claims against the Trust Account, including, but not limited to, fraudulent inducement, breach of fiduciary responsibility or other similar claims, as well as claims challenging the enforceability of the waiver, in each case in order to gain advantage with respect to a claim against NAAC’s assets, including the funds held in the Trust Account. Although no third parties have refused to execute an agreement waiving such claims to the monies held in the Trust Account to date, if any third party refuses to execute such an agreement in the future, NAAC’s management will perform an analysis of the alternatives available to it and will only enter into an agreement with a third party that has not executed a waiver if NAAC’s management believes that such third party’s engagement would be significantly more beneficial to NAAC than any alternative.
Examples of possible instances where NAAC may engage a third party that refuses to execute a waiver include the engagement of a third-party consultant whose particular expertise or skills are believed by NAAC’s management to be significantly superior to those of other consultants that would agree to execute a waiver or in cases where NAAC’s management is unable to find a service provider willing to execute a waiver. In addition, there is no guarantee that such entities will agree to waive any claims they may have in the future as a result of, or arising out of, any negotiations, contracts or agreements with NAAC and will not seek recourse against the Trust Account for any reason. Upon redemption of NAAC’s public shares, if NAAC is unable to complete an Initial Business Combination within the prescribed timeframe, or upon the exercise of a redemption right in connection with an Initial Business Combination, NAAC will be required to provide for payment of claims of creditors that were not waived that may be brought against NAAC within the ten years following redemption. Accordingly, the per-share redemption amount received by NAAC’s public shareholders could be less than the $10.00 per public share initially held in the Trust Account, due to claims of such creditors. The Sponsor has agreed that it will be liable to NAAC if and to the extent any claims by a third party (other than NAAC’s independent registered public accounting firm) for services rendered or products sold to NAAC, or a prospective target business with which NAAC has entered into a letter of intent, confidentiality or other similar agreement, reduce the amount of funds in the Trust Account to below the lesser of (a) $10.00 per public share and (b) the actual amount per NAAC public share held in the Trust Account, if less than $10.00 per NAAC share due to reductions in the value of the trust assets as of the date of the liquidation of the Trust Account, in each case including interest earned on the funds held in the Trust Account and not previously released to NAAC to pay its taxes, provided that such liability will not apply to any claims by a third party or prospective target business who executed a waiver of any and all rights to the monies held in the Trust Account (whether or not such waiver is enforceable) nor will it apply to any claims under NAAC’s indemnity of the underwriter of its Initial Public Offering against certain liabilities, including liabilities under the Securities Act. However, NAAC has not asked the Sponsor to reserve funds for such indemnification obligations, nor has NAAC independently verified whether the Sponsor has sufficient funds to satisfy its indemnity obligations and it believes that the Sponsor’s only assets are securities of NAAC. Therefore, NAAC cannot assure you that the Sponsor would be able to satisfy those obligations. As a result, if any such claims were successfully made against the Trust Account, the funds available to NAAC for an Initial Business Combination and redemptions could be reduced to less than $10.00 per public share. In such event, NAAC may not be able to complete an Initial Business Combination, and you would receive such lesser amount per share in connection with any redemption of your public shares. None of NAAC’s officers or directors will indemnify NAAC for claims by third parties including, without limitation, claims by vendors and prospective target businesses.
NAAC’s directors may decide not to enforce the indemnification obligations of the Sponsor, resulting in a reduction in the amount of funds in the Trust Account available for distribution to NAAC’s public shareholders.
In the event that the proceeds in the Trust Account are reduced below the lesser of (a) $10.00 per public share and (b) the actual amount per public share held in the Trust Account as of the date of the liquidation of the Trust Account, if less than $10.00 per share due to reductions in the value of the trust assets, in each case including interest earned on the funds held in the Trust Account and not previously released to NAAC to pay its taxes, and the Sponsor asserts that it is unable to satisfy its obligations or that it has no indemnification obligations related to a particular claim, NAAC’s independent directors would determine whether to take legal action against the Sponsor to enforce its indemnification obligations.
While NAAC currently expects that its independent directors would take legal action on NAAC’s behalf against the Sponsor to enforce its indemnification obligations to us, it is possible that NAAC’s independent directors in exercising their business judgment and subject to their fiduciary duties may choose not to do so in any particular instance. If NAAC’s independent directors choose not to enforce these indemnification obligations, the amount of funds in the Trust Account available for distribution to NAAC’s public shareholders may be reduced below $10.00 per share.
NAAC may not have sufficient funds to satisfy indemnification claims of its directors and officers.
NAAC has agreed to indemnify its officers and directors to the fullest extent permitted by law. However, NAAC’s officers and directors have agreed, and any persons who may become officers or directors of NAAC prior to an Initial Business Combination will agree, to waive any right, title, interest or claim of any kind in or to any monies in the Trust Account and to not seek recourse against the Trust Account for any reason whatsoever. Accordingly, any indemnification provided will be able to be satisfied by NAAC only if (a) NAAC has sufficient funds outside of the Trust Account or (b) NAAC consummates an Initial Business

Combination. NAAC’s obligation to indemnify its officers and directors may discourage NAAC shareholders from bringing a lawsuit against NAAC’s officers or directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against NAAC’s officers and directors, even though such an action, if successful, might otherwise benefit NAAC and its shareholders. Furthermore, a shareholder’s investment may be adversely affected to the extent NAAC pays the costs of settlement and damage awards against its officers and directors pursuant to these indemnification provisions.
If, after NAAC distributes the proceeds in the Trust Account to NAAC’s public shareholders, NAAC files a bankruptcy petition or an involuntary bankruptcy petition is filed against NAAC that is not dismissed, a bankruptcy court may seek to recover such proceeds, and the members of the NAAC Board may be viewed as having breached their fiduciary duties to NAAC’s creditors, thereby exposing the members of the NAAC Board and NAAC to claims of punitive damages.
If, after NAAC distributes the proceeds in the Trust Account to NAAC’s public shareholders, NAAC files a bankruptcy petition or an involuntary bankruptcy petition is filed against NAAC that is not dismissed, any distributions received by NAAC’s shareholders could be viewed under applicable debtor/creditor and/or bankruptcy laws as either a “preferential transfer” or a “fraudulent conveyance.” As a result, a bankruptcy court could seek to recover some or all amounts received by NAAC’s shareholders. In addition, the NAAC Board may be viewed as having breached its fiduciary duty to NAAC’s creditors and/or having acted in bad faith, thereby exposing itself and us to claims of punitive damages, by paying public shareholders from the Trust Account prior to addressing the claims of creditors.
If, before distributing the proceeds in the Trust Account to NAAC’s public shareholders, NAAC files a bankruptcy petition or an involuntary bankruptcy petition is filed against NAAC that is not dismissed, the claims of creditors in such proceeding may have priority over the claims of NAAC’s shareholders and the per-share amount that would otherwise be received by NAAC’s shareholders in connection with NAAC’s liquidation may be reduced.
If, before distributing the proceeds in the Trust Account to NAAC’s public shareholders, NAAC files a bankruptcy petition or an involuntary bankruptcy petition is filed against NAAC that is not dismissed, the proceeds held in the Trust Account could be subject to applicable bankruptcy law, and may be included in NAAC’s bankruptcy estate and subject to the claims of third parties with priority over the claims of NAAC’s shareholders. To the extent any bankruptcy claims deplete the Trust Account, the per-share amount that would otherwise be received by NAAC’s shareholders in connection with NAAC’s liquidation may be reduced.
Even if NAAC consummates the Business Combination, there is no guarantee that NAAC’s public warrants will be in the money at the time they become exercisable, and they may expire worthless.
The exercise price for NAAC’s Warrants is $11.50 per Class A Ordinary Share. There is no guarantee that the public warrants will be in the money following the time they become exercisable and prior to their expiration, and as such, they may expire worthless.
NAAC may amend the terms of its public warrants in a manner that may be adverse to holders of public warrants with the approval by the holders of at least 50% of the then-outstanding public warrants. As a result, the exercise price of NAAC’s public warrants could be increased, the exercise period could be shortened and the number of Class A Ordinary Shares purchasable upon exercise of a public warrant could be decreased, all without a holder’s approval.
The public warrants were issued in registered form under the Warrant Agreement. The Warrant Agreement provides that the terms of the public warrants may be amended without the consent of any holder to cure any ambiguity or correct any defective provision, but requires the approval by the holders of at least 50% of the then-outstanding public warrants to make any change that adversely affects the interests of the registered holders of public warrants. Accordingly, NAAC may amend the terms of the public warrants in a manner adverse to a holder if holders of at least 50% of the then-outstanding public warrants approve of such amendment. Although NAAC’s ability to amend the terms of the public warrants with the consent of at least 50% of the then-outstanding public warrants is unlimited, examples of such amendments could be amendments to, among other things, increase the exercise price of the public warrants, convert the public warrants into cash or stock (at a ratio different than initially provided), shorten the exercise period or decrease the number of shares of Class A Ordinary Shares purchasable upon exercise of a public warrant.
The exercise price and redemption prices set forth in NAAC’s warrants may be reduced, which could dilute the interests of New Holdco Common Stock holders.
The NAAC Warrants have an exercise price of $11.50 per share, subject to adjustments, and will expire five years after the completion of the Business Combination or earlier upon redemption or liquidation. In addition, if (x) NAAC issues additional Class A Ordinary Shares or equity-linked securities for capital raising purposes in connection with the closing of the Initial Business Combination at an issue price or effective issue price of less than $9.20 per Class A Ordinary Shares (with such issue price or effective issue price to be determined in good faith by NAAC’s board of directors and, in the case of any such issuance to the Sponsor or its Affiliates, without taking into account any founder shares held by the Initial Shareholders or such Affiliates, as applicable, prior to such issuance) (the “Newly Issued Price”), (y) the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds, and interest thereon, available for the funding of the Initial Business Combination on the date of the completion of the Initial Business Combination (net of redemptions), and (z) the volume-weighted average trading price of our Class A Ordinary Shares during the 20 trading day period starting on the trading day prior to the day on which NAAC completes the Initial Business Combination (such price, the “Market Value”) is below $9.20 per share, then the exercise price of the warrants will be adjusted (to the nearest cent) to be equal to 115% of the higher of the Market Value and the Newly Issued Price, and the $10.00 and $18.00 per share redemption trigger prices will be adjusted (to the nearest cent) to be equal to 100% and 180% of the higher of the Market Value and the Newly Issued Price, respectively.
As described above in the subsection entitled “The Business Combination — Related Agreements — PIPE Financing”, the PIPE Investors have agreed to purchase approximately 11.7 million PIPE Shares at a price of $9.19 per share. In the event that the aggregate gross proceeds from the PIPE Financing and any other equity financing priced at $9.19 per share or lower represent more than 60% of the total equity proceeds available for the funding of the Initial Business Combination on the date of the completion of the Initial Business Combination (net of redemptions), and (z) the Market Value is below $9.20 per share, then the exercise price of the warrants will be adjusted (to the nearest cent) to be equal to 115% of the higher of the Market Value and the Newly Issued Price, and the $10.00 and $18.00 per share redemption trigger prices will be adjusted (to the nearest cent) to be equal to 100% and 180% of the higher of the Market Value and the Newly Issued Price, respectively. As a result of any such reduction in the exercise price of the NAAC Warrants, the interests of New Holdco Common Stock holders may be diluted following the exercise of such warrants. In addition, New Holdco may redeem such warrants, provided that the New Holdco Common Stock trades at a stock price equal to 100% or 180% of the higher of the Market Value and the Newly Issued Price, respectively.
NAAC may redeem unexpired NAAC Warrants prior to their exercise at a time that is disadvantageous to warrant holders, thereby making their warrants worthless.
NAAC has the ability to redeem its outstanding warrants at any time after they become exercisable and prior to their expiration, at a price of $0.01 per warrant, provided that the last reported sales price of the Class A Ordinary Shares equals or exceeds $18.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date on which NAAC gives proper notice of such redemption and provided certain other conditions are met. If and when the warrants become redeemable by NAAC, NAAC may exercise its redemption right even if NAAC is unable to register or qualify the underlying securities for sale under all applicable state securities laws. Redemption of the outstanding warrants could force you to (a) exercise your warrants and pay the exercise price therefor at a time when it may be disadvantageous for you to do so, (b) sell your warrants at the then-current market price when you might otherwise wish to hold your warrants, or (c) accept the nominal redemption price which, at the time the outstanding warrants are called for redemption, is likely to be substantially less than the market value of your warrants. None of the private placement warrants will be redeemable by NAAC for cash so long as they are held by the Sponsor or its permitted transferees.

In addition, NAAC may redeem your warrants after they become exercisable for a number of Class A Ordinary Shares determined based on the redemption date and the fair market value of the Class A Ordinary Shares. Any such redemption may have similar consequences to a cash redemption described above. In addition, such redemption may occur at a time when the warrants are “out-of-the-money,” in which case you would lose any potential embedded value from a subsequent increase in the value of the Class A Ordinary Shares had your warrants remained outstanding.
Because certain of the Class A Ordinary Shares and public warrants currently trade as NAAC Units consisting of one Class A Ordinary Share and one-third of one warrant, the NAAC Units may be worth less than units of other blank check companies.
Each NAAC Unit contains one-third of one warrant. Pursuant to the Warrant Agreement, no fractional warrants will be issued upon separation of the NAAC Units, and only whole warrants will trade. This is different from some other blank check companies similar to NAAC whose units include one share of common stock and one warrant to purchase one whole share. This unit structure may cause the NAAC Units to be worth less than if each included a warrant to purchase one whole share. NAAC has established the components of the NAAC Units in this way in order to reduce the dilutive effect of the warrants upon completion of an Initial Business Combination since the warrants will be exercisable in the aggregate for one-third of the number of shares compared to units that each contain a whole warrant to purchase one share, thus making NAAC a more attractive merger partner for target businesses. Nevertheless, this unit structure may cause the NAAC Units to be worth less than if they included a warrant to purchase one whole share.
The NAAC Board did not obtain a third-party valuation or fairness opinion in determining whether or not to proceed with the Business Combination.
The NAAC Board did not obtain a third-party valuation or fairness opinion in connection with its determination to approve the Business Combination. NAAC’s officers and directors have substantial experience in evaluating the operating and financial merits of companies from a wide range of industries and concluded that their experience and backgrounds, together with the experience and sector expertise of NAAC’s advisors, enabled them to make the necessary analyses and determinations regarding the Business Combination. Accordingly, investors will be relying solely on the judgment of the NAAC Board in valuing TeleSign and assuming the risk that the NAAC Board may not have properly valued the business. The lack of a third-party valuation or fairness opinion may also lead an increased number of shareholders to vote against the proposed Business Combination or demand redemption of their shares for cash, which could potentially impact NAAC’s ability to consummate the Business Combination.
NAAC cannot assure you that its diligence review has identified all material risks associated with the Business Combination, and you may be less protected as an investor from any material issues with respect to New Holdco’s business, including any material omissions or misstatements contained in the registration statement or proxy statement/prospectus relating to the Business Combination than an investor in an initial public offering.
Before entering into the Business Combination Agreement, NAAC performed a due diligence review of TeleSign and its business and operations; however, NAAC cannot assure you that its due diligence review identified all material issues, and certain unexpected risks may arise and previously known risks may materialize in a manner not consistent with NAAC’s preliminary risk analysis. Additionally, the scope of due diligence NAAC conducted in conjunction with the Business Combination may be different than would typically be conducted in the event TeleSign pursued an underwritten initial public offering. In a typical initial public offering, the underwriters of the offering conduct due diligence on the company to be taken public and, following the offering, the underwriters are subject to liability to private investors for any material misstatements or omissions in the registration statement related to such offering. While potential investors in an initial public offering typically have a private right of action against the underwriters of the offering for any of these material misstatements or omissions, there are no underwriters of the New Holdco Common Stock that will be issued pursuant to the registration statement of which this proxy statement/prospectus forms a part, and thus no corresponding right of action is available to investors in the Business Combination for any material misstatements or omissions in the registration statement or this proxy statement/prospectus. Therefore, as an investor in the Business Combination, you may be exposed to future losses, impairment charges, write-downs, write-offs, or other charges that could have a significant negative effect on New Holdco’s financial condition and results of operations and the share price of its securities, which could cause you to lose some or all of your investment without certain recourse against any underwriter that may be available in an underwritten public offering.
If the Business Combination’s benefits do not meet the expectations of investors, shareholders or financial analysts, the market price of NAAC’s securities may decline.
If the benefits of the Business Combination do not meet the expectations of investors or securities analysts, the market price of NAAC’s securities prior to the Acquisition Closing may decline. The market values of NAAC’s securities at the time of the Business Combination may vary significantly from their prices on the date the Business Combination Agreement was executed, the date of this proxy statement/prospectus or the date on which NAAC’s shareholders vote on the Business Combination.
In addition, following the Business Combination, fluctuations in the price of New Holdco’s securities could contribute to the loss of all or part of your investment in such securities. Accordingly, the valuation ascribed to the Class A Ordinary Shares in the Business Combination may not be indicative of the price of New Holdco’s securities that will prevail in the trading market following the Business Combination. If an active market for New Holdco’s securities develops and continues, the trading price of New Holdco’s securities following the Business Combination could be volatile and subject to wide fluctuations in response to various factors, some of which will be beyond New Holdco’s control. Any of the factors listed below could have a material adverse effect on your investment in New Holdco’s securities and New Holdco’s securities may trade at prices significantly below the price you paid for them. In such circumstances, the trading price of New Holdco’s securities may not recover and may experience a further decline.
Factors affecting the trading price of New Holdco’s securities following the Business Combination may include:
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actual or anticipated fluctuations in New Holdco’s quarterly financial results or the quarterly financial results of companies perceived to be similar to New Holdco;

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changes in the market’s expectations about New Holdco’s operating results;

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success of competitors;

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New Holdco’s operating results failing to meet the expectation of securities analysts or investors in a particular period;

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changes in financial estimates and recommendations by securities analysts concerning New Holdco or the market in general;

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operating and stock price performance of other companies that investors deem comparable to New Holdco;

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New Holdco’s ability to market new and enhanced products and technologies on a timely basis;

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changes in laws and regulations affecting New Holdco’s business;

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New Holdco’s ability to meet compliance requirements;

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commencement of, or involvement in, or the outcomes of, litigation involving New Holdco;

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changes in New Holdco’s capital structure, such as future issuances of securities or the incurrence of additional debt;

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the volume of New Holdco Common Stock available for public sale;

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any major change in the New Holdco Board or New Holdco’s management;

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sales of substantial amounts of New Holdco Common Stock by New Holdco’s directors, executive officers or significant shareholders or the perception that such sales could occur; and

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general economic and political conditions such as recessions, interest rates, fuel prices, international currency fluctuations and acts of war or terrorism.

Broad market and industry factors may materially harm the market price of our securities either before or after the consummation of the Business Combination irrespective of our operating performance. The stock market in general and Nasdaq have experienced price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of the particular companies affected. The trading prices and valuations of these stocks, and of our securities, may not be predictable. A loss of investor confidence in the market for retail stocks or the stocks of other companies which investors perceive to be similar to New Holdco following the Business Combination could depress New Holdco’s stock price regardless of its business, prospects, financial conditions or results of operations. A decline in the market price of New Holdco’s securities also could adversely affect its ability to issue additional securities and its ability to obtain additional financing in the future.
The Sponsor or NAAC’s directors, officers, advisors or any of their respective Affiliates may elect to purchase NAAC’s public shares from public shareholders, which may influence the vote on the Business Combination Proposals and reduce the public “float” of the Class A Ordinary Shares.
The Sponsor, NAAC’s directors, officers, advisors or any of their respective Affiliates may purchase public shares in privately negotiated transactions or in the open market either prior to or following the completion of the Business Combination, although they are under no obligation to do so. There is no limit on the number of public shares the Sponsor, NAAC’s directors, officers, advisors or any of their respective Affiliates may purchase in such transactions, subject to compliance with applicable law and the rules of Nasdaq. Any such privately negotiated purchases may be effected at purchase prices that are in excess of the per share pro rata portion of the Trust Account. However, the Sponsor and NAAC’s directors, officers, advisors and their respective Affiliates have no current commitments, plans or intentions to engage in such transactions and have not formulated any terms or conditions for any such transactions. None of the funds in the Trust Account will be used to purchase public shares in such transactions. None of the Sponsor, NAAC’s directors, officers, advisors or any of their respective Affiliates will make any such purchases when they are in possession of any material non-public information not disclosed to the seller of such public shares or during a restricted period under Regulation M under the Exchange Act. Such a purchase could include a contractual acknowledgement that such shareholder, although still the record holder of such public shares, is no longer the beneficial owner thereof and therefore agrees not to exercise its redemption rights, and could include a contractual provision that directs such shareholder to vote such shares in a manner directed by the purchaser.
In the event that the Sponsor or NAAC’s directors, officers, advisors, or any of their respective Affiliates purchase NAAC’s public shares in privately negotiated transactions from public shareholders who have already elected to exercise their redemption rights, such selling shareholders would be required to revoke their prior elections to redeem their shares.
The purpose of any such purchases of public shares could be to vote such shares in favor of the Business Combination and thereby increase the likelihood of obtaining shareholder approval of the Business Combination or to satisfy a closing condition in the Business Combination Agreement, where it appears that such requirement would otherwise not be met. Any such purchases of NAAC’s public shares may result in the completion of the Business Combination that may not otherwise have been possible. Any such purchases will be reported pursuant to Section 13 and Section 16 of the Exchange Act to the extent the purchasers are subject to such reporting requirements.
In addition, if such purchases are made, the public “float” of the Class A Ordinary Shares may be reduced and the number of beneficial holders of NAAC’s securities may be reduced, which may make it difficult to maintain or obtain the quotation, listing or trading of NAAC’s securities on a national securities exchange. See the subsection entitled “The Business Combination — Potential Purchases of Public Shares” for a description of how the Sponsor and NAAC’s directors, officers, advisors or any of their respective Affiliates will select which shareholders or warrant holders to purchase securities from in any private transaction.
Changes in laws or regulations, or a failure to comply with any laws or regulations, may adversely affect NAAC’s or, after the consummation of the Business Combination, New Holdco’s business, investments, and results of operations.
NAAC is and, after the consummation of the Business Combination, New Holdco will be subject to laws and regulations enacted by national, regional and local governments. In particular, NAAC is and New

Holdco will be required to comply with certain SEC and other legal requirements. Compliance with, and monitoring of, applicable laws and regulations may be difficult, time consuming and costly. Those laws and regulations and their interpretation and application may also change from time to time and those changes could have a material adverse effect on NAAC’s and New Holdco’s businesses, investments, and results of operations. In addition, a failure to comply with applicable laws or regulations, as interpreted and applied, could have a material adverse effect on NAAC’s and New Holdco’s businesses, including NAAC’s ability to negotiate and complete the Business Combination, and results of operations.
The JOBS Act permits “emerging growth companies” like NAAC to take advantage of certain exemptions from various reporting requirements applicable to other public companies that are not emerging growth companies.
NAAC qualifies as an “emerging growth company” as defined in Section 2(a)(19) of the Securities Act, as modified by the JOBS Act. As such, NAAC takes advantage of certain exemptions from various reporting requirements applicable to other public companies that are not emerging growth companies, including (a) the exemption from the auditor attestation requirements with respect to internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act, (b) the exemptions from say-on-pay, say-on-frequency and say-on-golden parachute voting requirements and (c) reduced disclosure obligations regarding executive compensation in NAAC’s periodic reports and proxy statements. As a result, NAAC shareholders may not have access to certain information they deem important. NAAC will remain an emerging growth company until the earliest of (a) the last day of the fiscal year (i) following January 26, 2026, the fifth anniversary of the IPO, (ii) in which it has total annual gross revenue of at least $1.07 billion (as adjusted for inflation pursuant to SEC rules from time to time) or (iii) in which NAAC is deemed to be a large accelerated filer, which means the market value of the Class A Ordinary Shares that are held by non-Affiliates exceeds $700 million as of the last business day of the prior second fiscal quarter, and (b) the date on which NAAC has issued more than $1.0 billion in non-convertible debt during the prior three year period.
In addition, Section 107 of the JOBS Act provides that an emerging growth company can take advantage of the exemption from complying with new or revised accounting standards provided in Section 7(a)(2)(B) of the Securities Act as long as it is an emerging growth company. An emerging growth company can therefore delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies, but any such election to opt out is irrevocable. NAAC has elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, NAAC, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of NAAC’s financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.
NAAC cannot predict if investors will find the Class A Ordinary Shares less attractive because it will rely on these exemptions. If some investors find the Class A Ordinary Shares less attractive as a result, there may be a less active trading market for the Class A Ordinary Shares and NAAC’s share price may be more volatile.
NAAC identified material weaknesses in its internal control over financial reporting and may identify additional material weaknesses in the future or otherwise fail to maintain effective internal control over financial reporting, which may result in material misstatements of NAAC’s financial statements or cause NAAC to fail to meet its periodic reporting obligations. These material weaknesses could adversely affect NAAC’s ability to report its results of operations and financial condition accurately and in a timely manner.
NAAC’s management is responsible for establishing and maintaining adequate internal control over financial reporting designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. NAAC’s management is likewise required, on a quarterly basis, to evaluate the effectiveness of its internal controls and to disclose any changes and material weaknesses identified through such evaluation in those internal controls. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. If NAAC concludes that a material weakness occurred or is occurring, NAAC expects to evaluate and pursue steps to remediate the material weakness. These remediation measures may be time consuming and costly and there is No assurance that these initiatives will ultimately have the intended effects.
NAAC identified a material weakness in its internal control over financial reporting relating to NAAC’s evaluation of complex accounting issues, as more fully described in NAAC’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2021. This material weakness resulted in the restatement of NAAC’s December 31, 2020 financial statements. NAAC identified a material weakness in its internal control over financial reporting relating to NAAC’s evaluation of complex accounting issues, as more fully described in NAAC’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2021. This material weakness resulted in a restatement of NAAC’s January 26, 2021 balance sheet. In addition, NAAC identified a material weakness in its internal control over financial reporting relating to the accounting for NAAC’s redeemable equity instruments, as further described in NAAC’s Quarterly Report on Form 10-Q for quarter ended September 30, 2021. Specifically, NAAC’s management has concluded that its control around the interpretation and accounting for certain complex financial instruments issued by NAAC was not effectively designed or maintained. This material weakness resulted in the restatement of NAAC’s audited balance sheet as of January 26, 2021, included in NAAC’s Current Report on Form 8-K, filed with the SEC on February 1, 2021, and NAAC’s interim financial statements for the quarters ended March 31, 2021 and June 30, 2021. Additionally, this material weakness could result in a misstatement of the warrant liability, Class A ordinary shares and related accounts and disclosures that would result in a material misstatement of the financial statements that would not be prevented or detected on a timely basis. As a result of this material weakness, NAAC’s management concluded that NAAC’s internal control over financial reporting was not effective as of March 31, 2021, June 30, 2021 and September 30, 2021.
In light of the foregoing, NAAC plans to enhance its processes to identify and appropriately apply applicable accounting requirements to better evaluate and understand the nuances of the complex accounting standards that apply to NAAC’s financial statements. NAAC’s plans at this time include providing enhanced access to accounting literature, research materials and documents and increased communication among personnel and third-party professionals with whom we consult regarding complex accounting applications. The elements of NAAC’s remediation plan can only be accomplished over time, and NAAC can offer No assurance that these initiatives will ultimately have the intended effects.
Any failure to maintain such internal control could adversely impact NAAC’s ability to report its financial position and results of operations on a timely and accurate basis. If NAAC’s financial statements are not accurate, investors may not have a complete understanding of its operations. Likewise, if NAAC’s financial statements are not filed on a timely basis, NAAC could be subject to sanctions or investigations by the stock exchange on which its securities are listed, the SEC or other regulatory authorities. In either case, there could result a material adverse effect on NAAC’s business. Failure to timely file will cause NAAC to be ineligible to utilize short form registration statements on Form S-3 or Form S-4, which may impair its ability to obtain capital in a timely fashion to execute business strategies or issue shares to effect an acquisition. Ineffective internal controls could also cause investors to lose confidence in NAAC’s reported financial information, which could have a negative effect on the trading price of NAAC’s stock.
We can give No assurance that any additional material weaknesses or restatements of financial results will not arise in the future due to a failure to implement and maintain adequate internal control over financial reporting or circumvention of these controls. In addition, even if NAAC is successful in strengthening its controls and procedures, in the future those controls and procedures may not be adequate to prevent or identify irregularities or errors or to facilitate the fair presentation of NAAC’s financial statements.
The NAAC Warrants and NAAC Founder Shares may have an adverse effect on the market price of the Class A Ordinary Shares and make it more difficult to effectuate the Business Combination.
NAAC issued warrants to purchase 12,650,000 Class A Ordinary Shares as part of the NAAC Units. NAAC also issued 7,126,667 private placement warrants, each exercisable to purchase one Class A Ordinary Share at $11.50 per share.

NAAC’s initial shareholders currently own an aggregate of 9,487,500 NAAC Founder Shares. The NAAC Founder Shares are convertible into Class A Ordinary Shares on a one-for-one basis, subject to adjustment for share splits, share dividends, reorganizations, recapitalizations and the like and subject to further adjustment as set forth herein. In addition, if the Sponsor makes any working capital loans, it may convert those loans into up to an additional 1,000,000 private placement warrants, at the price of $1.50 per warrant. Any issuance of a substantial number of additional Class A Ordinary Shares upon exercise of these warrants and conversion rights will increase the number of issued and outstanding Class A Ordinary Shares and reduce the value of the Class A Ordinary Shares issued to complete the Business Combination. Therefore, the NAAC Warrants and NAAC Founder Shares may make it more difficult to effectuate the Business Combination or increase the cost of acquiring TeleSign.
NAAC does not have a specified maximum redemption threshold. The absence of such a redemption threshold may make it possible for NAAC to complete the Business Combination even if a substantial majority of NAAC’s shareholders do not agree.
The Existing Organizational Documents do not provide a specified maximum redemption threshold, except that in no event will NAAC redeem public shares in an amount that would cause its net tangible assets to be less than $5,000,001 after giving effect to the transactions contemplated by the Business Combination Agreement and the PIPE Financing unless the Class A Ordinary Shares otherwise do not constitute “penny stock” as such term is defined in Rule 3a51-1 of the Exchange Act. As a result, NAAC may be able to complete the Business Combination even though a substantial majority of its public shareholders do not agree with the transaction and have redeemed their shares or have entered into privately negotiated agreements to sell their shares to the Sponsor, NAAC’s officers, directors, advisors or any of their respective Affiliates. In the event the aggregate cash consideration NAAC would be required to pay for all of the Class A Ordinary Shares that are validly submitted for redemption plus any amount required to satisfy cash conditions pursuant to the terms of the proposed Business Combination exceeds the aggregate amount of cash available to NAAC, it will not complete the Business Combination or redeem any shares, all of the Class A Ordinary Shares submitted for redemption will be returned to the holders thereof, and NAAC instead may search for an alternate Initial Business Combination.
The market price of shares of New Holdco Common Stock after the Business Combination may be affected by factors different from those currently affecting the price of the Class A Ordinary Shares.
Upon completion of the Business Combination, TeleSign stockholders will become holders of New Holdco Common Stock. Prior to the Business Combination, NAAC has limited operations. Upon completion of the Business Combination, New Holdco’s results of operations will depend upon the performance of TeleSign business, which is affected by factors that are different from those currently affecting the results of operations of NAAC.
The NAAC Warrants are accounted for as liabilities and the changes in value of the NAAC Warrants could have a material effect on NAAC’s financial results.
On April 12, 2021, the Acting Director of the Division of Corporation Finance and Acting Chief Accountant of the SEC issued a statement entitled “Staff Statement on Accounting and Reporting Considerations for Warrants Issued by Special Purpose Acquisition Companies (“SPACs”)” (the “SEC Staff Statement”), which focused on certain settlement terms and provisions related to certain tender offers following a business combination, which terms are similar to those contained in the Warrant Agreement governing the NAAC Warrants. As a result of the SEC Staff Statement, NAAC reevaluated the accounting treatment of the NAAC Warrants and determined to classify the NAAC Warrants as derivative liabilities measured at fair value, with changes in fair value each period reported in earnings.
As a result, included on NAAC’s balance sheet as of September 30, 2021 are derivative liabilities related to the embedded features contained within the NAAC Warrants. Accounting Standards Codification (“ASC”) 815-40, Derivatives and Hedging: Contracts in an Entities Own Equity (“ASC 815-40”) provides for the remeasurement of the fair value of such derivatives at each balance sheet date, with a resulting non-cash gain or loss related to the change in the fair value being recognized in earnings in the statement of operations. As a result of the recurring fair value measurement, NAAC’s financial statements and results of operations may fluctuate quarterly, based on factors that are outside of NAAC’s control. Due to the recurring fair value measurement, NAAC expects that it will recognize non-cash gains or losses on the NAAC Warrants each reporting period and that the amount of such gains or losses could be material.
Upon consummation of the Business Combination, the rights of the holders of New Holdco Common Stock arising under the DGCL as well as the Proposed Organizational Documents will differ from and may be less favorable to the rights of holders of Class A Ordinary Shares arising under Cayman Islands law as well as the Existing Organizational Documents.
Upon consummation of the Business Combination, the rights of holders of New Holdco Common Stock will arise under the Proposed Organizational Documents as well as the DGCL. The Proposed Organizational Documents and the DGCL contain provisions that differ in some respects from those in the Existing Organizational Documents and under Cayman Islands law and, therefore, some rights of holders of New Holdco Common Stock could differ from the rights that holders of Class A Ordinary Shares currently possess. For instance, while class actions are generally not available to shareholders under Cayman Islands law, such actions are generally available under the DGCL. This change could increase the likelihood that New Holdco becomes involved in costly litigation, which could have a material adverse effect on New Holdco.
In addition, there are changes from the Existing Organizational Documents to the Proposed Organizational Documents. For a more detailed description of the rights of holders of New Holdco Common Stock and how they may differ from the rights of holders of Class A Ordinary Shares, please see the section entitled “Comparison of Corporate Governance and Shareholder Rights.” The forms of the Proposed Certificate of Incorporation and the Proposed Bylaws of New Holdco are attached as Annex B and Annex C, respectively, to this proxy statement/prospectus, and you are urged to read them.
The Proposed Organizational Documents will provide, subject to limited exceptions, that the Court of Chancery of the State of Delaware will be the sole and exclusive forum for certain stockholder litigation matters, which could limit stockholders’ ability to obtain a more favorable judicial forum for disputes with New Holdco or its directors, officers, employees or stockholders.
The Proposed Organizational Documents will require, to the fullest extent permitted by law, that derivative actions brought in name of New Holdco, actions against directors, officers and employees for breach of fiduciary duty and other similar actions may be brought in the Court of Chancery in the State of Delaware or, if that court lacks subject matter jurisdiction, another federal or state court situated in the State of Delaware. Any person or entity purchasing or otherwise acquiring any interest in shares of capital stock shall be deemed to have notice of and consented to the forum provisions in the Proposed Organizational Documents. In addition, the Proposed Organizational Documents will provide that the federal district courts of the United States shall be the exclusive forum for the resolution of any complaint asserting a cause of action under the Securities Act and the Exchange Act.
In March 2020, the Delaware Supreme Court issued a decision in Salzburg et al. v. Sciabacucchi, which found that an exclusive forum provision providing for claims under the Securities Act to be brought in federal court is facially valid under Delaware law. It is unclear whether this decision will be appealed, or what the final outcome of this case will be. New Holdco intends to enforce this provision, but it does not know whether courts in other jurisdictions will agree with this decision or enforce it.
This choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with New Holdco or any of its directors, officers, other employees or stockholders, which may discourage lawsuits with respect to such claims. Alternatively, if a court were to find the choice of forum provision contained in the Proposed Certificate of Incorporation to be inapplicable or unenforceable in an action, New Holdco may incur additional costs associated with resolving such action in other jurisdictions, which could harm its business, operating results and financial condition.
Additionally, it is uncertain whether this choice of forum provision is enforceable. Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. In light of this uncertainty, investors bringing a claim may face certain additional risks, including increased costs and uncertainty of litigation outcomes.

U.S. holders may recognize gain for U.S. federal income tax purposes as a result of the SPAC Merger.
U.S. holders may be subject to U.S. federal income tax as a result of the SPAC Merger. As discussed more fully under “Material U.S. Federal Income Tax Considerations,” McDermott Will & Emery LLP has delivered an opinion to NAAC to the effect that, under the U.S. federal income tax laws in effect as of the date of such opinion, the SPAC Merger should constitute a tax-deferred reorganization within the meaning of Section 368(a)(1)(F) of the Code. However, it is not possible to predict whether the IRS or a court considering the issue would take a contrary position. If the SPAC Merger fails to qualify as a reorganization under Section 368(a)(1)(F) of the Code, subject to the PFIC rules described in further detail below, a U.S. holder generally would recognize gain or loss with respect to its Class A Ordinary Shares in an amount equal to the difference, if any, between the fair market value of the corresponding shares of New Holdco Common Stock received in the SPAC Merger and the U.S. holder’s adjusted tax basis in its Class A Ordinary Shares surrendered in exchange therefor. Even if the SPAC Merger qualifies as a tax-deferred reorganization within Section 368 as a tax-deferred reorganization within Section 368(a)(1)(F) of the Code, U.S. holders will be subject to the PFIC rules, which may result in taxable income or gain (discussed more fully under “Material U.S. Federal Income Tax Considerations), as well as Section 367(b) of the Code. Under the rules of Section 367(b) of the Code: a U.S. holder that on the day of the SPAC Merger beneficially owns (actually and constructively) Class A Ordinary Shares with a fair market value of less than $50,000 on the date of the SPAC Merger, and that, on the date of the SPAC Merger owns (actually and constructively) less than 10% of the total combined voting power of all classes of our stock entitled to vote and less than 10% of the total value of all classes of our stock, generally will not recognize any gain or loss and will not be required to include any part of NAAC’s earnings in income in respect of the SPAC Merger; a U.S. holder that on the day of the SPAC Merger beneficially owns (actually and constructively) Class A Ordinary Shares with a fair market value of $50,000 or more, but less than 10% of the total combined voting power of all classes of our stock entitled to vote and less than 10% or more of the total value of all classes of our stock, generally will recognize gain (but not loss) in respect of the SPAC Merger as if such U.S. holder exchanged its Class A Ordinary Shares and NAAC Warrants for New Holdco Common Stock and New Holdco Warrants in a taxable transaction, unless such U.S. holder elects in accordance with applicable Treasury Regulations to include in income as a deemed dividend the “all earnings and profits amount” (as defined in the Treasury Regulations under Section 367(b) of the Code) attributable to the Class A Ordinary Shares held directly by such U.S. holder; and a U.S. holder that on the day of the SPAC Merger beneficially owns (actually or constructively) 10% or more of the total combined voting power of all classes of our stock entitled to vote or 10% or more of the total value of all classes of our stock, will generally be required to include in income as a deemed dividend the “all earnings and profits amount” attributable to the Class A Ordinary Shares held directly by such U.S. holder; however, any such U.S. holder that is a corporation may, under certain circumstances, effectively be exempt from taxation on a portion or all of the deemed dividend pursuant to Section 245A of the Code (commonly referred to as the participation exemption).
Furthermore, even if the SPAC Merger qualifies as a “reorganization” under the Section 368(a)(1)(F) of the Code, a U.S. holder of Class A Ordinary Shares or NAAC Warrants may, in certain circumstances, still recognize gain (but not loss) upon the exchange of its Class A Ordinary Shares or NAAC Warrants for New Holdco Common Stock and New Holdco Warrants pursuant to the SPAC Merger under the PFIC rules of the Code equal to the excess, if any, of the fair market value of the New Holdco Common Stock and New Holdco Warrants received in the SPAC Merger over the U.S. holder’s adjusted tax basis in the corresponding Class A Ordinary Shares or NAAC Warrants surrendered in exchange therefor. The tax on any such gain so recognized would be imposed at the rate applicable to ordinary income and an interest charge would apply. For a more complete discussion of the potential application of the PFIC rules to U.S. holders as a result of the SPAC Merger, see “Material U.S. Federal Income Tax Considerations — U.S. Holders — PFIC Considerations.”
Because the SPAC Merger will occur immediately after any redemption of Class A Ordinary Shares in connection with the Business Combination, U.S. holders exercising redemption rights will not be subject to the potential tax consequences of the SPAC Merger with respect to Class A Ordinary Shares redeemed in such a redemption.

Risks Related to the Redemption
There is no guarantee that a shareholder’s decision whether to redeem its shares for a pro rata portion of the Trust Account will put the shareholder in a better future economic position.
NAAC can give no assurance as to the price at which a shareholder may be able to sell its public shares in the future following the completion of the Business Combination or any alternative Business Combination. Certain events following the consummation of the Business Combination may cause an increase in the price of New Holdco Common Stock and may result in a lower value realized now than a shareholder might realize in the future had the shareholder redeemed their shares. Similarly, if a shareholder does not redeem their shares, the shareholder will bear the risk of ownership of the New Holdco Common Stock after the consummation of the Business Combination, and there can be no assurance that a shareholder can sell its shares in the future for a greater amount than the redemption price set forth in this proxy statement/prospectus. A shareholder should consult, and rely solely upon, the shareholder’s own tax and/or financial advisor for assistance on how this may affect his, her or its individual situation.
If NAAC’s shareholders fail to comply with the redemption requirements specified in this proxy statement/prospectus, they will not be entitled to redeem their Class A Ordinary Shares for a pro rata portion of the funds held in the Trust Account.
In order to exercise their redemption rights, holders of public shares are required to submit a request in writing and deliver their shares (either physically or electronically) to NAAC’s transfer agent at least two business days prior to the extraordinary general meeting. Shareholders electing to redeem their shares will receive their pro rata portion of the Trust Account, including interest not previously released to us to pay NAAC’s taxes, calculated as of two business days prior to the anticipated consummation of the Business Combination. See the subsection entitled “Extraordinary General Meeting — Redemption Rights” for additional information on how to exercise your redemption rights.
Shareholders who wish to redeem their shares for a pro rata portion of the Trust Account must comply with specific requirements for redemption that may make it more difficult for them to exercise their redemption rights prior to the deadline.
Public shareholders who wish to redeem their shares for a pro rata portion of the Trust Account must, among other things, as more fully described in the subsection entitled “Extraordinary General Meeting — Redemption Rights,” tender their certificates to NAAC’s transfer agent or deliver their shares to the transfer agent electronically through DTC prior to 5:00 p.m., Eastern time, on                 , 2022. In order to obtain a physical stock certificate, a shareholder’s broker and/or clearing broker, DTC and NAAC’s transfer agent will need to act to facilitate this request. It is NAAC’s understanding that shareholders should generally allot at least two weeks to obtain physical certificates from the transfer agent. However, because NAAC does not have any control over this process or over the brokers, it may take significantly longer than two weeks to obtain a physical certificate. If it takes longer than anticipated to obtain a physical certificate, shareholders who wish to redeem their shares may be unable to obtain physical certificates by the deadline for exercising their redemption rights and thus will be unable to redeem their shares.
In addition, holders of outstanding NAAC Units must separate the underlying public shares and public warrants prior to exercising redemption rights with respect to the public shares. If you hold NAAC Units registered in your own name, you must deliver the certificate for such units or deliver such units electronically to Continental Stock Transfer & Trust Company with written instructions to separate such units into public shares and public warrants. This must be completed far enough in advance to permit the mailing of the public share certificates or electronic delivery of the public shares back to you so that you may then exercise your redemption rights with respect to the public shares following the separation of such public shares from the NAAC Units.
If a broker, dealer, commercial bank, trust company or other nominee holds your NAAC Units, you must instruct such nominee to separate your NAAC Units. Your nominee must send written instructions by facsimile to Continental Stock Transfer & Trust Company. Such written instructions must include the number of NAAC Units to be split and the nominee holding such units. Your nominee must also initiate electronically, using DTC’s DWAC system, a withdrawal of the relevant NAAC Units and a deposit of the corresponding number of public shares and public warrants. This must be completed far enough in advance to permit your nominee to exercise your redemption rights with respect to the public shares following the separation of such public shares from the NAAC Units. While this is typically done electronically on the same business day, you should allow at least one full business day to accomplish the separation. If you fail to cause your public shares to be separated in a timely manner, you will likely not be able to exercise your redemption rights.
If a public shareholder fails to receive notice of NAAC’s offer to redeem its public shares in connection with the Business Combination, or fails to comply with the procedures for tendering its shares, such shares may not be redeemed.
NAAC will comply with the proxy rules when conducting redemptions in connection with the Business Combination. Despite NAAC’s compliance with these rules, if a public shareholder fails to receive NAAC’s proxy materials, such shareholder may not become aware of the opportunity to redeem its public shares. In addition, the proxy materials that NAAC will furnish to holders of its public shares in connection with the Business Combination will describe the various procedures that must be complied with in order to validly redeem public shares. In the event that a shareholder fails to comply with these or any other procedures, its public shares may not be redeemed.
If NAAC is unable to consummate the Business Combination or any other Initial Business Combination within the Combination Period, the public shareholders may be forced to wait beyond such date before redemption from the Trust Account.
If NAAC is unable to consummate the Business Combination or any other Initial Business Combination within the Combination Period, NAAC will (a) cease all operations except for the purpose of winding up, (b) as promptly as reasonably possible but not more than ten business days thereafter, redeem the public shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to NAAC to pay its taxes (less up to $100,000 of interest to pay dissolution expenses and net of taxes payable), divided by the number of then-outstanding public shares, which redemption will completely extinguish public shareholders’ rights as shareholders (including the right to receive further liquidating distributions, if any), subject to applicable law, and (c) as promptly as reasonably possible following such redemption, subject to the approval of NAAC’s remaining shareholders and the NAAC Board, liquidate and dissolve, subject in each case of (b) and (c) above to NAAC’s obligations under Cayman Islands law to provide for claims of creditors and in all cases subject to the other requirements of applicable law.
Whether a redemption of Class A Ordinary Shares will be treated as a sale of such Class A Ordinary Shares for U.S. federal income tax purposes will depend on a shareholder’s specific facts.
The U.S. federal income tax treatment of a redemption of Class A Ordinary Shares will depend on whether the redemption qualifies as a sale of such Class A Ordinary Shares under Section 302(a) of the Code, which will depend largely on the total number of Class A Ordinary Shares treated as held by the shareholder electing to redeem its Class A Ordinary Shares (including any shares of constructively owned by the holder as a result of owning NAAC Warrants or otherwise) relative to all of the Class A Ordinary Shares outstanding both before and after the redemption. If such redemption is not treated as a sale of Class A Ordinary Shares for U.S. federal income tax purposes, the redemption will instead be treated as a corporate distribution of cash from NAAC. For more information about the U.S. federal income tax treatment of the redemption of Class A Ordinary Shares, see “Material U.S. Federal Income Tax Considerations — U.S. Holders — Effect to U.S. Holders Exercising Redemption Rights” or “Material U.S. Federal Income Tax Considerations — Non-U.S. Holders — Effect to Non-U.S. Holders Exercising Redemption Rights,” as applicable. In addition, if NAAC were classified as PFIC, a U.S. holder of Class A Ordinary Shares that exercises its redemption rights may be subject to the PFIC rules under “Material U.S. Federal Income Tax Considerations — U.S. Holders — PFIC Considerations” below.
Regardless of the redemption scenario, we expect to be a “controlled company” within the meaning of Nasdaq Global Market rules and, as a result, we will qualify for exemptions from certain corporate governance requirements.
Following the Business Combination, BICS will own a majority interest in Telesign, Inc.. Accordingly, you may not have the same protections afforded to stockholders of companies that are subject to all of the

Nasdaq corporate governance requirements and the interests of the controlling entity may not coincide with the interests of other holders of Telesign common stock. As long as we remain a controlled company, we are not subject to the requirements that would otherwise require us to have: (i) a majority of independent directors; (ii) a nominating committee comprised solely of independent directors; (iii) compensation of our executive officers determined by a majority of the independent directors or a compensation committee comprised solely of independent directors; and (iv) director nominees selected, or recommended for the Board’s selection, either by a majority of the independent directors or a nominating committee comprised solely of independent directors.
BICS may have its interest in Telesign, Inc. diluted due to future equity issuances or its own actions in selling shares of the Company, which in each case could result in a loss of the “controlled company” exemption under The Nasdaq Global Market listing rules. We would then be required to comply with those provisions of The Nasdaq Global Market listing requirements.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION
The following unaudited pro forma condensed combined balance sheet as of December 31, 2021 and the unaudited pro forma condensed combined statement of operations for the year ended December 31, 2021 present the combined financial information of NAAC and TeleSign after giving effect to the Business Combination and related adjustments described in the accompanying notes.
The unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X, as amended by the final rule, Release 33 10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses.” The following unaudited pro forma condensed combined statement of operations for the year ended December 31, 2021 gives pro forma effect to the Business Combination as if it had occurred on January 1, 2021. The unaudited pro forma condensed combined balance sheet as of December 31, 2021 gives pro forma effect to the Business Combination as if it was completed on December 31, 2021.
The unaudited pro forma condensed combined financial information are based on and should be read in conjunction with the audited historical financial statements of each of NAAC and TeleSign and the related notes thereto as of and for the years ended December 31, 2021, and December 31, 2020, as well as the disclosures contained in the sections titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of NAAC” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of TeleSign.”
The unaudited pro forma condensed combined financial statements have been presented for illustrative purposes only and do not necessarily reflect what New Holdco’s financial condition or results of operations would have been had the Business Combination occurred on the dates indicated. Further, the unaudited pro forma condensed combined financial information also may not be useful in predicting the future financial condition and results of operations of New Holdco. The actual financial position and results of operations may differ significantly from the pro forma amounts reflected herein due to a variety of factors. The unaudited pro forma adjustments represent management’s estimates based on information available as of the date of these unaudited pro forma condensed combined financial statements and are subject to change as additional information becomes available and analyses are performed.
On December 16, 2021, NAAC entered into the Business Combination Agreement with TeleSign, under the terms of which, NAAC created wholly owned subsidiaries, New Holdco and New SPAC. Pursuant to the terms of the Business Combination Agreement, NAAC will merge with New SPAC, with New SPAC remaining as the surviving entity. Following the SPAC Merger, New Holdco will purchase from BICS all outstanding shares of TeleSign Common Stock in exchange for a combination of cash consideration and New Holdco Common Stock. Immediately following the closing of the Business Combination, New Holdco expects the New Holdco Common Stock to trade on Nasdaq under the ticker symbol “TSGN”, pending Nasdaq approval.
The unaudited pro forma condensed combined information assumes that NAAC’s shareholders approve the proposed Business Combination. NAAC’s public shareholders may elect to redeem their Class A Ordinary Shares for cash even if they approve the proposed Business Combination. NAAC cannot predict how many of its public shareholders will exercise their right to have their public shares redeemed for cash. As a result, New Holdco has elected to provide the unaudited pro forma condensed combined financial information under three different redemption scenarios as described below.
•
Assuming No Redemption:   This scenario assumes that no Class A Ordinary Shares are redeemed.

•
Assuming Interim Redemption:   This scenario assumes that [•] Class A Ordinary Shares ([•]% of the issued and outstanding shares of Class A Ordinary Shares) are redeemed at approximately $10.00 per share for an aggregate payment of $[•] to be redeemed out of the Trust Account.

•
Assuming Maximum Redemption:   This scenario assumes that 37,950,000 Class A Ordinary Shares are redeemed for an aggregate payment of $379,500,000, which is derived from the number of shares that could be redeemed in connection with the Business Combination at an assumed redemption price of $10.00 per share based on the Trust Account balance as of December 31, 2021 in order for the amount of cash on hand to satisfy the minimum amount required to consummate the Business Combination of at least $200,000,000 after giving effect to the PIPE Financing.

The actual results are expected to be within the parameters described by the three scenarios. However, there can be no assurance regarding which scenario will be closest to the actual results. Under each scenario, TeleSign is considered the accounting acquirer.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET
As of December 31, 2021
(in thousands, except share and per share amounts)
	As of December 31, 2021		Assuming No Redemption		Assuming Interim Redemption		Assuming Maximum Redemption
	North Atlantic Acquisition Corp Historical (US GAAP)	Torino Holding Corp Historical (US GAAP)	Pro Forma Adjustments	Pro Forma Combined	Pro Forma Adjustments	Pro Forma Combined	Pro Forma Adjustments	Pro Forma Combined
ASSETS
Cash and cash equivalents
Accounts receivable, net
Accounts receivable- related party
Prepaid expenses
Other current assets
Deferred offering costs
Total current assets
Property and equipment, net
Operating right-of-use asset
Intangible assets, net
Goodwill
Deferred tax asset
Other assets
Prepaid expense – non-current
Marketable securities held in Trust Account
Total assets
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accrued offering costs and expenses
Accrued expenses
Accounts Payable
Accounts payable and Accrued expenses- related party
Operating lease liability, current
Deferred revenue
Deferred tax liability, current
Other current liabilities
Due to related party
Promissory note – related party
Total current liabilities
Other liabilities
Operating lease liability, non-current
Deferred tax liability, non-current

	As of December 31, 2021		Assuming No Redemption		Assuming Interim Redemption		Assuming Maximum Redemption
	North Atlantic Acquisition Corp Historical (US GAAP)	Torino Holding Corp Historical (US GAAP)	Pro Forma Adjustments	Pro Forma Combined	Pro Forma Adjustments	Pro Forma Combined	Pro Forma Adjustments	Pro Forma Combined
Forward Purchase Agreement liability
Warrant Liability
Deferred underwriting discount
Total Liabilities
Commitments and Contingences
Class A ordinary shares subject to possible redemption
Stockholders’ equity
New Holdco Common Stock, $0.01 par value, 1,000 shares authorized; 100 shares issued and outstanding as of December 31, 2021
Torino Holding Corp common stock, $0.0001 par value; 100 shares authorized; 100 shares issued and outstanding as of December 31, 2021
Class B Ordinary Shares, $0.0001 par value; 20,000,000 shares authorized; 9,487,500 shares issued and outstanding at December 31, 2021
Additional Paid-in-capital
Accumulated other comprehensive loss
Retained earnings (accumulated deficit)
Total Stockholders’ Equity
Total Liabilities, Redeemable Stock and Stockholders’ Equity

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
For the Year Ended December 31, 2021
(in thousands, except share and per share amounts)
For the Year Ended December 31, 2021
			Assuming No Redemption		Assuming Interim Redemption		Assuming Maximum Redemption
	North Atlantic Acquisition Corp (Historical) (US GAAP)	Torino Holding Corp Historical (US GAAP)	Pro Forma Adjustments	Pro Forma Combined	Pro Forma Adjustments	Pro Forma Combined	Pro Forma Adjustments	Pro Forma Combined
Net Revenues:
Net revenues
Net revenues- related party
Total revenue
Cost of revenues
Cost of revenues- related party
total Cost of Sales
Gross Margin
Operating expenses:
Research and development
Sales and marketing
General and administrative
Formation and operating costs
Total operating expenses
Income (loss) from operations
Other income (expense), net
Warrant issue costs
Change in fair of Forward Purchase Agreement liability
Change in fair value of warrant liability
Trust interest income
Total other (income) expense
Income (loss) before provision for income taxes
Provision for income taxes (benefit)
Net income (loss)
Net income (loss) per share attributable to Class A common stockholders, basic and diluted
Weighted-average shares used to compute net income (loss) per share attributable to Class A common stockholders, basic and diluted

For the Year Ended December 31, 2021
			Assuming No Redemption		Assuming Interim Redemption		Assuming Maximum Redemption
	North Atlantic Acquisition Corp (Historical) (US GAAP)	Torino Holding Corp Historical (US GAAP)	Pro Forma Adjustments	Pro Forma Combined	Pro Forma Adjustments	Pro Forma Combined	Pro Forma Adjustments	Pro Forma Combined
Net income (loss) per share attributable to Class B common stockholders, basic and diluted
Weighted-average shares used to compute net income (loss) per share attributable to Class B common stockholders, basic and diluted
Net income (loss) per share attributable to Torino Holding Corp common stockholder, basic
Weighted-average shares used to compute net income (loss) per share attributable to Torino Holding Corp common stockholder, basic
Net income (loss) per share attributable to Torino Holding Corp common stockholder, diluted
Weighted-average shares used to compute net income (loss) per share attributable to Torino Holding Corp common stockholder, diluted
Net income (loss) per share attributable to New Holdco common stockholders, basic
Weighted-average shares used to compute net income (loss) per share attributable to New Holdco common stockholders, basic
Net income per share attributable to New Holdco common stockholders, diluted
Weighted-average shares used to compute net income (loss) per share attributable to New Holdco common stockholders, diluted

NOTES TO THE UNAUDITED PRO FORMA CONDENSED FINANCIAL
INFORMATION
Note 1  —  Description of the Business Combination
On December 16, 2021, NAAC entered into the Business Combination Agreement with TeleSign, under the terms of which, NAAC will acquire TeleSign through a series of transactions and NAAC will change its name to New Holdco. After giving effect to the Business Combination, New Holdco will own all of the issued and outstanding equity interests of TeleSign and its subsidiaries.
At the SPAC Merger Effective Time in connection with the Business Combination, NAAC’s Class A Ordinary Shares were converted into shares of New Holdco Common Stock on a one-for-one basis and NAAC Founder Shares were converted into shares of New Holdco Common Stock on a one-for-one basis. Each of the then-outstanding NAAC public warrants and Founder Warrants converted on a one-for-one basis into warrants to acquire one share of New Holdco’s Class A Ordinary Shares. The exercise price of the warrants is subject to a down-round provision that is only effective prior to Closing of the Business Combination and is therefore not, on its own, considered to have an impact on the classification of the warrants on New Holdco’s Unaudited Pro Forma Condensed Combined Balance Sheet. The warrants are exercisable at any time commencing on   , 2022 (being the date that is the later of 30 days after the Acquisition Closing and 12 months from the closing of NAAC’s initial public offering).
At Acquisition Closing, all of the outstanding shares of TeleSign as of immediately prior to the effective time of the Business Combination (after giving effect to the SPAC Merger) will be exchanged for the Share Consideration and the Cash Consideration (Share Consideration and Cash Consideration collectively, “Closing Merger Consideration”). The Closing Merger Consideration to be transferred to BICS will be up to 115,512,500 shares of New Holdco Common Stock and $1,000.
In connection with the execution of the Business Combination Agreement, NAAC entered into Subscription Agreements with the PIPE Investors, pursuant to which the PIPE Investors agreed to purchase, in aggregate, 11,698,750 PIPE Shares at $9.19 per share for an aggregate commitment of $107,500,000 in the PIPE Financing.
Concurrently with the Initial Public Offering, NAAC entered into a forward purchase agreement dated as of January 21, 2021 (“Forward Purchase Agreement”) with Sponsor, pursuant to which Sponsor has the right to purchase 10,000,000 NAAC Units for $10.00 each, in a private placement to occur concurrently with the closing of the Initial Business Combination for an aggregate purchase price of up to $100,000,000. The Forward Purchase Agreement shall be terminated prior to or at the closing of the Business Combination and NAAC agreed to not enter into any transactions pursuant to the agreement prior to such termination.
	Assuming No Redemption		Assuming Interim Redemption		Assuming Maximum Redemption
	Shares	%	Shares	%	Shares	%
North Atlantic Acquisition Corp Public Shareholders
North Atlantic Acquisition Corp Founders
Torino Holding Corp Common Shareholders
PIPE Investors
Total Shares at Acquisition Closing
Expected Accounting Treatment for the Business Combination.
The Business Combination is accounted for as a reverse capitalization, with no goodwill or other intangible assets recorded, in accordance with GAAP. Under this method of accounting, NAAC is treated as the “acquired” company for financial reporting purposes. This determination is primarily based on TeleSign stockholders comprising a relative majority of the voting power of New Holdco and having the ability to nominate the members of the New Holdco Board, TeleSign’s operations prior to the acquisition comprising the only ongoing operations of New Holdco and TeleSign’s senior management comprising a majority of the senior management of New Holdco. Accordingly, for accounting purposes, the Business Combination is treated as the equivalent of TeleSign issuing stock for the net assets of NAAC, accompanied by a recapitalization. The net assets of NAAC are stated at historical cost, with no goodwill or other intangible assets recorded. Operations prior to the Business Combination will be presented as those of TeleSign in future reports of New Holdco.
Note 2  —  Accounting Policies
As part of preparing these unaudited pro forma condensed combined financial statements, certain reclassifications were made to align NAAC and TeleSign’s financial statement presentation. Upon consummation of the merger, management will perform a comprehensive review of the two entities’ accounting policies. As a result of the review, management may identify differences between the accounting policies of the two entities which, when conformed, could have a material impact on the financial statements of the post-combination company. Based on its initial analysis, management did not identify any differences that would have a material impact on the unaudited pro forma condensed combined financial information. As a result, the unaudited pro forma condensed combined financial information does not assume any differences in accounting policies.
Note 3  —  Transaction Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet as of December 31, 2021
The unaudited pro forma condensed combined financial information does not give effect to any anticipated synergies, operating efficiencies, tax savings, or cost savings that may be associated with the Business Combination. No tax adjustment has been computed for the pro forma New Holdco financial results, as it expects to maintain a full valuation allowance against its U.S. deferred tax assets. The pro forma Transaction adjustments included in the unaudited pro forma condensed combined balance sheet as of December 31, 2021 are as follows:
[•]
Note 4  —  Transaction Adjustments to Unaudited Pro Forma Condensed Combined Statement of Operations for the year ended December 31, 2021.
[•]
Note 5  —  Income (Loss) per Share
Net income (loss) per share is calculated using the weighted average NAAC Class A Ordinary Shares outstanding and the issuance of additional shares in connection with the Business Combination, assuming the shares were outstanding since January 1, 2021. As the Business Combination is being reflected as if it had occurred at the beginning of the periods presented, the calculation of weighted average shares outstanding for basic and diluted net income (loss) per share assumes that the shares issuable relating to the Business Combination have been outstanding for the entire periods presented. If the maximum or an interim number of shares of NAAC Class A Stock are redeemed, this calculation is retroactively adjusted to eliminate such shares for the entire periods.
The unaudited pro forma condensed combined financial information has been prepared assuming three alternative levels of redemption related to NAAC Class A Ordinary Shares for the year ended December 31, 2021 (in thousands, except number of shares and per share amounts):

Earnings per Share for the year ended December 31, 2021
(in thousands, except share and per share data)	Year ended December 31, 2021
	Assuming No Redemption	Assuming Interim Redemption	Assuming Maximum Redemption
Pro forma net income
Pro forma weighted average shares outstanding – basic
Pro forma earnings per share – basic
Pro forma weighted average shares outstanding – diluted
Pro forma earnings per share – diluted

(1)
No redemption scenario assumes 100% weighted average NAAC Class A Common Shares outstanding. Interim redemption scenario assumes 66% weighted average NAAC Class A Ordinary Shares outstanding. Maximum Redemption scenario assumes 33% weighted average NAAC Class A Ordinary Shares outstanding.

COMPARATIVE SHARE INFORMATION
The following table sets forth historical comparative share information for NAAC and TeleSign, respectively, and unaudited pro forma condensed combined per share information of New Holdco after giving effect to the Business Combination presented under two scenarios:
•
Assuming No Redemptions — This scenario assumes that no Class A Ordinary Shares are redeemed.

•
Assuming Maximum Redemptions — This scenario assumes that 37,950,000 Class A Ordinary Shares are redeemed for an aggregate payment of $379,500,000, which is derived from the number of shares that could be redeemed in connection with the Business Combination at an assumed redemption price of $10.00 per share based on the Trust Account balance as of September 30, 2021 in order for the amount of cash on hand to satisfy the minimum amount required to consummate the Business Combination of at least $200 million after giving effect to the PIPE Financing.

The pro forma book value information reflects the Business Combination as if it had occurred on [•]. The weighted average shares outstanding and net loss per share information reflect the Business Combination as if it had occurred on [•].
This information is only a summary and should be read in conjunction with the historical financial statements of NAAC and TeleSign and related notes included elsewhere in this proxy statement/prospectus. The unaudited pro forma condensed combined per share information of NAAC and TeleSign is derived from, and should be read in conjunction with, the unaudited pro forma condensed combined financial information and related notes included elsewhere in this proxy statement/prospectus in the section entitled “Unaudited Pro Forma Condensed Combined Financial Information.”
The unaudited pro forma combined income (loss) per share information below does not purport to represent the income (loss) per share which would have occurred had the companies been combined during the periods presented, nor earnings per share for any future date of period. The unaudited pro forma combined book value per share information below does not purport to represent what the value of NAAC and TeleSign would have been had the companies been combined during the periods presented.
(in thousands, except share and per share data)			Pro Forma Combined			Equivalent pro forma per share data(2)
	North Atlantic Acquisition Corp (Historical)	Torino Holding Corp (Historical)	No Redemption Scenario	Interim Redemption Scenario	Maximum Redemption Scenario	Assuming No Redemption	Assuming Interim Redemption	Assuming Maximum Redemption
As of and for the Year ended December 31, 2021
Net income (loss)
Historical Stock
Weighted average shares outstanding of Class A common stock, basic and diluted
Basic and diluted net loss per share, Class A
Weighted average shares outstanding of Class B common stock, basic and diluted
Basic and diluted net loss per share, Class B
Weighted average share outstanding of Torino Holding Corp common stock, basic

(in thousands, except share and per share data)			Pro Forma Combined			Equivalent pro forma per share data(2)
	North Atlantic Acquisition Corp (Historical)	Torino Holding Corp (Historical)	No Redemption Scenario	Interim Redemption Scenario	Maximum Redemption Scenario	Assuming No Redemption	Assuming Interim Redemption	Assuming Maximum Redemption
Earnings per share attributable to Torino Holding Corp, common stockholder, basic
Weighted average share outstanding of Torino Holding Corp common stock, diluted
Earnings per share attributable to Torino Holding Corp, common stockholder, diluted
Total Book Value per share
New Holdco Common Stock
Earnings per share:
Basic
Diluted
Weighted average shares outstanding:
Basic
Diluted
Total Book Value per share

(1)
Book value per share = Total equity /shares outstanding.

(2)
The equivalent per share data is calculated by multiplying the combined pro forma per share data by the Exchange Ratio.

MARKET PRICE AND DIVIDEND INFORMATION
NAAC
The NAAC Units, Class A Ordinary Shares, and public warrants are currently listed on Nasdaq under the symbols “NAACU,” “NAAC,” and “NAACW,” respectively.
The closing price of the NAAC Units, Class A Ordinary Shares, and public warrants on November 29, 2021, the last trading day prior to the publication of articles speculating about the Business Combination, was $9.98, $9.75, $0.75, respectively. The closing price of the NAAC Units, Class A Ordinary Shares, and public warrants on December 15, 2021, the last trading day before the announcement of the execution of the Business Combination Agreement, was $9.96, $9.75, $0.79, respectively. As of            , 2022, the record date for the extraordinary general meeting, the closing price for the NAAC Units, Class A Ordinary Shares, and NAAC Warrants was $         , $         , and $        , respectively.
Holders of the NAAC Units, Class A Ordinary Shares, and NAAC Warrants should obtain current market quotations for their securities. The market price of NAAC’s securities could vary at any time before the Business Combination.
Holders
As of            , 2022, NAAC’s Units, Class A Ordinary Shares, and public warrants each had one holder of record. The number of holders of record does not include a substantially greater number of “street name” holders or beneficial holders whose NAAC Units, Class A Ordinary Shares, and public warrants are held of record by banks, brokers, and other financial institutions.

Dividend Policy
NAAC has not paid any cash dividends on the Ordinary Shares to date and does not intend to pay cash dividends prior to the consummation of the Business Combination. The payment of cash dividends in the future will be dependent upon New Holdco’s revenues and earnings, if any, capital requirements, and general financial condition subsequent to consummation of the Business Combination. The payment of any cash dividends subsequent to the Business Combination will be within the discretion of the New Holdco Board.
TeleSign
Historical market price information for TeleSign is not provided because there is no public market for TeleSign’s securities. For more information regarding TeleSign’s liquidity and capital resources, see the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of TeleSign.”

EXTRAORDINARY GENERAL MEETING
General
NAAC is furnishing this proxy statement/prospectus to its shareholders as part of the solicitation of proxies by the NAAC Board for use at the extraordinary general meeting to be held on            , 2022, and at any adjournment thereof. This proxy statement/prospectus is first being furnished to NAAC’s shareholders on or about            , 2022. This proxy statement/prospectus provides you with information you need to know to be able to vote or instruct your vote to be cast at the extraordinary general meeting.
All shareholders of NAAC as of the record date, or their duly appointed proxies, may attend the extraordinary general meeting. For the purpose of satisfying requirements of Cayman Islands law, the extraordinary general meeting will be conducted at a physical location. However, in light of the health risks associated with the ongoing COVID-19 pandemic, NAAC is also providing a live webcast of the extraordinary general meeting via a virtual shareholder meeting format. To support the well-being of NAAC’s shareholders, directors, and officers, NAAC encourages you to attend the extraordinary general meeting virtually via live webcast by visiting                  .
NAAC’s virtual extraordinary general meeting format uses technology designed to increase shareholder access, save NAAC and its shareholders time and money, and provide its shareholders rights and opportunities to participate in the virtual extraordinary general meeting similar to those they would have at the in-person extraordinary general meeting, at no cost. In addition to online attendance, NAAC provides shareholders with an opportunity to hear all portions of the official extraordinary general meeting as conducted by the NAAC Board, submit written questions and comments during the extraordinary general meeting, and vote online during the open poll portion of the extraordinary general meeting. NAAC welcomes your suggestions on how it can make its virtual extraordinary general meeting more effective and efficient.
Shareholders will have multiple opportunities to submit questions to NAAC for the extraordinary general meeting. Shareholders who wish to submit a question in advance may do so by pre-registering online and then selecting the chat box link. Shareholders also may submit questions live during the meeting. Questions pertinent to extraordinary general meeting matters may be recognized and answered during the extraordinary general meeting in NAAC’s discretion, subject to time constraints. NAAC reserves the right to edit or reject questions that are inappropriate for extraordinary general meeting matters. In addition, NAAC will offer live technical support for all shareholders attending the extraordinary general meeting virtually.
To attend online and participate in the extraordinary general meeting, shareholders of record will need to visit             and enter the control number provided on your proxy card, regardless of whether you are pre-registered.
Date, Time, and Place
The extraordinary general meeting will be held in person on            , 2022, at            , Eastern time, at the offices of McDermott Will & Emery LLP, located at One Vanderbilt Avenue, New York, New York 10017, or such other date, time, and place to which such meeting may be adjourned, to consider and vote upon the Proposals. In the interest of public health, and due to the impact of the ongoing COVID-19 pandemic, NAAC is also planning for the meeting to be held virtually pursuant to the procedures described in this proxy statement/prospectus, but the physical location of the meeting will remain at the location specified above for the purposes of Cayman Islands law and the Existing Organizational Documents.
Purpose of the Extraordinary General Meeting
At the Extraordinary General Meeting, NAAC is asking the holders of Class A Ordinary Shares and Class B Ordinary Shares to consider and vote upon the Proposals.
Voting Power; Record Date
You will be entitled to vote or direct votes to be cast at the extraordinary general meeting if you owned Ordinary Shares, i.e., Class A Ordinary Shares or Class B Ordinary Shares, at the close of business on

           , 2022, which is the record date for the extraordinary general meeting. You are entitled to one vote for each Ordinary Share that you owned as of the close of business on the record date. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker, bank, or other nominee to ensure that votes related to the shares you beneficially own are properly counted. On the record date, there were 47,437,500 Class A Ordinary Shares and Class B Ordinary Shares outstanding in the aggregate, of which 37,950,000 were public shares and 9,487,500 were NAAC Founder Shares held by the initial shareholders.
Vote of the Sponsor and the Directors and Officers of NAAC
The Sponsor and NAAC’s directors and officers have agreed to vote any Class A Ordinary Shares and Class B Ordinary Shares owned by them in favor of the Business Combination and the other Proposals.
The Sponsor and NAAC’s directors and officers have waived any redemption rights, including with respect to Class A Ordinary Shares purchased in the IPO or in the aftermarket, in connection with the Business Combination. The NAAC Founder Shares held by the Sponsor and NAAC’s independent directors have no redemption rights upon NAAC’s liquidation and will be worthless if NAAC does not effect an Initial Business Combination within the Combination Period. However, the Sponsor and NAAC’s directors and officers are entitled to redemption rights upon NAAC’s liquidation with respect to any Class A Ordinary Shares they may own.
Quorum and Required Vote for Proposals for the Extraordinary General Meeting
A quorum of NAAC’s shareholders is necessary to hold a valid meeting. A quorum will be present at the extraordinary general meeting if holders of a majority of the Class A Ordinary Shares and Class B Ordinary Shares entitled to vote thereat attend in person or by proxy. Abstentions will count as present for the purposes of establishing a quorum.
The approval of each of the Share Acquisition Proposal, the Nasdaq Proposal, the Incentive Plan Proposal, and the Adjournment Proposal is being proposed as an ordinary resolution, being the the affirmative vote of the holders of a majority of the Ordinary Shares of NAAC represented in person or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting of NAAC. Approval of the SPAC Merger Proposal, the Advisory Organizational Documents Proposals and the Organizational Documents Proposal requires a special resolution under Cayman Islands law, being the affirmative vote of the holders of at least two-thirds of the ordinary shares of NAAC represented in person or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting. Accordingly, a shareholder’s failure to vote in person or by proxy at the extraordinary general meeting will have no effect on the outcome of the vote on any of the Proposals. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the extraordinary general meeting.
The SPAC Merger Closing and Acquisition Closing are conditioned on the approval of the Condition Precedent Proposals at the extraordinary general meeting. Each of the Condition Precedent Proposals is cross-conditioned on each of the other Condition Precedent Proposals.
Recommendation to NAAC Shareholders
After careful consideration, the NAAC Board recommends that NAAC’s shareholders vote “FOR” each Proposal being submitted to a vote of the shareholders at the extraordinary general meeting.
For a more complete description of NAAC’s reasons for the approval of the Business Combination and the recommendation of the NAAC Board, see the subsection entitled “The Business Combination — The NAAC Board’s Reasons for the Approval of the Business Combination.”
Voting Your Shares
Each Class A Ordinary Share and each Class B Ordinary Share that you own in your name entitles you to one vote on each of the Proposals for the extraordinary general meeting. Your one or more proxy cards show the number of Class A Ordinary Shares and Class B Ordinary Shares that you own. There are several ways to vote your Class A Ordinary Shares and Class B Ordinary Shares:

•
You can vote your shares by completing, signing, dating, and returning the enclosed proxy card in the postage-paid envelope provided. If you hold your shares in “street name” through a bank, broker, or other nominee, you will need to follow the instructions provided to you by your bank, broker, or other nominee to ensure that your shares are represented and voted at the extraordinary general meeting. If you vote by proxy card, your “proxy,” whose name is listed on the proxy card, will vote your shares as you instruct on the proxy card. If you sign, date, and return your proxy card without indicating how you wish to vote, your proxy will be voted “FOR” each of the Proposals presented at the extraordinary general meeting. If you fail to return your proxy card or fail to instruct your bank, broker, or other nominee how to vote, and do not attend the extraordinary general meeting virtually or in person, the effect will be, among other things, that your shares will not be counted for purposes of determining whether a quorum is present at the extraordinary general meeting and will not be voted. An abstention or broker non-vote will be counted towards the quorum requirement but will not count as a vote cast at the extraordinary general meeting.

•
You can attend the extraordinary general meeting virtually and vote online even if you have previously voted by submitting a proxy pursuant to any of the methods noted above. However, if your Class A Ordinary Shares or Class B Ordinary Shares are held in the name of your broker, bank, or other nominee, you must get a proxy from the broker, bank, or other nominee. That is the only way that NAAC can be sure that the broker, bank, or nominee has not already voted your Class A Ordinary Shares or Class B Ordinary Shares.

Revoking Your Proxy
If you give a proxy, you may revoke it at any time before the extraordinary general meeting or at such meeting by doing any one of the following:
•
you may send another proxy card with a later date;

•
you may notify NAAC’s secretary, in writing, before the extraordinary general meeting, that you have revoked your proxy; or

•
you may attend the extraordinary general meeting virtually, revoke your proxy, and vote online, as indicated above.

No Additional Matters May Be Presented at the Extraordinary General Meeting
The extraordinary general meeting has been called to consider only the approval of the Business Combination Proposals, the Organizational Documents Proposal, the Advisory Organizational Documents Proposals, the Nasdaq Proposal, the Incentive Plan Proposal, and the Adjournment Proposal. Under the Existing Organizational Documents, other than procedural matters incident to the conduct of the extraordinary general meeting, no other matters may be considered at the extraordinary general meeting if they are not included in this proxy statement/prospectus, which serves as the notice of the extraordinary general meeting.
Who Can Answer Your Questions About Voting Your Shares
If you have any questions about how to vote or direct a vote in respect of your Class A Ordinary Shares or Class B Ordinary Shares, you may call Morrow Sodali LLC, NAAC’s proxy solicitor, at (800) 662-5200 (banks and brokerage firms, please call collect at (203) 658-9400).
Redemption Rights
Pursuant to the Existing Organizational Documents, a public shareholder may request that NAAC redeem all or a portion of its public shares for cash if the Business Combination is consummated. As a holder of public shares, you will be entitled to receive cash for any public shares to be redeemed only if you:
(a)
hold public shares or, if you hold public shares through NAAC Units, you elect to separate your NAAC Units into the underlying public shares and public warrants prior to exercising your redemption rights with respect to the public shares;

(b)
submit a written request to Continental Stock Transfer & Trust Company, NAAC’s transfer agent, in which you (i) request that New Holdco redeem all or a portion of your public shares for cash and (ii) identify yourself as the beneficial holder of the public shares and provide your legal name, phone number, and address; and

(c)
deliver your public shares to Continental Stock Transfer & Trust Company, NAAC’s transfer agent, physically or electronically through DTC.

Holders must complete the procedures for electing to redeem their public shares in the manner described above prior to 5:00 p.m., Eastern time, on                  , 2022 (two business days before the extraordinary general meeting) in order for their shares to be redeemed.
Holders of NAAC Units must elect to separate the NAAC Units into the underlying Class A Ordinary Shares and public warrants prior to exercising redemption rights with respect to the public shares. If public shareholders hold their NAAC Units in an account at a brokerage firm or bank, such public shareholders must notify their broker or bank that they elect to separate the NAAC Units into the underlying public shares and public warrants. Your nominee must send written instructions by facsimile to Continental Stock Transfer & Trust Company. Such written instructions must include the number of NAAC Units to be split and the nominee holding such units. Your nominee must also initiate electronically, using DTC’s DWAC system, a withdrawal of the relevant units and a deposit of the corresponding number of public shares and public warrants. This must be completed far enough in advance to permit your nominee to exercise your redemption rights with respect to the public shares following the separation of such public shares from the NAAC Units. While this is typically done electronically on the same business day, you should allow at least one full business day to accomplish the separation. If you fail to cause your public shares to be separated in a timely manner, you will likely not be able to exercise your redemption rights. If a holder holds NAAC Units registered in its own name, the holder must contact Continental Stock Transfer & Trust Company, NAAC’s transfer agent, directly and instruct it to do so.
The redemption rights include the requirement that a holder must identify itself to NAAC in order to validly redeem its shares. Public shareholders (other than the initial shareholders) may elect to exercise their redemption rights with respect to their public shares even if they vote “FOR” the Business Combination Proposals. If the Business Combination is not consummated, the public shares will be returned to the respective holder, broker, or bank. If the Business Combination is consummated, and if a public shareholder properly exercises its redemption right with respect to all or a portion of the public shares that it holds and timely delivers its shares to Continental Stock Transfer & Trust Company, NAAC will redeem such public shares for a per-share price, payable in cash, equal to the pro rata portion of the Trust Account, calculated as of two business days prior to the consummation of the Business Combination. For illustrative purposes, as of September 30, 2021, this would have amounted to approximately $10.00 per issued and outstanding public share. If a public shareholder exercises its redemption rights in full, then it will not own public shares or shares of New Holdco Common Stock following the redemption and will not participate in the future growth of New Holdco, if any, except to the extent that it continues to hold public warrants.
Any request to redeem public shares, once made, may be withdrawn at any time until the deadline for exercising redemption requests and thereafter, with NAAC’s consent, until the closing of the Business Combination. If NAAC receives valid redemption requests from holders of public shares prior to the redemption deadline, NAAC may, at its sole discretion, following the redemption deadline and until the date of Closing, seek and permit withdrawals by one or more of such holders of their redemption requests. NAAC may select which holders to seek such withdrawals of redemption requests from based on any factors we may deem relevant, and the purpose of seeking such withdrawals may be to increase the funds held in the Trust Account, including where NAAC otherwise would not satisfy the closing condition that the amount in the Trust Account and the proceeds from the PIPE Financing equal or exceed $200,000,000, following payment of the aggregate amount of cash proceeds that will be required to satisfy any redemptions and payment of all NAAC Transaction Expenses and Company Transaction Expenses.
Prior to exercising redemption rights, shareholders should verify the market price of the Class A Ordinary Shares as they may receive higher proceeds from the sale of their Class A Ordinary Shares in the public market than from exercising their redemption rights if the market price per share is higher than the redemption price. NAAC cannot assure you that you will be able to sell the Class A Ordinary Shares in the open market, even if the market price per share is higher than the redemption price stated above, as there may not be sufficient liquidity in the Class A Ordinary Shares when you wish to sell your shares.
If you exercise your redemption rights, the Class A Ordinary Shares will cease to be outstanding immediately prior to the Business Combination and will only represent the right to receive a pro rata share of the aggregate amount on deposit in the Trust Account. You will no longer own those shares and will have no right to participate in, or have any interest in, New Holdco’s future growth following the Business Combination, if any. You will be entitled to receive cash for these shares only if you properly and timely demand redemption.
If the Business Combination is not approved and NAAC does not consummate an Initial Business Combination within the Combination Period, it will be required to dissolve and liquidate the Trust Account by returning the then-remaining funds in such account to the public shareholders and the public warrants will expire worthless.
Appraisal Rights
The Companies Act prescribes when NAAC shareholder appraisal rights will be available and sets the limitations on such rights. Where such rights are available, NAAC Shareholders are entitled to receive fair value for their shares. However, regardless of whether such rights are or are not available, NAAC Shareholders are still entitled to exercise the rights of redemption, as set out in the section of this proxy statement/prospectus entitled “Special Meeting of NAAC Shareholders — Redemption Rights”, and the NAAC Board is of the view that the redemption proceeds payable to NAAC Shareholders who exercise such redemption rights represents the fair value of those shares. See the section of this proxy statement/prospectus entitled “Appraisal Rights.”
Proxy Solicitation Costs
NAAC is soliciting proxies on behalf of the NAAC Board. This solicitation is being made by mail but also may be made by telephone or in person. NAAC and its directors, officers, and employees may also solicit proxies in person. NAAC will file with the SEC all scripts and other electronic communications as proxy soliciting materials. NAAC will bear the cost of the solicitation.
NAAC has engaged Morrow Sodali LLC to assist in the proxy solicitation process. NAAC will pay that firm a fee of $      , in addition to a performance fee of $      , plus disbursements. NAAC will reimburse Morrow Sodali LLC for reasonable out-of-pocket expenses and will indemnify Morrow Sodali LLC and its Affiliates against certain claims, liabilities, losses, damages, and expenses. NAAC will ask banks, brokers and other institutions, nominees, and fiduciaries to forward the proxy materials to their principals and to obtain their authority to execute proxies and voting instructions. NAAC will reimburse them for their reasonable expenses.

THE BUSINESS COMBINATION
This section of the proxy statement/prospectus describes the material provisions of the Business Combination Agreement and the transactions contemplated thereby, but does not purport to describe all of the terms of the Business Combination Agreement. The following summary is qualified in its entirety by reference to the complete text of the Business Combination Agreement, a copy of which is attached as Annex A hereto. You are urged to read the Business Combination Agreement in its entirety because it is the primary legal document that governs the Business Combination.
The Business Combination Agreement contains representations, warranties and covenants that the respective parties made to each other as of the date of the Business Combination Agreement or other specific dates. The assertions embodied in those representations, warranties, and covenants were made and will be made for purposes of the contract among the respective parties and are subject to important qualifications and limitations agreed to by the parties in connection with negotiating the Business Combination Agreement. The representations, warranties, and covenants in the Business Combination Agreement are also modified in important part by the underlying disclosure schedules, which we refer to as the “Schedules,” which are not filed publicly and which are subject to a contractual standard of materiality different from that generally applicable to shareholders and were used for the purpose of allocating risk among the parties rather than establishing matters as facts. Accordingly, you should not rely on the representations and warranties in the Business Combination Agreement as characterizations of the actual state of facts about the respective parties. We do not believe that the Schedules contain information that is material to an investment decision. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Business Combination Agreement, which subsequent information may or may not be fully reflected in NAAC’s or New Holdco’s public disclosures. However, each of NAAC and New Holdco acknowledges that its public disclosures must include any material information necessary to provide investors with a materially complete understanding of the Business Combination Agreement. Therefore, to the extent that specific material facts exist that contradict the representations, warranties, and covenants in the Business Combination, NAAC and/or New Holdco will provide corrective disclosures. Furthermore, if subsequent information concerning the subject matter of the representations, warranties, and covenants in the Business Combination Agreement is not fully reflected in NAAC’s and/or New Holdco’s public disclosures, NAAC and/or New Holdco will update such disclosures to include any material information necessary to provide investors with a materially complete understanding of the disclosures in the Business Combination Agreement.
Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Business Combination Agreement.
General: Structure of the Business Combination
On December 16, 2021, NAAC entered into the Business Combination Agreement with BICS, TeleSign, New Holdco and New SPAC. Pursuant to the Business Combination Agreement, and subject to the terms and conditions contained therein, the Business Combination will be effected in two steps: (a) on the SPAC Merger Closing Date, NAAC will merge with and into New SPAC, with New SPAC surviving the SPAC Merger, and (b) immediately following the SPAC Merger Effective Time, New Holdco and BICS will consummate the Share Acquisition, whereby New Holdco will purchase all outstanding shares of TeleSign Common Stock. The terms of the Business Combination Agreement, which contain customary representations and warranties, covenants, closing conditions, termination provisions, and other terms relating to the Business Combination, are summarized below.
The SPAC Merger will be consummated by the filing of a certificate of merger with the Secretary of State of the State of Delaware and a plan of merger with the Registrar of Companies in the Cayman Islands (the “SPAC Merger Documents”), and will be effective immediately upon such filings or upon such later time as may be agreed by the parties and specified in such certificate of merger and plan of merger.
The Share Acquisition shall immediately follow the SPAC Merger, wherein BICS shall sell, transfer, assign and convey to New Holdco all of the issued and outstanding TeleSign Shares (the “Purchased Shares”), and New Holdco shall acquire such Purchased Shares from BICS, free and clear of all Liens (other than as set forth in the organizational documents of TeleSign and pursuant to applicable securities Laws generally), in exchange for (i) New Holdco Common Stock issued to BICS in the quantity equal to (a) (I) the Company

Equity Value minus (II) the product of (A) ten dollars ($10.00) multiplied by (B) the number of NAAC Founder Shares forfeited pursuant to the provisions of the Transaction Support Agreement minus (III) Company Transaction Expenses minus (IV) NAAC Transaction Expenses, divided by (b) ten (10) (such New Holdco Common Stock, the “Share Consideration”) and (ii) the Cash Consideration (such transaction, the “Share Acquisition”) and together with all rights attaching to them at the Acquisition Closing (including the right to receive all distributions, returns of capital and dividends declared, paid or made in respect of the Purchased Shares after the Acquisition Closing).
Conversion of NAAC Securities
At the SPAC Merger Effective Time, by virtue of the SPAC Merger and without any action on the part of any Party or the holder of any of their securities, the (a) NAAC Units, (b) NAAC Class A Ordinary Shares, (c) NAAC Founder Shares, (d) NAAC Public Warrants and (e) NAAC Founder Warrants ((a)-(e) “NAAC Securities”), in each case, issued and outstanding immediately prior to the SPAC Merger Effective Time, shall be converted into the right to receive the following consideration:
•
Each NAAC Unit shall be cancelled in exchange for consideration consisting of (a) the right to receive one (1) validly issued, fully paid and non-assessable share of New Holdco Common Stock and (b) on substantially equivalent terms and conditions as the SPAC Public Warrants, one-third of one (1) warrant to acquire one (1) share of New Holdco Common Stock (each such whole warrant, a “New Holdco Public Warrant”).

•
Each NAAC Class A Ordinary Share (without duplication of the NAAC Ordinary Shares contemplated by the Business Combination Agreement) shall be cancelled in exchange for consideration consisting of the right to receive one (1) validly issued, fully paid and non-assessable share of New Holdco Common Stock.

•
Each NAAC Founders Share shall be cancelled in exchange for consideration consisting of the right to receive one (1) validly issued, fully paid and non-assessable share of New Holdco Common Stock in accordance with Article 17 of the Existing Organizational Documents (assuming for such purpose that the Business Combination contemplated hereby were consummated by NAAC as the Business Combination (as defined in the Existing Organizational Documents)).

•
Each NAAC Public Warrant (without duplication of the NAAC Public Warrants contemplated by the Business Combination Agreement) shall be cancelled in exchange for consideration consisting of the right to receive, on substantially equivalent terms and conditions as the NAAC Public Warrants, one (1) New Holdco Public Warrant.

•
Each NAAC Founder Warrant shall be cancelled in exchange for consideration consisting of the right to receive, on substantially equivalent terms and conditions as the NAAC Founder Warrants, one (1) warrant to acquire one (1) share of New Holdco Common Stock (each, a “New Holdco Founder Warrant”).

Following the SPAC Merger Effective Time, the New Holdco Common Stock held by New SPAC shall be transferred by New SPAC to New Holdco and such New Holdco Common Stock shall thereafter be cancelled in accordance with applicable Law.
Representations, Warranties and Covenants
The Business Combination Agreement contains customary representations, warranties and covenants of BICS, TeleSign, New Holdco and New SPAC relating to, among other things, their ability to enter into the Business Combination Agreement and their respective outstanding capitalization. These representations and warranties are subject to materiality, knowledge and other similar qualifications in many respects and will not survive the Acquisition Closing. These representations and warranties have been made solely for the benefit of the other parties to the Business Combination Agreement and should not be relied on by you as characterizations of the actual state of facts about the respective parties.
The Business Combination Agreement contains representations and warranties made by BICS to NAAC, New Holdco and New SPAC relating to a number of matters, including the following:

•
capitalization of TeleSign;

•
authority to enter into and execute the Business Combination Agreement;

•
absence of conflicts with organizational documents, applicable laws, or certain other agreements and required filings and consents;

•
reliance on independent investigation;

•
exclusivity of representations and warranties made in the Business Combination Agreement;

The Business Combination Agreement contains representations and warranties made by TeleSign to NAAC, New Holdco and New SPAC relating to a number of matters, including the following:
•
organization and qualification to do business;

•
subsidiaries;

•
organizational documents;

•
accuracy of capitalization of TeleSign, including disclosure of any encumbrances;

•
authority to enter into and execute the Business Combination Agreement;

•
absence of conflicts with organizational documents, applicable laws, or certain other agreements and required filings and consents;

•
possession and effectiveness of material permits and compliance with such permits;

•
preparation of TeleSign’s financial statements in accordance with GAAP and fair presentation, in all material respects, of the financial position, results of operations, and cash flows of TeleSign and its subsidiaries as of the date of the Business Combination Agreement and for the periods indicated therein;

•
conduct of business since December 31, 2020;

•
absence of Leakage between October 1, 2021 and the date of the Business Combination Agreement;

•
absence of litigation;

•
employee benefit plans;

•
labor and employment matters;

•
real property and title to assets;

•
intellectual property;

•
absence of defect or performance failures relating to information technology;

•
data privacy and protection;

•
taxes;

•
validity and binding effect of material contracts and absence of breach, violation, or default thereunder;

•
validity and coverage of material insurance policies;

•
approval of the board and necessary stakeholders required to consummate the transactions contemplated by the Business Combination Agreement;

•
compliance with anti-corruption and sanctions laws;

•
interested party transactions and side letter agreements;

•
inapplicability of the Exchange Act;

•
brokers entitled to fees or commissions in connection with the transactions contemplated by the Business Combination Agreement;

•
reliance on independent investigation;

•
exclusivity of the representations and warranties made by TeleSign.

The Business Combination Agreement contains representations and warranties made by NAAC, New Holdco and New SPAC to BICS relating to a number of matters, including the following:
•
organization and qualification to do business;

•
organizational documents;

•
accuracy of capitalization;

•
authority to enter into and execute the Business Combination Agreement;

•
absence of conflicts with organizational documents, applicable laws, or certain other agreements and required filings and consents;

•
compliance with applicable laws and material contracts;

•
proper filing of documents with the SEC, financial statements, and compliance with the Sarbanes-Oxley Act;

•
conduct of business and absence of certain changes or events since January 1, 2021;

•
absence of litigation;

•
approval of the board and the shareholders required to consummate the transactions contemplated by the Business Combination Agreement;

•
no prior operations for New Holdco and New SPAC;

•
brokers entitled to fees or commissions in connection with the transactions contemplated by the Business Combination Agreement;

•
the Trust Account;

•
absence of employees;

•
taxes;

•
registration and listing of NAAC Ordinary Shares, NAAC Warrants and NAAC Units;

•
reliance on independent investigation;

•
exclusivity of the representations and warranties made by NAAC, New Holdco and New SPAC.

No Survival
None of the representations, warranties, covenants, obligations or other agreements in the Business Combination Agreement or in any certificate, statement or instrument delivered pursuant to the Business Combination Agreement, including any rights arising out of any breach of such representations, warranties, covenants, obligations, agreements and other provisions, shall survive the Acquisition Closing and all such representations, warranties, covenants, obligations or other agreements shall terminate and expire upon the occurrence of the Acquisition Closing (and there shall be no liability after the Acquisition Closing in respect thereof), except for (i) those covenants and agreements contained therein that by their terms expressly apply in whole or in part after the Acquisition Closing and then only with respect to any breaches occurring after the Acquisition Closing and Article 10 and any corresponding definitions set forth in Article 1.
Acquisition Closing
The Acquisition Closing shall take place, remotely, on the fifth (5th) Business Day after the satisfaction (or waiver in accordance with the Business Combination Agreement) of the last to occur of the conditions set forth in Article 8 of the Business Combination Agreement (other than those conditions that by their nature are to be satisfied at the Acquisition Closing, it being understood that the occurrence of the Acquisition Closing shall remain subject to the satisfaction or, if permissible, waiver, of such conditions at the Acquisition

Closing) unless another date or place is agreed to in writing by the Parties (such date on which the Acquisition Closing occurs, the “Acquisition Closing Date”).
Conduct of Business Pending the Business Combination
Each of BICS and TeleSign agrees that it shall, and shall cause each TeleSign Subsidiary to, between the date of the Business Combination Agreement and the Acquisition Closing or the earlier termination of the Business Combination Agreement, except (1) as may be required or expressly contemplated by any other provision of the Business Combination Agreement or any Ancillary Agreement, (2) as set forth in the TeleSign Disclosure Schedule, (3) as required by applicable Law (including as may be requested or compelled by any Governmental Authority), (4) for any actions taken reasonably and in good faith to respond to COVID-19 Measures (provided that prior to taking any material actions that TeleSign intends to take, to the extent TeleSign intends to take such actions in reliance on this clause (4) TeleSign shall use commercially reasonable efforts to provide advance written notice to and consult with NAAC (if reasonably practicable) prior to taking such actions) unless NAAC shall otherwise consent in writing (which consent shall not be unreasonably conditioned, withheld or delayed); provided that NAAC shall be deemed to have consented in writing if it provides no response within five (5) Business Days after TeleSign has made a request for such consent in writing:
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conduct their business in the Ordinary Course; and

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use its reasonable best efforts to preserve substantially intact the business organization of the Company and the Company Subsidiaries, to keep available the services of the current officers, key employees, service partners and consultants of the Company and the Company Subsidiaries, to preserve the current relationships of the Company and the Company Subsidiaries with customers, suppliers and other Persons with which the Company or any Company Subsidiary has significant business relations, and to maintain in effect all Company Permits and Insurance Policies (in such amounts and with such deductibles as are currently maintained).

BICS shall, between the date of the Business Combination Agreement and the Acquisition Closing or the earlier termination of the Business Combination Agreement, except (1) as may be required or expressly contemplated by any other provision of the Business Combination Agreement or any Ancillary Agreement, (2) as set forth in the TeleSign Disclosure Schedule, (3) as required by applicable Law (including as may be requested or compelled by any Governmental Authority), (4) for any actions taken reasonably and in good faith to respond to COVID-19 Measures or Emergency Actions (provided that prior to taking any material actions that TeleSign intends to take, to the extent TeleSign intends to take such actions in reliance on this clause (4), BICS shall use commercially reasonable efforts to provide advance written notice to and consult with NAAC (if reasonably practicable) prior to taking such actions), unless NAAC shall otherwise consent in writing (which consent shall not be unreasonably conditioned, withheld or delayed), provided that NAAC shall be deemed to have consented in writing if it provides no response within five (5) Business Days after TeleSign has made a request for such consent in writing, conduct its business in the Ordinary Course solely as it relates to the business of TeleSign and TeleSign Subsidiaries.
By way of amplification and not limitation, except (1) as may be required or expressly contemplated by any other provision of the Business Combination Agreement or any Ancillary Agreement, (2) as set forth in the TeleSign Disclosure Schedule, (3) as required by applicable Law (including as may be requested or compelled by any Governmental Authority), and (4) for any actions taken reasonably and in good faith to respond to COVID-19 Measures or Emergency Actions (provided that prior to taking any material actions that TeleSign intends to take, to the extent TeleSign intends to take such actions in reliance on this clause (4), TeleSign shall use commercially reasonable efforts to provide advance notice to and consult with NAAC (if reasonably practicable) prior to taking such actions), TeleSign shall not, and TeleSign shall cause each Company Subsidiary not to, between the date of the Business Combination Agreement and the Acquisition Closing or the earlier termination of the Business Combination Agreement, directly or indirectly, do any of the following without the prior written consent of NAAC (which consent shall not be unreasonably conditioned, withheld or delayed), provided that NAAC shall be deemed to have consented in writing if it provides no response within five (5) Business Days after TeleSign has made a request for such consent in writing:
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amend or otherwise change any organizational documents of TeleSign or any Company Subsidiary;

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issue, sell, pledge, dispose of, grant or encumber, or authorize the issuance, sale, pledge, disposition, grant or encumbrance of, (A) any Equity Interests of TeleSign or any Company Subsidiary, or any options, warrants, convertible securities or other rights of any kind to acquire any Equity Interest (including, without limitation, any phantom interest), of TeleSign or any Company Subsidiary; or (B) any material assets of TeleSign or any Company Subsidiary, except for any capital injections made by BICS under the Business Combination Agreement;

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form any Subsidiary or acquire any Equity Interest or other interest in any other entity or enter into a joint venture with any other entity;

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declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its Equity Interests;

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reclassify, combine, split, subdivide or redeem, or purchase or otherwise acquire, directly or indirectly, any of its Equity Interests;

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(a) acquire (including, without limitation, by merger, consolidation, or acquisition of stock or substantially all of the assets or any other business combination) any corporation, partnership, other business organization or any division thereof; (b) incur any Indebtedness or issue any debt securities or assume, guarantee or endorse, or otherwise become responsible for, the obligations of any Person, or make any loans or advances, or intentionally grant any security interest in any of its assets; or (c) merge, consolidate, combine or amalgamate with any Person or authorize, recommend, propose or announce an intention to adopt a plan of complete or partial liquidation, dissolution or winding-up;

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other than in the Ordinary Course, (a) grant any increase in the compensation, incentives or benefits payable or to become payable to any current or former director, officer, employee or consultant, (b) enter into any new, or materially amend any existing, employment, retention, bonus, change in control, severance or termination agreement with any current or former director, officer, employee or consultant, (c) accelerate or commit to accelerate the funding, payment, or vesting of any compensation or benefits to any current or former director, officer, employee or consultant, (d) establish or become obligated under any collective bargaining agreement or other contract or agreement with a labor union, trade union, works council, or other representative of employees; (e) hire any new employees holding an executive position (i.e., ‘C-level’ employees); or (f) terminate the employment or service of any employee other than any such termination for cause;

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adopt, amend and/or terminate any material Plan except as may be required by applicable Law, is necessary in order to consummate the Business Combination, or health and welfare plan renewals in the Ordinary Course;

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materially amend other than reasonable and usual amendments in the Ordinary Course, with respect to accounting policies or procedures, other than as required by GAAP;

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take any action or knowingly fail to take any action where such action or failure could reasonably be expected to prevent the SPAC Merger from qualifying for the Intended Tax Treatment, or, other than in the Ordinary Course, (a) amend any material Tax Return, (b) take any position on any Tax Return, take any action, omit to take any action or enter into any other transaction that would have the effect of materially increasing the Tax liability or materially reducing any Tax asset of New Holdco, NAAC, New SPAC, TeleSign or any Company Subsidiary in respect of any taxable period (or portion thereof) beginning after the Acquisition Closing Date, (c) change any material method of Tax accounting, (d) make, change or rescind any material election relating to Taxes, (e) settle or compromise any material Tax audit, Tax assessment, Tax claim or other controversy or proceeding relating to Taxes, (f) surrender any right to claim a refund of a material amount of Taxes, or (g) agree or consent to the extension or waiver of the limitation period applicable to any claim or assessment in respect of material Taxes with any Taxing Authority;

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(a) amend, or modify or consent to the termination (excluding any expiration in accordance with its terms) of any Material Contract or amend, waive, modify or consent to the termination (excluding any expiration in accordance with its terms) of TeleSign’s or any Company Subsidiary’s material rights thereunder, or (b) enter into any contract or agreement that would have been a Material Contract had it been entered into prior to the date of the Business Combination Agreement;

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fail to maintain the existence of, or use reasonable efforts to protect, Company-Owned IP;

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other than in the Ordinary Course, enter into any contract, agreement or arrangement that obligates TeleSign or any Company Subsidiary to develop any Intellectual Property related to the business of TeleSign or the Products;

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intentionally permit any material item of Company-Owned IP to lapse or to be abandoned, invalidated, dedicated to the public, or disclaimed, or otherwise become unenforceable or fail to perform or make any applicable filings, recordings or other similar actions or filings, or fail to pay all required fees and Taxes required or advisable to maintain and protect its interest in each and every material item of Company-Owned IP;

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waive, release, assign, settle or compromise any Action, other than waivers, releases, assignments, settlements or compromises that are solely monetary in nature and do not exceed $100,000 individually or $500,000 in the aggregate; or

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enter into any formal or informal agreement or otherwise make a binding commitment to do any of the foregoing.

Nothing in the Business Combination Agreement shall require TeleSign to obtain consent from NAAC to do any of the foregoing if obtaining such consent might reasonably be expected to violate applicable Law, and nothing contained in the Business Combination Agreement shall give to NAAC, directly or indirectly, the right to control or direct the Ordinary Course of business operations of TeleSign or any of TeleSign Subsidiaries prior to the Acquisition Closing Date. Prior to the Acquisition Closing Date, each of NAAC and TeleSign shall exercise, consistent with the terms and conditions hereof, complete control and supervision of its respective operations, as required by Law.
Except as expressly contemplated by any other provision of the Business Combination Agreement or any Ancillary Agreement (including entering into various Subscription Agreements and consummating the Private Placements) and except as required by applicable Law (including as may be requested or compelled by any Governmental Authority), NAAC agrees that from the date of the Business Combination Agreement until the earlier of the termination of the Business Combination Agreement and the Acquisition Closing, unless TeleSign shall otherwise consent in writing (which consent shall not be unreasonably withheld, delayed or conditioned), the businesses of NAAC, New Holdco and New SPAC shall be conducted in the Ordinary Course. By way of amplification and not limitation, except as expressly contemplated by any other provision of the Business Combination Agreement or any Ancillary Agreement (including entering into various Subscription Agreements and consummating the Private Placements) and as required by applicable Law (including as may be requested or compelled by any Governmental Authority), none of NAAC, New Holdco or New SPAC shall, between the date of the Business Combination Agreement and the Acquisition Closing or the earlier termination of the Business Combination Agreement, directly or indirectly, do any of the following without the prior written consent of TeleSign, which consent shall not be unreasonably withheld, delayed or conditioned:
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amend or otherwise change the NAAC Organizational Documents relevant to them;

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declare, set aside, make or pay any dividend or other distribution, payable in cash, stock or shares (as applicable), property or otherwise, with respect to any of its capital stock or share capital, as applicable, other than redemptions from the Trust Fund that are required pursuant to the Existing Organizational Documents;

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reclassify, combine, split, subdivide or redeem, or purchase or otherwise acquire, directly or indirectly, any of the NAAC Ordinary Shares or NAAC Warrants except for redemptions from the Trust Fund and conversions of the NAAC Founder Shares that are required pursuant to the Existing Organizational Documents;

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issue, sell, pledge, dispose of, grant or encumber, or authorize the issuance, sale, pledge, disposition, grant or encumbrance of, any shares of any class of shares or capital stock (as applicable) or other securities of NAAC, New Holdco or New SPAC, or any options, warrants, convertible securities or other rights of any kind to acquire any shares or shares of such capital stock (as applicable), or any other ownership interest (including, without limitation, any phantom interest), of NAAC, New

Holdco or New SPAC, except in connection with conversion of the NAAC Founder Shares pursuant to the Existing Organizational Documents;
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acquire (including, without limitation, by merger, consolidation, or acquisition of stock or assets or any other business combination) any corporation, partnership, other business organization or enter into any strategic joint ventures, partnerships or alliances with any other Person;

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incur any Indebtedness or guarantee any such Indebtedness of another Person or Persons, issue or sell any debt securities or options, warrants, calls or other rights to acquire any debt securities of NAAC, as applicable, enter into any “keep well” or other agreement to maintain any financial statement condition or enter into any arrangement having the economic effect of any of the foregoing, in each case, except in the Ordinary Course or except a loan from the Sponsor or an Affiliate thereof or certain of NAAC’s officers and directors to finance NAAC’s transaction costs in connection with the transactions contemplated hereby;

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make any change in any method of financial accounting or financial accounting principles, policies, procedures or practices, except as required by a concurrent amendment in GAAP or applicable Law made subsequent to the date hereof, as agreed to by its independent accountants;

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take any action or knowingly fail to take any action where such action or failure could reasonably be expected to prevent the SPAC Merger from qualifying for the Intended Tax Treatment, or, other than in the Ordinary Course, (a) amend any material Tax Return, (b) change any material method of Tax accounting, (c) make, change or rescind any material election relating to Taxes, (d) settle or compromise any material U.S. federal, state, local or non-U.S. Tax audit, Tax assessment, Tax claim or other controversy or proceeding relating to Taxes, (e) surrender any right to claim a refund of a material amount of Taxes, or (f) agree or consent to the extension or waiver of the limitation period applicable to any claim or assessment in respect of material Taxes with any Taxing Authority;

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liquidate, dissolve, reorganize or otherwise wind up the business and operations of NAAC, New Holdco or New SPAC;

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amend the Trust Agreement or any other agreement related to the Trust Account; or

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enter into any formal or informal agreement or otherwise make a binding commitment to do any of the foregoing.

Nothing in the Business Combination Agreement shall require NAAC to obtain consent from TeleSign to do any of the foregoing if obtaining such consent might reasonably be expected to violate applicable Law, and nothing contained in the Business Combination Agreement shall give to TeleSign, directly or indirectly, the right to control or direct the Ordinary Course of business operations of NAAC prior to the Acquisition Closing Date. Prior to the Acquisition Closing Date, each of NAAC and TeleSign shall exercise, consistent with the terms and conditions hereof, complete control and supervision of its respective operations, as required by Law.
From the date of the Business Combination Agreement to the consummation of the transactions contemplated by the Subscription Agreements, NAAC shall use reasonable best efforts to maintain each Subscription Agreement in full force and effect and consummate the Private Placements, and without limitation to the foregoing, NAAC shall not take any action to cause any Subscription Agreement not to be in full force and effect and/or to cause the Private Placements not to be consummated, and shall not refrain from taking any commercially reasonable action necessary to maintain each Subscription Agreement in full force and effect and/or to consummate the Private Placements.
Additional Agreements
Registration Statement; Proxy Statement
The registration statement / prospectus shall have been declared effective under the Securities Act. No stop order suspending the effectiveness of the registration statement / prospectus shall be in effect, and no proceedings for purposes of suspending the effectiveness of the Registration Statement / Proxy Statement shall have been initiated or be threatened in writing by the SEC.

NAAC Shareholders’ Approval
The Business Combination Proposals shall have been approved and resolved by the requisite affirmative vote of the shareholders of NAAC in accordance with the registration statement / prospectus, applicable Law, the Existing Organizational Documents and the rules and regulations of Nasdaq.
NAAC Shareholders’ Meeting
NAAC agreed to call and hold the NAAC Shareholders’ Meeting as promptly as reasonably practicable following the date the Registration Statement / Proxy Statement is declared effective by the SEC (and conditioned upon such declaration of effectiveness); and (ii) submit the Business Combination Proposals to, and use its reasonable best efforts to solicit proxies in favor of such Business Combination Proposals from, such holders at the NAAC Shareholders’ Meeting. NAAC shall, through the NAAC Board, include a statement in the Registration Statement / Proxy Statement to the effect that the NAAC Board recommends that the NAAC shareholders vote in favor of the Business Combination Proposals (the “NAAC Board Recommendation”). The NAAC Board shall not change, withdraw, withhold, qualify or modify in a manner adverse to BICS or the Company, the NAAC Board Recommendation.
Notwithstanding anything to the contrary contained in the Business Combination Agreement, and subject to the approval of the holders of a simple majority of the issued and outstanding NAAC Ordinary Shares entitled to vote and actually cast thereon (save that no such approval shall be required where adjournment is as a result of insufficient NAAC Ordinary Shares being represented (either in person or by proxy) to constitute a quorum), NAAC may adjourn the NAAC Shareholders’ Meeting for a period of up to fifteen (15) days (1) to the extent necessary to ensure that any required supplement or amendment to the Registration Statement / Proxy Statement is provided to NAAC’s shareholders or, if as of the time for which the NAAC Shareholders’ Meeting is scheduled there are insufficient NAAC Ordinary Shares represented (either in person or by proxy) to constitute a quorum necessary to conduct business at such meeting, (2) in order to solicit additional proxies from shareholders of NAAC in favor of the adoption of each of the Business Combination Proposals or (3) if the NAAC shareholder redemption amount is such that the conditions to the Acquisition Closing in the Business Combination Agreement would not be satisfied.
Exclusivity
From the date of the Business Combination Agreement and ending on the earlier of (a) the Acquisition Closing and (b) the termination of the Business Combination Agreement pursuant to Article 9 of the Business Combination Agreement, the Parties shall not, and shall cause their respective Subsidiaries and its and their respective Representatives not to, directly or indirectly, (i) enter into, solicit, initiate or continue any discussions or negotiations with, or encourage or respond to any inquiries, indications of interest, offers or proposals by, or participate in any negotiations with, or provide any information to, or otherwise cooperate in any way with, any Person or other entity or “group” within the meaning of Section 13(d) of the Exchange Act concerning an Alternative Transaction, (ii) enter into any agreement regarding, continue or otherwise participate in any discussions regarding, or furnish to any Person any information with respect to, or cooperate in any way that would otherwise reasonably be expected to lead to, any Alternative Transaction, (iii) approve, endorse or recommend, or propose publicly to approve, endorse or recommend, any Alternative Transaction, (iv) approve, endorse, recommend, execute or enter into any agreement in principle, confidentiality agreement, letter of intent, memorandum of understanding, term sheet, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other written arrangement relating to any Alternative Transaction or any proposal or offer that could reasonably be expected to result in an Alternative Transaction, (v) commence, continue or renew any due diligence investigation regarding any Alternative Transaction or (vi) resolve or agree to do any of the foregoing or otherwise authorize or permit any of its Representatives acting on its behalf to take any such action; provided that the execution, delivery and performance of the Business Combination Agreement and the Transaction Documents and the consummation of the transactions contemplated hereby shall not be deemed a violation of the Business Combination Agreement.
For purposes of the Business Combination Agreement, an “Alternative Transaction” shall mean (i) with respect to BICS and TeleSign, (a) the issuance, sale or transfer to or investment by any Person in any newly issued or currently outstanding Equity Interest in TeleSign other than in the Ordinary Course,

(b) the sale or transfer of the assets of TeleSign and TeleSign Subsidiaries to any Person, or (c) any merger or business combination between TeleSign or any of TeleSign Subsidiaries, on the one hand, and any other Person, on the other hand and (ii) with respect to NAAC, New Holdco and New SPAC, any direct or indirect acquisition of the business of any person, whether by way of a purchase of assets or securities or merger, consolidation or otherwise, such as the “initial business combination” under NAAC’s initial IPO prospectus with any third party.
Each Party shall, and shall cause its Subsidiaries and its and their respective Affiliates and Representatives to, immediately cease any and all existing discussions or negotiations with any Person conducted heretofore with respect to any Alternative Transaction. Each Party also agrees that it shall promptly request each Person (other than the Parties and their respective Representatives) that has prior to the date hereof executed a confidentiality agreement in connection with its consideration of an Alternative Transaction to return or destroy all confidential information furnished to such Person by or on behalf of it prior to the date hereof (to the extent so permitted under, and in accordance with the terms of, such confidentiality agreement). TeleSign agrees that it will promptly request each special purpose acquisition company that has prior to the date hereof executed a confidentiality agreement in connection with its consideration of an Alternative Transaction to return or destroy all confidential information furnished to such Person by or on behalf of TeleSign prior to the date hereof. If a Party or any of its Subsidiaries or any of its or their respective Representatives receives any inquiry or proposal with respect to an Alternative Transaction at any time prior to the Acquisition Closing, then such Party shall promptly (and in no event later than twenty-four (24) hours after such Party becomes aware of such inquiry or proposal) notify such Person in writing that such Party is subject to an exclusivity agreement with respect to the Transaction that prohibits such Party from considering such inquiry or proposal. Without limiting the foregoing, the Parties agree that any violation of the restrictions set forth in the Business Combination Agreement by a Party or any of its Subsidiaries or its or their respective Affiliates or Representatives shall be deemed to be a breach of the Business Combination Agreement by such Party. The Parties agree that the Business Combination Agreement shall supersede that certain Non-Binding Letter of Intent entered into by and among NAAC and Proximus SA/NV dated October 5, 2021 in its entirety, and such Non-Binding Letter of Intent shall automatically terminate in its entirety, according to its terms, upon the full execution of the Business Combination Agreement.
Stock Exchange Listing
From the date of the Business Combination Agreement through the SPAC Merger Effective Time, the Parties shall use reasonable best efforts to ensure that NAAC remains listed as a public company on, and for NAAC Ordinary Shares to be tradable over, Nasdaq. From the date of the Business Combination Agreement through the Acquisition Closing, the Parties shall use reasonable best efforts to have New Holdco listed on Nasdaq as of the Acquisition Closing.
Other Covenants and Agreements
The Business Combination Agreement contains other covenants and agreements, including covenants related to:
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NAAC and TeleSign providing access to books and records and furnishing relevant information to the other party, subject to certain limitations and confidentiality provisions;

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director and officer indemnification;

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prompt notification of certain matters;

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NAAC, New Holdco, New SPAC, TeleSign and BICS using reasonable best efforts to consummate the Business Combination;

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public announcements relating to the Business Combination;

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the intended tax treatment of the Business Combination;

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cooperation regarding any filings required under the HSR Act and all regulatory approvals;

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NAAC, New SPAC and New Holdco shall take all necessary action so that immediately after the Acquisition Closing, the board of directors of New Holdco is comprised of the designated individuals;

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keeping current and timely filing all reports required to be filed or furnished with the SEC and otherwise complying in all material respects with its reporting obligations under applicable securities law;

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NAAC notifying TeleSign and keeping TeleSign reasonably informed of any litigation brought, or to NAAC’s knowledge, threatened in writing, against NAAC or the NAAC Board by any of NAAC’s shareholders related to the Business Combination Agreement and the status thereof;

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TeleSign notifying NAAC and keeping NAAC reasonably informed of material litigation pending or, to TeleSign’s knowledge, threatened against TeleSign or any of its subsidiaries by or on behalf of any of their respective current or former employees or other service providers and the status thereof;

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NAAC causing that certain forward purchase contract dated as of January 21, 2021, by and between NAAC and its sponsor, NAAC Sponsor LP, to be terminated prior to or at the Acquisition Closing, and prior to such termination shall not enter into any transactions pursuant thereto;

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NAAC and New Holdco shall taking, or causing to be taken, all reasonable actions and do, or cause to be done, all things necessary, proper or advisable to consummate the Private Placement in accordance with the Subscription Agreements; and

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NAAC completing any amendments or modifications of any of its filings with the SEC that may be required by SEC rules, policies or requests, and using reasonable best efforts to cause such amendments or modifications to be accepted by the SEC, as promptly as reasonably practicable.

Conditions to Consummation of the Business Combination Agreement
Mutual Conditions
The obligations of BICS, TeleSign, NAAC, New Holdco and New SPAC to consummate the Business Combination are subject to the satisfaction or waiver (where permissible) at or prior to the Acquisition Closing of the following conditions:
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The Business Combination Proposals shall have been approved and resolved by the requisite affirmative vote of the shareholders of NAAC in accordance with the Registration Statement / Proxy Statement, applicable Law, the Existing Organizational Documents and the rules and regulations of Nasdaq;

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No Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Law, rule, regulation, judgment, decree, executive order or award which is then in effect and has the effect of making the Business Combination, illegal or otherwise prohibiting consummation of the Business Combination;

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All required filings under the HSR Act shall have been completed and any applicable waiting period (and any extension thereof) applicable to the consummation of the Business Combination under the HSR Act shall have expired;

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The NSIA Approval shall have been received;

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The PRC National Security Approval shall have been received;

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New Holdco’s initial listing application with Nasdaq in connection with the Business Combination shall have been conditionally approved, and the New Holdco Common Stock shall have been accepted for listing on Nasdaq (subject to the Acquisition Closing occurring), or, in each case, with another national securities exchange mutually agreed to by the Parties in writing, as of the Acquisition Closing Date;

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NAAC shall have at least $5,000,001 of net tangible assets after giving effect to the Private Placements and following the exercise of Redemption Rights in accordance with the Existing Organizational Documents;

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The Registration Statement / Proxy Statement shall have been declared effective under the Securities Act. No stop order suspending the effectiveness of the Registration Statement / Proxy Statement shall be in effect, and no proceedings for purposes of suspending the effectiveness of the Registration Statement / Proxy Statement shall have been initiated or be threatened in writing by the SEC; and

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The sale and issuance by New Holdco of New Holdco Common Stock in connection with the Private Placements shall have been consummated prior to or in connection with the Acquisition Closing.

BICS and TeleSign Conditions
The obligations of BICS and TeleSign to consummate the Business Combination are subject to the satisfaction or waiver (where permissible) at or prior to the Acquisition Closing of the following additional conditions:
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The representations and warranties of NAAC, New Holdco and New SPAC contained in (i) the Business Combination Agreement shall each be true and correct in all material respects as of the date of the Business Combination Agreement and the Acquisition Closing (except to the extent that any such representation or warranty expressly is made as of an earlier date, in which case such representation and warranty shall be true and correct as of such specified date) and (ii) the other provisions of the Business Combination Agreement shall be true and correct in all respects (without giving effect to any “materiality,” “NAAC Material Adverse Effect” or similar qualifiers contained in any such representations and warranties) as of the date hereof and as of the Acquisition Closing as though made on and as of such date (except to the extent that any such representation or warranty expressly is made as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date), except where the failures of any such representations and warranties to be so true and correct, individually or in the aggregate, would not reasonably be expected to have a NAAC Material Adverse Effect.

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NAAC, New Holdco and New SPAC shall have performed or complied in all material respects with all other agreements and covenants required by the Business Combination Agreement to be performed or complied with by it on or prior to the Acquisition Closing.

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NAAC shall have delivered to BICS a certificate, dated the date of the Acquisition Closing, signed by the President of NAAC, certifying as to the satisfaction of the conditions specified in the Business Combination Agreement.

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No NAAC Material Adverse Effect shall have occurred between the date of the Business Combination Agreement and the Acquisition Closing.

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The amount of Available Cash shall not be less than an amount equal to $200,000,000.

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All parties to the A&R Registration Rights Agreement (other than BICS) shall have delivered, or cause to be delivered, to BICS copies of the A&R Registration Rights Agreement duly executed by all such parties.

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Sponsor shall deliver an irrevocable and unconditional written waiver, in form and substance reasonably satisfactory to BICS, of all of its rights pursuant to the Promissory Note, dated August 6, 2021, made by and between NAAC and Sponsor.

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All officers and directors of New SPAC and New Holdco shall have executed written resignations effective as of the SPAC Merger Effective Time, copies of which shall have been delivered to BICS.

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All Other Approvals (as such term is defined in the Business Combination Agreement, referring to other antitrust approvals that BICS determines are required in relation to the Business Combination) have been obtained.

NAAC, New Holdco and New SPAC Conditions
The obligations of NAAC, New Holdco and New SPAC to consummate the Business Combination are subject to the satisfaction or waiver (where permissible) at or prior to the Acquisition Closing of the following additional conditions:

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The representations and warranties of BICS contained in the Business Combination Agreement shall each be true and correct in all material respects as of the date hereof and the Acquisition Closing (except to the extent that any such representation or warranty expressly is made as of an earlier date, in which case such representation and warranty shall be true and correct as of such specified date).

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The representations and warranties of TeleSign in (x) the Business Combination Agreement shall each be true and correct in all material respects as of the date hereof and the Acquisition Closing (except to the extent that any such representation or warranty expressly is made as of an earlier date, in which case such representation and warranty shall be true and correct as of such specified date) and (y) the other provisions of the Business Combination Agreement shall be true and correct in all respects (without giving effect to any “materiality,” “Company Material Adverse Effect” or similar qualifiers contained in any such representations and warranties) as of the date of the Business Combination Agreement and as of the Acquisition Closing as though made on and as of such date (except to the extent that any such representation or warranty expressly is made as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date), except where the failures of any such representations and warranties to be so true and correct, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect.

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BICS and TeleSign shall have performed or complied in all material respects with all agreements and covenants required by the Business Combination Agreement to be performed or complied with by it on or prior to the Acquisition Closing.

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TeleSign shall have delivered to NAAC a certificate, dated the date of the Acquisition Closing, signed by an officer of TeleSign, certifying as to the satisfaction of the conditions specified in the Business Combination Agreement as they relate to TeleSign. BICS shall have delivered to NAAC a certificate, dated the date of the Acquisition Closing, signed by an officer of BICS, certifying as to the satisfaction of the conditions specified in the Business Combination Agreement as they relate to BICS.

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No Company Material Adverse Effect shall have occurred between the date of the Business Combination Agreement and the Acquisition Closing.

Termination
The Business Combination Agreement may be terminated and the related transactions may be abandoned at any time prior to the Acquisition Closing, notwithstanding any requisite approval and adoption of the Business Combination Agreement and the related transactions by the shareholders of NAAC, as follows:
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by mutual written consent of NAAC and BICS;

•
by either NAAC or BICS if the Acquisition Closing shall not have occurred prior to June 30, 2022 (the “Outside Date”); provided, however, that the Business Combination Agreement may not be terminated under the Business Combination Agreement by or on behalf of any party thereto that either directly or indirectly through its Affiliates is in breach or violation of any representation, warranty, covenant, agreement or obligation contained in the Business Combination Agreement and such breach or violation is the principal cause of the failure of a condition set forth in the Business Combination Agreement on or prior to the Outside Date;

•
by either NAAC or BICS if any Governmental Authority shall have enacted, issued, promulgated, enforced or entered any injunction, order, decree or ruling (whether temporary, preliminary or permanent) which has become final and nonappealable and has the effect of making consummation of the Business Combination illegal or otherwise preventing or prohibiting consummation of the Business Combination;

•
by either NAAC or BICS if any of the Business Combination Proposals shall fail to receive the requisite vote for approval at the NAAC Shareholders’ Meeting;

•
by NAAC upon a breach of any representation, warranty, covenant or agreement on the part of BICS or TeleSign set forth in the Business Combination Agreement, or if any representation or warranty of BICS or TeleSign shall have become untrue, in either case such that the conditions set forth in the Business Combination Agreement would not be satisfied (“Terminating Company Breach”); provided that NAAC has not waived such Terminating Company Breach and NAAC, New Holdco and New SPAC are not then in material breach of their representations, warranties, covenants or agreements in the Business Combination Agreement; provided however, that, if such Terminating Company Breach is curable by BICS or TeleSign, NAAC may not terminate the Business Combination Agreement under the Business Combination Agreement for so long as BICS and TeleSign continue to exercise their reasonable efforts to cure such breach, unless such breach is not cured by the earlier of thirty (30) days after notice of such breach is provided by NAAC to BICS and the Outside Date; or

•
by BICS upon a breach of any representation, warranty, covenant or agreement on the part of NAAC, New Holdco and New SPAC set forth in the Business Combination Agreement, or if any representation or warranty of NAAC, New Holdco and New SPAC shall have become untrue, in either case such that the conditions set forth in the Business Combination Agreement would not be satisfied (“Terminating NAAC Breach”); provided that TeleSign has not waived such Terminating NAAC Breach and BICS and TeleSign are not then in material breach of their representations, warranties, covenants or agreements in the Business Combination Agreement; provided, however, that, if such Terminating NAAC Breach is curable by NAAC, New Holdco and New SPAC, BICS may not terminate the Business Combination Agreement under the Business Combination Agreement for so long as NAAC, New Holdco and New SPAC continue to exercise their reasonable efforts to cure such breach, unless such breach is not cured by the earlier of thirty (30) days after notice of such breach is provided by BICS to NAAC and the Outside Date.

Effect of Termination
If the Business Combination Agreement is terminated, the agreement shall forthwith become void, and there shall be no liability under the agreement on the part of any party thereto, except as set forth in the Business Combination Agreement, and any corresponding definitions set forth in the Business Combination Agreement, or in the case of termination subsequent to a willful and material breach of the agreement by a party thereto or in the case of fraud.
Related Agreements
This section describes the material provisions of certain additional agreements entered into or to be entered into pursuant to the Business Combination Agreement, which we refer to as the “Related Agreements,” but does not purport to describe all of the terms thereof. The Related Agreements have been or will be filed with the SEC at a future date. Shareholders and other interested parties are urged to read such Related Agreements in their entirety.
Transaction Support Agreement
The Transaction Support Agreement, by and among BICS, TeleSign, NAAC, New Holdco, NAAC Sponsor LP (“Sponsor”), NAAC and certain other investors in NAAC and/or Sponsor is delivered in conjunction with the Business Combination Agreement, wherein NAAC, Sponsor and such investors agree to support the approval and adoption of the transactions contemplated by the Business Combination Agreement, including by voting their Class A ordinary shares in favor of the Business Combination Proposals, agreeing not to transfer any securities held in NAAC prior to the Acquisition Closing, and agreeing to execute and deliver any further document, agreement or instrument of assignment, transfer or conveyance as necessary to effectuate the purposes hereof and as may be reasonably requested in writing by another party hereto.
NAAC Sponsor LP agrees that, in the event that the NAAC shareholder redemption amount immediately prior to the Effective Time, when expressed as a percentage of the amount of funds contained in the Trust Account (such percentage, the “Redemption Percentage”), is greater than 50%, the Sponsor, without any further action by any party, shall automatically be deemed to, and shall, transfer to NAAC, surrender and forfeit for cancellation (and the Sponsor and NAAC shall take all actions necessary to effect such transfer, surrender and forfeiture for cancellation) for no consideration, the quantity of Founder Shares equal to the lesser of (i) (a) (I) the Redemption Percentage minus (II) 50%, multiplied by (b) 3,795,000, and (ii) 948,750. NAAC Sponsor LP further agrees that, at the Acquisition Closing and immediately prior to the actions set forth in the Business Combination Agreement, it shall transfer to NAAC, surrender and forfeit for cancellation, for no consideration, 948,750 NAAC Founder Shares.
The Transaction Support Agreement shall automatically terminate on the earliest of: (a) the valid termination of the BCA, (b) the Acquisition Closing and (c) the mutual written agreement of the parties thereof.
A&R Registration Rights Agreement
In connection with the Acquisition Closing, that certain Registration Rights Agreement, dated January 21, 2021, among NAAC, the Sponsor and certain persons and entities holding securities of NAAC (the “Initial Holders”), will be amended and restated substantially in the form attached to the Business Combination Agreement (the “A&R Registration Rights Agreement”), and New Holdco, the Sponsor, certain persons and entities holding securities of New Holdco prior to the Acquisition Closing (together with the Sponsor, the “Initial Holders”), and certain persons and entities receiving New Holdco Common Stock or instruments exercisable for New Holdco Common Stock in connection with the Business Combination (the “New Holders” and, together with the Initial Holders, the “Registration Rights Holders”) will enter into the A&R Registration Rights Agreement. Pursuant to the A&R Registration Rights Agreement, New Holdco will agree that as soon as practicable (but in any case within 30 calendar days after the consummation of the Business Combination) New Holdco will file with the SEC (at New Holdco’s sole cost and expense) a registration statement registering the resale of certain securities held by or issuable to the Registration Rights Holders (the “Resale Registration Statement”), and New Holdco will use its commercially reasonable efforts to have the Resale Registration Statement declared effective as soon as reasonably practicable after the filing thereof. In certain circumstances, the Initial Holders can demand up to three underwritten offerings and certain of the New Holders can demand up to three underwritten offerings, and all of the Registration Rights Holders can demand up to four block trades within any 12-month period and will be entitled to customary piggyback registration rights. The A&R Registration Rights Agreement does not provide for the payment of any cash penalties by New Holdco if it fails to satisfy any of its obligations under the A&R Registration Rights Agreement.
Stockholders Agreement
At the closing of the Business Combination, New Holdco, BICS, the Sponsor and one of the PIPE Investors will enter into that certain Stockholders Agreement, pursuant to which, among other things, for 36 months following the closing of the Business Combination, the board of directors of New Holdco shall consist of eight members, including the chief executive officer of New Holdco, five individuals designated by BICS in its sole discretion, three of which will be independent directors, one individual designated by the Sponsor in its sole discretion, and one individual designated by such PIPE Investor in its sole discretion, and that the parties thereto will not take any action to remove another party’s designee, and each party will be entitled to replace any vacancy arising in relation to a director previously designated by such party, for the periods of time specified for such party therein. It is the intention of the parties to the Stockholders Agreement that Gary Quin shall join the board of directors. The foregoing description of the Stockholders Agreement is qualified in its entirety by reference to the full text of the Stockholders Agreement, the form of which is included as Exhibit E to this proxy statement/ prospectus.
Non-Compete Agreement
In connection with the Acquisition Closing, BICS and New Holdco will enter into the Non-Competition Agreement with Proximus which shall restrict competition with entities that provide digital identity services existing in the TeleSign’s suite of products and services as of the Acquisition Closing to a Competitive Customer, provided that Competing Business does not include (i) any wholesale business that Proximus, BICS or their respective Affiliates may have with telecom operators (wholesale or retail, domestic or international) including virtual network operators (wholesale or retail, domestic or international), (ii) the provision and further deployment of fraud prevention duties as a carrier towards its customers or (iii) the provision and further deployment of managed fraud services/product stack and roadmap to telecom or enterprise customers. Such restrictions shall be effective from the Acquisition Closing until the earlier of (i) the third anniversary of the Acquisition Closing and (ii) (a) the date on which Proximus or BICS, as the case may be, ceases to hold, directly or indirectly, at least a majority of the voting securities in New Holdco and (b) the date that is 18 months following the date hereof.
Ownership of New Holdco
The following table shows the anticipated share ownership of various holders of New Holdco Common Stock upon closing of the Business Combination in the no redemption, 33% redemption (which assumes that 33% Class A Ordinary Shares held by public shareholders are redeemed), 66% redemption (which assumes that 66% of Class A Ordinary Shares held by public shareholders are redeemed), and maximum redemption scenarios and is based on the following assumptions: (i) there are no other issuances of equity interests of NAAC or TeleSign, (ii) none of NAAC’s initial shareholders or BICS purchase Class A Ordinary Shares in the open market, (iii) the aggregate NAAC Transaction Expenses and Company Transaction Expenses will be $50 million, (iv) the Sponsor forfeits 948,750 NAAC Founder Shares in connection with the Business Combination (and up to an additional 948,750 NAAC Founder Shares are forfeited as result of NAAC shareholder redemption levels exceeding 50%), (v) TeleSign’s valuation is not otherwise reduced by factors set forth in the Business Combination Agreement, and (vii) no New Holdco Warrants are exercised. The residual equity value owned by non-redeeming shareholders will remain $10.00 per share as illustrated in the sensitivity table below.
	No Redemptions	33% Redemptions	66% Redemptions	Maximum Redemptions(1)
Percentage Share Ownership in New Holdco
NAAC Public Shareholders	22%	16%	9%	0%
BICS	66%	72%	78%	86%
PIPE Investors	7%	7%	8%	9%
NAAC Initial Shareholders(2)	5%	5%	5%	5%
Value of the Shares Owned by Non- Redeeming Shareholders
Total Shares Outstanding Excluding Warrants	173,700,000	161,200,000	148,700,000	135,800,000
Total Equity Value Post-Redemptions	$1,737,000,000	$1,612,000,000	$1,487,000,000	$1,358,000,000
Per Share Value	$10.00	$10.00	$10.00	$10.00

(1)
Assumes that NAAC’s public shareholders exercise redemption rights with respect to 37,950,000 Class A Ordinary Shares, which represents redemption of approximately 100% of NAAC Class A Ordinary Shares, for an aggregate redemption payment of approximately $379.5 million.

(2)
The Sponsor and its Affiliates will hold up to 8,538,750 Ordinary Shares, which will be cancelled and exchanged on a one-for-one basis for New Holdco Common Stock upon consummation of the proposed business combination. In the 66% redemption and maximum redemption scenarios, an additional 569,250 NAAC Founder Shares or 948,750 NAAC Founder Shares, respectively, would be forfeited in connection with the Business Combination, resulting in the Sponsor holding 7,969,500 Ordinary Shares in the 66% redemption scenario or 7,590,000 Ordinary Shares in the maximum redemption scenario. The Sponsor paid $25,000 for the 9,487,500 NAAC Founder Shares, or approximately $0.003 per NAAC Founder Share. Assuming a value of $10.00 per share of New Holdco Common Stock, based on the deemed value of $10.00 per share of New Holdco Common Stock in the proposed business combination, this represents an appreciation in value of approximately $9.99 per share of New Holdco Common Stock. Assuming a value of $         per New Holdco Ordinary Share, the closing price of a Class A

Ordinary Share on            , 2022, this represents an appreciation in value of approximately $         per New Holdco Ordinary Share.
NAAC’s public shareholders that do not elect to redeem their NAAC Public Shares will experience significant dilution as a result of the proposed business combination. The NAAC public shareholders currently own 80% of NAAC’s Ordinary Shares. As noted in the above table, if no NAAC public shareholders redeem their NAAC Public Shares in the proposed business combination, the NAAC public shareholders will go from owning 80% of NAAC’s Ordinary Shares prior to the Business Combination to owning 22% of New Holdco Common Stock, and NAAC’s public shareholders will own 16%, 9% and 0% respectively, assuming 33%, 66% and the maximum number of the NAAC Ordinary Shares are redeemed in connection with the proposed business combination, respectively.
Background of the Business Combination
The terms of the Business Combination are the result of negotiations between the representatives of NAAC and TeleSign. The following is a brief description of the background of these negotiations and the resulting Business Combination Agreement and proposed Business Combination.
NAAC is a blank check company incorporated as a Cayman Islands exempted company on October 14, 2020 and formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. It was NAAC’s intention to capitalize on the substantial deal sourcing, investing and operating expertise of NAAC’s management team to identify and combine with one or more businesses in the consumer, industrials and telecommunications sectors, where there is an opportunity to create significant shareholder value by assisting one or more companies in accessing the public markets to provide capital to facilitate the growth of their business.
On January 26, 2021, NAAC consummated its IPO of 37,950,000 units, with each unit consisting of one Class A ordinary share and one-third of one redeemable warrant, generating total gross proceeds of $379,500,000. Prior to the consummation of its IPO, NAAC’s Sponsor purchased 8,625,000 Founder Shares for an aggregate purchase price of $25,000, or approximately $0.003 per share. In January 2021, prior to the consummation of its IPO, NAAC declared a share dividend satisfied by way of issuance of 0.1 of a share for each ordinary share in issue, resulting in NAAC’s Sponsor holding an aggregate of 9,487,500 Founder Shares. Simultaneously with the consummation of its IPO, NAAC consummated the private sale of 7,126,667 warrants to its Sponsor, each of which entitles the holder to purchase one Class A ordinary share at an exercise price of $11.50 per share, at a price of $1.50 per warrant, generating gross proceeds of approximately $10,690,000.
Prior to the consummation of its IPO, neither NAAC, nor anyone on its behalf, engaged in any substantive discussions, directly or indirectly, with any business combination target with respect to an Initial Business Combination with NAAC.
Immediately after the completion of the NAAC IPO on January 26, 2021, NAAC’s management began to seek potential candidates for a business combination. In addition, NAAC was contacted by a number of individuals and entities with respect to potential business combination opportunities. As part of its process, NAAC compiled and maintained a list of potential targets, prioritized, updated and supplemented such list from time to time as it was introduced to additional targets and as it acquired additional data through discussions with representatives and/or management of such targets or through its preliminary due diligence reviews of such targets.
Between January 26, 2021 and October 5, 2021, the date on which NAAC entered into a non-binding letter of intent with TeleSign, NAAC’s management team and representatives of NAAC identified and evaluated approximately 60 potential acquisition target companies and subsequently negotiated non-binding letters of intent with four potential target companies, including TeleSign, two of which were executed (including the non-binding letter of intent with TeleSign executed by the parties on October 5, 2021, as more particularly described below).
NAAC evaluated a transaction with a leading European e-commerce platform (“Target A”) between April and August 2021. The negotiations were terminated, as no agreement could be reached on transaction terms between the shareholders of Target A and potential new investors that were approached through a PIPE process.

TeleSign is a provider of Communication Platform as a Service (CPaaS) and is solely indirectly owned by Proximus Group, a leading European telecoms company, since 2017. Morgan Stanley & Co. International plc (“Morgan Stanley International”) was engaged by Proximus on April 2, 2021 as its financial advisor in connection with a potential transaction between TeleSign and a special purpose acquisition company.
On July 28, 2021, NAAC received a presentation prepared by TeleSign’s management, and TeleSign’s management answered questions from NAAC. On August 2, 2021, NAAC requested a proposal for advisory services from Lazard BV/SRL (“Lazard”) for a potential transaction with TeleSign and, on August 3, 2021, NAAC provided feedback on TeleSign’s management presentation. Representatives of NAAC, TeleSign and Morgan Stanley International, in its capacity as financial advisor to Proximus, also discussed the potential business and finance model on August 6, 2021.
On July 28, 2021, NAAC and Proximus entered into a mutual nondisclosure agreement.
On August 9, 2021, representatives from NAAC met with representatives from Lazard and discussed Lazard serving as advisor on the transaction. NAAC and Lazard met again on August 13, 2021 and discussed the potential valuation of TeleSign. NAAC and Lazard further discussed the valuation on August 17, 2021 and on August 30, 2021.
On August 19, 2021, Lazard provided feedback to NAAC on discussions Lazard had held with Morgan Stanley International, in its capacity as financial advisor to Proximus, and Lazard advised how NAAC should position its interest in TeleSign. That same day, executives from NAAC also discussed the CPaaS industry and the positioning of different players in the market with Lazard.
From August 20, 2021 to August 27, 2021, NAAC discussed the letter of intent with Reed Smith LLP, its legal counsel (“Reed Smith”), Cohen & Company Capital Markets, a division of J.V.B. Financial Group LLC (“Cohen”) and BTIG LLC (“BTIG”), its capital markets advisors, Lazard and Morgan Stanley International, in its capacity as financial advisor to Proximus. On August 31, 2021, NAAC, TeleSign, and representatives from Cohen, Lazard and Morgan Stanley International, in its capacity as financial advisor to Proximus, held a virtual meeting in which TeleSign’s management explained what additional levers for growth the management could see beyond the materials received on July 28, 2021. Further discussions among NAAC and representatives of Morgan Stanley International, in its capacity as financial advisor to Proximus, and Lazard ensued in a meeting on September 9, 2021, where the parties discussed how to analyze TeleSign in comparison to existing publicly traded peer companies market and how investors would likely view TeleSign.
On July 26, 2021, Morgan Stanley International, in its capacity as financial advisor to Proximus, provided representatives of NAAC with access to a virtual data room containing certain detailed financial and legal materials of TeleSign. From July 26, 2021 until December 16, 2021 (the date on which the Business Combination Agreement was executed), various representatives of each of NAAC management and NAAC’s legal counsel, Reed Smith, Ernst and Young (“EY”) and Lazard, NAAC’s financial advisors, conducted due diligence on TeleSign through document review. During this time, NAAC conducted telephonic conferences with representatives of Proximus. Reed Smith also held discussions with Proximus’s legal counsel, Linklaters LLP (“Linklaters”), and the parties also had certain discussions with Morgan Stanley International, in its capacity as financial advisor to Proximus. During this period, the virtual data room also was periodically updated with additional due diligence documentation.
On September 14, 2021, NAAC representatives and executives from Proximus had a call to discuss NAAC’s interest in TeleSign. The parties discussed the objectives and prospects of the business combination and alternative approaches to the valuation. Morgan Stanley International, in its capacity as financial advisor to Proximus, requested feedback on the call from NAAC the following day and advised NAAC on potential next steps in the transaction. NAAC and Proximus had another call on September 22, 2021 and negotiated various points in the draft letter of intent. NAAC and Proximus also met in person on September 29, 2021 to clarify certain points in the draft letter of intent.
On October 3, 2021, NAAC discussed the draft letter of intent and remaining edits with Reed Smith and Lazard before finalizing the document. NAAC and Proximus discussed the final version of the letter of intent on October 5, 2021 and NAAC sent Proximus an executed version of the letter of intent that same day. Also on October 5, 2021, an all party kick off call was held, where NAAC, Lazard, Proximus, TeleSign, representatives of Morgan Stanley International, in its capacity as financial advisor to Proximus, Cohen and Linklaters discussed the project’s organization and workstreams.
The final LOI provided, among other things, that NAAC would pay transaction consideration in the public entity’s common stock at a price of $10.00 per share and no less than $200 million of cash made available to the combined company for general corporate purposes. The LOI further provided that the Sponsor would be entitled to designate one member of the board of directors of the combined company following the business combination. In addition, the LOI provided for a mutual exclusivity period of 45 days, that would automatically extend by a further 15 days unless notice was given by either party.
On October 6, 2021, representatives from NAAC and Proximus discussed the selection of advisors for the PIPE placement. The same parties met again on October 7, 2021 to finalize the appointment of advisors for the PIPE placement.
Between October 6, 2021 and October 26, 2021, representatives of NAAC, Proximus and Morgan Stanley & Co. LLC (“Morgan Stanley”) negotiated and finalized a customary agreement providing for Morgan Stanley, to serve as placement agent to NAAC in connection with the PIPE placement, which agreement was executed on October 26, 2021.
Morgan Stanley also provided NAAC and Proximus with waiver letters describing its respective roles with NAAC and Proximus in connection with the transaction. After carefully considering with their respective boards and legal counsel the potential benefits of engaging Morgan Stanley and Morgan Stanley International for their respective roles, NAAC and Proximus each consented to Morgan Stanley International’s role as financial advisor to Proximus in connection with the Business Combination and Morgan Stanley’s role as placement agent to NAAC in connection with the PIPE placement and waived any potential conflicts in connection with such dual roles.
During the time period of October 7, 2021 through October 18, 2021, representatives of NAAC, TeleSign, Proximus, Lazard, Linklaters and Reed Smith jointly prepared, and discussed with representatives of Morgan Stanley, in its capacity as placement agent, and J.P. Morgan an investor presentation that would be presented to prospective PIPE placement investors.
On October 8, 2021, and October 11, 2021, NAAC and Proximus had discussions regarding the appointment of additional investment banks to assist with the PIPE placement for the transaction.
NAAC engaged J.P. Morgan Securities LLC (“J.P. Morgan”) as a placement agent in connection with the PIPE placement and the parties executed a customary agreement on October 21, 2021.
Representatives from NAAC, Proximus, TeleSign, Morgan Stanley, in its capacity as placement agent to NAAC, and J.P. Morgan, discussed and agreed that Morgan Stanley and J.P. Morgan would act as lead placement agents for NAAC, and would only participate as placement agents with respect to a portion of the PIPE placement raised from certain Qualified Institutional Buyers and Institutional “Accredited Investors,” and further, that Morgan Stanley and J.P. Morgan would not act as placement agents or participate in any role with respect to, and would not earn any fees from, the portion of the PIPE placement that would be conducted by Proximus.
Representatives from NAAC and TeleSign discussed the sales pipeline and business outlook on October 12, 2021. Representatives from NAAC and Proximus discussed general project updates on October 13, 2021.
On October 15, 2021, NAAC, TeleSign, representatives of Morgan Stanley, in its capacity as placement agent to NAAC, and J.P. Morgan, discussed coordinating investor outreach. Following this discussion, two groups of potential investors were identified for outreach. One group of potential investors was for outreach conducted by Morgan Stanley and J.P. Morgan with respect to the portion of the PIPE placement raised from certain Qualified Institutional Buyers and Institutional “Accredited Investors.” The other group of potential investors was for outreach conducted by Proximus, with respect to which Morgan Stanley and J.P. Morgan would not act as placement agents or participate in any role, and would not earn any fees. Morgan Stanley and J.P. Morgan did not participate in identifying or discussions about the group of potential investors for outreach by Proximus.

On October 25, 2021, NAAC, TeleSign, Proximus, Lazard, Reed Smith, Linklaters, Morgan Stanley, in its capacity as placement agent to NAAC, J.P. Morgan and Sidley Austin LLP, acting as legal counsel to Morgan Stanley and J.P. Morgan (“Sidley”), finalized the wall cross script.
On October 25, 2021, NAAC and Proximus management discussed the search for board members for the new company and the three potential candidates that had been identified.
On October 25, 2021, Proximus began its outreach to certain potential investors in connection with the PIPE placement. Morgan Stanley and J.P. Morgan did not act as placement agents or participate in any role with respect to, and did not earn any fees from, this portion of the PIPE placement.
On October 26, 2021, representatives from Morgan Stanley, in its capacity as placement agent to NAAC, and J.P. Morgan, began their outreach to certain potential investors with respect to the portion of the PIPE placement raised from certain Qualified Institutional Buyers and Institutional “Accredited Investors.” for which Morgan Stanley and J.P. Morgan acted as placement agents.
On November 1, 2021, NAAC’s and TeleSign’s management began the PIPE investor information sessions. Over the next several weeks, representatives of NAAC and TeleSign held telephonic conferences and virtual meetings to discuss commercial, financial and legal elements of TeleSign’s business as well as various considerations to the transaction including associated timelines and budget considerations, operational matters and potential opportunities to accelerate growth of the business.
On November 4, 2021, Proximus and TeleSign provided a telephonic update on the audit timetable to NAAC and its advisors, representatives of Morgan Stanley, in its capacity as placement agent to NAAC, and J.P. Morgan. Tax diligence calls were held on November 5, 2021 and November 8, 2021 between NAAC, TeleSign, Lazard and EY, who had agreed to assist with the tax diligence.
On November 5, 2021, Linklaters sent Reed Smith an initial draft of the proposed Business Combination Agreement and on November 18, 2021, Linklaters began sending Reed Smith initial drafts of the ancillary agreements, including the form of Transaction Support Agreement and the form of Stockholder Support Agreement. Reed Smith reviewed the draft Business Combination Agreement with NAAC and responded with a proposed revised draft of the Business Combination Agreement that was sent to Linklaters on November 22, 2021. Between December 2, 2021 and December 16, 2021, Reed Smith and Linklaters exchanged revised drafts of the proposed Business Combination Agreement and the Ancillary Agreements. Reed Smith and Linklaters held several telephonic meetings during this time and exchanged checklists tracking open items related to the Business Combination Agreement and Ancillary Agreements.
Through November and early December 2021, NAAC held bi-weekly videoconferences with its legal and financial advisors to discuss financial, tax, IT and commercial due diligence matters identified by NAAC’s advisors. In addition to these bi-weekly videoconferences, additional communications regarding the potential transaction also took place during this period. On November 10, 2021 a call was held among NAAC, TeleSign, and Linklaters in which NAAC was asked legal due diligence questions. NAAC, TeleSign and Proximus had several meetings on November 16, 2021 in which they discussed the TeleSign’s budget, sales data, product team and the investor presentation. NAAC visited TeleSign’s offices on November 15 and 16, 2021, for additional discussions of its budget and sales pipeline. TeleSign demonstrated its digital identity product for NAAC and its advisors and took questions from NAAC on November 17, 2021.
On November 30, 2021, executives from NAAC and Proximus discussed the business combination agreement. On the same day, the management teams also discussed certain updates to the PIPE Financing and reviewed due diligence questions related to insurance. The teams held several calls over the next week in which they discussed updates on negotiations regarding the PIPE Financing and terms, the ongoing due diligence work, the investor relations strategy, the business combination agreement and ancillary agreements.
On November 30, 2021, a media article was published about the potential sale of TeleSign to NAAC. On December 1, 2021, Proximus issued a press release confirming that Proximus was considering strategic options for TeleSign, including merging TeleSign with a potential SPAC partner.
On December 2, 2021, EY conducted a diligence call and asked TeleSign’s management about specific growth drivers. On December 5, 2021, representatives from NAAC, TeleSign, Proximus and EY held a follow-up call on the growth plans for TeleSign’s digital identity solutions. The NAAC, TeleSign, and Proximus management teams discussed the business combination agreement again on December 6, 2021. On December 8, 2021 the same management teams discussed, with input from Reed Smith and EY, several specific issues coming out of NAAC’s advisors’ due diligence reports and held an additional general project update call which focused on the business combination agreement. On December 11, 2021, the NAAC, TeleSign, and Proximus management teams largely finalized an agreed form of the business combination agreement with input from Linklaters, Reed Smith, and McDermott Will and Emery LLP, now also acting as legal counsel to NAAC.
On December 16, 2021, the NAAC Board held a meeting, at which all directors were present, to review and discuss the terms of the Business Combination Agreement and the Ancillary Agreements. The meeting was attended by representatives of Lazard and Reed Smith. At this meeting, representatives from Reed Smith provided the NAAC Board with an overview of the Business Combination Agreement and the resolutions to be approved in connection with entering into the Business Combination. Representatives from Lazard also provided the NAAC Board with an overview of the target business, including the target’s historic financials and business plan, valuation discussion, key due diligence findings and risk factors, as well as an overview of the current PIPE market and PIPE marketing process in connection with the Business Combination. The NAAC Board asked questions and unanimously approved the Business Combination Agreement and the Ancillary Agreements, as well as other related matters.
On December 16, 2021, NAAC, New Holdco, New SPAC, BICS and TeleSign executed the Business Combination Agreement and the applicable Ancillary Agreements. NAAC and Proximus issued a joint press release announcing the transaction on December 16, 2021.
Concurrent with the execution of the Business Combination Agreement, on December 16, 2021, the PIPE Investors entered into the Subscription Agreements committing to participate in the PIPE placement (subject to the terms and conditions contained therein) in an aggregate amount of $107.5 million.
On December 17, 2021, NAAC filed a Current Report on Form 8-K with the SEC, which described the material provisions of the Business Combination Agreement, the PIPE Subscription Agreements and the Ancillary Agreements, copies of which were filed as exhibits to the Form 8-K.
The NAAC Board’s Reasons for Approval of the Business Combination
In evaluating the business combination, NAAC’s board of directors consulted with NAAC’s management and legal, financial and commercial advisors. In reaching its unanimous resolution (i) that the terms and conditions of the Business Combination Agreement, including the proposed Business Combination, are advisable, fair to, and in the best interests of NAAC and its shareholders and (ii) to recommend that shareholders adopt and approve the Business Combination Agreement and approve the Business Combination, NAAC’s board of directors considered a range of factors, including but not limited to, the factors discussed below. In light of the number and wide variety of factors, the NAAC board did not consider it practicable to and did not attempt to quantify or otherwise assign relative weights to the specific factors it considered in reaching its determination. The NAAC board viewed its position as being based on all of the information available and the factors presented to and considered by it. In addition, individual directors may have given different weight to different factors.
The NAAC board determined not to obtain a fairness opinion. The officers and directors of NAAC have substantial experience in evaluating the operating and financial merits of companies active in the consumer, industrials and telecommunications sector, and concluded that their experience and backgrounds, together with the experience and sector expertise of NAAC’s board of directors and financial advisors, enabled them to make the necessary analyses and determinations regarding the business combination with TeleSign. In addition, NAAC’s officers and directors and NAAC’s advisors have substantial M&A experience.
Before reaching its decision on December 16, 2021, NAAC’s board of directors considered the views of TeleSign’s management regarding the opportunity represented by the proposed transaction and the report from management, the Company’s legal counsel and EY on the results of their due diligence of TeleSign. The diligence investigation included:

•
Research on the CPaaS and the digital identity industries and their prospects and review of TeleSign’s historical financial performance and forecasts;

•
Conference call meetings with TeleSign’s management and representatives regarding operations, company services, intellectual property, major suppliers, partners and customers, and growth prospects, both organic and through possible acquisitions, among other customary due diligence matters;

•
Review of TeleSign’s material business contracts and certain other legal and intellectual property due diligence;

•
Financial and accounting due diligence; and

•
Commercial, IT and tax due diligence.

In the prospectus for NAAC’s IPO, NAAC identified general criteria and guidelines that NAAC believed would be considered in evaluating prospective target businesses, although NAAC indicated it may enter into a business combination with a target business that does not meet all these criteria and guidelines. NAAC’s board was of the view that TeleSign appeared to meet such criteria of having:
•
Strong Management Team:   Businesses with a committed and capable management team that would benefit from NAAC’s network and expertise;

•
Economic Fundamentals:   Businesses with strong cash flow characteristics with opportunity for further improvement, including via productivity initiatives;

•
Attractive Returns:   Businesses that will offer an attractive risk-adjusted return for NAAC’s shareholders;

•
Benefit from Public Market Access:   Businesses looking to enhance their balance sheet and/or accelerate growth through acquisitions or organically. NAAC also seeks to invest in businesses that stand to benefit from access to public equity markets and access to other forms of capital;

•
Growth/Expansion Opportunities:   Businesses in high growth sectors in Europe or North America that operate in consumer, industrials or telecommunications sectors; and

•
Leverage SPAC Network and Strategy:   Businesses that can utilize NAAC’s global network and are ready to become a public entity.

In considering the business combination, NAAC’s board of directors considered a number of factors, including but not limited to, the above and following material factors:
•
TeleSign’s Potential Market Share.   NAAC believes that TeleSign has large and rapidly growing global addressable markets. The CPaaS and digital identity markets which are expected to grow at ~24.4% CAGR from 2019-2024 reaching ~$54.5 billion in 2024. TeleSign plans to increase its share of these markets based on its product development and investment into its sales force;

•
Growth Opportunity.   NAAC’s capital injection through proceeds from its IPO held in a trust account and PIPE will allow for TeleSign’s business to be scaled around the world. There is room for future margin-accretive growth opportunities, geographic expansion, customer base enlargement, etc.;

•
Compelling Valuation.   NAAC was able to obtain a highly attractive valuation for TeleSign when comparing the implied EV/Revenue multiples of TeleSign to peers. The valuation of TeleSign was approximately 2.2x EV/revenues in 2023 and 0.09x EV/revenue growth in 2023 (revenue growth measured as expected 2021-2023 revenue CAGR);

•
Established, Well-Recognized Customers and Commercial Partners.   TeleSign has a number of large, prominent customers, enhancing the NAAC Board’s trust in the business;

•
Strong Industry Tailwinds.   NAAC believes that the digital transformation, acceleration of digital communications, machine learning and analytics to detect and prevent fraud and using mobile phone as a primary source of digital identity are major tailwind indicators;

•
Committed and Capable Management Team.   NAAC believes that TeleSign is run by an experienced and professional management team; and

•
PIPE Equity Commitment.   A group of institutional investors has committed $107.5 million in PIPE subscriptions. This was viewed as support for the opportunities represented by the transaction and provides for additional capital for the execution by TeleSign of its business plan after the transaction is completed.

NAAC management, with assistance from Lazard, considered an estimate of the valuation of TeleSign based on a comparable listed company analysis, discounted cash flows methodology and precedent transaction multiples in order to assess the value that the public markets would likely ascribe to TeleSign following a business combination with NAAC, and this analysis was presented to NAAC’s board of directors. The relative valuation analysis was based on selected public companies with businesses similar to or operating in adjacent sectors to TeleSign.
NAAC’s board of directors also considered a variety of uncertainties, risks and other potentially negative factors concerning the Business Combination including, but not limited to, the following:
•
Macroeconomic Risks.   Macroeconomic uncertainty and the effects it could have on the combined company’s revenues;

•
Redemption Risk.   The risk that a significant number of NAAC shareholders elect to redeem their shares prior to the consummation of the Business Combination and pursuant to the Existing Organizational Documents, which would potentially make the Business Combination more difficult or impossible to complete;

•
Shareholder Vote.   The risk that NAAC’s shareholders may fail to provide the respective votes necessary to effect the Business Combination;

•
Closing Conditions.   The fact that the completion of the Business Combination is conditioned on the satisfaction of certain closing conditions that are not within NAAC’s control; and

•
Presence of Competition.   The fact that TeleSign faces intense competition, especially from larger, well-established companies, in the digital identity and secure communications markets.

In addition to considering the factors described above, NAAC’s board of directors also considered other factors including, without limitation:
•
Interests of Certain Persons.   Some officers and directors of NAAC may have interests in the Business Combination. For more information, see the section titled “Interests of Certain Persons in the Business Combination”.

•
Other Risks Factors.   Various other risk factors associated with the business of TeleSign, as described in the section entitled “Risk Factors”.

NAAC’s board of directors concluded that the potential benefits that it expected NAAC and its shareholders to achieve as a result of the Business Combination outweighed the potentially negative and other factors associated with the Business Combination. Accordingly, NAAC’s board of directors unanimously determined that the Business Combination and the transactions contemplated by the Business Combination Agreement, were advisable and in the best interests of NAAC and its shareholders.
Certain Financial Analysis
NAAC, with assistance from Lazard, analyzed potential comparable companies for TeleSign in the two sectors listed below:
1)
Communications Platform as a Service (“CPaaS”) companies; and

2)
Digital identity, cybersecurity, fraud prevention and access management companies.

The comparable public companies for TeleSign that NAAC’s management presented to the NAAC board of directors were:
•
CPaaS

•
8x8, Inc., US based;

•
Bandwidth, Inc., US based;

•
CM N.V., Netherlands based;

•
LivePerson Inc., US based;

•
RingCentral Inc., US based;

•
Route Mobile Lt., Indian based;

•
Sinch A.B., Sweden based; and

•
Twilio Inc., US based.

•
Digital Identity

•
Cloudflare Inc., US based;

•
Crowdstrike Inc., US based;

•
Cyberark Inc., US based;

•
Okta Inc., US based;

•
Ping Identity Inc., US based;

•
Sailpoint Inc., US based; and

•
Zscaler Inc., US based.

These companies were identified by NAAC, with assistance from Lazard, as public companies having businesses with similar end markets, business models, go-to-market strategies and financial profiles. While these companies may share certain characteristics that are similar to those of TeleSign, the NAAC board of directors recognized that no public company was identical in nature to TeleSign.
Using publicly available information, NAAC, with assistance from Lazard, reviewed among other things, operational and financial metrics of each of the comparable companies and benchmarked this against TeleSign. The averages and medians of the operational and financial metrics for the selected comparable companies were based on market data as of December 13, 2021 and is summarized in the table below.
		TeleSign	CPaaS	Digital Identity
Operational Metrics	Average 2021E – 2023E Revenue CAGR	24%	17%	18%
	Median 2021E – 2023E Revenue CAGR	24%	18%	22%
	2023E Gross Margin	22.4%	54.6%	78.8%
	2023E EBITDA Margin	(2.4)%	11.4%	9.7%
Financial Metrics	Average Enterprise Value/2022E Revenue	2.7x	5.1x	22.0x
	Median Enterprise Value/2022E Revenue	2.7x	3.8x	19.6x
	Average Enterprise Value/2023E Revenue	2.2x	4.1x	16.9x
	Median Enterprise Value/2023E Revenue	2.2x	3.1x	14.6x
	Average Enterprise Value/2022E Revenue Growth	0.12x	0.19x	0.72x
	Median Enterprise Value/2022E Revenue Growth	0.12x	0.18x	0.56x
	Average Enterprise Value/2023E Revenue Growth	0.09x	0.18x	0.58x
	Median Enterprise Value/2023E Revenue Growth	0.09x	0.16x	0.43x
Forming a view on valuation for TeleSign, NAAC focused, amongst other metrics, on FY22E and FY23E revenue-based enterprise value multiples for comparable companies. Other valuation methodologies such as the precedent transaction multiples and discounted cash flows were also considered in the valuation.
Based on an enterprise value of $1,300 million, TeleSign’s expected enterprise value to revenue multiple for FY23E is 2.2x, while the median CPaaS peers enterprise value to revenue multiple was 3.1x and for Digital Identity peers was 14.6x. Therefore, TeleSign’s FY23E enterprise value to revenue represented a 29% and 85% discount to CPaaS peers and Digital Identity peers multiples, respectively.

The analysis was prepared by NAAC’s management based on its judgment and with assistance from its financial advisors, to the extent described above. The analysis above should not be deemed determinative of fact and of future results. This analysis reflects the best currently available estimates and presents, to the best of management’s knowledge and belief, the expected course of action and the expected future financial performance of TeleSign.
Certain TeleSign Projected Financial Information
TeleSign does not as a matter of course make public projections as to future sales, earnings, or other results. However, the management of TeleSign has prepared the prospective financial information set forth below to present the expected result of the Business Combination on TeleSign’s future performance. The accompanying prospective financial information was not prepared with a view toward public disclosure or with a view toward complying with the guidelines established by the American Institute of Certified Public Accountants with respect to prospective financial information, but, in the view of TeleSign’s management, was prepared on a reasonable basis, reflects the best currently available estimates and judgments, and presents, to the best of management's knowledge and belief, the expected course of action and the expected future financial performance of TeleSign. However, this information is not fact and should not be relied upon as being necessarily indicative of future results, and readers of this proxy statement/ prospectus are cautioned not to place undue reliance on the prospective financial information.
Neither TeleSign’s independent auditors, nor any other independent accountants, have compiled, examined, or performed any procedures with respect to the prospective financial information contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the prospective financial information.
The projections reflect numerous assumptions, including general business, economic, market, regulatory and financial conditions, competitive uncertainties, and operational assumptions, all of which are difficult to predict and many of which are beyond TeleSign’s control, such as the risks and uncertainties contained in the sections titled “Risk Factors”, “TeleSign’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Cautionary Note Regarding Forward-Looking Statements”. The projections also assume the consummation of the Business Combination. The financial projections for revenue and operating expenses provided to the NAAC Board are forward-looking statements that are based on growth assumptions, which are inherently subject to significant uncertainties and contingencies, many of which are beyond TeleSign’s control. There will be differences between actual and projected results, and actual results may be materially greater or materially less than those contained in the projections. While all projections are necessarily speculative, statements regarding TeleSign’s five-year business plan and yearly forecasts, and summary financial projections are subject to material assumptions regarding TeleSign’s ability to grow existing revenue and execute on commercial expansion and R&D projects.
The inclusion of the projections in this proxy statement/prospectus should not be regarded as an indication that TeleSign or its representatives currently consider the projections to be a reliable prediction of actual future events, and reliance should not be placed on the projections to make a decision regarding the transaction.
EXCEPT AS SET FORTH BELOW AND EXCEPT AS OTHERWISE REQUIRED BY APPLICABLE SECURITIES LAWS, TELESIGN DOES NOT INTEND TO MAKE PUBLICLY AVAILABLE ANY UPDATE OR OTHER REVISION TO THE PROJECTED FINANCIAL INFORMATION. THE PROJECTED FINANCIAL INFORMATION DOES NOT TAKE INTO ACCOUNT ANY CIRCUMSTANCES OR EVENTS THAT MAY HAVE OCCURRED, OR MAY OCCUR, AFTER THE DATE THAT INFORMATION WAS PREPARED. READERS OF THIS PROXY STATEMENT/PROSPECTUS ARE CAUTIONED NOT TO RELY ON THE UNAUDITED PROJECTED FINANCIAL INFORMATION SET FORTH BELOW. NONE OF TELESIGN, NAAC NOR ANY OF THEIR RESPECTIVE AFFILIATES, OFFICERS, DIRECTORS, ADVISORS OR OTHER REPRESENTATIVES HAS MADE OR MAKES ANY REPRESENTATION TO ANY TELESIGN STOCKHOLDER, NAAC SHAREHOLDER OR ANY OTHER PERSON REGARDING ULTIMATE

PERFORMANCE COMPARED TO THE INFORMATION CONTAINED IN THE PROJECTED FINANCIAL INFORMATION OR THAT PROJECTED FINANCIAL AND OPERATING RESULTS WILL BE ACHIEVED.
TeleSign has not made any representations or warranties regarding the accuracy, reliability, appropriateness or completeness of the projections to anyone, including NAAC. None of TeleSign or its board of directors, officers, management or any other representative of TeleSign has made or makes any representation to any person regarding TeleSign’s ultimate performance compared to the information contained in the projections, and, except as set forth below, none of such persons nor TeleSign intends to or undertakes any obligation to update or otherwise revise the projections to reflect circumstances existing after the date when made or to reflect the occurrence of future events if any or all of the assumptions underlying the projections are shown to be in error. Accordingly, the projections should not be looked upon as “guidance” of any sort. TeleSign does not intend to refer back to these projections in its future periodic reports filed under the Exchange Act.
The projections were prepared by, and are the responsibility of, TeleSign’s management. Neither Deloitte & Touche LLP, TeleSign’s independent auditors, nor any other independent accountants, have compiled, examined, or performed any procedures with respect to the prospective financial information contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the prospective financial information. The report of Deloitte & Touche LLP included in this proxy statement/prospectus relates to historical financial information of TeleSign. It does not extend to the projections and should not be read as if it does. You are encouraged to review the audited financial statements of TeleSign and the notes thereto, included in this proxy statement/prospectus, as well as the financial information provided in the sections titled “Summary Historical Consolidated Financial Data of TeleSign” and “Unaudited Pro Forma Condensed Combined Financial Information” in this proxy statement/prospectus and to not rely on any single financial measure.
The key elements of the projections provided to NAAC are summarized below.
These projections include certain non-GAAP financial measures that are not prepared in accordance with GAAP and that may be different from non-GAAP financial measures used by other companies. TeleSign believes that the use of these non-GAAP financial measures provides an additional tool for investors and potential investors to use in evaluating its ongoing operating results and trends. These non-GAAP measures should not be considered in isolation from, or as an alternative to, financial measures determined in accordance with GAAP. To the extent that forward-looking non-GAAP financial measures are provided, they are presented on a non-GAAP basis without reconciliations of such forward-looking non-GAAP measures due to the inherent difficulty in forecasting and quantifying certain amounts that are necessary for such reconciliation.

(dollars in thousands)	FY-21	FY-22	FY-23	FY-24	FY-25	FY-26
Revenue	390,576	485,495	602,779	775,906	940,924	1,131,792
Cost of Sales	306,209	388,627	475,406	594,428	696,417	804,631
Communications Gross Margin	63,178					90,387
Digital ID Gross Margin	27,983					259,848
Unallocated COS	(6,793)					(23,074)
Gross Profit	84,367	96,868	127,373	181,478	244,508	327,161
GM %	21.6%	20.0%	21.1%	23.4%	26.0%	28.9%
Operating Expenses	73,593	129,494	163,138	191,450	204,666	222,133
Operating Profit	10,774	(32,626)	(35,765)	(9,972)	39,841	105,027
D&A Addback	7,542	9,713	13,402	18,443	23,697	26,901
EBITDA	18,316	(22,913)	(22,363)	8,471	63,538	131,929
EBITDA %	4.7%	-4.7%	-3.7%	1.1%	6.8%	11.7%
The projections set forth above did not contemplate the impact of the treatment of NAAC’s warrants as a liability on TeleSign’s financial statements. We anticipate that the private placement warrants will be reflected as a liability in TeleSign’s financial statements following the Closing and will be marked to market.
Certain Engagements in Connection with the Business Combination and Related Transactions
Morgan Stanley & Co. International plc (“Morgan Stanley International”) acted as sole financial advisor to Proximus. Lazard acted as lead financial and capital markets advisor to NAAC. Cohen & Company Capital Markets, a division of J.V.B. Financial Group LLC (“Cohen”), and BTIG LLC acted as capital markets advisors to NAAC. Morgan Stanley & Co. LLC (“Morgan Stanley”) and J.P. Morgan Securities LLC (“J.P. Morgan”) acted as lead placement agents for NAAC with respect to a portion of the PIPE financing raised from certain Qualified Institutional Buyers and Institutional “Accredited Investors.” Morgan Stanley and J.P. Morgan did not act as placement agents or participate in any role with respect to, and will not earn any fees from, the portion of the PIPE Financing which was conducted by Proximus. Cohen also acted as placement agent for NAAC in connection with a portion of the PIPE Financing. Blueshirt Capital Advisors is also serving as an investor relations advisor to TeleSign.
Each of Morgan Stanley, Morgan Stanley International, J.P. Morgan and Cohen (together with their respective affiliates) is a financial institution engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, wealth management, investment research, principal investing, lending, financing, hedging, market making, brokerage and other financial and non-financial activities and services. In addition, each of Morgan Stanley, Morgan Stanley International, J.P. Morgan, Cohen and their respective affiliates may provide investment banking and other commercial dealings to NAAC, TeleSign and their respective affiliates in the future, for which they would expect to receive customary compensation.
In addition, in the ordinary course of its business activities, each of Morgan Stanley, Morgan Stanley International, J.P. Morgan, Cohen and their respective affiliates, officers, directors and employees may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of NAAC or TeleSign or their respective affiliates. Each of Morgan Stanley, Morgan Stanley International, J.P. Morgan, Cohen and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.
Satisfaction of 80% Test
It is a requirement under the Existing Organizational Documents and Nasdaq listing requirements that the business or assets acquired in an Initial Business Combination have a fair market value equal to at least

80% of the balance of the funds in the Trust Account (net of amounts disbursed to NAAC’s management for working capital purposes and excluding the deferred underwriting discounts and commissions) at the time of the execution of a definitive agreement for an Initial Business Combination. In connection with its evaluation and approval of the Business Combination, the NAAC Board determined that the fair market value of TeleSign was approximately $1.3 billion based on, among other things, comparable company EBITDA multiples and revenue multiples.
As of the date of the execution of the Business Combination Agreement, the balance of the funds in the Trust Account was approximately $379.6 million, 80% thereof representing approximately $303.7 million. In reaching its conclusion that the Business Combination meets the 80% test, the NAAC Board used as a fair market value the enterprise value of approximately $1.3 billion, which was implied based on the terms of the transactions agreed to by the parties in negotiating the Business Combination. In determining whether the purchase price represents the fair market value of TeleSign, the NAAC Board considered all of the factors described in the subsection entitled “The Business Combination — The NAAC Board’s Reasons for the Approval of the Business Combination,” and the fact that the purchase price for TeleSign was the result of an arm’s-length negotiation. As a result, the NAAC Board concluded that the fair market value of the businesses acquired was significantly in excess of 80% of the assets held in the Trust Account. In light of the financial background and experience of the members of NAAC’s management team, the NAAC Board believes that the members of NAAC’s management team and the NAAC Board are qualified to determine whether the Business Combination meets the 80% test. The NAAC Board did not seek or obtain an opinion of an outside fairness or valuation advisor as to whether the 80% test has been met.
Interests of Certain Persons in the Business Combination
Interests of NAAC’s Sponsor, Directors and Officers
In considering the recommendation of the NAAC Board to vote in favor of the Business Combination, shareholders should be aware that, aside from their interests as shareholders, the Sponsor and certain of NAAC’s directors and officers have interests in the Business Combination that are different from, or in addition to, those of other shareholders generally. NAAC’s directors were aware of and considered these interests, among other matters, in evaluating the Business Combination, and in recommending to shareholders that they approve the Business Combination. Shareholders should take these interests into account in deciding whether to approve the Business Combination. These interests include, among other things:
•
the beneficial ownership of our initial shareholders of an aggregate of 9,487,500 NAAC Founder Shares and 7,126,667 private placement warrants, which shares and warrants would become worthless if NAAC does not complete a business combination within the applicable time period, as our initial shareholders have waived any redemption right with respect to these shares. Our initial shareholders paid an aggregate of $25,000, or approximately $0.003 per share, for the NAAC Founder Shares, and $10,690,000, or $1.50 per warrant, for the private placement warrants, and such shares and warrants, if unrestricted and freely tradeable, would be valued at approximately $         million and $       million, respectively, based on the closing price of the Class A Ordinary Shares of $      of $         on Nasdaq on            , 2022, the record date for the special meeting of shareholders.

•
the fact that the Sponsor and NAAC’s officers and directors have agreed not to redeem any shares held by them in connection with a shareholder vote to approve the Business Combination;

•
the fact that our initial shareholders, including the Sponsor, and our directors and officers, paid an aggregate of $10,690,000 for its 7,126,667 private placement warrants to purchase Class A Ordinary Shares and that such private placement warrants will expire worthless if a business combination is not consummated by January 26, 2023;

•
the fact that the Sponsor agreed to loan to NAAC up to $1,500,000 to be used for a portion of the expenses of NAAC. These loans are non-interest bearing, unsecured and are due upon consummation of an initial business combination. As of September 30, 2021, NAAC owed $1,199,994 under the August 6, 2021 promissory note, and there were no other material working capital loans outstanding;

•
the fact that the Sponsor will benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to shareholders rather than liquidate;

•
the fact that given the differential in the purchase price that the Sponsor paid for the NAAC Founder Shares as compared to the price of the NAAC Units sold in the IPO and up to 8,538,750 shares of New Holdco Common Stock that the Sponsor will receive upon conversion of the NAAC Founder Shares in connection with the Business Combination, the Sponsor and its Affiliates may earn a positive rate of return on their investment even if the New Holdco Common Stock trades below the price initially paid for the NAAC Units in the IPO and the public shareholders experience a negative rate of return following the completion of the Business Combination. As a result of the low initial purchase price, the Sponsor, its Affiliates and NAAC’s management team and advisors stand to earn a positive rate of return or profit on their investment, even if other shareholders, such as NAAC’s public shareholders, experience a negative rate of return because the post-business combination company subsequently declines in value. Thus, NAAC’s Sponsor, officers and directors and their respective Affiliates and associates may have more of an economic incentive for NAAC to, rather than liquidate if it fails to complete an Initial Business Combination by January 26, 2023, enter into an Initial Business Combination on potentially less favorable terms with a potentially less favorable, riskier, weaker-performing or financially unstable business, or an entity lacking an established record of revenues or earnings, than would be the case if such parties had paid the full offering price for their NAAC Founder Shares;

•
the fact that Patrick Doran, president and director of NAAC, may be deemed to have or share beneficial ownership of the NAAC Founder Shares held directly by the Sponsor by virtue of his ownership interest in the manager of the Sponsor;

•
the fact that up to an aggregate amount of $1,500,000 of any amounts outstanding under any working capital loans made by the Sponsor or any of its Affiliates to NAAC may be converted into NAAC Warrants to purchase Class A Ordinary Shares at a price of $1.50 per warrant at the option of the lender;

•
if the Trust Account is liquidated, including in the event NAAC is unable to complete an Initial Business Combination within the required time period, the Sponsor has agreed to indemnify NAAC to ensure that the proceeds in the Trust Account are not reduced below $10.00 per public share, or such lesser amount per public share as is in the Trust Account on the liquidation date, by the claims of (a) any third party (other than NAAC’s independent registered public accounting firm) for services rendered or products sold to NAAC or (b) a prospective target business with which NAAC has entered into a letter of intent, confidentiality, or other similar agreement or business combination agreement, but only if such a third party or target business has not executed a waiver of all rights to seek access to the Trust Account. NAAC did not require the Sponsor to reserve funds for such indemnification obligations, nor did NAAC independently verify whether the Sponsor has sufficient funds to satisfy its indemnity obligations. NAAC believes that the Sponsor’s only assets are securities of NAAC. Therefore, NAAC believes it is unlikely that the Sponsor will be able to satisfy its indemnification obligations if it is required to do so;

•
if NAAC does not complete an Initial Business Combination by January 26, 2023, NAAC may use a portion of its working capital held outside the Trust Account to repay any working capital loans, but no proceeds held in the Trust Account would be used to repay any working capital loans. As of September 30, 2021, there was approximately $379.6 million in investments held in the Trust Account and approximately $1,500,000 of cash held outside the Trust Account available for working capital purposes;

•
the fact that, in the event that NAAC completes an Initial Business Combination, Woodberry Management Services Ltd., a private investment firm of which Patrick Doran currently serves as the chief executive officer and founder, will be paid fees in the amount of approximately $1.7 million for corporate finance and consulting services provided to NAAC in connection with the Business Combination;

•
the fact that, in the event that NAAC completes an Initial Business Combination, the Sponsor and NAAC’s officers and directors will be reimbursed for any out-of-pocket expenses incurred in connection with activities on NAAC’s behalf, such as identifying potential target businesses and performing due diligence on suitable business combinations, though there have been no material out-of-pocket expenses subject to reimbursement to date and NAAC does not anticipate any such expenses prior to Closing;
•
the Sponsor will be a party to the Amended and Restated Registration Rights Agreement, which will come into effect at the closing of the Business Combination;

•
the fact that the Sponsor and NAAC’s officers and directors will lose their entire investment in NAAC if an Initial Business Combination is not completed within the Combination Period; and

•
the fact that Gary Quin will be appointed to the New Holdco Board following the Acquisition Closing and shall be entitled to receive compensation for serving on the New Holdco Board.

These financial interests of the Sponsor, NAAC’s officers and directors, and their respective Affiliates and associates may have influenced their motivation in identifying and selecting TeleSign as a business combination target, and their decision to approve the Transactions. In considering the recommendations of the NAAC Board to vote for the Proposals, NAAC public shareholders should consider these interests.
Potential Purchases of Public Shares
In connection with the shareholder vote to approve the Business Combination, the Sponsor, NAAC’s directors, officers, advisors or any of their respective Affiliates may privately negotiate transactions to purchase public shares from shareholders who would have otherwise elected to have their shares redeemed in conjunction with the Business Combination for a per share pro rata portion of the Trust Account. There is no limit on the number of public shares the Sponsor, NAAC’s directors, officers, advisors or any of their respective Affiliates may purchase in such transactions, subject to compliance with applicable law and the rules of Nasdaq. Any such privately negotiated purchases may be effected at purchase prices that are in excess of the per share pro rata portion of the Trust Account. However, the Sponsor, NAAC’s directors, officers, advisors and their respective Affiliates have no current commitments, plans or intentions to engage in such transactions and have not formulated any terms or conditions for any such transactions. None of the funds in the Trust Account will be used to purchase public shares in such transactions. None of the Sponsor, NAAC’s directors, officers, advisors or any of their respective Affiliates will make any such purchases when they are in possession of any material non-public information not disclosed to the seller of such public shares or during a restricted period under Regulation M under the Exchange Act. Such a purchase could include a contractual acknowledgement that such shareholder, although still the record holder of such public shares, is no longer the beneficial owner thereof and therefore agrees not to exercise its redemption rights, and could include a contractual provision that directs such shareholder to vote such shares in a manner directed by the purchaser.
In the event that the Sponsor or NAAC’s directors, officers, advisors, or any of their respective Affiliates purchase public shares in privately negotiated transactions from public shareholders who have already elected to exercise their redemption rights, such selling shareholders would be required to revoke their prior elections to redeem their shares.
The purpose of any such purchases of public shares could be to (a) vote such shares in favor of the Business Combination and thereby increase the likelihood of obtaining shareholder approval of the Business Combination or (b) to satisfy a closing condition in the Business Combination Agreement, where it appears that such requirement would otherwise not be met. Any such purchases of NAAC’s public shares may result in the completion of the Business Combination that may not otherwise have been possible. Any such purchases will be reported pursuant to Section 13 and Section 16 of the Exchange Act to the extent the purchasers are subject to such reporting requirements.
In addition, if such purchases are made, the public “float” of NAAC’s Class A Ordinary Shares may be reduced and the number of beneficial holders of NAAC’s securities may be reduced, which may make it difficult to maintain or obtain the quotation, listing or trading of NAAC’s securities on a national securities exchange.
The Sponsor, NAAC’s officers, directors, advisors or any of their respective Affiliates anticipate that they may identify the shareholders with whom the Sponsor, NAAC’s officers, directors, advisors or any of their respective Affiliates may pursue privately negotiated purchases by either the shareholders contacting them directly or by receipt of redemption requests submitted by shareholders following mailing of proxy materials in connection with the Business Combination. To the extent that the Sponsor, NAAC’s officers, directors, advisors or any of their respective Affiliates enter into a privately negotiated purchase, they would identify and contact only potential selling shareholders who have expressed their election to redeem their shares for a pro rata share of the Trust Account or vote against the Business Combination, whether or not such shareholder has already submitted a proxy with respect to the Business Combination but only if such shares have not already been voted at the extraordinary general meeting related to the Business Combination. The Sponsor, NAAC’s officers, directors, advisors, or any of their respective Affiliates will select which shareholders to purchase shares from based on the negotiated price and number of shares and any other factors that they may deem relevant, and will only purchase public shares if such purchases comply with Regulation M under the Exchange Act and the other federal securities laws.
Any purchases by the Sponsor or NAAC’s officers, directors, advisors, or any of their respective Affiliates who are affiliated purchasers under Rule 10b-18 under the Exchange Act will only be made to the extent such purchases are able to be made in compliance with Rule 10b-18, which is a safe harbor from liability for manipulation under Section 9(a)(2) of and Rule 10b-5 under the Exchange Act. Rule 10b-18 has certain technical requirements that must be complied with in order for the safe harbor to be available to the purchaser. The Sponsor, NAAC’s officers, directors, advisors and any of their respective Affiliates will not make purchases of Class A Ordinary Shares if the purchases would violate Section 9(a)(2) of or Rule 10b-5 under the Exchange Act.
Total New Holdco Shares to Be Issued in the Business Combination
It is anticipated that, upon completion of the Business Combination, the ownership of New Holdco will be as follows:
•
BICS will own 115,512,500 shares of New Holdco Common Stock, or approximately 66% of the issued and outstanding New Holdco Common Stock;

•
the public shareholders will own 37,950,000 shares of New Holdco Common Stock, or approximately 22% of the issued and outstanding New Holdco Common Stock;

•
the PIPE Investors will own 11,698,750 shares of New Holdco Common Stock, or approximately 7% of the issued and outstanding New Holdco Common Stock; and

•
the initial shareholders will own 8,538,750 shares of New Holdco Common Stock, or approximately 5% of the issued and outstanding New Holdco Common Stock (which, for the avoidance of doubt, does not include shares of New Holdco Common Stock that will be issued to certain initial shareholders in connection with the PIPE Financing, which shares are reflected in the preceding bullet).

The number of shares and the interests set forth above (a) assume that (i) no public shareholders elect to have their public shares redeemed, (ii) there are no other issuances of equity interests of NAAC or TeleSign, (iii) none of NAAC’s initial shareholders or BICS purchase Class A Ordinary Shares in the open market, (iv) the aggregate NAAC Transaction Expenses and Company Transaction Expenses will be $50 million, (v) the Sponsor forfeits 948,750 NAAC Founder Shares in connection with the Business Combination (and no additional NAAC Founder Shares are subject to forfeiture as a result of NAAC shareholder redemption levels exceeding 50% or otherwise), and (vi) TeleSign’s valuation is not otherwise reduced by factors set forth in the Business Combination Agreement, and (b) do not take into account New Holdco Warrants that will remain outstanding following the Business Combination and may be exercised at a later date. As a result of the Business Combination, the economic and voting interests of NAAC’s shareholders will decrease. If we assume the maximum redemptions scenario described under the section entitled “Unaudited Pro Forma Condensed Combined Financial Information,” i.e., 37,950,000 public shares are redeemed, and the assumptions set forth in the foregoing clauses (a)(ii) — (vi) and (b) remain true, except that, with respect to clause (v), the number of NAAC Founder Shares to be forfeited by the Sponsor shall be 1,897,500, and if we further assume that the parties to the Business Combination Agreement waive the minimum cash condition, the ownership of New Holdco upon completion of the Business Combination will be as follows:
•
BICS will own 116,461,250 shares of New Holdco Common Stock, or approximately 86% of the issued and outstanding New Holdco Common Stock;

•
the PIPE Investors will own 11,698,750 shares of New Holdco Common Stock, or approximately 9% of the issued and outstanding New Holdco Common Stock; and

•
the initial shareholders will own 7,590,000 shares of New Holdco Common Stock, or approximately 5% of the issued and outstanding New Holdco Common Stock (which, for the avoidance of doubt, does not include shares of New Holdco Common Stock that will be issued to certain initial shareholders in connection with the PIPE Financing, which shares are reflected in the preceding bullet).

The ownership percentages with respect to New Holdco set forth above do not take into account NAAC Warrants that will remain outstanding immediately following the Business Combination, but do include the NAAC Founder Shares which will convert into New Holdco Common Stock upon the Share Acquisition. If the facts are different than these assumptions, the percentage ownership retained by NAAC’s existing shareholders in New Holdco following the Business Combination will be different. For example, if we assume that all outstanding 12,650,000 public warrants and 7,126,667 private placement warrants were exercisable and exercised following completion of the Business Combination and further assume that no public shareholders elect to have their public shares redeemed (and each other assumption set forth in the preceding paragraph remains the same), then the ownership of New Holdco would be as follows:
•
BICS will own 115,512,500 shares of New Holdco Common Stock, or approximately 60% of the issued and outstanding New Holdco Common Stock;

•
the public shareholders will own 50,600,000 shares of New Holdco Common Stock, or approximately 26% of the issued and outstanding New Holdco Common Stock;

•
the PIPE Investors will own 11,698,750 shares of New Holdco Common Stock, or approximately 6% of the issued and outstanding New Holdco Common Stock; and

•
the initial shareholders will own 15,665,417 shares of New Holdco Common Stock, or approximately 8% of the issued and outstanding New Holdco Common Stock (which, for the avoidance of doubt, does not include shares of New Holdco Common Stock that will be issued to certain initial shareholders in connection with the PIPE Financing, which shares are reflected in the preceding bullet).

The NAAC Warrants will become exercisable on the later of 30 days after the completion of an Initial Business Combination and 12 months from the closing of the Initial Public Offering and will expire five years after the completion of an Initial Business Combination or earlier upon their redemption or liquidation.
Please see the section entitled “Unaudited Pro Forma Condensed Combined Financial Information” for further information.
Board of Directors of New Holdco Following the Business Combination
The directors and officers of New Holdco as of immediately prior to the SPAC Merger Effective Time will continue as initial directors and officers of New Holdco, respectively. The parties anticipate that, effective immediately after the Share Acquisition Effective Time, the New Holdco Board will include the individuals set forth below (ages as of            , 2022).
Name	Age	Position
Guillaume Boutin	47	Director
Dirk Lybaert	61	Director
Gary Quin	51	Director
Joseph Burton	57	Chief Executive Officer and Director
		Director
		Director
		Director
		Director

Redemption Rights
Under the Existing Organizational Documents, holders of public shares may elect to have their public shares redeemed for cash at the applicable redemption price per share calculated in accordance with the Existing Organizational Documents. As of September 30, 2021, this would have amounted to $10.00 per share. If a holder exercises its redemption rights, then such holder will exchange its shares of Class A Ordinary Shares received in exchange for its public shares for cash and will not own public shares or shares of New Holdco and will not participate in the future growth of New Holdco, if any, except to the extent that it continues to hold public warrants. Such a holder will be entitled to receive cash for its Class A Ordinary Shares only if it properly demands redemption and delivers its shares (either physically or electronically) to NAAC’s transfer agent in accordance with the procedures described herein. Notwithstanding the foregoing, a holder of the public shares, together with any Affiliate of his or any other person with whom he is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Exchange Act), will be restricted from seeking redemption rights in excess of the 15% threshold. Accordingly, all public shares in excess of the 15% threshold beneficially owned by a public shareholder or group will not be redeemed for cash. In order to determine whether a shareholder is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Exchange Act) with any other shareholder, NAAC will require each public shareholder seeking to exercise redemption rights to certify to NAAC whether such shareholder is acting in concert or as a group with any other shareholder. Each redemption of Class A Ordinary Shares by NAAC’s public shareholders will decrease the amount in the Trust Account. In no event will NAAC redeem public shares in an amount that would cause its net tangible assets to be less than $5,000,001 after giving effect to the transactions contemplated by the Business Combination Agreement and the PIPE Financing unless the Class A Ordinary Shares otherwise do not constitute “penny stock” as such term is defined in Rule 3a51-1 of the Exchange Act. See the subsection entitled “Extraordinary General Meeting — Redemption Rights” for the procedures to be followed if you wish to redeem your shares for cash.
Appraisal Rights
There are no appraisal rights available to holders of Class A Ordinary Shares, Class B Ordinary Shares, or NAAC Warrants in connection with the Business Combination under Cayman Islands law or the DGCL.
Expected Accounting Treatment
The Business Combination will be accounted for as a reverse capitalization under GAAP. Under this method of accounting, NAAC will be treated as the “acquired” company for financial reporting purposes. This determination after giving effect to the Business Combination is primarily based on TeleSign stockholders comprising a relative majority of the voting power of New Holdco and having the ability to nominate the members of the New Holdco Board, TeleSign’s operations prior to the acquisition comprising the only ongoing operations of New Holdco and TeleSign’s senior management comprising a majority of the senior management of New Holdco. Accordingly, for accounting purposes, the financial statements of the post-combination company will represent a continuation of the financial statements of TeleSign with the Business Combination treated as the equivalent of TeleSign issuing stock for the net assets of NAAC, accompanied by a recapitalization. The net assets of NAAC will be stated at historical costs, with no goodwill or other intangible assets recorded. Operations prior to the Business Combination will be presented as those of TeleSign in future reports of New Holdco.
Material U.S. Federal Income Tax Considerations
The following discussion is a summary of material U.S. federal income tax considerations generally applicable to holders of Class A Ordinary Shares and NAAC Warrants (other than the Sponsor or any of its Affiliates) as a consequence of the (i) exercise of redemption rights, (ii) SPAC Merger, and (iii) ownership and disposition of New Holdco Common Stock and New Holdco Warrants after the SPAC Merger. This section applies only to holders that hold their Class A Ordinary Shares as capital assets for U.S. federal income tax purposes (generally, property held for investment). This discussion is a summary only and does not discuss all aspects of U.S. federal income taxation that may be relevant to particular holders in light of their particular circumstances or status including:
•
financial institutions or financial services entities;

•
broker-dealers;

•
S corporations;

•
taxpayers that are subject to the mark-to-market accounting rules;

•
tax-exempt entities;

•
governments or agencies or instrumentalities thereof;

•
insurance companies;

•
regulated investment companies or real estate investment trusts;

•
expatriates or former long-term residents of the United States;

•
persons that actually or constructively own five percent or more of our voting shares or five percent or more of the total value of all classes of our shares (except as specifically addressed below);

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persons that acquired our securities pursuant to an exercise of employee share options, in connection with employee share incentive plans or otherwise as compensation;

•
persons that hold our securities as part of a straddle, constructive sale, hedging, conversion or other integrated or similar transaction;

•
U.S. holders (as defined below) whose functional currency is not the U.S. dollar;

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controlled foreign corporations;

•
persons who purchase stock in New Holdco as part of the PIPE Financing;

•
accrual method taxpayers that file applicable financial statements as described in Section 451(b) of the Code;

•
foreign corporations with respect to which there are one or more U.S. shareholders within the meaning of Treasury Regulations Section 1.367-3(b)(1)(ii); or

•
passive foreign investment companies.

This discussion is based on the Code, and administrative pronouncements, judicial decisions and final, temporary and proposed Treasury Regulations all as of the date hereof, changes to any of which subsequent to the date of this prospectus may affect the tax consequences described herein (possibly with retroactive effect).
This discussion does not take into account proposed changes in such tax laws and does not address any aspect of state, local or non-U.S. taxation, or any U.S. federal taxes other than income taxes (such as estate or gift tax consequences, the alternative minimum tax or the Medicare tax on investment income). Each of the foregoing is subject to change, possibly with retroactive effect. You should consult your tax advisors with respect to the application of U.S. federal tax laws to your particular situation, as well as any tax consequences arising under the laws of any state, local or non-U.S. jurisdiction.
We have not and do not intend to seek any rulings from the U.S. Internal Revenue Service (the “IRS”) regarding an exercise of redemption rights, the SPAC Merger or any other matters discussed herein. There can be no assurance that the IRS will not take positions concerning the tax consequences of the transactions that are inconsistent with the considerations discussed below or that any such positions would not be sustained by a court.
For purposes of this discussion, because any NAAC Unit consisting of one NAAC Class A Ordinary Share and one-third of one NAAC Warrant to acquire one NAAC Class A Ordinary Share is separable at the option of the holder, NAAC is treating any NAAC Class A Ordinary Share and one-third of one warrant to acquire one NAAC Class A Ordinary Share held by a U.S. holder in the form of a single NAAC Unit as separate instruments and is assuming that the unit itself will not be treated as an integrated instrument. Accordingly, the separation of a unit of NAAC in connection with the consummation of the SPAC Merger or redemption generally should not be a taxable event for U.S. federal income tax purposes. This position is not free from doubt, and no assurance can be given that the IRS would not assert, or that a court would not sustain, a contrary position. U.S. holders of units of NAAC are urged to consult their tax advisors concerning the U.S. federal, state, local and any non-U.S. tax consequences of the SPAC Merger and any redemption. The remainder of this discussion assumes that any NAAC Class A Ordinary Share and one-third of one warrant to acquire one NAAC Class A Ordinary Share held by a U.S. holder in the form of a single NAAC Unit are separate instruments.
If a partnership (or any entity or arrangement so characterized for U.S. federal income tax purposes) holds Class A Ordinary Shares or NAAC Warrants or New Holdco Common Stock or New Holdco Warrants, the tax treatment of such partnership and a person treated as a partner of such partnership will generally depend on the status of the partner and the activities of the partnership. Partnerships holding any Class A Ordinary Shares or NAAC Warrants or New Holdco Common Stock or New Holdco Warrants and persons that are treated as partners of such partnerships should consult their tax advisors as to the particular U.S. federal income tax consequences of the SPAC Merger and an exercise of redemption rights to them.
THE FOLLOWING IS FOR INFORMATIONAL PURPOSES ONLY. ALL SHAREHOLDERS SHOULD CONSULT THEIR TAX ADVISORS REGARDING THE TAX CONSEQUENCES OF THE DOMESTICATION, AN EXERCISE OF REDEMPTION RIGHTS AND THE BUSINESS COMBINATION, INCLUDING THE EFFECTS OF U.S. FEDERAL, STATE AND LOCAL AND NON-U.S. TAX LAWS.
U.S. holders
This section applies to you if you are a “U.S. holder.” A U.S. holder is a beneficial owner of Class A Ordinary Shares or NAAC Warrants or New Holdco Common Stock or New Holdco Warrants who or that is, for U.S. federal income tax purposes:
•
an individual who is a citizen or resident of the United States as determined for U.S. federal income tax purposes;

•
a corporation (or other entity treated as a corporation) that is created or organized (or treated as created or organized) under the laws of the United States, any state thereof or the District of Columbia;

•
an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

•
a trust, if (i) a court within the United States is able to exercise primary supervision over the administration of such trust and one or more “United States persons” (within the meaning of the Code) have the authority to control all substantial decisions of the trust, or (ii) the trust has validly elected to be treated as a United States person for U.S. federal income tax purposes.

Effect to U.S. Holders Exercising Redemption Rights
Subject to the PFIC rules under “— PFIC Considerations” below, the U.S. federal income tax consequences to a U.S. holder of Class A Ordinary Shares that exercises its redemption rights to receive cash from the Trust Account in exchange for all or a portion of its shares of Class A Ordinary Shares will depend on whether the redemption qualifies as a sale of the shares of Class A Ordinary Shares redeemed under Section 302 of the Code or is treated as a distribution under Section 301 of the Code. If the redemption qualifies as a sale of such U.S. holder’s Class A Ordinary Shares redeemed, such U.S. holder will generally be required to recognize gain or loss in an amount equal to the difference, if any, between the amount of cash received and the tax basis of the Class A Ordinary Shares redeemed. Such gain or loss should be treated as capital gain or loss if such shares were held as a capital asset on the date of the redemption. Any such capital gain or loss generally will be long-term capital gain or loss if the U.S. holder’s holding period for such public shares exceeds one year at the time of such disposition. A U.S. holder’s tax basis in such U.S. holder’s public shares generally will equal the cost of such shares. Because NAAC likely is and has been a PFIC, however, any such gain on the redemption of Class A Ordinary Shares is likely to be taxed in accordance with the PFIC rules of the Code discussed below under the heading “— PFIC Considerations.”
The redemption of Class A Ordinary Shares generally will qualify as a sale of the Class A Ordinary Shares redeemed if such redemption either (i) is “substantially disproportionate” with respect to the redeeming U.S. holder, (ii) results in a “complete termination” of such U.S. holder’s interest in NAAC or (iii) is “not essentially equivalent to a dividend” with respect to such U.S. holder. These tests are explained more fully below.
For purposes of such tests, a U.S. holder takes into account not only Class A Ordinary Shares actually owned by such U.S. holder, but also Class A Ordinary Shares that are constructively owned by such U.S. holder. A redeeming U.S. holder may constructively own, in addition to Class A Ordinary Shares owned directly, Class A Ordinary Shares owned by certain related individuals and entities in which such U.S. holder has an interest or that have an interest in such U.S. holder, as well as any Class A Ordinary Shares such U.S. holder has a right to acquire by exercise of an option which would generally include Class A Ordinary Shares which could be acquired pursuant to the exercise of the NAAC Warrants.
The redemption of Class A Ordinary Shares generally will be “substantially disproportionate” with respect to a redeeming U.S. holder if the percentage of NAAC’s outstanding voting shares that such U.S. holder actually or constructively owns immediately after the redemption is less than 80 percent of the percentage of NAAC’s outstanding voting shares that such U.S. holder actually or constructively owned immediately before the redemption, and such U.S. holder immediately after the redemption actually and constructively owned less than 50 percent of the total combined voting power of Class A Ordinary Shares. There will be a complete termination of such U.S. holder’s interest if either (i) all of the Class A Ordinary Shares actually or constructively owned by such U.S. holder are redeemed or (ii) all of the Class A Ordinary Shares actually owned by such U.S. holder are redeemed and such U.S. holder is eligible to waive, and effectively waives in accordance with specific rules, the attribution of the Class A Ordinary Shares owned by certain family members and such U.S. holder does not constructively own any other Class A Ordinary Shares. The redemption of Class A Ordinary Shares will not be essentially equivalent to a dividend if it results in a “meaningful reduction” of such U.S. holder’s proportionate interest in NAAC. Whether the redemption will result in a “meaningful reduction” in such U.S. holder’s proportionate interest will depend on the particular facts and circumstances applicable to it. The IRS has indicated in a published ruling that even a small reduction in the proportionate interest of a small minority shareholder in a publicly held corporation who exercises no control over corporate affairs may constitute such a “meaningful reduction.”
If none of the above tests is satisfied, the redemption will be treated as a distribution with respect to the public shares under Section 302 of the Code, in which case the U.S. holder will be treated as receiving a corporate distribution. Because NAAC likely is and has been a PFIC, some or all of such distribution may constitute an “excess distribution” to the U.S. holder, which would be subject to tax in accordance with the PFIC rules of the Code discussed below under the heading “— PFIC Considerations.” To the extent that such corporate distribution does not constitute an “excess distribution,” such distribution generally will constitute a dividend for U.S. federal income tax purposes to the extent paid from current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Such dividends will be taxable to a corporate U.S. holder at regular rates and will not be eligible for the dividends-received deduction generally allowed to domestic corporations in respect of dividends received from other domestic corporations. Such dividends will be taxable to an individual U.S. Holder at regular rates and will not be eligible for the reduced rates of taxation on certain dividends received from a “qualified foreign corporation.” Distributions in excess of current and accumulated earnings and profits will constitute a return of capital that will be applied against and reduce (but not below zero) the U.S. holder’s adjusted tax basis in such U.S. holder’s Class A Ordinary Shares. Any remaining excess will be treated as gain realized on the sale or other disposition of the Class A Ordinary Shares.
If NAAC were classified as PFIC, a U.S. holder of Class A Ordinary Shares that exercises its redemption rights to receive cash from the Trust Account in exchange for all or a portion of its shares of Class A Ordinary Shares may be subject to the PFIC rules under “— PFIC Considerations” below. Because NAAC is a blank check company with no current active business, based upon the composition of its income and assets, and upon a review of its financial statements, NAAC believes that it likely was a PFIC for its most recent taxable year ended on December 31, 2020 and will likely be considered a PFIC for its current taxable year which ends as a result of the SPAC Merger.
ALL U.S. HOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS AS TO THE TAX CONSEQUENCES TO THEM OF A REDEMPTION OF ALL OR A PORTION OF THEIR CLASS A ORDINARY SHARES PURSUANT TO AN EXERCISE OF REDEMPTION RIGHTS.

Consequences of the SPAC Merger to U.S. Holders
The statements under this heading “— Consequences of the SPAC Merger to U.S. Holders” constitutes the opinion of McDermott Will & Emery LLP, United States tax counsel to NAAC, insofar as it discusses the material U.S. federal income tax considerations applicable to U.S. holders of Class A Ordinary Shares and NAAC Warrants as a result of the SPAC Merger, based on, and subject to, customary assumptions, qualifications and limitations, and the assumptions, qualifications and limitations herein and in the opinion included as Exhibit 8.1 hereto, as well as representations of NAAC.
The U.S. federal income tax consequences of the SPAC Merger will depend primarily upon whether the SPAC Merger qualifies as a “reorganization” within the meaning of Section 368 of the Code.
Under Section 368(a)(1)(F) of the Code, a reorganization (an “F Reorganization”) is a “mere change in identity, form or place of organization of one corporation, however effected.” Pursuant to the SPAC Merger, NAAC will merge with and into New SPAC, a wholly-owned subsidiary of New Holdco that is disregarded as separate from New Holdco for U.S. federal income tax purposes.
In the opinion of McDermott Will & Emery LLP, the SPAC Merger should constitute an F Reorganization for U.S. federal income tax purposes. However, it is not possible to predict whether the IRS or a court considering the issue would take a contrary position. Assuming the SPAC Merger qualifies as an F reorganization, U.S. holders of our securities generally will not recognize taxable gain or loss on the SPAC Merger for U.S. federal income tax purposes, except to the extent that gain or loss may be required to be recognized as described below under the caption headings “— Effect of Section 367 to U.S. Holders” and “— PFIC Considerations”, and the SPAC Merger will be treated for U.S. federal income tax purposes as if NAAC (i) transferred all of its assets and liabilities to New Holdco in exchange for all of the outstanding common stock and warrants of New Holdco; and (ii) then distributed the common stock and warrants of New Holdco to the shareholders and warrant holders of NAAC in liquidation of NAAC. The taxable year of NAAC will be deemed to end on the date of the SPAC Merger.
Additionally, subject to the PFIC rules discussed below: (i) the tax basis of a share of New Holdco Common Stock or a New Holdco Warrant received by a U.S. holder in the SPAC Merger should generally equal the U.S. holder’s adjusted tax basis in the Class A Ordinary Share or NAAC Warrant, as the case may be, surrendered in exchange therefor, increased by any amount included in the income of such U.S. holder as a result of Section 367(b) of the Code (as discussed below) and (ii) the holding period for a share of New Holdco Common Stock or a New Holdco Warrant received by a U.S. holder should generally include such U.S. holder’s holding period for the Class A Ordinary Share or NAAC Warrant surrendered in exchange therefor.
If the SPAC Merger fails to qualify as an F Reorganization, subject to the PFIC rules discussed below, a U.S. holder generally would recognize gain or loss with respect to its Class A Ordinary Shares and NAAC Warrants in an amount equal to the difference between the fair market value of the shares of New Holdco Common Stock and New Holdco Warrants received in the SPAC Merger and the U.S. holder’s adjusted tax basis in its Class A Ordinary Shares and NAAC Warrants surrendered in the SPAC Merger. In such event, such U.S. holder’s basis in shares of New Holdco Common Stock and New Holdco Warrants would be equal to their fair market value on the date of the SPAC Merger, and such U.S. holder’s holding period for the shares of New Holdco Common Stock and New Holdco Warrants would begin on the day following the date of the SPAC Merger. Shareholders who hold different blocks of Class A Ordinary Shares and NAAC Warrants (generally, Class A Ordinary Shares and NAAC Warrants purchased or acquired on different dates or at different prices) should consult their tax advisors to determine how the above rules apply to them.
Because the SPAC Merger will occur immediately after the redemption of any shareholders that exercise their redemption rights, U.S. Holders exercising redemption rights will not be subject to the potential tax consequences of the SPAC Merger with respect to any Class A Ordinary Shares redeemed in the redemption.
ALL U.S. HOLDERS CONSIDERING EXERCISING REDEMPTION RIGHTS ARE URGED TO CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE POTENTIAL TAX CONSEQUENCES OF THE SPAC MERGER AND AN EXERCISE OF REDEMPTION RIGHTS TO THEM.

Effect of Section 367 to U.S. Holders
Section 367 of the Code applies to certain non-recognition transactions involving foreign corporations, including a domestication of a foreign corporation in an F Reorganization. Section 367 of the Code imposes income tax on certain U.S. persons in connection with transactions that would otherwise qualify as a “reorganization” within the meaning of Section 368 of the Code. Section 367(b) of the Code generally will apply to U.S. holders that exchange Class A Ordinary Shares for shares of New Holdco Common Stock as part of the SPAC Merger. Because the SPAC Merger will occur immediately after to the redemption of holders that exercise redemption rights, U.S. holders exercising redemption rights will not be subject to the potential tax consequences of Section 367 of the Code as a result of the SPAC Merger. In addition, U.S. holders of Class A Ordinary Shares could be subject to the PFIC provisions of the Code described in “—PFIC Considerations” below. If a U.S. holder that exchange Class A Ordinary Shares for shares of New Holdco Common Stock is subject to both Section 367(b) of the Code and the PFIC rules, the PFIC rules generally apply before Section 367(b) of the Code.
U.S. Holders That Own 10 Percent or More of NAAC
A U.S. holder that on the date of the SPAC Merger beneficially owns (directly or constructively) 10% or more of the total combined voting power of all classes of our stock entitled to vote or 10% or more of the total value of all classes of our stock (a “U.S. Shareholder”) must include in income as a dividend the “all earnings and profits amount” (within the meaning of Treasury Regulations under Section 367(b) of the Code) attributable to the Class A Ordinary Shares it directly owns. A U.S. holder’s ownership of NAAC Warrants will be taken into account in determining whether such U.S. holder is a U.S. Shareholder. Complex attribution rules apply in determining whether a U.S. holder is a U.S. Shareholder and all U.S. holders are urged to consult their tax advisors with respect to these attribution rules.
A U.S. Shareholder’s “all earnings and profits amount” with respect to its Class A Ordinary Shares is the net positive earnings and profits of NAAC (as determined under Treasury Regulations under Section 367 of the Code) attributable to such Class A Ordinary Shares (as determined under Treasury Regulations under Section 367 of the Code) but without regard to any gain that would be realized on a sale or exchange of such Class A Ordinary Shares. Treasury Regulations under Section 367 provide that all earnings and profits amount attributable to a shareholder’s stock is determined according to the principles of Section 1248 of the Code and the Treasury Regulations thereunder. In general, Section 1248 of the Code and the Treasury Regulations thereunder provide that the amount of earnings and profits attributable to a “block of stock” (as defined in Treasury Regulations under Section 1248 of the Code) in a foreign corporation is the ratably allocated portion of the foreign corporation’s earnings and profits generated during the period the shareholder held the block of stock.
NAAC does not expect to have significant cumulative earnings and profits through the date of the SPAC Merger. If NAAC’s cumulative earnings and profits through the date of the SPAC Merger are less than or equal to zero, then a U.S. holder should not be required to include in gross income an “all earnings and profits amount” with respect to its Class A Ordinary Shares. If NAAC’s cumulative net earnings and profits are greater than zero through the date of the SPAC Merger, a U.S. Shareholder would be required to include its “all earnings and profits amount” in income as a deemed dividend under Treasury Regulations under Section 367(b) of the Code as a result of the SPAC Merger. Any such U.S. holder that is a corporation may, under certain circumstances, effectively be exempt from taxation on a portion or all of the deemed dividend pursuant to Section 245A of the Code (commonly referred to as the participation exemption). Such U.S. holders that are C corporations should consult their own tax advisors as to the applicability of Section 245A of the Code in their particular circumstances.
U.S. Holders That Own Less Than 10 Percent of NAAC
A U.S. holder who, at the time of the SPAC Merger, beneficially owns (directly, indirectly, or constructively, including as a result of applicable attribution rules that would take into account a holder’s ownership of NAAC Warrants) Class A Ordinary Shares with a fair market value of $50,000 or more but is not a U.S. Shareholder will generally recognize gain (but not loss) with respect to the shares of New Holdco Common Stock received in the SPAC Merger unless such holder elects to recognize the “all earnings and profits” amount attributable to such holder as described below. Complex attribution rules apply in determining whether a U.S. holder is a U.S. Shareholder. All U.S. holders are urged to consult their tax advisors with respect to those attribution rules.
Unless a U.S. holder makes the “all earnings and profits” election as described below, such U.S. holder generally must recognize gain (but not loss) with respect to its Class A Ordinary Shares exchanged for shares of New Holdco Common Stock pursuant to the SPAC Merger. Any such gain would be equal to the excess of the fair market value of such shares of New Holdco Common Stock received over the U.S. holder’s adjusted tax basis in the Class A Ordinary Shares deemed to be surrendered in exchange therefor. Subject to the PFIC rules discussed below, such gain would be capital gain, and should be long-term capital gain if the U.S. holder held the Class A Ordinary Shares for longer than one year.
In lieu of recognizing any gain as described in the preceding paragraph, a U.S. holder may elect to include in income all earnings and profits amount attributable to its Class A Ordinary Shares. There are, however, strict conditions for making this election. This election must comply with applicable Treasury Regulations and generally must include, among other things:
•
a statement that the SPAC Merger is a Section 367(b) exchange (within the meaning of the applicable Treasury Regulations);

•
a complete description of the SPAC Merger;

•
a description of any stock, securities or other consideration transferred or received in the SPAC Merger;

•
a statement describing the amounts required to be taken into account for U.S. federal income tax purposes as income or as an adjustment to basis, earnings and profits or other tax attributes;

•
a statement that the U.S. holder is making the election that includes (A) a copy of the information that the U.S. holder received from NAAC (or New Holdco) establishing and substantiating the U.S. holder’s all earnings and profits amount with respect to the U.S. holder’s Class A Ordinary Shares, and (B) a representation that the U.S. holder has notified NAAC (or New Holdco) that the U.S. holder is making the election; and

certain other information required to be furnished with the U.S. holder’s tax return or otherwise furnished pursuant to the Code or the Treasury Regulations.
The election must be attached by the U.S. holder to its timely filed U.S. federal income tax return for the year of the SPAC Merger, and the U.S. holder must send notice of making the election to New Holdco no later than the date such tax return is filed. In connection with this election, NAAC intends to provide each U.S. holder eligible to make such an election with information regarding NAAC’s earnings and profits upon request. NAAC does not expect that NAAC’s cumulative earnings and profits will be material at the time of the SPAC Merger. However, as noted above, if it were determined that NAAC had positive earnings and profits through the date of the SPAC Merger, a U.S. holder that makes the election described herein could have an “all earnings and profits amount” with respect to its Class A Ordinary Shares, and thus could be required to include that amount in income as a deemed dividend under applicable Treasury Regulations as a result of the SPAC Merger.
U.S. HOLDERS ARE STRONGLY URGED TO CONSULT A TAX ADVISOR REGARDING THE CONSEQUENCES OF MAKING THE ELECTION DESCRIBED ABOVE AND THE APPROPRIATE FILING REQUIREMENTS WITH RESPECT TO SUCH ELECTION.
U.S. Holders that Own Class A Ordinary Shares with a Fair Market Value of Less Than $50,000
A U.S. holder who, at the time of the SPAC Merger, beneficially owns (actually and constructively) Class A Ordinary Shares with a fair market value of less than $50,000 and that, on the date of the SPAC Merger is not a U.S. Shareholder , will not be required to recognize any gain or loss under Section 367(b) of the Code or include any part of the “all earnings and profits amount” in income in connection with the SPAC Merger.

U.S. Holders of NAAC Warrants
Subject to the considerations described above relating to a U.S. holder’s ownership of NAAC Warrants being taken into account in determining a U.S. holder’s ownership of Class A Ordinary Shares for purposes of Section 367(b) of the Code, and the PFIC considerations described under “— PFIC Considerations” below, a U.S. holder of NAAC Warrants should not be subject to U.S. federal income tax with respect to the exchange of NAAC Warrants for New Holdco Warrants in the SPAC Merger.
ALL U.S. HOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE EFFECT OF SECTION 367(b) OF THE CODE TO THEIR PARTICULAR CIRCUMSTANCES.
PFIC Considerations
In addition to the discussion under “— Effects of Section 367(b) to U.S. Holders,” and regardless of whether the SPAC Merger is properly treated as an F Reorganization, the SPAC Merger is generally expected to be a taxable event to U.S. holders under the PFIC provisions of the Code.
Definition of a PFIC
A foreign (i.e., non-U.S.) corporation will be classified as a PFIC for U.S. federal income tax purposes if either (i) at least 75% of its gross income in a taxable year, including its pro rata share of the gross income of any corporation in which it is considered to own at least 25% of the shares by value, is passive income or (ii) at least 50% of its assets in a taxable year (ordinarily determined based on fair market value and averaged quarterly over the year), including its pro rata share of the assets of any corporation in which it is considered to own at least 25% of the shares by value, are held for the production of, or produce, passive income. Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets. For purposes of these rules, which may apply to NAAC prior to the SPAC Merger, interest income earned by NAAC would be considered passive income and cash held by NAAC would be considered a passive asset.
Because NAAC is a blank check company with no current active business, based upon the composition of its income and assets, and upon a review of its financial statements, NAAC believes that it likely was a PFIC for its most recent taxable year ended on December 31, 2020 and will likely be considered a PFIC for its current taxable year which ends as a result of the SPAC Merger.
Effects of PFIC Rules on the SPAC Merger
As discussed above, NAAC believes that it is likely classified as a PFIC for U.S. federal income tax purposes. Therefore, if the U.S. holder did not make either a timely qualified electing fund (“QEF”) election for NAAC’s first taxable year as a PFIC in which the U.S. holder held (or was deemed to hold) Class A Ordinary Shares or a valid “mark-to-market” election, in each case as described below, such holder generally will be subject to special rules with respect to: (i) any gain recognized by the U.S. holder on the sale or other disposition of its ordinary shares or warrants; and (ii) any “excess distribution” made to the U.S. holder (generally, any distributions to such U.S. holder during a taxable year of the U.S. holder that are greater than 125% of the average annual distributions received by such U.S. holder in respect of the Class A Ordinary Shares during the three preceding taxable years of such U.S. holder or, if shorter, such U.S. holder’s holding period for the ordinary shares). Proposed Treasury Regulations generally treats “options” (which would include NAAC warrants) to acquire stock of a PFIC as stock of a PFIC.
Under these rules:
•
the U.S. holder’s gain or excess distribution will be allocated ratably over the U.S. holder’s holding period for such U.S. holder’s Class A Ordinary Shares;

•
the amount allocated to the U.S. holder’s taxable year in which the U.S. holder recognized gain or received the excess distribution, or to the period in the U.S. holder’s holding period before the first day of our first taxable year in which we are a PFIC, will be taxed as ordinary income;

•
the amount allocated to other taxable years (or portions thereof) of the U.S. holder and included in such U.S. holder’s holding period would be taxed at the highest tax rate in effect for that year and applicable to the U.S. holder; and

•
an additional tax equal to the interest charge generally applicable to underpayments of tax will be imposed on the U.S. holder in respect of the tax attributable to each such other taxable year of such U.S. holder.

Furthermore, Section 1291(f) of the Code requires that, to the extent provided in Treasury Regulations, a United States person who disposes of stock of a PFIC recognizes gain notwithstanding any other provision of the Code. No final Treasury Regulations are currently in effect under Section 1291(f) of the Code. However, proposed Treasury Regulations under Section 1291(f) of the Code have been promulgated with a retroactive effective date. If finalized in their current form, those proposed Treasury Regulations may require gain recognition to U.S. holders of Class A Ordinary Shares upon the SPAC Merger in the event such holder is subject to the PFIC rules as described above.
In addition, the proposed Treasury Regulations provide coordinating rules with Section 367(b) of the Code, whereby, if the gain recognition rule of the proposed Treasury Regulations under Section 1291(f) of the Code applies to a disposition of PFIC stock that results from a transfer with respect to which Section 367(b) of the Code requires the shareholder to recognize gain or include an amount in income as discussed under the “— Effects of Section 367(b) to U.S. Holders,” the gain realized on the transfer is taxable under the PFIC rules discussed above, and the excess, if any, of the amount to be included in income under Section 367(b) of the Code over the gain realized under Section 1291 of the Code is taxable as provided under Section 367(b) of the Code.
It is difficult to predict whether, in what form and with what effective date, final Treasury Regulations under Section 1291(f) of the Code will be adopted. Therefore, U.S. holders of Class A Ordinary Shares that have not made a timely QEF Election or a mark-to-market election (both as defined and described below) may, pursuant to the proposed Treasury Regulations, be subject to taxation on the SPAC Merger to the extent their Class A Ordinary Shares have a fair market value in excess of their tax basis therein. An Electing Shareholder (as defined below) generally would not be subject to the adverse PFIC rules discussed above with respect to its Class A Ordinary Shares but rather would include annually in gross income its pro rata share of the ordinary earnings and net capital gain of NAAC, whether or not such amounts are actually distributed to such shareholders in any taxable year.
The application of the PFIC rules to U.S. holders of warrants is unclear. As discussed above, a proposed Treasury Regulation issued under the PFIC rules generally treats an “option” (which would include a warrant) to acquire the stock of a PFIC as stock of the PFIC, while a final Treasury Regulation issued under the PFIC rules provide that the QEF Election or mark-to-market election is currently available with respect to options. Therefore, it is possible that the proposed Treasury Regulations if finalized in their current form would apply to cause gain recognition on the exchange of NAAC warrants for New Holdco warrants in the SPAC Merger.
QEF Election and Mark-to-Market Election
The impact of the PFIC rules on a U.S. holder of Class A Ordinary Shares will depend on whether the U.S. holder makes a timely and effective election to treat NAAC as a “qualified electing fund” under Section 1295 of the Code for the taxable year that is the first year in the U.S. holder’s holding period of Class A Ordinary Shares during which NAAC qualified as a PFIC (a “QEF Election”). The QEF Election is made on a shareholder-by-shareholder basis and, once made, can be revoked only with the consent of the IRS. A U.S. holder generally makes a QEF election by attaching a completed IRS Form 8621 (Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund), including the information provided in a “PFIC Annual Information Statement,” to a timely filed U.S. federal income tax return for the tax year to which the election relates. Retroactive QEF Elections generally may be made only by filing a protective statement with such return and if certain other conditions are met or with the consent of the IRS. U.S. holders should consult their tax advisors regarding the availability and tax consequences of a retroactive QEF Election under their particular circumstances. A U.S. holder’s ability to make a QEF Election with respect to NAAC is contingent upon, among other things, the provision by NAAC of a “PFIC

Annual Information Statement” to such U.S. holder. Upon written request, we will endeavor to provide to a U.S. holder such information as the IRS may require, including a PFIC Annual Information Statement, in order to enable the U.S. holder to make and maintain a QEF Election. There is no assurance, however, that we would timely provide such required information. A U.S. holder that makes a QEF Election may be referred to as an “Electing Shareholder” and a U.S. holder that does not make a QEF Election may be referred to as a “Non-Electing Shareholder.” An Electing Shareholder generally would not be subject to the adverse PFIC rules discussed above with respect to their Class A Ordinary Shares. As a result, such a U.S. holder should not recognize gain or loss as a result of the SPAC Merger except to the extent described under “— Effects of Section 367(b) to U.S. Holders.”
The impact of the PFIC rules on a U.S. holder of Class A Ordinary Shares may also depend on whether the U.S. holder has made an election under Section 1296 of the Code. U.S. holders who hold (actually or constructively) stock of a foreign corporation that is classified as a PFIC may annually elect to mark such stock to its market value if such stock is regularly traded on an established exchange (a “mark-to-market election”). No assurance can be given that the Class A Ordinary Shares are considered to be regularly traded for purposes of the mark-to-market election or whether the other requirements of this election are satisfied. If such an election is available and has been made, such U.S. holders will generally not be subject to the special taxation rules of Section 1291 of the Code discussed herein. However, if the mark-to-market election is made by a Non-Electing Shareholder after the beginning of the holding period for the PFIC stock, then the Section 1291 rules will apply to certain dispositions of, distributions on and other amounts taxable with respect to Class A Ordinary Shares.
ALL U.S. HOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS CONCERNING THE CONSEQUENCES TO THEM OF THE PFIC RULES, INCLUDING, WITHOUT LIMITATION WHETHER A QEF ELECTION, A MARK-TO-MARKET ELECTION OR ANY OTHER ELECTION IS AVAILABLE AND THE CONSEQUENCES TO THEM OF ANY SUCH ELECTION.
Distributions on New Holdco Common Stock
A U.S. holder generally will be required to include in gross income as dividends the amount of any cash distribution paid with respect to New Holdco Common Stock, to the extent the distribution is paid out of New Holdco’s current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Distributions in excess of current and accumulated earnings and profits will constitute a return of capital that will be applied against and reduce (but not below zero) the U.S. holder’s adjusted tax basis in its New Holdco Common Stock. Any remaining excess will be treated as gain realized on the sale or other disposition of New Holdco Common Stock and will be treated as described under “— Sale, Exchange or Other Disposition of Shares of New Holdco Common Stock and Warrants” below.
Dividends that New Holdco pays to a U.S. holder that is a taxable corporation generally will qualify for the dividends received deduction if the requisite holding period is satisfied. With certain exceptions (including, but not limited to, dividends treated as investment income for purposes of investment interest deduction limitations), and provided certain holding period requirements are met, dividends that New Holdco pays to a non-corporate U.S. holder may be taxed as “qualified dividend income” at the preferential tax rate currently afforded to long-term capital gains. It is unclear whether the redemption rights described herein may have suspended the running of the applicable holding period relevant for these purposes.
Sale, Exchange or Other Disposition of Shares of New Holdco Common Stock and Warrants
Upon a sale or other taxable disposition of New Holdco Common Stock and New Holdco Warrants which, in general, would include a redemption of New Holdco Common Stock and New Holdco Warrants that is treated as a sale of such securities as described above and below, a U.S. holder generally will recognize capital gain or loss. Any such capital gain or loss generally will be long-term capital gain or loss if the U.S. holder’s holding period for New Holdco Common Stock and New Holdco Warrants so disposed of exceeds one year. It is unclear, however, whether the redemption rights described herein may have suspended the running of the applicable holding period for this purpose. Long-term capital gains recognized by non-corporate U.S. holders are currently eligible to be taxed at reduced rates. The deductibility of capital losses is subject to limitations.

Generally, the amount of gain or loss recognized by a U.S. holder is an amount equal to the difference between (i) the sum of the amount of cash and the fair market value of any property received in such disposition and (ii) the U.S. holder’s adjusted tax basis in its New Holdco Common Stock and New Holdco Warrants so disposed of. See “— Consequences of the SPAC Merger to U.S. Holders” above for discussion of a U.S. holder’s adjusted tax basis in its New Holdco Common Stock following the SPAC Merger. See “—Exercise, Lapse or Redemption of NAAC Warrants” below for a discussion regarding a U.S. holder’s tax basis in New Holdco Common Stock acquired pursuant to the exercise of a New Holdco Warrant.
Exercise, Lapse or Redemption of New Holdco Warrants
Except as discussed below with respect to the cashless exercise of a New Holdco Warrant, a U.S. holder generally will not recognize taxable gain or loss as a result of the acquisition of New Holdco Common Stock upon exercise of a New Holdco Warrant for cash. The U.S. holder’s tax basis in the share of New Holdco Common Stock received upon exercise of the New Holdco Warrant generally will be an amount equal to the sum of the U.S. holder’s tax basis in the New Holdco Warrant, and the exercise price of such New Holdco Warrant. It is unclear whether a U.S. holder’s holding period for the shares of New Holdco Common Stock received upon exercise of the New Holdco Warrant will commence on the date of exercise of the New Holdco Warrant or the day following the date of exercise of the New Holdco Warrant; in either case, the holding period will not include the period during which the U.S. holder held the New Holdco Warrant. If a New Holdco Warrant is allowed to lapse unexercised, a U.S. holder generally will recognize a capital loss equal to such U.S. holder’s tax basis in the New Holdco Warrant. See “— Consequences of the SPAC Merger to U.S. Holders” above for a discussion of a U.S. holder’s adjusted tax basis in its New Holdco Warrants following the SPAC Merger.
The tax consequences of a cashless exercise of a New Holdco Warrant are not clear under current tax law. A cashless exercise may not be taxable, either because the exercise is not a realization event or because the exercise is treated as a recapitalization for U.S. federal income tax purposes. In either situation, a U.S. holder’s tax basis in the shares of New Holdco Common Stock received generally should equal the U.S. holder’s tax basis in the New Holdco Warrants. If the cashless exercise was not a realization event, it is unclear whether a U.S. holder’s holding period for the shares of New Holdco Common Stock would be treated as commencing on the date of exercise of the New Holdco Warrant or the day following the date of exercise of the New Holdco Warrant. If the cashless exercise were treated as a recapitalization, the holding period of the shares of New Holdco Common Stock received would include the holding period of the New Holdco Warrants.
It is also possible that a cashless exercise may be treated in part as a taxable exchange in which gain or loss would be recognized. In such event, a U.S. holder may be deemed to have surrendered a number of New Holdco Warrants having a value equal to the exercise price for the total number of New Holdco Warrants to be exercised. The U.S. holder would recognize capital gain or loss in an amount equal to the difference between the fair market value of the New Holdco Warrants deemed surrendered and the U.S. holder’s tax basis in the New Holdco Warrants deemed surrendered. In this case, a U.S. holder’s tax basis in the shares of New Holdco Common Stock received would equal the sum of the U.S. holder’s tax basis in the New Holdco Warrants exercised, and the exercise price of such New Holdco Warrants. It is unclear whether a U.S. holder’s holding period for the shares of New Holdco Common Stock would commence on the date of exercise of the New Holdco Warrant or the day following the date of exercise of the New Holdco Warrant; in either case, the holding period will not include the period during which the U.S. holder held the New Holdco Warrant.
Due to the absence of authority on the U.S. federal income tax treatment of a cashless exercise, including when a U.S. holder’s holding period would commence with respect to the shares of New Holdco Common Stock received, there can be no assurance as to which, if any, of the alternative tax consequences and holding periods described above would be adopted by the IRS or a court of law. Accordingly, U.S. holders should consult their tax advisors regarding the tax consequences of a cashless exercise.
The U.S. federal income tax consequences of an exercise of a New Holdco Warrant occurring after New Holdco’s giving notice of an intention to redeem the New Holdco Warrants described in the section entitled “Description of Securities — Warrants — Public Warrants” are unclear under current law. In the case of a cashless exercise, the exercise may be treated either as if New Holdco redeemed such New Holdco

Warrant for New Holdco Common Stock or as an exercise of the New Holdco Warrant. If the cashless exercise of New Holdco Warrants for New Holdco Common Stock is treated as a redemption, then such redemption generally should be treated as a tax-deferred recapitalization for U.S. federal income tax purposes, in which case a U.S. holder should not recognize any gain or loss on such redemption, and accordingly, a U.S. holder’s tax basis in the shares of New Holdco Common Stock received should equal the U.S. holder’s tax basis in the New Holdco Warrants and the holding period of the shares of New Holdco Common Stock should include the holding period of the New Holdco Warrants. Alternatively, if the cashless exercise of a New Holdco Warrant is treated as such, the U.S. federal income tax consequences generally should be as described above in the second and third paragraphs under the heading “— Exercise, Lapse or Redemption of New Holdco Warrants.” In the case of an exercise of a New Holdco Warrant for cash, the U.S. federal income tax treatment generally should be as described above in the first paragraph under the heading “—Exercise, Lapse or Redemption of New Holdco Warrants.” Due to the lack of clarity under current law regarding the treatment described in this paragraph, there can be no assurance as to which, if any, of the alternative tax consequences described above would be adopted by the IRS or a court of law. Accordingly, U.S. holders should consult their tax advisors regarding the tax consequences of the exercise of a New Holdco Warrant occurring after New Holdco’s giving notice of an intention to redeem the New Holdco Warrant as described above.
If New Holdco redeems New Holdco Warrants for cash or if New Holdco purchases New Holdco Warrants in an open market transaction, such redemption or purchase generally will be treated as a taxable disposition to the U.S. holder, taxed as described above under “— Sale, Exchange or Other Disposition of New Holdco Common Stock and Warrants.”
Possible Constructive Distributions
The terms of each New Holdco Warrant provide for an adjustment to the exercise price of the New Holdco Warrant or an increase in the shares of New Holdco Common Stock issuable on exercise in certain circumstances discussed in “Description of Securities — Warrants — Public Warrants.” An adjustment which has the effect of preventing dilution generally is not taxable. The U.S. holders of the New Holdco Warrants would, however, be treated as receiving a constructive distribution from New Holdco if, for example, the adjustment increases the U.S. holder’s proportionate interest in New Holdco’s assets or earnings and profits (e.g., through a decrease to the exercise price or an increase in the number of shares of New Holdco Common Stock that would be obtained upon exercise) as a result of a distribution of cash or other property to the U.S. holders of New Holdco Common Stock which is taxable to them as described under “—Distributions on New Holdco Common Stock” above. For example, U.S. holders of New Holdco Warrants would generally be treated as receiving a constructive distribution from New Holdco where the exercise price of the New Holdco Warrants is reduced in connection with the payment of certain dividends as described in “Description of Securities — Warrants — Public Warrants.” Such constructive distribution received by a U.S. holder would be subject to U.S. federal income tax in the same manner as if the U.S. holders of the New Holdco Warrant received a cash distribution from New Holdco equal to the fair market value of such increased interest. The rules governing constructive distributions as a result of certain adjustments with respect to a New Holdco Warrants are complex, and U.S. holders are urged to consult their tax advisors on the tax consequences any such constructive distribution with respect to a New Holdco Warrant.
Non-U.S. Holders
As used herein, a “non-U.S. holder” is a beneficial owner (other than a partnership or entity treated as a partnership for U.S. federal income tax purposes) of Class A Ordinary Shares or NAAC Warrants or New Holdco Common Stock or New Holdco Warrants that is not a U.S. holder.
The following describes U.S. federal income tax considerations relating to the (i) exercise of redemption rights, (ii) SPAC Merger and (iii) ownership and disposition of New Holdco Common Stock and New Holdco Warrants after the SPAC Merger.
Effect to Non-U.S. Holders of Exercising Redemption Rights
The U.S. federal income tax consequences to a non-U.S. holder of Class A Ordinary Shares that exercises its redemption rights to receive cash from the Trust Account in exchange for all or a portion of its shares of Class A Ordinary Shares generally will correspond to the U.S. federal income tax characterization of such a redemption with respect to U.S. holders, as described above. However, notwithstanding such characterization, any redeeming non-U.S. holder generally will not be subject to U.S. federal income tax on any gain recognized or dividends received as a result of the redemption unless the gain or dividends is effectively connected with such non-U.S. holder’s conduct of a trade or business within the United States (and if an income tax treaty applies, is attributable to a U.S. permanent establishment or fixed base maintained by the non-U.S. holder).
Consequences of the SPAC Merger to Non-U.S. Holders
NAAC does not expect the SPAC Merger to result in any U.S. federal income tax consequences to non-U.S. holders of Class A Ordinary Shares and NAAC Warrants.
Distributions on New Holdco Common Stock
In general, any distributions made to a non-U.S. holder with respect to New Holdco Common Stock, to the extent paid out of New Holdco’s current or accumulated earnings and profits (as determined under U.S. federal income tax principles), will constitute dividends for U.S. federal income tax purposes and, provided such dividends are not effectively connected with such non-U.S. holder’s conduct of a trade or business within the United States, will be subject to withholding tax from the gross amount of the dividend at a rate of 30%, unless such non-U.S. holder is eligible for a reduced rate of withholding tax under an applicable income tax treaty and provides proper certification of its eligibility for such reduced rate (usually on an IRS Form W-8BEN or W-8BEN-E, as applicable). Any distribution not constituting a dividend will be treated first as reducing (but not below zero) the non-U.S. holder’s adjusted tax basis in its New Holdco Common Stock and then, to the extent such distribution exceeds the non-U.S. holder’s adjusted tax basis, as gain realized from the sale or other disposition of such New Holdco Common Stock, which will be treated as described under “— Sale, Exchange or Other Disposition of Shares of New Holdco Common Stock and Warrants.” Dividends paid by New Holdco to a non-U.S. holder that are effectively connected with such non-U.S. holder’s conduct of a trade or business within the United States (and if an income tax treaty applies, are attributable to a U.S. permanent establishment or fixed base maintained by the non-U.S. holder) will generally not be subject to U.S. withholding tax, provided such non-U.S. holder complies with certain certification and disclosure requirements (usually by providing an IRS Form W-8ECI). Instead, such dividends will generally be subject to U.S. federal income tax, net of certain deductions, at the same graduated individual or corporate rates applicable to U.S. holders. A corporate non-U.S. holder receiving such effectively connected dividends may also be subject to an additional “branch profits tax” imposed at a rate of 30% (or lower applicable treaty rate).
Sale, Exchange or Other Disposition of Shares of New Holdco Common Stock and Warrants
A non-U.S. holder will generally not be subject to U.S. federal income tax on gain realized on a sale or other disposition of New Holdco Common Stock or New Holdco Warrants unless:
(i)
such non-U.S. holder is an individual who was present in the United States for 183 days or more in the taxable year of such disposition (subject to certain exceptions as a result of the COVID pandemic) and certain other requirements are met, in which case any gain realized will generally be subject to a flat 30% U.S. federal income tax;

(ii)
the gain is effectively connected with a trade or business of such non-U.S. holder in the United States (and if an income tax treaty applies, is attributable to a U.S. permanent establishment or fixed base maintained by such non-U.S. holder), in which case such gain will be subject to U.S. federal income tax, net of certain deductions, at the same graduated individual or corporate rates applicable to U.S. holders, and, if the non-U.S. holder is a corporation, an additional “branch profits tax” may also apply; or

(iii)
New Holdco is or has been a “U.S. real property holding corporation” at any time during the shorter of the five-year period preceding such disposition and such non-U.S. holder’s holding period and either (A) the shares of New Holdco Common Stock has ceased to be regularly traded on an established securities market or (B) such non-U.S. holder has owned or is deemed to have owned, at any time during the shorter of the five-year period preceding such disposition and such non-U.S. holder’s holding period more than 5% of outstanding New Holdco Common Stock.
If paragraph (iii) above applies to a non-U.S. holder, gain recognized by such non-U.S. holder on the sale, exchange or other disposition of New Holdco Common Stock or New Holdco Warrants will be subject to tax at generally applicable U.S. federal income tax rates. In addition, a buyer of such New Holdco Common Stock or New Holdco Warrants from a non-U.S. holder may be required to withhold U.S. income tax at a rate of 15% of the amount realized upon such disposition. New Holdco will be classified as a “U.S. real property holding corporation” if the fair market value of its “United States real property interests” equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business, as determined for U.S. federal income tax purposes. We do not expect New Holdco to be classified as a “U.S. real property holding corporation” following the Business Combination. However, such determination is factual and in nature and subject to change and no assurance can be provided as to whether New Holdco will be a U.S. real property holding corporation with respect to a non-U.S. holder following the Business Combination or at any future time.
Exercise, Lapse or Redemption of NAAC Warrants
The U.S. federal income tax treatment of a non-U.S. holder’s exercise of a New Holdco Warrant, or the lapse of a New Holdco Warrant held by a non-U.S. holder, generally will correspond to the U.S. federal income tax treatment of the exercise or lapse of a warrant held by a U.S. holder, as described above under “— U.S. Holders — Exercise, Lapse or Redemption of New Holdco Warrants,” although to the extent a cashless exercise results in a taxable exchange, the consequences would be similar to those described above under “— Sale, Exchange or Other Disposition of New Holdco Common Stock and Warrants.” If New Holdco redeems New Holdco Warrants for cash or if it purchases New Holdco Warrants in an open market transaction, such redemption or purchase generally will be treated as a disposition to the non-U.S. holder, the consequences of which would be similar to those described above under “— Sale, Exchange or Other Disposition of New Holdco Common Stock and Warrants.”
Possible Constructive Distributions
The terms of each New Holdco Warrant provide for an adjustment to the exercise price of the New Holdco Warrant or an increase in the shares of New Holdco Common Stock issuable on exercise in certain circumstances discussed in “Description of Securities — Warrants — Public Warrants.” As described above under “— U.S. Holders — Possible Constructive Distributions,” certain adjustments with respect to the New Holdco Warrants can give rise to a constructive distribution. Any constructive distribution received by a non-U.S. holder would be subject to U.S. federal income tax (including any applicable withholding) in the same manner as if such non-U.S. holder received a cash distribution from New Holdco equal to the fair market value of such increased interest. If withholding applies to any constructive distribution received by a non-U.S. holder, it is possible that the tax would be withheld from any amount paid to or held on behalf of the non-U.S. holder by the applicable withholding agent. The rules governing constructive distributions as a result of certain adjustments with respect to New Holdco Warrants are complex, and non-U.S. holders are urged to consult their tax advisors on the tax consequences any such constructive distribution with respect to a New Holdco Warrant.
Information Reporting Requirements and Backup Withholding
Information returns will be filed with the IRS in connection with payments of dividends on and the proceeds from a sale or other disposition of New Holdco Common Stock or New Holdco Warrants. A non-U.S. holder may have to comply with certification procedures to establish that it is not a United States person for U.S. federal income tax purposes or otherwise establish an exemption in order to avoid information reporting and backup withholding requirements or to claim a reduced rate of withholding under an applicable income tax treaty. The amount of any backup withholding from a payment to a non-U.S. holder will be allowed as a credit against such non-U.S. holder’s U.S. federal income tax liability and may entitle such non-U.S. holder to a refund, provided that the required information is furnished by such non-U.S. holder to the IRS in a timely manner.

Foreign Account Tax Compliance Act
Sections 1471 through 1474 of the Code and the Treasury Regulations and administrative guidance promulgated thereunder (commonly referred as the “Foreign Account Tax Compliance Act” or “FATCA”) generally impose withholding at a rate of 30% in certain circumstances on dividends in respect of, and (subject to the proposed Treasury Regulations discussed below) gross proceeds from the sale or other disposition of, securities (including Class A Ordinary Shares or NAAC Warrants and New Holdco Common Stock or Warrants) which are held by or through certain foreign financial institutions (including investment funds), unless any such institution (i) enters into, and complies with, an agreement with the IRS to report, on an annual basis, information with respect to interests in, and accounts maintained by, the institution that are owned by certain U.S. persons and by certain non-U.S. entities that are wholly or partially owned by U.S. persons and to withhold on certain payments, or (ii) if required under an intergovernmental agreement between the United States and an applicable foreign country, reports such information to its local tax authority, which will exchange such information with the U.S. authorities. An intergovernmental agreement between the United States and an applicable foreign country may modify these requirements. Accordingly, the entity through which Class A Ordinary Shares or NAAC Warrants and New Holdco Common Stock or New Holdco Warrants are held will affect the determination of whether such withholding is required. Similarly, dividends in respect of, and (subject to the proposed Treasury Regulations discussed below) gross proceeds from the sale or other disposition of, Class A Ordinary Shares or NAAC Warrants and New Holdco Common Stock or New Holdco Warrants held by an investor that is a non-financial non-U.S. entity that does not qualify under certain exceptions will generally be subject to withholding at a rate of 30%, unless such entity either (i) certifies to the applicable withholding agent that such entity does not have any “substantial United States owners” or (ii) provides certain information regarding the entity’s “substantial United States owners,” which will in turn be provided to the U.S. Department of Treasury.
Under the applicable Treasury Regulations and administrative guidance, withholding under FATCA generally applies to payments of dividends in respect of our securities. While withholding under FATCA generally would also apply to payments of gross proceeds from the sale or other disposition of securities (including Class A Ordinary Shares or NAAC Warrants New Holdco Common Stock or New Holdco Warrants), proposed Treasury Regulations eliminate FATCA withholding on payments of gross proceeds entirely. Taxpayers generally may rely on these proposed Treasury Regulations until final Treasury Regulations are issued. All holders should consult their tax advisors regarding the possible implications of FATCA on their investment in Class A Ordinary Shares or NAAC Warrants or New Holdco Common Stock or New Holdco Warrants.
Regulatory Matters
Under the HSR Act and rules that have been promulgated thereunder by the FTC, certain transactions may not be consummated unless information has been furnished to the Antitrust Division and the FTC and certain waiting period requirements have been satisfied. The Business Combination is subject to these requirements and may not be completed until the expiration or early termination of the waiting period following the parties’ submission of Notification and Report Forms with the Antitrust Division and the FTC. On January 6, 2022, the parties filed the required forms under the HSR Act with respect to the Business Combination with the Antitrust Division and the FTC. The waiting period will expire on February 7, 2022 at 11:59 p.m. Eastern time, unless extended by one of the agencies.
At any time before or after consummation of the Business Combination, notwithstanding expiration or termination of the waiting period under the HSR Act, the Antitrust Division, the FTC, or any state or foreign governmental authority could take such action under applicable antitrust laws as such authority deems necessary or desirable in the public interest, including seeking to enjoin the consummation of the Business Combination, conditionally approving the Business Combination upon divestiture of assets, subjecting the completion of the Business Combination to regulatory conditions, or seeking other remedies. Private parties may also seek to take legal action under the antitrust laws under certain circumstances. NAAC cannot assure you that the Antitrust Division, the FTC, any state attorney general, or any other governmental authority will not attempt to challenge the Business Combination on antitrust grounds, and, if such a challenge is made, NAAC cannot assure you as to its result.

Neither NAAC nor TeleSign is aware of any material regulatory approvals or actions that are required for completion of the Business Combination other than as required under the HSR Act. It is presently contemplated that if any additional regulatory approvals or actions are required, those approvals or actions will be sought. There can be no assurance, however, that any such additional approvals or actions will be obtained.

PROPOSAL NO. 1 — THE BUSINESS COMBINATION PROPOSALS
Overview
NAAC is asking its shareholders to approve and adopt the Business Combination Agreement and the Business Combination. NAAC’s shareholders should carefully read this proxy statement/prospectus in its entirety for more detailed information concerning the Business Combination Agreement, a copy of which is attached as Annex A to this proxy statement/prospectus. Please see the section above entitled “The Business Combination” for additional information and a summary of certain terms of the Business Combination Agreement. You are urged to carefully read the Business Combination Agreement and the Plan of Merger in its entirety before voting on these proposals.
Because NAAC is holding a shareholder vote on the Business Combination Proposals, NAAC may consummate the Business Combination only if the SPAC Merger Proposal is approved by the affirmative vote of the holders of at least two-thirds of the ordinary shares of NAAC represented in person or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting and if the Share Acquisition Proposal is approved by the affirmative vote of the holders of a majority of the ordinary shares of NAAC represented in person or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting.
Proposal 1A: The SPAC Merger
NAAC shareholders are being asked to approve the SPAC Merger to authorize the merger of NAAC with and into New SPAC, with New SPAC surviving the SPAC Merger as a wholly owned subsidiary of New Holdco and the Plan of Merger.
Proposal 1B: The Share Acquisition
NAAC shareholders are being asked to approve NAAC’s entry into the Business Combination Agreement, dated as of December 16, 2021, by and among NAAC, BICS, TeleSign, New Holdco and New SPAC, pursuant to which New Holdco will purchase from BICS all outstanding shares of TeleSign Common Stock in exchange for New Holdco Common Stock and cash consideration.
Resolution
The full text of the resolutions to be passed is as follows:
“RESOLVED, that as a special resolution, NAAC be and is hereby authorized to merge with and into New SPAC so that New SPAC be the surviving company and all the undertaking, property and liabilities of NAAC vest in New SPAC by virtue of such merger pursuant to the Cayman Islands Companies Act (As Revised) and the Plan of Merger required by the Companies Act (As Revised) of the Cayman Islands substantially in the form attached to the accompanying proxy statement/prospectus as Exhibit A to the Business Combination Agreement, a copy of which is attached as Annex A to this proxy statement/prospectus (the “Plan of Merger”) be and is hereby confirmed, authorized, and approved in all respects and that NAAC be and is hereby authorized to enter into the Plan of Merger (the “SPAC Merger”).”
“RESOLVED, by way of ordinary resolution, that NAAC’s entry into the Business Combination Agreement, dated as of December 16, 2021, by and among NAAC, BICS, TeleSign, New Holdco and New SPAC (in the form attached to this proxy statement/prospectus as Annex A), pursuant to which, among other things, the Business Combination will be effected in two steps: (a) on the SPAC Merger Closing Date, NAAC will merge with and into New SPAC, with New SPAC surviving the SPAC Merger, and (b) immediately following the SPAC Merger Effective Time, New Holdco and BICS will consummate the Share Acquisition, whereby New Holdco will purchase all outstanding shares of TeleSign Common Stock in exchange for New Holdco Common Stock and cash consideration.”
Vote Required for Approval
The approval of the SPAC Merger requires a special resolution under Cayman Islands law, being the affirmative vote of the holders of at least two-thirds of the ordinary shares of NAAC represented in person or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting. The approval of the Business Combination Agreement and the Share Acquisition require an ordinary resolution under Cayman Islands law, being the affirmative vote of the holders of a majority of the Ordinary Shares of NAAC represented in person or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting of NAAC. The Share Acquisition Proposal will be sought as an ordinary resolution. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the extraordinary general meeting. Accordingly, failure to vote in person or by proxy at the extraordinary general meeting or an abstention from voting will have no effect on the outcome of the vote on the Business Combination Proposals.
The Business Combination Proposals are conditioned on the approval of each of the other Condition Precedent Proposals. Therefore, if each of the other Condition Precedent Proposals is not approved, the Business Combination Proposals will have no effect, even if approved by holders of the Ordinary Shares.
The Sponsor and NAAC’s directors and officers have agreed to vote any Class A Ordinary Shares and Class B Ordinary Shares owned by them in favor of the Business Combination Proposals.
Recommendation of the NAAC Board
THE NAAC BOARD RECOMMENDS THAT NAAC SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE BUSINESS COMBINATION PROPOSALS.

PROPOSAL NO. 2 — THE ORGANIZATIONAL DOCUMENTS PROPOSAL
Overview
Assuming the Business Combination Proposals and the Nasdaq Proposal are approved, NAAC will replace its Existing Organizational Documents with the Proposed Certificate of Incorporation and Proposed Bylaws of New Holdco, in each case under the DGCL.
NAAC’s shareholders are asked to consider and vote upon, to approve by special resolution and to adopt, the Proposed Organizational Documents, with such changes as are described in the Advisory Organizational Documents Proposals. All shareholders are encouraged to read the Proposed Organizational Documents in their entirety, which are attached to this proxy statement/prospectus as Annex B and Annex C, for a more complete description of their terms.
Reasons for the Organizational Documents Proposal
Each of the Proposed Certificate of Incorporation and the Proposed Bylaws was negotiated as part of the Business Combination. The NAAC Board’s specific reasons for each of the Advisory Organizational Documents Proposals are set forth in the section entitled “Proposal No. 3 — The Advisory Organizational Documents Proposals.”
Resolution
The full text of the resolution to be passed is as follows:
“RESOLVED, as a special resolution, that in connection with the SPAC Merger, the Existing Organizational Documents currently in effect be amended and restated by the deletion in their entirety and the substitution in their place of the Proposed Certificate of Incorporation and the Proposed Bylaws.”
Vote Required for Approval
If the Business Combination Proposals are not approved, the Organizational Documents Proposal will not be presented at the extraordinary general meeting. The approval of the Organizational Documents Proposal requires a special resolution under Cayman Islands law, being the affirmative vote of the holders of at least two-thirds of the ordinary shares of NAAC represented in person or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting. Abstentions and broker non-votes, while considered present for purposes of establishing a quorum, will not count as a vote cast at the extraordinary general meeting. Accordingly, failure to vote in person or by proxy at the extraordinary general meeting or an abstention from voting will have no effect on the outcome of the vote on the Organizational Documents Proposal.
The Organizational Documents Proposal is conditioned on the approval of each of the other Condition Precedent Proposals. Therefore, if each of the other Condition Precedent Proposals is not approved, the Organizational Documents Proposal will have no effect, even if approved by holders of the Ordinary Shares.
Recommendation of the NAAC Board
THE NAAC BOARD UNANIMOUSLY RECOMMENDS THAT NAAC SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE ORGANIZATIONAL DOCUMENTS PROPOSAL.

PROPOSAL NO. 3 — THE ADVISORY ORGANIZATIONAL DOCUMENTS PROPOSALS
Overview
If the Organizational Documents Proposal is approved and the Business Combination is to be consummated, NAAC will replace the Existing Organizational Documents, under the Cayman Islands Companies Act (As Revised), with the Proposed Organizational Documents, under the DGCL.
As required by SEC guidance, to give shareholders the opportunity to present their separate views on important corporate governance provisions, NAAC is asking its shareholders to consider and vote upon and to approve on a non-binding advisory basis by special resolution eight separate proposals in connection with the adoption of the Proposed Organizational Documents. The shareholder vote regarding each of the Advisory Organizational Documents Proposals is an advisory vote, and is not binding on NAAC or the NAAC Board (separate and apart from the approval of the Organizational Documents Proposal). Accordingly, regardless of the outcome of the non-binding advisory vote on the Advisory Organizational Documents Proposals, NAAC intends that the Proposed Organizational Documents will take effect upon the consummation of the Business Combination (assuming approval of the Organizational Documents Proposal).
The following table sets forth a summary of the principal changes proposed to be made between the Existing Organizational Documents and the Proposed Organizational Documents. This summary is qualified by reference to the complete text of the Proposed Organizational Documents, copies of which are attached to this proxy statement/prospectus as Annex B and Annex C. All shareholders are encouraged to read each of the Proposed Organizational Documents in its entirety for a more complete description of its terms. Additionally, as the Existing Organizational Documents are governed by Cayman Islands law and the Proposed Organizational Documents will be governed by the DGCL, NAAC encourages its shareholders to carefully consult the information set out under the section entitled “Comparison of Corporate Governance and Shareholder Rights.”
	Existing Organizational Documents	Proposed Organizational Documents
Authorized Shares (Proposal 3A)
Under the Existing Organizational Documents, NAAC’s share capital is US$22,100 divided into 221,000,000 NAAC shares, consisting of 200,000,000 Class A Ordinary Shares, 20,000,000 Class B Ordinary Shares, and 1,000,000 NAAC Preference Shares.
See paragraph 5 of the Existing Organizational Documents.

The Proposed Organizational Documents increase the total number of authorized shares to 501,000,000 shares, consisting of 500,000,000 shares of New Holdco Common Stock and 1,000,000 shares of New Holdco Preferred Stock.
See Article IV of the Proposed Certificate of Incorporation.

Director Removal (Proposal 3B)	The Existing Organizational Documents provide that any director may be removed from office (a) if prior to the consummation of an Initial Business Combination, by an ordinary resolution of the holders of the Class B Ordinary Shares and (b) if following the consummation of an Initial Business Combination, by an ordinary resolution of the holders of the Ordinary Shares.	The Proposed Organizational Documents provide that, subject to the rights of any holders of New Holdco Preferred Stock then outstanding, any director, or the entire New Holdco Board, may be removed from office at any time, with or without cause by the affirmative vote of the holders of at least a majority of the voting power of the outstanding shares of voting stock of New Holdco with the power to vote at an

	Existing Organizational Documents	Proposed Organizational Documents
	See Article 29 of the Existing Organizational Documents.	election of directors, voting as a single class. See Article V, subsection (F) of the Proposed Certificate of Incorporation.
Adoption, Amendment, or Repeal of Organizational Documents (Proposal 3C)
The Existing Organizational Documents provide that, subject to certain exceptions, amendments may be made by a special resolution under Cayman Islands law, being the affirmative vote of the holders of at least two-thirds of the Ordinary Shares represented in person or by proxy and entitled to vote thereon and who vote at a general meeting.
See Article 18.3 of the Existing Organizational Documents.

The Proposed Certificate of Incorporation may be adopted, amended and repealed by the affirmative vote of the holders of a majority in voting power of the stock of New Holdco entitled to vote, in addition to any affirmative vote of the holders of any series of Preferred Stock required by law. The Proposed Bylaws may be adopted, amended or repealed (i) by a majority of the members of the New Holdco Board or (ii) in addition to any vote of holders of any class or series of stock of New Holdco required by applicable law or the Proposed Certificate of Incorporation (including any Preferred Stock Designation), by the affirmative vote of the holders of at least a majority of the voting power of all of the shares of the capital stock of New Holdco entitled to vote in the election of directors, voting as one class.
See Article IX of the Proposed Certificate of Incorporation and Section 7.5 of the Proposed Bylaws.

Exclusive Forum Provision (Proposal 3D)	The Existing Organizational Documents do not contain a provision adopting an exclusive forum for certain shareholder litigation.	The Proposed Organizational Documents provide that unless New Holdco consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, the federal district court for the District of Delaware or other state courts of the State of Delaware) will, to the fullest extent permitted by law, be the sole and exclusive forum for (i) any derivative action brought by a stockholder on behalf of New Holdco, (ii) any action

	Existing Organizational Documents	Proposed Organizational Documents

asserting a claim of breach of a fiduciary duty owed by any director, officer, or stockholder of New Holdco to New Holdco’s stockholders, (iii) any action arising pursuant to any provision of the DGCL or New Holdco’s Bylaws or the Proposed Certificate of Incorporation or (iv) any action asserting a claim against New Holdco governed by the internal affairs doctrine.
Subject to the foregoing, the Proposed Certificate of Incorporation designates the federal district courts of the United States as the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act.
Furthermore, the foregoing will not apply to suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal courts of the U.S. have exclusive jurisdiction.
See Article X of the Proposed Certificate of Incorporation.

Action by Written Consent of Stockholders (Proposal 3E)
The Existing Organizational Documents provide that ordinary resolutions and special resolutions may be passed by way of unanimous written resolution.
See Article 29.4 and the definitions of Ordinary Resolutions and Special Resolution in the Existing Organizational Documents

The Proposed Organizational Documents provide that, subject to the rights of any holders of New Holdco Preferred Stock then outstanding, any action required or permitted to be taken by New Holdco’s stockholders may be effected by written consent of the stockholders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted and shall be delivered to New Holdco in accordance with the applicable provisions of the DGCL.
See Article VI of the Proposed Certificate of Incorporation.

	Existing Organizational Documents	Proposed Organizational Documents
Corporate Name (Proposal 3F)	The Existing Organizational Documents provide the name of the company is “North Atlantic Acquisition Corporation”. See paragraph 1 of the Existing Organizational Documents.	The Proposed Organizational Documents provide that the name of the company will be “TeleSign, Inc.” See Article I of the Proposed Certificate of Incorporation.
Perpetual Existence (Proposal 3G)
The Existing Organizational Documents provide that if NAAC does not consummate an Initial Business Combination within 24 months from the closing of the IPO, NAAC will cease all operations except for the purposes of winding up and will redeem the public shares and liquidate the Trust Account.
See Article 49.7 of the Existing Organizational Documents.
The Proposed Organizational Documents do not contain any provisions relating to New Holdco’s ongoing existence; absent a limitation on existence, the DGCL will make New Holdco’s existence perpetual.
Provisions Related to Status as a Blank Check Company (Proposal 3H)
The Existing Organizational Documents set forth various provisions related to NAAC’s status as a blank check company prior to the consummation of an Initial Business Combination.
See Article 49 of the Existing Organizational Documents.
The Proposed Organizational Documents do not include such provisions related to NAAC’s status as a blank check company, which will no longer apply upon consummation of the Business Combination, as NAAC will cease to be a blank check company at such time.
Advisory Organizational Documents Proposals
Proposal 3A: Authorized Shares
NAAC’s shareholders are being asked to approve and adopt a provision of the Proposed Organizational Documents to authorize the change in the authorized share capital of NAAC from (a) 200,000,000 Class A Ordinary Shares, 20,000,000 Class B Ordinary Shares, and 1,000,000 NAAC Preference Shares to (b) 500,000,000 shares of New Holdco Common Stock and 1,000,000 shares of New Holdco Preferred Stock.
As of the date of this proxy statement/prospectus, there are 47,437,500 Ordinary Shares issued and outstanding, which includes an aggregate of 9,487,500 Class B Ordinary Shares held by the initial shareholders, including the Sponsor. In addition, as of the date of this proxy statement/prospectus, there is outstanding an aggregate of 19,776,667 warrants to acquire Ordinary Shares, comprised of 7,126,667 private placement warrants held by the Sponsor and 12,650,000 public warrants.
At the SPAC Merger Effective Time, pursuant to the SPAC Merger, (a) each then-outstanding Class A Ordinary Share will be canceled in exchange for consideration consisting of one share of New Holdco Common Stock; (b) each then-outstanding Class B Ordinary Share will be canceled in exchange for consideration consisting of one share of New Holdco Common Stock; (c) each then-outstanding NAAC Warrant will be cancelled in exchange for consideration consisting of one New Holdco Warrant pursuant to the Warrant Agreement; and (d) each then-outstanding NAAC Unit will be cancelled in exchange for consideration consisting of (i) the right to receive one share of New Holdco Common Stock and (ii) the right to receive one-third of one New Holdco Warrant.
Immediately following the SPAC Merger Effective Time, New Holdco will purchase from BICS all outstanding shares of TeleSign Common Stock in exchange for New Holdco Common Stock and cash consideration.

In order to ensure that New Holdco has sufficient authorized capital for future issuances, the NAAC Board has approved, subject to shareholder approval, that the Proposed Organizational Documents of New Holdco increase the total number of authorized shares of all classes of capital stock to 501,000,000 shares, consisting of 500,000,000 shares of New Holdco Common Stock and 1,000,000 shares of New Holdco Preferred Stock.
This summary is qualified by reference to the complete text of the Proposed Organizational Documents, copies of which are attached to this proxy statement/prospectus as Annex B and Annex C. All shareholders are encouraged to read the Proposed Organizational Documents in their entirety for a more complete description of their terms.
Proposal 3B: Director Removal
NAAC’s shareholders are being asked to approve and adopt a provision of the Proposed Organizational Documents providing that, subject to the rights of any holders of New Holdco Preferred Stock then outstanding, any director, or the entire New Holdco Board, may be removed from office at any time, with or without cause by the affirmative vote of the holders of at least a majority of the voting power of the outstanding shares of voting stock of New Holdco with the power to vote at an election of directors, voting as a single class.
This summary is qualified by reference to the complete text of the Proposed Organizational Documents, copies of which are attached to this proxy statement/prospectus as Annex B and Annex C. All shareholders are encouraged to read the Proposed Organizational Documents in their entirety for a more complete description of their terms.
Proposal 3C: Adoption, Amendment, or Repeal of Organizational Documents
NAAC’s shareholders are being asked to approve and adopt a provision of the Proposed Organizational Documents providing that (a) the Proposed Certificate of Incorporation may be adopted, amended and repealed by the affirmative vote of the holders of a majority in voting power of the stock of New Holdco entitled to vote, in addition to any affirmative vote of the holders of any series of Preferred Stock required by law, and (b) the Proposed Bylaws may be adopted, amended or repealed (i) by a majority of the members of the New Holdco Board or (ii) in addition to any vote of holders of any class or series of stock of New Holdco required by applicable law or the Proposed Certificate of Incorporation (including any Preferred Stock Designation), by the affirmative vote of the holders of at least a majority of the voting power of all of the shares of the capital stock of New Holdco entitled to vote in the election of directors, voting as one class.
This summary is qualified by reference to the complete text of the Proposed Organizational Documents, copies of which are attached to this proxy statement/prospectus as Annex B and Annex C. All shareholders are encouraged to read the Proposed Organizational Documents in their entirety for a more complete description of their terms.
Proposal 3D: Exclusive Forum Provision
NAAC’s shareholders are being asked to approve and adopt a provision of the Proposed Certificate of Incorporation providing that unless New Holdco consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, the federal district court for the District of Delaware or other state courts of the State of Delaware) will, to the fullest extent permitted by law, be the sole and exclusive forum for (i) any derivative action brought by a stockholder on behalf of New Holdco, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer, or stockholder of New Holdco to New Holdco’s stockholders, (iii) any action arising pursuant to any provision of the DGCL or New Holdco’s Bylaws or the Proposed Certificate of Incorporation or (iv) any action asserting a claim against New Holdco governed by the internal affairs doctrine.
Subject to the foregoing, the Proposed Certificate of Incorporation designates the federal district courts of the United States as the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act.

Furthermore, the foregoing will not apply to suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal courts of the U.S. have exclusive jurisdiction.
This summary is qualified by reference to the complete text of the Proposed Organizational Documents, copies of which are attached to this proxy statement/prospectus as Annex B and Annex C. All shareholders are encouraged to read the Proposed Organizational Documents in their entirety for a more complete description of their terms.
Proposal 3E: Action by Written Consent of Stockholders
NAAC’s shareholders are being asked to approve and adopt a provision of the Proposed Organizational Documents providing that, subject to the rights of any holders of New Holdco Preferred Stock then outstanding, any action required or permitted to be taken by New Holdco’s stockholders may be effected by written consent of the stockholders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted and shall be delivered to New Holdco in accordance with the applicable provisions of the DGCL.
This summary is qualified by reference to the complete text of the Proposed Organizational Documents, copies of which are attached to this proxy statement/prospectus as Annex B and Annex C. All shareholders are encouraged to read the Proposed Organizational Documents in their entirety for a more complete description of their terms.
Proposal 3F: Corporate Name
NAAC’s shareholders are being asked to approve and adopt a provision of the Proposed Organizational Documents providing that the name of the company is “TeleSign, Inc.”.
This summary is qualified by reference to the complete text of the Proposed Organizational Documents, copies of which are attached to this proxy statement/prospectus as Annex B and Annex C. All shareholders are encouraged to read the Proposed Organizational Documents in their entirety for a more complete description of their terms.
Proposal 3G: Perpetual Existence
NAAC’s shareholders are being asked to approve and adopt a provision of the Proposed Organizational Documents making New Holdco’s corporate existence perpetual.
This summary is qualified by reference to the complete text of the Proposed Organizational Documents, copies of which are attached to this proxy statement/prospectus as Annex B and Annex C. All shareholders are encouraged to read the Proposed Organizational Documents in their entirety for a more complete description of their terms.
Proposal 3H: Provisions Related to Status as a Blank Check Company
NAAC’s shareholders are being asked to approve and adopt a provision of the Proposed Organizational Documents removing provisions related to NAAC’s status as a blank check company, which will no longer apply upon consummation of the Business Combination, as NAAC will cease to be a blank check company at such time.
This summary is qualified by reference to the complete text of the Proposed Organizational Documents, copies of which are attached to this proxy statement/prospectus as Annex B and Annex C. All shareholders are encouraged to read the Proposed Organizational Documents in their entirety for a more complete description of their terms.
Reasons for Amendments
Proposal 3A: Authorized Shares
The principal purpose of Advisory Organizational Documents Proposal 3A is to provide for an authorized capital structure of New Holdco that will enable it to continue as an operating company governed by the DGCL. The NAAC Board believes that it is important for New Holdco to have available for issuance a number of authorized shares of New Holdco Common Stock and New Holdco Preferred Stock sufficient to support its growth and to provide flexibility for future corporate needs.
Proposal 3B: Director Removal
The Existing Organizational Documents provide that, before an Initial Business Combination, holders of Class B Ordinary Shares may remove any director and that, after an Initial Business Combination, shareholders may by an ordinary resolution remove any director. The principal purpose of Advisory Organizational Documents Proposal 3B is to provide for the removal of a director by all of New Holdco’s shareholders. The NAAC Board believes that it is important for public shareholders of New Holdco to have the right to remove one or more directors in the event that a majority of New Holdco’s shareholders vote in favor of such removal.
Proposal 3C: Adoption, Amendment, or Repeal of Organizational Documents
The NAAC Board believes that requiring a majority stockholder vote or majority board vote to adopt, amend or repeal the Proposed Bylaws and a majority stockholder vote to adopt, amend or repeal the Proposed Certificate of Incorporation is appropriate at this time to protect all stockholders of New Holdco against the potential self-interested actions by one or a few large stockholders. In reaching this conclusion, the board was cognizant of the potential for certain stockholders to hold a substantial beneficial ownership of New Holdco Common Stock following the Business Combination. Going forward, a majority voting requirement encourages the person seeking control of New Holdco to negotiate with the New Holdco Board to reach terms that are appropriate for all stockholders. In addition, the majority voting requirements are desirable to enhance the likelihood of continuity and stability in the composition of the New Holdco Board, avoid costly takeover battles, reduce New Holdco’s vulnerability to a hostile change of control and enhance the ability of the New Holdco Board to maximize shareholder value in connection with any unsolicited offer to acquire New Holdco.
Proposal 3D: Exclusive Forum Provision
Adopting Delaware as the exclusive forum for certain stockholder litigation is intended to assist New Holdco in avoiding multiple lawsuits in multiple jurisdictions regarding the same matter. The ability to require such claims to be brought in a single forum will help to assure consistent consideration of the issues, the application of a relatively known body of case law, and level of expertise and should promote efficiency and cost-savings in the resolutions of such claims. The NAAC Board believes that the Delaware courts are best suited to address disputes involving such matters given that, after the SPAC Merger, New Holdco will be incorporated in Delaware. Delaware law generally applies to such matters and the Delaware courts have a reputation for expertise in corporate law matters. Delaware offers a specialized Court of Chancery to address corporate law matters, with streamlined procedures and processes, which help provide relatively quick decisions. This accelerated schedule can minimize the time, cost, and uncertainty of litigation for all parties. The Court of Chancery has developed considerable expertise with respect to corporate law issues, as well as a substantial and influential body of case law construing Delaware’s corporate law and long-standing precedent regarding corporate governance. This will provide New Holdco and its stockholders with more predictability regarding the outcome of intra-corporate disputes. In the event the Court of Chancery does not have jurisdiction, the other state courts located in Delaware would be the most appropriate forums because these courts have more expertise on matters of Delaware law compared to other jurisdictions; provided, that these exclusive forum provisions will not apply to suits brought to enforce any cause of action arising under the Securities Act, any liability or duty created by the Exchange Act, or to any claim for which the federal courts have exclusive jurisdiction.
In addition, this amendment would promote judicial fairness and avoid conflicting results, as well as make New Holdco’s defense of applicable claims less disruptive and more economically feasible, principally by avoiding duplicative discovery.
Proposal 3E: Action by Written Consent of Stockholders
The Proposed Organizational Documents will provide that, subject to the rights of any holders of New Holdco Preferred Stock then outstanding, any action required or permitted to be taken by New Holdco’s stockholders may be effected by written consent of the stockholders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted in accordance with the applicable provisions of the DGCL. The NAAC Board has determined that it is in the best interest of stockholders to have the flexibility to take action by written consent of the stockholders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted, rather than requiring that such action be taken or authorized at a formal meeting of stockholders.
Proposal 3F: Corporate Name
The NAAC Board has proposed to change the company’s corporate name from “North Atlantic Acquisition Corporation” to “TeleSign, Inc.”. The NAAC Board believes the name of the post-combination company should more closely align with the name of the post-Business Combination operating business and therefore has proposed this name change.
Proposal 3G: Perpetual Existence
The NAAC Board believes that making New Holdco’s corporate existence perpetual is desirable because perpetual existence is the usual period of existence for corporations and it believes that it is the most appropriate period for New Holdco following the Business Combination.
Proposal 3H: Provisions Related to Status as a Blank Check Company
The NAAC Board believes that the elimination of certain provisions related to NAAC’s status as a blank check company is desirable because these provisions will serve no purpose following the Business Combination. For example, certain provisions in the Existing Organizational Documents require that proceeds from the IPO be held in the Trust Account until a business combination or liquidation of NAAC has occurred. These provisions cease to apply once the Business Combination is consummated and are therefore not included in the Proposed Organizational Documents.
Resolution
The full text of the resolution to be passed is as follows:
“RESOLVED, as a special resolution, that the material changes from the Existing Organizational Documents to the Proposed Organizational Documents as described in Proposals 3A-H in the proxy statement/prospectus be and are hereby approved and adopted.”
Vote Required for Approval
The approval of each of the Advisory Organizational Documents Proposals, each of which is a non-binding advisory vote, will be sought as an special resolution under Cayman Islands law, being the affirmative vote of at least two-thirds of the Ordinary Shares of NAAC represented in person or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting of NAAC. Abstentions and broker non-votes, while considered present for purposes of establishing quorum, will not count as a vote cast at the extraordinary general meeting. Accordingly, failure to vote in person or by proxy at the extraordinary general meeting or an abstention from voting will have no effect on the outcome of the vote on the Advisory Organizational Documents Proposals.
The Advisory Organizational Documents Proposals are not conditioned on the approval of any other Proposal at the extraordinary general meeting.
As discussed above, the Advisory Organizational Documents Proposals are advisory votes and therefore are not binding on NAAC or the NAAC Board. Accordingly, regardless of the outcome of the non-binding advisory vote on the Advisory Organizational Documents Proposals, NAAC intends that the Proposed Organizational Documents will take effect upon the SPAC Merger Closing (assuming approval of the Organizational Documents Proposal).

Recommendation of the NAAC Board
THE NAAC BOARD RECOMMENDS THAT NAAC SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE ADVISORY ORGANIZATIONAL DOCUMENTS PROPOSALS.

PROPOSAL NO. 4 — THE NASDAQ PROPOSAL
Overview
Assuming the Business Combination Proposals are approved, NAAC’s shareholders are also being asked to approve (a) the issuance of up to 115,512,500 shares of New Holdco Common Stock in connection with the Share Acquisition, and (b) the issuance and sale of 11,698,750 shares of New Holdco Common Stock in the PIPE Financing, which will occur substantially concurrently with, and is contingent upon, the consummation of the Share Acquisition.
Why NAAC Needs Shareholder Approval
NAAC is seeking shareholder approval in order to comply with Nasdaq Listing Rules 5635(a), (b) and (d).
Under Nasdaq Listing Rule 5635(a), shareholder approval is required prior to the issuance of securities in connection with the acquisition of another company if such securities are not issued in a public offering and (A) have, or will have upon issuance, voting power equal to or in excess of 20% of the voting power outstanding before the issuance of common stock (or securities convertible into or exercisable for common stock) or (B) the number of shares of common stock to be issued is or will be equal to or in excess of 20% of the number of shares of common stock outstanding before the issuance of the stock or securities. NAAC will issue shares representing 20% or more of the number of outstanding ordinary shares of NAAC prior to the issuance, or 20% or more of its voting power prior to the issuance, pursuant to the Business Combination Agreement and the PIPE Financing.
Under Nasdaq Listing Rule 5635(b), shareholder approval is required prior to the issuance of securities when the issuance or potential issuance will result in a change of control of the registrant.
Under Nasdaq Listing Rule 5635(d), shareholder approval is required for a transaction other than a public offering involving the sale, issuance or potential issuance by an issuer of common stock (or securities convertible into or exercisable for common stock) at a price that is less than the lower of: (i) the Nasdaq official closing price immediately preceding the signing of the binding agreement; or (ii) the average Nasdaq official closing price of the common stock for the five trading days immediately preceding the signing of the binding agreement if the number of shares of common stock to be issued is or may be equal to 20% or more of the common stock, or 20% or more of the voting power, outstanding before the issuance.
Effect of Proposal on Current Shareholders
If the Nasdaq Proposal is adopted, up to an aggregate of 127,211,250 shares of New Holdco Common Stock may be issued in connection with the Share Acquisition and the PIPE Financing.
The issuance of the shares of New Holdco Common Stock described above would result in significant dilution to NAAC’s shareholders, and result in NAAC’s shareholders having a smaller percentage interest in the voting power, liquidation value, and aggregate book value of NAAC.
Resolution
The full text of the resolution to be passed is as follows:
“RESOLVED, as an ordinary resolution, that, for the purposes of complying with the applicable Nasdaq listing rules, the issuance of shares of New Holdco Common Stock pursuant to the Business Combination Agreement and to the PIPE Financing be confirmed, ratified and approved in all respects.
Vote Required for Approval
Approval of the Nasdaq Proposal will be sought as an ordinary resolution under Cayman Islands law, being the affirmative vote of the holders of a majority of the Ordinary Shares of NAAC represented in person or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting of NAAC. Abstentions and broker non-votes, while considered present for purposes of establishing a quorum, will not count as a vote cast at the extraordinary general meeting. Accordingly, failure to vote in person or by proxy at the extraordinary general meeting or an abstention from voting will have no effect on the outcome of the vote on the Nasdaq Proposal.
The Nasdaq Proposal is conditioned on the approval of each of the other Condition Precedent Proposals. Therefore, if each of the other Condition Precedent Proposals is not approved, the Nasdaq Proposal will have no effect, even if approved by holders of the Ordinary Shares.
Recommendation of the NAAC Board
THE NAAC BOARD RECOMMENDS THAT NAAC SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE NASDAQ PROPOSAL.

PROPOSAL NO. 5 — THE INCENTIVE PLAN PROPOSAL
Overview
NAAC is asking its shareholders to approve the New Holdco RSU/PSU 2022 Incentive Plan (the “Incentive Plan”) and the material terms thereunder.
The Incentive Plan is described in more detail below. A copy of the Incentive Plan is attached to this proxy statement/prospectus as Annex D.
The Incentive Plan
The purpose of the Incentive Plan is to enhance New Holdco’s ability to attract and retain highly qualified officers, non-employee members of the Board, key employees, consultants and advisors, and to motivate such officers, non-employee members of the Board, key employees, consultants and advisors to serve New Holdco and its Affiliates and to expend maximum effort to improve the business results and earnings of New Holdco, by providing to such persons an opportunity to acquire or increase a direct proprietary interest in the operations and future success of New Holdco.
Description of the Material Features of the Incentive Plan
This section summarizes certain principal features of the Incentive Plan. The summary is qualified in its entirety by reference to the complete text of the Incentive Plan.
Eligibility and Administration
Employees, officers, non-employee members of the Board, consultants or advisors of New Holdco or an Affiliate will be eligible to receive awards under the Incentive Plan. Following the Business Combination, New Holdco is expected to have approximately 685 employees, four officers, and three non-employee directors who will be eligible to receive awards under the Incentive Plan.
Following the Business Combination, the Incentive Plan will be administered by the New Holdco Board, which may delegate its duties and responsibilities to one or more committees of New Holdco’s directors and/or officers (referred to collectively as the plan administrator), subject to the limitations imposed under the Incentive Plan, Section 16 of the Exchange Act, stock exchange rules and other applicable laws. The plan administrator will have the authority to take all actions and make all determinations under the Incentive Plan, to interpret the Incentive Plan and award agreements and to adopt, amend and repeal rules for the administration of the Incentive Plan as it deems advisable. The plan administrator will also have the authority to determine which eligible service providers receive awards, grant awards and set the terms and conditions of all awards under the Incentive Plan, including any vesting and vesting acceleration provisions, subject to the conditions and limitations in the Incentive Plan.
Shares Available for Awards
The initial aggregate number of shares of New Holdco Common Stock that will be available for issuance under the Incentive Plan will be 2,000,000. Shares of Common Stock forfeited, terminated or cancelled for any reason without issuance of such shares, including an award that is settled in cash or shares underlying an award that are surrendered or tendered to New Holdco to cover taxes, shall be available for future grant under the Incentive Plan.
Shares issued under the Incentive Plan may consist in whole or in part of authorized but unissued shares, treasury shares, or shares purchased on the open market or otherwise, all as determined by New Holdco from time to time.
Any award settled in cash shall not be counted as shares of Common Stock for any purpose under the Incentive Plan. If any award under the Incentive Plan expires, or is terminated, surrendered or forfeited, in whole or in part, the unissued shares of Common Stock covered by such Award shall again be available for the grant of awards under the Incentive Plan. If shares of Common Stock issued pursuant to the Incentive Plan are repurchased by, or are surrendered or forfeited to, New Holdco at no more than cost, such shares of Common Stock shall again be available for the grant of awards under the Incentive Plan. If shares of Common Stock issuable upon vesting or settlement of an award, or shares of Common Stock owned by a grantee (which are not subject to any pledge or other security interest), are surrendered or tendered to New Holdco in payment of any taxes required to be withheld in respect of an award, in each case, in accordance with the terms and conditions of the Incentive Plan and any applicable award agreement, such surrendered or tendered shares of Common Stock shall again become available for issuance under the Incentive Plan. In addition, in the case of any substitute award, such substitute award shall not be counted against the number of shares reserved under the Incentive Plan.
Awards
The Incentive Plan provides for the grant of restricted stock units (or RSUs) and Performance Stock Units or PSUs. All awards under the Incentive Plan will be evidenced by written award agreements, which will detail the terms and conditions of awards, including any applicable vesting and payment terms. Awards other than cash awards generally will be settled in shares of New Holdco Common Stock, but the applicable award agreement may provide for cash settlement of any award. A brief description of each award type follows.
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RSUs.   RSUs are contractual promises to deliver shares of New Holdco Common Stock in the future, which may also remain forfeitable unless and until specified conditions are met and may be accompanied by the right to receive the equivalent value of dividends paid on shares of common stock prior to the delivery of the underlying shares (i.e., dividend equivalent rights). The plan administrator may provide that the delivery of the shares underlying RSUs will be deferred on a mandatory basis or at the election of the participant. RSUs may be settled in cash and/or shares, as determined by the plan administrator. The terms and conditions applicable to RSUs will be determined by the plan administrator, subject to the conditions and limitations contained in the Incentive Plan.

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PSUs.   PSUs are RSUs conditioned on attainment of specific performance goals that are established by the plan administrator and relate to one or more performance criteria on a specified date or dates determined by the plan administrator. The performance criteria that may be used to establish performance goals include, but are not limited to, the following: net sales; revenue; revenue growth or product revenue growth; operating income (before or after taxes); pre-or after-tax income (before or after allocation of corporate overhead and bonuses; net earnings; earnings per share; net income (before or after taxes); return on equity; total shareholder return; return on assets or net assets; appreciation in and/or maintenance of, share price; market share; gross profits; earnings (including earnings before taxes, earnings before interest and taxes or earnings before interest, taxes depreciation and amortization); economic value-added models or equivalent metrics; comparisons with various stock market indices; reduction in costs; cash flow or cash flow per share (before or after dividends); return on capital (including return on total capital or return on invested capital; cash flow return on investment; improvement in or attainment of expense levels or working capital levels; operating margins; gross margins or cash margin; year-end cash; debt reductions; shareholder equity; regulatory performance; implementation, completion or attainment of measurable objectives with respect to research, development, products or projects and recruiting and maintaining personnel.

Certain Transactions
In the event of any change in the stock effected without receipt of consideration by New Holdco, whether through merger, consolidation, reorganization, reincorporation, recapitalization, reclassification, stock dividend, stock split, reverse stock split, split-up, split-off, spin-off, combination of shares, exchange of shares, or similar change in the capital structure of New Holdco, or in the event of payment of a dividend or distribution to the stockholders of New Holdco in a form other than stock (excepting normal cash dividends) that has a material effect on the fair market value of shares of stock, appropriate and proportionate adjustments shall be made in the number and class of shares subject to the Incentive Plan and to any outstanding awards in order to prevent dilution or enlargement of grantees’ rights under the Incentive Plan. For purposes of the foregoing, conversion of any convertible securities of New Holdco shall not be treated as “effected without receipt of consideration by New Holdco.” If a majority of the shares which are of the same class as the shares that are subject to outstanding awards are exchanged for, converted into, or otherwise become (whether or not pursuant to a Change in Control) shares of another corporation, the Board may unilaterally amend the outstanding awards to provide that such awards are for the new shares.
The administrator of the Incentive Plan may provide for any one or more of the following in connection with a Change in Control (as defined in the Incentive Plan): (a) a full or partial acceleration of the vesting and/or settlement of each or any outstanding award and shares acquired pursuant thereto; (b) the surviving, continuing, successor, or purchasing corporation or other business entity or parent thereof, as the case may be to assume or continue New Holdco’s rights and obligations under each or any award or portion thereof outstanding immediately prior to the Change in Control or substitute for each or any such outstanding award or portion thereof a substantially equivalent award; (c) determine that each or any award or a portion thereof outstanding immediately prior to the Change in Control and not previously exercised or settled shall be canceled in exchange for a payment with respect to each vested share of stock subject to such canceled award in (i) cash, (ii) stock of New Holdco or of a corporation or other business entity a party to the Change in Control, or (iii) other property which, in any such case, shall be in an amount having a fair market value equal to the fair market value of the consideration to be paid per share of stock in the Change in Control, under such award.
Plan Amendment and Termination
The New Holdco Board may amend or terminate the Incentive Plan at any time; however, no amendment, other than an amendment that increases the number of shares available under the Incentive Plan, may materially and adversely affect an award outstanding under the Incentive Plan without the consent of the affected participant, and stockholder approval will be obtained for any amendment to the extent necessary to comply with applicable laws. The Incentive Plan will remain in effect until the tenth anniversary of the date the New Holdco Board approves the Incentive Plan, unless earlier terminated. No awards may be granted under the Incentive Plan after its termination.
Transferability
Awards under the Incentive Plan are generally non-transferrable, except by will or the laws of descent and distribution, or, subject to the plan administrator’s consent, pursuant to a domestic relations order, and are generally exercisable only by the participant.
Right of First Refusal.
Prior to the registration of its Common Stock under the Exchange Act, in the event that the holder desires to sell or otherwise transfer all or any part of his stock issued pursuant to awards, such holder shall first give written notice to New Holdco. At any time within 30 days after the receipt of such notice by New Holdco, New Holdco or its assigns may elect to purchase all or any portion of the shares to be transferred by the holder on the terms specified in the notice. New Holdco or its assigns shall exercise this right by mailing or delivering written notice to the holder within the foregoing 30-day period. In the event that New Holdco does not elect to exercise such purchase right, or in the event that New Holdco does not pay the full purchase price within a 45-day period, the holder may, within 60 days thereafter, sell the shares to the proposed transferee and at the same price and on the same terms as specified in the holder’s notice. Any stock issued pursuant to awards, purchased by such proposed transferee shall no longer be subject to the terms of the Incentive Plan.
Right of Repurchase.
Prior to the registration of its Common Stock under the Exchange Act, in the case of any grantee whose termination as an employee or service provider of New Holdco is for cause or in the case of any grantee whose actions prior to or following his or her termination would have constituted grounds for cause in the New Holdco Board’s reasonable determination, New Holdco shall have the right, exercisable at any time and from time to time thereafter, to repurchase from the grantee any shares of Common Stock issued to such grantee under the Incentive Plan for the purchase price paid by the grantee for such shares of Common Stock (or the fair market value of such Common Stock at the time of repurchase, if lower).

Market Standoff Requirement.
In connection with any underwritten public offering of its Common Stock and upon the request of New Holdco or the underwriters managing such offering, grantees shall not be permitted to sell, make any short sale of, loan, grant any option for the purchase of, or otherwise directly or indirectly dispose of any Common Stock delivered under the Incentive Plan (other than those shares of Common Stock included in the offering) without the prior written consent of New Holdco or such underwriters, as the case may be, for such period of time (not to exceed 180 days) from the effective date of the registration statement with respect to such offering as may be requested by New Holdco or such managing underwriters and to execute an agreement reflecting the foregoing as may be requested by the underwriters in connection with such offering.
Withholding
With regard to tax withholding obligations arising in connection with awards under the Incentive Plan, the plan administrator may, in its discretion, require the participant to make a payment to New Holdco or an Affiliate, as the case may be, of any amount that New Holdco or the Affiliate may reasonably determine to be necessary to satisfy such withholding obligation. Subject to the prior approval of New Holdco or the Affiliate, which may be withheld by New Holdco or the Affiliate, as the case may be, New Holdco may, in its sole discretion, provide that the participant may elect to satisfy such obligations, in whole or in part, (i) by causing New Holdco or an Affiliate to withhold the minimum required number of shares otherwise issuable to the participant as may be necessary to satisfy such withholding obligation or (ii) by delivering to New Holdco or an Affiliate shares already owned by the participant. The shares so delivered or withheld shall have an aggregate Fair Market Value equal to such withholding obligations.
Material U.S. Federal Income Tax Consequences Relating to the Incentive Plan
The following is a general summary under current law of the principal United States federal income tax consequences related to awards under the Incentive Plan. This summary deals with the general federal income tax principles that apply and is provided only for general information. Some kinds of taxes, such as state, local and foreign income taxes and federal employment taxes, are not discussed. This summary is not intended as tax advice to participants, who should consult their own tax advisors.
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A participant generally will not recognize taxable income and we generally will not be entitled to a tax deduction upon the grant of RSUs or PSUs. Upon the settlement of RSUs or PSUs, the participant will generally recognize taxable income at ordinary income tax rates, and we should be entitled to a corresponding tax deduction for compensation expense, in the amount paid to the participant, subject to any limitations pursuant to Section 162(m) of the Internal Revenue Code. Upon the receipt of shares in settlement of an RSU or a PSU, the participant will take a tax basis in such shares equal to the fair market value thereof on the date of delivery, and the participant’s holding period will commence on a date of delivery. Upon the subsequent disposition of such shares, the participant will recognize a short-term or long-term capital gain or loss in the amount of the difference between the sales price of the shares and the participant’s tax basis in the shares.

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Under Section 162(m) of the Internal Revenue Code, income tax deductions of publicly-traded companies may be limited to the extent total compensation (including, without limitation, base salary, annual bonus, stock option exercises, payments with respect to stock units, and restricted stock vesting) for certain current or former executive officers exceeds $1 million in any one taxable year. Prior to the Tax Cuts and Jobs Act or TCJ Act, the deduction limit did not apply to certain “performance-based” compensation established by an independent compensation committee which conformed to certain restrictive conditions stated under the Code and related regulations. As part of the TCJ Act, the ability to rely on this qualified “performance-based” compensation exception was eliminated.

Section 409A of the Code
Section 409A generally provides that if a nonqualified deferred compensation plan or arrangement fails to comply with certain requirements, compensation deferred under that plan or arrangement must be included in the service provider’s taxable income at the first time the deferred amount is no longer subject to a substantial risk of forfeiture. If a non-exempt deferral arrangement fails to meet the specified requirements under Section 409A, or an exception thereto, including but not limited to the short-term deferral exception, the service provider’s taxable event occurs when the deferred compensation “vests,” regardless of when the deferred amounts are actually paid. Income attributable to a non-exempt deferral arrangement that fails to satisfy the requirements of Section 409A is also subject to (1) a penalty tax of 20% (which is in addition to the service provider’s regular income taxes) and (2) an interest toll-charge.
Awards granted under the Incentive Plan are intended to either comply with or be exempt from Section 409A of the Internal Revenue Code. Failure to satisfy the applicable requirements of Section 409A of the Internal Revenue Code for awards considered deferred compensation would result in the acceleration of income and additional income tax liability to the recipient, including certain penalties. The Incentive Plan and awards under the Incentive Plan are intended to be designed and administered so that any awards under the Incentive Plan that are considered to be deferred compensation will not give rise to any negative tax consequences to the recipient under these provisions.
Registration with the SEC
If the Incentive Plan is approved by NAAC’s shareholders, New Holdco intends to file a registration statement on Form S-8 registering the shares reserved for issuance under the Incentive Plan in connection with the consummation of the Business Combination.

PROPOSAL NO. 6 — THE ADJOURNMENT PROPOSAL
Overview
The Adjournment Proposal, if adopted, will allow the NAAC Board to adjourn the extraordinary general meeting to a later date or dates, if necessary or appropriate, to permit further solicitation and vote of proxies. The Adjournment Proposal will only be presented to NAAC’s shareholders in the event that there are insufficient votes for, or otherwise in connection with, the approval of the Business Combination Proposals, the Organizational Documents Proposal, the Advisory Organizational Documents Proposals, the Nasdaq Proposal, or the Incentive Plan Proposal. If NAAC’s shareholders approve the Adjournment Proposal, NAAC may adjourn the extraordinary general meeting and any adjourned session of the extraordinary general meeting and use the additional time to solicit additional proxies, including the solicitation of proxies from shareholders who have voted previously.
Consequences if the Adjournment Proposal is Not Approved
If the Adjournment Proposal is not approved by NAAC shareholders, the NAAC Board may not be able to adjourn the extraordinary general meeting to a later date in the event that there are insufficient votes for, or otherwise in connection with, the approval of the Business Combination Proposals, the Organizational Documents Proposal, the Advisory Organizational Documents Proposals, the Nasdaq Proposal, or the Incentive Plan Proposal.
Resolution
The full text of the resolution to be passed is as follows:
“RESOLVED, as an ordinary resolution, that the adjournment of the extraordinary general meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for the approval of one or more Proposals at the extraordinary general meeting.”
Vote Required for Approval
The Adjournment Proposal is not conditioned on the approval of any other Proposal at the extraordinary general meeting.
The approval of the Adjournment Proposal requires an ordinary resolution, being the affirmative vote of the holders of a majority of the Ordinary Shares of NAAC represented in person or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting of NAAC. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the extraordinary general meeting. Accordingly, failure to vote in person or by proxy at the extraordinary general meeting or an abstention from voting will have no effect on the outcome of the vote on the Adjournment Proposal.
Recommendation of the NAAC Board
THE NAAC BOARD RECOMMENDS THAT NAAC SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE ADJOURNMENT PROPOSAL.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF TELESIGN
In the following Management’s Discussion and Analysis, the term “TeleSign” is used to refer to Torino Holding Corp. and its consolidated subsidiaries, or TeleSign Inc., as the context requires. The following discussion and analysis of the financial condition and results of operations should be read together with TeleSign’s audited consolidated annual financial statements, together with related notes thereto, included elsewhere in this proxy statement/prospectus. The discussion and analysis should also be read together with the section of this proxy statement/prospectus entitled “Information About TeleSign” and the unaudited pro forma condensed combined financial information for the year ended December 31, 2021 (in the section of this proxy statement/prospectus entitled “Unaudited Pro Forma Condensed Combined Financial Information”). The following discussion contains forward-looking statements that involve risks, uncertainties, and assumptions. See the section entitled “Cautionary Note Regarding Forward-Looking Statements.” Actual results and timing of selected events may differ materially from those anticipated in the forward-looking statements as a result of various factors, including those set forth under the section entitled “Risk Factors — Risks Related to TeleSign’s Business and Industry” or elsewhere in this proxy statement/prospectus.
Overview
TeleSign is an authentication and digital identity service provider. Its mission is to foster trust online —  to connect, protect, and defend online platforms and experiences with sophisticated digital identity and communications solutions. By continuously assessing digital identity signals at key moments and interactions for its enterprise customers, TeleSign empowers organizations to block potentially fraudulent interactions and more accurately verify their users’ identity. In addition to helping enterprises, TeleSign helps consumers securely engage with their preferred digital platforms and reduces risks inherent in the digital world.
Founded in 2005, TeleSign is redefining the way the largest brands in the world securely engage with their users by delivering solutions that facilitate trust between enterprises and their customers. A pioneer in communications services for security and authentication use cases since its inception, and later expanding into digital identity, TeleSign excels at helping its customers detect, prevent, and combat online account and telecommunications fraud. TeleSign has been serving enterprise clients over 15 years in a multitude of industry verticals with a strong presence in e-commerce, technology, software and social media by connecting companies with end consumers and protecting the end consumers’ online experiences.
TeleSign provides solutions for security, authentication, fraud detection, compliance and reputation scoring through its easy-to-integrate application programming interfaces or APIs. TeleSign’s products and services portfolio uniquely combines digital identity services with global communications capabilities to help enterprises connect, protect and engage with their customers, while assisting those customers in securely engaging with their preferred digital platforms. TeleSign organizes the previously discussed portfolio of services into two operating segments: digital identity and communication. The two operating segments serve as the basis for TeleSign allocating resources and making key operational decisions.
TeleSign supports 8 of the 10 world’s largest digital enterprises, including Microsoft and Amazon who together represented     % of TeleSign’s revenue for the year ended on December 31, 2021, and as it consistently grows its customer base, it continues to successfully expand its existing customers’ adoption of its platform. TeleSign’s average net revenue retention rate was 128%, 162%, and 150% for the years ended December 31, 2021, 2020, and 2019, respectively. Approximately 26% of revenue growth between 2019 and 2020 was driven by transaction volume from a large customer who was still ramping to run rate volumes.
TeleSign has subsidiaries in countries around the world, including TeleSign Holdings, Inc., TeleSign Corporation, TeleSign U.K. Ltd., TeleSign Mobile Ltd., Vokee Applications Ltd., TeleSign Singapore Pte. Ltd., TeleSign (Beijing) Technology Co. Ltd., TeleSign doo, and TeleSign Netherlands B.V. Therefore, TeleSign is exposed to movements in foreign currencies to Dollar exchange rates primarily due to the fluctuations in Euros and Sterling.
TeleSign is headquartered in Marina del Rey, California and has offices in the United Kingdom, Serbia, Singapore, and China.

Key Factors Affecting TeleSign’s Performance
TeleSign believes that its future performance will depend on many factors that present significant opportunities for it but also pose risks and challenges, including those discussed below and in the section of this proxy statement/prospectus entitled “Risk Factors.” For more information regarding business, expansion and competition, please see the section entitled “Business of TeleSign.”
TeleSign Generates a Significant Portion of Its Revenue From Communications Services
TeleSign currently generates revenues principally from Communications services including SMS/Voice Verify, Messaging API, Voice, Number Masking, and Omnichannel for Customer Service. TeleSign believes it has a significant market opportunity and effective strategy to develop its digital identity services that provide Score Service and Phone ID Services. Further investment in core technologies and market penetration with current customers are required to grow digital identity services revenue. TeleSign will continue to pursue growth in the digital identity segment as it generates higher gross margin.
Acquiring New Customers
TeleSign’s results of operations and growth depends in part on its ability to attract new customers and it believes there is a significant opportunity to grow its customer base. To date, TeleSign has primarily relied on its marketing efforts, direct sales, channel partners and alliances, industry recognition and referrals to attract new customers. TeleSign has historically focused on the most sophisticated and largest enterprise customers but is expanding into mid-market and long-tail segments with a lower cost per customer. While TeleSign believes it has a significant market opportunity and an effective go-to-market strategy to win new customers, it will need to continue to invest in partner and alliance leverage, digital marketing, and expand into new markets and new customer segments to maintain or accelerate its customer growth.
Expanding Usage by Existing Customers
TeleSign’s business depends, in part, on the degree to which its land-and-expand strategy is successful. TeleSign’s customers often initially adopt its solutions for a specific use case, and subsequently increase their adoption as they realize the benefits and flexibility of TeleSign’s solutions. TeleSign aims to increase its sales to its existing customers by, among other things, adding digital identity services to the communications services it already provides to many enterprises. TeleSign is well-positioned to cross-sell such additional services to its existing enterprise clients.
Competition
The digital identity and secure Communications markets are intensely competitive, and TeleSign expects competition to increase in the future from established competitors and new market entrants. For further detail, see the section of this proxy statement/prospectus entitled “Business of TeleSign.”
Research and Development
Continued investment in research and development is critical to TeleSign’s business. TeleSign believes research and development efforts are imperative to maintaining and extending its competitive advantage. For further detail, see the section of this proxy statement/prospectus entitled “Business of TeleSign.”
Key Business Metrics
In addition to TeleSign’s financial information, Management reviews a number of operating and financial metrics, including the following key metrics, to evaluate TeleSign’s business, measure TeleSign’s performance, identify trends affecting TeleSign’s business, formulate business plans, and make strategic decisions.
As a result, in addition to presenting financial measures in accordance with accounting principles generally accepted in the United States of America or GAAP, Management’s discussion contains references to direct margin, adjusted EBITDA and constant currency financial information, which are both non-GAAP financial measures. The direct margin and constant currency financial information presented herein should not be considered a substitute for, or superior to, the measures of financial performance prepared in accordance with GAAP. Reconciliations between constant currency, direct margin, and adjusted EBITDA financial information and the most directly comparable GAAP measure are included where applicable.
Direct Margin
TeleSign’s Chief Executive Officer and leadership team review financial information on a consolidated basis and review direct margin by operating segment for purposes of allocating resources and evaluating financial performance. Direct margin is defined as the difference between total revenue and direct costs of revenue, which include data processing fees on public cloud platforms, data acquisition costs, and communications termination fees. Please see “Components of Results of Operations” for the explanation on the difference of direct vs indirect margin and Note 13 included in the section of this proxy statement/prospectus entitled “Torino Holding Corp. Audited Consolidated Financial Statements and Notes as of, and for the Years Ended December 31, 2020 and December 31, 2019.”
Year Ended December 31, 2021
	Digital Identity	Communications	Total
(In thousands)
Gross Profit	$	$	$
Total revenue
Direct costs of revenues
Direct margin
Direct margin as a percentage of Total revenue
Indirect costs of revenues
	Year Ended December 31, 2020
	Digital Identity	Communications	Total
		(In thousands)
Total revenue	$26,266	$287,432	$313,698
Direct costs of revenues	2,545	222,153	224,698
Direct margin	23,721	65,279	89,000
Direct margin as a percentage of Total revenue	90.3%	22.7%	28.4%
Indirect costs of revenues			5,136
Gross Profit			$83,864
	Year Ended December 31, 2019
	Digital Identity	Communications	Total
		(In thousands)
Total revenue	$18,807	$181,288	$200,095
Direct costs of revenues	1,827	130,796	132,623
Direct margin	16,980	50,492	67,472
Direct margin as a percentage of Total revenue	90.3%	27.9%	33.7%
Indirect costs of revenues			4,423
Gross Profit			$63,049
Constant Currency
As a multinational enterprise, TeleSign is exposed to changes in foreign currency exchange rates. The translation of the operations of TeleSign’s foreign-based entities from their local currencies into U.S. dollars is sensitive to changes in foreign currency exchange rates and can have a significant impact on our reported financial results. The majority of TeleSign’s transactions occur in Dollars, Euros, Sterling, and Dinar, with material expenditures occurring in Euros.
To calculate gross profit on a constant currency basis, transactions that occurred during the current fiscal year that were denominated in Euro or Sterling are translated into U.S. dollars at the average rates used during the comparable period of the prior fiscal year. TeleSign presents constant currency information to provide investors with a basis to evaluate how its underlying business performed exclusive of the effects of foreign currency exchange rate fluctuations for currencies that most materially affect gross profit. This information is consistent with how management views TeleSign’s gross profit and evaluates operating performance and trends.
	Year Ended December 31,
	2021	2020	% Change	2020	2019	% Change
	(In thousands except for percentages)
Gross profit	$	$83,864		$83,864	$63,049	33%
Conversion impact of U.S. Dollar/other currencies		—		3,208	—
Gross profit on a constant currency basis	$	$83,864		$87,072	$63,049	38%
Adjusted EBITDA
We define Adjusted EBITDA as net income adjusted for income tax provision, depreciation and amortization, acquisition transaction costs, litigation costs, and other non-operating (income) and expense, net.
Adjusted EBITDA is not a presentation made in accordance with GAAP, and our use of the term Adjusted EBITDA may vary from the use of similarity titled measures by others in our industry due to the potential inconsistencies in the method of calculation and differences due to items subject to interpretation. We believe the presentation of Adjusted EBITDA provides more useful information to management and investors regarding financial and business trends related to our results of operations and that when non-GAAP financial information is viewed with GAAP financial information, investors are provided with a more meaningful understanding of our ongoing operating performance.
Adjusted EBITDA should not be considered as alternative to net income, operating income, or any other performance measures derived in accordance with GAAP as measure of operating performance. Adjusted EBITDA has important limitations as an analytical tool and should not be considered in isolation or as a substitute for analysis of our results as reported under GAAP.
Reconciliation of net income to Adjusted EBITDA:
	Year Ended December 31,
	2021	2020	2019
Net income		$18,766	$16,008
Income tax provision		4,704	4,124
Depreciation and amortization		5,127	4,476
Acquisition transaction costs		101	—
Litigation costs		3,939	486
Other non-operating (income) and expense, net(1)		(573)	554
Adjusted EBITDA	$—	$32,064	$25,648

(1)
Other non-operating (income) and expense, net, consists of gain/loss from foreign currency exchange rates and gains on the disposal of assets.

Impact of COVID-19
The ongoing novel coronavirus (“COVID-19”) pandemic and efforts to mitigate its impact have significantly curtailed the movement of people, goods and services worldwide, including in the geographic areas or verticals in which TeleSign conducts its business operations and from which it generates its revenue. It has also caused societal and economic disruption and financial market volatility, resulting in business shutdowns, and reduced business activity. The COVID-19 pandemic may cause TeleSign to continue to experience volatility, especially relating to industries severely affected by the pandemic in its business in the future.
In the longer term, TeleSign expects some positive impacts on its business as a result of the COVID-19 pandemic. TeleSign believes the COVID-19 pandemic has accelerated the trend of enterprises pursuing digital transformation initiatives in order to remain competitive, with identity being a key enabler of such transformation. Further, the COVID-19 pandemic has led to a rapid expansion of digital identities, as more consumer transactions are being undertaken over the internet and more employees are working remotely. TeleSign believes that these impacts of the COVID-19 pandemic will benefit its business in the future.
The COVID-19 pandemic has also driven some temporary cost savings to TeleSign’s business. It has experienced slower growth in certain operating expenses due to reduced business-related travel, deferred hiring for some positions and the cancellation of in-person customer and employee events. TeleSign does not yet have visibility into the full impact that the COVID-19 pandemic will have on its future business or results of operations, particularly if the COVID-19 pandemic continues and persists for an extended period of time. Given the uncertainty, TeleSign cannot reasonably estimate the impact on its future financial condition, results of operations or cash flows. See the section titled “Risk Factors — Risks Related to TeleSign’s Business and Industry” for more information regarding risks related to the COVID-19 pandemic.
Components of Results of Operations
The discussion below provides an overview of each of the material components of TeleSign’s results of operations. For further detail, see the section of this proxy statement/prospectus entitled “Torino Holding Corp. Audited Consolidated Financial Statements and Notes as of, and for the Years Ended December 31, 2020 and December 31, 2019.”
Revenue
TeleSign generates revenues from its digital identity and communication services — both of which are mainly transaction-based segments. TeleSign’s contracts are evidenced primarily by fully executed Master Service Agreements or MSAs that define the terms and price of service. The term of such MSAs for revenue recognition purposes under GAAP are typically 30, 60, or 90 days.
As part of the MSA, TeleSign’s customers elect a subset of services from the digital identity and communication offerings. TeleSign is then obligated to make such services available as and when needed by the customer during the duration of the contract. These contracts contain both fixed and variable pricing components. Revenue is recognized upon transfer of control of promised products or services to customers in an amount that reflects the consideration that TeleSign expects to receive in exchange for those products or services.
Cost of Revenue
TeleSign’s cost of revenues consists primarily of direct fulfillment costs that correspond directly to delivery of digital identity and communication services, such as data processing fees on public cloud platforms, data acquisition costs, and communication termination fees, which are primarily voice and SMS charges. A material portion of these costs of revenue are as a result of an agreement (the “BICS Framework Agreement”) date December 11, 2018 with Belgacom International Carrier Services SA/NV (+”BICS”), the Company’s parent and sole shareholder. TeleSign also includes certain indirect fulfillment, employee, depreciation, and amortization costs within costs of revenues. Factors that influence fluctuations in cost of revenue include product mix being purchased by customers, currency fluctuations, the geography in which our customers transact as well as overall investments within the products. For further detail, see the section of this proxy statement/prospectus entitled “Business of TeleSign”.
Operating Expenses
TeleSign’s operating expenses consist of research and development, sales and marketing and general and administrative expenses. Personnel costs are the most significant component of operating expenses and consist of salaries, benefits, bonuses, payroll taxes and, with regard to sales and marketing expenses, sales commissions.

Research and Development
The Company’s research and development expenses consist primarily of personnel costs to develop and maintain products not otherwise included in cost of revenues as well as non-personnel expenditures that support research and development. Research and development costs are expensed as incurred.
Sales and Marketing
TeleSign’s sales and marketing expenses consist primarily of personnel costs, including sales commissions paid to TeleSign’s sales team. Sales and marketing expenses also include advertising expenses and marketing expenses such as brand marketing, travel expenses, trade shows and marketing materials, and professional services.
General and Administrative
TeleSign’s general and administrative expenses consist primarily of personnel costs associated with TeleSign’s executive, finance, legal, human resources and other administrative personnel, as well as accounting and legal professional services fees, facilities-related costs, and depreciation and amortization of property and equipment and capitalized software costs not related to TeleSign’s platform, and other corporate related expenses.
Other income (expense), net
Other income (expense), net primarily consists of sales, use, and telecommunications taxes and related penalties, gains or losses from foreign currency transactions denominated in a currency other than the functional currency, and interest income. TeleSign expects its exposure to fluctuations in foreign currencies will increase as it continues to expand its business internationally.
Income tax provision
Provision for income taxes consists primarily of income taxes related to U.S. federal and state income taxes and income taxes in foreign jurisdictions in which it conducts business.
Income attributable to common stockholders
Basic income per share attributable to common stockholders is calculated by dividing the net income attributable to common stockholders by the weighted-average number of shares of common stock outstanding for the period. Diluted income per share is calculated by giving effect to all potentially dilutive common stock when determining the weighted average number of common stock outstanding. TeleSign’s diluted income per share is the same as the basic income per share for the years ended December 31, 2021, 2020 and 2019 as there are no potential equity-linked instruments that would have a dilutive effect.
Results of Operations
Results of Operations for the Years Ended December 31, 2021 and 2020
The following discussion and analysis highlights items that affected TeleSign’s results of operations during the years ended December 31, 2021 and 2020, as follows:

	Year Ended December 31,		Change
	2021	2020	$	%
	(unless otherwise specified, in thousands)
Revenue
Communications	$	$287,432	$(287,432)	%
Digital Identity		26,266	(26,266)	%
Total revenue		313,698	(313,698)	%
Cost of Revenue
Cost of revenues		185,097	(185,097)	%
Total cost of revenue		229,834	(229,834)	%
Gross profit		83,864	(83,864)	%
Gross profit as a percentage of total revenue		26.7%
Operating expenses:
Research and development		26,175	(26,175)	%
Sales and marketing		17,290	(17,290)	%
General and administrative		16,967	(16,967)	%
Total operating expenses		60,432	(60,432)	%
Income from operations		23,432	(23,432)	%
Other income (expense), net		38	(38)	%
Income before provision for income taxes		23,470	(23,470)	%
Income tax provision		(4,704)	4,704	%
Net income attributable to common stockholders	$	$18,766	$(18,766)	%
Net income per share attributable to common stockholders, basic and diluted	$	$187,664	$(187,664)	%
Revenue
Total revenue          by $313.7 million or    % from $313.7 million during the year ended December 31, 2020 to $      million during the year ended December 31, 2021, primarily due to a $     million increase in         . This            was primarily due to            .
Communications revenues increased            by $287.4 million or    % from $287.4 million during the year ended December 31, 2020 to $      million during the year ended December 31, 2021. This was driven by price increases, and underlying unit volume growth in certain high-cost geographies offset by volume declines in other lower cost geographies.
Digital identity revenues           by $26.3 million or    % from $26.3 million during the year ended December 31, 2020 to $      million during the year ended December 31, 2021. This               was primarily due to            higher unit volumes among both new and existing customers. Across both product lines, unit volumes increased by     % year-over-year.
Cost of Revenue and Gross Profit
Cost of revenue            by $229.8 million or    % in 2021 compared to 2020, primarily due to           .
Gross profit            from $83.9 million in 2020 to $      in 2021. The              in gross profit was due to            .
Operating Expenses
Research and development expenses            $26.2 million, or    %, in 2021 compared to 2020. The increase was primarily due to           . The increase was partially offset by a decrease of $      million in travel and meeting expenses because of the COVID-19 pandemic.

Sales and marketing expenses          17.3 million, or    %, in 2021 compared to 2020. The increase was primarily due to           , partially offset by a $      million decrease in marketing and promotional activities and travel-related expenses because of the COVID-19 pandemic.
General and administrative expenses            $17.0 million, or    %, in 2021 compared to 2020. The increase was primarily due to           . This increase was partially offset by a decrease of $      million in travel and meeting expenses because of the COVID-19 pandemic.
Other income (expense), net
Other income (expense), net changed from $     million during the year ended December 31, 2020 to $      during the year ended December 31, 2021, primarily due to           .
Provision for income taxes
The provision for income taxes            by $4.7 million or    % during the year ended December 31, 2021 as compared to the year ended December 31, 2020, primarily due to           .
Results of Operations for the Years Ended December 31, 2020 and 2019
The following discussion and analysis highlights items that affected TeleSign’s results of operations during the years ended December 31, 2020 and 2019, as follows:
	Year Ended December 31,		Change
	2020	2019	$	%
	(unless otherwise specified, in thousands)
Revenue
Communications	$287,432	$181,288	$106,144	59%
Digital Identity	26,266	18,807	7,459	40%
Total revenue	313,698	200,095	113,603	57%
Cost of Revenue
Cost of revenues	229,834	137,046	92,788	68%
Total cost of revenue	229,834	137,046	92,788	68%
Gross profit	83,864	63,049	20,815	33%
Gross profit as a percentage of total revenue	26.7%	31.5%
Operating expenses:
Research and development	26,175	19,308	6,867	36%
Sales and marketing	17,290	12,185	5,105	42%
General and administrative	16,967	10,514	6,453	61%
Total operating expenses	60,432	42,007	18,425	44%
Income from operations	23,432	21,042	2,390	11%
Other income (expense), net	38	(910)	948	(104)%
Income before provision for income taxes	23,470	20,132	3,338	17%
Income tax provision	(4,704)	(4,124)	(580)	14%
Net income attributable to common stockholder	$18,766	$16,008	$2,758	17%
Net income per share attributable to common stockholder, basic and diluted	$187,664.04	$160,081.74	$27,582.30	17%
Revenue
Total revenue increased by $113.6 million or 57% from $200.1 million during the year ended December 31, 2019 to $313.7 million during the year ended December 31, 2020, driven by a strong increase in transaction volume.

Communications revenues increased by $106.1 million or 59% from $181.3 million during the year ended December 31, 2019 to $287.4 million during the year ended December 31, 2020. Digital identity revenues increased by $7.5 million or 40% from $18.8 million during the year ended December 31, 2019 to $26.3 million during the year ended December 31, 2020. These increases were primarily driven by an 8.1 billion or 63% increase in customer transaction volume, primarily from existing customers, as well as an increase in rates. These increases were partially offset by a decrease in price per transaction.
Cost of Revenue and Gross Profit
Cost of revenue increased by $92.8 million, or 68% , in 2020 compared to 2019, primarily due to transaction volume increases consistent with revenue increases as well as increase in average communication termination charges.
Gross profit increased from $63.0 million in 2019 to $83.9 million in 2020. The increase in gross profit was due to an increase of 63% in transaction volume which was partially offset by pricing pressure on both cost and revenue.
Operating Expenses
Research and development expenses increased $6.9 million, or 36%, in 2020 compared to 2019. The increase was primarily due to a $4.6 million increase in employee headcount, a $2.0 million increase in Data Center expenses, and a $1.5 million increase in service charges to BICS, driven by a strong increase in transaction volume and general growth in the business. The increase was partially offset by a decrease of $0.5 million in travel and meeting expenses due to the COVID-19 pandemic, $0.5 million in professional service fees, and other miscellaneous costs of $0.3 million.
Sales and marketing expenses increased $5.1 million, or 42%, in 2020 compared to 2019. The increase was primarily due to an increase in employee headcount and $0.4 million in marketing costs. The increase was partially offset by a decrease of $0.4 million in travel-related expenses due to the COVID-19 pandemic.
General and administrative expenses increased $6.5 million, or 61%, in 2020 compared to 2019. The increase was primarily due to an increase of $2.9 million in a litigation settlement, $2.3 million in professional services, $1.7 million due to an increase in employee headcount, and $0.6 million in facilities expenses. This increase was partially offset by a decrease of $0.8 million in travel and meeting expenses due to the COVID-19 pandemic and $0.3 million in other miscellaneous costs.
Other income (expense), net
Other income (expense), net decreased from $(0.9) million during the year ended December 31, 2019 to $0.4 million during the year ended December 31, 2020, primarily due to fluctuations in foreign currency exchange rates. This decrease was partially offset by an increase in other taxes.
Provision for income taxes
The provision for income taxes increased by $(0.6) million or 14% during the year ended December 31, 2020 as compared to the year ended December 31, 2019, primarily due to a corresponding increase in taxable income.

Liquidity and Capital Resources
As of December 31, 2021, TeleSign’s principal sources of liquidity were       .
	For the year ended December 31,		Change
	2021	2020	$	%
	(in thousands except percentages)
Net cash provided by operating activities before changes in operating assets and liabilities	$	$26,915	$(26,915)	%
Net change in operating assets and liabilities		(7,736)	7,736	%
Net cash provided by operating activities		19,179	(19,179)	%
Net cash used in investing activities		(7,924)	7,924	%
Net cash used in financing activities		(28,117)	28,117	%
Effect of exchange rate changes on cash, cash equivalents and restricted cash		42	(42)	%
Net increase (decrease) in cash, cash equivalents and restricted cash	$	$(16,820)	$16,820	%
	For the year ended December 31,		Change
	2020	2019	$	%
	(in thousands except percentages)
Net cash provided by operating activities before changes in operating assets and liabilities	26,915	25,234	1,681	6.7%
Net change in operating assets and liabilities	(7,736)	(10,077)	2,341	(23.2)%
Net cash provided by operating activities	$19,179	$15,157	$4,022	26.5%
Net cash used in investing activities	(7,924)	(4,254)	(3,670)	86.3%
Net cash used in financing activities	(28,117)	—	(28,117)	—%
Effect of exchange rate changes on cash, cash equivalents and restricted cash	42	628	(586)	(93.3)%
Net increase (decrease) in cash, cash equivalents and restricted cash	$(16,820)	$11,531	$(28,351)	(245.9)%
Cash Flows from Operating Activities
During the year ended December 31, 2021, net cash provided by operating activities was $      million, consisting primarily of a net        of $      million. The        was primarily due to     .
During the year ended December 31, 2020, cash provided by operating activities of $26.9 million before changes in operating assets and liabilities was primarily related to higher sales revenue offset by higher operating costs. The 7.7 million decrease in changes in operating assets and liabilities was primarily related to an increase in accounts receivable offset by increases in accrued expenses, deferred revenue and accounts payable, driven by a strong increase in transaction volume and general growth in the business.
During the year ended December 31, 2019, cash provided by operating activities of $25.2 million before changes in operating assets and liabilities was primarily related to higher sales revenue offset by higher operating costs. The $10.1 million decrease in changes in operating assets and liabilities was primarily related to increases in accounts receivable and prepaid expenses offset by increases in accrued expenses and accounts payable.
Cash Flows from Investing Activities
Net cash used in investing activities during the year ended December 31, 2021 of $      million was attributable to           .

Net cash used in investing activities during the year ended December 31, 2020 and 2019 for purchases of property and equipment and capitalized software development costs were contributing factors to the increase in transaction volume and general growth of the business.
Cash Flows from Financing Activities
Cash provided by financing activities during the year ended December 31, 2021 was $      million, primarily as a result of           .
Net cash used by financing activities during the year ended December 31, 2020 was $28.1 million resulting from the issuance of dividends.
During the year ended December 31, 2019, TeleSign did not incur cash flows from financing activities.
Sources of Liquidity
To date, TeleSign has financed its operations principally through cash from operations.
As of December 31, 2021, TeleSign had           in cash. During 2021, TeleSign entered into an agreement with Proximus, which includes a revolving credit facility for a revolving line of credit of $32.0 million. On August 26, 2021, TeleSign drew $15.0 million on the revolving line of credit, of which           was outstanding at the end of the year. For more information on this agreement, see “Related Party Transactions” below.
As of December 31, 2020, TeleSign had $14.8 million in cash.
TeleSign may incur operating losses and generate negative cash flows from operations due to the investments it intends to continue to make in expanding its operations and sales and marketing and due to additional general and administrative expenses it expects to incur in connection with operating as a public company. As a result, TeleSign may require additional capital resources to execute strategic initiatives to grow its business.
TeleSign believes that its cash and cash equivalents will be sufficient to fund TeleSign’s operating and capital needs for at least the next 12 months. TeleSign’s assessment of the period of time through which its financial resources will be adequate to support TeleSign’s operations is a forward-looking statement and involves risks and uncertainties. TeleSign’s actual results could vary because of, and future capital requirements will depend on, many factors, including growth rate, the timing and extent of spending to expand into new markets, and the expansion of research and development activities. TeleSign may in the future enter into arrangements to acquire or invest in complementary businesses, services and technologies, including intellectual property rights. Management has based this estimate on assumptions that may prove to be wrong, and TeleSign could use its available capital resources sooner than currently expected. TeleSign may be required to seek additional equity or debt financing. In the event that additional financing is required from outside sources, TeleSign may not be able to raise it on terms acceptable to it or at all. If TeleSign is unable to raise additional capital when desired, or if TeleSign cannot expand its operations or otherwise capitalize on business opportunities because it lacks sufficient capital, TeleSign’s business, results of operations, and financial condition would be adversely affected.

Contractual Obligation and Other Commitments
Lease
The following summarizes the contractual lease obligations of TeleSign as of December 31, 2020:
December 31, 2020
(In thousands)
Year ending December 31,
2021	$1,534
2022	1,387
2023	510
2024	—
2025	—
Thereafter	—
Total lease payments	3,431
Less: imputed interest	(21)
Total lease obligations	3,410
Less: current obligations	(1,521)
Long-term lease obligations	$1,889
The Company’s Marina Del Rey corporate office lease was amended on October 14, 2021 to extend the lease term for an additional 5.8 years from the original lease expiration date such that the amended lease expires in September 2028. Please see Note 6 included in the section of this proxy statement/prospectus entitled “Torino Holding Corp. Audited Consolidated Financial Statements and Notes as of, and for the Years Ended, December 31, 2020 and December 31, 2019.”
Critical Accounting Policies and Estimates
Management’s discussion and analysis of TeleSign’s financial condition and results of operations is based on its consolidated financial statements, which have been prepared in accordance with GAAP. The preparation of TeleSign’s consolidated financial statements in conformity with GAAP requires TeleSign to make estimates and assumptions that affect the amounts reported in these financial statements and accompanying footnotes. These estimates in the consolidated financial statements are used for, but are not limited to, revenue recognition, allowance for doubtful accounts, the useful lives of intangible assets and property and equipment, capitalization of internal-use software development costs, fair value of acquired intangible assets and goodwill, discount rates used in the valuation of right-of-use assets and lease liabilities, certain accruals and contingencies, and the realization of tax assets and estimates of tax liabilities. These estimates are based on historical data and experience, as well as various assumptions that TeleSign believes to be reasonable under current circumstances. However, future events are subject to change and best estimates and judgments may require further adjustments, therefore, actual results could differ materially from those estimates. Management periodically evaluates such estimates and they are adjusted prospectively based on such periodic evaluation.
Revenue Recognition
TeleSign generates revenues primarily from services that provide real-time security intelligence, data and analytics on phone numbers around the world to enable greater assurance and security against fraudulent activity as well as phone-based verification and two-factor authentication services that deliver a one-time passcode sent over SMS or via voice call to a mobile number, online, or mobile application based account to verify the existence of individual users on the customer’s network or platform.
Further, TeleSign provides certain services to third-party platform partners who redistribute TeleSign’s offerings to their customers. In these situations, TeleSign follows the accounting guidance for principal or agent considerations. While none of the factors are individually considered presumptive or conclusive, TeleSign acts as the principal in platform partner arrangements due to the fact it remains primary obligor for its services. Thus, TeleSign reports revenue gross of network operator and carrier costs incurred in the delivery of the service.
TeleSign determines revenue recognition through the following steps:
•
Identification of the contract, or contracts, with a customer;

•
Identification of the performance obligations in the contract;

•
Determination of the transaction price;

•
Allocation of the transaction price to the performance obligations in the contract; and

•
Recognition of revenue when, or as, TeleSign satisfies a performance obligation.

TeleSign’s contracts are evidenced primarily by fully executed MSAs that define the terms and price of service. TeleSign’s contracts have stated terms, generally renew automatically, and typically allow termination for convenience with requisite notice. Due to the termination clauses, the accounting term of TeleSign’s contracts is the shorter of either the stated term or the period of the notice for cancellation, which typically will be 30, 60, or 90 days.
As part of the MSA itself or through discrete client orders, TeleSign’s customers elect a subset of services from the Digital identity and communication offerings. TeleSign is then obligated to make such services available as and when needed by the customer during the duration of the contract. TeleSign defines its performance obligation to the customer as a stand-ready obligation comprised of a series of digital identity or communications services, which will be accounted for as a single performance obligation. The performance obligation is satisfied over time since customers simultaneously receive and consume the stand-ready services.
TeleSign’s contracts contain both fixed and variable pricing components. The fixed components are related to specific requests by the customer, such as the origination and/or termination of a temporary mobile number. The variable components vary with usage of services or within a specific geography, such as with tiered pricing; with the type of service, such as additional fees based on a predefined ratio of services; or upon the occurrence of a triggering event, such as on prompt payment of an invoice. Due to the difficulty in estimating the variable pricing components, TeleSign fully constrains the variable portion of revenue, except variability related to on prompt payment of an invoice, until the end of the month of service when such variability has been fully resolved in order to prevent significant reversal of revenue.
Internal-Use Software Development Costs
Certain internal-use software development costs associated with creating and enhancing internally developed software related to enabling TeleSign’s platform and other software applications are capitalized. TeleSign capitalizes qualifying internal-use software development costs that are incurred during the application development stage. Capitalization of costs begins when two criteria are met: (i) the preliminary project stage is completed, and (ii) it is probable that the software will be completed and used for its intended function. Capitalization ceases when the software is substantially complete and ready for its intended use, including the completion of all significant testing. TeleSign also capitalizes costs related to specific upgrades and enhancements when the expenditures will result in additional functionality, and expenses costs incurred for maintenance and minor upgrades and enhancements. Costs related to preliminary project activities and post-implementation operating activities are expensed as incurred proportionally to cost of revenues or research and development, depending on their relationship to TeleSign’s platform.
Capitalized costs of platform and other software applications are presented in property and equipment, net, in TeleSign’s consolidated balance sheets. These costs are amortized proportionally to cost of revenues or research and development, depending on their relationship to TeleSign’s platform, over the estimated useful life of the software on a straight-line basis over 3 to 5 years. Management evaluates the useful lives of these assets on an annual basis and tests for impairment whenever events or changes in circumstances occur that could impact the recoverability of these assets.

Income Taxes
TeleSign accounts for income taxes using the liability method whereby deferred tax assets and liabilities are determined based on temporary differences between the basis used for financial reporting and income tax reporting purposes. Deferred income taxes are provided based on the enacted tax rates in effect at the time such temporary differences are expected to reverse.
A valuation allowance is provided for deferred tax assets if it is more likely than not that TeleSign will not realize those tax assets through future operations. The carrying value of deferred tax assets reflect an amount that is more likely than not to be realized.
TeleSign recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the consolidated financial statements from such positions are then measured based on the largest benefit that has a greater than 50% likelihood of being realized. TeleSign recognizes interest accrued related to unrecognized tax benefits as a component of income tax expense.
Related Party Transactions
On December 11, 2018, TeleSign entered into an agreement (the “BICS Framework Agreement”) with BICS, TeleSign’s parent and sole shareholder. The BICS Framework Agreement, effective November 1, 2017, specifies a range of services to be exchanged between BICS and TeleSign, which includes among others, the provision of shared support services and the provision of SMS services from each other. BICS and TeleSign invoice each other for the services at cost plus a mark-up to reflect an arm’s length transaction. The cost of revenues of TeleSign under the arrangement were $44.7 million and $32.7 million for the years ended December 31, 2020 and 2019, respectively, and revenues were $2.9 million and $5.3 million for the years ended December 31, 2020 and 2019, respectively. TeleSign recognized operating expenses under the arrangement of $1.8 million and $0.2 million for the years ended December 31, 2020 and 2019, respectively. As of December 31, 2020 and 2019, TeleSign had a receivable of $0.3 million and $0.3 million under this arrangement, respectively, and accrued expenses and accounts payable of $5.9 million and $2.4 million under this arrangement, respectively. The BICS Framework Agreement was entered into for an undefined period of time but can be terminated by either party upon notice to the other party. A breaching party has 30 working days to remedy a material breach (starting when the non-breaching party provides notice of such breach), after which the non-breaching party can terminate the agreement with immediate effect. Either party can terminate the BICS Framework Agreement with immediate effect in the event of liquidation, suspension of payment or negative creditworthiness of the other party. Further, the agreement terminates by operation of law, and without prior notice, in the event of bankruptcy of either party.
On May 1, 2019, TeleSign entered into an agreement with Proximus, the ultimate parent of TeleSign and sole shareholder of BICS. Under the agreement, Proximus agrees to provide TeleSign with data verification services and invoice TeleSign based on monthly volume to reflect an arm’s length transaction. TeleSign incurred no expenses under the agreement for the years ended December 31, 2020 and 2019, respectively.
On July 30, 2021, TeleSign entered into a 5-year agreement with BICS to amend and restate the BICS Framework Agreement. The amended BICS Framework Agreement requires TeleSign to pay BICS an annual management fee of €2.7 million in lieu of the mark-up for the SMS services under the original terms. Under this strategic partnership, TeleSign has the option but not the obligation, to use BICS as a messaging gateway based on favorable but arm’s length pricing terms. On October 12, 2021, effective January 1, 2022, the BICS Framework Agreement was further amended whereby BICS would support TeleSign’s voice solution offering. At the end of the 5-year term, this strategic partnership is renewed for an indefinite duration unless either party decides to terminate it by giving 90 days written notice prior to the end of the 5-year term.
On August 1, 2021, TeleSign entered into an agreement (the “A2P Selling Customer Transfer and Collaboration Agreement”) with BICS, pursuant to which the contractual rights and obligations of five customers that currently procure certain services from BICS will be transferred by assignment to TeleSign upon their consent. TeleSign paid BICS a one-time payment of €12.4 million for the value of the contracts transferred or a pro-rated amount based on the final number of customers transferred. See Treasury Services Agreement discussion below for further details.
On August 23, 2021, TeleSign entered into an agreement (the “Treasury Services Agreement”) with Proximus. The Treasury Services Agreement specifies a range of services to be provided by Proximus including a revolving credit facility (the “Credit Facility”). The Credit Facility provides for a revolving line of credit of $32.0 million. Amounts outstanding under the Credit Facility accrue interest based on the EURIBOR or LIBOR rate based on the tenor of the loan. On August 26, 2021, TeleSign drew $15.0 million on the revolving line of credit in payment of A2P Selling Customer Transfer and Collaboration Agreement discussed above. The Treasury Services Agreement is entered into for an undefined period of time but can be terminated by either party giving a one month’s notice to the other party.
On September 30, 2021, TeleSign and Proximus entered into an agreement under which Proximus will run a proof of concept to determine the extent to which Proximus will purchase TeleSign’s services prospectively. Proximus shall pay TeleSign a total of $0.4 million under this arrangement.
On October 29, 2021, TeleSign and Proximus entered into a 3-year agreement (“Proximus Framework Agreement”) under which Proximus will provide administrative services to TeleSign at an arm’s length transaction price.
On November 5, 2021, TeleSign and BICS entered into a terms sheet that includes the main principles and commercial terms that the parties agree to include in a Value-Added Reseller Agreement (the “VAR Agreement”). The parties agreed to execute the VAR Agreement before December 15, 2021. The VAR Agreement shall have a duration of three years effective from when TeleSign operates as a publicly traded entity. If at any moment, Proximus is no longer the controlling shareholder of BICS or TeleSign, the VAR Agreement shall automatically terminate.
On December 14, 2021, TeleSign and Proximus entered into an agreement (the “Research and Development Collaboration Agreement”), under which TeleSign will source some of its research and development activity with Proximus, leveraging the latter’s center of excellence in artificial intelligence and cybersecurity. Pursuant to TeleSign’s future growth plans consistent with its international expansion outside of the US, TeleSign plans to invest €25 million to €30 million over the next 5 years in Belgium with a focus on R&D activity. Through the Research and Development Collaboration Agreement, the parties’ intent is to play a leading role in the field of artificial intelligence and cybersecurity, to reinforce collaboration with the Belgian national authorities to help fight against fraud and cybercrime among other things. In the event of an invalid, illegal or unenforceable provision that affects the nature of the entire agreement, either party has the right, upon 15 days’ notice to the other party, to terminate the agreement if parties are unable to reach an agreement 30 days after the start of negotiations.
Recently Issued Accounting Guidance
Accounting Standards Adopted
In October 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2016-16, Income Taxes (Topic 740): Intra-Entity Transfers Other than Inventory (“ASU 2016-16”), which requires companies to recognize the income-tax consequences of an intra-entity transfer of an asset other than inventory when the transfer occurs, rather than when the asset has been sold to an outside party. TeleSign adopted the new standard effective January 1, 2019. The Company evaluated its business policies and processes around intra-entity transfers of assets, other than inventory, and determined that this ASU did not have a material impact on its consolidated financial statements and related disclosures.
In August 2018, the FASB issued ASU No. 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework — Changes to the Disclosure Requirements for Fair Value Measurement (“ASU 2018-13”), which eliminates certain disclosure requirements for fair value measurements for all entities, requires public entities to disclose certain new information and modifies some disclosure requirements. TeleSign adopted the ASU on January 1, 2019, and the adoption of this ASU did not have a material impact on TeleSign’s consolidated financial statements.

Accounting Standards Not Yet Adopted
In June 2016, the FASB issued ASU No. 2016-13, Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”), which changes the way entities recognize impairment of many financial assets by requiring immediate recognition of estimated credit losses expected to occur over their remaining life, instead of when incurred. In November 2018, the FASB issued ASU No. 2018-19, Codification Improvements to Topic 326, Financial Instruments — Credit Losses (“ASU 2018-19”), which amends Subtopic 326-20 (created by ASU 2016-13) to explicitly state that operating lease receivables are not in the scope of Subtopic 326-20. Additionally, in April 2019, the FASB issued ASU No. 2019-04, Codification Improvements to Topic 326, Financial Instruments — Credit Losses, Topic 815, Derivatives and Hedging, and Topic 825, Financial Instruments (“ASU 2019-04”), in May 2019, the FASB issued ASU No. 2019-05, Financial Instruments — Credit Losses (Topic 326): Targeted Transition Relief (“ASU 2019-05”), and in November 2019, the FASB issued ASU No. 2019-10, Financial Instruments — Credit Losses (Topic 326), Derivatives and Hedging (Topic 815), and Leases (Topic 842): Effective Dates, and ASU 2019-11, Codification Improvements to Topic 326, Financial Instruments — Credit Losses (“ASU 2019-10”), to provide further clarifications on certain aspects of ASU 2016-13 and to extend the nonpublic entity effective date of ASU 2016-13. The changes (as amended) are effective for TeleSign for annual and interim periods in fiscal years beginning after December 15, 2022. TeleSign is currently evaluating the effect of this ASU on its consolidated financial statements and related disclosures.
In December 2019, the FASB issued ASU No. 2019-12, Simplifying the Accounting for Income Taxes (“ASU 2019-12”), which amends ASC 740, Income Taxes. This new standard is intended to simplify accounting for income taxes by removing certain exceptions to the general principles in ASC 740 and amending existing guidance to improve consistent application of ASC 740. The new standard is effective for TeleSign beginning January 1, 2022. The guidance in the new standard has various elements, some of which are applied on a prospective basis and others on a retrospective basis with earlier application permitted. TeleSign is currently evaluating the effect of this ASU on its consolidated financial statements and related disclosures.
Emerging Growth Company Accounting Election
Section 102(b)(1) of The Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”) exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can choose not to take advantage of the extended transition period and comply with the requirements that apply to non-emerging growth companies, and any such election to not take advantage of the extended transition period is irrevocable. TeleSign is an “emerging growth company” as defined in Section 2(A) of the Securities Act of 1933, as amended, and has elected to take advantage of the benefits of this extended transition period.
TeleSign expects to use this extended transition period for complying with new or revised accounting standards that have different effective dates for public business entities and non-public business entities until the earlier of the date TeleSign (a) is no longer an emerging growth company or (b) affirmatively and irrevocably opts out of the extended transition period provided in the JOBS Act. This may make it difficult or impossible to compare TeleSign’s financial results with the financial results of another public company that is either not an emerging growth company or is an emerging growth company that has chosen not to take advantage of the extended transition period exemptions because of the potential differences in accounting standards used.
In addition, TeleSign intends to rely on the other exemptions and reduced reporting requirements provided by the JOBS Act. Subject to certain conditions set forth in the JOBS Act, if, as an emerging growth company, TeleSign intends to rely on such exemptions, TeleSign is not required to, among other things: (a) provide an auditor’s attestation report on TeleSign’s system of internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act; (b) provide all of the compensation disclosure that may be required of non-emerging growth public companies under the Dodd-Frank Wall Street Reform and Consumer Protection Act; (c) comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the consolidated financial statements

(auditor discussion and analysis); and (d) disclose certain executive compensation-related items such as the correlation between executive compensation and performance and comparisons of the Chief Executive Officer’s compensation to median employee compensation.
Quantitative and Qualitative Disclosures About Market Risk
Market risk represents the risk of loss that may impact TeleSign’s financial position due to adverse changes in financial market prices and rates. As TeleSign has operations in the United States and internationally, its market risk exposure is primarily a result of exposure due to potential changes in foreign currency exchange rates, inflation or interest rates.
Interest Rate Risk
TeleSign is exposed to market risk for changes in interest rates applicable to its cash balances and term loans. TeleSign had cash, cash equivalents and restricted cash totaling $      million as of December 31, 2021. TeleSign’s cash and cash equivalents are held in           . A hypothetical    % change in interest rates would not have a material impact on the value of TeleSign’s cash, cash equivalents or short-term investments.
Foreign Currency Risk
TeleSign has foreign currency risks related to its revenue and operating expenses denominated in currencies other than the U.S Dollar, primarily Euro, Sterling, and Dinar causing both its revenue and its operating results to be impacted by fluctuations in the exchange rates.
Gains or losses from the revaluation of certain cash balances, accounts receivable balances and intercompany balances that are denominated in these currencies impact TeleSign’s net loss. A hypothetical decrease in all foreign currencies against the U.S Dollar of 10%, would not result in a material foreign currency loss on foreign-denominated balances, as of December 31, 2021. As TeleSign’s foreign operations expand, its results may be more materially impacted by fluctuations in the exchange rates of the currencies in which it does business.
Inflation Risk
Based on TeleSign’s analysis of the periods presented, it believes that inflation has not had a material effect on TeleSign’s operating results. There can be no assurance that future inflation will not have an adverse impact on its operating results and financial condition.

INFORMATION ABOUT TELESIGN
Unless the context otherwise requires, all references in this section to the “Company,” “TeleSign,” “we,” “us,” or “our” refer to the business of Torino Holding Corp., and its subsidiaries prior to the consummation of the Business Combination.
Business
Overview
TeleSign’s mission is to foster trust online — to connect, protect, and defend online platforms and experiences with sophisticated digital identity and communications solutions. By continuously assessing digital identity signals at key moments and interactions, for its enterprise customers, TeleSign empowers organizations to block potentially fraudulent interactions and more accurately verify their users’ identity. In addition to helping enterprises, TeleSign helps consumers securely engage with their preferred digital platforms and reduces risks inherent in the digital world.
Founded in 2005, TeleSign is redefining the way the largest brands in the world securely engage with their users by delivering solutions that facilitate trust between enterprises and their customers. A pioneer in communications services for security and authentication use cases since its inception, and later expanding into digital identity, TeleSign excels at helping its customers detect, prevent, and combat online account and telecommunications fraud. For over 15 years TeleSign has been serving enterprise clients in a multitude of industry verticals with a strong presence in ecommerce, technology, software and social media by connecting companies with end consumers and protecting the end consumers’ online experiences.
Through its innovative suite of application programming interface, or API, based products and services, that delivers digital identity insights, authentication and secure communications, TeleSign helps enterprises verify their customers’ data and reduces friction in their digital experience. By offering both digital identity and communications solutions, TeleSign is a differentiator in the market, offering integrated solutions across the full customer lifecycle. From initial trust formation to continuous trust development, TeleSign enables its enterprise customers to develop trust with its users and for users to trust that its interactions with the enterprise are secure. TeleSign is changing the way enterprises engage with their customers while preventing fraud. As the global digital transformation continues to accelerate, it is critical for enterprises to adapt to new ways of engaging with their customers, and TeleSign is uniquely positioned to capitalize on this high-growth market.
For over 15 years, TeleSign has helped secure billions of end-user accounts, verifying on average more than 21 billion transactions per year on its platform. TeleSign has been a trusted partner to global enterprises across more than 60 countries, including 8 of the 10 world’s largest digital enterprises, as measured by market capitalization.
TeleSign’s Business
TeleSign provides solutions for security, authentication, fraud detection, compliance and reputation scoring through its easy-to-integrate APIs. TeleSign’s products and services portfolio uniquely combines digital identity with global communications capabilities to help enterprises connect, protect and engage with their customers, while assisting those customers in securely engaging with their preferred digital platforms.
TeleSign Provides Digital Identity Solutions
TeleSign delivers identity verification and fraud management capabilities to enterprises using telephone numbers, Internet Protocol, or IP, and e-mails, proprietary data and machine learning. Through TeleSign’s products and services, its enterprise clients are able to:
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Establish Trusted Identities:   Create and validate reliable identity profiles from phone number, carrier, behavioral and user data.

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Build Dynamic Behavioral and Risk Assessment:   Use TeleSign’s reputation score to evaluate fraud risk throughout its customers’ entire lifecycle and journey.

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Reduce Fake Accounts:   Verify end-user digital identity and block spam at account registration using phone verification and intelligence-based fraud reputation scoring, which uses data insights, machine learning and multi-factor authentication. Eliminate sign-up loopholes using emails or Voice over Internet Protocol, or VOIP, numbers to ensure that every user is legitimately identified.

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Minimize Fraudulent Transactions:   Utilize data intelligence and two-factor authentication to mitigate specific types of communications, transaction and user fraud including international revenue share fraud attacks, or International Revenue Share Fraud, or IRSF, attacks, card-not-present fraud, and promotion abuse by verifying transactions and distinguishing good users from bad. TeleSign keeps enterprises and their customers safe by challenging suspicious purchases or high value transactions to ensure such purchases are legitimate.

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Reduce Account Takeover:   Reduce end-user account compromise and unauthorized access with global phone number and digital identity intelligence and multi-factor authentication. From login to logout, secure customer accounts by proactively challenging suspicious account activity.

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Verify Phone Numbers:   Connect each end-user with their valid mobile number and use it as a trust anchor for authentication and communications throughout the customer’s account lifecycle.

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Enable Secure Account Recovery:   Streamline secure password resets and reduce help desk calls by sending a one-time passcode to the verified phone number on record via short message service, or SMS, or a voice-based call.

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Streamline Account Registration:   Utilize phone intelligence to simplify the onboarding process for legitimate users while identifying and blocking risky users before they can do harm.

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Know Your Customer:   Allow enterprise clients to gain a deeper understanding of their customers from actionable global phone number and subscriber data intelligence.

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Improve Customer Experience:   By quickly authenticating customers’ digital identity, TeleSign allows the customer to have a frictionless online experience with their chosen enterprises.

TeleSign digital identity solutions are provided by means of a variety of products, which enables TeleSign’s customers to customize the services they purchase from TeleSign to apply specifically to their particular use case. Enterprises may choose either a standalone TeleSign product or service or to combine multiple TeleSign products and services to further protect their business and customers:
Score Service
Via its Score Service, TeleSign provides a reputation score for customers seeking to interact with enterprises online based on phone number intelligence, traffic patterns, machine learning and data from crowdsourced suspicious network activity. The score allows enterprise clients to make conscious business decisions in evaluating fraud risks, such as whether to strengthen authentications, and to spot potentially fraudulent activity.
TeleSign’s predictive scoring model identifies potentially fraudulent users to help enterprises determine whether to allow the customer on their platform or not. This decreases manual reviews by the enterprise and friction to customers in onboarding legitimate users. The predictive scoring also reduces toll fraud, which is the unauthorized use of phone lines, equipment or services to make long distance calls that are charged to the customer, as well as artificial inflation of traffic or traffic pumping to the premium rate numbers in the world, or IRSF.
Phone ID Services
TeleSign’s PhoneID API evaluates phone-data attributes and compares the information provided by the end-user against TeleSign’s verified identity database. If the returned data is not preferred or does not match, the customer account can be blocked, flagged or be required to verify using two-factor authentication. This provides safer and smarter online experiences by streamlining authentications, evaluating fraud risks and enhancing the user experience.

TeleSign Provides Communications
To complement its digital identity solutions, TeleSign further connects enterprises to their customers/users with comprehensive global omnichannel communications solutions on a global scale, including:
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SMS;

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Voice;

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Multimedia Messaging Service, or MMS;

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Rich Communication Services, or RCS;

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WhatsApp; and

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Viber.

As a communications platform as a service, or CPaaS, provider, TeleSign allows enterprises to engage with their customers by creating rich and reliable communications and to send such communications with confidence using TeleSign’s high-quality global network, with optimized speed, reliability and high deliverability.
Enterprises use TeleSign’s communications suite in order to:
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Verify Customers:   As an aspect of its digital identity suite of services, TeleSign uses its omnichannel communications services and two-factor authentication to allow enterprises to verify and authenticate their customers.

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Add Two-Factor Authentication:   Add an extra layer of security to multi-factor authentication methods with digital identity solutions. Since 2005, the largest companies in the world have trusted TeleSign’s two-factor authentication.

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Business to Consumer Communications:   TeleSign supports and enables enterprises’ communications with their customers in a variety of ways.

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Send Messages:   Utilize SMS/RCS, along with other omnichannel messaging services, to reliably deliver account verification one-time passcodes, alerts, reminders and notifications to global end-users, as well as facilitating two-factor authentication.

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Deliver Appointment & Event Reminders:   Provide a unique and engaging customer experience by sending global omnichannel, including SMS/RCS and voice-based appointment and event reminders.

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Send Client Customer Engagement Communications:   Deliver timely, personalized information through global omnichannel, SMS/RCS and voice cloud communications.

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Enable Secure Account Recovery:   Streamline secure password resets and reduce help desk calls by sending a one-time passcode to the verified phone number on record via SMS or a voice-based call.

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Anonymous Communications:   TeleSign allows anonymous and safe business-to-consumer as well as consumer-to-consumer communications. Enterprises sometimes need to communicate with their customers without sharing their phone number, for example, if a delivery driver needs to message a customer.

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Build Two-Way Communications:   Allow enterprises to respond to or initiate communications with their customers instantly by sending and receiving text-based alerts, reminders, notifications, and invites.

TeleSign Communications solutions are delivered via the following services:
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SMS/Voice Verify:   TeleSign’s patented phone-based verification and two-factor authentication using a time-based, one-time passcode sent over SMS, voice message or other communications channels.

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Messaging API:   TeleSign’s messaging API sends alerts, reminders, notifications, one-time passcodes and private, two-way communications to users across different channels. The API allows enterprises to streamline and maintain control of communications and improve response time.

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Voice:   TeleSign’s Voice API delivers high-quality call experiences through one platform offering optimal pricing over their global network. TeleSign’s Voice API helps its customers to programmatically control, make, receive, manage and route calls around the world. It is available in over 230 countries and territories. It also delivers and implements phone numbers across more than 120 countries. Automated voice traffic monitoring helps protect customers’ businesses from IRSF attacks.

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Number Masking:   TeleSign Number Masking allow parties to communicate with each other for a short period of time over voice and SMS without exposing their actual phone numbers. This avoids unnecessarily exposing private user information between parties that are communicating through an enterprise’s platform.

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Omnichannel for Customer Service:   TeleSign Omnichannel is a cross-channel, contextual content strategy used to provide continuity in messaging across multiple channels, delivering accurate and reliable information where customers want to receive it most, increasing reach and improving the user experience by driving higher levels of customer engagement.

Market Opportunity
Digital identity is a growing market as the world shifts to a mobile-first economy, where real-time communications, a personalized customer experience and a drive for automation and efficiency are key.
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TeleSign believes it is well positioned to capitalize on the large and growing digital identity market. Within the structural transformation to digital commerce and communications, it is crucial for enterprises to know with whom they are dealing. Authentication, communications and digital identity are therefore increasingly relevant and interconnected while growing at a fast pace. According to IDC, the addressable market addressed by TeleSign will grow from $18 billion in 2019 to approximately $55 billion by 2024, a 24% compound annual growth rate, or CAGR.

COVID-19 has accelerated digitization and enterprises must be digitally adept to remain competitive, which requires that enterprises are able to authenticate and verify their customers.
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Enterprises must be digitally adept to remain competitive with customers and employees.   COVID-19 has accelerated the transition to an already highly digital business environment, and enterprises must provide their customers with a seamless digital experience. An increasing amount of traditionally offline consumer activities have now become digital experiences. Customers expect everything near-instantaneously and want frictionless online transactions and experiences. COVID-19 has also increased employees’ desire for flexible working environments and employees expect tools that enable them to work on any device from any location at any time.

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Reliable, secure, instantaneous digital Identity verification is key to providing personalized and frictionless online experiences.   Digital identity is crucial in the ability of an enterprise to deliver easy and secure digital experiences. Without frictionless digital identity solutions, customers struggle to access products or services, and enterprises struggle to consistently recognize users across varying touchpoints. Consumers increasingly expect experiences that are personalized, seamless, and consistent across all the channels and devices that they use, and they expect these experiences to be fast and reliable.

Omnichannel communications strategies are growing, but traditional formats like SMS still continue to be present/the dominant channel.
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SMS messaging continues to be the main method of messaging.   The rise of over-the-top platforms such as WhatsApp, iMessage, and Facebook messenger and entirely new protocols have expanded the platforms’ width when trying to engage with their user base. However, the proper channel often depends on the platform and the market. While alternative messaging channels may have an extremely high adoption rate in certain countries, in markets such as the United States, SMS can have as high as 98% open rates, which still makes it the preferred method. TeleSign is able to support its customers across the globe with any specific channel they choose to communicate with their users given TeleSign’s broad portfolio of solutions.
Cyber Threats are Increasing in Scale and Sophistication and Identity Theft is a Key Attack Vector.
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Cyber attackers are launching highly sophisticated attacks on an unprecedented scale and many attacks involve compromised identity credentials.   Cyber attackers are employing advanced attack techniques that can be multi-staged and utilize a range of attack vectors. Cyber attackers are exploiting identities to gain access to sensitive systems and high-value personal and corporate data. According to the 2020 Verizon Data Breach Investigations Report, over 80% of hacking-related breaches utilized stolen or brute-forced identity credentials.

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Consumers are also increasingly susceptible to fraud related to identity threats. Javelin Strategy & Research estimates that identity fraud led to a consumer loss of $43 billion in 2020. Cyber criminals continue to find new ways to manipulate consumer behavior and to develop new mechanisms to commit fraud.

Enterprises must comply with growing and continually evolving regulatory requirements.
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Regulatory and compliance mandates are accelerating.   In some regulated vertical markets, enterprises are expected to ensure that their customers are appropriately vetted as not to breach anti money laundering regulations. TeleSign’s digital identity solutions provide the continuous stream of fraud prevention signals to the “always know your customer” compliance process.

Strengths
TeleSign leverages its experience as a CPaaS provider to enhance its digital identity offerings and add more value to its customer base.
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Within TeleSign’s customer base there are significant synergies across the markets that TeleSign participates in as customers find it crucial to have an integrated solution across fraud management, authentication and secure communications and no other major player is currently active in all three markets. TeleSign is one of the leading players at the intersection of complementary markets where it prevents and protects business from fraudulent and malicious activity, authenticates users and provides controlled access across applications based on user’s account and delivers reliable, secure messaging and voice via an API.

TeleSign’s unique position in the market and growing volume of transactions and proprietary customer data creates tangible competitive advantages and differentiation.
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High usage of TeleSign’s authentication and CPaaS services generates behavioral data that supports the accuracy of its reputation scores which are used for effective fraud management in its digital identity services. Accurate reputation scores and insights enable more secure authentication and CPaaS. High quality data learned from these services enables TeleSign to flag high-risk transaction requests which require additional authentication or screening and improve the enterprise and customer user experience. TeleSign has a large quantity of high-quality data, and this drives better risk decisions. With a near-global footprint, TeleSign has over 2,200 behavior variables and is constantly adding more.

TeleSign has long-standing customer relations with the most demanding digital platforms in the world.
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TeleSign has a proven track record. With over 15 years of experience, TeleSign’s services are effective and reliable, with extremely low latency — a rare blend of speed and accuracy. TeleSign has proven high-volume CPaaS API’s, with global redundancy through high quality routes with BICS and other partners. As a leader in secure communications use cases, TeleSign also has access to the most relevant communications metadata with over 15 years of historical data patterns supporting analytics.

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TeleSign supports 8 of the world’s 10 largest digital enterprises and as it consistently grows its customer base, TeleSign continues to successfully expand its existing customers’ adoption of its platform. This is evidenced by TeleSign’s net retention rate, indicating TeleSign’s ability to retain and expand revenue from existing customers over time. TeleSign’s revenue retention rate has been 141% since 2018.
TeleSign uses sophisticated technology to provide its services and is recognized as one of the leaders in the digital identity market.
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TeleSign has over 35 patents in mobile identity and multi-factor authentication, with the majority of TeleSign’s messaging traffic in linked to multi-factor authentication. TeleSign leverages a large number of data sources, including IP Data < 99.99% IP Geo-location access, over five billion unique phone numbers that flow through TeleSign’s leading cloud-based data platform on a monthly basis and 14 of the largest web properties in the world contributing to the consortium, to provide its Score and other valuable insights.

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This growing volume of transactions drives TeleSign’s insights flywheel. TeleSign is connected to over 60 carriers, which together account for more than 50% of total mobile users worldwide. TeleSign’s services are powered by state-of-the-art technology stack characterized by sophisticated advanced analytics capabilities enabling identity solution and omnichannel communications capabilities. In the first half of 2021 alone, TeleSign verified over 21 billion transactions; transaction volume grew at a 63% CAGR from 2018 to 2020. TeleSign’s machine learning algorithms deliver continuous performance improvement. Both proprietary and non-proprietary data flow into TeleSign’s fraud assessment models, which provide customer score and feedback in order to provide a decision recommendation. TeleSign has a proven track record of pioneering innovative solutions. It was the pioneer of SMS two-factor authentication in 2007, and, since inception, its suite of communication APIs (Voice and Messaging) was geared to serve digital native customers. Because of the challenges faced by digital native customers in creating a safe online onboarding experience, TeleSign has developed or is developing AI-driven fraud detection solutions to complement its Communication suite and combat fraud abuses.

Strategies
Become an integrated digital identity and secure communications leader
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Strong historical growth and significant synergies.   TeleSign has had strong historical growth, driven by both its communications and digital identity businesses, and has more room to grow further. Significant synergies exist across TeleSign’s services: approximately 35% of its customers are already purchasing products from two or more categories, and there is a substantial opportunity for further penetration of integrated authentication and fraud management solutions with additional existing and new customers. TeleSign plans to focus on sales of bundled services to its enterprise customers. Enterprises who use TeleSign’s communications services are natural customers for sales of TeleSign’s digital identity services, as well. This would also support TeleSign’s growth into the mid-market by creating value for its customers.

Grow its customer base, extend its geographical footprint
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Increase sales to existing customers and grow with its customers:   As TeleSign’s digital customers grow, TeleSign wants to be their partner and grow with them. Additionally, TeleSign aims to increase its sales to its existing customers by, among other things, adding digital identity services to the communications services it already provides to many enterprises. TeleSign is well-positioned to cross-sell such additional services to its existing enterprise clients.

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Expand customer base:   TeleSign aims to expand its customer base and is working to become a global leader. TeleSign has historically focused on the most sophisticated and largest enterprise customers but is expanding into mid-market and long-tail segments with a lower cost per customer.

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Geographic expansion:   TeleSign’s U.S. customers operate and grow globally, which enables TeleSign to grow with them at an international level. Additionally, through its strong presence in North America. TeleSign is well positioned to capture further growth in Europe, Asia and Latin America.

Launch new services and Data Science evolution
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New services:   TeleSign is well positioned to accelerate use case expansion and introduce new use cases for digital identity, such as document verification, single-sign-on, content personalization, lead scoring and prioritization. TeleSign plans to accelerate data science for a new score model, it plans to launch a new risk management platform and services, additionally it plans to create a unique score marketplace and a global identity portfolio. On the communications front, TeleSign plans to further develop the omnichannel messaging solutions, as well as expanding its global coverage by adding new carriers.

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Data Science evolution:   TeleSign’s Data Science team’s mission includes: (i) working closely with customers, business and customer-facing teams to understand their requirements; (ii) determining if, what and how data can be used to achieve the business goals and to accomplish those requirements; (iii) transforming ideas into the final production code (i.e., build the product); (iv) managing and adopting new technology resources that support data-related initiatives, (v) identifying challenges, gaps, and synergies in partnership and coordinating with the engineering and legal teams and with TeleSign’s privacy security office; and (iv) maintain the highest privacy protection standards. This includes introducing emerging technologies into data and technology platforms for use by analysts and data scientists.

Grow its footprint through mergers and acquisitions
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Mergers and acquisitions and investments:   From time to time, TeleSign evaluates opportunities to acquire or invest in emerging and adjacent technologies to complement its organic investments and improve products, services and customers’ experiences. TeleSign will continue to use these types of strategic levers as opportunities arise. Though TeleSign has historically focused primarily on organic growth, as the industry begins to consolidate, TeleSign may consider merger and acquisition opportunities going forward.

Customers and Use Cases
TeleSign has a broad and diversified customer base. Since 2005, TeleSign has been a trusted partner to 8 of the top 10 global websites and mobile applications across many industries, helping secure billions of end-user accounts. TeleSign benefits from longstanding relationships with well-recognized enterprise customers, as well as small and medium-sized businesses.
TeleSign grows with its customers by being a trusted partner and providing excellent service. TeleSign’s average net revenue retention rate has been 141% since 2018.
TeleSign offers cross-selling opportunities across its customer base. Significant synergies exist across TeleSign’s services, in which approximately 35% of customers are already purchasing products from two or more categories, and there is a substantial opportunity for further penetration of integrated authentication and fraud management solutions with additional customers.
TeleSign delivers digital identity and secure communications solutions to consumers in approximately 230 countries on behalf of our business customers. Approximately 79% of TeleSign’s business customers by revenue are located in North America, 13% in Asia-Pacific, 6% in Europe, the Middle East and Africa, and 2% in Latin America. TeleSign supports customers across a diverse set of industries, including technology and software, ecommerce, social media, gaming, travel/logistics, and finance.
One of TeleSign’s most significant customers is Microsoft. In 2017 TeleSign entered into a five year agreement with Microsoft pursuant to which TeleSign agreed to provide certain solutions, including SMS messaging. After its initial term, the parties may extend the contract by written and signed amendment. Also pursuant to the agreement, Microsoft may terminate the agreement at any time without cause upon written notice and either party may terminate for cause after giving the other party written notice, within the specified time, of a material breach and an opportunity to cure the material breach. Additionally, either party may immediately terminate the agreement upon giving the other party notice of the other party’s breach of the provisions regarding confidentiality, privacy and data protection, and publicity.

Furthermore, in 2012, TeleSign entered into an agreement with Amazon under which TeleSign would provide certain solutions to Amazon and Amazon’s affiliates. After the initial term of the agreement, the agreement renews automatically for regular intervals unless either party gives the other party prior written notice of termination, within a specified time. Amazon may terminate the agreement without cause upon prior written notice, within a specified time, to TeleSign. If TeleSign breaches the agreement, Amazon may terminate the agreement with immediate effect. TeleSign may terminate the agreement immediately if, within the specified time after a written notice of nonpayment, Amazon fails to cure nonpayment of amounts due.
Marketplace
In the current economy, the definition of “marketplace” has extended to include various services such as ecommerce, ride-sharing, and professional services. TeleSign’s most representative customers in the marketplace industry include Evernote, TikTok, Alibaba.com, IBM, Poshmark, HomeAway and Gofundme. Marketplace enterprises often contend with fake accounts that do not have legitimate details of the user. These fake accounts are often used to perform fraudulent actions, including content abuse, trial, and referral abuse, and financial fraud. Content abuse includes creating fake accounts to spam, harass legitimate users, conduct platform abuse, or spread fake news. Free trial exploitation and referral fraud occur when fake referrals are created to take advantage of new sign-up promotions. Financial fraud in marketplaces includes chargebacks, whereby fraudsters use stolen cards to make a purchase and the legitimate card owner claiming a chargeback as well as fraudsters purchasing an item and then claiming not to have received it and filing a chargeback. Fraudsters may also test a stolen card by making small purchases and following up with a larger purchase. TeleSign can reduce risk on these as well as many other risks by authenticating and verifying digital identities.
OLX Case Study
OLX Group is a global product and tech company operating online classifieds platforms in more than 40 countries through its 17 market-leading brands. Used by more than 350 million people every month, OLX Group facilitates buying and selling almost anything.
OLX Group classifieds platform is secure and does not place too much friction on legitimate users. OLX Group uses TeleSign’s phone verification services to deliver two-factor authentication to verify user identities. With TeleSign, OLX Group is able to proactively prevent online account-based fraud and fake accounts, further protecting their legitimate buyers and sellers.
OLX Group is proactive about online security in authenticating buyers and sellers using two-factor authentication phone number verifications to help prevent fraudulent behavior across their sites. At one point, OLX Group was experiencing SMS delivery issues in several international countries with their previous vendor causing them to have lower than expected verification completion rates, as messages were not reaching intended recipients. SMS delivery issues were also impacting their on-going customer lifecycle communications.
OLX Group uses TeleSign’s SMS and Voice services to perform phone verifications, deliver one-time passcodes and on-going SMS communications with their buyers and sellers throughout the customer lifecycle. With TeleSign, OLX Group has been able to increase their phone verification completion and delivery rates, because their SMS messages are now reaching intended users in areas where they were previously having quality issues, resulting in massive improvements in their completed verifications and they are seeing a reduction in the number of incoming calls to their support team to complete buyer and seller registrations.
TeleSign’s leading global network has allowed OLX Group to expand their presence in other countries. They have increased their reach into several other target markets without experiencing SMS delivery issue.
Gaming
Gaming platforms include companies that directly provide gaming services, game console manufacturers and game streaming platforms. TeleSign’s most representative customers in the gaming industry are EA Games and Blizzard.

EA Case Study
Electronic Arts Inc., or EA, was founded in 1982 as a pioneer in the home computer gaming space. Over the years, EA has grown considerably and now publishes some of the largest game franchises in the world, including FIFA, Battlefield, The Sims, and Titanfall. With hundreds of successful titles, EA has become one of the largest video game publishers in the world. Lately, EA has focused its resources on mobile gaming in which games are intended to be played on mobile handsets, including smartphones. Many of these mobile games are released free and offer in-app purchases to enhance the gaming experience; thus, the longer a user engages with one of these games, the more value EA derives from these specific customers.
While EA employs a multi-pronged marketing strategy to promote their products, mobile presented a new opportunity- a way to get their game in the hands of a player in just a couple of clicks. The challenge consisted of engaging users and generating excitement about a future release. Knowing that they could reach out directly to their users through SMS messages, EA was interested in finding a way to seamlessly integrate an SMS solution that would communicate updates regarding that game’s status. Then on the day of the release, a user would be sent an SMS with a smart uniform resource locator, or URL, that would go directly to the Apple or Google Play Store and download and play the game.
EA partnered with TeleSign. Using TeleSign, EA sent a message simultaneously to thousands of users about a game’s release. Of the 145,000 users that signed up for EA alerts on the game The Sims, 42,000 of them opened the link within a few days and downloaded the game; with the steps considered in onboarding a new user, this was considered a successful result. However, downloads are not the only measurement of the game’s success, as users’ engagement is also essential. EA found that retention on The Sims was higher than for users who found the game through other means.
EA found that these users were all highly motivated. They featured a higher-than-average retention rate over time and a higher than average spend, creating a reliable revenue stream for EA. EA was able to deliver a product directly into the hands of their users in a streamlined manner, and users were able to discover the game easily.
Cloud Social Media
These are business-to-consumer platforms that facilitate the creation of content and making content available to the larger network. TeleSign’s most representative customers in the social media industry are Skype, Citrix and WeChat.
Skype Case Study
Skype was founded in 2003 as one of the pioneers in global person to person, or P2P, video chat. Skype had a mission of finding a cost-effective way to connect people all over the world. Skype has served millions of users, enabling communication by video, audio, and chat messaging using their platform. In addition to their standard platform of high definition, or HD, video calling, Skype offers features such as call recording, screen share, and virtual phone numbers for purchase. In 2011 Skype was acquired by Microsoft.
In addition to their core product line, Skype has long offered localized virtual phone numbers for purchase by private citizens or corporations. There are many benefits to using virtual phone numbers; chief amongst them is providing a low-cost alternative to a traditional landline or cell phone. They are also a useful lead generator for businesses, as businesses can easily populate their websites with dedicated phone numbers. Because of this, Skype virtual numbers were very popular. However, after some time, Skype started to notice that their users were reporting lots of spam and robocalls. Nearly half of the volume of every inbound call a Skype customer received was fraudulent. To maintain a positive customer experience, Skype needed a way to figure out which inbound calls were fraudulent and block them before they reached the end-user. Additionally, since these inbound calls were mainly used to generate leads, these scam calls were even more of a nuisance and threatened to make the Skype service obsolete.
Skype and TeleSign partnered to utilize TeleSign’s Score service. Score delivers reputation scoring based on phone number intelligence, traffic patterns, machine learning, and a global data consortium. Bad actors create online and mobile application accounts resulting in spam, phishing attacks, promo abuse, and other costly fraud. Through the registration of fake accounts, fraudsters can attack legitimate users and damage a brand’s value, revenue, and growth. Effectively identifying and blocking these harmful users at account registration while streamlining the process for authentic and valuable users has become critical.
Skype implemented TeleSign Score as an ‘inbound calling spam filter’ included automatically with a Skype virtual number with the option to opt-out.
Skype sees roughly two million calls per day (or 100,000 calls per hour at peak.) TeleSign can look at these phone numbers and help Skype block one million unwanted calls or approximately 50% of Skype’s overall virtual phone number inbound traffic. Through its partnership with TeleSign, Skype achieved an effective balance between minimizing fraud and maximizing customer satisfaction.
Fintech
Fintech includes online banks and loan providers, payment processors, regulatory and risk management, and credit card providers. TeleSign’s most representative customers in the fintech industry are Affirm and WePay.
Affirm Case Study
Affirm, a flexible and transparent alternative to credit cards, has modernized and secured the checkout process for online retailers and customers. Their model provides shoppers an alternative to traditional credit cards, giving customers the flexibility to buy now and pay over time at thousands of online stores.
Many risk management players in the marketplace specialize in a single offering, whether digital intelligence, authentication, preventing chargebacks, sending alerts, and notifications. Affirm needed a solution that covered the customer lifecycle to quickly build a complete risk assessment by examining a consumer’s digital footprint and easily engaging with customers.
Affirm uses TeleSign for its cohesive digital identity and communications solutions.
When a merchant accepts a check, there is a risk that it is fraudulent. However, by using TeleSign’s services as part of their security stack, Affirm can safeguard a purchase using digital identity intelligence. Affirm identifies valid purchases and protects sales to diminish risk for online merchants.
By presenting Affirm as a choice at the point of sale, some of the world’s largest enterprise companies have built new revenue streams while maintaining security, branding, and pricing integrity. For example, one online retailer saw a 16%+ increase in average order value after integrating Affirm’s buy now and pay later payment option. As part of a growth strategy, Affirm’s addition of TeleSign’s data layered with additional providers generates risk assessments that enable legitimate transactions leading to higher sales conversions. In addition, Affirm has been able to automate payment reminders by incorporating TeleSign’s programmable communication capabilities.
TeleSign is part of Affirm’s holistic approach to security, absorbing TeleSign data inputs into their proprietary algorithms to make informed decisions, ultimately verifying the authenticity of legitimate consumers who may have limited access to credit, making credit accessible. Affirm customers receive friendly reminders for upcoming payments or past due statements throughout their customer lifecycle to keep them up to date on their account. Incorporating TeleSign’s programmatic communications into the Affirm solution as part of Affirm’s marketing automation is a simple solution that encourages and reminds customers to pay.
Often, filling out an application or creating a new account can be an arduous, drawn-out process, causing user friction and shopper abandonment. Offered at the point of sale at more than 6,000 merchants, consumers can opt to pay with Affirm and almost instantaneously receive a credit decision which improves both the retailer and shopper experience.
Contact Center Platform
Contact Center Platforms are the software companies that develop and provide contact center solutions. They range from on-prem solutions to call center service providers and system integrators. Examples include Oracle, Talkdesk, etc. Contact Center Platforms face the risk of internal revenue share fraud when fraudsters try to make more money by terminating calls to premium-rate numbers. Contact Center Platforms also use TeleSign when agents initiate specific automated calls to end customers, including ticket status or promotions. TeleSign also enables inbound person-to-application communications when an end-customer needs to communicate with customer service or contact an agent for issues such as general questions or transactions. The end-customer wants the flexibility to communicate in various ways, including texting, online chatting, phone calls, or through a chatbot.
Competition
The market in which TeleSign operates is rapidly evolving and characterized by intense competition and constant innovation. TeleSign faces competition from digital identity providers including Ekata, Saaspass, Prove, and Neustar and communications providers such as Sinch and Twilio.
TeleSign differentiates itself from its competitors.   TeleSign customers find it crucial to have an integrated solution across fraud management, authentication, and secure CPaaS. No other major player actively participates in all three markets, providing a unique opportunity for TeleSign. TeleSign key differentiators are:
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Over fifteen years of historical data patterns supporting analytics.

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2,200+ behavioral variables and a near-global footprint.

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Extremely low latency — a rare blend of speed and accuracy.

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Long-standing customer relations with the most demanding digital platforms in the world.

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Access to the most relevant communications metadata, being a leader in secure communication use cases.

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Proven, high-volume CPaaS APIs, global redundancy through high-quality routes with BICS and other carrier partners.

Organization
Sales
TeleSign’s direct sales teams are primarily located in Los Angeles, Belgrade, London and Singapore, with additional field sales resources located across the globe. In addition, TeleSign’s strong network of strategic alliance partners provide leverage and execution capabilities across the globe. TeleSign fosters an ecosystem of global partners that enhance the value of its services to enterprise customers by providing complementary technologies in categories such as strong authentication, risk and fraud management, behavioral variables, and identity proofing and enrichment. TeleSign’s partners help source and support relationships with new and existing customers, as well as provide technology and go-to-market benefits.
TeleSign fosters an ecosystem of more than 25 partners that enhance the value of its services to enterprise customers by providing complementary technologies in categories such as strong authentication, risk and fraud management, behavioral variables, and identity proofing and enrichment. These technologies seamlessly plug into TeleSign’s products and services. Examples of TeleSign’s partners include TransUnion and id.me.
TeleSign has improved its go-to-market efficiency, and it has seen its pipeline increase significantly in recent periods. TeleSign plans to continue advancing and investing in its sales and marketing efforts, as well as its customer relationships.
Marketing
TeleSign’s marketing efforts focus on promoting its industry-leading services, building its brand reputation, increasing sales to existing customers and growing its customer base. The core of TeleSign’s marketing strategy consists of telling the successful stories of TeleSign customers and how TeleSign’s solutions helped them grow, as well as executing on content marketing, search engine optimization and awareness ads, social media, press and news coverage, industry analyst recognition, among other initiatives.

Employees
As of July 26, 2021, TeleSign had a total of 457 employees, with approximately 64% located outside of the United States. To its knowledge, none of the U.S. employees are represented by a labor union with respect to their employment. TeleSign considers relations with its employees to be good and has not experienced interruptions of operations or work stoppages due to labor disagreements.
TeleSign believes in trusting and empowering its employees to make decisions that benefit both them as an individual and TeleSign as a whole. TeleSign is the sum of all of its incredibly talented minds and by granting a sense of autonomy to its employees, TeleSign ensures that it is always pushing innovation.
Compensation and Benefits
TeleSign aims to attract entrepreneurial talent that upholds its customer-centric mission and the values that set it apart. TeleSign believes in granting competitive compensation and benefits to attract and retain talented employees, including offering market-competitive salary, bonuses or sales commissions, and equity.
TeleSign ensures that compensation is fair for all employees, regardless of classifications, such as race and gender. TeleSign routinely runs rigorous statistical analysis to ensure compensation is fair, taking into account factors that should impact pay, like role, level, location and performance.
Full-time employees are eligible to receive, subject to the satisfaction of certain eligibility requirements, a comprehensive benefits package including medical, dental and vision insurance, a fitness stipend for eligible gym or remote classes and life and disability insurance plans]. In addition, TeleSign provides an open paid time off policy, as well as maintains a tax-qualified 401(k) retirement plan that provides eligible U.S employees with an opportunity to save for retirement on a tax-advantaged basis. The patent reward program provides cash awards to employees who make valuable contributions to the business by filing and issuing patents.
Facilities
TeleSign’s corporate global headquarters is in Marina del Rey, California, where it currently leases approximately 21,536 square feet under a lease agreement that expires on September 30, 2028, with an option to renew. TeleSign also leases offices in Belgrade, Serbia and have leased shared workspaces in Singapore and Beijing. TeleSign does not own any real property. TeleSign believes that its facilities are suitable to meet its current needs. However, it intends to expand its facilities and add new facilities as it adds employees and enters new geographic markets. TeleSign believes that suitable additional or alternative space will be available as needed to accommodate any such growth. TeleSign expects to incur additional expenses in connection with such new or expanded facilities.
Research and Development
Continued investment in research and development is critical to TeleSign’s business. TeleSign believes research and development efforts are imperative to maintaining and extending its competitive advantage. Its research and development efforts are focused primarily on building industry leading digital identity solutions, addressing all primary use cases, enhancing deployment flexibility, and providing seamless integration across cloud and on-premises applications. TeleSign regularly releases updates to its services which incorporate new features and enhance existing ones.
TeleSign has invested considerable time and resources into building a world-class research and development organization that continually enhances its market-leading services. Its research and development employees are located in the United States and Serbia. It continues to invest in its services to maintain and extend its market leadership.
Intellectual Property
To ensure TeleSign’s suite of products and services continued success and competitiveness, one of TeleSign’s key priority is to obtain, maintain, protect, defend, and enforce its intellectual property. It relies on a combination of patent, copyright, trademark, and trade secret laws in the United States and certain other jurisdictions, as well as contractual restrictions, to protect intellectual property rights.

As of November 22, 2021, TeleSign owned 24 issued U.S. patents, 2 patents in in Belgium, 1 patent in Canada, 2 patents in China, 2 patents in Germany, 2 European Patents, 2 patents in France, and 2 patents in the United Kingdom and 5 pending U.S. patent applications relating to certain aspects of its technology within its suite of products and services. Most of TeleSign’s issued U.S. patents are in maintenance status with renewals coming up in the next 1 – 3 years. TeleSign cannot assure you that any of its pending patent applications will result in the issuance of a patent or whether the examination process will require it to narrow its claims. TeleSign’s existing patents and any patents that are issued in the future may be contested, circumvented, found unenforceable, narrowed in scope or invalidated, and TeleSign may not be able to prevent third parties from infringing, misappropriating or otherwise violating them or any of its other intellectual property rights. Furthermore, competitors or other third-parties may also claim that TeleSign’s technology infringes, misappropriates or otherwise violates their intellectual property rights. With regard to the brand, TeleSign has registered “TeleSign” and “PhoneID” as trademarks in the United States, the European Union, UK, Serbia and China. TeleSign also has other trademark applications pending for approval. TeleSign has significant international operations and intends to continue to expand these operations, and effective patent, copyright, trademark, trade secret, and other intellectual property protection may not be available or may be limited in foreign countries.
TeleSign controls access to, and use of, its products and services and other confidential and proprietary information through the use of internal and external controls, including contractual protections with employees, contractors, customers, partners, and other third parties. Despite efforts to protect trade secrets and proprietary rights through intellectual property rights, licenses, contractual provisions, and confidentiality and invention assignment agreements, unauthorized parties may still copy or otherwise obtain and use TeleSign’s software, technology, trade secrets, or proprietary or confidential information. Such risks may increase as TeleSign attempts to expand into jurisdictions where such rights are less easily enforced, or are more subject to reverse engineering or misappropriation due to local legal requirements. For more information, see the section titled “Risk Factors — Risks Related to TeleSign’s Intellectual Property.”
Legal Proceedings
TeleSign is not currently a party to any material pending legal proceedings. From time to time, TeleSign may, in the ordinary course of business, be subject to legal proceedings and claims arising, as well as governmental and other regulatory investigations and proceedings. In addition, third parties may, from time to time, assert claims against TeleSign in the form of letters and other communications. TeleSign is not currently a party to any legal proceedings that, if determined adversely to it, would, in its opinion, have a material and adverse effect on the business, financial condition or results of operations. Future litigation may be necessary to defend TeleSign, its partners, and customers, to determine the scope, enforceability, and validity of third-party intellectual property or proprietary rights or to establish and protect intellectual property or proprietary rights. The results of any current or future litigation cannot be predicted with certainty and there can be no assurances that favorable outcomes will be obtained, and regardless of the outcome, litigation can have an adverse impact on TeleSign because of defense and settlement costs, diversion of management attention and resources and other factors.
Regulatory and Applicable Laws
TeleSign is subject to various federal, state, local, and foreign laws and regulations, including those relating to data privacy, protection and security, intellectual property, employment and labor, workplace safety, consumer protection, anti-bribery, import and export controls, immigration, federal securities, and tax. In addition, TeleSign is subject to various laws and regulations relating to the formation, administration, and performance of contracts with its customers in heavily regulated industries and the public sector, which affect how it does business with such customers. Additional laws and regulations relating to these areas likely will be passed in the future, and these or existing laws and regulations may be interpreted or enforced in new or expanded manners, each of which could result in significant limitations on how TeleSign operates its business. New and evolving laws and regulations, and changes in their enforcement and interpretation, may require changes to its services or business practices, and may significantly increase compliance costs and otherwise adversely affect TeleSign’s business, financial condition, and results of operations. As TeleSign’s business expands to include additional product and services functionalities and offerings and as operations continue to expand internationally, compliance requirements and costs may increase, and TeleSign may be subject to increased regulatory scrutiny. See the section titled “Risk Factors —  Risks Related to the Legal and Regulatory Environment” for additional information about the laws and regulations TeleSign is subject to and the risks to the business associated with such laws and regulations.
U.S. Specific Regulations
As a U.S. company, TeleSign is subject to a number of U.S. federal and state and foreign laws and regulations that involve matters central to TeleSign’s business. These laws and regulations may involve, among others, privacy, data protection, intellectual property, export sanctions, anti-bribery and other subjects.
Export Control Laws
TeleSign is subject to and is in compliance with applicable U.S. export control laws, including the Export Administration Regulations, or EAR, of the Bureau of Industry and Security of the U.S. Department of Commerce.
U.S. export controls prohibit the export of most U.S.-origin hardware, software, or technology directly or indirectly to sanctioned countries. U.S. persons are liable for violations if they transfer a controlled U.S.-origin item or technology to any person with knowledge or reason to know that the item will be retransferred or reexported to sanctioned countries, or if it is specifically intended to be incorporated into an item for the sanctioned country.
U.S. Economic Sanctions
The United States maintains comprehensive sanctions programs that prohibit most types of transactions by U.S. persons with sanctioned countries and territories. These sanctions are administered by the U.S. Department of Treasury, Office of Foreign Assets Control, or OFAC. Currently, OFAC maintains comprehensive sanctions against, amongst others, Cuba, Iran, North Korea, Syria, and the territory of the Crimean Peninsula (non-exhaustive). This list may change from time to time. Please go to https://www.treasury.gov/resource-center/sanctions/Programs/Pages/faq_10_page.aspx for the latest list of Sanctioned Countries.
U.S. sanctions require heightened vigilance on the part of TeleSign and its personnel to prevent the unauthorized reexport of U.S.-origin hardware, software, or technology from being unlawfully exported to Sanctioned Countries or any other prohibited destination or prohibited end-use.
In addition to the restrictions applying to U.S.-person activity, U.S. law also prohibits non-U.S. persons from causing a U.S. person to violate sanctions. Therefore, TeleSign must also take steps to ensure that its U.S. Affiliates and its U.S. citizens and U.S. resident personnel are prevented from being unlawfully involved in business with sanctioned countries and territories.
TeleSign has internal controls and measures in place to ensure compliance with such export control and sanction rules, as failure to comply with export control and sanction laws and regulations could expose TeleSign to civil or criminal penalties, fines, investigations, more onerous compliance requirements, loss of export privileges, debarment from government contracts, or limitations on its ability to enter into contracts with the U.S. or U.K. government.
Data Privacy and Cybersecurity
Many jurisdictions have enacted or are considering enacting or revising privacy, data protection or information security legislation, including laws, rules and regulations applying to the collection, use, storage, transfer, disclosure, or other processing of personal data, including for purposes of marketing and other communications.
CCPA and CPRA
In June 2018, California enacted the CCPA, which took effect on January 1, 2020 and established a new privacy framework for covered businesses, which includes TeleSign. The CCPA broadly defines personal information and gave California residents expanded privacy rights and protections, such as affording them the right to access and request deletion of their information and to opt out of certain sharing and sales of personal information. The CCPA provides for severe penalties and statutory damages for violations and a private right of action for certain data breaches that result in the loss of certain types of personal information.
In November 2020, California voters passed the California Privacy Rights Act of 2020, or CPRA. Effective in most material respects starting on January 1, 2023, the CPRA imposes additional obligations on companies covered by the legislation and will significantly modify the CCPA, including by expanding the CCPA with additional data privacy compliance requirements that may impact TeleSign’s business. The CPRA also establishes a regulatory agency dedicated to enforcing the CCPA and the CPRA. Other state legislatures are currently contemplating, and may pass or in the case of Virginia and Colorado, have passed, their own comprehensive data privacy and security laws, with potentially greater penalties and more rigorous compliance requirements relevant to TeleSign’s business, and many state legislatures have already adopted legislation that regulates how businesses operate online, including measures relating to privacy, data security, data breaches, and the protection of sensitive and personal information.
GDPR
Internationally, many jurisdictions have established their own legal frameworks governing privacy, data protection, and information security with which TeleSign may need to comply. For example, the EU has adopted the GDPR, which went into effect in May 2018 and contains numerous requirements and changes from previously existing EU law, including more robust obligations on data processors, controllers and data, and heavier documentation requirements for data protection compliance programs. The GDPR requires the implementation of more stringent operational requirements for processors and controllers of personal data, including, for example, transparent and expanded disclosure to data subjects about how their personal data is to be used, imposes limitations on retention of information, introduces mandatory data breach notification requirements, and sets higher standards for data controllers to demonstrate that they have obtained from data subjects valid consent for certain data processing activities. The GDPR also imposes strict rules on the transfer of personal data to countries outside the EEA, including the United States. Other countries have also passed or are considering passing laws requiring local data residency or restricting the international transfer of data.
Other Data Protection Laws
Many other jurisdictions outside the United States and the EU in which TeleSign has operations or for which such jurisdictions’ laws or regulations may apply to TeleSign, maintain laws and regulations relating to privacy, data protection, and information security that provide for extensive obligations in connection with the processing of personal data. Many of these legal regimes provide for substantial fines, penalties, or other consequences for noncompliance. TeleSign may be required to implement new measures or policies, or change its existing policies and measures or the features of its products and services, its technology, organization or architecture, in an effort to comply with the evolution of such laws, rules, and regulations relating to privacy, data protection and information security, which may require it to expend substantial financial and other resources adversely affecting TeleSign’s business, financial condition, and results of operations.
Although TeleSign is working to comply with applicable federal, state, and foreign laws, rules and regulations, industry standards, contractual obligations and other legal obligations that apply to it, those laws, rules, regulations, standards and obligations are evolving and may be modified, interpreted and applied in an inconsistent manner from one jurisdiction to another, and may conflict with one another, other requirements or legal obligations, TeleSign’s practices or its services.
Any failure or perceived failure by TeleSign to comply with federal, state or foreign laws, rules or regulations, industry standards, its internal or external privacy policies, contractual or other legal obligations relating to privacy, data protection or information security, or any actual, perceived or suspected security incident, whether or not resulting in accidental or unlawful destruction, loss, alteration, unauthorized disclosure of, or access to personal data or other data, may result in enforcement actions and prosecutions, private litigation, significant fines, penalties and censure, claims for damages by customers and other affected individuals, regulatory inquiries and investigations or adverse publicity and could cause TeleSign’s customers to lose trust in TeleSign, any of which could have an adverse effect on its reputation and business. For more information, see “Risk Factors — Risks Related to the Legal and Regulatory Environment”. TeleSign is subject to stringent laws, rules and regulations regarding privacy, data protection and information security. Any actual or perceived failure by TeleSign to comply with such laws, rules and regulations, the privacy or security provisions of TeleSign’s privacy policy, its contracts or other legal or regulatory requirements could result in proceedings, actions or penalties against TeleSign and materially adversely affect its business, financial condition, results of operations and reputation.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF NAAC
The following discussion and analysis should be read in conjunction with the financial statements and related notes of NAAC included elsewhere in this proxy statement/prospectus. This discussion contains forward-looking statements reflecting our current expectations, estimates and assumptions concerning events and financial trends that may affect our future operating results or financial position. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements.” Unless the context otherwise requires, any reference in this section of this proxy statement/prospectus to “we,” “us” or “our” refers to NAAC.
Overview
We are a blank check company incorporated in the Cayman Islands on October 14, 2020 formed for the purpose of effecting a merger, amalgamation, share exchange, asset acquisition, share purchase, reorganization or other similar business combination with one or more businesses. On January 26, 2021 (the “IPO Closing Date”), we completed our Initial Public Offering of 37,950,000 NAAC Units, including 4,950,000 NAAC Units that were issued pursuant to the underwriter’s exercise of its over-allotment option in full. The NAAC Units were sold at a price of $10.00 per unit, generating gross proceeds to us of approximately $379,500,000. We incurred offering costs of approximately $21.3 million, inclusive of approximately $13.3 million in deferred underwriting commissions.
On January 26, 2021, simultaneously with the consummation of the Initial Public Offering, we completed the private sale (the “Private Placement”) of 7,126,667 private placement warrants at a purchase price of $1.50 per warrant to our Sponsor generating gross proceeds to us of $10,690,000.
Approximately $379.5 million of the net proceeds from the Initial Public Offering and the Private Placement has been deposited in the Trust Account. The proceeds in the Trust Account may be invested in United States government securities within the meaning of Section 2(a)(16) of the Investment Company Act having a maturity of 185 days or less or in money market funds meeting certain conditions under Rule 2a-7 under the Investment Company Act, until the earlier of: (i) the completion of a business combination and (ii) the distribution of the Trust Account as described below.
If we are unable to complete an Initial Business Combination by the end of the Combination Period (or such later time as our shareholders may approve in accordance with the Existing Organizational Documents), we will (a) cease all operations except for the purpose of winding up, (b) as promptly as reasonably possible but not more than ten business days thereafter, redeem the public shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account including interest earned on the funds held in the Trust Account and not previously released to us to pay our taxes (less up to $100,000 of interest to pay dissolution expenses and net of taxes payable), divided by the number of then-outstanding public shares, which redemption will completely extinguish public shareholders’ rights as shareholders (including the right to receive further liquidating distributions, if any), subject to applicable law, and (c) as promptly as reasonably possible following such redemption, subject to the approval of our remaining shareholders and the NAAC Board, dissolve and liquidate, subject in each case to our obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law.
Proposed Business Combination
Business Combination Agreement
On December 16, 2021, we entered into the Business Combination Agreement with BICS, TeleSign, New Holdco and New SPAC, pursuant to which the Business Combination will be effected on the Closing Date in two steps: (a) NAAC will merge with and into New SPAC, with New SPAC surviving the SPAC Merger as a publicly traded entity and becoming the wholly owned subsidiary of New Holdco, and (b) New Holdco shall acquire all of the issued and outstanding shares of TeleSign Common Stock from BICS in exchange for New Holdco Common Stock and cash consideration.

The consummation of the Business Combination is subject to the approval of our shareholders and the satisfaction of other customary closing conditions, and the transactions are expected to be completed in          of 2022.
Transaction Support Agreement
Concurrently with the execution and delivery of the Business Combination Agreement, BICS, TeleSign, NAAC, New Holdco, the Sponsor and certain other parties affiliated with the Sponsor executed and delivered a transaction support agreement (the “Transaction Support Agreement”), pursuant to which the Sponsor and certain of its members agreed to support the approval and adoption of the transactions contemplated by the Business Combination Agreement, including agreeing to vote all NAAC ordinary shares owned by it in favor of the Business Combination, to waive the anti-dilution provisions set forth in Sections 17.3-17.6 of NAAC’s Amended and Restated Articles of Association, and to execute and deliver any further document, agreement or instrument of assignment, transfer or conveyance as necessary to effectuate the purposes thereof and as may be reasonably requested in writing by another party thereto.
In addition, the Sponsor agreed that, in the event that the shareholder redemption amount is greater than 50%, the Sponsor shall transfer to NAAC, for no consideration, the number of NAAC Founder Shares equal to such redemption percentage, minus 50%, multiplied by 3,795,000, subject to a maximum of 948,750 NAAC Founder Shares. The Sponsor further agreed to transfer to NAAC, for no consideration, 948,750 NAAC Founder Shares.
A&R Registration Rights Agreement
In connection with the Acquisition Closing, that certain Registration Rights Agreement, dated January 21, 2021, among NAAC, the Sponsor and certain persons and entities holding securities of NAAC (the “Initial Holders”), will be amended and restated substantially in the form attached to the Business Combination Agreement as Exhibit C (the “A&R Registration Rights Agreement”), and New Holdco, the Sponsor, certain persons and entities holding securities of New Holdco prior to the Acquisition Closing (together with the Sponsor, the “Initial Holders”), and certain persons and entities receiving New Holdco Common Stock or instruments exercisable for New Holdco Common Stock in connection with the Business Combination (the “New Holders” and, together with the Initial Holders, the “Registration Rights Holders”) will enter into the A&R Registration Rights Agreement. Pursuant to the A&R Registration Rights Agreement, New Holdco will agree that, within 30 calendar days after the consummation of the Business Combination, New Holdco will file with the SEC (at New Holdco’s sole cost and expense) a registration statement registering the resale of certain securities held by or issuable to the Registration Rights Holders (the “Resale Registration Statement”), and New Holdco will use its commercially reasonable efforts to have the Resale Registration Statement declared effective as soon as reasonably practicable after the filing thereof. In certain circumstances, the Initial Holders can demand up to three underwritten offerings and certain of the New Holders can demand up to three underwritten offerings, and all of the Registration Rights Holders can demand up to four block trades within any 12-month period and will be entitled to customary piggyback registration rights. The A&R Registration Rights Agreement does not provide for the payment of any cash penalties by New Holdco if it fails to satisfy any of its obligations under the A&R Registration Rights Agreement.
Subscription Agreements
In connection with the execution of the Business Combination Agreement, on December 16, 2021, NAAC entered into separate Subscription Agreements with each of the PIPE Investors, pursuant to which the PIPE Investors agreed to purchase, and NAAC agreed that New Holdco will sell to the PIPE Investors, an aggregate of 11,698,750 PIPE Shares for a purchase price of $9.19 per share and an aggregate purchase price of $107.5 million in the PIPE Financing.
The closing of the sale of the PIPE Shares pursuant to the Subscription Agreements will take place substantially concurrently with the Acquisition Closing and is contingent upon, among other customary closing conditions, the subsequent consummation of the Business Combination. The purpose of the PIPE Financing is to raise additional capital for use by the post-combination company following the Acquisition Closing.

Pursuant to the Subscription Agreements, NAAC agreed that, within 30 calendar days after the consummation of the Business Combination, New Holdco will file with the SEC (at New Holdco’s sole cost and expense) the PIPE Resale Registration Statement, and New Holdco will use its commercially reasonable efforts to have the PIPE Resale Registration Statement declared effective as soon as practicable after the filing thereof, but no later than the earlier of (a) 60 calendar days (or 90 calendar days if the SEC notifies New Holdco that it will review the PIPE Resale Registration Statement) following the Acquisition Closing and (b) the tenth business day after the SEC notifies New Holdco that the PIPE Resale Registration Statement will not be reviewed or will not be subject to further review.
Results of Operations
Our only activities from inception to September 30, 2021 were organizational activities and those necessary to prepare for our initial public offering, described below, and, after our initial public offering, identifying a target company for an Initial Business Combination. We do not expect to generate any operating revenues until after completion of our business combination. We generate non-operating income in the form of interest income on marketable securities held in our trust account and will recognize unrealized gains or losses from the changes in the fair values of our Warrants and forward purchase agreement. We are incurring expenses as a result of being a public company (for legal, financial reporting, accounting and auditing compliance), as well as due diligence expenses.
For the three months ended September 30, 2021, we had net income of $6,578,137, primarily driven by an unrealized gain on the change in the fair value of our warrants of $5,728,204 and our forward purchase agreement of $963,378 and interest income on investments in our trust of $9,568, partially offset by operating costs of $123,013.
For the nine months ended September 30, 2021, we had net income of $7,583,178, which consisted of interest income on investments in our trust of $78,481, an unrealized gain on the change in fair value of warrants of $9,180,997, and an unrealized gain on the change in fair value of the forward purchase agreement of $1,589,588, partially offset by operating costs of $2,407,691, and allocation of offering costs associated with warrant issuance of $858,197.
Liquidity and Capital Resources
On January 26, 2021, the Company consummated the initial public offering of 37,950,000 units (the “Units” and, with respect to the ordinary shares included in the Units being offered, the “Public Shares”), including 4,950,000 Units issued pursuant to the full exercise of the underwriters’ over-allotment option, at $10.00 per Unit, generating gross proceeds of $379,500,000.
Simultaneously with the closing of our initial public offering, the Company consummated the sale of 7,126,667 Private Placement Warrants (the “Private Placement Warrants”) at a price of $1.50 per Private Placement Warrant in a private placement to the Sponsor, generating total gross proceeds of $10,690,000.
Following the initial public offering and the sale of the Private Placement Warrants, an aggregate of $379,500,000 ($10.00 per Unit) was held in a Trust Account (“Trust Account”). Transaction costs of the IPO amounted to $21,328,541, consisting of $7,590,000 of underwriting discount, $13,282,500 of deferred underwriting discount, and $456,041 of other offering costs. Effective on the date of the IPO, $858,197 of offering costs associated with the issuance of the warrants was expensed while the remaining $20,470,344 was classified as equity.
On August 6, 2021, the Sponsor agreed to loan us up to $1,500,000 to be used for a portion of our expenses. These loans are non-interest bearing, unsecured and are due upon consummation of an Initial Business Combination. At the option of the Sponsor, the outstanding principle of the note may be converted into that number of warrants (“Conversion Warrants”) equal to the outstanding principle of the note divided by $1.50. In no case may the balance of the note be repaid out of funds in the Trust. On September 30, 2021 we owed $1,199,994 under the August 6, 2021 promissory note.
As of September 30, 2021, we have available to us $1.5 million of cash on our balance sheet and working capital of $80,000. We will use these funds primarily to identify and evaluate target businesses, perform business, legal, and accounting due diligence on prospective target businesses, travel to and from the offices, plants or similar locations of prospective target businesses or their representatives or owners, review corporate documents and material agreements of prospective target businesses, and structure, negotiate and complete a business combination. The interest income earned on the investments in the Trust Account are unavailable to fund operating expenses.
We intend to use substantially all of the funds held in the trust account, including any amounts representing interest earned on the trust account (less taxes payable) to complete our Initial Business Combination. We may withdraw interest from the trust account to pay franchise and income taxes. To the extent that our equity or debt is used, in whole or in part, as consideration to complete our Initial Business Combination, the remaining proceeds held in the trust account will be used as working capital to finance the operations of the target business or businesses, make other acquisitions and pursue our growth strategies.
We have engaged underwriters as advisors in connection with our business combination to assist us in holding meetings with our shareholders to discuss the potential business combination and the target business’s attributes, introduce us to potential investors that are interested in purchasing our securities in connection with the potential business combination, assist us in obtaining shareholder approval for the business combination and assist us with our press releases and public filings in connection with the business combination. We will pay the Marketing Fee for such services upon the consummation of our Initial Business Combination in an amount equal to, in the aggregate, 3.5% of the gross proceeds of our initial public offering, including any proceeds from the full or partial exercise of the over-allotment option.
In order to fund working capital deficiencies or finance transaction costs in connection with a business combination, our Sponsor or an Affiliate of our Sponsor or certain of our officers and directors may, but are not obligated to, loan us funds as may be required. As of September 30, 2021, approximately $1.2 million was borrowed from our Sponsor to pay certain operating expenses. If we complete a business combination, we may repay such loaned amounts out of the proceeds of the Trust Account released to us. In the event that a business combination does not close, we may use a portion of the working capital held outside the Trust Account to repay such loaned amounts, but no proceeds from our Trust Account would be used for such repayment. Up to $1,500,000 of such loans may be convertible into warrants of the post-business combination entity, at a price of $1.50 per warrant, at the option of the lender. The warrant would be identical to the private placement warrants.
We do not believe we will need to raise additional funds in order to meet the expenditures required for operating our business prior to our Initial Business Combination. However, if our estimates of the costs of identifying a target business, undertaking in-depth due diligence and negotiating an Initial Business Combination are less than the actual amount necessary to do so, we may have insufficient funds available to operate our business prior to our business combination. Moreover, we may need to obtain additional financing either to complete our business combination or because we become obligated to redeem a significant number of our public shares upon completion of our business combination, in which case we may issue additional securities or incur debt in connection with such business combination. If we are unable to complete our Initial Business Combination because we do not have sufficient funds available to us, we will be forced to cease operations and liquidate the trust account.
Related Party Transactions
NAAC Founder Shares
On November 10, 2020, 8,625,000 NAAC Founder Shares were issued to our Sponsor in exchange for the payment of $25,000 of expenses on our behalf. In January 2021, prior to the consummation of its Initial Public Offering, NAAC declared a share dividend satisfied by way of issuance of 0.1 of a share for each ordinary share in issue, resulting in our Sponsor holding an aggregate of 9,487,500 NAAC Founder Shares.
The holders of the NAAC Founder Shares have agreed, subject to limited exceptions, not to transfer, assign or sell any of their NAAC Founder Shares until the earlier to occur of: (a) one year after the completion of the Initial Business Combination and (b) subsequent to the Initial Business Combination, (i) if the last reported sale price of the Class A Ordinary Shares equals or exceeds $12.00 per share (as adjusted for share sub-divisions, share dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the consummation of the Initial Business

Combination, or (ii) the date on which we complete a liquidation, merger, share exchange or other similar transaction that results in all of our shareholders having the right to exchange their Ordinary Shares for cash, securities or other property.
Private Placement Warrants
Simultaneously with the closing of the Initial Public Offering, we completed the Private Placement of the private placement warrants to our Sponsor, generating gross proceeds to us of approximately $10.7 million. Each private placement warrant is exercisable for one Class A Ordinary Share at an exercise price of $11.50 per share. A portion of the proceeds from the sale of the private placement warrants was added to the proceeds from the Initial Public Offering held in the Trust Account. If the Initial Business Combination is not completed within the Combination Period, the proceeds from the sale of the private placement warrants held in the Trust Account will be used to fund the redemption of the Public Shares (subject to the requirements of applicable law) and the private placement warrants will expire worthless. The private placement warrants will be non-redeemable for cash and exercisable on a cashless basis so long as they are held by our Sponsor or its permitted transferees.
Our Sponsor and our officers and directors agreed, subject to limited exceptions, not to transfer, assign or sell any of their private placement warrants until 30 days after the completion of the Initial Business Combination.
Related Party Loans
On November 10, 2020, our Sponsor agreed to loan us up to $300,000 to be used for a portion of the expenses of the IPO. These loans are non-interest bearing, unsecured and were due at the earlier of June 30, 2021 or the closing of the IPO. As of January 26, 2021, we had drawn down $175,069 under the promissory note. The promissory note from the Sponsor was paid in full on March 3, 2021. The loan was repaid upon the closing of the IPO out of the $1,000,000 of offering proceeds that had been allocated to the payment of offering expenses. Since March 3, 2021 no additional funds have been borrowed under this promissory note.
In order to finance transaction costs in connection with an intended Business Combination, the Sponsor or an Affiliate of the Sponsor, or certain of our officers and directors may, but are not obligated to, loan NAAC funds as may be required (“Working Capital Loans”). If we complete the Initial Business Combination, we would repay the Working Capital Loans. In the event that the Initial Business Combination does not close, we may use a portion of the working capital held outside the Trust Account to repay the Working Capital Loans but no proceeds from the Trust Account would be used to repay the Working Capital Loans. Up to $1,500,000 of such Working Capital Loans may be convertible into private placement warrants at a price of $1.50 per warrant at the option of the lender. Such warrants would be identical to the private placement warrants issued at the time of the IPO.
On August 6, 2021, the Sponsor agreed to loan us up to $1,500,000 to be used for a portion of the expenses of NAAC. These loans are non-interest bearing, unsecured and are due upon consummation of an Initial Business Combination. At the option of the Sponsor, the outstanding principle of the note may be converted into that number of warrants equal to the outstanding principle of the note divided by $1.50. In no case may the balance of the note be repaid out of funds in the Trust. On September 30, 2021 we owed $1,199,994 under the August 6, 2021 promissory note.
Pursuant to the Transaction Support Agreement, the Sponsor and certain other shareholders of NAAC (i) waived any rights for either (A) the August 6, 2021 promissory note or (B) any other loans made by it or its Affiliates to NAAC or any of its Affiliates, to be converted into securities of NAAC and/or warrants exercisable for securities of NAAC or any of its Affiliates or their successors or assigns, and (ii) agreed that no such loans, if any, shall be converted into securities and/or warrants.
Registration Rights
The holders of the NAAC Founder Shares, private placement warrants, and warrants that may be issued upon conversion of Working Capital Loans (and any Class A Ordinary Shares issuable upon the exercise of the private placement warrants and warrants that may be issued upon conversion of Working

Capital Loans and upon conversion of the NAAC Founder Shares), and any Class A Ordinary Shares held by the initial shareholders and the Sponsor at the completion of the Initial Public Offering or acquired prior to or in connection with the Initial Business Combination, are entitled to registration rights pursuant to the registration rights agreement signed upon the effective date of the IPO. The holders of these securities, having a value of approximately $90 million in the aggregate (assuming none of NAAC’s public shares are redeemed and based on the closing price of the Class A Ordinary Shares and NAAC Warrants, respectively, on December 15, 2021), are entitled to make up to three demands that NAAC offer such securities in an underwritten offering. In addition, these holders also have certain “piggyback” registration rights with respect to certain underwritten offerings NAAC may conduct. NAAC will bear the expenses incurred in connection with the registration of such securities.
Administrative Services Agreement
Pursuant to an Administrative Services Agreement between us and our Sponsor, dated January 7, 2021 (the “Administrative Services Agreement”), we agreed to pay our Sponsor a total of $10,000 per month for office space, utilities, secretarial support and administrative services. Upon completion of the Initial Business Combination or our liquidation, the agreement will terminate. During the three and nine months ended September 30, 2021, we recorded $30,000 and $97,063, respectively, of administrative service fees, which are included in formation and operating costs in the accompanying unaudited condensed statements of operations. As of September 30, 2021, the amount due to the Sponsor for these fees is $97,063.
Consulting Agreements
Pursuant to the consulting agreements entered into by and between NAAC and Woodberry Management Services Ltd., in the event that NAAC completes an Initial Business Combination, Woodberry Management Services Ltd., a private investment firm of which Patrick Doran currently serves as the chief executive officer and founder, will be paid fees in the amount of approximately $1.7 million for corporate finance and consulting services provided to NAAC in connection with the Business Combination
Critical Accounting Policies
The preparation of financial statements and related disclosures in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and income and expenses during the periods reported. Actual results could materially differ from those estimates.
Ordinary Shares Subject to Possible Redemption
We account for our ordinary shares subject to possible redemption in accordance with the guidance in Accounting Standards Codification (“ASC”) Topic 480 “Distinguishing Liabilities from Equity.” Ordinary shares subject to mandatory redemption (if any) are classified as a liability instrument and are measured at fair value. Conditionally redeemable ordinary shares (including ordinary shares that feature redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within our control) are classified as temporary equity. At all other times, ordinary shares are classified as shareholders’ equity. Our ordinary shares feature certain redemption rights that are considered to be outside of our control and subject to the occurrence of uncertain future events. Accordingly, all ordinary shares subject to possible redemption are presented at redemption value as temporary equity, outside of the shareholders’ equity section of the balance sheet.
All of the Class A ordinary share sold as part of the Units in the IPO contain a redemption feature which allows for the redemption of such public shares in connection with our liquidation, if there is a shareholder vote or tender offer in connection with the Business Combination and in connection with certain amendments to our certificate of incorporation. In accordance with SEC and its staff’s guidance on redeemable equity instruments, which has been codified in ASC 480-10-S99, redemption provisions not solely within the control of NAAC require ordinary share subject to redemption to be classified outside of permanent equity.

If it is probable that the equity instrument will become redeemable, we have the option to either accrete changes in the redemption value over the period from the date of issuance (or from the date that it becomes probable that the instrument will become redeemable, if later) to the earliest redemption date of the instrument or to recognize changes in the redemption value immediately as they occur and adjust the carrying amount of the instrument to equal the redemption value at the end of each reporting period. We recognize changes in redemption value immediately as they occur. Immediately upon the closing of the IPO, we recognized the accretion from initial book value to redemption amount value. The change in the carrying value of redeemable ordinary share resulted in charges against additional paid-in capital and accumulated deficit.
As of September 30, 2021, the ordinary shares subject to possible redemption reflected on the balance sheet are reconciled in the following table:
Gross proceeds from IPO	$379,500,000
Less:
Proceeds allocated to Public Warrants	(15,306,500)
Ordinary share issuance costs	(20,470,344)
Plus:
Remeasurement adjustment of carrying value to redemption value	35,776,844
Ordinary shares subject to possible redemption	$379,500,000
Net Income Per Ordinary Share
We comply with accounting and disclosure requirements of FASB ASC Topic 260, “Earnings Per Share”. Net income (loss) per ordinary share is computed by dividing net income (loss) by the weighted average number of ordinary shares outstanding for the period. We apply the two-class method in calculating earnings per share. Remeasurement adjustments associated with the redeemable shares of Class A ordinary shares is excluded from earnings per share as the redemption value approximates fair value.
The calculation of diluted income (loss) per share does not consider the effect of the warrants issued in connection with the (i) IPO, and (ii) the private placement because the warrants are contingently exercisable, and the contingencies have not yet been met. The warrants are exercisable to purchase 19,776,667 Class A ordinary shares in the aggregate. As of September 30, 2021 and 2020, we did not have any dilutive securities or other contracts that could, potentially, be exercised or converted into ordinary shares and then share in the earnings of NAAC As a result, diluted net income (loss) per ordinary share is the same as basic net income (loss) per ordinary share for the periods presented.
We have two classes of shares, which are referred to as Class A ordinary shares and Class B ordinary shares. Earnings and losses are shared pro rata between the two classes of shares. Private and public warrants to purchase 19,776,667 Class A ordinary shares at $11.50 per share were issued on January 26, 2021. No warrants were exercised during the three or nine months ended September 30, 2021. The calculation of diluted income per ordinary share does not consider the effect of the warrants issued in connection with the (i) IPO, (ii) exercise of over-allotment, and (iii) Private Placement since the exercise of the warrants are contingent upon the occurrence of future events. As a result, diluted net income per common share is the same as basic net income per common share for the period. Accretion of the carrying value of Class A ordinary shares to redemption value is excluded from net income per ordinary share because the redemption value approximates fair value.
	For the three months ended September 30, 2021		For the nine months ended September 30, 2021
	Class A	Class B	Class A	Class B
Basic and diluted net income per share
Numerator:
Allocation of net income	$5,262,510	$1,315,627	$5,914,879	$1,668,299

	For the three months ended September 30, 2021		For the nine months ended September 30, 2021
	Class A	Class B	Class A	Class B
Denominator
Weighted-average shares outstanding	37,950,000	9,487,500	34,474,725	9,487,500
Basic and diluted net income per share	$0.14	$0.14	$0.17	$0.18
Derivative Financial Instruments
The Company evaluates its financial instruments to determine if such instruments are derivatives or contain features that qualify as embedded derivatives in accordance with ASC Topic 815, “Derivatives and Hedging”. Derivative instruments are recorded at fair value on the grant date and re-valued at each reporting date, with changes in the fair value reported in the statements of operations. Derivative assets and liabilities are classified on the balance sheet as current or non-current based on whether or not net-cash settlement or conversion of the instrument could be required within 12 months of the balance sheet date. The Company has determined its public warrants, private warrants, contingent forward purchase warrants and Working Capital Loans Option are derivative instruments.
FASB ASC 470-20, Debt with Conversion and Other Options addresses the allocation of proceeds from the issuance of convertible debt into its equity and debt components. The Company applies this guidance to allocate IPO proceeds from the Units between Class A ordinary shares and warrants, using the residual method by allocating IPO proceeds first to fair value of the warrants and contingent forward purchase units and then the Class A ordinary shares.
Warrant Liabilities
The Company accounts for warrants as either equity-classified or liability-classified instruments based on an assessment of the warrant’s specific terms and applicable authoritative guidance in ASC 480, Distinguishing Liabilities from Equity (“ASC 480”) and ASC 815, Derivatives and Hedging (“ASC 815”). The assessment considers whether the warrants are freestanding financial instruments pursuant to ASC 480, meet the definition of a liability pursuant to ASC 480, and whether the warrants meet all of the requirements for equity classification under ASC 815, including whether the warrants are indexed to the Company’s own ordinary shares, among other conditions for equity classification. This assessment, which requires the use of professional judgment, is conducted at the time of warrant issuance and as of each subsequent quarterly period end date while the warrants are outstanding.
For issued or modified warrants that meet all of the criteria for equity classification, the warrants are required to be recorded as a component of additional paid-in capital at the time of issuance.
For issued or modified warrants that meet all of the criteria for equity classification, the warrants are required to be recorded as a component of additional paid-in capital at the time of issuance. For issued or modified warrants that do not meet all the criteria for equity classification, the warrants are required to be recorded as a liability at their initial fair value on the date of issuance, and each balance sheet date thereafter. Changes in the estimated fair value of the warrants are recognized as a non-cash gain or loss on the statements of operations. The fair value of the Private Placement Warrants and contingent Forward Purchase Agreement Units was estimated using a Monte Carlo simulation approach and the fair value of the Public Warrants was based on the closing market price as of September 30, 2021.
Forward Purchase Agreement Liabilities
The contingent forward purchase units and their component securities would be identical to the units issued at the close of the IPO, except that the contingent forward purchase units and their component securities would be subject to transfer restrictions and certain registration rights, as described in the prospectus. The Company accounts for the forward purchase units and their component securities as either equity-classified or liability-classified instruments under the Company’s Derivative Financial Instrument policy.

Working Capital Loans Option
On August 6, 2021, the Sponsor agreed to loan the Company up to $1,500,000 to be used for a portion of the expenses of the Company. At the option of the Sponsor, the outstanding principle of $1,199,994 may be converted into that number of warrants (“Conversion Warrants”) equal to the outstanding principle of the note divided by $1.50 (approximately 800,000 warrants). The option (“Working Capital Loan Option”) to convert the working capital loans into warrants qualifies as an embedded derivative under ASC 815 and is required to be reported at fair value. On September 30, 2021 the value of the Working Capital Loan Option was $0.
Income Taxes
The Company accounts for income taxes under ASC 740 Income Taxes (“ASC 740”). ASC 740 requires the recognition of deferred tax assets and liabilities for both the expected impact of differences between the financial statement and tax basis of assets and liabilities and for the expected future tax benefit to be derived from tax loss and tax credit carry forwards. ASC 740 additionally requires a valuation allowance to be established when it is more likely than not that all or a portion of deferred tax assets will not be realized.
ASC 740 also clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements and prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim period, disclosure and transition.
The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. There were no unrecognized tax benefits and no amounts accrued for interest and penalties as of September 30, 2021 and December 31, 2020. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position.
There is currently no taxation imposed on income by the Government of the Cayman Islands. In accordance with Cayman Islands income tax regulations, income taxes are not levied on the Company. Consequently, incomes taxes are not reflected in the Company’s financial statements. The Company’s management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months.
Risks and Uncertainties
Management is currently evaluating the impact of the COVID-19 pandemic on the industry and has concluded that while it is reasonably possible that the virus could have a negative effect on our financial position, results of its operations and/or search for a target company, the specific impact is not readily determinable as of the date of these financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.
Recent Accounting Pronouncements
In August 2020, the FASB issued Accounting Standards Update (“ASU”) 2020-06, Debt — Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging — Contracts in Entity’s Own Equity (Subtopic 815-40) (“ASU 2020-06”) to simplify accounting for certain financial instruments. ASU 2020-06 eliminates the current models that require separation of beneficial conversion and cash conversion features from convertible instruments and simplifies the derivative scope exception guidance pertaining to equity classification of contracts in an entity’s own equity. The new standard also introduces additional disclosures for convertible debt and freestanding instruments that are indexed to and settled in an entity’s own equity. ASU 2020-06 amends the diluted earnings per share guidance, including the requirement to use the if-converted method for all convertible instruments. ASU 2020-06 is effective January 1, 2022 and should be applied on a full or modified retrospective basis, with early adoption permitted beginning on

January 1, 2021. We are currently assessing the impact, if any, that ASU 2020-06 would have on its financial position, results of operations or cash flows.
Our management does not believe that any other recently issued, but not yet effective, accounting standards if currently adopted would have a material effect on the accompanying financial statements.
Off-Balance Sheet Arrangements
As of September 30, 2021 and December 31, 2020, we did not have any off-balance sheet arrangements as defined in Item 303(a)(4)(ii) of Regulation S-K.
Contractual Obligations
Registration Rights
The holders of the NAAC Founder Shares, private placement warrants, and warrants that may be issued upon conversion of Working Capital Loans (and any Class A Ordinary Shares issuable upon the exercise of the private placement warrants and warrants that may be issued upon conversion of Working Capital Loans and upon conversion of the NAAC Founder Shares) are entitled to registration rights pursuant to the IPO Registration Rights Agreement. The holders of these securities are entitled to make up to three demands, excluding short form demands, that the Company registers such securities. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the completion of the Initial Business Combination. We will bear the expenses incurred in connection with the filing of any such registration statements.
Underwriting Agreement
We granted the underwriter in our Initial Public Offering a 45-day option from the date of the final prospectus for our Initial Public Offering to purchase up to 4,950,000 additional NAAC Units at the Initial Public Offering price less the underwriting discounts and commissions. On January 26, 2021, the underwriter fully exercised its over-allotment option.
The underwriter was entitled to an underwriting discount of $0.20 per unit, or approximately $7.6 million in the aggregate, paid upon the closing of our Initial Public Offering. In addition, $0.35 per unit, or approximately $13.3 million in the aggregate, will be payable to the underwriter for deferred underwriting commissions. The deferred fee will become payable to the underwriter from the amounts held in the Trust Account solely in the event that we complete an Initial Business Combination, subject to the terms of our underwriting agreement.
Emerging Growth Company Status
We are an “emerging growth company,” as defined in Section 2(a) of the Securities Act of 1933, as amended, (the “Securities Act”), as modified by the Jumpstart our Business Startups Act of 2012, (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.
Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. We have elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, NAAC, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of our financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

INFORMATION ABOUT NAAC
Unless the context otherwise requires, any reference in this section of this proxy statement/prospectus to “we,” “us” or “our” refers to NAAC.
Overview
NAAC is a blank check company incorporated as a Cayman Islands exempted company and formed for the purpose of effecting a merger, amalgamation, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses or entities.
On November 10, 2020, our Sponsor purchased 8,625,000 Class B ordinary shares for $25,000, or approximately $0.003 per share. In January 2021, prior to closing our Initial Public Offering, we declared a share dividend satisfied by way of issuance of 0.1 of a share for each ordinary share in issue, resulting in our Sponsor holding an aggregate of 9,487,500 NAAC Founder Shares.
On January 26, 2021, NAAC completed its Initial Public Offering of 37,950,000 NAAC Units, including 4,950,000 NAAC Units that were issued pursuant to the underwriter’s exercise of its over-allotment option in full. The NAAC Units were sold at a price of $10.00 per unit, generating gross proceeds to us of approximately $379.5 million. NAAC incurred offering costs of approximately $21.3 million, inclusive of approximately $13.3 million in deferred underwriting commissions.
On January 26, 2021, simultaneously with the closing of the Initial Public Offering, NAAC completed the private sale of 7,126,667 Private Placement Warrants at a purchase price of $1.50 per warrant to our Sponsor, generating gross proceeds to NAAC of approximately $10.7 million. Each private placement warrant entitles the holder to purchase one Class A Ordinary Share at $11.50 per share, subject to adjustment. The private placement warrants (including the Class A Ordinary Shares issuable upon exercise thereof) may not, subject to certain limited exceptions, be transferred, assigned or sold by the holder until 30 days after the completion of our Initial Business Combination.
Approximately $379.5 million of the net proceeds from the Initial Public Offering and the sale of the private placement warrants has been deposited in the Trust Account established for the benefit of the public shareholders. The net proceeds held in the Trust Account includes approximately $13.3 million of deferred underwriting discounts and commissions that will be released to the underwriter of the Initial Public Offering upon completion of our Initial Business Combination. Of the gross proceeds from the Initial Public Offering and the sale of the private placement warrants that were not deposited in the Trust Account, $7.6 million was used to pay underwriting discounts and commissions in the Initial Public Offering, $175,069 was used to repay loans and advances from our Sponsor, and the balance was reserved to pay accrued offering and formation costs, business, legal and accounting due diligence expenses on prospective acquisitions and continuing general and administrative expenses.
The NAAC Founder Shares that we issued prior to the IPO will automatically convert into Class A Ordinary Shares at the time of the Business Combination on a one-for-one basis. In connection with the execution of the Business Combination Agreement, the Initial Shareholders entered into the Transaction Support Agreement, pursuant to which, among other things, the Initial Shareholders agreed to vote all the NAAC Founder Shares and any NAAC Ordinary Shares held by them in favor of the adoption and approval of the Business Combination Agreement and the Business Combination.
NAAC intends to effectuate the Business Combination using cash from the proceeds of its Initial Public Offering, the sale of the private placement warrants and from additional issuances, if any, of shares, debt or a combination of shares and debt. However, NAAC cannot assure you that it will be able to complete the Business Combination.
Initial Business Combination
Nasdaq rules require that we must complete one or more business combinations having an aggregate fair market value of at least 80% of the net assets held in the Trust Account (net of amounts disbursed to NAAC’s management for working capital purposes and excluding the amount of any deferred underwriting discount held in the Trust Account).

Redemption Rights for Holders of Public Shares
We are providing our public shareholders with the opportunity to elect to redeem their public shares for cash equal to a pro rata share of the aggregate amount then on deposit in the Trust Account, including interest not previously released to us to pay our taxes, divided by the number of then-outstanding public shares, upon the consummation of the Business Combination, subject to the limitations described herein. As of September 30, 2021, the amount in the Trust Account, including interest not previously released to us to pay our taxes, is $10.00 per share. Our Sponsor, officers and directors have agreed, in connection with our IPO and as an inducement for us and the underwriter to proceed with our IPO, to waive their redemption rights with respect to the NAAC Founder Shares and any public shares they may hold in connection with the consummation of the Business Combination. The NAAC Founder Shares will be excluded from the pro rata calculation used to determine the per share redemption price applicable to public shares that are redeemed.
Submission of Initial Business Combination to a Shareholder Vote
The extraordinary general meeting to which this proxy statement/prospectus relates is being held to solicit your approval of, among other things, the Business Combination, which would constitute an Initial Business Combination under the terms of the Existing Organizational Documents. Unlike some other blank check companies, NAAC public shareholders are not required to vote against the Business Combination in order to exercise their redemption rights. If the Business Combination is not completed, then public shareholders electing to exercise their redemption rights will not be entitled to receive such payments. Our Sponsor, directors and officers have agreed to vote any Class A Ordinary Shares and Class B Ordinary Shares owned by them in favor of the Business Combination.
Limitation on Redemption Rights
Notwithstanding the foregoing, the Existing Organizational Documents provide that a public shareholder, together with any Affiliate of such shareholder or any other person with whom such shareholder is acting in concert or as a “group” (as defined under Section 13(d)(3) of the Exchange Act), will be restricted from seeking redemptions with respect to more than an aggregate of 15% of the Class A Ordinary Shares included in the units sold in the IPO.
Employees
NAAC currently has three officers. These individuals are not obligated to devote any specific number of hours to our matters but they intend to devote as much of their time as they deem necessary to our affairs until we have completed our Initial Business Combination. The amount of time that they will devote in any time period will vary based on whether a target business has been selected for our Initial Business Combination and the stage of the Business Combination process we are in.
Management
Executive Officers and Directors
Our current executive officers and directors are set forth below:
Name	Age	Position
Andrew Morgan	65	Chairman of the Board
Gary Quin*	51	Chief Executive Officer and Director
Patrick Doran*	55	President and Director
Mark Keating*	52	Chief Financial Officer
Dimitri Panayotopoulos	70	Director
Tamara Sakovska	44	Director

*
Denotes an executive officer.

Andrew Morgan, Chairman of the Board
Andrew Morgan has served as NAAC’s Chairman of the Board since inception. Mr. Morgan has 35 years of international consumer packaged goods industry experience and possesses global operating experience. Mr. Morgan spent the majority of his career at Diageo plc, an FTSE top 10 company, where he held a range of leadership positions and played a major role in growing the business and extending the company’s global outreach over his 27 year tenure. In 1987, he joined Guinness  —  which merged with Grand Metropolitan to create Diageo in 1997  —  and has since held a succession of marketing, strategy and executive roles. He served as Head of Strategic Innovation from 1998 to 2001, was a member of the Executive Committee from 2002 to 2014, was President of Europe from 2004 to 2012, where the division he oversaw generated roughly £2.5 billion of sales per annum and £900 million in operating profits, and was Head of New Business from 2012 to 2014. Through his roles at Diageo, Mr. Morgan brings a global mindset and has become intimately familiar with acquiring and running businesses in the United States, Latin America, Asia and Africa, and Europe. During his tenure at Diageo, Mr. Morgan helped steer critical acquisitions and divestitures that shaped the current Diageo portfolio and business, including:
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the acquisition of The Seagram Company Limited by Diageo and Pernod-Ricard for $8.15 billion in 2001, Diageo’s largest acquisition since its formation in 1997, adding Crown Royal and Captain Morgan to Diageo’s diversified brand portfolio;

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the divestiture of Diageo’s Malibu Rum brand to Allied Domecq plc for an undisclosed sum in 2002, paving the way for relieving government anticompetitive concerns and completing the Seagram’s acquisition; and

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the acquisition of Mey Içki by Diageo for £1.3 billion in 2011, adding new geographic distribution in the high-growth, developing Turkish spirits market.

Prior to Diageo, Mr. Morgan excelled in various senior marketing roles at KFC Corporation from 1985 to 1987 and the Gillette Company from 1978 to 1985 where he led a number of major sports sponsorships throughout his career and developed an expertise in digital marketing. Additionally, Mr. Morgan served as the President of AIM from 2008 to 2012. AIM represents directly or indirectly approximately 2,500 companies accounting for approximately €650 billion in annual sales. Members are manufacturers of branded consumer products united in their purpose to build strong, evocative brands.
After leaving Diageo in 2014, Mr. Morgan has been a private investor in a number of consumer goods and technology start-ups. He is currently Executive Chairman of a Norwegian company, The Island Rum Company, Chairman and co-founder of AYR Ltd., which is co-developing vaping technology with British American Tobacco, and non-executive Chairman of The Cafepod Coffee Company.
Mr. Morgan is currently a member of the board of directors of the University of Leicester and previously served on the boards of directors of Aryzta AG (SWX:ARYN) and British Airways plc. He received a B.A. from the University of Manchester in 1978.
Gary Quin, Chief Executive Officer and Director
Gary Quin has served as NAAC’s Chief Executive Officer and as a director of NAAC since inception. Mr. Quin has over 30 years of corporate and financial experience and has executed approximately $60 billion in M&A and capital market transactions throughout his career.
Previously, Mr. Quin was Vice Chairman of Credit Suisse Group investment banking in Europe from 2010 to December 2019 and also served as Senior Advisor to The Blackstone Group from 2011 to 2012.
Prior to this, Mr. Quin was CEO of telecom-focused, private equity firm Blackrock Communications Ltd. from 2005 to 2010. Mr. Quin’s tenure at Blackrock Communications Ltd. was highlighted by a number of notable private and public telecom deals, including the acquisition of Melita Limited where he helped nearly double EBITDA in a three year span from 2011 to 2014. At the time of sale, Melita had the leading ARPU in the Maltese market across all products and the best performance in Europe of a cable TV player launching mobile telephony. From 2011 to 2014, Melita witnessed a revenue CAGR of 7.3%, EBITDA grew at a CAGR of 24.6%, increasing roughly 2.0x, and EBITDA margins grew to 50%. Over the life of his investment in Melita and position as board member, Mr. Quin was critical in transforming the business from a pay-TV-centric cable operator into one of Europe’s first fully integrated quadruple-play telecom operators, with market leading positions in broadband and pay-TV and a fast growing market share in mobile.
Prior to Blackrock Communications Ltd., from 2001 to 2005, Mr. Quin fulfilled various financial roles with Digicel Group Limited, a global mobile phone network and home entertainment provider. Digicel Group Limited, which received an early investment from The Blackstone Group, was launched in 2001 and grew to have 14 million subscribers across 32 countries.
Currently, Mr. Quin is a board member of Venturerock BV, a Dutch venture capital firm. Mr. Quin’s corporate, banking and advisory relationships and network among financial sponsors and the venture capital community provides us invaluable deal sourcing capabilities and access to high-quality acquisition opportunities.
Mr. Quin’s notable transactions include the following:
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leading the capital raise for four blank check REIT IPOs: Hibernia REIT plc (€365 million), Irish Residential Properties REIT plc (€200 million), Cairn Homes plc (€440 million) and Glenveagh Properties plc (€550 million);

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originating and financing for Credit Suisse Group AG’s global coordinator role on the $25.6 billion IPO of Saudi Arabian Oil Company Aramco in 2019, then the world’s largest IPO;

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serving as a director and shareholder of Melita Cable from 2009 to 2015; from 2011 to 2014, Melita Cable expanded its EBITDA margins by approximately 1,800 basis points; Melita Cable was sold to Apax Partners SAS in 2015;

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advising the Irish Government on its €1.5 billion sale of Aer Lingus Group DAC;

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leading the restructuring and acquisition of eircom Limited, an approximately €550 million EBITDA business, and Ireland’s largest restructuring deal ever;

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leading a €1.1 billion PIPE by Wilbur Ross, Fairfax Financial Holdings and Fidelity Investments into the Bank of Ireland Group to prevent the Bank of Ireland Group from being nationalized; and

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serving as a member of the Irish Government’s advisory panel and on Credit Suisse Group’s Brexit Committee interacting and lobbying with various European governments.

Patrick Doran, President
Patrick Doran has served as NAAC’s President since inception. Mr. Doran is a successful business leader, packaging operator and real estate entrepreneur with over 30 years of experience. From 1990 to 2016, Mr. Doran served as CEO of Americk Packaging Group, headquartered in Dublin, Ireland, and oversaw the company’s sale to Saica Group in 2016. Mr. Doran’s notable accomplishments at Americk Packaging Group include the following:
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instituting a disciplined operating approach by establishing best-in-class management teams, implementing efficient, lean manufacturing techniques and building sophisticated commercial teams to drive value-added and higher-margin products and services;

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growing the Americk Packaging Group through multiple, highly synergistic acquisitions that broadened the company’s products and services offering, geographic reach and capabilities; and

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expanding, through organic and inorganic growth, the company’s EMEA presence from the United Kingdom and Ireland through sales to over the entire region.

Mr. Doran is currently the CEO and Founder of Woodberry Capital, a private investment firm founded in 2017 that invests in businesses with the potential to create substantial long-term value. Mr. Doran has demonstrated his ability to invest and operate businesses in multiple sectors. Under Mr. Doran’s leadership, Woodberry Capital has made investments across numerous sectors including logistics, last mile delivery, technology and construction. Additionally, Mr. Doran is an accomplished real estate investor and has overseen numerous real estate transactions with a combined investment value of approximately €540 million.

Mark Keating, Chief Financial Officer
Mark Keating has served as NAAC’s Chief Financial Officer since inception. Mr. Keating has over 30 years of experience in senior finance positions within international property, wealth management and consultancy sectors. Mr. Keating was Director of Finance at Accenture plc where he oversaw a business that controlled Client Financial Management for Accenture plc’s EMEA consulting business and was involved in Accenture plc’s successful $1.67 billion IPO in 2001. In recent years, Mr. Keating has served as CFO of single family offices ECA Capital Limited and Woodberry Capital. Through these roles, Mr. Keating has led over $1 billion of marquee commercial property transactions across Europe and the United States. Mr. Keating attended the Dublin Technological University and received his ACCA qualification in 1994 and his professional diploma from the University College Dublin in 2017.
Additional Directors
Together, the additional directors have in excess of 55 years of combined professional experience spread across leading global financial, consulting and consumer-oriented firms.
Dimitri Panayotopoulos has served as a director of NAAC since completion of its IPO in January 2021. Mr. Panayotopoulos possesses significant global operating experience in helping build several billion dollar brands around the world. Mr. Panayotopoulos spent 37 years at The Procter & Gamble Company, serving most recently in various leadership roles including Advisor to the Chairman and Chief Executive Officer from 2013 to 2014, Vice Chair Global Business Units from 2011 to 2014 and Vice Chair of Global Household Care from 2007 to 2011. As Vice Chair Global Business Units, Mr. Panayotopoulos was responsible for leading efforts around breakthrough innovations and speed to market across all of The Procter & Gamble Company’s businesses. Mr. Panayotopoulos began his distinguished career at Procter & Gamble in the company’s sales organization in the United Kingdom. He continued to build experience across the advertising and marketing groups before moving on to various country manager positions. His work around the world consistently culminated in a market leadership position for P&G. In his eight years in China, Mr. Panayotopoulos built the company’s business from disjointed franchises into a market leadership position in beauty products. He then managed Procter & Gamble’s 110-country market-development organization in Central Eastern Europe, the Middle East, and Africa and spearheaded the creation of a unified approach to brands and businesses in those markets. After being named Group President of Global Fabric Care in 2004, Panayotopoulos helped build Downy, Lenor, and Gain into billion-dollar brands. Mr. Panayotopoulos is currently a senior, global advisor at the Boston Consulting Group. Mr. Panayotopoulos has served on the board of public companies with nearly $100 billion in aggregate market capitalization and public and private companies with aggregate annual revenue of over $35 billion. Mr. Panayotopoulos currently sits on the boards of British American Tobacco plc (LSE:BATS), JBS USA Holdings, Inc., Airways Therapeutics, Inc., Information Resources, Inc. and, previously, Coveris Management GmbH and Logitech International S.A. (SWX:LOGN).
Tamara Sakovska has served as a director of NAAC since completion of its IPO in January 2021. Ms. Sakovska is an accomplished finance executive and board director with over 20 years of finance, investment and corporate governance experience in a wide breadth of industries and an extensive network that spans Europe, the Middle East and Africa (EMEA). Ms. Sakovska has deep, global transaction experience ranging from growth equity financings to leveraged buyouts in 14 countries in the technology, telecommunications, energy, natural resources, real estate and consumer sectors, among others. Ms. Sakovska is also a tenured board member with an extensive track record of managing complex strategic and corporate governance issues in publicly listed and private companies. Ms. Sakovska was admitted as a Chartered Director at the London-based Institute of Directors (IoD) in 2016 and won the Director of the Year IoD Award in 2018. Her experience includes serving as an Investment Executive for Permira Advisers from 2004 to 2007, where she focused on origination, evaluation and execution of large buyout investments across the consumer sector in Western Europe. During her time at Permira, she completed leveraged buyout transactions in the consumer, hospitality and leisure sectors. From 2007 to 2013, she served as Head of Origination in Europe for Eton Park International, a global investment manager founded by a team of former Goldman Sachs partners in 2004 with $11 billion of assets. Ms. Sakovska captained deal origination efforts and was responsible for managing a portfolio of roughly $950 million of assets operating across EMEA. Notable transactions include investments in Volia Cable, RCS & RDS, Talvivaara Mining, Markit, Euroseas,

KKR Private Equity Investors, L.P. and Reliance Capital Asset Management. From 2014 to 2017, Ms. Sakovska served as an Investment Partner at Global Family Partners, where she originated, evaluated and executed direct investments and special situations globally including transactions in The Ritz-Carlton Yacht Collection, Garden Tower, Virgin Mobile Latin America and IHS Towers. In 2017, Ms. Sakovska founded and currently heads Lavra Group, a firm that collaborates with funds, family offices and principal investing platforms as a senior advisor in the areas of private equity investment and corporate governance. Ms. Sakovska currently serves as an Independent Non-Executive Director and Chair of the Nomination Committee on the board of JP Morgan Russian Securities Plc (an LSE-listed investment trust) and as an Operating Committee Officer and Investment Selection Committee Member at Stanford Angels of the United Kingdom. She has previous board experience at Eton Park, where she served as a non-executive director and provided operational insight on various portfolio company boards. Ms. Sakovska was commissioned by Wiley in 2019 to author The Private Equity Toolkit, a hands-on guide for the finance community that focuses on technical fundamentals and practical judgment skills in private equity deal execution (expected release in 2022).
Number and Terms of Office of Officers and Directors
NAAC’s board of directors consists of five members and is divided into three classes with only one class of directors being appointed in each year, and with each class (except for those directors appointed prior to our first general meeting) serving a three-year term. The term of office of the first class of directors, consisting of Ms. Sakovska and Mr. Panayotopoulos, will expire at our first annual general meeting. The term of office of the second class of directors, consisting of Messrs. Morgan and Quin, will expire at the second annual general meeting. The term of office of the third class of directors, consisting of Mr. Doran, will expire at our third annual general meeting.
Only holders of Class B Ordinary Shares have the right to appoint directors in any general meeting held prior to or in connection with the completion of the Initial Business Combination. Holders of NAAC’s public shares will not be entitled to vote on the appointment of directors during such time. These provisions of NAAC’s Amended and Restated Memorandum and Articles of Association relating to the rights of holders of Class B ordinary shares to appoint directors may be amended by a special resolution passed the holders of at least at least 90% of the ordinary shares of NAAC represented in person or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting. NAAC’s officers are appointed by the board of directors and serve at the discretion of the board of directors, rather than for specific terms of office. The NAAC Board is authorized to appoint officers as it deems appropriate pursuant to NAAC’s Amended and Restated Memorandum and Articles of Association.
Board Leadership Structure
NAAC believes that the structure of the NAAC Board and its committees will provide strong overall management of NAAC.
Director Independence
The rules of Nasdaq require that a majority of the NAAC Board be independent. An “independent director” is defined generally as a person who has no material relationship with the listed company (either directly or as a partner, stockholder or officer of an organization that has a relationship with the company). The NAAC Board has determined that Andrew Morgan, Dimitri Panayotopoulos and Tamara Sakovska are “independent directors” as defined in Nasdaq listing standards and applicable SEC rules. Our independent directors have regularly scheduled meetings at which only independent directors are present.
Committees of the NAAC Board
The NAAC Board has three standing committees: an audit committee, a compensation committee and a nominating and corporate governance committee. Subject to phase-in rules, the rules of Nasdaq and Rule 10A under the Exchange Act require that the audit committee of a listed company be comprised solely of independent directors. Subject to phase-in rules and a limited exception, the rules of Nasdaq require that the audit committee of a listed company be comprised solely of independent directors, and the rules of

Nasdaq require that the compensation committee and the nominating and corporate governance committee of a listed company be comprised solely of independent directors. The charter of each committee is available on our website.
Audit Committee
The NAAC Board has established an audit committee of the board of directors. Messrs. Morgan and Panayotopoulos and Ms. Sakovska will serve as the members and Mr. Morgan serves as chair of the audit committee. Messrs. Morgan and Panayotopoulos and Ms. Sakovska are independent of and unaffiliated with our sponsor and our underwriters.
Each of Messrs. Morgan and Panayotopoulos and Ms. Sakovska is financially literate and the NAAC Board has determined that Mr. Morgan qualifies as an “audit committee financial expert” as defined in applicable SEC rules and has accounting or related financial management expertise.
The NAAC Board has adopted an audit committee charter, which details the principal functions of the audit committee, including:
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assisting with board oversight of (1) the integrity of NAAC’s financial statements, (2) NAAC’s compliance with legal and regulatory requirements, (3) NAAC’s independent registered public accounting firm’s qualifications and independence, and (4) the performance of NAAC’s internal audit function and independent auditors; the appointment, compensation, retention, replacement, and oversight of the work of the independent auditors and any other independent registered public accounting firm engaged by NAAC;

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pre-approving all audit and non-audit services to be provided by the independent auditors or any other registered public accounting firm engaged by NAAC, and establishing pre-approval policies and procedures; reviewing and discussing with the independent auditors all relationships the auditors have with NAAC in order to evaluate their continued independence;

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setting clear policies for audit partner rotation in compliance with applicable laws and regulations; obtaining and reviewing a report, at least annually, from the independent registered public accounting firm describing (1) the independent auditor’s internal quality-control procedures and (2) any material issues raised by the most recent internal quality-control review, or peer review, of the audit firm, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years respecting one or more independent audits carried out by the firm and any steps taken to deal with such issues;

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meeting to review and discuss NAAC’s annual audited financial statements and quarterly financial statements with management and the independent auditor, including reviewing NAAC’s specific disclosures under “Management’s Discussion and Analysis of Financial Condition and Results of Operations”; reviewing and approving any related party transaction required to be disclosed pursuant to Item 404 of Regulation S-K promulgated by the SEC prior to NAAC entering into such transaction; and

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reviewing with management, the independent auditors, and NAAC’s legal advisors, as appropriate, any legal, regulatory or compliance matters, including any correspondence with regulators or government agencies and any employee complaints or published reports that raise material issues regarding NAAC’s financial statements or accounting policies and any significant changes in accounting standards or rules promulgated by the Financial Accounting Standards Board, the SEC or other regulatory authorities.

Compensation Committee
The NAAC Board has established a compensation committee of the board of directors. Messrs. Morgan and Panayotopoulos and Ms. Sakovska serve as members of our compensation committee. Under Nasdaq listing standards and applicable SEC rules, we are required to have at least two members of the compensation committee, all of whom must be independent. Messrs. Morgan and Panayotopoulos and Ms. Sakovska are independent. Mr. Panayotopoulos serves as chair of the compensation committee.

The NAAC Board has adopted a compensation committee charter, which details the principal functions of the compensation committee, including:
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reviewing and approving on an annual basis the corporate goals and objectives relevant to our chief executive officer’s compensation, evaluating our chief executive officer’s performance in light of such goals and objectives and determining and approving the remuneration (if any) of our chief executive officer based on such evaluation;

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reviewing and approving on an annual basis the compensation of all of our other officers;

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reviewing on an annual basis our executive compensation policies and plans;

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implementing and administering our incentive compensation equity-based remuneration plans;

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assisting management in complying with our proxy statement and annual report disclosure requirements;

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approving all special perquisites, special cash payments and other special compensation and benefit arrangements for our officers and employees;

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if required, producing a report on executive compensation to be included in our annual proxy statement; and

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reviewing, evaluating and recommending changes, if appropriate, to the remuneration for directors.

The charter also provides that the compensation committee may, in its sole discretion, retain or obtain the advice of a compensation consultant, legal counsel or other adviser and is directly responsible for the appointment, compensation and oversight of the work of any such adviser. However, before engaging or receiving advice from a compensation consultant, external legal counsel or any other adviser, the compensation committee will consider the independence of each such adviser, including the factors required by Nasdaq and the SEC.
Nominating and Corporate Governance Committee
The NAAC Board has established a nominating and corporate governance committee of the board of directors. The members of our nominating and corporate governance are Messrs. Morgan and Panayotopoulos and Ms. Sakovska. Messrs. Morgan and Panayotopoulos and Ms. Sakovska are independent. Ms. Sakovska serves as chair of the nominating and corporate governance committee.
The primary purposes of our nominating and corporate governance committee are to assist the NAAC Board in:
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identifying, screening and reviewing individuals qualified to serve as directors and recommending to the board of directors candidates for nomination for election at the annual general meeting or to fill vacancies on the board of directors;

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developing, recommending to the board of directors and overseeing implementation of our corporate governance guidelines;

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coordinating and overseeing the annual self-evaluation of the board of directors, its committees, individual directors and management in the governance of the company; and

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reviewing on a regular basis our overall corporate governance and recommending improvements as and when necessary.

The nominating and corporate governance committee is governed by a charter that complies with the rules of Nasdaq. The charter also provides that the nominating and corporate governance committee may, in its sole discretion, retain or obtain the advice of, and terminate, any search firm to be used to identify director candidates, and will be directly responsible for approving the search firm’s fees and other retention terms.
Committee Membership, Meetings and Attendance
During the fiscal year ended December 31, 2021, the NAAC Board held six meetings, the audit committee held five meetings, and the compensation committee held one meeting.

We encourage all of our directors to attend our annual general meetings.
Director Nominations
Our nominating and corporate governance committee recommends to the NAAC Board candidates for nomination for election at the annual general meeting. The NAAC Board also considers director candidates recommended for nomination by our shareholders during such times as they are seeking proposed nominees to stand for election at the next annual general meeting (or, if applicable, an extraordinary general meeting). Our shareholders that wish to nominate a director for election to the NAAC Board should follow the procedures set forth in the Existing Organizational Documents.
We have not formally established any specific, minimum qualifications that must be met or skills that are necessary for directors to possess. In general, in identifying and evaluating nominees for director, the NAAC Board considers educational background, diversity of professional experience, knowledge of our business, integrity, professional reputation, independence, wisdom, and the ability to represent the best interests of our shareholders. Prior to an Initial Business Combination, holders of our public shares will not have the right to recommend director candidates for nomination to our board of directors.
Shareholder Communications
The NAAC Board welcomes communications from our shareholders. Our shareholders may send communications to the NAAC Board, any committee of the NAAC Board or any other director in particular, to:
North Atlantic Acquisition Corporation
c/o McDermott Will & Emery LLP
One Vanderbilt Avenue
New York, New York 10017
Our shareholders should mark the envelope containing each communication as “Shareholder Communication with Directors” and clearly identify the intended recipient(s) of the communication. NAAC’s Chief Executive Officer will review each communication received from our shareholders and will forward the communication, as expeditiously as reasonably practicable, to the addressee(s) if: (a) the communication complies with the requirements of any applicable policy adopted by the NAAC Board relating to the subject matter of the communication; and (b) the communication falls within the scope of matters generally considered by the NAAC Board. To the extent the subject matter of a communication relates to matters that have been delegated by the NAAC Board to a committee or to an executive officer of NAAC, then NAAC’s Chief Executive Officer may forward the communication to the executive officer or chairman of the committee to which the matter has been delegated. The acceptance and forwarding of communications to the members of the NAAC Board or an executive officer does not imply or create any fiduciary duty of the NAAC Board members or executive officer to the person submitting the communications.
Code of Business Conduct and Ethics and Committee Charters
We have adopted a Code of Business Conduct and Ethics applicable to our directors, officers and employees. Our Code of Ethics and our audit, compensation and nominating and corporate governance committee charters are available on our website, https://naacq.com, under the “Corporate Governance” tab. In addition, a copy of the Code of Ethics will be provided without charge upon request from us in writing at c/o McDermott Will & Emery LLP, One Vanderbilt Avenue, New York, New York 10017, or by telephone at +353 1 567 6959. We intend to disclose any amendments to or waivers of certain provisions of our Code of Ethics in a Current Report on Form 8-K.
Conflicts of Interest
Under Cayman Islands law, directors and officers owe the following fiduciary duties:
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duty to act in good faith in what the director or officer believes to be in the best interests of the company as a whole;

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directors should not improperly fetter the exercise of future discretion;

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duty to exercise authority for the purpose for which it is conferred;

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duty not to put themselves in a position in which there is a conflict between their duty to the company and their personal interests; and

•
duty to exercise independent judgment.

In addition to the above, directors also owe a duty of care which is not fiduciary in nature. This duty has been defined as a requirement to act as a reasonably diligent person having both the general knowledge, skill and experience that may reasonably be expected of a person carrying out the same functions as are carried out by that director in relation to the company and the general knowledge, skill and experience of that director.
As set out above, directors have a duty not to put themselves in a position of conflict and this includes a duty not to engage in self-dealing, or to otherwise benefit as a result of their position at the expense of the company. However, in some instances what would otherwise be a breach of this duty can be forgiven and/or authorized in advance by the shareholders provided that there is full disclosure by the directors. This can be done by way of permission granted in the Existing Organizational Documents or, alternatively, by shareholder approval at general meetings.
We are not prohibited from pursuing an Initial Business Combination with a company that is affiliated with our Sponsor, officers or directors or making the acquisition through a joint venture or other form of shared ownership with our Sponsor, officers or directors. In the event we seek to complete our Initial Business Combination with a business combination target that is affiliated with our Sponsor, officers or directors, we, or a committee of independent directors, would obtain an opinion from an independent investment banking firm which is a member of FINRA or from an independent accounting firm that such Initial Business Combination is fair to our company from a financial point of view. We are not required to obtain such an opinion in any other context. Furthermore, in no event will our Sponsor or any of our existing officers or directors, or any of their respective Affiliates, be paid by the company any finder’s fee, consulting fee or other compensation prior to, or for any services they render in order to effectuate, the completion of our Initial Business Combination. Further, we currently pay an amount equal to $10,000 per month to our Sponsor, for office space, utilities, secretarial support and administrative services provided to us.
We cannot assure you that any of the above mentioned conflicts will be resolved in our favor.
We will complete the Business Combination only if we obtain the approval of a special resolution under Cayman Islands law, being the affirmative vote of the holders of at least two-thirds of the ordinary shares of NAAC represented in person or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting. Our initial shareholders have agreed to vote any NAAC Founder Shares held by them and any public shares purchased during or after the Initial Public Offering in favor of our Initial Business Combination and our officers and directors have also agreed to vote any public shares purchased during or after the Initial Public Offering in favor of the Business Combination.
Limitation on Liability and Indemnification of Officers and Directors
Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against willful default, fraud or the consequences of committing a crime. Our Existing Organizational Documents provide that our officers and directors are indemnified by us to the fullest extent permitted by law, as it now exists or may in the future be amended, including for any liability incurred in their capacities as such, except through their own actual fraud, willful default or willful neglect.
Our officers and directors have agreed, and any persons who may become officers or directors prior to the Initial Business Combination will agree, to waive any right, title, interest or claim of any kind in or to any monies in the Trust Account, and to waive any right, title, interest or claim of any kind they may have in the future as a result of, or arising out of, any services provided to us and will not seek recourse against the

Trust Account for any reason whatsoever. Accordingly, any indemnification provided will only be able to be satisfied by us if (a) we have sufficient funds outside of the Trust Account or (b) we consummate an Initial Business Combination.
Our indemnification obligations may discourage shareholders from bringing a lawsuit against our officers or directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against our officers and directors, even though such an action, if successful, might otherwise benefit us and our shareholders. Furthermore, a shareholder’s investment may be adversely affected to the extent we pay the costs of settlement and damage awards against our officers and directors pursuant to these indemnification provisions.
We believe that these provisions, the insurance and the indemnity agreements are necessary to attract and retain talented and experienced officers and directors.

EXECUTIVE COMPENSATION
NAAC
NAAC is an “emerging growth company,” as defined in the JOBS Act and the following is intended to comply with the scaled disclosure requirements applicable to emerging growth companies. No executive officer or director of NAAC has received any compensation for services rendered to NAAC. No fees of any kind, including finders, consulting or other similar fees, will be paid to any of NAAC’s existing shareholders, including its officers and directors, or any of their respective Affiliates, prior to, or for any services they render in order to effectuate, the consummation of the Transactions. Since its formation, NAAC has not granted any stock options, stock appreciation rights, or any other equity or equity-based awards under long-term incentive plans to any of its executive officers or directors.
No compensation of any kind, including finders, consulting or other similar fees, will be paid to any of NAAC’s Sponsor, officers and directors, or any of their respective Affiliates, prior to, or for any services they render in order to effectuate, the consummation of a business combination. However, in the event that NAAC completes an Initial Business Combination, Woodberry Management Services Ltd., a private investment firm of which Patrick Doran currently serves as the chief executive officer and founder, will be paid fees in the amount of approximately $1.7 million for corporate finance and consulting services provided to NAAC in connection with the Business Combination. In addition, NAAC’s Sponsor, officers and directors, or any of their respective Affiliates will be reimbursed for any out-of-pocket expenses incurred in connection with activities on NAAC’s behalf such as identifying potential target businesses and performing due diligence on suitable business combinations. While no reimbursable expenses have been incurred to date, there can be no guarantee that NAAC will not be required to reimburse its Sponsor, officers, directors, or Affiliates, and there is no limit on the amount of these reimbursable out-of-pocket expenses.
In the event that the Business Combination is approved, Gary Quin is expected to continue to serve as a member of the board of directors of New Holdco. It is expected that members of the New Holdco management team will receive equity-based incentive compensation awards from time to time pursuant to the Incentive Plan, subject to approval of “Proposal No. 5 — The Incentive Plan Proposal.”
For more information about the interests of the Sponsor and NAAC’s directors and officers in the Business Combination, see the subsection entitled “The Business Combination — Interests of the Sponsor and NAAC Directors and Officers in the Business Combination.”
TeleSign’s Executive Officer and Director Compensation
The following disclosure concerns the compensation arrangement of TeleSign’s named executive officers. This discussion contains forward looking statements that are based on TeleSign’s current plans, considerations, expectations and determinations regarding future compensation programs.
Base Salary
Base salary is set at a level that is intended to reflect the executives duties, authorities, contributions, prior experience and performance. During calendar year 2020, Proximus N.V. made Mr. Dhondt available to serve as TeleSign Chief Financial Officer. Since his appointment as TeleSign’s Chief Financial Officer, Mr. Dhondt’s salary has been paid by Proximus N.V.
Summary Compensation Table
The following table presents information regarding the compensation of the named executive officers of TeleSign for the fiscal year ended December 31, 2021.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Equity Incentive Awards ($)	All Other Compensation ($)	Total ($)
Joseph Burton	2021
Chief Executive Officer and Director
Thomas Dhondt	2021
Chief Financial Officer
Aaron Seyler	2021
SVP, Worldwide Sales
Outstanding Equity Awards at Fiscal Year End
The following table provides information about the options to purchase shares of common stock of TeleSign granted to the named executive officers of TeleSign under the Incentive Plan (as defined below) that were outstanding as of           , 2021.
	Grant Date	Vesting Commencement Date	Option Awards(1)
			Number of Securities Underlying Unvested Options (#) Exercisable	Number of Securities Underlying Unvested Options (#) Unvested	Option Exercise Price ($)	Option Expiration Date
Joseph Burton
Thomas Dhondt
Aaron Seyler

(1)
All of the option awards are granted under the TeleSign Corporation RSU/PSU 2022 Incentive Plan, the material terms of which are described under “— TeleSign Corporation RSU/PSU 2022 Incentive Plan” below.

Employment Agreements with Named Executive Officers
TeleSign entered into an employment agreement, dated as of January 25, 2021, with Joseph Burton, and entered into an offer letter, dated as of April 28, 2016, with Aaron Seyler. Proximus N.V. entered into an employment agreement, dated as of March 1, 2013 with Thomas Dhondt, and on July 9, 2021, Proximus N.V. entered into an agreement for the provision of services with TeleSign (the “CFO Services Agreement”) under which Mr. Dhondt was assigned to support TeleSign and its subsidiaries as acting Chief Financial Officer for TeleSign. We anticipate that TeleSign will enter into a new employment agreement with each named executive officer, which will become effective upon the consummation of the Business Combination, and which will supersede the executive’s current employment agreement or offer letter. Each of the new employment agreements is expected to be substantially in the form of the executive’s current employment agreement, with such additions, variations and changes as TeleSign and the executive, in consultation with NAAC, mutually agree. The following is a summary of the material terms of each executive’s current employment agreement and his contemplated new agreement.
Joseph Burton
Mr. Burton’s current employment agreement provides for his employment as Chief Executive Officer of TeleSign. Under his new employment agreement, he will continue to be employed as Chief Executive Officer of TeleSign and will be nominated to serve as a member of the TeleSign Board. His current employment agreement provides for “at-will” employment, without a set termination date.
Mr. Burton’s current employment agreement provides for an annual base salary of $410,000, subject to increases as determined from time to time in the sole discretion of the Compensation Committee of the TeleSign board. His current base salary is $410,000. The initial base salary under Mr. Burton’s new employment agreement will be determined in consultation with an independent compensation consultant, but will not be less than his current base salary, and will be reviewed annually for possible increase. Under his current employment agreement, Mr. Burton is eligible for an annual bonus for each fiscal year in an amount determined based on the achievement of performance targets established by the Compensation Committee of the TeleSign Board, with a target bonus equal to 70% of Mr. Burton’s base salary. The actual amount of any bonus that Mr. Burton earns will be determined by our compensation committee in accordance with the terms of TeleSign’s annual incentive plan, with overall corporate performance goals the same as for other senior executives.
Under his current employment agreement, Mr. Burton is eligible to participate in TeleSign’s equity compensation plans as maintained from time to time.
Mr. Burton’s current employment agreement provides that he is entitled to participate in all employee benefit plans made available to executive officers generally, paid time off without caps or accruals and reimbursement of reasonable business expenses, including travel expenses.
Mr. Burton’s current employment agreement provides for severance benefits if his employment is terminated by TeleSign without “cause” or by him for “good reason” (as such terms are defined in the agreement). These severance benefits include (i) continued payment of base salary for 12 months and (ii) payment of premiums for him and his eligible dependents for continued health plan coverage under COBRA for the period that the base salary payments continue (but in no event beyond the period that COBRA coverage is required to be provided). Mr. Burton’s entitlement to these severance benefits is conditioned on his execution of a mutual release of claims in a form reasonably acceptable to TeleSign, and his continued compliance with the provisions of the employment agreement and the Employee Proprietary Information and Inventions Assignment between Mr. Burton and TeleSign Corporation, or the proprietary information agreement.
The restrictive covenants in Mr. Burton’s current employment agreement and the proprietary information agreement include confidentiality, both during and after the term of his employment; non-competition; invention assignment; and non-solicitation of customers, employees and consultants during the term of his employment.
Thomas Dhondt
Mr. Dhondt has been an employee of Proximus N.V since March 1, 2013. He has acted as Chief Financial Officer for TeleSign since April 1, 2021 pursuant to the CFO Services Agreement under which Mr. Dhondt was assigned to support TeleSign and its subsidiaries as acting Chief Financial Officer. The CFO Services Agreement provides that Mr. Dhondt’s services will be carried out for a period of two (2) years, and can be extended by mutual agreement.
Under Mr. Dhondt’s current employment agreement his salary is paid by Proximus N.V. as the employer on record. Under the CFO Services Agreement, Proximus N.V. charges TeleSign an arm’s length service fee for the allocation of human resources for the full direct cost of services which consists in an annual recurring costs estimated at €571,848 gross, invoiced on a quarterly basis.
Aaron Seyler
Mr. Seyler’s current offer letter provides for his employment as Strategic Accounts Manager of TeleSign. His current title is SVP, Worldwide Sales. Under his new employment agreement, he will be employed as SVP, Worldwide Sales of TeleSign. His current employment agreement provides for “at-will” employment, without a set termination date.
Mr. Seyler’s current employment agreement provides for an initial annual base salary of $150,000. His current base salary is $      . The initial base salary under Mr. Seyler’s new employment agreement will be determined in consultation with an independent compensation consultant, but will not be less than his current base salary, and will be reviewed annually for possible increase. Under his current employment agreement, Mr. Seyler is eligible for an annual bonus for each fiscal year in an amount determined based on sales revenue targets that are established from time to time, with a target bonus equal to $137,500. His new employment agreement will set forth target and maximum bonus opportunities, which will be determined in

consultation with an independent compensation consultant, with a maximum bonus opportunity of not less than    % of his current base salary. The actual amount of any bonus that Mr. Seyler earns will be determined by our compensation committee in accordance with the terms of TeleSign’s annual incentive plan, with overall corporate performance goals the same as for other senior executives.
Under his current employment agreement, Mr. Seyler is eligible to participate in TeleSign’s equity compensation plans as maintained from time to time.
Mr. Seyler’s current employment agreement provides that he is entitled to participate in all employee benefit plans made available to employees generally, 15 days of paid time off per calendar year, and reimbursement of reasonable business expenses.
Mr. Seyler’s current employment agreement does not provide for severance benefits. The severance benefits under his new employment agreement will be discussed and confirmed after review with an independent compensation consultant.
The restrictive covenants in Mr. Seyler’s current employment agreement and the Employee Proprietary Information and Inventions Assignment between Mr. Seyler and TeleSign, Inc. include confidentiality, both during and after of his employment; non- competition, during the term of his employment and for a period of twelve months after its termination; invention assignment; and non-solicitation of customers, employees and consultants, during the term of employment and for a period of two years after its termination.
TeleSign Corporation RSU/PSU 2022 Incentive Plan
TeleSign proposes a Restricted Stock Units and Performance Stock Units Incentive Plan (the “Incentive Plan”). The implementation of the Incentive Plan may be administered by the Board itself or by the Board’s delegation to a Committee. The Incentive Plan is set to terminate automatically on the ten-year anniversary of the date the Incentive Plan is approved by the Board. However, the Board reserves the right to amend, suspend, or terminate the Incentive Plan earlier. Upon termination of the Incentive Plan, the Awards granted prior to termination shall survive the termination of the Incentive Plan and continue to be honored.
Authorized Shares.   The maximum aggregate number of shares of common stock that may be initially issued pursuant to the Incentive Plan is 2,000,000. Shares of common stock forfeited, terminated or cancelled for any reason without issuance of such shares shall be available for future grant under the Incentive Plan.
Administration.   The Board of TeleSign, or a duly authorized committee thereof, shall have such powers and authorities related to the administration of the Incentive Plan. The administrator of the plan shall have full and final authority, subject to the other terms and conditions of the Incentive Plan to: designate grantees; determine the type or types of awards to be made to a grantee; determine the number of shares of stock to be subject to an award; establish the terms and conditions of each award (including, but not limited to, the nature and duration of any restriction or condition (or provision for lapse thereof) relating to the vesting, exercise, transfer, or forfeiture of an award or the shares of Stock subject thereto, and any terms or conditions that are applicable to the award; prescribe the form of each award agreement; and amend, modify, or supplement the terms of any outstanding award including the authority, in order to effectuate the purposes of the Plan, to modify Awards to foreign nationals or individuals who are employed outside the United States to recognize differences in local law, tax policy, or custom.
Adjustment for Certain Transactions.   In the event of any change in the stock effected without receipt of consideration by TeleSign, whether through merger, consolidation, reorganization, reincorporation, recapitalization, reclassification, stock dividend, stock split, reverse stock split, split-up, split-off, spin-off, combination of shares, exchange of shares, or similar change in the capital structure of TeleSign, or in the event of payment of a dividend or distribution to the stockholders of TeleSign in a form other than stock (excepting normal cash dividends) that has a material effect on the shares of stock, appropriate and proportionate adjustments shall be made in the number and class of shares subject to the Incentive Plan and to any outstanding awards in order to prevent dilution or enlargement of grantees’ rights under the Incentive Plan.
Change in Control.   The administrator of the Incentive Plan may provide for any one or more of the following in connection with a change in control (as defined in the Incentive Plan): (a) a full or partial acceleration of the vesting and/or settlement of each or any outstanding award and shares acquired pursuant thereto; (b) the surviving, continuing, successor, or purchasing corporation or other business entity or parent thereof, as the case may be to assume or continue TeleSign’s rights and obligations under each or any award or portion thereof outstanding immediately prior to the change in control or substitute for each or any such outstanding award or portion thereof a substantially equivalent award; (c) determine that each or any award or a portion thereof outstanding immediately prior to the change in control and not previously exercised or settled shall be canceled in exchange for a payment with respect to each vested share of stock subject to such canceled award in (i) cash, (ii) stock of TeleSign or of a corporation or other business entity a party to the change in control, or (iii) other property which, in any such case, shall be in an amount having a fair market value equal to the fair market value of the consideration to be paid per share of stock in the change in control, under such award.
Transferability.   Except as otherwise expressly permitted by the administrator, no award may be assigned, alienated, pledged, attached, sold or otherwise transferred or encumbered by a participant other than by will or by the laws of descent and distribution. Any rights under the Incentive Plan may be exercised during the lifetime of the participant only by him or her or by his or her legal representative.
Amendment and Termination of the Plan.   The termination date of the Incentive Plan is the date that is ten (10) years after the date the Incentive Plan was approved by TeleSign’s Board, unless the Incentive Plan is earlier terminated by the Board. The Board of TeleSign may, at any time and from time to time, amend, suspend, or terminate the Incentive Plan as to any awards which have not been made. No award shall be made after the termination date. No amendment, suspension, or termination of the Incentive Plan shall, without the consent of the grantee, materially impair rights or obligations under any award theretofore awarded.
For additional information about the Incentive Plan, please see the section entitled, “Proposal No. 5 — The Incentive Plan Proposal” elsewhere in this proxy statement/prospectus.
Director Compensation
Independent directors of TeleSign are paid $      annually in advance in quarterly installments.

MANAGEMENT AFTER THE BUSINESS COMBINATION
Executive Officers and Directors After the Business Combination
Upon the consummation of the Business Combination, the business and affairs of New Holdco will be managed by or under the direction of the New Holdco Board. The following table sets forth the name, age and position of each of the expected directors and executive officers of New Holdco upon consummation of the Business Combination as of the date hereof:
Name	Age	Position(s)
Executive Officers
Joseph Burton	57	Chief Executive Officer and Director
Thomas Dhondt	33	Chief Financial Officer
Tom Wesselman	55	Chief Technology Officer
Aaron Seyler	40	Vice President, Worldwide Sales
Non-Employee Directors
Guillaume Boutin	47	Director Nominee
Dirk Lybaert	61	Director Nominee
Gary Quin	51	Director Nominee
		Director Nominee
		Director Nominee
		Director Nominee
		Director Nominee
Executive Officers
Joseph Burton has served as the Chief Executive Officer of TeleSign since January 2021. Prior to joining TeleSign, Mr. Burton served as CEO of Plantronics (now Poly) from 2016 to 2020, after joining the company in 2011 as Chief Technical Officer, and then Chief Commercial Officer. He started his career in 1990 as a software engineer at Bass, Inc. and subsequently served as CTO of Cisco for Unified Communications until 2010. He has also served as a Senior Advisor to McKinsey & Company. Mr. Burton serves on the board of directors of AVI-SPL. Mr. Burton earned a B.S. in computer and information systems from Excelsior College and has completed the Stanford Executive Program at Stanford University.
Thomas Dhondt has served as the Chief Financial Officer of TeleSign since March 2021. Before joining TeleSign, Mr. Dhondt served as M&A Director at Proximus SA from February 2019 to March 2021. Before this, he served as Chief of Staff for the head of Proximus’s enterprise division from November 2017 to February 2019, and as M&A Manager from December 2012 to October 2017. Mr. Dhondt has served on the board of directors of Tessares, Codit and Awingu. He earned his Bachelor’s degree in Business Engineering and his Master’s degree in Business Engineering Finance from Ghent University and his Master’s degree in financial techniques from ESSEC Business School.
Tom Wesselman has served as the Chief Technology Officer of TeleSign since March 2021. Prior to TeleSign, he was VP/GM of the software business unit at Plantronics (now Poly) from 2017 to 2021, after joining the company in 2013 as Director of Software. Prior to this, Mr. Wesselman served at Cisco from 2002 to 2014, in a series of roles including Principal Engineer and Unified Communications Client Group Engineering Manager. Mr. Wesselman earned a B.A. in international studies from
Aaron Seyler has served as the Vice President of Worldwide Sales at TeleSign since February 2021. Prior to this, he served as TeleSign’s Vice President of Sales from January 2020 to February 2021, its Senior Director of Sales from June 2018 to January 2020 and its Strategic Account Director from June 2016 to June 2018. Before joining TeleSign, Aaron served as Regional Sales Manager for Sumo Logic, Strategic Account Manager for Veritas Technologies and Enterprise Account Manager for Symantec. He holds a B.S. in supply chain management from Arizona State University.

Non-Employee Directors
Guillaume Boutin has been a director of TeleSign since January 2021. Mr. Boutin will become a director of New Holdco upon consummation of the Business Combination. He has served as the chief executive officer of Proximus since December 2019. Prior to this, he served as Chief Consumer Market Officer of Proximus from August 2017 to December 2019. Before joining Proximus, Guillaume served as Chief Marketing Officer of Canal+ from March 2015 to August 2017. Mr. Boutin serves as a member of the board of Proximus, as well as BICS. He graduated from the “Grande Ecole” program at the HEC School of Management, and has completed a fellowship at the Marketing Academy and the executive education program at INSEAD.
Dirk Lybaert will become a director of New Holdco upon consummation of the Business Combination. He has served the Chief of Corporate Affairs and Secretary General of Proximus since 2014. Prior to this, he served as Secretary General of Proximus from 2005 to 2014, and Legal Director of Proximus from 2001 to 2005. He also serves as a director of Aquafin S.A., BICS SA, Proximus Opal, Proximus Art Foundation, Proximus Foundation and Bednet. Mr. Lybaert earned a Masters in criminology from Ghent University, a Masters in law from the University of Brussels and a Master’s in business law from the University of Antwerp.
Gary Quin will become a director of New Holdco upon consummation of the Business Combination. Mr. Quin is the Chief Executive Officer and a director of NAAC. He has over 30 years of corporate and financial experience and has executed approximately $60 billion in M&A and capital market transactions throughout his career. Previously, Mr. Quin was Vice Chairman of Credit Suisse Group investment banking in Europe from 2010 to December 2019 and also served as Senior Advisor to The Blackstone Group from 2011 to 2012. Prior to this, Mr. Quin was CEO of telecom-focused, private equity firm Blackrock Communications Ltd. from 2005 to 2010. Mr. Quin’s tenure at Blackrock Communications Ltd. was highlighted by a number of notable private and public telecom deals, including the acquisition of Melita Limited where he helped nearly double EBITDA in a three year span from 2011 to 2014. At the time of sale, Melita had the leading ARPU in the Maltese market across all products and the best performance in Europe of a cable TV player launching mobile telephony. From 2011 to 2014, Melita witnessed a revenue CAGR of 7.3%, EBITDA grew at a CAGR of 24.6%, increasing roughly 2.0x, and EBITDA margins grew to 50%. Over the life of his investment in Melita and position as board member, Mr. Quin was critical in transforming the business from a pay-TV-centric cable operator into one of Europe’s first fully integrated quadruple-play telecom operators, with market leading positions in broadband and pay-TV and a fast growing market share in mobile. Prior to Blackrock Communications Ltd., from 2001 to 2005, Mr. Quin fulfilled various financial roles with Digicel Group Limited, a global mobile phone network and home entertainment provider. Digicel Group Limited, which received an early investment from The Blackstone Group, was launched in 2001 and grew to have 14 million subscribers across 32 countries. Currently, Mr. Quin is a board member of Venturerock BV, a Dutch venture capital firm. Mr. Quin’s corporate, banking and advisory relationships and network among financial sponsors and the venture capital community provides us invaluable deal sourcing capabilities and access to high-quality acquisition opportunities.
Family Relationships
There are no familial relationships among the New Holdco directors and executive officers.
Board Composition
New Holdco business and affairs will be organized under the direction of the New Holdco Board. We anticipate that the New Holdco Board will consist of eight members upon the consummation of the Business Combination.        will serve as Chairman of the New Holdco Board. The primary responsibilities of the New Holdco Board will be to provide oversight, strategic guidance, counseling and direction to New Holdco management on a day-to-day basis and to assure that the long-term interests of the stockholders are being served. The New Holdco Board will meet on a regular basis and additionally as required. The Board will meet at least four times per year. Special meetings of the Board may be requested by the Chairman, the CEO, or any two directors. Directors are expected to prepare for, attend and participate in all Board and applicable committee meetings, and to spend the time needed to meet as often as necessary to discharge their obligations properly.

Directors serve until such director’s successor is elected and qualified or until such director’s earlier death, resignation or removal.
Controlled Company Exemption
Upon consummation of the Business Combination, Proximus will beneficially own more than 50% of the combined voting power for the election of directors of New Holdco. As a result, New Holdco will be a “controlled company” within the meaning of the corporate governance standards of Nasdaq and may elect not to comply with certain corporate governance standards, including, but not limited to, the following requirements:
•
that a majority of its board of directors consist of directors who qualify as “independent” as defined under the rules of Nasdaq;

•
that it has a nominating and governance committee composed entirely of independent directors; and

•
that it has a compensation committee composed entirely of independent directors.

New Holdco intends to utilize one or more of these exemptions for so long as it remains a “controlled company” within the meaning of Nasdaq rules. Though New Holdco intends to have at least one independent member on each if its nominating and governance committee and its compensation committee, it does not intend to have such nominating and governance committee or compensation committee to be composed entirely of independent directors. Accordingly, you may not have the same protections afforded to stockholders of companies that are subject to all of these corporate governance requirements. In the event that New Holdco ceases to be a “controlled company” and its shares continue to be listed on Nasdaq, New Holdco will be required to comply with these provisions within the applicable transition periods.
Director Independence
Upon the consummation of the Business Combination, the New Holdco Board anticipates that each member of the New Holdco Board, other than Guillaume Boutin, Dirk Lybaert and Joseph Burton, will qualify as independent, as defined under the listing rules of Nasdaq. In addition, the post-combination company will be subject to the rules of the SEC and Nasdaq relating to the memberships, qualifications, and operations of the audit committee, as discussed below. The Board will consider all relevant facts and circumstances, including transactions, relationships, and other arrangements, in making a determination of independence for each director and may consider, as appropriate, imposing independence requirements more stringent than those required by Nasdaq.
Board Oversight of Risk
Upon the consummation of the Business Combination, the New Holdco Board anticipates that each member of the New Holdco Board, other than Guillaume Boutin, Dirk Lybaert and Joseph Burton, will qualify as independent, as defined under the listing rules of Nasdaq. In addition, the post-combination company will be subject to the rules of the SEC and Nasdaq relating to the memberships, qualifications, and operations of the audit committee, as discussed below. The Board will consider all relevant facts and circumstances, including transactions, relationships, and other arrangements, in making a determination of independence for each director and may consider, as appropriate, imposing independence requirements more stringent than those required by Nasdaq.
Board Committees
Upon the consummation of the Business Combination, the New Holdco Board will establish an audit committee, a compensation committee, and a nominating and governance committee. The New Holdco Board may establish other committees to facilitate the management of the post-combination company’s business. The New Holdco Board and its committees will set schedules for meeting throughout the year and can also hold special meetings and act by written consent from time to time, as appropriate. The New Holdco Board will delegate various responsibilities and authority to its committees as generally described below. The committees will regularly report on their activities and actions to the full New Holdco Board. Each member of the audit committee of the New Holdco Board is expected to qualify as an independent director in accordance with the listing standards of Nasdaq. The compensation and nominating and governance committees will each have at least one independent director. Each committee of the New Holdco Board will have a written charter approved by the New Holdco Board. Upon the consummation of the Business Combination, copies of each charter will be posted on New Holdco’s website at www.telesign.com/investors. The inclusion of the post-combination company’s website address in this proxy statement/prospectus does not include or incorporate by reference the information on TeleSign or New Holdco’s website into this proxy statement/prospectus. Members will serve on these committees until their resignation or until otherwise determined by the New Holdco Board.
Audit Committee
Upon the consummation of the Business Combination, the members of New Holdco’s audit committee will be      ,     , and     , each of whom can read and understand fundamental financial statements. Each of      ,     , and       is independent under the rules and regulations of the SEC and the listing standards of Nasdaq applicable to audit committee members. will be the chair of the audit committee. qualifies as an audit committee financial expert within the meaning of SEC regulations and meets the financial sophistication requirements of Nasdaq. New Holdco’s audit committee will assist the New Holdco Board with its oversight of the following: the integrity of New Holdco’s financial statements; New Holdco’s compliance with legal and regulatory requirements; the qualifications, independence, and performance of the independent registered public accounting firm; and the design and implementation of New Holdco’s internal audit function and risk assessment and risk management. Among other things, New Holdco’s audit committee will be responsible for reviewing and discussing with New Holdco’s management the adequacy and effectiveness of New Holdco’s disclosure controls and procedures. The audit committee will also discuss with New Holdco’s management and independent registered public accounting firm the annual audit plan and scope of audit activities, scope and timing of the annual audit of New Holdco’s financial statements, and the results of the audit, and quarterly reviews of New Holdco’s financial statements and, as appropriate, will initiate inquiries into certain aspects of New Holdco’s financial affairs. New Holdco’s audit committee will be responsible for establishing and overseeing procedures for the receipt, retention, and treatment of any complaints regarding accounting, internal accounting controls, or auditing matters, as well as for the confidential and anonymous submissions by New Holdco’s employees of concerns regarding questionable accounting or auditing matters. In addition, New Holdco’s audit committee will have direct responsibility for the appointment, compensation, retention, and oversight of the work of New Holdco’s independent registered public accounting firm. New Holdco’s audit committee will have sole authority to approve the hiring and discharging of New Holdco’s independent registered public accounting firm, all audit engagement terms and fees, and all permissible non-audit engagements with the independent auditor. New Holdco’s audit committee will review and oversee all related-person transactions in accordance with the New Holdco’s policies and procedures.
Compensation Committee
Upon the consummation of the Business Combination, the members of New Holdco’s compensation committee will be       and      .       will be the chair of the compensation committee. At least one member of New Holdco’s compensation committee is independent under the rules and regulations of the SEC and the listing standards of Nasdaq applicable to compensation committee members. New Holdco’s compensation committee will assist the New Holdco Board in discharging certain of New Holdco’s responsibilities with respect to compensating its executive officers, and the administration and review of its incentive plans for employees and other service providers, including its equity incentive plans, and certain other matters related to New Holdco’s compensation programs.
Nominating and Governance Committee
Upon the consummation of the Business Combination, the members of New Holdco’s nominating and governance committee will be       and      .       will be the chair of the nominating and governance committee. At least one member of New Holdco’s nominating and governance committee is independent under the rules and regulations of the SEC and the listing standards of Nasdaq applicable to nominating and governance committee members. New Holdco’s nominating and governance committee will be responsible for, among other things:

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identifying and recommending candidates for membership on New Holdco’s board of directors;

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developing and recommending New Holdco’s corporate governance guidelines and policies;

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reviewing proposed waivers of the code of conduct for directors, executive officers and other senior financial officers of New Holdco;

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overseeing the process of evaluating the performance of New Holdco’s board of directors; and

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assisting New Holdco’s board of directors on corporate governance matters.

Code of Conduct
Upon the consummation of the Business Combination, the New Holdco Board will adopt a Code of Conduct. The Code of Conduct will apply to all of New Holdco’s employees, officers, and directors, as well as all of New Holdco’s contractors, consultants, suppliers, and agents in connection with their work for New Holdco. Upon the consummation of the Business Combination, the full text of New Holdco’s Code of Conduct will be posted on the post-combination company’s website at www.telesign.com/investors. New Holdco intends to disclose future amendments to, or waivers of, its Code of Conduct, as and to the extent required by SEC regulations, at the same location on its website identified above or in public filings. Information contained on New Holdco’s website is not incorporated by reference into this proxy statement/prospectus, and you should not consider information contained on New Holdco’s website to be part of this proxy statement/prospectus.
Compensation Committee Interlocks and Insider Participation
None of the intended members of New Holdco’s compensation committee has ever been a member of the board of directors or compensation committee of any other entity that has or has had one or more executive officers serving as a member of the New Holdco Board or compensation committee.

COMPARISON OF CORPORATE GOVERNANCE AND SHAREHOLDER RIGHTS
NAAC is a Cayman Islands exempted company. The Cayman Islands Companies Act (As Revised) and the Existing Organizational Documents govern the rights of NAAC’s shareholders. The Cayman Islands Companies Act (As Revised) differs in some material respects from laws generally applicable to U.S. corporations and their stockholders. In addition, the Existing Organizational Documents will differ in certain material respects from the Proposed Organizational Documents. As a result, when you become a stockholder of New Holdco, your rights will differ in some regards as compared to when you were a shareholder of NAAC.
Below is a summary chart outlining important similarities and differences in the corporate governance and rights associated with owning shares of NAAC, as a Cayman Islands exempted company, and New Holdco, as a corporation incorporated under the laws of the State of Delaware.
This summary is qualified in its entirety by reference to the complete text of the Existing Organizational Documents, the Proposed Certificate of Incorporation, a copy of which is attached to this proxy statement/prospectus as Annex B, and the Proposed Bylaws, a copy of which is attached to this proxy statement/prospectus as Annex C. You should review each of the Proposed Organizational Documents, as well as the DGCL and the Cayman Islands Companies Act (As Revised), for more information as to how these laws apply to New Holdco and NAAC, respectively.
	Delaware	Cayman Islands
Stockholder/Shareholder Approval of Business Combinations
Mergers generally require approval of a majority of all outstanding shares.
Mergers in which less than 20% of the acquirer’s stock is issued generally do not require acquirer stockholder approval.
Mergers in which one corporation owns 90% or more of a second corporation may be completed without the vote of the second corporation’s board of directors or stockholders.

Mergers require a special resolution, and any other authorization as may be specified in the relevant articles of association. Parties holding certain security interests in the constituent companies must also consent.
All mergers (other than parent/subsidiary mergers) require shareholder approval — there is no exception for smaller mergers.
Where a bidder has acquired 90% or more of the shares in a Cayman Islands company, it can compel the acquisition of the shares of the remaining shareholders and thereby become the sole shareholder.
A Cayman Islands company may also be acquired through a “scheme of arrangement” sanctioned by a Cayman Islands court and approved by 50%+1 in number and 75% in value of shareholders in attendance and voting at a shareholders’ meeting.

Stockholder/Shareholder Votes for Routine Matters	Generally, approval of routine corporate matters that are put to a stockholder vote require the affirmative vote of the majority of shares present in person or represented by proxy at the meeting and entitled to vote on the	Under the Cayman Islands Companies Act (As Revised) and the Existing Organizational Documents, routine corporate matters may be approved by an ordinary resolution (being the affirmative vote of a majority of

	Delaware	Cayman Islands
	subject matter.	the ordinary shares of NAAC represented in person or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting of NAAC.
Appraisal Rights	Generally, a stockholder of a publicly traded corporation does not have appraisal rights in connection with a merger where the sole consideration is publicly traded stock, but appraisal ay be available in other circumstances.	Minority shareholders that dissent from a Cayman Islands statutory merger are entitled to be paid the fair market value of their shares, which, if necessary, may ultimately be determined by the court.
Inspection of Books and Records	Any stockholder may inspect the corporation’s books and records for a proper purpose during the usual hours for business.	Shareholders generally do not have any rights to inspect or obtain copies of the register of shareholders or other corporate records of a company.
Stockholder/Shareholder Lawsuits	A stockholder may bring a derivative suit subject to procedural requirements (including adopting Delaware as the exclusive forum as per Advisory Organizational Documents Proposal 3E).	In the Cayman Islands, the decision to institute proceedings on behalf of a company is generally taken by the company’s board of directors. A shareholder may be entitled to bring a derivative action on behalf of the company, but only in certain limited circumstances.
Fiduciary Duties of Directors	Directors must exercise a duty of care and duty of loyalty and good faith to the company and its stockholders.
A director owes fiduciary duties to a company, including to exercise loyalty, honesty, and good faith to the company as a whole.
In addition to fiduciary duties, directors of NAAC owe a duty of care, diligence, and skill.
Such duties are owed to the company but may be owed directly to creditors or shareholders in certain limited circumstances.

Indemnification of Directors and Officers	A corporation is generally permitted to indemnify its directors and officers acting in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation.	A Cayman Islands company generally may indemnify its directors or officers except with regard to fraud or willful default.
Limited Liability of Directors	Permits limiting or eliminating the monetary liability of a director to a corporation or its stockholders, except with regard to breaches of duty of loyalty, intentional misconduct, unlawful repurchases or dividends, or improper personal benefit.	Liability of directors may be limited, except with regard to their own fraud or willful default.

DESCRIPTION OF SECURITIES
If the Business Combination is consummated, New Holdco will replace its Existing Organizational Documents with the Proposed Certificate of Incorporation and Proposed Bylaws in the form attached to this proxy statement/prospectus as Annex B and Annex C, respectively, which, in the judgment of the NAAC Board, is necessary to adequately address the needs of the post-combination company.
The following summary is qualified by reference to the complete text of the Proposed Certificate of Incorporation and Proposed Bylaws, copies of which are attached to this proxy statement/prospectus as Annex B and Annex C, respectively. You are urged to read the Proposed Certificate of Incorporation and Proposed Bylaws in their entirety for a complete description of the rights and preferences of the post-combination company’s securities following the Business Combination.
For more information on the Organizational Documents Proposal and Advisory Organizational Documents Proposals, see the sections entitled “Proposal No. 2 — The Organizational Documents Proposal” and “Proposal No. 3 — The Advisory Organizational Documents Proposals.”
Authorized and Outstanding Capital Stock
Authorized Capitalization
The Proposed Certificate of Incorporation will authorize the issuance of 501,000,000 shares of capital stock, consisting of two classes: 500,000,000 shares of New Holdco Common Stock, $0.0001 par value per share, and 1,000,000 shares of preferred stock, $0.0001 par value per share. New Holdco expects to have approximately 173,700,000 shares of New Holdco Common Stock outstanding immediately after the consummation of the Business Combination, assuming none of the outstanding public shares are redeemed in connection with the Business Combination.
Voting Power
Except as otherwise required by law or as otherwise provided in any Preferred Stock Designation, the holders of the New Holdco Common Stock will possess all voting power for the election of New Holdco directors and all other matters submitted to a vote of stockholders of New Holdco. Holders of the New Holdco Common Stock will have one vote in respect of each share of stock held by such holder on matters to be voted on by stockholders. Except as otherwise required by law, holders of New Holdco Common Stock, as such, will not be entitled to vote on any amendment to the Proposed Certificate of Incorporation (including any Preferred Stock Designation) that relates solely to the rights, powers, preferences or other terms of one or more outstanding series of New Holdco Preferred Stock if the holders of such affected series of New Holdco Preferred Stock are entitled to vote on such amendment pursuant to the Proposed Certificate of Incorporation (including any Preferred Stock Designation) or pursuant to the DGCL.
Dividends
Subject to applicable law and the rights and preferences of any holders of any outstanding series of New Holdco Preferred Stock, holders of New Holdco Common Stock will be entitled to receive dividends when, as and if declared by New Holdco, payable in cash, in property or in shares of capital stock.
Liquidation, Dissolution and Winding Up
Upon New Holdco’s liquidation, dissolution or winding up and after payment in full of all amounts required to be paid to creditors and to any holders of New Holdco Preferred Stock having liquidation preferences, if any, the holders of the New Holdco Common Stock will be entitled to receive pro rata New Holdco’s remaining assets available for distribution.
Preemptive or Other Rights
Subject to the preferential rights of any other class or series of stock, all shares of New Holdco Common Stock will have equal dividend, distribution, liquidation and other rights, and will have no preference or appraisal rights, except for any appraisal rights provided by the DGCL. Furthermore, holders of New Holdco Common Stock will have no preemptive rights and there are no conversion, sinking fund or redemption rights, or rights to subscribe for any of New Holdco’s securities. The rights, powers, preferences and privileges of holders of New Holdco Common Stock will be subject to those of the holders of any shares of New Holdco Preferred Stock that the New Holdco Board may authorize and issue in the future.
Election of Directors
The New Holdco Board will be divided into three classes, each of which will generally serve for a term of three years with only one class of directors being elected in each year. There is no cumulative voting with respect to the election of directors, with the result that the holders of more than 50% of the shares voted for the election of directors can elect all of the directors.
Warrants
Public Warrants
Public warrants may only be exercised for a whole number of shares. No fractional public warrants will be issued upon separation of the New Holdco Units and only whole public warrants will trade. The public warrants will become exercisable on the later of (a) 30 days after the completion of the Business Combination and (b) 12 months from the closing of the IPO; provided in each case that New Holdco has an effective registration statement under the Securities Act covering the shares of New Holdco Common Stock issuable upon exercise of the public warrants and a current prospectus relating to them is available and such shares are registered, qualified, or exempt from registration under the securities, or blue sky, laws of the state of residence of the holder (or New Holdco will permits holders to exercise their public warrants on a cashless basis under certain circumstances). New Holdco will agree (upon assumption of the Warrant Agreement) that as soon as practicable, but in no event later than 20 business days after the closing of the Business Combination, it will use commercially reasonable efforts to file with the SEC and have an effective registration statement covering the shares of New Holdco Common Stock issuable upon exercise of the warrants and to maintain a current prospectus relating to those shares of New Holdco Common Stock until the warrants expire or are redeemed, as specified in the Warrant Agreement. If a registration statement covering the shares of New Holdco Common Stock issuable upon exercise of the warrants is not effective 60 business days after the closing of the Business Combination, warrant holders may, until such time as there is an effective registration statement and during any period when New Holdco has failed to maintain an effective registration statement, exercise warrants on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act or another exemption. Notwithstanding the above, if the shares of New Holdco Common Stock are at the time of any exercise of a warrant not listed on a national securities exchange such that they satisfy the definition of a “covered security” under Section 18(b)(1) of the Securities Act, New Holdco may, at its option, require holders of public warrants who exercise their warrants to do so on a “cashless basis” and, in the event New Holdco so elects, it will not be required to file or maintain in effect a registration statement, and in the event it does not so elect, it will use commercially reasonable efforts to register or qualify the shares under applicable blue sky laws to the extent an exemption is not available.
The warrants have an exercise price of $11.50 per share, subject to adjustments, and will expire five years after the completion of the Business Combination or earlier upon redemption or liquidation. In addition, if (x) NAAC issues additional Class A Ordinary Shares or equity-linked securities for capital raising purposes in connection with the closing of the Initial Business Combination at an issue price or effective issue price of less than $9.20 per Class A Ordinary Shares (with such issue price or effective issue price to be determined in good faith by our board of directors and, in the case of any such issuance to the Sponsor or its Affiliates, without taking into account any NAAC Founder Shares held by our Initial Shareholders or such Affiliates, as applicable, prior to such issuance) (the “Newly Issued Price”), (y) the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds, and interest thereon, available for the funding of the Initial Business Combination on the date of the completion of the Initial Business Combination (net of redemptions), and (z) the volume-weighted average trading price of Class A Ordinary Shares during the 20 trading day period starting on the trading day prior to the day on which NAAC completes the Initial Business Combination (such price, the “Market Value”) is below $9.20 per share, then the exercise price of the warrants will be adjusted (to the nearest cent) to be equal to 115% of the higher of the Market Value and the Newly Issued Price, and the $10.00 and $18.00 per share redemption trigger prices will be adjusted (to the nearest cent) to be equal to 100% and 180% of the higher of the Market Value and the Newly Issued Price, respectively.
In case of any reclassification or reorganization of the outstanding Class A ordinary shares (other than those described above or that solely affects the par value of such Class A ordinary shares), or in the case of any merger or consolidation of us with or into another corporation (other than a consolidation or merger in which we are the continuing corporation and that does not result in any reclassification or reorganization of our issued and outstanding Class A ordinary shares), or in the case of any sale or conveyance to another corporation or entity of the assets or other property of us as an entirety or substantially as an entirety in connection with which we are dissolved, the holders of the warrants will thereafter have the right to purchase and receive, upon the basis and upon the terms and conditions specified in the warrants and in lieu of the Class A ordinary shares immediately theretofore purchasable and receivable upon the exercise of the rights represented thereby, the kind and amount of Class A ordinary shares or other securities or property (including cash) receivable upon such reclassification, reorganization, merger or consolidation, or upon a dissolution following any such sale or transfer, that the holder of the warrants would have received if such holder had exercised their warrants immediately prior to such event. If less than 70% of the consideration receivable by the holders of Class A ordinary shares in such a transaction is payable in the form of Class A ordinary shares in the successor entity that is listed for trading on a national securities exchange or is quoted in an established over-the-counter market, or is to be so listed for trading or quoted immediately following such event, and if the registered holder of the warrant properly exercises the warrant within thirty days following public disclosure of such transaction, the warrant exercise price will be reduced as specified in the warrant agreement based on the Black-Scholes Warrant Value (as defined in the warrant agreement) of the warrant. The purpose of such exercise price reduction is to provide additional value to holders of the warrants when an extraordinary transaction occurs during the exercise period of the warrants pursuant to which the holders of the warrants otherwise do not receive the full potential value of the warrants.
The warrants will be issued in registered form under a warrant agreement between Continental Stock Transfer & Trust Company, as warrant agent, and us. The warrant agreement provides that the terms of the warrants may be amended without the consent of any holder to cure any ambiguity or correct any defective provision, but requires the approval by the holders of at least 65% of the then outstanding public warrants to make any change that adversely affects the interests of the registered holders. You should review a copy of the warrant agreement, which will be filed as an exhibit to the registration statement of which this prospectus is apart, for a complete description of the terms and conditions applicable to the warrants.
The warrants may be exercised upon surrender of the warrant certificate on or prior to the expiration date at the offices of the warrant agent, with the exercise form on the reverse side of the warrant certificate completed and executed as indicated, accompanied by full payment of the exercise price (or on a cashless basis, if applicable), by certified or official bank check payable to us, for the number of warrants being exercised. The warrant holders do not have the rights or privileges of holders of ordinary shares and any voting rights until they exercise their warrants and receive Class A ordinary shares. After the issuance of Class A ordinary shares upon exercise of the warrants, each holder will be entitled to one vote for each share held of record on all matters to be voted on by shareholders.
No fractional shares will be issued upon exercise of the warrants. If, upon exercise of the warrants, a holder would be entitled to receive a fractional interest in a share, we will, upon exercise, round down to the nearest whole number, the number of Class A ordinary shares to be issued to the warrant holder.
Once the warrants become exercisable, New Holdco may redeem the outstanding warrants for cash (except as described herein with respect to the private placement warrants):
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in whole and not in part;

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at a price of $0.01 per warrant;

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upon a minimum of 30 days’ prior written notice of redemption; and

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if, and only if, the last sale price of New Holdco Common Stock equals or exceeds $18.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations, and the like) for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date on which New Holdco sends the notice of redemption to the warrant holders.

New Holdco will not redeem the warrants for cash unless a registration statement under the Securities Act covering the shares of New Holdco Common Stock issuable upon exercise of the warrants is effective and a current prospectus relating to those shares of New Holdco Common Stock is available throughout the 30-day redemption period, except if the warrants may be exercised on a cashless basis and such cashless exercise is exempt from registration under the Securities Act.
Once the warrants become exercisable, New Holdco may redeem the outstanding warrants:
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in whole and not in part;

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at a price equal to a number of shares of New Holdco Common Stock to be determined by reference to an agreed table based on the redemption date and the “fair market value” of the New Holdco Common Stock;

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upon a minimum of 30 days’ prior written notice of redemption; and

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if, and only if, the last sale price of the New Holdco Common Stock equals or exceeds $10.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations, and the like) on the trading day prior to the date on which New Holdco sends the notice of redemption to the warrant holders.

The “fair market value” of the New Holdco Common Stock means the average reported last sale price of the New Holdco Common Stock for the ten trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of warrants.
In no event will New Holdco be required to net cash settle any warrant.
Private Placement Warrants
The private placement warrants are identical to the public warrants, except that the private placement warrants and the shares of New Holdco Common Stock issuable upon exercise of the private placement warrants will not be transferrable, assignable, or salable until 30 days after the completion of the Business Combination, subject to certain limited exceptions. Additionally, the private placement warrants will be non-redeemable so long as they are held by the initial purchasers or their permitted transferees. If the private placement warrants are held by someone other than the initial purchasers or their permitted transferees, the private placement warrants will be redeemable by New Holdco and exercisable by such holders on the same basis as the public warrants.
NAAC’s Transfer Agent and Warrant Agent
The transfer agent for NAAC’s Ordinary Shares (and, after the consummation of the Business Combination, the New Holdco Common Stock) and the warrant agent for NAAC’s warrants (and, after the consummation of the Business Combination, New Holdco’s warrants) is Continental Stock Transfer & Trust Company. NAAC has agreed to indemnify Continental Stock Transfer & Trust Company in its roles as transfer agent and warrant agent, its agents and each of its stockholders, directors, officers, and employees against all claims and losses that may arise out of acts performed or omitted for its activities in that capacity, except for any liability due to any gross negligence, willful misconduct, or bad faith of the indemnified person or entity.
Certain Anti-Takeover Provisions of Delaware Law and the Proposed Organizational Documents
Authorized but Unissued Shares
The authorized but unissued shares of New Holdco Common Stock and New Holdco Preferred Stock are available for future issuance without stockholder approval, subject to any limitations imposed by the listing standards of Nasdaq. These additional shares may be used for a variety of corporate finance transactions, acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved New Holdco Common Stock and New Holdco Preferred Stock could make more difficult or discourage an attempt to obtain control of New Holdco by means of a proxy contest, tender offer, merger or otherwise.

Special Meeting of Stockholders
Under the Proposed Organizational Documents, special meetings of stockholders of New Holdco may be called only by the Board of Directors, the Chairperson of the Board of Directors or the Chief Executive Officer or by the recordholders of at least a majority of the shares of common stock of the Corporation issued and outstanding and entitled to vote thereat. Only such business shall be considered at a special meeting of stockholders as shall have been stated in the notice for such meeting.
Advance Notice Requirements for Stockholder Proposals and Director Nominations
The Proposed Organizational Documents provide that stockholders seeking to bring business before the New Holdco’s annual meeting of stockholders, or to nominate candidates for election as directors at its annual meeting of stockholders, must provide timely notice. To be timely, a stockholder’s notice will need to be delivered to, or mailed and received at, New Holdco’s principal executive offices not less than 90 days nor more than 120 days prior to the one-year anniversary of the preceding year’s annual meeting, except in the case of a special meeting to nominate candidates for election as directors, in which case timely notice shall be not less than the later of 90 days prior to the special meeting or the 10th day following the day on which public disclosure of the date of the special meeting is first made by New Holdco. In the event that the date of the annual meeting is more than 30 days before or more than 60 days after such anniversary date, to be timely, a stockholder’s notice must be so delivered, or mailed and received, not later than the 90th day prior to such annual meeting or, if later, the 10th day following the day on which public disclosure of the date of such annual meeting was first made by New Holdco. The Proposed Bylaws will also specify certain requirements as to the form and content of a stockholders’ notice. These provisions may preclude New Holdco’s stockholders from bringing matters before its annual meeting of stockholders or from making nominations for directors at its annual meeting of stockholders.
Amendment of Charter or Bylaws
Upon consummation of the Business Combination, the Proposed Bylaws may be amended or repealed by the New Holdco Board or by the affirmative vote of the holders of at least a majority of the voting power of all of the shares of the capital stock of New Holdco entitled to vote in the election of directors, voting as one class. The affirmative vote of the holders of at least a majority of the voting power of the then outstanding shares of capital stock of New Holdco entitled to vote generally in the election of directors, voting together as a single class, will be required to amend certain provisions of the Proposed Certificate of Incorporation.
Board Vacancies
Any vacancy on the New Holdco Board may be filled by a majority vote of the directors then in office, although less than a quorum, or by a sole remaining director, subject to any special rights of the holders of preferred stock of New Holdco. Any director chosen to fill a vacancy will hold office until the expiration of the term of the class for which he or she was elected and until his or her successor is duly elected and qualified or until their earlier resignation, removal from office, death or incapacity. Except as otherwise provided by law, the Stockholders Agreement or the Proposed Bylaws, in the event of a vacancy in the New Holdco Board, the remaining directors may exercise the powers of the full New Holdco Board until the vacancy is filled. Exclusive Forum Selection The Proposed Certificate of Incorporation provides that unless New Holdco consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will, to the fullest extent permitted by applicable law, be the sole and exclusive forum for: (i) any derivative action brought by a stockholder on behalf of New Holdco, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of New Holdco’s directors, officers or stockholders, (iii) any action arising under the Proposed Certificate of Incorporation, the Proposed Bylaws or the DGCL or (iv) any action asserting a claim against New Holdco governed by the internal affairs doctrine. Any person or entity purchasing or otherwise acquiring any interest in shares of New Holdco’s capital stock will be deemed to have notice of and consented to the exclusive forum provisions in the Proposed Certificate of Incorporation. In addition, the Proposed Certificate of Incorporation designates the federal district courts of the United States of America as the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. As a result, the exclusive forum provision in the Proposed Certificate of Incorporation will not apply to suits brought to enforce any duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. Although NAAC believes these provisions benefit NAAC by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies, a court may determine that these provisions are unenforceable, and to the extent they are enforceable, the provisions may have the effect of discouraging lawsuits against our directors and officers, although New Holdco stockholders will not be deemed to have waived its compliance with federal securities laws and the rules and regulations thereunder.
Section 203 of the Delaware General Corporation Law
New Holdco will be, subject to the provisions of Section 203 of the DGCL. In general, Section 203 prohibits a Delaware corporation that is listed on a national securities exchange or held of record by more than 2,000 stockholders from engaging in a “business combination” with an “interested stockholder” for a three-year period following the time that such stockholder becomes an interested stockholder, unless the business combination is approved in a prescribed manner. A “business combination” includes, among other things, certain mergers, asset or stock sales or other transactions resulting in a financial benefit to the interested stockholder. An “interested stockholder” is a person who, together with Affiliates and associates, owns, or did own within three years prior to the determination of interested stockholder status, 15% or more of the corporation’s outstanding voting stock. Under Section 203, a business combination between a corporation and an interested stockholder is prohibited unless it satisfies one of the following conditions:
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before the stockholder became interested, the board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

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upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, shares owned by persons who are directors and also officers, and employee stock plans, in some instances; or

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at or after the time the stockholder became interested, the business combination was approved by the board of directors of the corporation and authorized at an annual or special meeting of the stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

Under certain circumstances, Section 203 of the DGCL will make it more difficult for a person who would be an “interested stockholder” to effect various business combinations with a corporation for a three-year period. This provision may encourage companies interested in acquiring New Holdco to negotiate in advance with New Holdco because the stockholder approval requirement would be avoided if New Holdco approves either the business combination or the transaction which results in the stockholder becoming an interested stockholder. Section 203 of the DGCL also may have the effect of preventing changes in New Holdco and may make it more difficult to accomplish transactions which stockholders may otherwise deem to be in their best interests.
Limitation on Liability and Indemnification of Directors and Officers
The Proposed Organizational Documents provide that New Holdco’s directors and officers will be indemnified and advanced expenses by New Holdco to the fullest extent authorized or permitted by the DGCL as it now exists or may in the future be amended. In addition, the Proposed Certificate of Incorporation provides that New Holdco’s directors will not be personally liable to New Holdco or its stockholders for monetary damages for breaches of their fiduciary duty as directors to the fullest extent permitted by the DGCL.
The Proposed Certificate of Incorporation also permits New Holdco to purchase and maintain insurance on behalf of any officer, director, employee or agent of New Holdco for any liability arising out of his or her status as such, regardless of whether the DGCL would permit indemnification.

These provisions may discourage stockholders from bringing a lawsuit against New Holdco directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit New Holdco and its stockholders. Furthermore, a stockholder’s investment may be adversely affected to the extent New Holdco pays the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. NAAC believes that these provisions, the insurance and the indemnity agreements are necessary to attract and retain talented and experienced directors and officers.
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to New Holdco directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.
Listing of Securities
The parties anticipate that, following the Business Combination, the New Holdco Common Stock and New Holdco Warrants will be listed on Nasdaq under the symbols “TSGN” and “TSGNW,” respectively, and the NAAC Units, Class A Ordinary Shares, and NAAC Warrants will be cancelled in connection with the Business Combination and accordingly will cease trading on Nasdaq and be deregistered under the Exchange Act, upon the SPAC Merger Closing.

SECURITIES ACT RESTRICTIONS ON RESALE OF NEW HOLDCO COMMON STOCK
Pursuant to Rule 144, a person who has beneficially owned restricted shares of New Holdco Common Stock or restricted New Holdco Warrants for at least six months would be entitled to sell their securities provided that (a) such person is not deemed to have been one of New Holdco’s Affiliates at the time of, or at any time during the three months preceding, a sale and (b) New Holdco is subject to the Exchange Act periodic reporting requirements for at least three months before the sale and has filed all required reports under Section 13 or 15(d) of the Exchange Act during the 12 months (or such shorter period as New Holdco was required to file reports) preceding the sale. Persons who have beneficially owned restricted shares of New Holdco Common Stock or restricted New Holdco Warrants for at least six months but who are Affiliates at the time of, or at any time during the three months preceding, a sale would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of:
•
1% of the total number of shares of such New Holdco Common Stock or New Holdco Warrants then-outstanding, as applicable; and

•
the average weekly reported trading volume of such New Holdco securities during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales by New Holdco’s Affiliates under Rule 144 are also limited by manner of sale provisions and notice requirements and to the availability of current public information about New Holdco.

BENEFICIAL OWNERSHIP OF SECURITIES
The following table sets forth information known to NAAC regarding (a) the actual beneficial ownership of the Ordinary Shares as of the record date (prior to the Business Combination and PIPE Financing) and (b) the expected beneficial ownership of New Holdco Common Stock immediately following consummation of the Business Combination and PIPE Financing, assuming that no public shares of NAAC are redeemed, and alternatively the maximum redemptions scenario, which assumes that 37,950,000 Class A Ordinary Shares (the number of Class A Ordinary Shares issued in the Initial Public Offering) are redeemed as further described in the subsection entitled “Unaudited Pro Forma Condensed Combined Financial Information,” resulting in an aggregate payment of $379.5 million out of the Trust Account, in each case, by:
•
each person who is, or is expected to be, the beneficial owner of more than 5% of the outstanding shares of New Holdco Common Stock;

•
each of NAAC’s named executive officers and directors;

•
each person who will become a named executive officer or director of New Holdco post-Business Combination; and

•
all current executive officers and directors of NAAC as a group pre-Business Combination, and all executive officers and directors of New Holdco as a group post-Business Combination.

Beneficial ownership is determined according to the rules of the SEC, which generally provide that a person has beneficial ownership of a security if he, she, or it possesses sole or shared voting or investment power over that security, including options and warrants that are currently exercisable or exercisable within 60 days.
The beneficial ownership of NAAC’s Ordinary Shares prior to the Business Combination and PIPE Financing is based on 47,437,500 Ordinary Shares, consisting of 37,950,000 Class A Ordinary Shares and 9,487,500 Class B Ordinary Shares issued and outstanding in the aggregate as of       , 2022.
The expected beneficial ownership of shares of New Holdco Common Stock immediately following consummation of the Business Combination and PIPE Financing, assuming none of NAAC’s public shares are redeemed, is based on an aggregate of 173,700,000 shares of New Holdco Common Stock being issued and outstanding, and (a) assumes that (i) there are no other issuances of equity interests of NAAC or TeleSign, (ii) none of NAAC’s initial shareholders or BICS have purchased Class A Ordinary Shares in the open market, (iii) the aggregate NAAC Transaction Expenses and Company Transaction Expenses will be $50 million, (iv) the Sponsor forfeits 948,750 NAAC Founder Shares in connection with the Business Combination (and no additional NAAC Founder Shares are subject to forfeiture as a result of NAAC shareholder redemption levels exceeding 50% or otherwise), and (v) TeleSign’s valuation is not otherwise reduced by factors set forth in the Business Combination Agreement, and (b) does not take into account New Holdco Warrants that will remain outstanding following the Business Combination and may be exercised at a later date.
The expected beneficial ownership of shares of New Holdco Common Stock immediately following consummation of the Business Combination and PIPE Financing, assuming the maximum redemption scenario where 37,950,000 public shares have been redeemed, is based on an aggregate of 135,750,000 shares of New Holdco Common Stock being issued and outstanding, and (a) assumes that (i) there are no other issuances of equity interests of NAAC or TeleSign, (ii) none of NAAC’s initial shareholders or BICS have purchased Class A Ordinary Shares in the open market, (iii) the aggregate NAAC Transaction Expenses and Company Transaction Expenses will be $50 million, (iv) the Sponsor forfeits 1,897,500 NAAC Founder Shares in connection with the Business Combination, and (v) TeleSign’s valuation is not otherwise reduced by factors set forth in the Business Combination Agreement, and (b) does not take into account New Holdco Warrants that will remain outstanding following the Business Combination and may be exercised at a later date.
After the consummation of the Business Combination, the Sponsor and its Affiliates are also expected to own warrants to purchase an additional 7,126,667 shares of New Holdco Common Stock. The warrants will not be exercisable until 30 days following the consummation of the contemplated business combination. Assuming the exercise of all of the Sponsor’s warrants (and none of the public warrants), the Sponsor and its Affiliates would be deemed to own 15,665,417, shares of New Holdco Common Stock, which constitutes 13.54% of shares of New Holdco Common Stock outstanding assuming no redemptions, or 14,716,667, shares of New Holdco Common Stock, which constitutes 17.60% of the New Holdco Common Stock outstanding assuming maximum redemptions, in each case on a fully diluted basis.
Unless otherwise indicated, we believe that all persons named in the table below have sole voting and investment power with respect to all shares of New Holdco Common Stock beneficially owned by them.
Name and Address of Beneficial Owners(1)	Prior to the Business Combination					After the Business Combination
						Assuming No Redemptions Scenario		Assuming Maximum Redemptions Scenario
	Number of Class A Ordinary Shares	%	Number of Class B Ordinary Shares	%	% of Total Voting Power	Number of Shares of Common Stock	%	Number of Shares of Common Stock	%
Five Percent Holders of NAAC
NAAC Sponsor LP (the Sponsor)(2)(3)	—	*	9,487,500	100	20.0	8,538,750	4.9	7,590,000	5.6
BlueCrest Capital Management Limited(4)	2,970,000	7.8	—	*	6.3	2,970,000	1.7	—	*
Linden Advisors L.P.(5)	2,970,000	7.8	—	*	6.3	2,970,000	1.7	—	*
RP Investment Advisors LP(6)	2,059,443	5.4	—	*	4.3	2,059,443	1.2	—	*
Highbridge Capital Management, LLC (7)	1,940,038	5.1	—	*	4.1	1,940,038	1.1	—	*
Directors and Executive Officers of NAAC
Andrew Morgan	—	*	—	*	*	—	*	—	*
Gary Quin	—	*	—	*	*	—	*	—	*
Patrick Doran(3)	—	*	9,487,500	100	20.0	8,538,750	4.9	7,590,000	5.6
Mark Keating	—	*	—	*	*	—	*	—	*
Dimitri Panayotopoulos	—	*	—	*	*	—	*	—	*
Tamara Sakovska	—	*	—	*	*	—	*	—	*
All Directors and Executive Officers of NAAC as a Group (Eight Individuals)	—	*	9,487,500	100	20.0	8,538,750	4	7,590,000	5.6
Five Percent Holders of TeleSign
BICS(8)	—	—	—	*	—	115,512,500	66.5	116,461,250	85.8
Directors and Named Executive Officers of New Holdco After Consummation of the Business Combination
Guillaume Boutin	—	*	—	*	—	[•]	[•]	[•]	[•]
Dirk Lybaert	—	*	—	*	—	[•]	[•]	[•]	[•]
Gary Quin	—	*	—	*	*	—	*	—	*
Joseph Burton	—	*	—	*	—	[•]	[•]	[•]	[•]
[•]	—	*	—	*	—	[•]	[•]	[•]	[•]
[•]	—	*	—	*	—	[•]	[•]	[•]	[•]
All Directors and Executive Officers of New Holdco as a Group ( Individuals)	—	*	—	*	—	[•]	[•]	[•]	[•]

*
Less than one percent.

(1)
This table is based on 47,437,500 Ordinary Shares outstanding as of       , 2022, of which 37,950,000 were Class A Ordinary Shares and 9,487,500 were Class B Ordinary Shares. Unless otherwise noted, the business address of each of the following entities or individuals is c/o McDermott Will & Emery LLP, One Vanderbilt Avenue, New York, New York 10017 and the registered office of NAAC in the Cayman Islands is PO Box 309, Ugland House, Grand Cayman KY-1104, Cayman Islands.

(2)
Interests shown consist solely of NAAC Founder Shares, classified as Class B Ordinary Shares. Such shares will automatically convert into New Holdco Common Stock upon consummation of the Business Combination on a one-for-one basis, subject to adjustment.

(3)
NAAC Sponsor LP is the record holder of such shares. NAAC Sponsor GP LLC is the general partner of our sponsor. The North Ocean Investment Company Limited (“NOICL”) is the sole owner and managing member of NAAC Sponsor GP LLC. Patrick Doran (and his wife) are the majority owners of NOICL and as such may be deemed to beneficially own the shares held by our sponsor by virtue of his indirect control over our sponsor. Patrick Doran disclaims beneficial ownership of the ordinary shares held by our sponsor other than to the extent of his pecuniary interest in such shares. Each of our officers and directors are direct or indirect members of our sponsor, or have direct or indirect economic interests in our sponsor.

(4)
According to a Schedule 13G filed with the SEC on January 29, 2021, shares are held for the account of Millais Limited, a Cayman Islands exempted company (the “Fund”). BlueCrest Capital Management Limited (BCCML), which serves as investment manager to the Fund, and Michael Platt, who serves as principal, director and control person of BCCML, may be deemed beneficial owners of the shares. The address of these reporting persons is Ground Floor, Harbour Reach, La Rue de Carteret, St Helier, Jersey, Channel Islands, JE2 4HR.
(5)
According to a Schedule 13G filed on February 3, 2021, 2,970,000 shares are held for the account of Linden Capital L.P. and one or more separately managed accounts (the “Managed Accounts”). Linden GP LLC is the general partner of Linden Capital L.P. and, in such capacity, may be deemed to beneficially own the shares held by Linden Capital L.P. Linden Advisors L.P. is the investment manager of Linden Capital L.P. and trading advisor or investment advisor for the Managed Accounts. Mr. Siu Min Wong is the principal owner and controlling person of Linden Advisors and Linden GP. In such capacities, Linden Advisors and Mr. Wong may each be deemed to beneficially own the shares held by each of Linden Capital and the Managed Accounts, for an aggregate beneficial ownership of 2,970,000 shares. The principal business address for Linden Capital is Victoria Place, 31 Victoria Street, Hamilton HM10, Bermuda. The principal business address for each of Linden Advisors, Linden GP and Mr. Wong is 590 Madison Avenue, 15th Floor, New York, New York 10022.

(6)
A statement on Schedule 13G was jointly filed on February 18, 2021 by RP Investment Advisors LP, RP Select Opportunities Master Fund Ltd., RP Debt Opportunities Fund Ltd., RP Alternative Global Bond Fund and RP SPAC Fund. RP Select Opportunities Master Fund Ltd. (822,760 shares), RP Debt Opportunities Fund Ltd. (215,469 shares), RP Alternative Global Bond Fund (47,660 shares) and RP SPAC Fund (973,554 shares) (the “Funds”) are the record and direct beneficial owners of the securities covered by the statement. RP Investment Advisors LP is the investment advisor of, and may be deemed to beneficially own securities owned by, the Funds. The address of the principal business office of each of the reporting persons is 39 Hazelton Avenue, Toronto, Ontario, Canada, M5R 2E3. Richard Pilosof is the Chief Executive Officer of RP Investment Advisors LP.

(7)
According to a Schedule 13G filed with the SEC on June 21, 2021, Highbridge Capital Management, LLC, as the trading manager of Highbridge Tactical Credit Master Fund, L.P. and Highbridge SPAC Opportunity Fund, L.P., may be deemed to be the beneficial owner of the shares. The address of these reporting persons is 277 Park Avenue, 23rd Floor, New York, New York 10172. Kirk Rule is the Executive Director of Highbridge Capital Management, LLC.

(8)
Belgacom International Carrier Services SA/NV is the record holder of such shares. The business address of Belgacom International Carrier Services SA/NV is boulevard du Roi Albert II, 27, 1030 Brussels, Belgium.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
NAAC Related Party Transactions
NAAC Founder Shares
On November 10, 2020, the Sponsor paid $25,000, or approximately $0.003 per share, to cover certain offering costs in consideration for 8,625,000 Class B ordinary shares, par value $0.0001 (the “NAAC Founder Shares”). On January 21, 2021, prior to the closing of the Initial Public Offering, NAAC effected a stock dividend of 0.1 shares for each share outstanding (the “Dividend”), resulting in there being an aggregate of 9,487,500 Founder Shares outstanding. All shares and associated amounts have been retroactively restated to reflect the stock dividend. Up to 1,237,500 Founder Shares were subject to forfeiture by the Sponsor depending on the extent to which the underwriters’ over-allotment option is exercised. In connection with the underwriters’ full exercise of their over-allotment option on January 26, 2021, the 1,237,500 Founder Shares were no longer subject to forfeiture.
The initial shareholders have agreed, subject to limited exceptions, not to transfer, assign or sell any of their Founder Shares until the earlier to occur of: (i) one year after the completion of the Initial Business Combination; or (ii) the date on which NAAC completes a liquidation, merger, share exchange or other similar transaction after the Initial Business Combination that results in all of NAAC’s shareholders having the right to exchange their Class A ordinary shares for cash, securities or other property; except to certain permitted transferees and under certain circumstances (the “lock-up”). Notwithstanding the foregoing, if (1) the closing price of Class A ordinary shares equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the Initial Business Combination or (2) if NAAC consummates a transaction after the Initial Business Combination which results in NAAC’s shareholders having the right to exchange their shares for cash, securities or other property, the NAAC Founder Shares will be released from the lock-up. The Existing Organizational Documents provide that the NAAC Class B Ordinary Shares convert to NAAC Class A Ordinary Shares at a ratio of greater than one-for-one. However, the Initial Shareholders have waived such provision and any other adjustments or anti-dilution protections that arise in connection with the issuance of any equity of NAAC.
Furthermore, transfers of the NAAC Founder Shares that are held by the Sponsor or any permitted transferees, are permitted (a) to the NAAC’s officers or directors, any affiliate or family member of any of NAAC’s officers or directors, any affiliate of the Sponsor or to any members of the Sponsor or any of their affiliates; (b) in the case of an individual, by gift to a member of such individual’s immediate family or to a trust, the beneficiary of which is a member of such individual’s immediate family, an affiliate of such individual or to a charitable organization; (c) in the case of an individual, by virtue of laws of descent and distribution upon death of such individual; (d) in the case of an individual, pursuant to a qualified domestic relations order; (e) by private sales or transfers made in connection with any forward purchase agreement or similar arrangement or in connection with the consummation of an initial Business Combination at prices no greater than the price at which the securities were originally purchased; (f) in the event of NAAC’s liquidation prior to the completion of an initial Business Combination; (g) by virtue of the laws of the Cayman Islands or the Sponsor’s limited liability company agreement upon dissolution of the Sponsor; or (h) in the event of NAAC’s liquidation, merger, capital stock exchange or other similar transaction which results in all of NAAC’s shareholders having the right to exchange their Class A Ordinary Shares for cash, securities or other property subsequent to NAAC’s completion of an initial Business Combination; provided, however, that in the case of clauses (a) through (e) or (g), these permitted transferees must enter into a written agreement with NAAC agreeing to be bound by the applicable transfer and other restrictions (including provisions relating to voting, the trust account and liquidating distributions).
Private Placement Warrants
Simultaneously with the closing of the IPO and the closing of the exercise of the over-allotment option, the Sponsor purchased an aggregate of 7,126,667 warrants at a price of $1.50 per warrant, for an aggregate purchase price of $10,690,000 in a private placement. A portion of the proceeds from the private placement was added to the proceeds from the IPO held in the Trust Account.

The Private Placement Warrants are identical to the warrants sold in the Initial Public Offering except that the Private Placement Warrants, so long as they are held by the Sponsor or its permitted transferees, (i) will not be redeemable by NAAC, (ii) may not (including the Class A ordinary shares issuable upon exercise of these warrants), subject to certain limited exceptions, be transferred, assigned or sold by the holders until 30 days after the completion of NAAC’s Initial Business Combination, (iii) may be exercised by the holders on a cashless basis and (iv) will be entitled to certain registration rights.
If the Private Placement Warrants are held by holders other than the sponsor or its permitted transferees, the Private Placement Warrants will be redeemable by NAAC and exercisable by the holders on the same basis as the warrants included in the units being sold in the IPO.
The Sponsor has agreed to (i) waive its redemption rights with respect to its founder shares and public shares in connection with the completion of the Initial Business Combination, (ii) waive its redemption rights with respect to its founder shares and public shares in connection with a shareholder vote to approve an amendment to NAAC’s Amended and Restated Memorandum and Articles of Association (A) to modify the substance or timing of NAAC’s obligation to allow redemption in connection with the Initial Business Combination or to redeem 100% of NAAC’s public shares if NAAC has not consummated an Initial Business Combination within the Combination Period or (B) with respect to any other material provisions relating to shareholders’ rights or pre-Initial Business Combination activity, (iii) waive its rights to liquidating distributions from the Trust Account with respect to its founder shares if NAAC fails to complete the Initial Business Combination within the Combination Period, and (iv) vote any founder shares held by the sponsor and any public shares purchased during or after the Initial Public Offering (including in open market and privately-negotiated transactions) in favor of the Initial Business Combination.
Forward Purchase Agreement
NAAC’s Sponsor (or its designees) has agreed to enter into a contingent forward purchase agreement with NAAC, to purchase up to 10,000,000 Units for $10.00 each, in a private placement to occur concurrently with the closing of the Initial Business Combination, for an aggregate purchase price of up to $100,000,000.
The contingent forward purchase units and their component securities would be identical to the Units sold in the Initial Public Offering, except that the contingent forward purchase units and their component securities would be subject to transfer restrictions and certain registration rights, as described in the forward purchase agreement. The funds from the sale of contingent forward purchase units may be used as part of the consideration to the sellers in the Initial Business Combination. Pursuant to the Business Combination Agreement, the parties agreed that the Forward Purchase Agreement shall be terminated prior to or at the closing of the Business Combination.
Related Party Loans and Advances
The Sponsor has agreed to loan the Company up to $300,000 to be used for a portion of the expenses of the IPO. These loans are non-interest bearing, unsecured and were due at the earlier of June 30, 2021 or the closing of the IPO. As of January 26, 2021, the Company had drawn down $175,069 under the promissory note. The promissory note from the Sponsor was paid in full on March 3, 2021. The loan was repaid upon the closing of the IPO out of the $1,000,000 of offering proceeds that had been allocated to the payment of offering expenses. Since March 3, 2021 no additional funds have been borrowed under the promissory note.
In addition, in order to finance transaction costs in connection with an intended Business Combination, the Sponsor or an Affiliate of the Sponsor, or certain of the Company’s officers and directors may, but are not obligated to, loan the Company funds as may be required (“Working Capital Loans”). If the Company completes the Initial Business Combination, the Company would repay the Working Capital Loans. In the event that the Initial Business Combination does not close, the Company may use a portion of the working capital held outside the Trust Account to repay the Working Capital Loans but no proceeds from the Trust Account would be used to repay the Working Capital Loans. Up to $1,500,000 of such Working Capital Loans may be convertible into Private Placement Warrants at a price of $1.50 per warrant at the option of the lender. Such warrants would be identical to the Private Placement Warrants. As of September 30, 2021 and December 31, 2020, the Company had $1,199,994 and zero in Working Capital Loans outstanding, respectively.
Pursuant to the Transaction Support Agreement, the Sponsor and certain other shareholders of NAAC (i) waived any rights for either (A) the August 6, 2021 promissory note or (B) any other loans made by it or its Affiliates to NAAC or any of its Affiliates, to be converted into securities of NAAC and/or warrants exercisable for securities of NAAC or any of its Affiliates or their successors or assigns, and (ii) agreed that no such loans, if any, shall be converted into securities and/or warrants.
Registration Rights
The holders of the NAAC Founder Shares, private placement warrants, and warrants that may be issued upon conversion of Working Capital Loans (and any Class A Ordinary Shares issuable upon the exercise of the private placement warrants and warrants that may be issued upon conversion of Working Capital Loans and upon conversion of the NAAC Founder Shares), and any Class A Ordinary Shares held by the initial shareholders and the Sponsor at the completion of the Initial Public Offering or acquired prior to or in connection with the Initial Business Combination, are entitled to registration rights pursuant to the registration rights agreement signed upon the effective date of the IPO. The holders of these securities, having a value of approximately $90 million in the aggregate (assuming none of NAAC’s public shares are redeemed and based on the closing price of the Class A Ordinary Shares and NAAC Warrants, respectively, on December 15, 2021), are entitled to make up to three demands that NAAC offer such securities in an underwritten offering. In addition, these holders also have certain “piggyback” registration rights with respect to certain underwritten offerings NAAC may conduct. NAAC will bear the expenses incurred in connection with the registration of such securities.
Administrative Services Agreement
Commencing on January 26, 2021, NAAC has agreed to pay the Sponsor up to $10,000 per month for office space, utilities, secretarial and administrative support services provided to members of NAAC’s management team. Upon completion of the Initial Business Combination or NAAC’s liquidation, NAAC will cease paying these monthly fees. During the three and nine months ended September 30, 2021, NAAC recorded $30,000 and $51,613, respectively, of administrative service fees, which are included in formation and operating costs in the accompanying unaudited condensed statements of operations. As of September 30, 2021, the amount due to the Sponsor for these fees is $97,063.
Consulting Agreements
Pursuant to the consulting agreements entered into by and between NAAC and Woodberry Management Services Ltd., in the event that NAAC completes an Initial Business Combination, Woodberry Management Services Ltd., a private investment firm of which Patrick Doran currently serves as the chief executive officer and founder, will be paid fees in the amount of approximately $1.7 million for corporate finance and consulting services provided to NAAC in connection with the Business Combination
TeleSign’s Related Party Transactions
On December 11, 2018, TeleSign entered into an agreement (the “BICS Framework Agreement”) with BICS, TeleSign’s parent and sole shareholder. The BICS Framework Agreement, effective November 1, 2017, specifies a range of services to be exchanged between BICS and TeleSign, which includes among others, the provision of shared support services and the provision of SMS services from each other. BICS and TeleSign invoice each other for the services at cost plus a mark-up to reflect an arm’s length transaction. The cost of revenues of TeleSign under the arrangement were $44.7 million and $32.7 million for the years ended December 31, 2020 and 2019, respectively, and revenues were $2.9 million and $5.3 million for the years ended December 31, 2020 and 2019, respectively. TeleSign recognized operating expenses under the arrangement of $1.8 million and $0.2 million for the years ended December 31, 2020 and 2019, respectively. As of December 31, 2020 and 2019, TeleSign had a receivable of $0.3 million and $0.3 million under this arrangement, respectively, and accrued expenses and accounts payable of $5.9 million and $2.4 million under this arrangement, respectively. The BICS Framework Agreement was entered into for an undefined period of time but can be terminated by either party upon notice to the other party. A breaching party has 30 working days to remedy a material breach (starting when the non-breaching party provides notice of such breach), after which the non-breaching party can terminate the agreement with immediate effect. Either party can terminate the BICS Framework Agreement with immediate effect in the event of liquidation, suspension of payment or negative creditworthiness of the other party. Further, the agreement terminates by operation of law, and without prior notice, in the event of bankruptcy of either party.
On May 1, 2019, TeleSign entered into an agreement with Proximus, the ultimate parent of TeleSign and sole shareholder of BICS. Under the agreement, Proximus agrees to provide TeleSign with data verification services and invoices TeleSign based on monthly volume to reflect an arm’s length transaction. TeleSign incurred no expenses under the agreement for the years ended December 31, 2020 and 2019, respectively.
On July 30, 2021, TeleSign entered into a 5-year agreement with BICS to amend and restate the BICS Framework Agreement. The amended BICS Framework Agreement requires TeleSign to pay BICS an annual management fee of €2.7 million in lieu of the mark-up for the SMS services under the original terms. Under this strategic partnership, TeleSign has the option but not the obligation, to use BICS as a messaging gateway based on favorable but arm’s length pricing terms. On October 12, 2021, effective January 1, 2022, the Framework Agreement was amended whereby BICS would support TeleSign’s voice solution offering. At the end of the 5-year term, this strategic partnership is renewed for an indefinite duration unless either party decides to terminate it by giving 90 days written notice prior to the end of the 5-year term.
On August 1, 2021, TeleSign entered into an agreement (the “A2P Selling Customer Transfer and Collaboration Agreement”) with BICS, in which the contractual rights and obligations of five customers that currently procure certain services from BICS will be transferred by assignment to TeleSign upon their consent. TeleSign paid BICS a one-time payment of €12.4 million for the value of the contracts transferred or pro-rated based on the final number of customers transferred.
On August 23, 2021, TeleSign entered into an agreement (the “Treasury Services Agreement”) with Proximus. The Treasury Services Agreement specifies a range of services to be provided by Proximus including a revolving credit facility (the “Credit Facility”). The Credit Facility provides for a revolving line of credit of $32.0 million. Amounts outstanding under the Credit Facility accrue interest based on the EURIBOR or LIBOR rate based on the tenor of the loan. On August 26, 2021, TeleSign drew $15.0 million on the revolving line of credit. The Treasury Services Agreement is entered into for an undefined period of time but can be terminated by either party giving a one month’s notice to the other party.
On September 30, 2021, TeleSign and Proximus entered into an agreement under which Proximus will run a proof of concept to determine the extent to which Proximus will purchase TeleSign’s services prospectively. Proximus shall pay TeleSign a total of $0.4 million under this arrangement.
On October 29, 2021, TeleSign and Proximus entered into a 3-year agreement (“Proximus Framework Agreement”) under which Proximus will provide administrative services to TeleSign at an arm’s length transaction price.
On November 5, 2021, TeleSign and BICS entered into a terms sheet that includes the main principles and commercial terms that the parties agree to include in a Value-Added Reseller Agreement (the “VAR Agreement”). The parties agree to execute the VAR Agreement before December 15, 2021. The VAR Agreement shall have a duration of three years effective from when TeleSign operates as a publicly traded entity. If at any moment, Proximus is no longer controlling shareholder of BICS or TeleSign, the VAR Agreement shall automatically terminate.
On December 14, 2021, TeleSign and Proximus entered into an agreement (the “Research and Development Collaboration Agreement”), under which TeleSign will source some of its research and development activity with Proximus, leveraging the latter’s center of excellence in artificial intelligence and cybersecurity. Pursuant to TeleSign’s future growth plans consistent with its international expansion outside of the US, TeleSign plans to invest €25 million to €30 million over the next 5 years in Belgium with a focus on R&D activity. Through the Research and Development Collaboration Agreement, the parties’ intent, among other things, is to play a leading role in the field of artificial intelligence and cybersecurity, to reinforce collaboration with the Belgian national authorities to help fight against fraud and cyber-crime, among other things. In the event of an invalid, illegal or unenforceable provision that affects the nature of the entire agreement, either party has the right, upon 15 days’ notice to the other party, to terminate the agreement if parties are unable to reach an agreement 30 days after the start of negotiations.
Policies and Procedures for Related Party Transactions
The New Holdco Board will review and consider the interests of its directors, executive officers, and principal stockholders in its review and consideration of transactions and form committees of non-interested directors when it determines that the formation of such committees is appropriate under the circumstances.
New Holdco intends to adopt a new written related party transaction policy to be effective upon the completion of the Business Combination. The policy will provide that officers, directors, holders of more than 5% of any class of New Holdco’s voting securities, and any member of the immediate family of and any entity affiliated with any of the foregoing persons, will not be permitted to enter into a related-party transaction with the post-combination company without the prior consent of the audit committee, or other independent members of the New Holdco Board in the event it is inappropriate for the audit committee to review such transaction due to a conflict of interest. Any request for New Holdco to enter into a transaction with an executive officer, director, principal stockholder, or any of their immediate family members or Affiliates, in which the amount involved exceeds $120,000, must first be presented to the audit committee for review, consideration, and approval. In approving or rejecting the proposed transactions, the audit committee will take into account all of the relevant facts and circumstances available.

LEGAL MATTERS
McDermott Will & Emery LLP has passed upon the validity of the securities of New Holdco offered by this proxy statement/prospectus and certain other legal matters related to this proxy statement/prospectus. McDermott Will & Emery LLP, as tax counsel for NAAC, has passed upon certain U.S. federal income tax consequences of the Business Combination for NAAC.
EXPERTS
The financial statements of Torino Holding Corp. as of December 31, 2020 and 2019, and for each of the two years in the period ended December 31, 2020, included in this Prospectus, have been audited by Deloitte & Touche LLP (“Deloitte”), an independent registered public accounting firm, as stated in their report. Such financial statements are included in reliance upon the report of such firm given their authority as experts in accounting and auditing.
Prior to February 23, 2021, Investor A was a beneficial owner with significant influence over TeleSign. Prior to 2019, an associated entity of Deloitte Touche Tohmatsu Limited in Switzerland (“Deloitte Switzerland”) entered into business relationships with Investor A which were inconsistent with the auditor independence rules of the U.S. Securities and Exchange Commission and Public Company Accounting Oversight Board (United States), as described below:
•
Deloitte Switzerland provided services to Investor A in connection with its back-office outsourcing service offering to three financial institution clients and was identified as the service provider in the contractual agreements between Investor A and the financial institution clients. Total estimated fees earned by Deloitte Switzerland from January 1, 2019 to February 23, 2021 were 0.2 million USD.

•
Deloitte Switzerland and Investor A had prime/subcontractor relationships in place under which 1) Deloitte Switzerland subcontracted to Investor A and delivered SAP implementation services to two third-party customers of Investor A and 2) Investor A subcontracted to Deloitte Switzerland and provided SAP implementation services to a third-party customer of Deloitte Switzerland. Total estimated fees earned by Deloitte Switzerland from January 1, 2019 to February 23, 2021 were 10.6 million USD.

These independence matters were resolved when Investor A ceased to be a beneficial owner with significant influence over TeleSign on February 23, 2021. The business relationships were quantitatively and qualitatively immaterial to Deloitte and Investor A, and had no impact on the operations, accounting and financial reporting systems, processes, or controls of TeleSign, or Deloitte’s related audit procedures and judgments.
After careful consideration of the facts and circumstances and the applicable independence rules, Deloitte has concluded that (i) the aforementioned matters do not impair Deloitte’s ability to exercise objective and impartial judgment in connection with its audits of TeleSign’s consolidated financial statements, and (ii) a reasonable investor with knowledge of all relevant facts and circumstances would reach the same conclusion. After considering these matters and based on the totality of the information provided, management and the Audit Committee of TeleSign concurred with Deloitte’s conclusions.
The financial statements of NAAC as of December 31, 2020, and for the period from October 14, 2020 (inception) through December 31, 2020, appearing in this proxy statement/prospectus on Form S-4 have been audited by Marcum LLP, an independent registered public accounting firm, as stated in their report thereon and included in this proxy statement/prospectus, in reliance upon such report and upon the authority of such firm as experts in accounting and auditing.
HOUSEHOLDING INFORMATION
Unless NAAC has received contrary instructions, NAAC may send a single copy of this proxy statement/prospectus to any household at which two or more shareholders reside if it believes the shareholders are members of the same family. This process, known as “householding,” reduces the volume of duplicate information received at any one household and helps to reduce NAAC’s expenses. However, if shareholders prefer to receive multiple sets of NAAC’s disclosure documents at the same address this year, the shareholders should follow the instructions described below. Similarly, if an address is shared with another shareholder and together both of the shareholders would like to receive only a single set of NAAC’s disclosure documents, the shareholders should follow these instructions:
•
if the shares are registered in the name of the shareholder, the shareholder should contact NAAC at its offices at c/o McDermott Will & Emery LLP, One Vanderbilt Avenue, New York, New York 10017 or its telephone number at +353 1 567 6959 or send an email to info@naacq.com to inform NAAC of his or her request; or

•
if a bank, broker, or other nominee holds the shares, the shareholder should contact the bank, broker, or other nominee directly.

TRANSFER AGENT AND REGISTRAR
The transfer agent for NAAC’s securities is Continental Stock Transfer & Trust Company.
STOCKHOLDER PROPOSALS AND NOMINATIONS
It is anticipated that the 2023 annual meeting of stockholders will be held no later than                 , 2023. For any proposal to be considered for inclusion in New Holdco’s proxy statement and form of proxy for submission to the stockholders at the 2023 annual meeting of stockholders, it must be submitted in writing and comply with the requirements of Rule 14a-8 of the Exchange Act and the Proposed Bylaws. Assuming the meeting is held on or about                 , 2023, such proposals must be received by New Holdco at its offices at 13274 Fiji Way, Suite 600, Marina del Rey, California 90292, within a reasonable time before New Holdco begins to print and send its proxy materials for the meeting.
In addition, the Proposed Bylaws, which will be effective upon consummation of the SPAC Merger, provide notice procedures for stockholders to propose business (other than director nominations) to be considered by stockholders at a meeting. To be timely, a stockholder’s notice must be received by the Secretary at the principal executive offices of New Holdco not later than the close of business on the 90th day or earlier than the close of business on the 120th day prior to the first anniversary of the preceding year’s annual meeting; provided, however, that in the event that no annual meeting was held during the preceding year or the date of the annual meeting is advanced more than 30 days prior to, or delayed by more than 30 days after, such anniversary of the preceding year’s annual meeting, notice by the stockholder to be timely must be so received no earlier than the close of business on the 120th day prior to such annual meeting and no later than the close of business on the later of the 90th day prior to such annual meeting and the tenth day following the day on which public announcement of the date of such meeting was first made. Thus, for the 2023 annual meeting of stockholders, notice of a proposal must be delivered to the Secretary no later than                 , 2023 and no earlier than                 , 2023. The Chairperson of the New Holdco Board may refuse to acknowledge the introduction of any stockholder proposal not made in compliance with the foregoing procedures.
Further, the Proposed Bylaws, which will be effective upon the consummation of the SPAC Merger, provide notice procedures for stockholders to nominate a person as a director to be considered by stockholders at a meeting. To be timely, a stockholder’s notice must be received by the Secretary at the principal executive offices of New Holdco, in the case of an annual meeting, not later than the close of business on the 90th day or earlier than the close of business on the 120th day prior to the first anniversary of the preceding year’s annual meeting; provided, however, that in the event that no annual meeting was held during the preceding year or the date of the annual meeting is advanced more than 30 days prior to, or delayed by more than 30 days after, the anniversary of the preceding year’s annual meeting, notice by the stockholder to be timely must be so received no earlier than the close of business on the 120th day prior to such annual meeting and not later than the close of business on the later of the 90th day prior to such annual meeting and the tenth day following the day on which public announcement of the date of such meeting was first made. Thus, for the 2023 annual meeting of stockholders, notice of a nomination must be delivered to New Holdco’s Secretary no later than                 , 2023 and no earlier than                 , 2023. The Chairperson of the New Holdco Board may refuse to acknowledge the introduction of any stockholder nomination not made in compliance with the foregoing procedures.

SHAREHOLDER COMMUNICATIONS
Shareholders and interested parties may communicate with the NAAC Board, any committee chairperson, or the non-management directors as a group by writing to the NAAC Board or committee chairperson in care of North Atlantic Acquisition Corporation at c/o McDermott Will & Emery LLP, One Vanderbilt Avenue, New York, New York 10017. Following the Business Combination, such communications should be sent in care of NAAC Holdco, Inc., 13274 Fiji Way, Suite 600, Marina del Rey, California 90292. Each communication will be forwarded, depending on the subject matter, to the board of directors, the appropriate committee chairperson, or all non-management directors.
ENFORCEABILITY OF CIVIL LIABILITY
NAAC is a Cayman Islands exempted company. If NAAC does not change its jurisdiction of incorporation from the Cayman Islands to Delaware by effecting the SPAC Merger, you may have difficulty serving legal process within the United States upon NAAC. You may also have difficulty enforcing, both in and outside the United States, judgments you may obtain in U.S. courts against NAAC in any action, including actions based upon the civil liability provisions of U.S. federal or state securities laws. Furthermore, there is doubt that the courts of the Cayman Islands would enter judgments in original actions brought in those courts predicated on U.S. federal or state securities laws. However, NAAC may be served with process in the United States with respect to actions against NAAC arising out of or in connection with violation of U.S. federal securities laws relating to offers and sales of NAAC’s securities by serving NAAC’s U.S. agent irrevocably appointed for that purpose.
WHERE YOU CAN FIND ADDITIONAL INFORMATION
New Holdco has filed a Registration Statement on Form S-4 to register the issuance of securities described elsewhere in this proxy statement/prospectus. This proxy statement/prospectus is part of that Registration Statement on Form S-4.
NAAC files reports, proxy statements, and other information with the SEC as required by the Exchange Act. You can read NAAC’s SEC filings, including this proxy statement/prospectus, over the Internet at the SEC’s website at http://www.sec.gov.
If you would like additional copies of this proxy statement/prospectus or if you have questions about the Business Combination or the Proposals to be presented at the extraordinary general meeting, you should contact NAAC’s proxy solicitation agent at the following address and telephone number:
Morrow Sodali LLC
470 West Avenue
Stamford, Connecticut 06902
Telephone: (800) 662-5200
(bank and brokers call collect at (203) 658-9400)
Email: NAAC.info@investor.morrowsodali.com
If you are a NAAC shareholder and would like to request documents, please do so by                 , 2022, in order to receive them before the extraordinary general meeting. If you request any documents from NAAC, NAAC will mail them to you by first class mail, or another equally prompt means.
All information included in this proxy statement/prospectus relating to NAAC and New SPAC has been supplied by NAAC, and all such information relating to TeleSign and New Holdco has been supplied by TeleSign. Information provided by either NAAC or TeleSign does not constitute any representation, estimate, or projection of any other party.
Neither NAAC nor TeleSign has authorized anyone to give any information or make any representation about the Business Combination or their companies that is different from, or in addition to, that included in this proxy statement/prospectus or in any of the materials that have been incorporated in this proxy statement/prospectus. Therefore, if anyone does give you information of this sort, you should not rely on it. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this proxy statement/prospectus or the solicitation of proxies is unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this proxy statement/prospectus does not extend to you. The information included in this proxy statement/prospectus speaks only as of the date of this proxy statement/prospectus unless the information specifically indicates that another date applies.

NORTH ATLANTIC ACQUISITION CORPORATION
CONDENSED BALANCE SHEETS
	September 30, 2021	December 31, 2020
	(Unaudited)
Assets
Current assets:
Cash	$1,535,759	$—
Prepaid expenses	578,510	—
Deferred offering costs	—	375,453
Total current assets	2,114,269	375,453
Prepaid expenses – non-current	176,199
Marketable securities held in Trust Account	379,578,480	—
Total Assets	$381,868,948	$375,453
Liabilities and Shareholder’s Equity (Deficit)
Current Liabilities:
Accrued offering costs and expenses	$752,592	$180,384
Due to related party	81,613	—
Promissory note – related party	1,199,994	175,069
Total current liabilities	2,034,199	355,453
Forward Purchase Agreement liability	2,541,629	—
Warrant liability	14,921,502	—
Deferred underwriting discount	13,282,500	—
Total liabilities	32,779,830	355,453
Commitments and contingencies
Class A ordinary shares subject to possible redemption, 37,950,000 shares and 0 shares at redemption value, respectively	379,500,000	—
Shareholders’ Equity (Deficit):
Preference shares, $0.0001 par value; 1,000,000 shares authorized; none issued and outstanding	—	—
Class A ordinary shares, $0.0001 par value; 200,000,000 shares authorized; 0 shares and 0 shares issued and outstanding (excluding 37,950,000 shares and 0 shares subject to possible redemption) at September 30, 2021 and December 31, 2020, respectively	—	—
Class B ordinary shares, $0.0001 par value; 20,000,000 shares authorized; 9,487,500 shares issued and outstanding at September 30, 2021 and December 31, 2020	949	949
Additional paid-in capital	—	24,051
Accumulated deficit	(30,411,831)	(5,000)
Total shareholders’ equity (deficit)	(30,410,882)	20,000
Total Liabilities and Shareholders’ Equity (Deficit)	$381,868,948	$375,453
The accompanying notes are an integral part of these unaudited condensed financial statements.

NORTH ATLANTIC ACQUISITION CORP.
UNAUDITED CONDENSED STATEMENTS OF OPERATIONS
	For the Three Months Ended September 30, 2021	For the Nine Months Ended September 30, 2021
Formation and operating costs	$123,013	$2,407,691
Loss from operations	(123,013)	(2,407,691)
Other income (expense):
Warrant issue costs	—	(858,197)
Change in fair value of Forward Purchase Agreement liability	963,378	1,589,588
Change in fair value of warrant liability	5,728,204	9,180,997
Trust interest income	9,568	78,481
Total other income	6,701,150	9,990,869
Net Income	$6,578,137	$7,583,178
Basic and diluted weighted average shares outstanding, Class A ordinary shares subject to possible redemption	37,950,000	34,474,725
Basic and diluted net income per Class A ordinary share subject to possible redemption	$0.14	$0.17
Basic and diluted weighted average shares outstanding, Class B ordinary shares	9,487,500	9,487,500
Basic and diluted net income per Class B ordinary share	$0.14	$0.18
The accompanying notes are an integral part of these unaudited condensed financial statements.

NORTH ATLANTIC ACQUISITION CORP.
UNAUDITED CONDENSED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT)
	Class A Ordinary Shares		Class B Ordinary Shares		Additional Paid-in Capital	Accumulated Deficit	Total Shareholders’ Equity (Deficit)
	Shares	Amount	Shares	Amount
Balance as of December 31, 2020	—	$—	9,487,500	$949	$24,051	$(5,000)	$20,000
Excess of cash received over fair value of Private Placement Warrants	—	—	—	—	1,894,001	—	1,894,001
Initial classification of Forward Purchase Agreement liability	—	—	—	—	(4,131,217)	—	(4,131,217)
Net income	—	—	—	—	—	12,804,444	12,804,444
Subsequent measurement of Class A shares	—	—	—	—	2,213,165	(37,990,009)	(35,776,844)
Balance as of March 31, 2021 (Restated – see Note 2)	—	$—	9,487,500	$949	$—	$(25,190,565)	$(25,189,616)
Net income	—	—	—	—	—	(11,799,403)	(11,799,403)
Balance as of June 30, 2021 (Restated – see Note 2)	—	$—	9,487,500	$949	$—	$(36,989,968)	$(36,989,019)
Net loss	—	—	—	—	—	6,578,137	6,578,137
Balance as of September 30, 2021	—	$—	9,487,500	$949	$—	$(30,411,831)	$(30,410,882)
The accompanying notes are an integral part of these unaudited condensed financial statements.

NORTH ATLANTIC ACQUISITION CORP.
UNAUDITED CONDENSED STATEMENT OF CASH FLOWS
For the nine months ended, September 30, 2021
Cash flows from Operating Activities:
Net income	$7,583,178
Adjustments to reconcile net income to net cash used in operating activities:
Interest earned on marketable securities held in Trust Account	(78,481)
Change in fair value of Forward Purchase Agreement liability	(1,589,588)
Change in fair value of warrant liability	(9,180,997)
Warrant issuance costs	858,197
Changes in current assets and current liabilities:
Prepaid expenses	(754,709)
Accrued offering costs and expenses	947,662
Due to related party	81,613
Net cash used in operating activities	(2,133,125)
Cash Flows from Investing Activities:
Investment held in Trust Account	(379,500,000)
Net cash used in investing activities	(379,500,000)
Cash flows from Financing Activities:
Proceeds from Initial Public Offering, net of underwriters’ fees	371,910,000
Proceeds from private placement	10,690,000
Proceeds from issuance of promissory note	1,199,994
Payment of promissory note to related party	(175,069)
Payments of offering costs	(456,041)
Net cash provided by financing activities	383,168,884
Net change in cash	1,535,759
Cash, beginning of the period	—
Cash, end of the period	$1,535,759
Supplemental disclosure of noncash investing and financing activities:
Deferred underwriting commissions charged to additional paid-in capital	$13,282,500
Initial value of Class A ordinary shares subject to possible redemption	$343,723,156
Accretion of Class A ordinary shares to redemption value	$35,776,844
Initial classification of forward purchase agreement liability	$4,131,217
Initial classification of warrant liability	$24,102,499
The accompanying notes are an integral part of these unaudited condensed financial statements.

NORTH ATLANTIC ACQUISITION CORPORATION
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS
SEPTEMBER 30, 2021
Note 1 — Organization and Business Operation
Organization and General
North Atlantic Acquisition Corporation (the “Company”) was incorporated as a Cayman Islands exempted company on October 14, 2020. The Company was incorporated for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses (the “Business Combination”). The Company has not selected any specific Business Combination target and the Company has not, nor has anyone on its behalf, engaged in any substantive discussions, directly or indirectly, with any Business Combination target with respect to the Business Combination.
The Company’s sponsor is NAAC Sponsor LP, a Delaware LP (the “Sponsor”).
The Company has selected December 31 as its fiscal year end.
As of September 30, 2021, the Company had not commenced any operations. All activity for the period from October 14, 2020 (inception) through September 30, 2021 relates to the Company’s formation and the initial public offering (“IPO”) described below, and since the closing of the IPO, the search for a prospective initial Business Combination. The Company will not generate any operating revenues until after the completion of its initial Business Combination, at the earliest. The Company will generate non-operating income in the form of interest income on cash and cash held in Trust Account from the proceeds derived from the IPO and will recognize changes in the fair value of the forward purchase agreement (“FPA”) and warrant liability as other income (expense).
Financing
The registration statement for the Company’s IPO was declared effective January 21, 2021 (the “Effective Date”). On January 26, 2021, the Company consummated the IPO of 33,000,000 units (the “Units” and, with respect to the Class A ordinary shares included in the Units being offered, the “public share”), at $10.00 per Unit, generating gross proceeds of $330,000,000, which is discussed in Note 4. Simultaneously with the closing of the IPO, the Company consummated the sale of 6,466,667 warrants (the “Private Warrants”), at a price of $1.50 per Private Warrant which is discussed in Note 5.
Simultaneously with the closing of the IPO, the underwriters elected to exercise its full 4,950,000 Public Units over-allotment option which, at $10.00 per Unit, generated gross proceeds of $49,500,000. The Company, in parallel, consummated the private placement of an additional 660,000 Private Warrants at a price of $1.50 per Private Warrant, which generated total additional gross proceeds of $990,000.
Transaction costs of the IPO amounted to $21,328,541, consisting of $7,590,000 of underwriting discount, $13,282,500 of deferred underwriting discount, and $456,041 of other offering costs. Effective on the date of the IPO, $858,197 of offering costs associated with the issuance of the warrants was expensed while the remaining $20,470,344 was initially classified as a reduction of shareholders’ equity.
Trust Account
Following the closing of the IPO on January 26, 2021, $379,500,000 (approximately $10.00 per Unit) from the net offering proceeds of the sale of the Units in the IPO and the sale of the Private Warrants was placed in a trust account (the “Trust Account”) and invested in U.S. government securities, with a maturity of 180 days or less or in money market funds meeting certain conditions under Rule 2a-7 under the Investment Company Act, which invest only in direct U.S. government treasury obligations. Except with respect to interest earned on the funds held in the Trust Account that may be released to the Company to pay its tax obligations, the proceeds from the IPO will not be released from the Trust Account until the earliest of (i) the completion of initial Business Combination, (ii) the redemption of the Company’s public shares. If the

Company does not complete an initial Business Combination within 24 months from the closing of the IPO, subject to applicable law, or (iii) the redemption of the Company’s public shares properly submitted in connection with a shareholder vote to amend its amended and restated memorandum and articles of association to (A) modify the substance or timing of the Company’s obligation to allow redemption in connection with the initial Business Combination or to redeem 100% of its public shares if the Company has not consummated an initial Business Combination within 24 months from the closing of the IPO or (B) with respect to any other material provisions relating to shareholders’ rights or pre-initial Business Combination activity. The proceeds deposited in the Trust Account could become subject to the claims of the Company’s creditors, if any, which could have priority over the claims of the Company’s public shareholders. While the Company’s management has broad discretion with respect to the specific application of the cash held outside of the Trust Account, substantially all of the net proceeds from the Initial Public Offering and the sale of the Private Warrants, which are placed in the Trust Account, are intended to be applied generally toward completing a Business Combination.
Initial Business Combination
The Company will provide its public shareholders with the opportunity to redeem all or a portion of their public shares upon the completion of the initial Business Combination either (i) in connection with a general meeting called to approve the Business Combination or (ii) without a shareholder vote by means of a tender offer. The decision as to whether the Company will seek shareholder approval of a proposed Business Combination or conduct a tender offer will be made by the Company, solely in its discretion. The shareholders will be entitled to redeem their shares for a pro rata portion of the amount then on deposit in the Trust Account (initially anticipated to be $10.00 per share, plus any pro rata interest earned on the funds held in the Trust Account and not previously released to the Company to pay its taxes).
The Company must complete one or more initial Business Combinations having an aggregate fair market value of at least 80% of the value of the assets held in the Trust Account (as defined below) (excluding the deferred underwriting commissions held in the Trust Account) at the time of the agreement to enter into the initial Business Combination. However, the Company will only complete a Business Combination if the post-transaction company owns or acquires 50% or more of the outstanding voting securities of the target or otherwise acquires a controlling interest in the target sufficient for it not to be required to register as an investment company under the Investment Company Act 1940, as amended (the “Investment Company Act”). There is no assurance that the Company will be able to complete a Business Combination successfully.
The Company will have 24 months from the closing of the IPO to complete the initial Business Combination (the “Combination Period”). However, if the Company is unable to complete the initial Business Combination within the Combination Period, the Company will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the public shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account (less any taxes payable and up to $100,000 of interest to pay dissolution expenses) divided by the number of then outstanding public shares, which redemption will completely extinguish public shareholders’ rights as shareholders (including the right to receive further liquidation distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the Company’s remaining shareholders and the Company’s board of directors, liquidate and dissolve, subject in each case to the Company’s obligations under Cayman Islands law to provide for claims of creditors and in all cases subject to the other requirements of applicable law.
The Sponsor and its officers and directors have agreed to (i) waive their redemption rights with respect to their founder shares and public shares in connection with the completion of the initial Business Combination, (ii) waive their redemption rights with respect to their founder shares and public shares in connection with a shareholder vote to approve an amendment to the Company’s amended and restated memorandum and articles of association, (iii) waive their rights to liquidating distributions from the Trust Account with respect to their founder shares if the Company fails to complete the initial Business Combination within the Combination Period, and (iv) vote any founder shares held by them and any public shares purchased during or after the IPO (including in open market and privately-negotiated transactions) in favor of the initial Business Combination.

The Sponsor has agreed that it will be liable to the Company if and to the extent any claims by a third party for services rendered or products sold to the Company, or a prospective target business with which the Company has entered into a written letter of intent, confidentiality or other similar agreement or Business Combination agreement, reduce the amount of funds in the Trust Account to below the lesser of (i) $10.00 per public share and (ii) the actual amount per public share held in the Trust Account as of the date of the liquidation of the Trust Account, if less than $10.00 per share due to reductions in the value of the trust assets, less taxes payable, provided that such liability will not apply to any claims by a third party or prospective target business who executed a waiver of any and all rights to the monies held in the Trust Account (whether or not such waiver is enforceable) nor will it apply to any claims under the Company’s indemnity of the underwriters of the IPO against certain liabilities, including liabilities under the Securities Act. However, the Company has not asked the Sponsor to reserve funds for such indemnification obligations, nor has the Company independently verified whether the Sponsor has sufficient funds to satisfy its indemnity obligations and the Company believes that the Sponsor’s only assets are securities of the Company. Therefore, the Company cannot assure that the Sponsor would be able to satisfy those obligations. None of the Company’s officers or directors will indemnify the Company for claims by third parties including, without limitation, claims by vendors and prospective target businesses.
Liquidity and Capital Resources
As of September 30, 2021, the Company had approximately $1.5 million in its operating bank account, and working capital of approximately $80 thousand. In August 2021, the Sponsor agreed to loan the Company approximately $1.2 million. Repayment of this loan is not expected to occur until consummation of a business combination.
Prior to the completion of the Initial Public Offering, the Company’s liquidity needs had been satisfied through a capital contribution from the Sponsor of $25,000, to cover certain offering costs, for the founder shares (see Note 6), and the loan under an unsecured promissory note from the Sponsor of $175,069. The promissory note from the Sponsor was paid in full on March 3, 2021.Subsequent to the consummation of the Initial Public Offering and Private Placement, the Company’s liquidity needs have been satisfied through the proceeds from the consummation of the Private Placement not held in the Trust Account and borrowings of $1,199,994 under a promissory note issued August 6, 2021 (see note 6).
Based on the foregoing, management believes that the Company will have sufficient working capital and borrowing capacity to meet its needs through the earlier of the consummation of a Business Combination or one year from this filing. Over this time period, the Company will be using these funds for paying existing accounts payable, identifying and evaluating prospective initial Business Combination candidates, performing due diligence on prospective target businesses, paying for travel expenditures, selecting the target business to merge with or acquire, and structuring, negotiating and consummating the Business Combination.
Note 2 — Restatement Of Previously Issued Financial Statements
In certain of the Company’s previously issued financial statements, a portion of the public shares were classified as permanent equity to maintain shareholders’ equity greater than $5,000,000 on the basis that the Company will consummate its initial business combination only if the Company has net tangible assets of at least $5,000,001. Thus, the Company can only complete a merger and continue to exist as a public company if there is sufficient Public Shares that do not redeem at the merger and so the Company believed that it was appropriate to classify the portion of its public shares required to keep its shareholders’ equity above the $5,000,000 threshold as “shares not subject to redemption.”
In light of recent comment letters issued by the Securities & Exchange Commission (“SEC”) to several special purpose acquisition companies, management re-evaluated the Company’s application of ASC 480-10-99 to its accounting classification of public shares. Upon re-evaluation, management determined that the public shares include certain provisions that require classification of the public shares as temporary equity regardless of the minimum net tangible assets required by the Company to complete its initial business combination.

In accordance with SEC Staff Accounting Bulletin No. 99, “Materiality,” and SEC Staff Accounting Bulletin No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements;” the Company evaluated the changes and has determined that the related impacts were material to previously presented financial statements. Therefore, the Company, in consultation with its Audit Committee, concluded that its previously issued financial statements impacted should be restated to report all public shares as temporary equity. As such the Company is restating those periods in this Quarterly Report. There has been no change in the Company’s total assets, liabilities or operating results.
Impact of the restatement:
The impact to the financial statements as of January 26, 2021, March 31, 2021 and June 30, 2021 is presented below:
Audited Balance Sheet as of January 26, 2021	As Reported	Restatement	As Restated
Ordinary shares subject to possible redemption ($)	$335,635,923	$43,864,077	$379,500,000
Ordinary shares Class A, $0.0001 par value	$397	$(397)	$—
Ordinary shares Class B, $0.0001 par value	949	—	949
Additional Paid in Capital	1,742,454	(1,742,454)	—
Accumulated deficit	(858,197)	(38,006,826)	(38,865,023)
Total shareholders’ equity/(deficit)	$5,000,006	$(43,864,080)	$(38,864,074)
Number of shares subject to redemption	33,563,592	4,386,408	37,950,000
Unaudited Condensed Balance Sheet as of March 31, 2021 as adjusted for Temporary Equity related to Public Shares	As Reported	Restatement	As Restated
Ordinary shares subject to possible redemption ($)	$349,310,380	$30,189,620	$379,500,000
Ordinary shares Class A, $0.0001 par value	$302	$(302)	$—
Ordinary shares Class B, $0.0001 par value	949	—	949
Additional Paid in Capital	—	—
Accumulated deficit	4,998,753	(30,189,318)	(25,190,565)
Total shareholders’ equity/(deficit)	$5,000,004	$(30,189,620)	$(25,189,616)
Number of shares subject to redemption	34,931,038	3,018,962	37,950,000
Unaudited Condensed Statement Of Changes In Shareholders’ Equity as of March 31, 2021	As Reported	Restatement	As Restated
Sale of 37,950,000 Units on January 26, 2021 through public offering	$379,500,000	$(379,500,000)	$—
Changes in Class A ordinary shares subject to possible redemption,	$349,310,380	$(349,310,380)	$—
Subsequent measurement of Class A shares	$—	$(35,776,844)	$(35,776,844)
Shareholders’ equity	$5,000,004	$(30,189,620)	$(25,189,616)
Unaudited Condensed Statement Of Cash Flows For the three months ended March 31, 2021 as adjusted for Temporary Equity related to Public Shares Non-Cash investing and financing activities	As Reported	Restatement	As Restated
Initial value of Class A ordinary shares subject to possible redemption	$339,767,140	$39,732,860	$379,500,000
Change in Class A ordinary shares subject to possible redemption – APIC	$9,543,240	$(9,543,250)	$—

Unaudited Statement of Operations for the three months ended March 31, 2021	As Reported	Restatement	As Restated
Net income available to redeemable shares	$—	$9,475,289	$9,475,289
Net income available to non-redeemable shares	$12,804,444	$(9,475,289)	$3,329,155
Basic and diluted weighted average shares, redeemable shares	24,161,219	3,247,114	27,408,335
Basic and diluted net income per share, redeemable shares	$—	$0.35	$0.35
Basic and diluted weighted average shares, non-redeemable shares	12,312,948	(2,825,448)	9,487,500
Basic and diluted net income per share, non-redeemable shares	$1.04	$(0.69)	$0.35
Unaudited Condensed Balance Sheet as of June 30, 2021 as adjusted for Temporary Equity related to Public Shares	As Reported	Restatement	As Restated
Ordinary shares subject to possible redemption ($)	$337,510,980	$41,989,020	$379,500,000
Ordinary shares Class A, $0.0001 par value	$420	$(420)	$—
Ordinary shares Class B, $0.0001 par value	949	—	949
Additional Paid in Capital	11,799,282	(11,799,282)	—
Accumulated deficit	(6,800,650)	(30,189,318)	(36,989,968)
Total shareholders’ equity/(deficit)	$5,000,001	$(41,989,020)	$(36,989,019)
Number of shares subject to redemption	33,751,098	4,198,902	37,950,000
Unaudited Condensed Statement Of Changes In Shareholders’ Equity as of June 30, 2021	As Reported	Restatement	As Restated
Changes in Class A ordinary shares subject to possible redemption,	$11,799,400	$(11,799,400)	$—
Shareholders’ equity	$5,000,001	$(41,989,020)	$(36,989,019)
Unaudited Condensed Statement Of Cash Flows For the six months ended June 30, 2021 Non-Cash investing and financing activities	As Reported	Restatement	As Restated
Initial value of Class A ordinary shares subject to possible redemption	$349,310,380	$30,189,620	$379,500,000
Change in Class A ordinary shares subject to possible redemption – APIC	$(11,799,400)	$11,799,400	$—
Unaudited Statement of Operations for the three months ended June 30, 2021	As Reported	Restatement	As Restated
Net income available to redeemable shares	$—	$(9,439,522)	$(9,439,522)
Net income available to non-redeemable shares	$(11,799,403)	$9,439,522	$(2,359,881)
Basic and diluted weighted average shares, redeemable shares	33,751,098	4,198,902	37,950,000
Basic and diluted net income per share, redeemable shares	$—	$(0.25)	$(0.25)
Basic and diluted weighted average shares, non-redeemable shares	13,686,402	(4,198,902)	9,487,500
Basic and diluted net income per share, non-redeemable shares	$(0.86)	$0.61	$(0.25)

Unaudited Statement of Operations for the six months ended June 30, 2021	As Reported	Restatement	As Restated
Net income available to redeemable shares	$—	$783,932	$783,932
Net income available to non-redeemable shares	$1,005,041	$(783,932)	$221,109
Basic and diluted weighted average shares, redeemable shares	29,575,879	3,132,408	32,708,287
Basic and diluted net income per share, redeemable shares	$—	$0.02	$0.02
Basic and diluted weighted average shares, non-redeemable shares	12,410,239	(2,922,739)	9,487,500
Basic and diluted net income per share, non-redeemable shares	$0.08	$(0.06)	$0.02
Note 3 — Significant Accounting Policies
Basis of Presentation
The accompanying unaudited condensed financial statements are presented in U.S. dollars in conformity with accounting principles generally accepted in the United States of America (“US GAAP”) for financial information and pursuant to the rules and regulations of the SEC. Accordingly; they do not include all of the information and footnotes required by US GAAP. In the opinion of management, the unaudited condensed financial statements reflect all adjustments, which include only normal recurring adjustments necessary for the fair statement of the balances and results for the periods presented. Operating results for the three and nine month periods ended September 30, 2021 are not necessarily indicative of the results that may be expected through December 31, 2021, or for any future interim periods.
The accompanying unaudited condensed financial statements should be read in conjunction with the audited financial statements and notes thereto included in the Form 10-K filed by the Company with the SEC on March 31, 2021. The accompanying condensed balance sheet as of December 31, 2020 has been derived from those audited financial statements.
Emerging Growth Company Status
The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act of 1933, as amended, (the “Securities Act”), as modified by the Jumpstart our Business Startups Act of 2012, (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.
Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.
Use of Estimates
The preparation of unaudited condensed financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the unaudited condensed financial statements and the reported amounts of expenses during the reporting period. Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the unaudited condensed financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Two of the more significant accounting estimates included in these condensed financial statements is the determination of the fair value of the warrant liability and fair value of the FPA liability. Such estimates may be subject to change as more current information becomes available and accordingly the actual results could differ significantly from those estimates Actual results could differ from those estimates.
Cash and Cash Equivalents
The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company did not have any cash equivalents as of September 30, 2021 and December 31, 2020.
Investments Held in Trust Account
At September 30, 2021, funds held in the Trust Account include $379,578,480 of investments substantially held in a money market fund characterized as Level 1 investments within the fair value hierarchy under ASC 820 (as defined below).
Fair Value Measurements
Fair value is defined as the price that would be received for sale of an asset or paid for transfer of a liability, in an orderly transaction between market participants at the measurement date. GAAP establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). These tiers include:
•
Level 1, defined as observable inputs such as quoted prices (unadjusted) for identical instruments in active markets;

•
Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable such as quoted prices for similar instruments in active markets or quoted prices for identical or similar instruments in markets that are not active; and

•
Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions, such as valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

In some circumstances, the inputs used to measure fair value might be categorized within different levels of the fair value hierarchy. In those instances, the fair value measurement is categorized in its entirety in the fair value hierarchy based on the lowest level input that is significant to the fair value measurement.
The fair value of certain of the Company’s assets and liabilities, which qualify as financial instruments under ASC 820, “Fair Value Measurements and Disclosures,” approximates the carrying amounts represented in the balance sheet. The fair values of cash, prepaid expenses, accrued offering costs and expenses, and amounts due to related parties are estimated to approximate the carrying values as of September 30, 2021 due to the short maturities of such instruments.
The Company’s Private Placement Warrants, contingent forward purchase agreement liability and Working Capital Loan Option are based on valuation models utilizing management judgment and pricing inputs from observable and unobservable markets with less volume and transaction frequency than active markets. Significant deviations from these estimates and inputs could result in a material change in fair value. The fair value of the Private Placement warrant liability and the contingent forward purchase agreement liability were estimated by using inputs primarily within Level 3 of the fair value hierarchy. See Note 6 for additional information on assets and liabilities measured at fair value.

The Company’s warrant liability for the Public Warrants is based on unadjusted quoted prices in an active market (the NASDAQ Stock Market LLC) for identical assets or liabilities that the Company has the ability to access. The fair value of the Public Warrant liability was estimated by using inputs within Level 1 of the fair value hierarchy. Prior to the commencement of separate trading on the NASDAQ Stock market LLC, the fair value of the Public Warrant liability was estimated by using inputs primarily within Level 3 of the fair value hierarchy.
Concentration of Credit Risk
Financial instruments that potentially subject the Company to concentrations of credit risk consist of a cash account in a financial institution, which, at times, may exceed the Federal Deposit Insurance Corporation coverage of $250,000. At September 30, 2021 and December 31, 2020, the Company has not experienced losses on this account.
Ordinary Shares Subject to Possible Redemption
The Company accounts for its ordinary shares subject to possible redemption in accordance with the guidance in Accounting Standards Codification (“ASC”) Topic 480 “Distinguishing Liabilities from Equity.” Ordinary shares subject to mandatory redemption (if any) are classified as a liability instrument and are measured at fair value. Conditionally redeemable ordinary shares (including ordinary shares that feature redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company’s control) are classified as temporary equity. At all other times, ordinary shares are classified as shareholders’ equity. The Company’s ordinary shares feature certain redemption rights that are considered to be outside of the Company’s control and subject to the occurrence of uncertain future events. Accordingly, all ordinary shares subject to possible redemption are presented at redemption value as temporary equity, outside of the shareholders’ equity section of the Company’s balance sheet.
All of the Class A ordinary share sold as part of the Units in the IPO contain a redemption feature which allows for the redemption of such public shares in connection with the Company’s liquidation, if there is a shareholder vote or tender offer in connection with the Business Combination and in connection with certain amendments to the Company’s certificate of incorporation. In accordance with ASC 480-10-S99, redemption provisions not solely within the control of the Company require ordinary share subject to redemption to be classified outside of permanent equity.
If it is probable that the equity instrument will become redeemable, the Company has the option to either accrete changes in the redemption value over the period from the date of issuance (or from the date that it becomes probable that the instrument will become redeemable, if later) to the earliest redemption date of the instrument or to recognize changes in the redemption value immediately as they occur and adjust the carrying amount of the instrument to equal the redemption value at the end of each reporting period. The Company recognizes changes in redemption value immediately as they occur. Immediately upon the closing of the IPO, the Company recognized the remeasurement adjustment from initial carrying amount to redemption book value. The change in the carrying value of redeemable ordinary share resulted in charges against additional paid-in capital and accumulated deficit.
As of September 30, 2021, the ordinary shares subject to possible redemption reflected on the balance sheet are reconciled in the following table:
Gross proceeds from IPO	$379,500,000
Less:
Proceeds allocated to Public Warrants	(15,306,500)
Ordinary share issuance costs	(20,470,344)
Plus:
Remeasurement adjustment of carrying value to redemption value	35,776,844
Ordinary shares subject to possible redemption	$379,500,000

Net Income Per Ordinary Share
The Company complies with accounting and disclosure requirements of FASB ASC Topic 260, “Earnings Per Share”. Net income (loss) per ordinary share is computed by dividing net income (loss) by the weighted average number of ordinary shares outstanding for the period. The Company applies the two-class method in calculating earnings per share. Remeasurement adjustments associated with the redeemable shares of Class A ordinary shares is excluded from earnings per share as the redemption value approximates fair value.
The calculation of diluted income (loss) per share does not consider the effect of the warrants issued in connection with the (i) IPO, and (ii) the private placement because the warrants are contingently exercisable, and the contingencies have not yet been met. The warrants are exercisable to purchase 19,776,667 Class A ordinary shares in the aggregate. As of September 30, 2021 and 2020, the Company did not have any dilutive securities or other contracts that could, potentially, be exercised or converted into ordinary shares and then share in the earnings of the Company. As a result, diluted net income (loss) per ordinary share is the same as basic net income (loss) per ordinary share for the periods presented.
The Company has two classes of shares, which are referred to as Class A ordinary shares and Class B ordinary shares. Earnings and losses are shared pro rata between the two classes of shares. Private and public warrants to purchase 19,776,667 Class A ordinary shares at $11.50 per share were issued on January 26, 2021. No warrants were exercised during the three or nine months ended September 30, 20201. The calculation of diluted income per ordinary share does not consider the effect of the warrants issued in connection with the (i) IPO, (ii) exercise of over-allotment, and (iii) Private Placement since the exercise of the warrants are contingent upon the occurrence of future events. As a result, diluted net income per common share is the same as basic net income per common share for the period. Accretion of the carrying value of Class A ordinary shares to redemption value is excluded from net income per ordinary share because the redemption value approximates fair value.
	For the three months ended September 30, 2021		For the nine months ended September 30, 2021
	Class A	Class B	Class A	Class B
Basic and diluted net income per share
Numerator:
Allocation of net income	$5,262,510	$1,315,627	$5,914,879	$1,668,299
Denominator
Weighted-average shares outstanding	37,950,000	9,487,500	34,474,725	9,487,500
Basic and diluted net income per share	$0.14	$0.14	$0.17	$0.18
Offering Costs associated with the Initial Public Offering
The Company complies with the requirements of the ASC 340-10-S99-1 and SEC Staff Accounting Bulletin (“SAB”) Topic 5A — “Expenses of Offering”. Offering costs consist principally of professional and registration fees incurred through the balance sheet date. Offering costs are allocated to the separable financial instruments issued in the IPO based on a relative fair value basis compared to total proceeds received. Offering costs associated with warrant liabilities are expensed, and offering costs associated with the Class A ordinary shares are charged to the shareholders’ equity. Accordingly, as of September 30, 2021, offering costs of the IPO amounted to $21,328,541, consisting of $7,590,000 of underwriting discount, $13,282,500 of deferred underwriting discount, and $456,041 of other offering costs. Effective on the date of the IPO, $858,197 of offering costs associated with the issuance of the warrants was expensed while the remaining $20,470,344 was initially classified as a reduction equity.
Derivative Financial Instruments
The Company evaluates its financial instruments to determine if such instruments are derivatives or contain features that qualify as embedded derivatives in accordance with ASC Topic 815, “Derivatives and Hedging”. Derivative instruments are recorded at fair value on the grant date and re-valued at each reporting date, with changes in the fair value reported in the statements of operations. Derivative assets and liabilities are classified on the balance sheet as current or non-current based on whether or not net-cash settlement or conversion of the instrument could be required within 12 months of the balance sheet date. The Company has determined its public warrants, private warrants, contingent forward purchase warrants and Working Capital Loans Option are derivative instruments.
FASB ASC 470-20, Debt with Conversion and Other Options addresses the allocation of proceeds from the issuance of convertible debt into its equity and debt components. The Company applies this guidance to allocate IPO proceeds from the Units between Class A ordinary shares and warrants, using the residual method by allocating IPO proceeds first to fair value of the warrants and contingent forward purchase units and then the Class A ordinary shares.
Warrant Liabilities
The Company accounts for warrants as either equity-classified or liability-classified instruments based on an assessment of the warrant’s specific terms and applicable authoritative guidance in ASC 480, Distinguishing Liabilities from Equity (“ASC 480”) and ASC 815, Derivatives and Hedging (“ASC 815”). The assessment considers whether the warrants are freestanding financial instruments pursuant to ASC 480, meet the definition of a liability pursuant to ASC 480, and whether the warrants meet all of the requirements for equity classification under ASC 815, including whether the warrants are indexed to the Company’s own ordinary shares, among other conditions for equity classification. This assessment, which requires the use of professional judgment, is conducted at the time of warrant issuance and as of each subsequent quarterly period end date while the warrants are outstanding.
For issued or modified warrants that meet all of the criteria for equity classification, the warrants are required to be recorded as a component of additional paid-in capital at the time of issuance.
For issued or modified warrants that meet all of the criteria for equity classification, the warrants are required to be recorded as a component of additional paid-in capital at the time of issuance. For issued or modified warrants that do not meet all the criteria for equity classification, the warrants are required to be recorded as a liability at their initial fair value on the date of issuance, and each balance sheet date thereafter. Changes in the estimated fair value of the warrants are recognized as a non-cash gain or loss on the statements of operations. The fair value of the Private Placement Warrants and contingent Forward Purchase Agreement Units was estimated using a Monte Carlo simulation approach and the fair value of the Public Warrants was based on the closing market price as of September 30, 2021 (see Note 7).
Forward Purchase Agreement Liabilities
The contingent forward purchase units and their component securities would be identical to the units issued at the close of the IPO, except that the contingent forward purchase units and their component securities would be subject to transfer restrictions and certain registration rights, as described in the prospectus. The Company accounts for the forward purchase units and their component securities as either equity-classified or liability-classified instruments under the Company’s Derivative Financial Instrument policy.
Working Capital Loans Option
On August 6, 2021, the Sponsor agreed to loan the Company up to $1,500,000 to be used for a portion of the expenses of the Company. At the option of the Sponsor, the outstanding principle of $1,199,994 may be converted into that number of warrants (“Conversion Warrants”) equal to the outstanding principle of the note divided by $1.50 (approximately 800,000 warrants). The option (“Working Capital Loan Option”) to convert the working capital loans into warrants qualifies as an embedded derivative under ASC 815 and is required to be reported at fair value. At September 30, 2021 the value of the Working Capital Loan Option was $0.
Income Taxes
The Company accounts for income taxes under ASC 740 Income Taxes (“ASC 740”). ASC 740 requires the recognition of deferred tax assets and liabilities for both the expected impact of differences between the financial statement and tax basis of assets and liabilities and for the expected future tax benefit to be derived from tax loss and tax credit carry forwards. ASC 740 additionally requires a valuation allowance to be established when it is more likely than not that all or a portion of deferred tax assets will not be realized.
ASC 740 also clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements and prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim period, disclosure and transition.
The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. There were no unrecognized tax benefits and no amounts accrued for interest and penalties as of September 30, 2021 and December 31, 2020. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position.
There is currently no taxation imposed on income by the Government of the Cayman Islands. In accordance with Cayman Islands income tax regulations, income taxes are not levied on the Company. Consequently, incomes taxes are not reflected in the Company’s financial statements. The Company’s management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months.
Risks and Uncertainties
Management is currently evaluating the impact of the COVID-19 pandemic on the industry and has concluded that while it is reasonably possible that the virus could have a negative effect on the Company’s financial position, results of its operations and/or search for a target company, the specific impact is not readily determinable as of the date of these financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.
Recent Accounting Pronouncements
August 2020, the FASB issued Accounting Standards Update (“ASU”) 2020-06, Debt — Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging — Contracts in Entity’s Own Equity (Subtopic 815-40) (“ASU 2020-06”) to simplify accounting for certain financial instruments. ASU 2020-06 eliminates the current models that require separation of beneficial conversion and cash conversion features from convertible instruments and simplifies the derivative scope exception guidance pertaining to equity classification of contracts in an entity’s own equity. The new standard also introduces additional disclosures for convertible debt and freestanding instruments that are indexed to and settled in an entity’s own equity. ASU 2020-06 amends the diluted earnings per share guidance, including the requirement to use the if-converted method for all convertible instruments. ASU 2020-06 is effective January 1, 2022 and should be applied on a full or modified retrospective basis, with early adoption permitted beginning on January 1, 2021. The Company is currently assessing the impact, if any, that ASU 2020-06 would have on its financial position, results of operations or cash flows.
Management does not believe that any recently issued, but not effective, accounting standards, if currently adopted, would have a material effect on the Company’s financial statements.
Note 4 — Initial Public Offering
Pursuant to the IPO, the Company initially sold 33,000,000 Units at a price of $10.00 per Unit. Each Unit consists of one Class A ordinary share and one-third of one redeemable warrant. Each whole warrant entitles the holder to purchase one Class A ordinary share at a price of $11.50 per share, subject to adjustment. Only whole warrants are exercisable. No fractional warrants will be issued upon separation of the units and only whole warrants will trade. The warrants will become exercisable on the later of 30 days after the completion of the initial Business Combination or 12 months from the closing of the IPO and will expire five years after the completion of the initial Business Combination or earlier upon redemption or liquidation.

Simultaneously with the closing of the IPO, the underwriters elected to exercise their full over-allotment option of 4,950,000 Units at a purchase price of $10.00 per Unit.
Public Warrants
Each whole warrant entitles the holder to purchase one Class A ordinary share at a price of $11.50 per share, subject to adjustment as discussed herein. In addition, if (x) the Company issues additional Class A ordinary shares or equity-linked securities for capital raising purposes in connection with the closing of the initial Business Combination at an issue price or effective issue price of less than $9.20 per Class A ordinary share (with such issue price or effective issue price to be determined in good faith by the Company’s board of directors and in the case of any such issuance to the Company’s sponsors or their affiliate, without taking into account any founder shares held by the Company’s sponsors or such affiliates, as applicable, prior to such issuance (the “Newly Issued Price”), (y) the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds, and interest thereon, available for the funding of the initial Business Combination on the date of the consummation of the initial Business Combination (net of redemptions), and (z) the volume weighted average trading price of the Company’s Class A ordinary shares during the 20 trading day period starting on the trading day prior to the day on which the Company consummates its initial Business Combination (such price, the “Market Value”) is below $9.20 per share, then the exercise price of the warrants will be adjusted (to the nearest cent) to be equal to 115% of the higher of the Market Value and the Newly Issued Price, and the $10.00 and $18.00 per share redemption trigger prices described adjacent to “Redemption of warrants when the price per Class A ordinary share equals or exceeds $10.00” and “Redemption of warrants when the price per Class A ordinary share equals or exceeds $18.00” will be adjusted (to the nearest cent) to be equal to 100% and 180% of the higher of the Market Value and the Newly Issued Price, respectively.
The warrants will become exercisable on the later of 12 months from the closing of the IPO or 30 days after the completion of its initial Business Combination and will expire five years after the completion of the Company’s initial Business Combination, at 5:00 p.m., New York City time, or earlier upon redemption or liquidation.
The Company has agreed that as soon as practicable, but in no event later than fifteen (15) business days after the closing of the initial Business Combination, it will use its commercially reasonable efforts to file with the SEC a registration statement for the registration, under the Securities Act, of the Class A ordinary shares issuable upon exercise of the warrants. The Company will use its commercially reasonable efforts to cause the same to become effective and to maintain the effectiveness of such registration statement, and a current prospectus relating thereto, until the expiration or redemption of the warrants in accordance with the provisions of the warrant agreement. If a registration statement covering the Class A ordinary shares issuable upon exercise of the warrants is not effective by the sixtieth (60th) business day after the closing of the initial Business Combination, warrant holders may, until such time as there is an effective registration statement and during any period when the Company will have failed to maintain an effective registration statement, exercise warrants on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act or another exemption. Notwithstanding the above, if the Company’s Class A ordinary shares are at the time of any exercise of a warrant not listed on a national securities exchange such that they satisfy the definition of a “covered security” under Section 18(b)(1) of the Securities Act, the Company may, at its option, require holders of public warrants who exercise their warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and, in the event the Company so elect, it will not be required to file or maintain in effect a registration statement, and in the event the Company does not so elect, it will use its commercially reasonable efforts to register or qualify the shares under applicable blue sky laws to the extent an exemption is not available. In such event, each holder would pay the exercise price by surrendering each such warrant for that number of Class A ordinary shares equal to the lesser of (A) the quotient obtained by dividing (x) the product of the number of Class A ordinary shares underlying the warrants, multiplied the excess of the “fair market value” less the exercise price of the warrants by (y) the fair market value and (B) 0.361. The “fair market value” shall mean the volume weighted average price of the Class A ordinary shares for the 10 trading days ending on the trading day prior to the date on which the notice of exercise is received by the warrant agent.

Redemption of Warrants When the Price per Class A Ordinary Share Equals or Exceeds $18.00
Once the warrants become exercisable, the Company may redeem the outstanding warrants (except as described herein with respect to the Private Placement Warrants):
•
in whole and not in part;

•
at a price of $0.01 per warrant;

•
upon not less than 30 days’ prior written notice of redemption to each warrant holder (the “30-day redemption period”); and

•
if, and only if, the last reported sale price of the Class A ordinary shares for any 20 trading days within a 30-trading day period ending three business days before the Company sends to the notice of redemption to the warrant holders (which the Company refers to as the “Reference Value”) equals or exceeds $18.00 per share (as adjusted for share sub-divisions, share dividends, reorganizations, recapitalizations and the like).

Redemption of Warrants When the Price per Class A Ordinary Share Equals or Exceeds $10.00
Once the warrants become exercisable, the Company may redeem the outstanding warrants:
•
in whole and not in part;

•
at $0.10 per warrant upon a minimum of 30 days’ prior written notice of redemption; provided that holders will be able to exercise their warrants on a cashless basis prior to redemption and receive that number of shares determined by reference to the table below, based on the redemption date and the “fair market value” of the Class A ordinary shares (as defined below);

•
if, and only if, the Reference Value (as defined above under “Redemptions for warrants when the price per Class A ordinary share equals or exceeds $18.00”) equals or exceeds $10.00 per share (as adjusted for share sub-divisions, share dividends, reorganizations, recapitalizations and the like); and

•
if the Reference Value is less than $18.00 per share (as adjusted for share sub-divisions, share dividends, reorganizations, recapitalizations and the like), the Private Placement Warrants must also be concurrently called for redemption on the same terms as the outstanding public warrants, as described above.

Note 5 — Private Placement
Simultaneously with the closing of the IPO and the closing of the exercise of the over-allotment option, the Sponsor purchased an aggregate of 7,126,667 warrants at a price of $1.50 per warrant, for an aggregate purchase price of $10,690,000 in a private placement. A portion of the proceeds from the private placement was added to the proceeds from the IPO held in the Trust Account.
The Private Placement Warrants are identical to the warrants sold in the Proposed Public Offering except that the Private Placement Warrants, so long as they are held by the Sponsor or its permitted transferees, (i) will not be redeemable by the Company, (ii) may not (including the Class A ordinary shares issuable upon exercise of these warrants), subject to certain limited exceptions, be transferred, assigned or sold by the holders until 30 days after the completion of the Company’s initial Business Combination, (iii) may be exercised by the holders on a cashless basis and (iv) will be entitled to certain registration rights.
If the Private Placement Warrants are held by holders other than the sponsor or its permitted transferees, the Private Placement Warrants will be redeemable by the Company and exercisable by the holders on the same basis as the warrants included in the units being sold in the IPO.
The Sponsor has agreed to (i) waive its redemption rights with respect to its founder shares and public shares in connection with the completion of the initial Business Combination, (ii) waive its redemption rights with respect to its founder shares and public shares in connection with a shareholder vote to approve an amendment to the Company’s amended and restated memorandum and articles of association (A) to modify the substance or timing of the Company’s obligation to allow redemption in connection with the initial Business Combination or to redeem 100% of the Company’s public shares if the Company has not consummated an initial Business Combination within the Combination Period or (B) with respect to any other material provisions relating to shareholders’ rights or pre-initial Business Combination activity, (iii) waive its rights to liquidating distributions from the Trust Account with respect to its founder shares if the Company fails to complete the initial Business Combination within the Combination Period, and (iv) vote any founder shares held by the sponsor and any public shares purchased during or after the Proposed Public Offering (including in open market and privately-negotiated transactions) in favor of the initial Business Combination.
Note 6 — Related Party Transactions
Founder Shares
On November 4, 2020, the Sponsor paid $25,000, or approximately $0.003 per share, to cover certain offering costs in consideration for 8,625,000 Class B ordinary shares, par value $0.0001 (the “Founder Shares”). On January 21, 2021, the Company effected a share dividend of 0.1 shares for each share outstanding (the “Dividend”), resulting in there being an aggregate of 9,487,500 Founder Shares outstanding. All shares and associated amounts have been retroactively restated to reflect the share dividend. Up to 1,237,500 Founder Shares were subject to forfeiture by the Sponsor depending on the extent to which the underwriters’ over-allotment option is exercised. In connection with the underwriters’ full exercise of their over-allotment option on January 26, 2021, the 1,237,500 Founder Shares were no longer subject to forfeiture.
The initial shareholders have agreed, subject to limited exceptions, not to transfer, assign or sell any of their Founder Shares until the earlier to occur of: (i) one year after the completion of the initial Business Combination; or (ii) the date on which the Company completes a liquidation, merger, share exchange or other similar transaction after the initial Business Combination that results in all of the Company’s shareholders having the right to exchange their Class A ordinary shares for cash, securities or other property; except to certain permitted transferees and under certain circumstances (the “lock-up”). Notwithstanding the foregoing, if (1) the closing price of Class A ordinary shares equals or exceeds $12.00 per share (as adjusted for share splits, share dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the initial Business Combination or (2) if the Company consummates a transaction after the initial Business Combination which results in the Company’s shareholders having the right to exchange their shares for cash, securities or other property, the Founder Shares will be released from the lock-up.
Forward Purchase Agreement
The Company’s sponsor (or its designees) has agreed to enter into a contingent forward purchase agreement with the Company, to purchase up to 10,000,000 units for $10.00 each, in a private placement to occur concurrently with the closing of the initial Business Combination, for an aggregate purchase price of up to $100,000,000. The contingent forward purchase units and their component securities would be identical to the Units sold in the Initial Public Offering, except that the contingent forward purchase units and their component securities would be subject to transfer restrictions and certain registration rights, as described herein. The funds from the sale of contingent forward purchase units may be used as part of the consideration to the sellers in the initial Business Combination.
Promissory Note — Related Party
On November 10, 2020, the Sponsor agreed to loan the Company up to $300,000 to be used for a portion of the expenses of the IPO. These loans are non-interest bearing, unsecured and are due at the earlier of June 30, 2021 or the closing of the IPO. The loan was to be repaid upon the closing of the IPO out of the $1,000,000 of offering proceeds that had been allocated to the payment of offering expenses. As of January 26, 2021, the Company had drawn down $175,069 under the promissory note. The promissory note from the Sponsor was paid in full on March 3, 2021. Since March 3, 2021 no additional funds have been borrowed under this promissory note.
Related Party Loans
In order to finance transaction costs in connection with an intended Business Combination, the Sponsor or an affiliate of the Sponsor, or certain of the Company’s officers and directors may, but are not obligated to, loan the Company funds as may be required (“Working Capital Loans”). If the Company completes the initial Business Combination, the Company would repay the Working Capital Loans. In the event that the initial Business Combination does not close, the Company may use a portion of the working capital held outside the Trust Account to repay the Working Capital Loans but no proceeds from the Trust Account would be used to repay the Working Capital Loans. Up to $1,500,000 of such Working Capital Loans may be convertible into Private Placement Warrants at a price of $1.50 per warrant at the option of the lender. Such warrants would be identical to the Private Placement Warrants.
On August 6, 2021, the Sponsor agreed to loan the Company up to $1,500,000 to be used for a portion of the expenses of the Company. These loans are non-interest bearing, unsecured and are due upon consummation of an initial Business Combination. At the option of the Sponsor, the outstanding principle of the note may be converted into that number of warrants (“Conversion Warrants”) equal to the outstanding principle of the note divided by $1.50. In no case may the balance of the note be repaid out of funds in the Trust. At September 30, 2021 the Company owed $1,199,994 under the August 6, 2021 promissory note.
Administrative Service Fee
Commencing on January 26, 2021, the Company has agreed to pay the Sponsor up to $10,000 per month for office space, utilities, secretarial and administrative support services provided to members of the Company’s management team. Upon completion of the initial Business Combination or the Company’s liquidation, the Company will cease paying these monthly fees. During the three and nine months ended September 30, 2021, the Company recorded $30,000 and $97,063, respectively, of administrative service fees, which are included in formation and operating costs in the accompanying unaudited condensed statements of operations. As of September 30, 2021, the amount due to the Sponsor for these fees is $97,063.
Note 7 — Recurring Fair Value Measurements
At September 30, 2021, the Company’s warrant liability was valued at $14,921,502 its forward purchase agreement liability was valued at $2,541,629 and its working capital loan option was valued at $0. Under the guidance in ASC 815-40 the warrants do not meet the criteria for equity classification. As such, the warrants must be recorded on the balance sheet at fair value. This valuation is subject to re-measurement at each balance sheet date. With each re-measurement, the warrant valuation will be adjusted to fair value, with the change in fair value recognized in the Company’s statement of operations.
At the August 6, 2021 (the issuance date of the working capital loan option), the Company’s working capital loan option was valued at $37,116. Under the guidance in ASC 815-40 the working capital loan option does not meet the criteria for equity classification. As such, the working capital loan option must be recorded on the balance sheet at fair value. This valuation is subject to re-measurement at each balance sheet date. With each re-measurement, the warrant valuation will be adjusted to fair value, with the change in fair value recognized in the Company’s statement of operations.
The Company’s warrant liability for the Private Placement Warrants and working capital loan option are based on valuation models utilizing inputs from observable and unobservable markets with less volume and transaction frequency than active markets. The Company determined the Forward Purchase Agreement units are equivalent to the value of the Private Placement Warrant coverage; therefore, the Private Placement Warrants fair value was used to determine the fair value of the Forward Purchase Agreement units. The inputs used to determine the fair value of the Private Warrant liability, Forward Purchase Agreement units, and working capital loan option are classified within Level 3 of the fair value hierarchy.
On March 15, 2021, the Company’s Public Warrants began trading on the Nasdaq Stock Market LLC. The Company’s warrant liability as of September 30, 2021 for the Public Warrants is based on unadjusted quoted prices in an active market (the NASDAQ Stock Market LLC) for identical assets or liabilities that the Company has the ability to access. The fair value of the Public Warrant liability is classified within Level 1 of the fair value hierarchy.

Substantially all of the Company’s trust assets on the condensed balance sheet consist of U. S. Money Market funds which are classified as cash equivalents. Fair values of these investments are determined by Level 1 inputs utilizing quoted prices (unadjusted) in active markets for identical assets.
The following table presents information about the Company’s assets and liabilities that were measured at fair value on a recurring basis as of September 30, 2021, and indicates the fair value hierarchy of the valuation techniques the Company utilized to determine such fair value.
	September 30, 2021	Level 1	Level 2	Level 3
Assets:	$379,578,480	$379,578,480	$—	$—
U.S. Money Market held in Trust Account	$379,578,480	$379,578,480	$—	$—
Liabilities:
Forward Purchase Agreement Liability	$2,541,629	$—	$—	$2,541,629
Working Capital Loan Option	—	—	—	—
Public Warrants	9,487,500	9,487,500	—	—
Private Placement Warrants	5,434,002	—	—	5,434,002
	$17,463,131	$9,487,500	$—	$7,975,631
The Company utilizes a Monte Carlo simulation model to value the Private Placement Warrants and the Forward Purchase Agreement and a Black Scholes model for the Working Capital Loan Option at each reporting period, with changes in fair value recognized in the statement of operations. The estimated fair value of the Private Placement Warrants, the Forward Purchase Agreement and Working Capital Loan Option is determined using Level 3 inputs. Inherent in Monte Carlo and Black Scholes pricing models are assumptions related to expected share-price volatility, expected life, risk-free interest rate and dividend yield. The Company estimates the volatility of its ordinary shares based on an estimated average expected volatility of a sample of similar companies in terms of industry, stage of life cycle, size, and financial leverage with a time varying volatility. The risk-free interest rate is based on the U.S. Treasury zero-coupon yield curve on the grant date for a maturity similar to the expected remaining life of the warrants. The expected life of the warrants is assumed to be equivalent to their remaining contractual term. The dividend rate is based on the historical rate, which the Company anticipates to remain at zero.
The Company determined the Forward Purchase Agreement units are equivalent to the value of the Private Placement Warrant coverage; therefore, the Private Placement Warrants fair value was used to determine the fair value of the FPA units at issuance and at September 30, 2021.
The aforementioned warrant liabilities and Working Capital Loan Option are not subject to qualified hedge accounting.
The following table provides quantitative information regarding Level 3 fair value measurements as of September 30, 2021, and January 26, 2021 (the initial measurement date of the warrants):
	At September 30, 2021	At January 26, 2021
Share price	$9.76	$9.60
Strike price	$11.50	$11.50
Term (in years)	5.63	6.3
Volatility	16.0%	24.1%
Risk-free rate	1.09%	0.63%
Dividend yield	0.0%	0.0%
The following table provides quantitative information regarding Level 3 fair value measurements as of September 30, 2021, and August 6, 2021 (the initial measurement date of the Working Capital Loan Option):

	At September 30, 2021	At August 6, 2021
Private placement warrant fair value per warrant	$0.76	$1.20
Weighted term	0.63 years	0.78 years
Conversion price	$1.50	$1.50
Risk-free rate	0.06%	0.08%
The following table provides a reconciliation of changes in fair value liability of the beginning and ending balances for the Company’s Warrants, FPA and Working Capital Loan Option classified as Level 3:
Fair value at December 31, 2020	$—
Initial fair value of the warrants	28,233,716
Initial fair value of the Working Capital Loan Option	37,116
Public Warrants reclassified to level 1(1)	(7,590,000)
Change in fair value	(3,217,701)
Fair Value at September 30, 2021	$17,463,131

(1)
Assumes the Public Warrants were reclassified on March 31, 2021.

Except for the transfer from Level 3 to Level 1 for the Public Warrants, there were no other transfers between Levels 1, 2 or 3 during the three and nine months ended September 30, 2021.
Note 8 — Commitments and Contingencies
Registration Rights
The holders of the (i) founder shares, which were issued in a private placement prior to the closing of the IPO, (ii) Private Placement Warrants which will be issued in a private placement simultaneously with the closing of the IPO and the Class A ordinary shares underlying such Private Placement Warrants and (iii) Private Placement Warrants that may be issued upon conversion of Working Capital Loans will have registration rights to require the Company to register a sale of any of its securities held by them pursuant to a registration rights agreement. The holders of these securities are entitled to make up to three demands, excluding short form demands, that the Company registers such securities. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the Company’s completion of the initial Business Combination. The Company will bear the expenses incurred in connection with the filing of any such registration statements.
Underwriters Agreement
The Company granted the underwriters a 45-day option from the date of this prospectus to purchase up to an additional 4,500,000 units to cover over-allotments, if any, at $10.00 per Unit. Simultaneously with the closing of the IPO on January 26, 2021, the underwriters fully exercised the over-allotment option to purchase 4,950,000 Units, generating an aggregate of gross proceeds of $49,500,000.
On January 26, 2021, the Company paid a fixed underwriting discount of $0.20 per Unit, $7,590,000 in the aggregate, in connection with the underwriters’ exercise of their over-allotment option in full. Additionally, as reported on the condensed balance sheet as deferred underwriting discount, the underwriters will be entitled to a deferred underwriting discount of 3.5% or $13,282,500 of the gross proceeds of the IPO upon the completion of the Company’s initial Business Combination.
Note 9 — Shareholder’s Equity
Preferred shares — The Company is authorized to issue 1,000,000 preferred shares with a par value of $0.0001 and with such designations, voting and other rights and preferences as may be determined from time to time by the Company’s board of directors. As of September 30, 2021 and December 31, 2020, there were no preferred shares issued or outstanding.
Class A Ordinary Shares — The Company is authorized to issue 200,000,000 Class A ordinary shares with a par value of $0.0001 per share. As of September 30, 2021 and December 31, 2020, there were 0 and 0 shares of Class A ordinary shares issued or outstanding, excluding 37,950,000 and 0 shares subject to possible redemption, respectively.
Class B Ordinary Shares — The Company is authorized to issue 20,000,000 Class B ordinary shares with a par value of $0.0001 per share. Holders are entitled to one vote for each share of Class B ordinary shares. After giving retroactive effect to the Dividend described in Note 6, there were 9,487,500 shares of Class B ordinary shares issued and outstanding at September 30, 2021 and December 31, 2020.
Holders of Class A ordinary shares and holders of Class B ordinary shares will vote together as a single class on all matters submitted to a vote of the Company’s shareholders except as required by law. Unless specified in the Company’s amended and restated memorandum and articles of association, or as required by applicable provisions of the Companies Law or applicable stock exchange rules, the affirmative vote of a majority of the Company’s ordinary shares that are voted is required to approve any such matter voted on by its shareholders.
The Class B ordinary shares will automatically convert into Class A ordinary shares concurrently with or immediately following the consummation of the initial Business Combination on a one-for-one basis, subject to adjustment for share sub-divisions, share capitalizations, reorganizations, recapitalizations and the like, and subject to further adjustment as provided herein. In the case that additional Class A ordinary shares or equity-linked securities are issued or deemed issued in connection with the initial Business Combination, the number of Class A ordinary shares issuable upon conversion of all founder shares will equal, in the aggregate, 20% of the total number of Class A ordinary shares outstanding after such conversion (after giving effect to any redemptions of Class A ordinary shares by public shareholders), including the total number of Class A ordinary shares issued, or deemed issued or issuable upon conversion or exercise of any equity-linked securities or rights issued or deemed issued, by the Company in connection with or in relation to the consummation of the initial Business Combination, excluding any Class A ordinary shares or equity-linked securities exercisable for or convertible into Class A ordinary shares issued, or to be issued, to any seller in the initial Business Combination and any Private Placement Warrants issued to the Sponsor, officers or directors upon conversion of Working Capital Loans; provided that such conversion of founder shares will never occur on a less than one-for-one basis.
Note 10 — Subsequent Events
The Company evaluated subsequent events and transactions that occurred after the balance sheet date up to the date that the financial statements were issued. Based on this review, the Company did not identify any subsequent events that would have required adjustment or disclosure in the financial statements.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholder and Board of Directors of
North Atlantic Acquisition Corp.
Opinion on the Financial Statements
We have audited the accompanying balance sheet of North Atlantic Acquisition Corp.(the “Company”) as of December 31, 2020, the related statements of operations, changes in shareholder’s equity and cash flows for the period from October 14, 2020 (inception) through December 31, 2020, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for the period from October 14, 2020 (inception) through December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.
/s/ Marcum LLP
Marcum LLP
We have served as the Company’s auditor since 2020.
West Palm Beach, FL
March 31, 2021

NORTH ATLANTIC ACQUISITION CORP.
BALANCE SHEET
DECEMBER 31, 2020
ASSETS
Deferred offering costs	375,453
TOTAL ASSETS	$375,453
LIABILITIES AND SHAREHOLDER’S EQUITY
Current Liabilities
Accrued offering costs	$180,384
Promissory note – related party	175,069
Total Current Liabilities	355,453
Commitments
Shareholder’s Equity
Preference shares, $0.0001 par value; 1,000,000 shares authorized; none issued and outstanding	—
Class A ordinary shares, $0.0001 par value; 200,000,000 shares authorized; none issued and outstanding
Class B ordinary shares, $0.0001 par value; 20,000,000 shares authorized; 9,487,500 shares issued and outstanding(1)(2)	949
Additional paid-in capital	24,051
Accumulated deficit	(5,000)
Total Shareholder’s Equity	20,000
TOTAL LIABILITIES AND SHAREHOLDER’S EQUITY	$375,453

(1)
On January 21, 2021, the Company effected a share dividend of 0.1 shares for each share outstanding, resulting in there being an aggregate of 9,487,500 Founder Shares outstanding. All shares and associated amounts have been retroactively restated to reflect the share dividend (see Note 5 and 8).

(2)
This number includes up to 1,237,500 shares subject to forfeiture if the over-allotment option is not exercised in full or in part by the underwriters (see Note 5).

NORTH ATLANTIC ACQUISITION CORP.
STATEMENT OF OPERATIONS
FOR THE PERIOD FROM OCTOBER 14, 2020 (INCEPTION) TO DECEMBER 31, 2020
Operating costs	$5,000
Net Loss	$(5,000)
Weighted average shares outstanding, basic and diluted(1)(2)	8,250,000
Basic and diluted net loss per common share	$(0.00)

(1)
On January 21, 2021, the Company effected a share dividend of 0.1 shares for each share outstanding, resulting in there being an aggregate of 9,487,500 Founder Shares outstanding. All shares and associated amounts have been retroactively restated to reflect the share dividend (see Note 5 and 8).

(2)
This number excludes up to 1,237,500 shares subject to forfeiture if the over-allotment option is not exercised in full or in part by the underwriters (see Note 5).

NORTH ATLANTIC ACQUISITION CORP.
STATEMENT OF CHANGES IN SHAREHOLDER’S EQUITY
FOR THE PERIOD FROM OCTOBER 14, 2020 (INCEPTION) TO DECEMBER 31, 2020
	Ordinary Shares				Total Shareholder’s Equity
	Shares	Amount	Additional Paid-in Capital	Accumulated Deficit
Balance – October 14, 2020 (inception)	—	$—	$—	$—	$—
Issuance of ordinary shares to Sponsor(1)(2)	9,487,000	949	24,051	—	25,000
Net loss	—	—	—	(5,000)	(5,000)
Balance – December 31, 2020	9,487,000	$949	$24,051	$(5,000)	$20,000

(1)
On January 21, 2021, the Company effected a share dividend of 0.1 shares for each share outstanding, resulting in there being an aggregate of 9,487,500 Founder Shares outstanding. All shares and associated amounts have been retroactively restated to reflect the share dividend (see Note 5 and 8).

(2)
This number includes up to 1,237,500 shares subject to forfeiture if the over-allotment option is not exercised in full or in part by the underwriters (see Note 5).

NORTH ATLANTIC ACQUISITION CORP.
STATEMENT OF CASH FLOWS
FOR THE PERIOD FROM OCTOBER 14, 2020 (INCEPTION) TO DECEMBER 31, 2020
Cash flows from operating activities:
Net loss	$(5,000)
Adjustments to reconcile net loss to net cash used in operating activities:
Changes in current assets and liabilities:
Accrued expenses	5,000
Net cash used in operating activities	—
Net change in cash	—
Cash, beginning of the period	—
Cash, end of the period	—
Non-cash investing and financing activities:
Deferred offering costs paid by Sponsor under promissory note	$175,069
Deferred offering costs included in accrued expenses	$175,384
Deferred offering costs paid by Sponsor in exchange for issuance of Founder Shares	$25,000

NORTH ATLANTIC ACQUISITION CORP.
NOTES TO FINANCIAL STATEENTS
DECEMBER 31, 2020
NOTE 1 — ORGANIZATION AND BUSINESS OPERATIONS
Organization and General
North Atlantic Acquisition Corporation (the “Company”) was incorporated as a Cayman Islands exempted company on October 14, 2020. The Company was incorporated for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses (the “Business Combination”). The Company has not selected any specific Business Combination target and the Company has not, nor has anyone on its behalf, engaged in any substantive discussions, directly or indirectly, with any Business Combination target with respect to the Business Combination.
The Company is an early stage and emerging growth company and, as such, the Company is subject to all of the risks associated with early stage and emerging growth companies.
As of December 31, 2020, the Company had not commenced any operations. All activity for the period from October 14, 2020 (inception) through December 31, 2020 relates to the Company’s formation and the initial public offering (“IPO”), which is described below. The Company will not generate any operating revenues until after the completion of a Business Combination, at the earliest. The Company will generate non-operating income in the form of interest income from the proceeds derived from the IPO. The Company has selected December 31 as its fiscal year end.
The Company’s sponsor is NAAC Sponsor LP, a Delaware LP (the “Sponsor”).
Financing
The registration statement for the Company’s IPO was declared effective January 21, 2021 (the “Effective Date”). On January 26, 2021, the Company consummated its IPO of 37,950,000 units (“Units”), including 4,950,000 Units issued pursuant to the full exercise of the underwriters’ over-allotment option. Each Unit consists of one Class A ordinary share of the Company, par value $0.0001 per share, and one-third of one redeemable warrant of the Company (each whole warrant, a “Public Warrant”), with each Public Warrant entitling the holder thereof to purchase one Class A Ordinary Share for $11.50 per share. The Units were sold at a price of $10.00 per Unit, generating gross proceeds to the Company of $379,500,000.
Simultaneously with the closing of the IPO, the Company completed the private sale of 7,126,667 warrants (the “Private Placement Warrants”) to the Sponsor at a purchase price of $1.50 per Private Placement Warrant, generating gross proceeds to the Company of $10,690,000.
Transaction costs of the IPO amounted to $21,328,541, consisting of $7,590,000 of underwriting discount, $13,282,500 of deferred underwriting discount, and $456,041 of other offering costs.
Trust Account
Following the closing of the IPO on January 26, 2021, $379,500,000 (approximately $10.00 per Unit) from the net offering proceeds of the sale of the Units in the IPO and the sale of the Private Warrants was placed in a trust account (the “Trust Account”) and invested in U.S. government securities, with a maturity of 180 days or less or in money market funds meeting certain conditions under Rule 2a-7 under the Investment Company Act, which invest only in direct U.S. government treasury obligations. Except with respect to interest earned on the funds held in the Trust Account that may be released to the Company to pay its tax obligations, the proceeds from the IPO will not be released from the Trust Account until the earliest of (i) the completion of initial Business Combination, (ii) the redemption of the Company’s public shares. If the Company does not complete an initial Business Combination within 24 months from the closing of the IPO, subject to applicable law, or (iii) the redemption of the Company’s public shares properly submitted in connection with a shareholder vote to amend its amended and restated memorandum and articles of association to (A) modify the substance or timing of the Company’s obligation to allow redemption in connection with the initial Business Combination or to redeem 100% of its public shares if the Company has not consummated an initial Business Combination within 24 months from the closing of the IPO or (B) with respect to any other material provisions relating to shareholders’ rights or pre-initial Business Combination activity. The proceeds deposited in the Trust Account could become subject to the claims of the Company’s creditors, if any, which could have priority over the claims of the Company’s public shareholders.
Initial Business Combination
The Company will provide its public shareholders with the opportunity to redeem all or a portion of their public shares upon the completion of the initial Business Combination either (i) in connection with a general meeting called to approve the Business Combination or (ii) without a shareholder vote by means of a tender offer. The decision as to whether the Company will seek shareholder approval of a proposed Business Combination or conduct a tender offer will be made by the Company, solely in its discretion. The shareholders will be entitled to redeem their shares for a pro rata portion of the amount then on deposit in the Trust Account (initially anticipated to be $10.00 per share, plus any pro rata interest earned on the funds held in the Trust Account and not previously released to the Company to pay its taxes).
The Company must complete one or more initial Business Combinations having an aggregate fair market value of at least 80% of the value of the assets held in the Trust Account (as defined below) (excluding the deferred underwriting commissions held in the Trust Account) at the time of the agreement to enter into the initial Business Combination. However, the Company will only complete a Business Combination if the post-transaction company owns or acquires 50% or more of the outstanding voting securities of the target or otherwise acquires a controlling interest in the target sufficient for it not to be required to register as an investment company under the Investment Company Act 1940, as amended (the “Investment Company Act”). There is no assurance that the Company will be able to complete a Business Combination successfully.
The Company will have 24 months from the closing of the IPO to complete the initial Business Combination. However, if the Company is unable to complete the initial Business Combination within the Combination Period, the Company will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the public shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account (less tax payable and up to $100,000 of interest to pay dissolution expenses) divided by the number of then outstanding public shares, which redemption will completely extinguish public shareholders’ rights as shareholders (including the right to receive further liquidation distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the Company’s remaining shareholders and the Company’s board of directors, liquidate and dissolve, subject in each case to the Company’s obligations under Cayman Islands law to provide for claims of creditors and in all cases subject to the other requirements of applicable law.
The Sponsor, officers and directors have agreed to (i) waive their redemption rights with respect to their founder shares and public shares in connection with the completion of the initial Business Combination, (ii) waive their redemption rights with respect to their founder shares and public shares in connection with a shareholder vote to approve an amendment to the Company’s amended and restated memorandum and articles of association, (iii) waive their rights to liquidating distributions from the Trust Account with respect to their founder shares if the Company fails to complete the initial Business Combination within the Combination Period, and (iv) vote any founder shares held by them and any public shares purchased during or after the IPO (including in open market and privately-negotiated transactions) in favor of the initial Business Combination.
The Sponsor has agreed that it will be liable to the Company if and to the extent any claims by a third party for services rendered or products sold to the Company, or a prospective target business with which the Company has entered into a written letter of intent, confidentiality or other similar agreement or Business Combination agreement, reduce the amount of funds in the Trust Account to below the lesser of (i) $10.00 per public share and (ii) the actual amount per public share held in the Trust Account as of the date of the liquidation of the Trust Account, if less than $10.00 per share due to reductions in the value of the trust assets, less taxes payable, provided that such liability will not apply to any claims by a third party or prospective target business who executed a waiver of any and all rights to the monies held in the Trust Account (whether or not such waiver is enforceable) nor will it apply to any claims under the Company’s indemnity of the underwriters of the IPO against certain liabilities, including liabilities under the Securities Act. However, the Company has not asked the Sponsor to reserve funds for such indemnification obligations, nor has the Company independently verified whether the Sponsor has sufficient funds to satisfy its indemnity obligations and the Company believes that the Sponsor’s only assets are securities of the Company. Therefore, the Company cannot assure that the Sponsor would be able to satisfy those obligations. None of the Company’s officers or directors will indemnify the Company for claims by third parties including, without limitation, claims by vendors and prospective target businesses.
Liquidity and Capital Resources
As of December 31, 2020, the Company had $0 in cash. Upon closing of the IPO on January 26, 2021, the Company had approximately $1,728,079 in its operating bank account, and working capital of approximately $2,652,142.
The Company’s liquidity needs up to December 31, 2020 had been satisfied through a capital contribution from the Sponsor of $25,000 (see Note 5) for the founder shares, and the loan under an unsecured promissory note from the Sponsor of $175,069 (see Note 5). The promissory note from the Sponsor was outstanding in the amount of $175,069 as of January 26, 2021, the date of the IPO. In addition, in order to finance transaction costs in connection with a Business Combination, the Company’s Sponsor or an affiliate of the Sponsor or certain of the Company’s officers and directors may, but are not obligated to, provide the Company Working Capital Loans (see Note 5).
Based on the foregoing, management believes that the Company will have sufficient working capital and borrowing capacity to meet its needs through the earlier of the consummation of a Business Combination or one year from this filing. Over this time period, the Company will be using the working capital for identifying and evaluating prospective initial Business Combination candidates, performing due diligence on prospective target businesses, paying for travel expenditures, selecting the target business to merge with or acquire, and structuring, negotiating and consummating the Business Combination.
NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Presentation
The accompanying financial statements are presented in in conformity with accounting principles generally accepted in the United States of America (“GAAP”) and pursuant to the rules and regulations of the SEC.
Emerging Growth Company
The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the independent registered public accounting firm attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.
Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.
Use of Estimates
The preparation of financial statements in conformity with GAAP requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.
Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.
Cash and Cash Equivalents
The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company did not have any cash equivalents as of December 31, 2020.
Deferred Offering Costs
Deferred offering costs consist of legal, accounting, underwriting fees and other costs incurred through the balance sheet date that were directly related to the IPO and that were charged to shareholder’s equity upon the completion of the IPO. Accordingly, as of January 26, 2021, offering costs in the aggregate of $21,328,541 have been charged to shareholders’ equity (consisting of $7,590,000 of underwriting discount, $13,282,500 of deferred underwriting discount, and $456,041 of other offering costs).
Income Taxes
The Company follows the asset and liability method of accounting for income taxes under ASC 740, “Income Taxes.” Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that included the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.
ASC 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. There were no unrecognized tax benefits and no amounts accrued for interest and penalties as of December 31, 2020. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position. The Company is subject to income tax examinations by major taxing authorities since inception.
The provision for income taxes was deemed to be de minimis for the period from October 14, 2020 (inception) to December 31, 2020.

Net Loss Per Common Share
Net loss per share is computed by dividing net loss by the weighted average number of shares of ordinary shares outstanding during the period, excluding shares of ordinary shares subject to forfeiture by the Sponsor. Weighted average shares were reduced for the effect of an aggregate of 1,237,500 shares of ordinary shares that are subject to forfeiture if the over-allotment option is not exercised by the underwriters (see Note 7). At December 31, 2020, the Company did not have any dilutive securities and other contracts that could, potentially, be exercised or converted into shares of ordinary shares and then share in the earnings of the Company. As a result, diluted loss per share is the same as basic loss per share for the period presented.
Fair Value of Financial Instruments
The fair value of the Company’s assets and liabilities, which qualify as financial instruments under ASC 820, “Fair Value Measurement,” approximates the carrying amounts represented in the accompanying balance sheet, primarily due to their short-term nature.
Recent Accounting Pronouncements
Management does not believe that any recently issued, but not yet effective, accounting pronouncements, if currently adopted, would have a material effect on the Company’s financial statements.
Risks and Uncertainties
On January 30, 2020, the World Health Organization (“WHO”) announced a global health emergency because of a new strain of coronavirus (the “COVID-19 outbreak”). In March 2020, the WHO classified the COVID-19 outbreak as a pandemic, based on the rapid increase in exposure globally. The full impact of the COVID-19 outbreak continues to evolve. The impact of the COVID-19 outbreak on the Company’s financial position will depend on future developments, including the duration and spread of the outbreak and related advisories and restrictions. These developments and the impact of the COVID-19 outbreak on the financial markets and the overall economy are highly uncertain and cannot be predicted. If the financial markets and/or the overall economy are impacted for an extended period, the Company’s financial position may be materially adversely affected. Additionally, the Company’s ability to complete an initial Business Combination may be materially adversely affected due to significant governmental measures being implemented to contain the COVID-19 outbreak or treat its impact, including travel restrictions, the shutdown of businesses and quarantines, among others, which may limit the Company’s ability to have meetings with potential investors or affect the ability of a potential target company’s personnel, vendors and service providers to negotiate and consummate an initial Business Combination in a timely manner. The Company’s ability to consummate an initial Business Combination may also be dependent on the ability to raise additional equity and debt financing, which may be impacted by the COVID-19 outbreak and the resulting market downturn.
NOTE 3 — INITIAL PUBLIC OFFERING
Pursuant to the IPO, the Company sold 33,000,000 Units at a price of $10.00 per Unit. Each Unit consists of one Class A ordinary share and one-third of one redeemable warrant. Each whole warrant entitles the holder to purchase one Class A ordinary share at a price of $11.50 per share, subject to adjustment. Only whole warrants are exercisable. No fractional warrants will be issued upon separation of the units and only whole warrants will trade. The warrants will become exercisable on the later of 30 days after the completion of the initial Business Combination or 12 months from the closing of the IPO and will expire five years after the completion of the initial Business Combination or earlier upon redemption or liquidation.
Simultaneously with the closing of the IPO, the underwriters elected to exercise their full over-allotment option of 4,950,000 Units at a purchase price of $10.00 per Unit.
NOTE 4 — PRIVATE PLACEMENT
Simultaneously with the closing of the IPO and the closing of the exercise of the over-allotment option, the Sponsor purchased an aggregate of 7,126,667 warrants at a price of $1.50 per warrant, for an aggregate purchase price of $10,690,000 in a private placement. A portion of the proceeds from the private placement was added to the proceeds from the IPO held in the Trust Account.
The Private Placement Warrants are identical to the warrants sold in the IPO except that the Private Placement Warrants, so long as they are held by the Sponsor or its permitted transferees, (i) will not be redeemable by the Company, (ii) may not (including the Class A ordinary shares issuable upon exercise of these warrants), subject to certain limited exceptions, be transferred, assigned or sold by the holders until 30 days after the completion of the Company’s initial Business Combination, (iii) may be exercised by the holders on a cashless basis and (iv) will be entitled to certain registration rights.
If the Private Placement Warrants are held by holders other than the sponsor or its permitted transferees, the Private Placement Warrants will be redeemable by the Company and exercisable by the holders on the same basis as the warrants included in the units being sold in the IPO.
The Sponsor has agreed to (i) waive its redemption rights with respect to its founder shares and public shares in connection with the completion of the initial Business Combination, (ii) waive its redemption rights with respect to its founder shares and public shares in connection with a shareholder vote to approve an amendment to the Company’s amended and restated memorandum and articles of association (A) to modify the substance or timing of the Company’s obligation to allow redemption in connection with the initial Business Combination or to redeem 100% of the Company’s public shares if the Company has not consummated an initial Business Combination within the Combination Period or (B) with respect to any other material provisions relating to shareholders’ rights or pre-initial Business Combination activity, (iii) waive its rights to liquidating distributions from the Trust Account with respect to its founder shares if the Company fails to complete the initial Business Combination within the Combination Period, and (iv) vote any founder shares held by the sponsor and any public shares purchased during or after the Proposed Public Offering (including in open market and privately-negotiated transactions) in favor of the initial Business Combination.
NOTE 5 — RELATED PARTY TRANSACTIONS
Founder Shares
On November 4, 2020, the Sponsor paid $25,000, or approximately $0.003 per share, to cover certain offering costs in consideration for 8,625,000 Class B ordinary shares, par value $0.0001 (the “NAAC Founder Shares”). On January 21, 2021, the Company effected a share dividend of 0.1 shares for each share outstanding (the “Dividend”), resulting in there being an aggregate of 9,487,500 Founder Shares outstanding. All shares and associated amounts have been retroactively restated to reflect the share dividend (see Note 8). Up to 1,237,500 Founder Shares were subject to forfeiture by the Sponsor depending on the extent to which the underwriters’ over-allotment option is exercised. In connection with the underwriters’ full exercise of their over-allotment option on January 26, 2021, the 1,237,500 Founder Shares were no longer subject to forfeiture.
The initial shareholders have agreed, subject to limited exceptions, not to transfer, assign or sell any of their Founder Shares until the earlier to occur of: (i) one year after the completion of the Initial Business Combination; or (ii) the date on which the Company completes a liquidation, merger, share exchange or other similar transaction after the Initial Business Combination that results in all of the Company’s shareholders having the right to exchange their Class A ordinary shares for cash, securities or other property; except to certain permitted transferees and under certain circumstances (the “lock-up”). Notwithstanding the foregoing, if (1) the closing price of Class A ordinary shares equals or exceeds $12.00 per share (as adjusted for share splits, share dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the Initial Business Combination or (2) if the Company consummates a transaction after the Initial Business Combination which results in the Company’s shareholders having the right to exchange their shares for cash, securities or other property, the Founder Shares will be released from the lock-up.
Forward Purchase Contract
The Company’s sponsor (or its designees) has agreed to enter into a contingent forward purchase contract with the Company, to purchase up to 10,000,000 units for $10.00 each, in a private placement to occur concurrently with the closing of the initial Business Combination, for an aggregate purchase price of up to $100,000,000. The contingent forward purchase units and their component securities would be identical to the units sold in the IPO, except that the contingent forward purchase units and their component securities would be subject to transfer restrictions and certain registration rights. The funds from the sale of contingent forward purchase units may be used as part of the consideration to the sellers in the initial Business Combination.
Promissory Note — Related Party
The Sponsor has agreed to loan the Company up to $300,000 to be used for a portion of the expenses of the IPO. These loans are non-interest bearing, unsecured and are due at the earlier of June 30, 2021 or the closing of the IPO. The loan will be repaid upon the closing of the IPO out of the $1,000,000 of offering proceeds that has been allocated to the payment of offering expenses. As of December 31, 2020, the Company had borrowed $175,069 under the Promissory Note As of the closing of the IPO, $175,069 was outstanding.
Related Party Loans
In addition, in order to finance transaction costs in connection with an intended Business Combination, the Sponsor or an affiliate of the Sponsor, or certain of the Company’s officers and directors may, but are not obligated to, loan the Company funds as may be required (“Working Capital Loans”). If the Company completes the initial Business Combination, the Company would repay the Working Capital Loans. In the event that the initial Business Combination does not close, the Company may use a portion of the working capital held outside the Trust Account to repay the Working Capital Loans but no proceeds from the Trust Account would be used to repay the Working Capital Loans. Up to $1,500,000 of such Working Capital Loans may be convertible into Private Placement Warrants at a price of $1.50 per warrant at the option of the lender. Such warrants would be identical to the Private Placement Warrants. At December 31, 2020, no such Working Capital Loans were outstanding.
Administrative Service Fee
Commencing on the date of the final prospectus, the Company has agreed to pay the Sponsor up to $10,000 per month for office space, utilities, secretarial and administrative support services provided to members of the Company’s management team. Upon completion of the initial Business Combination or the Company’s liquidation, the Company will cease paying these monthly fees.
NOTE 6 — COMMITMENTS AND CONTINGENCIES
Registration Rights
The holders of the (i) founder shares, which were issued in a private placement prior to the closing of the IPO, (ii) Private Placement Warrants which were issued in a private placement simultaneously with the closing of the IPO and the Class A ordinary shares underlying such Private Placement Warrants and (iii) Private Placement Warrants that may be issued upon conversion of Working Capital Loans will have registration rights to require the Company to register a sale of any of its securities held by them pursuant to a registration rights agreement. The holders of these securities are entitled to make up to three demands, excluding short form demands, that the Company registers such securities. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the Company’s completion of the initial Business Combination. The Company will bear the expenses incurred in connection with the filing of any such registration statements.
Underwriting Agreement
The Company granted the underwriters a 45-day option from the date of this prospectus to purchase up to an additional 4,950,000 units to cover over-allotments, if any, at $10.00 per Unit. Simultaneously with the closing of the IPO on January 26, 2021, the underwriters fully exercised the over-allotment option to purchase 4,950,000 Units, generating an aggregate of gross proceeds of $49,500,000.

On January 26, 2021, the Company paid a fixed underwriting discount of $0.20 per Unit, $7,590,000 in the aggregate, in connection with the underwriters’ exercise of their over-allotment option in full. Additionally, the underwriters will be entitled to a deferred underwriting discount of 3.5% of the gross proceeds of the IPO upon the completion of the Company’s initial Business Combination.
NOTE 7 — SHAREHOLDER’S EQUITY
Preference shares — The Company is authorized to issue 1,000,000 preference shares with a par value of $0.0001 and with such designations, voting and other rights and preferences as may be determined from time to time by the Company’s board of directors. At December 31, 2020, there were no shares of preference shares issued or outstanding.
Class A Ordinary Shares — The Company is authorized to issue 200,000,000 Class A ordinary shares with a par value of $0.0001 per share. At December 31, 2020, there were no Class A ordinary shares issued or outstanding,
Class B Ordinary Shares — The Company is authorized to issue 20,000,000 Class B ordinary shares with a par value of $0.0001 per share. Holders are entitled to one vote for each share of Class B ordinary shares. After giving retroactive effect to the share dividend described in Note 5, there were 9,487,500 shares of Class B ordinary shares issued and outstanding at January 26, 2021.
Holders of Class A ordinary shares and holders of Class B ordinary shares will vote together as a single class on all matters submitted to a vote of the Company’s shareholders except as required by law. Unless specified in the Company’s amended and restated memorandum and articles of association, or as required by applicable provisions of the Companies Law or applicable stock exchange rules, the affirmative vote of a majority of the Company’s ordinary shares that are voted is required to approve any such matter voted on by its shareholders.
The Class B ordinary shares will automatically convert into Class A ordinary shares concurrently with or immediately following the consummation of the initial Business Combination on a one-for-one basis, subject to adjustment for share sub-divisions, share capitalizations, reorganizations, recapitalizations and the like, and subject to further adjustment as provided herein. In the case that additional Class A ordinary shares or equity-linked securities are issued or deemed issued in connection with the initial Business Combination, the number of Class A ordinary shares issuable upon conversion of all founder shares will equal, in the aggregate, 20% of the total number of Class A ordinary shares outstanding after such conversion (after giving effect to any redemptions of Class A ordinary shares by public shareholders), including the total number of Class A ordinary shares issued, or deemed issued or issuable upon conversion or exercise of any equity-linked securities or rights issued or deemed issued, by the Company in connection with or in relation to the consummation of the initial Business Combination, excluding any Class A ordinary shares or equity-linked securities exercisable for or convertible into Class A ordinary shares issued, or to be issued, to any seller in the initial Business Combination and any Private Placement Warrants issued to the Sponsor, officers or directors upon conversion of Working Capital Loans; provided that such conversion of founder shares will never occur on a less than one-for-one basis.
Warrants — No warrants are currently outstanding. Each whole warrant entitles the holder to purchase one Class A ordinary share at a price of $11.50 per share, subject to adjustment as discussed herein. In addition, if (x) the Company issues additional Class A ordinary shares or equity-linked securities for capital raising purposes in connection with the closing of the initial Business Combination at an issue price or effective issue price of less than $9.20 per Class A ordinary share (with such issue price or effective issue price to be determined in good faith by the Company’s board of directors and in the case of any such issuance to the Company’s sponsors or their affiliate, without taking into account any founder shares held by the Company’s sponsors or such affiliates, as applicable, prior to such issuance (the “Newly Issued Price”), (y) the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds, and interest thereon, available for the funding of the initial Business Combination on the date of the consummation of the initial Business Combination (net of redemptions), and (z) the volume weighted average trading price of the Company’s Class A ordinary shares during the 20 trading day period starting on the trading day prior to the day on which the Company consummates its initial Business Combination (such price, the “Market Value”) is below $9.20 per share, then the exercise price of the warrants will be adjusted (to the nearest cent) to be equal to 115% of the higher of the Market Value and the Newly Issued Price, and the $10.00 and $18.00 per share redemption trigger prices described adjacent to “Redemption of warrants when the price per Class A ordinary share equals or exceeds $10.00” and “Redemption of warrants when the price per Class A ordinary share equals or exceeds $18.00” will be adjusted (to the nearest cent) to be equal to 100% and 180% of the higher of the Market Value and the Newly Issued Price, respectively.
In case of any reclassification or reorganization of the outstanding Class A ordinary shares (other than those described above or that solely affects the par value of such Class A ordinary shares), or in the case of any merger or consolidation of us with or into another corporation (other than a consolidation or merger in which we are the continuing corporation and that does not result in any reclassification or reorganization of our issued and outstanding Class A ordinary shares), or in the case of any sale or conveyance to another corporation or entity of the assets or other property of us as an entirety or substantially as an entirety in connection with which we are dissolved, the holders of the warrants will thereafter have the right to purchase and receive, upon the basis and upon the terms and conditions specified in the warrants and in lieu of the Class A ordinary shares immediately theretofore purchasable and receivable upon the exercise of the rights represented thereby, the kind and amount of Class A ordinary shares or other securities or property (including cash) receivable upon such reclassification, reorganization, merger or consolidation, or upon a dissolution following any such sale or transfer, that the holder of the warrants would have received if such holder had exercised their warrants immediately prior to such event. If less than 70% of the consideration receivable by the holders of Class A ordinary shares in such a transaction is payable in the form of Class A ordinary shares in the successor entity that is listed for trading on a national securities exchange or is quoted in an established over-the-counter market, or is to be so listed for trading or quoted immediately following such event, and if the registered holder of the warrant properly exercises the warrant within thirty days following public disclosure of such transaction, the warrant exercise price will be reduced as specified in the warrant agreement based on the Black-Scholes Warrant Value (as defined in the warrant agreement) of the warrant. The purpose of such exercise price reduction is to provide additional value to holders of the warrants when an extraordinary transaction occurs during the exercise period of the warrants pursuant to which the holders of the warrants otherwise do not receive the full potential value of the warrants.
The warrants will be issued in registered form under a warrant agreement between Continental Stock Transfer & Trust Company, as warrant agent, and us. The warrant agreement provides that the terms of the warrants may be amended without the consent of any holder to cure any ambiguity or correct any defective provision, but requires the approval by the holders of at least 65% of the then outstanding public warrants to make any change that adversely affects the interests of the registered holders. You should review a copy of the warrant agreement, which will be filed as an exhibit to the registration statement of which this prospectus is a part, for a complete description of the terms and conditions applicable to the warrants.
The warrants may be exercised upon surrender of the warrant certificate on or prior to the expiration date at the offices of the warrant agent, with the exercise form on the reverse side of the warrant certificate completed and executed as indicated, accompanied by full payment of the exercise price (or on a cashless basis, if applicable), by certified or official bank check payable to us, for the number of warrants being exercised. The warrant holders do not have the rights or privileges of holders of ordinary shares and any voting rights until they exercise their warrants and receive Class A ordinary shares. After the issuance of Class A ordinary shares upon exercise of the warrants, each holder will be entitled to one vote for each share held of record on all matters to be voted on by shareholders.
No fractional shares will be issued upon exercise of the warrants. If, upon exercise of the warrants, a holder would be entitled to receive a fractional interest in a share, we will, upon exercise, round down to the nearest whole number, the number of Class A ordinary shares to be issued to the warrant holder.
The warrants will become exercisable on the later of 12 months from the closing of the IPO or 30 days after the completion of its initial Business Combination and will expire five years after the completion of the Company’s initial Business Combination, at 5:00 p.m., New York City time, or earlier upon redemption or liquidation.
The Company has agreed that as soon as practicable, but in no event later than fifteen (15) business days after the closing of the initial Business Combination, it will use its commercially reasonable efforts to file with the SEC a registration statement for the registration, under the Securities Act, of the Class A ordinary shares issuable upon exercise of the warrants. The Company will use its commercially reasonable efforts to cause the same to become effective and to maintain the effectiveness of such registration statement, and a current prospectus relating thereto, until the expiration or redemption of the warrants in accordance with the provisions of the warrant agreement. If a registration statement covering the Class A ordinary shares issuable upon exercise of the warrants is not effective by the sixtieth (60th) business day after the closing of the initial Business Combination, warrant holders may, until such time as there is an effective registration statement and during any period when the Company will have failed to maintain an effective registration statement, exercise warrants on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act or another exemption. Notwithstanding the above, if the Company’s Class A ordinary shares are at the time of any exercise of a warrant not listed on a national securities exchange such that they satisfy the definition of a “covered security” under Section 18(b)(1) of the Securities Act, the Company may, at its option, require holders of public warrants who exercise their warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and, in the event the Company so elect, it will not be required to file or maintain in effect a registration statement, and in the event the Company does not so elect, it will use its commercially reasonable efforts to register or qualify the shares under applicable blue sky laws to the extent an exemption is not available. In such event, each holder would pay the exercise price by surrendering each such warrant for that number of Class A ordinary shares equal to the lesser of (A) the quotient obtained by dividing (x) the product of the number of Class A ordinary shares underlying the warrants, multiplied the excess of the “fair market value” less the exercise price of the warrants by (y) the fair market value and (B) 0.361. The “fair market value” shall mean the volume weighted average price of the Class A ordinary shares for the 10 trading days ending on the trading day prior to the date on which the notice of exercise is received by the warrant agent.
Redemption of Warrants When the Price per Class A Ordinary Share Equals or Exceeds $18.00
Once the warrants become exercisable, the Company may redeem the outstanding warrants (except as described herein with respect to the Private Placement Warrants):
•
in whole and not in part;

•
at a price of $0.01 per warrant;

•
upon not less than 30 days’ prior written notice of redemption to each warrant holder (the “30-day redemption period”); and

•
if, and only if, the last reported sale price of the Class A ordinary shares for any 20 trading days within a 30-trading day period ending three business days before the Company sends to the notice of redemption to the warrant holders (which the Company refers to as the “Reference Value”) equals or exceeds $18.00 per share (as adjusted for share sub-divisions, share dividends, reorganizations, recapitalizations and the like).

Redemption of Warrants When the Price per Class A Ordinary Share Equals or Exceeds $10.00
Once the warrants become exercisable, the Company may redeem the outstanding warrants:
•
in whole and not in part;

•
at $0.10 per warrant upon a minimum of 30 days’ prior written notice of redemption; provided that holders will be able to exercise their warrants on a cashless basis prior to redemption and receive that number of shares determined by reference to the table below, based on the redemption date and the “fair market value” of the Class A ordinary shares (as defined below);

•
if, and only if, the Reference Value (as defined above under “Redemptions for warrants when the price per Class A ordinary share equals or exceeds $18.00”) equals or exceeds $10.00 per share (as adjusted for share sub-divisions, share dividends, reorganizations, recapitalizations and the like); and

•
if the Reference Value is less than $18.00 per share (as adjusted for share sub-divisions, share dividends, reorganizations, recapitalizations and the like), the Private Placement Warrants must also be concurrently called for redemption on the same terms as the outstanding public warrants, as described above.

NOTE 8 — SUBSEQUENT EVENTS
The Company evaluated subsequent events and transactions that occurred after the balance sheet date up the date that the financial statements were issued. Other than as described in these financial statements, the Company did not identify any subsequent events that would have required adjustment or disclosure in the financial statements.

Torino Holding Corp.
Consolidated Financial Statements
As of and for the Years Ended December 31, 2020 and 2019

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Stockholder and the Board of Directors of Torino Holding Corp.
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Torino Holding Corp. and subsidiaries (the “Company”) as of December 31, 2020 and 2019, the related consolidated statements of operations, comprehensive income, stockholder’s equity, and cash flows, for each of the two years in the period ended December 31, 2020, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
/s/ Deloitte & Touche LLP
Los Angeles, California
January 6, 2022
We have served as the Company’s auditor since 2021.

Torino Holding Corp.
Consolidated Balance Sheets
(In thousands, except share and per share amounts)
	December 31, 2020	December 31, 2019
ASSETS
Current assets:
Cash and cash equivalents	$14,841	$31,643
Accounts receivable, net	62,741	35,381
Accounts receivable- related party	289	283
Prepaid expenses	4,310	7,543
Other current assets	2,658	424
Total current assets	84,839	75,274
Property and equipment, net	9,480	6,931
Operating right-of-use asset	2,694	3,855
Intangible assets, net	1,123	1,910
Goodwill	6,000	5,785
Deferred tax asset	2,128	2,416
Other assets	466	439
Total assets	$106,730	$96,610
LIABILITIES AND STOCKHOLDER’S EQUITY
Current liabilities:
Accounts payable	$7,467	$4,680
Accrued expenses	28,698	20,296
Accounts payable and Accrued expenses- related party	5,906	2,383
Operating lease liability, current	1,521	1,447
Deferred revenue	4,905	218
Other current liabilities	222	9
Total current liabilities	48,719	29,033
Other liabilities	1,479	994
Operating lease liability, non-current	1,889	3,295
Deferred tax liability, non-current	1,248	—
Total liabilities	53,335	33,322
Commitments and contingencies (Note 12)
Stockholder’s equity
Common stock, $0.0001 par value; 100 shares authorized; 100 shares issued and outstanding as of December 31, 2020 and 2019	—	—
Additional paid-in-capital	33,841	33,841
Accumulated other comprehensive loss	(642)	(100)
Retained earnings	20,196	29,547
Total stockholder’s equity	53,395	63,288
Total liabilities and stockholder’s equity	$106,730	$96,610
See accompanying notes to consolidated financial statements.

Torino Holding Corp.
Consolidated Statements of Operations
(In thousands, except share and per share amounts)
	Year Ended December 31,
	2020	2019
Net revenues	$310,764	$194,750
Revenues- related party	2,934	5,345
Total revenue	313,698	200,095
Cost of revenues	185,097	104,301
Cost of revenues- related party	44,737	32,745
Total cost of revenue	229,834	137,046
Gross profit	83,864	63,049
Operating expenses:
Research and development	26,175	19,308
Sales and marketing	17,290	12,185
General and administrative	16,967	10,514
Total operating expenses	60,432	42,007
Income from operations	23,432	21,042
Other income (expense), net	38	(910)
Income before provision for income taxes	23,470	20,132
Income tax provision	(4,704)	(4,124)
Net income attributable to common stockholder	$18,766	$16,008
Net income per share attributable to common stockholder, basic and diluted	$187,664.04	$160,081.74
Weighted-average shares used in computing net income per share attributable to common stockholder, basic and diluted	100	100
See accompanying notes to consolidated financial statements.

Torino Holding Corp.
Consolidated Statements of Comprehensive Income
(In thousands)
	Year Ended December 31,
	2020	2019
Net income	$18,766	$16,008
Other comprehensive (loss) income:
Foreign currency translation	(542)	625
Total other comprehensive (loss) income, net of tax	(542)	625
Comprehensive income attributable to common stockholder	$18,224	$16,633
See accompanying notes to consolidated financial statements.

Torino Holding Corp.
Consolidated Statements of Stockholder’s Equity
(In thousands, except share amounts)
	Common Stock		Additional paid in capital	Accumulated Other Comprehensive Loss	Retained Earnings	Total Stockholder’s Equity
	Shares	Amount
Balance at December 31, 2018	100	$—	$33,841	$(725)	$13,539	$46,655
Net income	—	—	—	—	16,008	16,008
Foreign currency translation	—	—	—	625	—	625
Balance at December 31, 2019	100	—	33,841	(100)	29,547	63,288
Net income	—	—	—	—	18,766	18,766
Cash dividends declared and paid ($281,169.69 per share)	—	—	—	—	(28,117)	(28,117)
Foreign currency translation	—	—	—	(542)	—	(542)
Balance at December 31, 2020	100	$—	$33,841	$(642)	$20,196	$53,395
See accompanying notes to consolidated financial statements.

Torino Holding Corp.
Consolidated Statements of Cash Flows
(In thousands)
	December 31, 2020	December 31, 2019
Cash Flows from Operating Activities:
Net income	$18,766	$16,008
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation and amortization	5,127	4,476
Non-cash operating lease expense	1,179	1,179
Bad debt expense	203	50
Gain on disposal of subsidiaries	—	(70)
Unrealized foreign currency transaction (gain) loss	104(15)
Deferred taxes	1,535	3,605
Other non-cash charges	1	1
Changes in operating assets and liabilities:
Accounts receivable	(27,050)	(15,757)
Accounts receivable- related party	(2)	115
Prepaid expenses	3,250	(4,844)
Other current assets	(2,227)	(117)
Other assets	(20)	(1)
Accounts payable	2,738	2,772
Accrued expenses	9,038	10,017
Accounts payable and accrued expenses- related party	3,523	262
Operating lease liability	(1,471)	(1,478)
Deferred revenue	3,790	47
Other current liabilities	210	(1,114)
Other liabilities	485	21
Net cash provided by operating activities	19,179	15,157
Cash Flows from Investing Activities:
Purchases of property and equipment	(3,448)	(1,962)
Capitalized software development costs	(4,295)	(2,152)
Patent costs	(181)	(207)
Proceeds from sale of subsidiary	—	67
Net cash used in investing activities	(7,924)	(4,254)
Cash Flows from Financing Activities:
Cash dividends declared and paid	(28,117)	—
Net cash used in financing activities	(28,117)	—
Effect of exchange rate changes on cash, cash equivalents and restricted cash	42	628
Net increase (decrease) in cash, cash equivalents and restricted cash	(16,820)	11,531
Cash, cash equivalents and restricted cash- Beginning of the period	31,927	20,396
Cash, cash equivalents and restricted cash- End of the period	$15,107	$31,927
Supplemental disclosures of cash flow information:
Noncash investing and financing activities:
Unpaid purchases of property and equipment, net	$57	$1,021
Cash paid for:
Income taxes	$4,505	$1,844
See accompanying notes to consolidated financial statements.

Torino Holding Corp.
Notes to Consolidated Financial Statements
As of and for the Years Ended December 31, 2020 and 2019
Note 1.   Description of Business
Torino Holding Corp. (“Torino Holdings”), a Delaware corporation, through its wholly-owned subsidiaries (collectively the “Company”) is an authentication and digital identity service provider, originally founded in 2005. The Company is focused on connecting and protecting consumers’ and companies’ data and identities, enabling secure interactions, and reducing risks inherent in the digital world. Specifically, the Company’s product suite covers fraud management, authentication, and communication platforms as a service (“CPaaS”).
The Company has subsidiaries in countries around the world, including TeleSign Holdings, Inc., TeleSign Corporation, TeleSign U.K. Ltd., TeleSign Mobile Ltd., Vokee Applications Ltd., TeleSign Singapore Pte. Ltd., TeleSign (Beijing) Technology Co. Ltd., TeleSign doo, and TeleSign Netherlands B.V.
During 2019, the Company transferred ownership of its wholly-owned subsidiaries TeleSign Australia and TeleSign Hong Kong to Belgacom International Carrier Services SA/NV (“BICS”), a related party. The sale of the subsidiaries had an immaterial impact on the Company’s consolidated financials.
The Company is headquartered in Marina del Rey, California. The Company has offices in the United Kingdom, Serbia, Singapore, and China.
Note 2.   Summary of Significant Accounting Policies
Basis of Presentation
The accompanying consolidated financial statements are presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).
Principles of Consolidation
The consolidated financial statements include the operations of the Company and its wholly-owned subsidiaries. All inter-company transactions and balances have been eliminated in the preparation of the consolidated financial statements.
Use of Estimates
The preparation of the Company’s consolidated financial statements in conformity with U.S. GAAP requires the Company to make estimates and assumptions that affect the amounts reported in these financial statements and accompanying footnotes. These estimates in the consolidated financial statements are used for, but are not limited to, revenue recognition, allowance for doubtful accounts, the useful lives of intangible assets and property and equipment, capitalization of internal-use software development costs, fair value of acquired intangible assets and goodwill, discount rates used in the valuation of right-of-use assets and lease liabilities, certain accruals and contingencies, and the realization of tax assets and estimates of tax liabilities. These estimates are based on historical data and experience, as well as various assumptions that the Company believes to be reasonable under current circumstances. However, future events are subject to change and best estimates and judgments may require further adjustments, therefore, actual results could differ materially from those estimates. Management periodically evaluates such estimates and they are adjusted prospectively based on such periodic evaluation.
Segment Information
Operating segments are defined as components of a business entity for which separate financial information is available and reviewed regularly by the chief operating decision maker (“CODM”) in deciding how to make operating decisions, allocate resources and in assessing performance. The Company’s Chief Executive Officer is its CODM. The CODM reviews direct margin by operating segment for purposes of allocating resources and evaluating the Company’s financial performance. The Company does not analyze discrete segment balance sheet information related to long-term assets. All other financial information is evaluated on a consolidated basis. The Company has two operating segments, which align with the Company’s revenue streams: Digital Identity and Communications. The Company’s operating segments are also the Company’s reporting segments. Segment information for the Company’s two reportable segments has been disclosed for all periods presented. See Note 13 — Segment and Geographic Information — for further details.
Cash and cash equivalents
The Company considers all highly liquid investments with an original maturity of three months or less when purchased to be cash and cash equivalents. Cash and cash equivalents include certificates of deposits and any amount of liquid and readily accessible cash, either in the form of currency, checking or savings accounts, clearing or in transit accounts, bank drafts, money orders, or petty cash.
Restricted Cash
The Company classifies certain restricted cash balances within other current assets and other assets on the consolidated balance sheets based upon the term of the remaining restrictions. As of December 31, 2020 and 2019, restricted cash was held as security under a certain building lease and as a guarantee of payment for certain expenses incurred by the Company or the landlord in the normal course of the lease. As of December 31, 2020 and 2019, restricted cash included in other assets, non-current was $0.3 million and $0.3 million, respectively.
The following table provides a reconciliation of cash, cash equivalents and restricted cash reported in the accompanying consolidated balance sheets that sum to the total cash, cash equivalents and restricted cash in the consolidated statements of cash flows:
	December 31, 2020	December 31, 2019
	(In thousands)
Cash and cash equivalents	$14,841	$31,643
Restricted cash included in other current assets	—	17
Restricted cash included in other assets	266	267
Total cash, cash equivalents and restricted cash	$15,107	$31,927
Accounts Receivable, net
The Company records accounts receivable, net, at the invoiced amount less the allowance for doubtful accounts. The Company estimates the allowance for doubtful accounts based on its assessment of the collectability of its customer accounts. The allowance for doubtful accounts is determined based on historical collection experience and the review in each period of the status of the then-outstanding accounts receivable, while taking into consideration current customer information, subsequent collection history and other relevant data. Account balances are charged off against the allowance when the Company believes it is probable the receivable will not be recovered. See Note 3 — Accounts Receivable, net- for further details.
Property and Equipment, net
Property and equipment, net, is stated at cost less accumulated depreciation and amortization. Depreciation is computed using the straight-line method based on the estimated useful lives of the assets. Expenditures for major improvements that extend the useful lives of property are capitalized. Expenditures for repairs and maintenance are charged to expenses as incurred. Depreciation on assets that support the Company’s network and data center are allocated proportionally to cost of revenues, whereas the remainder of depreciation on property and equipment is recognized in general and administrative expenses. When assets are sold or otherwise disposed of, the cost and related accumulated depreciation and amortization are removed from the accounts and any resulting gain or loss is included in the accompanying consolidated statements of income. See Note 4 — Property and Equipment, net- for further details.

Internal-Use Software Development Costs
Certain internal-use software development costs associated with creating and enhancing internally developed software related to enabling the Company’s platform and other software applications are capitalized. The Company capitalizes qualifying internal-use software development costs that are incurred during the application development stage. Capitalization of costs begins when two criteria are met: (i) the preliminary project stage is completed, and (ii) it is probable that the software will be completed and used for its intended function. Capitalization ceases when the software is substantially complete and ready for its intended use, including the completion of all significant testing. The Company also capitalizes costs related to specific upgrades and enhancements when the expenditures will result in additional functionality, and expenses costs incurred for maintenance and minor upgrades and enhancements. Costs related to preliminary project activities, post-implementation operating, and training activities are expensed as incurred proportionally to cost of revenues or research and development, depending on their relationship to the Company’s platform.
Capitalized costs of platform and other software applications are presented in property and equipment, net, in the Company’s consolidated balance sheets. These costs are amortized either to cost of revenues or research and development, depending on whether the costs relate to the Company’s platform, over the estimated useful life of the software on a straight-line basis over 3 to 5 years. Management evaluates the useful lives of these assets on an annual basis and tests for impairment whenever events or changes in circumstances occur that could impact the recoverability of these assets. See Note 4 — Property and Equipment, net- for further details.
Impairment of Long-lived Assets
The Company’s long-lived assets primarily include computers and equipment, furniture and fixtures, leasehold improvements and intangible assets. The Company performs impairment testing when triggering events indicate an impairment may be present. The Company tests for impairment at the asset group level, which represents the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. Recoverability of a long-lived asset group is determined by comparing the carrying value of the asset group to the projected undiscounted cash flows over their remaining lives. If the carrying value of the asset group exceeds the forecasted undiscounted cash flows, an impairment loss is recognized, measured as the amount by which the carrying amount exceeds estimated fair value of the asset group. An impairment loss is charged to operations in the period in which management determines such impairment exists. See Note 4 — Property and Equipment, net- for further details.
Intangible Assets
Intangible assets primarily consist of internally-developed and acquired patents. Acquired patents are recorded at fair value, less accumulated amortization. Costs incurred in securing patents and trademarks and protecting the Company’s proprietary technology and brand name paid to third parties are capitalized and internal costs are expensed as incurred. Intangible assets are amortized over their estimated useful lives to cost of revenues using a straight-line method, which approximates the pattern in which the economic benefits are consumed. See Note 5 — Goodwill and Intangible Assets- for further details.
Goodwill
Goodwill represents the excess of the aggregate fair value of the consideration transferred in a business combination over the fair value of the assets acquired, net of liabilities assumed. Goodwill is not amortized, but is tested for impairment at the reporting unit level at least annually or whenever events or changes in circumstances indicate that the goodwill may be impaired. The Company has two reporting units, which correspond to its operating segments. The Company has selected November 30 as the date to perform its annual impairment test.
When impairment indicators are identified, the Company compares the reporting unit’s fair value to its carrying amount including goodwill. An impairment loss is recognized as the difference, if any, between the reporting unit’s carrying amount and its fair value to the extent the difference does not exceed the total amount of goodwill allocated to the reporting unit. See Note 5 — Goodwill and Intangible Assets- for further details.

Fair Value of Financial Instruments
The accounting guidance for fair value provides a framework for measuring fair value, clarifies the definition of fair value, and expands disclosures regarding fair value measurements. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the reporting date. The accounting guidance establishes a three-tiered hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value as follows:
•
Level 1 — Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

•
Level 2 — Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

•
Level 3 — Unobservable inputs for the asset or liability.

A financial instrument’s categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.
The carrying amounts of cash and cash equivalents, accounts receivable, accounts receivable- related party, accounts payable, accrued expenses, and accounts payable and accrued expenses- related party approximate fair value as of December 31, 2020 and 2019 because of the relatively short duration of these instruments. Therefore, the carrying amounts of these financial instruments as reflected in the consolidated balance sheets as of December 31, 2020 and 2019 represent the amounts that would be received to sell those assets or that would be paid to transfer those liabilities in an orderly transaction between market participants at that date. Those measurements maximize the use of observable inputs.
There were no transfers between fair value measurement levels during the years ended December 31, 2020 and 2019.
Leases
The Company adopted Accounting Standard Update No. 2016-02, Leases (Topic 842) (“ASC 842”) and all applicable updates effective January 1, 2019, and applied it to the operating leases that existed on that date. The Company elected to utilize the package of practical expedients available for expired or existing contracts, which allowed the Company to carryforward historical assessments of (a) whether contracts are or contain leases, (b) lease classification, and (c) initial direct costs. The Company also elected to apply the short-term lease exception for all leases. Under the short-term lease exception, the Company will not recognize Right-of-use (“ROU”) assets or lease liabilities for leases that, at the commencement date, have a remaining lease term of 12 months or less. As a result, the Company recognized a $5.0 million net operating ROU asset and a $6.2 million operating lease liability in its consolidated balance sheet as of January 1, 2019.
The Company determines if an arrangement is or contains a lease at contract inception. The Company presents the operating leases in long-term assets and current and non-current liabilities. ROU assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. Operating lease ROU assets and lease liabilities are measured and recognized at the lease commencement date based on the present value of the remaining lease payments over the lease term. As the Company’s leases do not generally provide an implicit rate, the Company uses its incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments.
The Company’s lease agreements may have lease and non-lease components, which the Company accounts for as a single lease component. When estimating the lease term, the Company includes options to extend or terminate the lease when it is reasonably certain such options will be exercised. Operating lease costs are recognized in general and administrative expenses in the Company’s accompanying consolidated statements of operations on a straight-line basis over the lease term and variable payments are recognized in the period they are incurred. The Company’s lease agreements do not contain any residual value guarantees. Leases with an initial term of 12 months or less are not recorded on the balance sheet.

See Note 6 — Right-of- Use Asset and Lease Liabilities- for further details.
Income Taxes
The Company accounts for income taxes using the liability method whereby deferred tax assets and liabilities are determined based on temporary differences between the basis used for financial reporting and income tax reporting purposes. Deferred income taxes are provided based on the enacted tax rates in effect at the time such temporary differences are expected to reverse.
A valuation allowance is provided for deferred tax assets if it is more likely than not that the Company will not realize those tax assets through future operations. The carrying value of deferred tax assets reflect an amount that is more likely than not to be realized.
The Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the consolidated financial statements from such positions are then measured based on the largest benefit that has a greater than 50% likelihood of being realized. The Company recognizes interest accrued related to unrecognized tax benefits as a component of income tax expense.
Income per Share of Common Stock
Basic income per share attributable to common stockholder is calculated by dividing the net income attributable to common stockholder by the weighted-average number of shares of common stock outstanding for the period. Diluted income per share is calculated by giving effect to all potentially dilutive common stock when determining the weighted average number of common stock outstanding. The Company’s diluted income per share is the same as the basic income per share for the years ended December 31, 2020 and 2019 as there are no potential common stock that would have a dilutive effect. See Note 14 — Income per Share of Common Stock- for further details.
Revenue Recognition
Revenue is recognized upon transfer of control of promised services to customers in an amount that reflects the consideration the Company expects to receive in exchange for those products or services. This principle is achieved through applying the following five-step approach:
1.
Identification of the contract, or contracts, with a customer.

2.
Identification of the performance obligations in the contract.

3.
Determination of the transaction price.

4.
Allocation of the transaction price to the performance obligations in the contract.

5.
Recognition of revenue when, or as, the Company satisfies a performance obligation.

The Company generates revenues primarily from services that provide real-time security intelligence, data and analytics on phone numbers around the world to enable greater assurance and security against fraudulent activity (“Digital Identity”) as well as phone-based verification and two-factor authentication (“2FA”) services that deliver a one-time passcode sent over Short Message Service (“SMS”) or via voice call to a mobile number, online, or mobile application based account to verify the existence of individual users on the customer’s network or platform (collectively, “Communications”) .
The Company’s contracts are evidenced primarily by fully executed Master Service Agreements (“MSA’s”) that define the terms and price of service. The Company’s contracts have stated terms, generally renew automatically, and typically allow termination for convenience with requisite notice. Due to the termination clauses, the accounting term of the Company’s contracts is the shorter of either the stated term or the period of the notice for cancellation, which typically will be 30, 60, or 90 days.
As part of the MSA itself or through discrete client orders, the Company’s customers elect a subset of services from the Digital Identity and Communication offerings. The Company is then obligated to make such services available as and when needed by the customer during the duration of the contract. The Company defines its performance obligation to the customer as a stand-ready obligation comprised of a monthly series of Digital Identity or Communications services, which will be accounted for as a single performance obligation. The performance obligation is satisfied over time since customers simultaneously receive and consume the stand-ready services using a time-elapsed measure of progress.
The Company’s contracts contain both fixed and variable pricing components. The fixed components are related to subscription revenues and specific requests by the customer, such as the origination and/or termination of a temporary mobile number and generally comprise less than 3% of revenue. The variable components vary with usage of services or within a specific geography, such as with tiered pricing; with the type of service, such as additional fees based on a predefined ratio of services; or upon the occurrence of a triggering event, such as on prompt payment of an invoice. The past transactions or historical experience does not provide a basis to predict future volumes of transactions and there is a wide range of possible future outcomes that result in management not being able to include any amount of variable consideration in the transaction price until the variability is resolved. Due to the difficulty in estimating the variable pricing components, the Company fully constrains the variable portion of revenue, except variability related to on prompt payment of an invoice, until the end of the month of service when such variability has been fully resolved in order to prevent significant reversal of revenue.
The Company provides certain services to third-party platform partners who redistribute the Company’s offerings to their customers. In these situations, the Company follows the accounting guidance for principal or agent considerations. The Company does not transfer control of its services to the platform partners but retains control while the services are consumed by the end customer. Further, the Company remains primary obligor to the end customer for its services throughout the arrangement. Principal versus agent accounting requires an analysis of whether the facts and circumstances meet the criteria, which are not collectively exhaustive, for gross or net revenue recognition. Since the Company does not transfer control and maintains primary responsibility, the Company acts as the principal in platform partner arrangements and reports revenue gross of network operator and carrier costs incurred in the delivery of the service.
The Company’s contracts do not contain general rights of return. However, credits may be issued on the basis of terms of the contract and the amount of the credit is deducted from the next invoice and is accounted for as a reduction in revenue. See Note 9 — Revenue- for further details.
Cost of Revenues
The Company’s cost of revenues consists primarily of direct fulfillment costs that correspond directly to delivery of Digital Identity and Communication services. For Digital Identity services, direct costs are primarily comprised of data processing fees on public cloud platforms and data acquisition costs, which the Company resells to the end customer. For Communications revenues, direct costs are primarily comprised of termination of communications fees. Direct fulfillment costs arise from both external parties and the Company’s immediate parent company.
The Company additionally includes certain indirect fulfillment, employee, depreciation, and amortization costs within costs of revenues. Indirect fulfillment costs are comprised of expenses incurred for colocation arrangements, web hosting, and internet transportation services. Employee costs are principally comprised of personnel related costs for network operations and technical support professionals. Depreciation is comprised of the portion of capitalized software costs and data center usage required to support the Company’s platform and other software applications. Amortization is comprised of the cost of the Company’s internally-developed and acquired patents.
Sales and Marketing
The Company’s sales and marketing expenses consist primarily of personnel costs, including sales commissions paid to the Company’s sales team. Sales and marketing expenses also include advertising expenses and marketing expenses such as brand marketing, travel expenses, trade shows and marketing materials, and professional services.
The Company expenses advertising costs as they are incurred. Advertising expenses for the years ended December 31, 2020 and 2019 were $0.8 million and $0.1 million respectively.

Research and Development
The Company’s research and development expenses consist primarily of personnel costs to develop and maintain products not otherwise included in cost of revenues as well as non-personnel expenditures that support research and development. Research and development costs are expensed as incurred.
General and Administrative
The Company’s general and administrative expenses consist primarily of personnel costs associated with the Company’s executive, finance, legal, human resources and other administrative personnel, as well as accounting and legal professional services fees, facilities-related costs, and depreciation and amortization of property and equipment and capitalized software costs not related to the Company’s platform, and other corporate related expenses.
Comprehensive Income
Comprehensive income refers to net income and other revenue, expenses, gains and losses that, under generally accepted accounting principles, are recorded as an element of stockholder’s equity, but are excluded from the calculation of net income.
Concentration of Credit Risk
Financial instruments that potentially subject the Company to concentration of credit risk consist principally of cash, cash equivalents and accounts receivable. The Company maintains its cash and cash equivalents with financial institutions, which may be in excess of insured limits. The Company believes that the financial institutions that hold its cash and cash equivalents are financially sound and, accordingly, minimal credit risk exists with respect to these balances.
With regard to customers, credit evaluation and account monitoring procedures are used to minimize the risk of loss. The Company believes that no additional credit risk beyond amounts provided for by the allowance for doubtful accounts are inherent in accounts receivable.
As of December 31, 2020, and 2019 one customer accounted for approximately 41.3% and 37.3% of the Company’s accounts receivable, net of allowance for doubtful accounts, respectively.
For the year ended December 31, 2020, two customers accounted for approximately 28.4% and 16.0%, respectively, of the Company’s total revenue. For the year ended, December 31, 2019, two customers accounted for approximately 20.4% and 18.6%, respectively, of the Company’s total revenue.
Foreign Currency Translation and Transactions
The Company has foreign operations with non-U.S. dollar functional currencies. The British Pound is the functional currency of the Company’s foreign subsidiaries with non-U.S. dollar functional currency. Accordingly, these subsidiaries remeasure monetary assets and liabilities at period-end exchange rates, while non-monetary items are remeasured at historical rates. Revenue and expense accounts are remeasured at the exchange rate in effect on the date of the transaction. Remeasurement adjustments are recognized in the consolidated statement of operations as other income or expense in the year of occurrence. Foreign currency transaction gains and (losses) for the years ended December 31, 2020 and 2019 were $0.6 million and $(0.6) million respectively.
For those entities where the functional currency is a foreign currency, adjustments resulting from translating the financial statements into U.S. dollars are shown as cumulative translation adjustments as a component within accumulated other comprehensive income (loss) on the consolidated balance sheet. Monetary assets and liabilities denominated in a foreign currency are translated into U.S. dollars at the exchange rate on the balance sheet. Revenue and expenses are translated at the weighted average exchange rates during the period. Equity transactions are translated using historical exchange rates.
Intercompany loans are eliminated upon consolidation. Changes in long-term intercompany loan balances due to foreign currency fluctuation rates are either shown in earnings if the transaction was remeasured or shown as cumulative translation adjustments as a component within accumulated other comprehensive (loss) income on the consolidated balance sheet in the case of foreign currency translation.
Accounting Standards Adopted
In October 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2016-16, Income Taxes (Topic 740): Intra-Entity Transfers Other than Inventory (“ASU 2016-16”), which requires companies to recognize the income-tax consequences of an intra-entity transfer of an asset other than inventory when the transfer occurs, rather than when the asset has been sold to an outside party. This ASU was adopted by the Company on January 1, 2019. The Company evaluated its business policies and processes around intra-entity transfers of assets, other than inventory, and determined that this ASU did not have a material impact on its consolidated financial statements and related disclosures.
In August 2018, the FASB issued ASU No. 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework — Changes to the Disclosure Requirements for Fair Value Measurement (“ASU 2018-13”), which eliminates certain disclosure requirements for fair value measurements for all entities, requires public entities to disclose certain new information and modifies some disclosure requirements. The Company adopted the ASU on January 1, 2019, and the adoption of this ASU did not have a material impact on the Company’s consolidated financial statements.
In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842), with several subsequent amendments, which requires lessees to recognize the assets and liabilities that arise from operating and finance leases on the consolidated balance sheets, with a few exceptions. ASU 2016-02 became effective for the Company on January 1, 2019 and replaced the existing lease guidance in U.S. GAAP when it became effective. The Company did not retrospectively recast prior periods and ASU 2016-02 was applied to all the Company’s leases as of January 1, 2019, resulting in the recording of lease liabilities and ROU assets within the Consolidated Balance Sheet. Adoption of the new standard did not materially affect the Company’s consolidated net income or cash flows. See the Leases section above and Note 6 — Right-of- Use Asset and Lease Liabilities- for further details.
Accounting Standards Not Yet Adopted
In June 2016, the FASB issued ASU No. 2016-13, Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”), which changes the way entities recognize impairment of many financial assets by requiring immediate recognition of estimated credit losses expected to occur over their remaining life, instead of when incurred. In November 2018, the FASB issued ASU No. 2018-19, Codification Improvements to Topic 326, Financial Instruments — Credit Losses (“ASU 2018-19”), which amends Subtopic 326-20 (created by ASU 2016-13) to explicitly state that operating lease receivables are not in the scope of Subtopic 326-20. Additionally, in April 2019, the FASB issued ASU No. 2019-04, Codification Improvements to Topic 326, Financial Instruments — Credit Losses, Topic 815, Derivatives and Hedging, and Topic 825, Financial Instruments (“ASU 2019-04”), in May 2019, the FASB issued ASU No. 2019-05, Financial Instruments — Credit Losses (Topic 326): Targeted Transition Relief (“ASU 2019-05”), and in November 2019, the FASB issued ASU No. 2019-10, Financial Instruments — Credit Losses (Topic 326), Derivatives and Hedging (Topic 815), and Leases (Topic 842): Effective Dates, and ASU 2019-11, Codification Improvements to Topic 326, Financial Instruments — Credit Losses (“ASU 2019-10”), to provide further clarifications on certain aspects of ASU 2016-13 and to extend the nonpublic entity effective date of ASU 2016-13. The changes (as amended) are effective for the Company for annual and interim periods in fiscal years beginning after December 15, 2022. The Company is currently evaluating the effect of this ASU on its consolidated financial statements and related disclosures.
In December 2019, the FASB issued ASU No. 2019-12, Simplifying the Accounting for Income Taxes (“ASU 2019-12”), which amends ASC 740, Income Taxes. This new standard is intended to simplify accounting for income taxes by removing certain exceptions to the general principles in ASC 740 and amending existing guidance to improve consistent application of ASC 740. The new standard is effective for the Company beginning January 1, 2022. The guidance in the new standard has various elements, some of which are applied on a prospective basis and others on a retrospective basis with earlier application permitted. The Company is currently evaluating the effect of this ASU on its consolidated financial statements and related disclosures.

Note 3.   Accounts Receivable, Net
Accounts receivable, net of allowances as of December 31, 2020 and 2019 consist of the following:
	December 31, 2020	December 31, 2019
	(In thousands)
Accounts receivable	$63,000	$35,448
Allowance for doubtful accounts	(259)	(67)
Total accounts receivable, net	$62,741	$35,381
Note 4.    Property and Equipment, Net
Property and equipment, net as of December 31, 2020 and 2019 consist of the following:
	Useful lives	December 31, 2020	December 31, 2019
		(In thousands)
Computers and equipment	3 years	$13,220	$10,583
Furniture and fixtures	5 years	1,446	1,391
Internal use software development costs	3 – 5 years	15,068	10,773
Leasehold improvements	5 years	2,674	2,651
Less: accumulated depreciation and amortization		(22,928)	(18,467)
Total property and equipment, net		$9,480	$6,931
There were no impairment charges to property and equipment for the years ended December 31, 2020 and 2019.
For the years ended December 31, 2020 and 2019, the Company capitalized $4.3 million and 2.2 million of internal use software costs, respectively, and recorded internal use software development amortization expense of $1.9 million and $1.3 million, respectively.
The Company recognized depreciation expense, which includes amortization of capitalized software development costs, as follows:
	Year Ended December 31,
	2020	2019
	(In thousands)
Cost of revenues	$2,379	$1,758
Research and development	1,083	1,114
Sales and marketing	492	439
General and administrative	205	213
Total depreciation expense	$4,159	$3,524
Note 5.    Goodwill and Intangible Assets
Goodwill
Details of the Company’s goodwill allocated to the Communications segment as of December 31, 2020 and 2019 were as follows:

Amount
(In thousands)
Balance as of December 31, 2018	$5,606
Effect of change in foreign exchange rates	179
Balance as of December 31, 2019	$5,785
Effect of change in foreign exchange rates	215
Balance as of December 31, 2020	$6,000
No impairment of goodwill was recognized through December 31, 2020.
Intangible assets, net
Intangible assets, net as of December 31, 2020 consist of the following:
	Weighted average amortization period	Gross carrying amount	Accumulated amortization	Net carrying amount
		(In thousands)
Amortizing intangible assets
Patents	3 years	$1,369	$(1,163)	$206
Acquired patents	7 years	5,449	(4,532)	917
Total intangible assets, net		$6,818	$(5,695)	$1,123
Intangible assets, net as of as of December 31, 2019 consist of the following:
	Weighted average amortization period	Gross carrying amount	Accumulated amortization	Net carrying amount
		(In thousands)
Amortizing intangible assets
Patents	3 years	$1,187	$(974)	$213
Acquired patents	7 years	5,450	(3,753)	1,697
Total intangible assets, net		$6,637	$(4,727)	$1,910
For the years ended December 31, 2020 and 2019, amortization expense was $1.0 million and 1.0 million, respectively. Total estimated future amortization expense is as follows:
Amount
(In thousands)
Year ending December 31
2021	$893
2022	206
2023	24
2024	—
2025	—
Thereafter	—
Total	$1,123
The Company has performed an assessment of its intangible assets, net for possible triggering events and has concluded that there were no triggering events that would indicate assets were impaired for the years ended December 31, 2020 and 2019.

Note 6.    Right-of-Use Asset and Lease Liabilities
The Company has entered into various operating lease agreements for its corporate offices, corporate apartments, and office equipment. As of December 31, 2020, the two corporate offices have remaining lease terms of 1.8 years and 3 years, one of which includes an option to extend the lease for 5 years. The corporate office leases include an early termination penalty of at least 0.25 years rent. The corporate apartments and the office equipment leases typically have original lease terms not exceeding 1 year and generally contain renewal options. Payments under the Company’s lease arrangements may be fixed or variable, and variable lease payments are primarily based on lessors costs, usage, or an index. The Company’s lease agreements do not contain any residual value guarantees or material restrictive covenants.
The components of the lease expense recorded in the accompanying consolidated statements of operations were as follows:
	December 31, 2020	December 31, 2019
	(In thousands)
Operating lease cost	$1,179	$1,179
Short-term lease cost	13	123
Variable lease cost	78	223
Total net lease cost	$1,270	$1,525
Supplemental cash flow and other information related to leases was as follows:
	December 31, 2020	December 31, 2019
	(In thousands)
Other operating leases information:
Cash paid for amount included in the measurement of lease liabilities	$1,471	$1,478
Weighted average remaining lease term (in years):	2.35	3.29
Weighted average discount rate	0.49%	0.45%
Maturities of lease liabilities is as follows:
December 31, 2020
(In thousands)
Year ending December 31,
2021	$1,534
2022	1,387
2023	510
2024	—
2025	—
Thereafter	—
Total lease payments	3,431
Less: imputed interest	(21)
Total lease obligations	3,410
Less: current obligations	(1,521)
Long-term lease obligations	$1,889
As of December 31, 2020 and 2019, the Company had no additional leases with future commencement dates.

Note 7.    Accrued Expenses
Accrued expenses as of December 31, 2020 and 2019 consisted of the following:
	December 31, 2020	December 31, 2019
	(in thousands)
Accrued cost of revenues	$21,310	$15,536
Accrued bonus and commission	4,720	3,007
Accrued payroll and related benefits	1,518	1,139
Sales and other taxes payable	1,150	614
Total accrued expenses	$28,698	$20,296
Note 8.    Income Taxes
The following are the United States and international components of the Company’s income before income taxes for the years ended December 31, 2020 and 2019:
	Year Ended December 31,
	2020	2019
	(in thousands)
United States	$21,097	$19,122
International	2,373	1,010
Total	$23,470	$20,132
The following are the components of the provision (benefit) for income taxes for the years ended December 31, 2020 and 2019:
	Current	Deferred	Total
	(in thousands)
Year ended December 31, 2020:
U.S. federal	$2,337	$1,907	$4,244
State and local	224	(124)	100
International	218	142	360
Total	$2,779	$1,925	$4,704
	Current	Deferred	Total
	(in thousands)
Year ended December 31, 2019:
U.S. federal	$118	$3,845	$3,963
State and local	35	(194)	(159)
International	366	(46)	320
Total	$519	$3,605	$4,124
The following is a reconciliation of income tax at the U.S. Federal statutory rate to income tax expense for the years ended December 31, 2020 and 2019:

	Year Ended December 31,
	2020	2019
Expected provision at statutory federal rate	21.0%	21.0%
State tax – net of federal benefit	0.2	(0.9)
Foreign income/losses taxed at different rates	(0.7)	0.6
Other	(0.2)	(0.1)
Permanent differences	1.1	0.4
Foreign derived intangible income	(1.4)	(0.5)
Global intangible low-tax income	0.3	0.3
R&D and foreign tax credits	(1.2)	(1.0)
Change in valuation allowance	—	0.1
Uncertain tax positions	0.9	0.6
Effective income tax rate	20.0%	20.5%
The following are significant components of the Company’s deferred tax assets and liabilities as of December 31, 2020 and 2019:
	December 31, 2020	December 31, 2019
	(in thousands)
Deferred tax assets:
Net operating loss carryforwards	$375	$308
Accruals and reserves	60	156
Leases obligations	417	612
Unrealized gain/loss on foreign currency transactions	—	32
R&D tax credit carryovers	1,547	2,599
Contingent liabilities	211	108
Other	57	8
Total gross deferred tax assets	2,667	3,823
Valuation allowance	(219)	(205)
Net deferred tax assets	2,448	3,618
Deferred tax liabilities:
Depreciation	(459)	(487)
ROU asset	(284)	(422)
Unrealized gain/loss on foreign currency transactions	(205)	—
Intangible assets	(620)	(293)
Total gross deferred liabilities	(1,568)	(1,202)
Net deferred tax asset	$880	$2,416
As of December 31, 2019, the Company has fully utilized its U.S. federal net operating loss (“NOL”) carryforwards. As of December 31, 2020 and 2019, the Company has state and local NOL carryforwards of $2.2 million and $2.2 million, respectively. The state and local NOL carryforwards will begin to expire in 2032, unless previously utilized.
In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the period in which those temporary differences become deductible. Based on the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the results of future operations will generate sufficient taxable income to realize the net deferred tax assets. The Company’s deferred tax valuation allowances are primarily the result of state NOLs in jurisdictions where future research and development tax credits generated are expected to consistently exceed the amount of credits utilized. The change in valuation allowance for the year ended December 31, 2020, and 2019 was $14,000 and $17,000, respectively.
The Company did not have any federal research and development tax credit carryforwards as of December 31, 2020. As of December 31, 2019, the Company had federal research and development tax credit carryforwards, net of unrecognized benefits, of approximately $1.2 million. As of December 31, 2020 and 2019, the Company had state research and development tax credits, net of unrecognized benefits, of approximately $1.9 million and $1.7 million, respectively, which carry forward indefinitely. Utilization of certain NOLs and credit carryforwards may be subject to an annual limitation due to ownership change limitations set forth in the Internal Revenue Code of 1986, as amended, or the Code, and comparable state income tax laws. Any future annual limitation may result in the expiration of NOLs and credit carryforwards before utilization. Utilization of these NOLs and credit carryforwards are subject to annual limitations due to ownership changes set forth in the Code, and comparable state income tax laws, however, such limitations are not expected to impact the Company’s ability to utilize these net operating losses or credits.
The following table summarizes the activity related to the unrecognized tax benefits:
	Year Ended December 31,
	2020	2019
	(in thousands)
Beginning balance of unrecognized tax benefits	$855	$670
Additions based on tax positions related to the current year	251	185
Additions based on tax positions of prior years	—	—
Settlements	—	—
Lapse of statute of limitations	—	—
Ending balance of unrecognized tax benefits	$1,106	$855
Interest and penalties related to the Company’s unrecognized tax benefits accrued as of December 31, 2020 and 2019 were $71,000 and $18,000, respectively. During the years ended December 31, 2020 and 2019, the Company recorded $45,000 and $18,000, respectively, of interest and penalties to income tax expense. Although the timing, settlement or closure of audits is not certain, we do not anticipate our unrecognized tax benefits will increase or decrease significantly over the next twelve months. As of December 31, 2020 and 2019, $1.0 million and $0.7 million, respectively, of unrecognized tax benefits would impact the effective tax rate if recognized.
The Company files income tax returns in the U.S. federal jurisdiction and various state, local, and foreign jurisdictions. The Company is no longer subject to federal examination for tax years before December 31, 2018 and no longer subject to state examination for tax years before December 31, 2017. However, net operating loss and other carryforwards from closed tax years are subject to examination until the statute of limitations has expired on the year in which the carryforward is utilized. The Company is no longer subject to foreign income tax examinations by tax authorities before tax year 2016.
In response to the COVID-19 pandemic, the Coronavirus Aid, Relief, and Economic Security Act (CARES Act) was signed into law on March 27, 2020. The CARES Act, among other things, includes provisions relating to refundable payroll tax credits, deferment of employer’s share of social security payments, net operating loss carryback periods, alternative minimum tax credit refunds, modifications to the net interest deduction limitations and technical corrections to tax depreciation methods for qualified improvement property. The Company reviewed and applied the provisions of the CARES Act, as necessary. The impact to the financial statements was immaterial.
Note 9.    Revenue
Management recognizes revenue on the basis of its satisfaction of outstanding performance obligations. The Company fulfills its performance obligations over time and records revenues net of discounts on a monthly basis.

Disaggregation of Revenue
Revenue by geographic area is based on the billing address location of the customer. The Company generates its revenue primarily in the United States. The following table sets forth revenue by geographic area for the years ended December 31, 2020 and 2019:
	Year Ended December 31,
	2020	2019
	(In thousands)
United States	$239,133	$153,361
International	74,565	46,734
Total	$313,698	$200,095
Contract Assets and Liabilities
During the years ended December 31, 2020 and 2019, the Company recognized revenue of $0.1 million and $0.2 million, respectively, related to deferred revenue recorded at the beginning of the year. The Company does not have any contract assets as of December 31, 2020 and 2019.
Remaining Performance Obligations
The Company applies the optional exemption of not disclosing the transaction price allocated to the remaining performance obligations for its contracts with original duration of one year or less and none of its contracts have an original expected duration of more than one year.
Note 10.    Common Stock
As of December 31, 2020 and 2019, the Company had authorized 100 shares of common stock, each par value $0.0001 per share. As of December 31, 2020 and 2019, 100 shares of common stock were issued and outstanding. The holders of common stock are entitled to one vote per share of common stock. Dividends are paid on a when-and-if-declared basis. The Company paid a cash dividend of $28.1 million or $281,169.69 per share for the year ended December 31, 2020. The Company did not pay any dividends in 2019.
Note 11.    Employee Benefits
The Company maintains a defined contribution 401k plan (the “Plan”) for the benefit of its employees. This Plan covers all eligible employees at least 21 years of age and who have completed three months of service. Employer matching and profit-sharing contributions are made at the discretion of the Company. During the years ended December 31, 2020 and 2019, employer contributions were $0.2 million and $0.1 million, respectively.
Note 12.    Commitments and Contingencies
Guarantees and Indemnification
During the normal course of business, the Company makes certain indemnities and commitments in its contracts under which it may be required to make payments in the event of a breach of its commitments in those contracts. The indemnities include intellectual property indemnification to protect the Company’s customers against infringement claims that may arise in the customers’ course of using the Company’s intellectual property. The duration of these indemnities and commitments varies, and in certain cases, may survive the termination of the contract. These indemnities and commitments may, depending on the type of indemnities and commitments, be either limited by an agreed upon amount (or formulation) or not provide for any limitation of the maximum potential future payments that the Company could be obligated to make. To date, the Company has not been required to make any payments and has not recorded any liability for these indemnities and commitments in the accompanying consolidated balance sheets. The Company does, however, accrue for losses for any known contingent liability, including those that may arise from indemnification provisions, when future payment is probable.

Litigation
On December 1, 2016, Twilio filed a patent infringement lawsuit against the Company, alleging infringement of seven patents owned by Twilio. The Company filed a motion to dismiss the complaint on January 25, 2017 for lack of patent-eligible subject matter under U.S. Code §101. On January 25, 2017, the motion to dismiss was granted in favor of the Company on four patents, leaving three patents remaining in the case. In August 2017, the Company submitted two of the remaining patents in the case for Inter Partes Review (“IPR”) by the Patent Trial and Appeal Board (“PTAB”). On March 6, 2019, the PTAB found both submitted patents unpatentable. Twilio appealed the decisions to the United States Court of Appeals for the Federal Circuit who, in June 2020, affirmed the PTAB’s IPR rulings. After the appeals were concluded and one patent remained on the case, the District Court reopened the case and decided not to stay discovery. The District Court asked the Company and Twilio to engage in mediation before December 23, 2020. On November 11, 2020, the Company and Twilio engaged in mediation and agreed to a settlement agreement with a payout from the Company to Twilio in the amount of $2.9 million paid on November 27, 2020. Further, per the settlement agreement, the Company and Twilio agreed to mutual license grants, mutual releases from any known or unknown acts of infringements, to further not challenge each other’s patents, and to terminate the outstanding action. The parties also agreed that the settlement agreement is a result of a compromise and does not constitute an admission by either party of any liability, any infringement or validity of either party’s patents. Additionally, the parties agree that money paid does not reflect a royalty payment for Twilio’s patents, but is rather to resolve the litigation. This matter is now concluded.
In the normal course of business, the Company is occasionally involved in other lawsuits, claims, and administrative proceedings. Management believes that any liability or loss associated with any other such matters which are pending, either individually or in the aggregate, will not materially affect the Company’s results of operations, cash flows or financial position. Legal fees and other costs related to litigation and other legal proceedings are expensed as incurred and are included in general and administrative expenses in the accompanying consolidated statements of operations.
Employment Contracts
The Company has entered into severance agreements with certain employees and officers, all of whom were employed at-will. As part of the negotiations of an involuntary termination, the Company may agree to pay severance payments. As of December 31, 2020, the Company had severance accruals of $0.2 million. As of December 31, 2019, the Company’s accruals for severance payments were immaterial.
Note 13.    Segment and Geographic Information
For the years ended December 31, 2020 and 2019, the Company has reported revenues and direct margin information on a segment basis. Direct margin is defined as the difference between total revenue and direct costs, which include data processing fees on public cloud platforms, data acquisition costs, and termination of communications fees. The Company has two reporting segments: Digital Identity and Communications. The Digital Identity segment provides real-time security intelligence, data and analytics on phone numbers around the world to enable greater assurance and security against fraudulent activity. The Communications segment provides phone-based verification and 2FA services that deliver a one-time passcode sent over SMS or via voice call to a mobile number, online, or mobile application based account to verify the existence of individual users on the customer’s network or platform.
The following table presents revenues by segment:
	Year Ended December 31,
	2020	2019
	(In thousands)
Communications	$287,432	$181,288
Digital Identity	26,266	18,807
Total revenue	$313,698	$200,095
The following table presents direct margin by segment:

	Year Ended December 31,
	2020	2019
	(In thousands)
Communications	$65,279	$50,492
Digital Identity	23,721	16,980
Total direct margin	$89,000	$67,472
The following table provides a reconciliation of total direct margin to income before provision for income taxes:
	Year Ended December 31,
	2020	2019
	(In thousands)
Net revenues	$310,764	$194,750
Revenues – related party	2,934	5,345
Total revenue	313,698	200,095
Direct costs of revenues	224,698	132,623
Direct margin	89,000	67,472
Indirect costs of revenues	5,136	4,423
Research and development	26,175	19,308
Sales and marketing	17,290	12,185
General and administrative	16,967	10,514
Income from operations	23,432	21,042
Other income (expense), net	38	(910)
Income before provision for income taxes	$23,470	$20,132
As of December 31, 2020 and 2019, long-lived assets including property and equipment, net and ROU assets held by the Company by geographic area were as follows:
	December 31, 2020	December 31, 2019
	(In thousands)
United States	$6,857	$7,302
United Kingdom	1,565	526
Serbia	3,752	2,958
Total Long-lived assets	$12,174	$10,786
Note 14.    Income per Share of Common Stock
The following table sets forth the calculation of basic and diluted income per share attributable to common stockholder during the periods presented:
	Year Ended December 31,
	2020	2019
Net income attributable to common stockholder (in thousands)	$18,766	$16,008
Basic and diluted weighted average shares outstanding	100	100
Basic and diluted net income per share attributable to common stockholder	$187,664.04	$160,081.74
Note 15.    Related-Party Transactions
The Company entered into an agreement (“BICS Framework Agreement”) dated December 11, 2018 with Belgacom International Carrier Services SA/NV (“BICS”), the Company’s parent and sole shareholder.

The BICS Framework Agreement, effective November 1, 2017, specifies a range of services to be exchanged between BICS and the Company, which includes among others, the provision of shared support services and the provision of SMS services from each other. BICS and the Company invoice each other for the services at cost plus a mark-up to reflect an arm’s length transaction. The Company’s cost of revenues under the arrangement were $44.7 million and $32.7 million for the years ended December 31, 2020 and 2019, respectively, and revenues were $2.9 million and $5.3 million for the years ended December 31, 2020 and 2019, respectively. The Company recognized operating expenses under the arrangement of $1.8 million and $0.2 million for the years ended December 31, 2020 and 2019, respectively. As of December 31, 2020 and 2019, the Company had a receivable of $0.3 million and $0.3 million under this arrangement, respectively, and accrued expenses and accounts payable of $5.9 million and $2.4 million under this arrangement, respectively.
The Company entered into an agreement with Proximus, the ultimate parent of the Company and sole shareholder of BICS, effective May 1, 2019. Under the agreement, Proximus agrees to provide the Company with data verification services and invoice the Company based on monthly volume to reflect an arm’s length transaction. The Company incurred no expenses under the agreement for the years ended December 31, 2020 and 2019, respectively.
Note 16.    Subsequent Events
The Company has evaluated subsequent events through January 6, 2022, which is the date the financial statements were available to be issued. The following events were identified subsequent to the balance sheet date.
Related Party Transactions
On July 30, 2021, the Company entered into a 5-year agreement with BICS to amend and restate the BICS Framework Agreement. The amended BICS Framework Agreement requires the Company to pay BICS an annual management fee of €2.7 million in lieu of the mark-up for the SMS services under the original terms. Under this strategic partnership the Company has the option but not the obligation, to use BICS as a messaging gateway based on favorable but arm’s length pricing terms. On October 12, 2021, effective January 1, 2022, the Framework Agreement was amended whereby BICS would support the Company’s voice solution offering.
On August 1, 2021, the Company entered into an agreement (“A2P Selling Customer Transfer and Collaboration Agreement”) with BICS, in which five customers that currently procure certain services from BICS will be transferred by assignment to the Company upon their consent. The Company paid BICS a one-time payment of €12.4 million for the value of the contracts transferred or pro-rated based on the final number of customers transferred. See Treasury Services Agreement discussion below for further details.
On August 23, 2021, the Company entered into an agreement (“Treasury Services Agreement”) with Proximus. The Treasury Services Agreement specifies a range of services to be provided by Proximus including a revolving credit facility (“Credit Facility”). The Credit Facility provides for a revolving line of credit of $32.0 million. Amounts outstanding under the Credit Facility accrue interest based on the EURIBOR or LIBOR rate based on the tenor of the loan. On August 26, 2021, the Company drew $15.0 million on the revolving line of credit in payment of A2P Selling Customer Transfer and Collaboration Agreement discussed above. The Treasury Services Agreement is entered into for an undefined period of time but can be terminated by either party giving a one month’s notice to the other party.
On September 30, 2021, the Company and Proximus entered into an agreement under which Proximus will run a proof of concept to determine the extent to which Proximus will purchase the Company’s services prospectively. Proximus shall pay the Company a total of $0.4 million for services under this arrangement.
On October 29, 2021, the Company and Proximus entered into a 3-year agreement (“Proximus Framework Agreement”) under which Proximus will provide administrative services to the Company at an annual fee to be set out in the appropriate services agreement.
On December 16, 2021, TeleSign entered into a business combination agreement with NAAC, under the terms of which, NAAC created wholly owned domestic subsidiaries, New Holdco and New SPAC. Pursuant to the terms of the business combination agreement, NAAC will merge with New SPAC, with

New SPAC remaining as the surviving entity and would provide all common stockholders to receive common stock of New Holdco. The transaction is expected to be completed in the second fiscal quarter of 2022, subject to, among other things, the approval by NAAC’s shareholders, satisfaction of the conditions stated in the business combination agreement and other customary closing conditions. There is no assurance that the transaction will be consummated. The transaction will be accounted for as a reverse capitalization and the Company has been determined to be the accounting acquirer.

Annex A
EXECUTION VERSION
Business Combination Agreement
Dated December 16, 2021
by and among
BICS, TORINO HOLDING CORP.,
NORTH ATLANTIC ACQUISITION CORPORATION,
NORTH ATLANTIC ACQUISITION, LLC,
and
NAAC HOLDCO, INC.

This Business Combination Agreement (this “Agreement”) is made and entered into as of December 16, 2021, by and among:
(1)
BICS, a Belgian limited liability company (société anonyme) (“Seller”);

(2)
TORINO HOLDING CORP., a Delaware corporation (the “Company”);

(3)
NORTH ATLANTIC ACQUISITION CORPORATION, a Cayman Islands exempted company (“SPAC”);

(4)
NORTH ATLANTIC ACQUISITION, LLC, a Delaware limited liability company (“New SPAC”); and

(5)
NAAC HOLDCO, INC., a Delaware corporation (“New Holdco” and together with Seller, the Company, SPAC and New SPAC, collectively, the “Parties”).

Whereas, as of the date of this Agreement, SPAC owns all of the issued and outstanding common shares of New Holdco, par value $0.01 per share (“New Holdco Common Stock”);
Whereas, as of the date of this Agreement, New Holdco owns all of the issued and outstanding limited liability company interests in New SPAC (“New SPAC Interests”);
Whereas, Seller owns all of the issued and outstanding common stock of the Company, par value $0.0001 per share (the “Company Shares”);
Whereas, immediately prior to the Share Acquisition (as defined below), SPAC and New SPAC shall enter into a plan of merger substantially in the form attached hereto as Exhibit A (the “Plan of Merger”) which shall be filed, together with certain other documents, with the Registrar of Companies of the Cayman Islands (the “Registrar”), and shall file a certificate of merger substantially in the form attached hereto as Exhibit B (the “Certificate of Merger”) with the Secretary of State of the State of Delaware, pursuant to which SPAC shall merge with and into New SPAC, with New SPAC being the surviving company in such merger (the “SPAC Merger”) in accordance with this Agreement, the Plan of Merger and the Certificate of Merger;
Whereas, immediately following the SPAC Merger, New Holdco and Seller shall consummate the Share Acquisition;
Whereas, the Board of Directors of SPAC (the “SPAC Board”) has (i) resolved to approve and authorize this Agreement and declared its advisability and approved the Transactions (including the SPAC Merger and the Share Acquisition) pursuant to this Agreement and the other transactions contemplated by this Agreement, including on behalf of New Holdco in SPAC’s capacity as the sole shareholder of New Holdco, and on behalf of New SPAC in SPAC’s capacity as sole shareholder of New Holdco, the sole member of New SPAC, and (ii) has recommended the approval and adoption of this Agreement and the Transactions by the shareholders of SPAC;
Whereas, in connection with the Closing, New Holdco and certain stockholders of New Holdco (after giving effect to the Transactions) shall enter into an Amended and Restated Registration Rights Agreement (the “Registration Rights Agreement”) substantially in the form attached hereto as Exhibit C;
Whereas, in connection with the Closing, the Company and Proximus SA/NV shall enter into a non-compete agreement (the “Proximus Non-Compete Agreement”) substantially in the form attached hereto as Exhibit D;
Whereas, Seller, the Company, Sponsor, SPAC and its officers and directors are parties to that certain Transaction Support Agreement, dated December 16, 2021 (the “Transaction Support Agreement”), providing that, among other things, (i) such parties will take certain actions in support of the Transactions and (ii) under certain circumstances, forfeit certain of their SPAC Founders Shares (as defined below) immediately prior to the SPAC Merger Effective Time;
Whereas, SPAC, concurrently with the execution and delivery of this Agreement, is entering into subscription agreements (the “Subscription Agreements”) with certain investors (the “Investors”) pursuant to which such Investors, upon the terms and subject to the conditions set forth therein, have agreed to purchase New Holdco Common Stock at a purchase price of $10.00 per share of New Holdco Common Stock in a private placement or placements (the “Private Placements”) to be consummated immediately after the SPAC Merger and concurrently with the consummation of the Share Acquisition;
Whereas, in connection with the Closing, New Holdco, Seller, and the sponsor of SPAC, NAAC Sponsor LP, a Delaware series limited liability company (“Sponsor”), and one of the Investors, SFPI SA d’intérêt public / FPIM NV van openbaar nut (“FPIM”), a limited liability company organized and existing under the laws of Belgium, shall enter into a stockholders agreement (the “Stockholders Agreement”) substantially in the form attached hereto as Exhibit E; and
Whereas, each of the Parties intends for U.S. federal income tax purposes that (i) this Agreement constitute a “plan of reorganization” within the meaning of Section 368 of the Code and Treasury Regulations promulgated thereunder, and (ii) the SPAC Merger constitutes a “reorganization” described in Section 368(a)(1)(F) of the Code (clauses (i) and (ii), collectively, the “Intended Tax Treatment”);
Now, therefore, in consideration of the foregoing and the mutual covenants and agreements herein contained, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, the Parties hereby agree as follows:
1
Definitions

1.1
Certain Definitions

For purposes of this Agreement:
“Act” means the Delaware Limited Liability Company Act, as amended from time to time;
“Action” has the meaning set forth in Section 4.9;
“Affiliate” of a specified Person means a Person who, directly or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such specified Person;
“Agreement” has the meaning set forth in the Preamble;
“Alternative Transaction” has the meaning set forth in Section 7.4.2;
“Ancillary Agreements” means the Registration Rights Agreement, the Subscription Agreements, the Proximus Non-Compete Agreement, the Stockholders Agreement and all other agreements, certificates and instruments executed and delivered by SPAC, New Holdco, New SPAC, Seller or the Company in connection with the Transactions and specifically contemplated by this Agreement;
“Anti-Corruption Laws” means (i) the U.S. Foreign Corrupt Practices Act of 1977, (ii) the UK Bribery Act 2010, (iii) anti-bribery legislation promulgated by the European Union and implemented by its member states, (iv) legislation adopted in furtherance of the OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions, and (v) similar legislation applicable to the Company or any Company Subsidiary from time to time;
“Antitrust Laws” has the meaning set forth in Section 7.14.1;
“Asset Credit Support” means all security, collateral, surety bonds, guarantees and letters of credit issued, procured or provided, directly or indirectly, by or for the account of the Company or any Affiliate thereof (other than a Company Group Member), as well as any indemnity, payment or other similar obligation to a third party incurred by or for the account of the Company or any Affiliate thereof (other than a Company Group Member) for the benefit of any Company Group Member;
“Available Cash” shall equal, as of the Closing, the amount of funds contained in the Trust Account (net of the SPAC Shareholder Redemption Amount) plus the amount of Available Financing Proceeds;
“Available Financing Proceeds” shall equal, as of the Closing, the net cash proceeds to New Holdco resulting from the Subscription Agreements;

“Blue Sky Laws” has the meaning set forth in Section 3.3.2;
“Business Day” means any day on which the principal offices of the SEC in Washington, D.C. are open to accept filings and on which banks are not required or authorized to close in the City of New York in the United States of America, the Cayman Islands, and Belgium; provided that banks shall not be deemed to be authorized or obligated to be closed due to a “shelter in place,” “non-essential employee” or similar closure of physical branch locations at the direction of any Governmental Authority if such banks’ electronic funds transfer systems (including for wire transfers) are open for use by customers on such day;
“Business IT” means all Information Technology which is owned or used by the Company;
“Business Systems” means all Software, computer hardware (whether general or special purpose), electronic data processors, databases, communications, telecommunications, networks, interfaces, platforms, servers, peripherals, and computer systems, including any outsourced systems and processes, and any Software and systems provided via the cloud or “as a service”, that are owned or used in the conduct of the business of the Company or any Company Subsidiaries;
“Cash Consideration” means an amount equal to $1,000;
“Cayman Islands Companies Act” has the meaning set forth in Section 2.1.1(i);
“Certificate of Merger” has the meaning set forth in the Recitals;
“Closing” has the meaning set forth in Section 2.3.1;
“Closing Date” has the meaning set forth in Section 2.3.1;
“Code” means the United States Internal Revenue Code of 1986, as amended;
“Company” has the meaning set forth in the Preamble;
“Company D&O Insurance” has the meaning set forth in Section 7.6.2;
“Company Disclosure Schedule” has the meaning set forth in Article 4;
“Company Equity Value” means $1,300,000,000 minus the amount of Leakage, if any, occurring between October 1, 2021 (included) and the Closing Date (included) as set forth in the Leakage Certificate;
“Company Group Member” means the Company and each Company Subsidiary;
“Company IP” means, collectively, all Company-Owned IP and Company-Licensed IP;
“Company IRS Notice” has the meaning set forth in Section 2.3.3(i)(c);
“Company-Licensed IP” means all Intellectual Property rights owned or purported to be owned by a third party and licensed to the Company or any Company Subsidiary or to which the Company or any Company Subsidiary otherwise has a right to use;
“Company Material Adverse Effect” means any event, circumstance, change or effect (collectively “Effect”) that, individually or in the aggregate with all other Effects, (i) has had a material adverse effect on the business, condition (financial or otherwise), assets, liabilities or results of operations of the Company and the Company Subsidiaries taken as a whole, or (ii) would reasonably be expected to prevent, materially delay or materially impede the performance by the Company of its obligations under this Agreement or the consummation of the Transactions; provided, however, that none of the following shall be deemed to constitute, alone or in combination, or be taken into account in the determination of whether, there is, has been or will be a Company Material Adverse Effect: (a) any change or proposed change in or change in the interpretation of GAAP or of any Law applicable to the Company including any COVID-19 Measures; (b) events or conditions generally affecting the industries or geographic areas in which the Company and the Company Subsidiaries operate; (c) any downturn in general economic conditions, including changes in the credit, debt, securities, financial or capital markets

(including changes in interest or exchange rates, prices of any security or market index or commodity or any disruption of such markets); (d) any geopolitical conditions, outbreak of hostilities, acts of war, sabotage, cyberterrorism, terrorism, military actions, earthquakes, volcanic activity, hurricanes, tsunamis, tornadoes, floods, mudslides, wild fires or other natural disasters, weather conditions, epidemics, pandemics and other force majeure events; (e) any actions taken or not taken by the Company or the Company Subsidiaries as required by this Agreement or any Ancillary Agreement, (f) any Effect attributable to the announcement or execution, pendency, negotiation or consummation of the Transactions (including the impact thereof on relationships with customers, suppliers, employees or Governmental Authorities) (provided that this clause (f) shall not apply to any representation or warranty to the extent the purpose of such representation or warranty is to address the consequences resulting from this Agreement or the consummation of the transactions contemplated hereby), (g) any failure to meet any projections, forecasts, guidance, estimates, milestones, budgets or financial or operating predictions of revenue, earnings, cash flow or cash position, provided that this clause (g) shall not prevent a determination that any Effect underlying such failure has resulted in a Company Material Adverse Effect, or (h) any actions taken, or failures to take action, or such other Effects, in each case, which SPAC, New SPAC or New Holdco has requested in writing or to which it has consented in writing, except in the cases of clauses (a) through (d), to the extent that the Company and the Company Subsidiaries, taken as a whole, are materially disproportionately affected thereby as compared with other participants in the industries in which the Company and the Company Subsidiaries operate;
“Company-Owned IP” means all Intellectual Property rights owned or purported to be owned by the Company or any Company Subsidiary;
“Company Permits” has the meaning set forth in Section 4.6;
“Company Shares” has the meaning set forth in the Recitals;
“Company Subsidiary” means each Subsidiary of the Company;
“Company Transaction Expenses” means all fees and expenses incurred in connection with, or otherwise related to, the Transactions, the negotiation and preparation of this Agreement and the other documents contemplated hereby and the performance and compliance with all agreements and conditions contained herein and therein, including the fees, expenses and disbursements of legal counsel, auditors and accountants, due diligence expenses, advisory and consulting fees (including financial advisors) and expenses, and other third-party fees, in each case, of the Seller, the Company Group Members or their respective Affiliates, and any transaction, change-in-control, retention or similar payments to Company employees or service providers (together with the employer portion of any payroll or employment taxes). For the avoidance of doubt, the Parties expressly acknowledge and agree that the fees and expenses set forth on Section 1.1(a) of the Company Disclosure Schedule shall constitute Company Transaction Expenses;
“Confidential Information” means any information, knowledge or data concerning the businesses or affairs of (i) the Company or the Company Subsidiaries that is not already generally available to the public, or (ii) any Suppliers or customers of the Company or any Company Subsidiaries that is protected by any written confidentiality agreements with the Company or any Company Subsidiaries;
“Confidentiality Agreement” has the meaning set forth in Section 7.3.2;
“Continuing Employees” has the meaning set forth in Section 7.5.1;
“Contracting Parties” has the meaning set forth in Section 10.11;
“control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, or as trustee or executor, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, as trustee or executor, by contract or otherwise;
“COVID-19 Measures” means (i) changes or proposed changes of Laws or regulations or (ii) any quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shut down, closure,

sequester, safety or similar Law, directive, guidelines or recommendations promulgated by any Governmental Authority, including the Centers for Disease Control and Prevention, the relevant Belgian or Serbian federal, national and/or regional authorities and the World Health Organization, in each case, in connection with or in response to the COVID-19 pandemic;
“Data Protection Authority” means any body responsible for enforcing Data Protection Legislation;
“Data Protection Legislation” means applicable laws, rules, and regulations pertaining to data protection, data privacy, data security, data breach, anti-spam, consumer protection, and cybersecurity, including, in particular, the following regulations: (i) national Laws implementing the Directive on Privacy and Electronic Communications (2002/58/EC); (ii) the General Data Protection Regulation (2016/679) and any national Law issued under that regulation; (iii) data protection legislation (as defined in the UK Data Protection Act 2018) and the Privacy and Electronic Communications (EC Directive) Regulations 2003; (iv) the California Consumer Privacy Act; (v) Lei General de Protecao de Dados; (vi) the Personal Information Protection and Electronic Documents Act; (vii) Serbian Law on Personal Data Protection (ZZPL); and all equivalent Laws of any other jurisdiction;
“Deferred Underwriting Fees” means the amount of deferred underwriting fees held in the Trust Account in connection with SPAC’s initial public offering payable to the underwriters upon consummation of a business combination;
“Effect” has the meaning set forth in the definition of “Company Material Adverse Effect”;
“Emergency Actions” means any action (or omission) as being required on short notice for the prevention of danger or damage to any Person or any asset or property;
“Employee Benefit Plan” means any plan that is an “employee benefit plan” as defined in Section 3(3) of ERISA, any bonus, commission, stock option, stock purchase, restricted stock, phantom stock, other equity-based compensation arrangement, performance award, incentive, deferred compensation, retiree medical or life insurance, death or disability benefit, health or welfare, retirement, supplemental retirement, severance, retention, change in control, employment, consulting, fringe benefit, sick pay and vacation plans or arrangements or other employee benefit plans, programs or arrangements, whether written or unwritten;
“Environmental Laws” means any applicable Laws relating to: (i) releases or threatened releases of, or exposure of any Person to, Hazardous Substances or materials containing Hazardous Substances; (ii) the manufacture, handling, transport, use, treatment, storage or disposal of Hazardous Substances or materials containing Hazardous Substances; or (iii) pollution or protection of the environment, natural resources or human health and safety;
“Equity Interests” means (i) in the case of a corporation, any and all shares (however designated) of capital stock, (ii) in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of capital stock, (iii) in the case of a partnership or limited liability company, any and all partnership or membership interests (whether general or limited) or units (whether common or preferred), (iv) in any case, any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person, and (v) in any case, any right to acquire any of the foregoing;
“ERISA” means the Employee Retirement Income Security Act of 1974, as amended;
“ERISA Affiliate” means any entity that together with the Company would be deemed a “single employer” for purposes of Section 4001(b)(1) of ERISA and/or Sections 414(b), (c) and/or (m) of the Code;
“Exchange Act” has the meaning set forth in Section 3.3.2;
“Exchange Agent” has the meaning set forth in Section 2.4.1;

“Ex-Im Laws” means all applicable Laws relating to export, re-export, transfer, and import controls, including the U.S. Export Administration Regulations, the customs and import Laws administered by U.S. Customs and Border Protection, and the EU Dual Use Regulation;
“Foreign Investment Laws” has the meaning set forth in Section 7.14.3;
“FPIM” has the meaning set forth in the Recitals;
“GAAP” means generally accepted accounting principles as in effect in the United States from time to time;
“Governing Law” has the meaning set forth in Section 10.6.
“Governmental Authority” has the meaning set forth in Section 3.3.2;
“Government Official” has the meaning set forth in Section 4.20.2;
“Hazardous Substance(s)” means (i) those substances defined in or regulated under Environmental Laws as “toxic,” “hazardous” or “radioactive” or as a “pollutant” or “contaminant” or words of similar meaning or effect, or for which liability or standards of conduct may be imposed under any Environmental Law, (ii) petroleum and petroleum products, including crude oil and any fractions thereof, (iii) natural gas, synthetic gas, and any mixtures thereof, (iv) polychlorinated biphenyls, per- and polyfluoroalkyl substances, asbestos and radon, and (v) any substance, material or waste regulated by any Governmental Authority pursuant to any Environmental Law;
“Health Plan” has the meaning set forth in Section 4.10.9;
“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended;
“Indebtedness” means, with respect to any Person, all obligations and liabilities of such Person (i) for borrowed money, or evidenced by notes, bonds, debentures or similar instruments (including the outstanding principal amount thereof, plus any related interest, fees, expenses and prepayment premiums or penalties created, issued, or incurred in respect thereof), (ii) in respect of “earn-out” obligations and other obligations for the deferred purchase price of property, goods or services, (iii) for any indebtedness evidenced by any letter of credit, performance bond, surety bond, bank guarantees or similar instrument to the extent drawn or called, (iv) under capital leases, (v) with respect to net cash payment obligations under swaps, options, derivatives and other hedging agreements or arrangements that will be payable upon termination thereof (assuming they were terminated as of such date), (vi) for deferred revenues, (vii) under existing pension programs, (viii) in respect of dividend payable balances, or (ix) in the nature of guarantees of or pledges and grants of security interests with respect to the obligations and liabilities described in clauses (i) through (viii) above of any other Person;
“Information Technology” means computer systems, communication systems, software, hardware and related services;
“Insurance Policies” has the meaning set forth in Section 4.18.1;
“Intellectual Property” means (i) patents, patent applications and patent disclosures, together with all reissues, continuations, continuations-in-part, divisionals, revisions, extensions or reexaminations thereof, (ii) trademarks and service marks, trade dress, logos, trade names, corporate names, brands, slogans, and other source identifiers together with all translations, adaptations, derivations, combinations and other variants of the foregoing, and all applications, registrations, and renewals in connection therewith, together with all of the goodwill associated with the foregoing, (iii) copyrights, and other works of authorship (whether or not copyrightable), and moral rights, and registrations and applications for registration, renewals and extensions thereof, (iv) trade secrets, know-how (including ideas, formulas, compositions, inventions (whether or not patentable or reduced to practice)), and database rights, (v) Internet domain names and social media accounts, (vi) rights of privacy and publicity and all other intellectual property or proprietary rights of any kind or description, (vii) copies and tangible embodiments of any of the foregoing, in whatever form or medium, and (viii) all legal rights arising from clauses (i) through (vii) above, including the right to prosecute, enforce and perfect such interests and rights to sue, oppose, cancel, interfere, enjoin and collect damages based upon such interests, including such rights based on past infringement, if any, in connection with any of the foregoing;
“Intended Tax Treatment” has the meaning set forth in the Recitals;
“Interim Financial Information” has the meaning set forth in Section 4.7.2;
“Investors” has the meaning set forth in the Recitals;
“IRS” has the meaning set forth in Section 2.3.4(i)(c);
“knowledge” or “to the knowledge” of a Person shall mean in the case of the Company, the actual knowledge of the Persons listed on Section 1 of the Company Disclosure Schedules after reasonable inquiry, and in the case of SPAC, the actual knowledge of the Persons listed on Section 1 of the SPAC Disclosure Schedules after reasonable inquiry;
“Law” means any federal, national, state, county, municipal, provincial, local, foreign or multinational, statute, constitution, common law, ordinance, code, decree, order, judgment, rule, regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Authority;
“Leakage” means, except in the Ordinary Course and except for Permitted Leakage, (a) any dividend, interim dividend or distribution of profits, reserves, premiums or assets or any other distribution (whether in cash or in kind) declared, authorized, paid, made, agreed or obligated to be made by the Company or any Company Subsidiary to or for the benefit of the stockholders of any Company or any Affiliate of the stockholders of any Company, (b) any management, service, license or other similar charges or fees or compensation; (including out of Ordinary Course directors’ fees and any monitoring fees) paid by any Company or any Company Subsidiary to, on behalf of, or for the benefit of any stockholder(s) of the Company or any Affiliate of any stockholder(s) of the Company, (c) any return of capital (whether by reduction of capital or redemption or purchase of shares or otherwise) by any Company or any Company Subsidiary or any amount payable on the repurchase, repayment, redemption, reduction or cancellation of any share capital, loan capital or other securities of any Company or any Company Subsidiary (to the extent applicable, including both principal and interest elements), in each case, to or for the benefit of any stockholder(s) of any Company or any Affiliate of any stockholder(s) of any Company, (d) any forgiveness, waiver or release by any Company or any Company Subsidiary of any amount or obligation owed or due to any Company or any Company Subsidiary from any stockholder(s) of any Company or any Affiliate of any stockholder(s) of any Company, (e) any payment of any costs, bonuses, compensation or other sums including transaction bonus, retention bonus, equity incentive or similar payment to any director, officer, employee or other natural person serving as a consultant of a Company or any Company Subsidiary by any Company or any Company Subsidiary, triggered by or upon, the execution of this Agreement or the Ancillary Agreements or the consummation of the Transactions (including any applicable employer portion of all Taxes and/or social charges incurred or to be incurred in relation to such payments), (f) any assumption or discharge by any Company or any Company Subsidiary of any liability (including in relation to any recharging of costs of any kind) on behalf of or for the benefit of any stockholder(s) of any Company or any Affiliate of any stockholder(s) of any Company, (g) any guarantee (including via any encumbrance made, created or granted over the assets of any Company or any Company Subsidiary), indemnity or security provided by any Company or any Company Subsidiary in respect of the obligations or liabilities of any stockholder(s) of any Company or any Affiliate of any stockholder(s) of any Company (that is not released effective as of Closing), (h) any transfer or disposal or pledge of any asset to any stockholder(s) of any Company or any Affiliate of any stockholder(s) of any Company, (i) any acquisition of any asset from any stockholder(s) of any Company or any Affiliate of any stockholder(s) of any Company, (j) any payment by any Company or any Company Subsidiary of any Taxes imposed on any stockholder(s) of any Company or any Affiliate of any stockholder(s) of any Company (other than any Taxes for which any Company or any Company Subsidiary are directly liable to a Taxing Authority), or any agreement or obligation of any Company or any Company Subsidiary to make such payment, (k) any payment by any Company or any Company Subsidiary of any personal expenses or any gift or other gratuitous payment to or of any stockholder(s) of any Company or any

Affiliate of any stockholder(s) of any Company, (l) any agreement or undertaking by any Company or any Company Subsidiary to do or give effect to any of the matters set forth in clauses (a) through (k) above, (m) any Tax paid, becoming payable by, or imposed on any Company or any Company Subsidiary, in each case as a result of any of the transactions or actions described in clauses (a) through (k) above, provided that each of the foregoing clauses (a) through (m) above shall be reduced by any Tax benefit realized or expected to be realized in respect of any Leakage by the Company or any Company Subsidiary;
“Leakage Certificate” means a certificate executed by the Chief Financial Officer of the Seller in accordance with Section 2.3.6, certifying that there has been no Leakage (or setting forth any such Leakage that has occurred, including the amount thereof), during the period of time between October 1, 2021 (included) and the Closing (included);
“Lease” has the meaning set forth in Section 4.12.2;
“Lease Documents” has the meaning set forth in Section 4.12.2;
“Leased Real Property” means the real property leased by the Company or Company Subsidiaries as tenant, together with, to the extent leased by the Company or Company Subsidiaries, all buildings and other structures, facilities or improvements located thereon and all easements, licenses, rights and appurtenances of the Company or Company Subsidiaries relating to the foregoing;
“Letter of Transmittal” has the meaning set forth in Section 2.4.2;
“Lien” means any lien, security interest, mortgage, pledge, adverse claim or other encumbrance of any kind that secures the payment or performance of an obligation (other than those created under applicable securities laws);
“Lookback Date” means the date that is two years prior to the date hereof;
“Material Contracts” has the meaning set forth in Section 4.17.1;
“Nasdaq” means the Nasdaq Capital Market, the Nasdaq Global Market or the Nasdaq Global Select Market, as may be applicable;
“New EIP” has the meaning set forth in Section 7.5.2;
“New Holdco” has the meaning set forth in the Preamble;
“New Holdco Common Stock” has the meaning set forth in the Recitals;
“New Holdco Founder Warrant” has the meaning set forth in Section 2.1.3(v);
“New Holdco Public Warrant” has the meaning set forth in Section 2.1.3(i);
“New SPAC” has the meaning set forth in the Preamble;
“New SPAC Interests” has the meaning set forth in the Recitals;
“Nonparty Affiliates” has the meaning set forth in Section 10.11;
“NSIA” has the meaning set forth in Section 3.3.2;
“NSIA Approval” means, if the Parties, acting reasonably, have agreed that a mandatory notification is required under the NSIA, and a notification has been filed with the Secretary of State for Business, Energy and Industrial Strategy (the “Secretary of State”) pursuant to Section 7.14.3, such notification shall have been accepted by the Secretary of State and:
(a)
the Secretary of State shall have confirmed before the end of the NSIA review period that no further action will be taken in relation to the Transactions;

(b)
if the Secretary of State shall have issued a call-in notice pursuant to the NSIA in relation to the Transactions, the Parties shall have received confirmation that the Secretary of State will take no further action under the NSIA in relation to the call-in notice and the Transactions; or

(c)
the Secretary of State shall have made a final order in relation to the Transactions (and, to the extent relevant, all conditions or obligations contained in such an order necessary for completion of the Transactions shall been satisfied or complied with or any restriction preventing completion shall have been lifted or released).

“Open Source Software” means any Software in source code form that is licensed pursuant to (i) any license that is a license now or in the future approved by the open source initiative and listed at http://www.opensource.org/licenses, which licenses include all versions of the GNU General Public License (GPL), the GNU Lesser General Public License (LGPL), the GNU Affero GPL, the MIT license, the Eclipse Public License, the Common Public License, the CDDL, the Mozilla Public License (MPL), the Artistic License, the Netscape Public License, the Sun Community Source License (SCSL), and the Sun Industry Standards License (SISL), (ii) any license to Software that is considered “free” or “open source software” by the open source foundation or the free software foundation, or (iii) any Reciprocal License;
“Ordinary Course” means, with respect to any Person, the ordinary course of business consistent with such Person’s past custom and practice; provided that actions taken (or omitted) in response to a condition or conditions arising from the COVID-19 pandemic, including as a result of actions of governmental entities taken in connection with the pandemic shall be deemed ordinary course of business;
“Ordinary Resolution Proposals” has the meaning set forth in Section 7.2;
“Other Approval” has the meaning set forth in Section 7.14.2(ii);
“Outside Date” has the meaning set forth in Section 9.1.2;
“Parties” has the meaning set forth in the Preamble;
“PCAOB” means the Public Company Accounting Oversight Board and any division or subdivision thereof.
“Permitted Leakage” means each and any of the following:
(a)
any Leakage in relation to the matters set forth in Section 1.1(b) of the Company Disclosure Schedules;

(b)
any Leakage which is on arm’s length terms as between the Company and/or Company Subsidiaries and the Seller and/or any Affiliate thereof;

(c)
any Leakage which has been specifically accrued or provided for in the Interim Financial Information;

(d)
Company Transaction Expenses;

(e)
waivers, deferrals and other similar adjustments relating to (traffic) reconciliation following delivery of invoices/services consistent with customary practices;

(f)
any payments in respect of salaries, directors’ fees, pension contributions, expenses or bonuses made to, or in respect of services provided by, employees, workers, directors, officers or consultants of the Company or any of the Company Subsidiaries which are made (or to be made) by the Company or any of the Subsidiaries in the ordinary course of business and in accordance with the terms of the related employment or service contract or other arrangement; as well as the accelerated vesting of employees’ existing long term bonuses as may be decided upon Closing; and

(g)
any Leakage which is (i) expressly contemplated by any other provision of this Agreement and contemplated restructuring steps, or any Ancillary Agreement or (ii) SPAC has expressly approved in writing.

“Permitted Liens” means (i) such imperfections of title, easements, encumbrances, Liens or restrictions that do not materially impair the current use of the Company’s or any Company Subsidiary’s assets that are subject thereto, (ii) materialmen’s, mechanics’, carriers’, workmen’s, warehousemen’s, repairmen’s, landlord’s and other similar Liens arising in the Ordinary Course, or deposits to obtain the release of such Liens, (iii) Liens for Taxes not yet due and delinquent or, if delinquent, being contested in good faith and for which appropriate reserves have been made in accordance with GAAP, (iv) zoning, entitlement, conservation restriction and other land use and environmental regulations promulgated by Governmental Authorities, (v) revocable, non-exclusive licenses (or sublicenses) of Company-Owned IP granted in the Ordinary Course, (vi) non-monetary Liens, encumbrances and restrictions on real property (including easements, covenants, rights of way and similar restrictions of record) that do not materially interfere with the present uses of such real property, (vii) Liens identified in the Interim Financial Information, and (viii) Liens on leases, subleases, easements, licenses, rights of use, rights to access and rights of way arising from the provisions of such agreements or benefiting or created by any superior estate, right or interest;
“Person” means an individual, corporation, partnership, limited partnership, limited liability company, syndicate, person (including, without limitation, a “person” as defined in Section 13(d)(3) of the Exchange Act), trust, association or entity or government, political subdivision, agency or instrumentality of a government;
“Personal Data” means any information or data relating to a natural person who is or can reasonably be identified, directly or indirectly, by that information or data, including by reference to an identifier such as a name, an identification number, location data, an online identifier, financial information, credit or payment card information, or to one or more factors specific to the physical, physiological, genetic, mental, economic, cultural or social identity of that person, and when referring to Data Protection Legislation, has the same meaning as the similar or equivalent term defined thereunder;
“Plan of Merger” has the meaning set forth in the Recitals;
“Plans” has the meaning set forth in Section 4.10.1;
“PPACA” has the meaning set forth in Section 4.10.9;
“PRC National Security Approval” means, if Seller and SPAC, acting reasonably, have agreed that a mandatory filing is required under one or more of the PRC National Security Laws, and each such filing has been filed with the relevant Governmental Authorities pursuant to Section 7.14.3, that each such filing shall have been accepted by the relevant Governmental Authorities and, for each such filing, the relevant Governmental Authority with which the filing was made shall have either (a) cleared the Transactions, either unconditionally or with conditions reasonably acceptable to Seller and SPAC, or (b) shall not, within the period allowed under the applicable PRC National Security Laws, have announced or notified the Seller and SPAC of any decision to suspend or prohibit the Transactions.
“PRC National Security Laws” has the meaning set forth in Section 3.3.2;
“Private Placements” has the meaning set forth in the Recitals;
“Products” mean any products or services, developed, manufactured, performed, out-licensed, sold, distributed, offered or otherwise made available by or on behalf of any Company Group Member, or from which any Company Group Member has derived previously, is currently deriving or is scheduled to derive, revenue from the sale or provision thereof;
“Proximus Non-Compete Agreement” has the meaning set forth in the Recitals;
“Purchased Shares” has the meaning set forth in Section 2.2;
“Reciprocal License” means a license of an item of Software that requires or that conditions any rights granted in such license upon (i) the disclosure, distribution or licensing of any other Software (other than such item of Software as provided by a third party in its unmodified form), (ii) a requirement that any disclosure, distribution or licensing of any other Software (other than such item of Software in its unmodified form) be at no charge, (iii) a requirement that any other licensee of the Software be permitted to access the source code of, modify, make derivative works of, or reverse-engineer any such other Software, (iv) a requirement that such other Software be redistributable by other licensees, or (v) the grant of any patent rights (other than patent rights in such item of Software), including non-assertion or patent license obligations (other than patent obligations relating to the use of such item of Software);
“Redemption Rights” means the redemption rights provided for in Sections 8.1 and 49 of the SPAC Articles of Association;
“Registered Intellectual Property” means all Intellectual Property that is the subject of registration (or an application for registration), including domain names;
“Registrar” has the meaning set forth in the Recitals;
“Registration Rights Agreement” has the meaning set forth in the Recitals;
“Registration Statement / Proxy Statement” has the meaning set forth in Section 7.1.1;
“Released Claims” has the meaning set forth in Section 6.3.
“Remedies Exceptions” has the meaning set forth in Section 3.2;
“Representatives” has the meaning set forth in Section 7.3.1;
“Sanctioned Country” means, at any time, a country, region or territory which is itself the subject or target of any Sanctions (for example, Crimea, Cuba, Iran, North Korea and Syria);
“Sanctioned Person” means, at any time, any Person (i) listed on any Sanctions-related list of designated or blocked Persons, (ii) the government of, resident in, or organized under the Laws of a country or territory that is the subject of comprehensive restrictive Sanctions from time to time (which includes, as of the date of this Agreement, Cuba, Iran, North Korea, Syria, and the Crimea region), or (iii) majority-owned or controlled by any of the foregoing;
“Sanctions” means those trade, economic and financial sanctions Laws, regulations, embargoes, and restrictive measures administered or enforced by (i) the United States (including, without limitation, the U.S. Treasury Office of Foreign Assets Control), (ii) the European Union and enforced by its member states, (iii) the United Nations, (iv) the UK’s Office of Foreign Sanctions Implementation (OFSI), or (v) any other similar Governmental Authority with jurisdiction over the Company or any Company Subsidiary from time to time;
“SEC” has the meaning set forth in Section 5.7.1;
“Secretary of State” has the meaning set forth in the definition of NSIA Approval;
“Securities Act” has the meaning set forth in Section 3.3.2;
“Security Breach” means a breach of security leading to the unauthorized access to or acquisition of Personal Data, including ransomware attack or malware intrusion;
“Seller” has the meaning set forth in the Preamble;
“Seller Disclosure Schedule” has the meaning set forth in Article 3;
“Share Acquisition” has the meaning set forth in Section 2.2;
“Share Consideration” has the meaning set forth in Section 2.2;
“Software” means all computer software (in object code or source code format), and related documentation and materials;
“SPAC” has the meaning set forth in the Preamble;
“SPAC Articles of Association” means the Amended and Restated Memorandum and Articles of Association of SPAC adopted by special resolution dated January 21, 2021 and effective on January 21, 2021;

“SPAC Board” has the meaning set forth in the Recitals;
“SPAC Board Recommendation” has the meaning set forth in Section 7.2;
“SPAC Class A Ordinary Shares” means SPAC Class A ordinary shares, par value $0.0001 per share;
“SPAC D&O Insurance” has the meaning set forth in Section 7.6.3;
“SPAC Disclosure Schedule” has the meaning set forth in Article 5;
“SPAC Founders Shares” means SPAC’s Class B ordinary shares, par value $0.0001 per share;
“SPAC Founder Warrants” means whole redeemable warrants to purchase SPAC Class A Ordinary Shares issued pursuant to that certain Private Placement Warrants Purchase Agreement, dated as of January 21, 2021, by and between SPAC and Sponsor;
“SPAC Material Adverse Effect” means any Effect that, individually or in the aggregate with all other Effects, (i) has had a material adverse effect on the business, condition (financial or otherwise), assets, liabilities or results of operations of SPAC, or (ii) would reasonably be expected to prevent, materially delay or materially impede the performance by SPAC, New Holdco or New SPAC of their respective obligations under this Agreement or the consummation of the Transactions; provided, however, that none of the following shall be deemed to constitute, alone or in combination, or be taken into account in the determination of whether, there has been or will be a SPAC Material Adverse Effect: (a) any change or proposed change in or change in the interpretation of GAAP or any Law applicable to SPAC including any COVID-19 Measures; (b) events or conditions generally affecting the industries or geographic areas in which SPAC operates; (c) any downturn in general economic conditions, including changes in the credit, debt, securities, financial or capital markets (including changes in interest or exchange rates, prices of any security or market index or commodity or any disruption of such markets); (d) any geopolitical conditions, outbreak of hostilities, acts of war, sabotage, cyberterrorism, terrorism, military actions, earthquakes, volcanic activity, hurricanes, tsunamis, tornadoes, floods, mudslides, wild fires or other natural disasters, weather conditions, epidemics, pandemics and other force majeure events; (e) any actions taken or not taken by SPAC as required by this Agreement or any Ancillary Agreement; (f) any Effect attributable to the announcement or execution, pendency, negotiation or consummation of the Transactions (including the impact thereof on relationships with Governmental Authorities) (provided that this clause (f) shall not apply to any representation or warranty to the extent the purpose of such representation or warranty is to address the consequences resulting from this Agreement or the consummation of the transactions contemplated hereby); (g) any failure to meet any projections, forecasts, guidance, estimates, milestones, budgets or financial or operating predictions of revenue, earnings, cash flow or cash position, provided that this clause (g) shall not prevent a determination that any Effect underlying such failure has resulted in a SPAC Material Adverse Effect; or (h) any actions taken, or failures to take action, or such other Effects, in each case, which the Seller or Company has requested in writing or to which it has consented in writing or which actions are contemplated by this Agreement, except in the cases of clauses (a) through (f) above, to the extent that SPAC is materially disproportionately affected thereby as compared with other participants in the industry in which SPAC operates;
“SPAC Merger” has the meaning set forth in the Recitals;
“SPAC Merger Documents” has the meaning set forth in Section 2.1.1;
“SPAC Merger Effective Time” has the meaning set forth in Section 2.1.2;
“SPAC Ordinary Shares” means SPAC’s Class A Ordinary Shares and the SPAC Founders Shares;
“SPAC Organizational Documents” means the organizational documents of SPAC (including the SPAC Articles of Association and Trust Agreement), New Holdco and New SPAC, in each case as amended, modified or supplemented from time to time;
“SPAC Parties” means SPAC, New Holdco and New SPAC.
“SPAC Preferred Shares” has the meaning set forth in Section 5.3.1;

“SPAC Public Warrants” means whole redeemable warrants to purchase SPAC Class A Ordinary Shares issued as a component of the units issued in SPAC’s initial public offering, with each unit issued therein including one-third of such a warrant;
“SPAC SEC Reports” has the meaning set forth in Section 5.7.1;
“SPAC Securities” has the meaning set forth in Section 2.1.3;
“SPAC Shareholder Approval” has the meaning set forth in Section 5.10.2;
“SPAC Shareholder Redemption Amount” means the aggregate amount of cash proceeds required to satisfy any exercise by shareholders of SPAC of the Redemption Rights;
“SPAC Shareholders’ Meeting” has the meaning set forth in Section 7.2;
“SPAC Transaction Expenses” means all fees and expenses incurred in connection with, or otherwise related to, the Transactions, the negotiation and preparation of this Agreement and the other documents contemplated hereby and the performance and compliance with all agreements and conditions contained herein and therein, including the fees, expenses and disbursements of legal counsel, auditors and accountants, due diligence expenses, advisory and consulting fees and expenses, other third-party fees and any Deferred Underwriting Fees, in each case of SPAC, New Holdco or any of their respective Subsidiaries. For the avoidance of doubt, the Parties expressly acknowledge and agree that the fees and expenses set forth on Section 1.1 of the SPAC Disclosure Schedule shall constitute SPAC Transaction Expenses;
“SPAC Units” means one (1) SPAC Class A Ordinary Share and one-third of one (1) SPAC Public Warrant;
“SPAC Warrant Agreement” means that certain warrant agreement dated October 9, 2020 by and between SPAC and Continental Stock Transfer & Trust Company;
“SPAC Warrants” means the SPAC Public Warrants and the SPAC Founder Warrants, each being whole warrants to purchase SPAC Class A Ordinary Shares as contemplated under the SPAC Warrant Agreement, with each whole warrant exercisable for one (1) SPAC Class A Ordinary Share at an exercise price of $11.50;
“Special Resolution Proposal” has the meaning set forth in Section 7.2;
“Sponsor” has the meaning set forth in the Recitals;
“Stockholders Agreement” has the meaning set forth in the Recitals;
“Subscription Agreements” has the meaning set forth in the Recitals;
“Subsidiary” or “Subsidiaries” of any Person means, with respect to such Person, any Affiliate controlled by such Person, directly or indirectly, through one or more intermediaries;
“Supplier” means any Person that supplies inventory or other materials or personal property, components, or other goods or services (including, design, development and manufacturing services) that comprise or are utilized in, including in connection with the design, development, manufacture or sale of, the Products of the Company Group Members;
“Tax” or “Taxes” means any and all taxes, withholding taxes, duties, levies or other assessments or charges, in each case in the nature of taxes imposed by any Governmental Authority, including any income, estimated, business, occupation, corporate, capital, gross receipts, transfer, stamp, registration, employment, payroll, unemployment, withholding, occupancy, escheat, license, severance, capital, production, ad valorem, excise, windfall profits, customs duties, real property, personal property, sales, use, turnover, value added and franchise taxes, whether disputed or not, together with all interest, penalties, and additions to tax or imposed with respect thereto;
“Taxing Authority” means, with respect to any Tax, the Governmental Authority or political subdivision thereof that imposes, assesses, collects, or determines such Tax, and the agency (if any) charged with the imposition, assessment, collection or determination of such Tax for such authority or subdivision, including any Governmental Authority or agency that imposes, or is charged with collecting, assessing or determining, social security or similar charges or premiums;
“Tax Return” means any return, declaration, form, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto and any amendment thereof, in each case, provided, filed or submitted, or required to be provided, filed or submitted, to a Taxing Authority;
“Terminating Company Breach” has the meaning set forth in Section 9.1.5;
“Terminating SPAC Breach” has the meaning set forth in Section 9.1.6;
“Transaction Documents” means this Agreement, including all Schedules and Exhibits hereto, the Company Disclosure Schedule, the Ancillary Agreements, and all other agreements, certificates and instruments executed and delivered by SPAC, New Holdco, New SPAC, Seller or the Company in connection with the Transactions and specifically contemplated by this Agreement;
“Transaction Proposals” has the meaning set forth in Section 7.2;
“Transactions” means the SPAC Merger, Share Acquisition and the other transactions contemplated by this Agreement and the Transaction Documents;
“Transaction Support Agreement” has the meaning set forth in the Recitals;
“Transfer Tax” means any sales, use, value-added, business, goods and services, transfer (including any stamp duty or other similar Tax chargeable in respect of any instrument transferring property), documentary, conveyancing or similar Tax or expense or any recording fee, in each case that is imposed as a result of the Transactions, together with any penalty, interest and addition to any such item with respect to such item; provided, however, for the avoidance of doubt, the term Transfer Tax shall not include any income Tax or similar Tax imposed on any direct or indirect equityholder of Seller, the Company or any Company Subsidiary;
“Treasury Regulations” means the United States Treasury regulations issued pursuant to the Code;
“Trust Account” has the meaning set forth in Section 5.13;
“Trust Agreement” has the meaning set forth in Section 5.13;
“Trustee” has the meaning set forth in Section 5.13;
“Trust Fund” has the meaning set forth in Section 5.13;
“Unaudited Financial Statements” has the meaning set forth in Section 4.7.1; and
“Virtual Data Room” means the virtual data room established by the Company, access to which was given to SPAC in connection with its due diligence investigation of the Company relating to the transactions contemplated hereby.
1.2
Construction

 1.2.1
Unless the context of this Agreement otherwise requires, (i) words of any gender include each other gender, (ii) words using the singular or plural number also include the plural or singular number, respectively, (iii) the definitions contained in this Agreement are applicable to the other grammatical forms of such terms, (iv) the terms “hereof,” “herein,” “hereby,” “hereto” and derivative or similar words refer to this entire Agreement, (v) the terms “Article,” “Section,” “Schedule” and “Exhibit” refer to the specified Article, Section, Schedule or Exhibit of or to this Agreement, (vi) the word “including” means “including without limitation,” (vii) the word “or” shall be disjunctive but not exclusive, (viii) references to agreements and other documents shall be deemed to include all subsequent amendments and other modifications thereto and (ix) references to any Law shall include all rules and regulations promulgated thereunder and references to any Law shall be construed as including all statutory, legal and regulatory provisions consolidating, amending or replacing such Law.
 1.2.2
The language used in this Agreement shall be deemed to be the language chosen by the Parties to express their mutual intent and no rule of strict construction shall be applied against any Party.

 1.2.3
Whenever this Agreement refers to a number of days, such number shall refer to calendar days unless Business Days are specified, and when counting days, the date of commencement will not be included as a full day for purposes of computing any applicable time periods (except as otherwise may be required under any applicable Law). If any action is to be taken or given on or by a particular calendar day, and such calendar day is not a Business Day, then such action may be deferred until the next Business Day.

 1.2.4
All accounting terms used herein and not expressly defined herein shall have the meanings given to them under GAAP.

2
The Transactions

2.1
SPAC Merger

 2.1.1
SPAC Merger Effects.   On the terms and subject to the conditions set forth in the Plan of Merger and all other ancillary documents required in connection with the SPAC Merger, including this Agreement (the “SPAC Merger Documents”), and in accordance with the Act and Cayman Islands Companies Act, at the SPAC Merger Effective Time and in accordance with Section 2.3.3(ii), SPAC and New SPAC shall consummate the SPAC Merger, pursuant to which:

(i)
SPAC shall be merged with and into New SPAC, and the separate corporate existence of SPAC shall thereupon cease and the Registrar shall strike SPAC from the register of companies and issue a certificate of strike off by way of merger with an overseas company in accordance with the provisions of section 237(13) of the Cayman Islands Companies Act (2021 Revision) (the “Cayman Islands Companies Act”);

(ii)
New SPAC shall (a) be the surviving entity in the SPAC Merger, (b) continue to be governed by the Act and (c) continue as the surviving company within the meaning of the Cayman Islands Companies Act, and its separate existence with all its rights, privileges, immunities, powers and franchises shall continue unaffected by the SPAC Merger.

(iii)
Without limiting the generality of the foregoing, and subject thereto, at the SPAC Merger Effective Time, all the assets, liabilities, rights, powers, privileges, franchises, contracts, capital assets and property of every description of SPAC shall transfer, vest and become assets, liabilities, rights, powers, privileges, franchises, contracts, capital assets and property of every description of New SPAC, and all debts, obligations, security interests, contracts, claims, restrictions and liabilities of SPAC shall become debts, obligations, security interests, contracts, claims, restrictions and liabilities of New SPAC.

 2.1.2
SPAC Merger Effective Time.   The SPAC Merger shall become effective at the time that (i) the SPAC Merger Documents are filed with and accepted by the Registrar and (ii) the Certificate of Merger is filed with and accepted by the Secretary of State of the State of Delaware, and otherwise in accordance with the terms of the Certificate of Merger (the “SPAC Merger Effective Time”).

 2.1.3
Conversion of SPAC Securities.   At the SPAC Merger Effective Time, by virtue of the SPAC Merger and without any action on the part of any Party or the holder of any of their securities, the (a) SPAC Units, (b) SPAC Class A Ordinary Shares, (c) SPAC Founders Shares, (d) SPAC Public Warrants and (e) SPAC Founder Warrants ((a) — (e) “SPAC Securities”), in each case, issued and outstanding immediately prior to the SPAC Merger Effective Time, shall be converted into the right to receive the following consideration:

(i)
Each SPAC Unit shall be cancelled in exchange for consideration consisting of (a) the right to receive one (1) validly issued, fully paid and non-assessable share of New Holdco

Common Stock and (b) on substantially equivalent terms and conditions as the SPAC Public Warrants, one-third of one (1) warrant to acquire one (1) share of New Holdco Common Stock (each such whole warrant, a “New Holdco Public Warrant”).
(ii)
Each SPAC Class A Ordinary Share (without duplication of the SPAC Ordinary Shares contemplated by Section 2.1.3(i) above) shall be cancelled in exchange for consideration consisting of the right to receive one (1) validly issued, fully paid and non-assessable share of New Holdco Common Stock.

(iii)
Each SPAC Founders Share shall be cancelled in exchange for consideration consisting of the right to receive one (1) validly issued, fully paid and non-assessable share of New Holdco Common Stock in accordance with Article 17 of the SPAC Articles of Association (assuming for such purpose that the Transactions contemplated hereby were consummated by SPAC as the Business Combination (as defined in the SPAC Articles of Association)).

(iv)
Each SPAC Public Warrant (without duplication of the SPAC Public Warrants contemplated by Section 2.1.3(i) above) shall be cancelled in exchange for consideration consisting of the right to receive, on substantially equivalent terms and conditions as the SPAC Public Warrants, one (1) New Holdco Public Warrant.

(v)
Each SPAC Founder Warrant shall be cancelled in exchange for consideration consisting of the right to receive, on substantially equivalent terms and conditions as the SPAC Founder Warrants, one (1) warrant to acquire one (1) share of New Holdco Common Stock (each, a “New Holdco Founder Warrant”).

 2.1.4
Transfer of New Holdco Common Stock.   Following the SPAC Merger Effective Time, the New Holdco Common Stock held by New SPAC shall be transferred by New SPAC to New Holdco and such New Holdco Common Stock shall thereafter be cancelled in accordance with applicable Law.

2.2
Share Acquisition

Upon the terms and subject to the terms and conditions set forth in this Agreement, immediately following the SPAC Merger Effective Time, Seller shall sell, transfer, assign and convey to New Holdco all of the issued and outstanding Company Shares (the “Purchased Shares”), and New Holdco shall acquire such Purchased Shares from Seller, free and clear of all Liens (other than as set forth in the organizational documents of the Company and pursuant to applicable securities Laws generally), in exchange for (i) the Cash Consideration and (ii) New Holdco Common Stock issued to the Seller in the quantity equal to (a) (I) the Company Equity Value minus (II) the product of (A) ten (10) dollars ($10.00) multiplied by (B) the number of SPAC Founders Shares forfeited pursuant to the provisions of the Transaction Support Agreement minus (III) Company Transaction Expenses minus (IV) SPAC Transaction Expenses, divided by (b) ten (10) (such New Holdco Common Stock, the “Share Consideration”) (such transaction, the “Share Acquisition”) and together with all rights attaching to them at the Closing (including the right to receive all distributions, returns of capital and dividends declared, paid or made in respect of the Purchased Shares after the Closing).
2.3
Closing

 2.3.1
Closing.   Upon the terms and subject to the conditions of this Agreement, the closing of the Transactions (the “Closing”) shall take place remotely by the exchange of closing deliverables and the taking of the closing actions contemplated by Section 2.3.3 (except in the case of the payments contemplated by Section 2.3.3, which shall be made as promptly as practicable after such time), which shall occur on the fifth (5th) Business Day after the satisfaction (or waiver in accordance with this Agreement) of the last to occur of the conditions set forth in Article 8 (other than those conditions that by their nature are to be satisfied at the Closing, it being understood that the occurrence of the Closing shall remain subject to the satisfaction or, if permissible, waiver of such conditions at the Closing), unless another date or place is agreed to in writing by the Parties (such date on which the Closing occurs, the “Closing Date”).

 2.3.2
Transaction Expenses.   At least five (5) Business Days prior to the Closing:

(i)
SPAC shall cause the Chief Financial Officer of SPAC, solely in his capacity as such, to deliver to the Company a certificate certifying SPAC’s good faith estimate of the SPAC Transaction Expenses; and

(ii)
the Seller shall cause the Chief Financial Officer of the Seller, solely in his capacity as such, to deliver to SPAC a certificate certified by such Chief Financial Officer (solely in his or her capacity as such) setting forth the Seller’s good faith estimate of the Company Transaction Expenses;

in each case, including reasonable supporting materials for the amount of each item included therein.
 2.3.3
Closing Order.   At the Closing, the Parties shall cause the consummation of the following transactions in the following order, upon the terms and subject to the conditions of this Agreement:

(i)
SPAC shall make or cause to be paid any payments required to be made by SPAC in connection with the exercise of the Redemption Rights;

(ii)
SPAC and New SPAC shall (a) execute the SPAC Merger Documents in accordance with the relevant provisions of the Cayman Islands Companies Act and Act, as applicable, file the applicable SPAC Merger Documents with the Registrar, (b) cause the Certificate of Merger to be filed with the Secretary of State of the State of Delaware, in such form as required by, and executed in accordance with, the relevant provisions of the Act, and (c) make all other filings or recordings, and pay any fees, required under the Cayman Islands Companies Act or the Act to effect the SPAC Merger;

(iii)
the Investors shall purchase, and New Holdco shall issue and sell to the Investors, the number of shares of New Holdco Common Stock set forth in the Subscription Agreements against payment of the amounts set forth in the Subscription Agreements; and

(iv)
(a) Seller shall transfer to New Holdco, and New Holdco shall accept from Seller, the Purchased Shares and (b) in exchange therefor, New Holdco shall (I) deliver the Cash Consideration by wire transfer of immediately available funds in U.S. dollars to an account or accounts designated by Seller and (II) issue and deliver to Seller the Share Consideration.

 2.3.4
Closing Deliverables.   At the Closing:

    (i)
Seller shall deliver (or cause to be delivered) to SPAC and New Holdco:

(a)
a counterpart of each Ancillary Agreement to be executed prior to or at the Closing by Seller or any of its Affiliates, duly executed by Seller or its Affiliate, as applicable;

(b)
a duly executed stock power on behalf of Seller with respect to the transfer of the Purchased Shares; and

(c)
a notice to be delivered to the U.S. Internal Revenue Service (the “IRS”), in accordance with the requirements of Section 1.897-2(h)(2) of the United States Treasury Regulations, in substantially the form attached as Exhibit F-1, dated as of the Closing Date and duly executed by the Company (the “Company IRS Notice”), and a FIRPTA notification letter, in substantially the form attached as Exhibit F-2, dated as of the Closing Date and duly executed by the Company.

(ii)
SPAC shall deliver (or cause to be delivered) to Seller:

(a)
certified copies of the amended and restated SPAC Organizational Documents that have been submitted to, and in each case accepted by, the Registrar or the Secretary of State of the State of Delaware, as applicable, in accordance with Section 7.12; and

(b)
a counterpart of each Ancillary Agreement to be executed prior to or at the Closing by SPAC, New Holdco or New SPAC, duly executed by SPAC, New Holdco or New SPAC, as applicable.

 2.3.5
Capitalization.   Exhibit G sets forth an illustrative calculation of the capitalization of New Holdco immediately following the consummation of the Transactions.

 2.3.6
Leakage Certificate.   At least three (3) Business Days and not more than five (5) Business Days before the Closing, Seller shall deliver the Leakage Certificate to SPAC. Prior to the Closing, (i) SPAC shall have an opportunity to review the Leakage Certificate and discuss in good faith such certificate with the persons responsible for its preparation, and shall promptly, and not more than one (1) Business Day following the date the Seller delivers the Leakage Certificate to SPAC, provide any good faith and reasonable comments or questions in respect thereof to the Seller in writing, and (ii) Seller shall, and shall cause the Company and its Subsidiaries to, reasonably cooperate with SPAC in good faith to respond to any questions and consider in good faith any comments regarding the Leakage Certificate delivered in accordance with the previous sentence. Seller shall revise such Leakage Certificate prior to the Closing to incorporate any changes that are reasonably appropriate in Seller’s sole and exclusive discretion in light of such comments. The Leakage Certificate, as it may be revised by Seller pursuant to the previous sentence, shall be valid and binding on all parties and for all purposes absent manifest error.

2.4
Exchange Agent

 2.4.1
Exchange Agent.   SPAC shall designate a bank or trust company (the “Exchange Agent”), for the benefit of the holders of SPAC Securities, for exchange in accordance with this Article 2, the New Holdco Common Stock and warrants to acquire New Holdco Common Stock contemplated by Section 2.1. SPAC shall cause the Exchange Agent, pursuant to irrevocable instructions, to deliver such New Holdco Common Stock and warrants to acquire New Holdco Common Stock in accordance with this Agreement. SPAC and New Holdco shall enter into an exchange agent agreement in a form reasonably acceptable to Seller with the Exchange Agent, which agreement shall set forth the duties, responsibilities and obligations of the Exchange Agent consistent with the terms of this Agreement, including with regard to the exchanges described in this Section 2.4.

 2.4.2
Exchange Procedures.   As promptly as practicable after the date hereof, SPAC shall use its reasonable best efforts to cause the Exchange Agent to mail to each holder of SPAC Securities a letter of transmittal, which shall be in a form reasonably acceptable to SPAC and Seller (the “Letter of Transmittal”) and shall specify (i) that delivery shall be effected, and risk of loss and title to the applicable SPAC Securities shall pass, only upon proper surrender of such SPAC Securities to the Exchange Agent or other cancellation, and (ii) instructions for use in effecting the surrender or other cancellation of the SPAC Securities pursuant to the Letter of Transmittal. Following the surrender to the Exchange Agent of all SPAC Securities held by such holder for cancellation, together with a Letter of Transmittal, duly completed and validly executed in accordance with the instructions thereto and such other documents as may be required pursuant to such instructions, each former holder of such SPAC Securities shall be entitled to receive from the Exchange Agent, in exchange therefore, the applicable New Holdco Common Stock, New Holdco Public Warrants and New Holdco Founder Warrants to be issued pursuant to Section 2.1.3. Until surrendered as contemplated by this Section 2.4, the SPAC Securities shall be deemed at all times after the Closing to represent only the right to receive upon such surrender the New Holdco Common Stock and warrants to acquire New Holdco Common Stock contemplated by Section 2.1.

 2.4.3
No Further Rights in SPAC Securities.   The New Holdco Common Stock and warrants to acquire New Holdco Common Stock contemplated by Section 2.1 issuable in exchange for the SPAC Securities in accordance with the terms hereof shall be deemed to have been paid and issued in full satisfaction of all rights pertaining to such SPAC Securities.

 2.4.4
Adjustments.   The New Holdco Common Stock and warrants to acquire New Holdco Common Stock issued as contemplated by Section 2.1 shall be adjusted to reflect appropriately the effect of any stock split, reverse stock split, stock dividend, reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to SPAC or New Holdco Common Stock or warrants occurring on or after the date hereof and prior to the Closing.

 2.4.5
Liability.   Notwithstanding the foregoing, neither the Exchange Agent nor any Party shall be liable to any Person in respect of the consideration payable pursuant to this Agreement delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. If any SPAC Securities shall not have been surrendered or transferred, respectively, prior to the date on which any consideration payable pursuant to this Agreement in respect thereof would otherwise escheat to or become the property of any Governmental Authority pursuant to applicable Law, any such consideration payable pursuant to this Agreement in respect of such SPAC Securities shall, to the extent permitted by applicable Law, become the property of New Holdco, and any former holders of SPAC Securities who have not theretofore complied with this Article 2 with respect thereto shall thereafter look only to New Holdco for payment of their claim for consideration payable pursuant to this Agreement.

2.5
Tax Treatment of SPAC Merger

 2.5.1
For U.S. federal income tax purposes (and state and local tax purposes, where applicable), the Parties intend that the SPAC Merger will qualify as a “reorganization” within the meaning of Section 368(a)(1)(F) of the Code and the Parties shall not, and shall cause their respective Affiliates not to, take or cause to be taken any action, or knowingly fail to take or cause to be taken any action, which action or failure to act would reasonably be expected to prevent the SPAC Merger from qualifying as such. By executing this Agreement, SPAC, New Holdco and New SPAC hereby adopt a “plan of reorganization” within the meaning of Treasury Regulations Sections 1.368-2(g) and 1.368-3 with respect to the SPAC Merger, and intend to file the statement required by Treasury Regulations Section 1.368-3(a).

 2.5.2
The Parties shall prepare and file all Tax Returns consistent with the foregoing provisions of this Section 2.5 and shall not take any inconsistent position on any Tax Return, or during the course of any audit, litigation or other proceeding with respect to Taxes, except as otherwise required by applicable Law following a final determination by a court of competent jurisdiction or other administrative settlement with (or final administrative decision by) the relevant Taxing Authority.

2.6
Withholding and other Tax Matters

 2.6.1
Notwithstanding anything in this Agreement to the contrary, the Company, Seller, SPAC, New Holdco and New SPAC shall be entitled to deduct and withhold, from the consideration otherwise payable pursuant to this Agreement, any amount required to be deducted or withheld with respect to the making of such payment under applicable Law, provided, however, that the Parties shall cooperate and use reasonable efforts to reduce, minimize or eliminate any applicable withholding to the extent permitted under applicable Tax law. To the extent that any such amounts are deducted or withheld and paid over to the appropriate Taxing Authority, such deducted or withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction or withholding was made.

 2.6.2
All Transfer Taxes incurred in connection with the Transactions shall be paid by New Holdco in accordance with Section 9.3.

3
Representations and Warranties of Seller

Except as set forth in the Seller’s disclosure schedule delivered by Seller in connection with this Agreement (the “Seller Disclosure Schedule”), Seller hereby represents and warrants to SPAC, New Holdco and New SPAC as follows:
3.1
Capitalization

Seller owns 100 percent of the Company Shares free and clear of all Liens, options, rights of first refusal and limitations on the Company’s or any Company Subsidiary’s voting or transfer rights other than transfer restrictions under applicable securities Laws and the Company’s organizational documents. All the Company Shares are validly issued, fully paid and non-assessable.
3.2
Authority Relative to this Agreement

Seller has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the Transactions. The execution and delivery of this Agreement by Seller and the consummation by Seller of the Transactions have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of Seller are necessary to authorize this Agreement or to consummate the Transactions. This Agreement has been duly and validly executed and delivered by Seller and, assuming the due authorization, execution and delivery by SPAC, New Holdco and New SPAC, constitutes a legal, valid and binding obligation of Seller, enforceable against Seller in accordance with its terms, except as limited by applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors’ rights generally, by general equitable principles (the “Remedies Exceptions”).
3.3
No Conflict; Required Filings and Consents

 3.3.1
The execution and delivery of this Agreement by Seller does not, and subject to receipt of the consents, approvals, authorizations or permits, filings and notifications, expiration or termination of waiting periods after filings and other actions contemplated by Section 3.3.2 and assuming all other required filings, waivers, approvals, consents, authorizations and notices disclosed in Section 3.3.1 of the Seller Disclosure Schedule, the performance of this Agreement by Seller will not (i) conflict with or violate the articles of association (statuten/statuts) or other organizational documents of Seller, (ii) assuming that all consents, approvals, authorizations, expiration or termination of waiting periods and other actions described in Section 3.3.2 have been obtained and all filings and obligations described in Section 3.3.2 have been made, conflict with or violate any Law applicable to Seller or by which any property or asset of Seller is bound or affected, or (iii) result in any breach of or constitute a default (or an event which, with notice or lapse of time or both, would become a default) under, or give to others any right of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien (other than any Permitted Lien) on any property or asset of Seller pursuant to, any contract to which Seller is a party or by which any asset or property of Seller is bound, except, with respect to clauses (ii) and (iii) above, for any such conflicts, violations, breaches, defaults or other occurrences which would not have or reasonably be expected to have a material adverse effect on Seller.

 3.3.2
The execution and delivery of this Agreement by Seller does not, and the performance of this Agreement by Seller will not, require any consent, approval, authorization or permit of, or filing with or notification to, or expiration or termination of any waiting period by, any U.S. federal, state, county or local or non-U.S. government, governmental, regulatory or administrative authority, agency, instrumentality or commission or any court, tribunal, or judicial or arbitral body (a “Governmental Authority”), except (i) for applicable requirements, if any, of: the Securities Exchange Act of 1934, as amended (the “Exchange Act”); the Securities Act of 1933, as amended (the “Securities Act”); state securities or “blue sky” Laws (“Blue Sky Laws”) and state takeover Laws; the pre-merger notification requirements of the HSR Act; the National Security and Investment Act 2021 (the “NSIA”); the Peoples Republic of China Foreign Investment Law, National Security Law and the Measures on Security Review of Foreign

Investment (together, the “PRC National Security Laws”); filing and recordation of appropriate merger documents as required by the Cayman Islands Companies Act and the Act; and any Other Approvals; and (ii) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not have or would not reasonably be expected to have a material adverse effect on Seller.
3.4
Seller’s Investigation and Reliance

Seller is a sophisticated party and has made its own independent investigation, review and analysis regarding SPAC, New Holdco, New SPAC and the Transactions, which investigation, review and analysis were conducted by Seller together with expert advisors, including legal counsel, that it has engaged for such purpose. Seller and its Representatives have been provided with full and complete access to the Representatives, properties, offices, plants and other facilities, books and records of SPAC, New Holdco and New SPAC and other information that they have requested in connection with their investigation of SPAC, New Holdco and New SPAC and the Transactions. Seller is not relying on any statement, representation or warranty, oral or written, express or implied, made by SPAC, New Holdco, New SPAC or any of their respective Representatives, except as expressly set forth in Article 5 (as modified by the SPAC Disclosure Schedules or SPAC SEC Reports) or in any certificate delivered by SPAC, New Holdco or New SPAC pursuant to this Agreement. None of SPAC, New Holdco, New SPAC, nor any of their respective stockholders, Affiliates or Representatives shall have any liability to Seller or any of its respective shareholders, stockholders or other equityholders (as applicable), Affiliates or Representatives resulting from the use of any information, documents or materials made available to Seller or any of its Representatives, whether orally or in writing, in any confidential information memoranda, “data rooms,” management presentations, due diligence discussions or in any other form in expectation of the Transactions. Seller acknowledges that none of SPAC, New Holdco, New SPAC, nor any of their stockholders, Affiliates or Representatives is making, directly or indirectly, any representation or warranty with respect to any estimates, projections or forecasts involving SPAC, New Holdco or New SPAC.
3.5
Exclusivity of Representations and Warranties

Except as otherwise expressly provided in this Article 3 (as modified by the Seller Disclosure Schedule), Seller hereby expressly disclaims and negates any other express or implied representation or warranty whatsoever (whether at Law or in equity) with respect to Seller, the Company, its Affiliates, and any matter relating to any of them, including their affairs, the condition, value or quality of the assets, liabilities, financial condition or results of operations, or with respect to the accuracy or completeness of any other information made available to SPAC, its Affiliates or any of their respective Representatives by, or on behalf of, Seller, and any such representations or warranties are expressly disclaimed. Without limiting the generality of the foregoing, except as expressly set forth in this Agreement (as modified by the Seller Disclosure Schedule) or in any certificate delivered by Seller pursuant to this Agreement, neither Seller nor any other Person on behalf of Seller has made or makes any representation or warranty, whether express or implied, with respect to any projections, forecasts, estimates or budgets made available to SPAC, its Affiliates or any of their respective Representatives of future revenues, future results of operations (or any component thereof), future cash flows or future financial condition (or any component thereof) of the Company (including the reasonableness of the assumptions underlying any of the foregoing), whether or not included in any management presentation or in any other information made available to SPAC, its Affiliates or any of their respective Representatives or any other Person, and any such representations or warranties are expressly disclaimed.
4
Representations and Warranties of the Company

Except as set forth in the Company’s disclosure schedule delivered by the Company in connection with this Agreement (the “Company Disclosure Schedule”), the Company hereby represents and warrants to SPAC, New Holdco and New SPAC as follows:

4.1
Organization and Qualification; Subsidiaries

The Company and each Company Subsidiary is a corporation or other organization duly organized, validly existing and in good standing under the Laws of the jurisdiction of its incorporation or organization and has the requisite corporate or other organizational power and authority and all necessary governmental approvals to own, lease and operate its properties and to carry on its business as it is now being conducted. The Company and each Company Subsidiary is duly qualified or licensed to do business, and is in good standing, in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its business makes such qualification or licensing necessary, except for such failures to be so qualified or licensed and in good standing that would not individually or in the aggregate be expected to have a Company Material Adverse Effect.
4.2
Organizational Documents

The Company has prior to the date of this Agreement made available to SPAC in the Virtual Data Room a complete and correct copy of the certificate of incorporation and the bylaws or equivalent organizational documents, each as amended to date, of the Company and each Company Subsidiary. Such certificates of incorporation, bylaws, articles of association or equivalent organizational documents are in full force and effect. Neither the Company nor any Company Subsidiary is in violation of any of the provisions of its certificate of incorporation, bylaws or equivalent organizational documents.
4.3
Capitalization

 4.3.1
There are no Equity Interests issued or outstanding in the Company other than the Company Shares. All such Company Shares have been issued and granted in compliance with (i) applicable securities Laws and other applicable Law and (ii) all preemptive rights and other requirements set forth in applicable contracts to which the Company is a Party and the organizational documents of the Company.

 4.3.2
A true and complete list of all the Company Subsidiaries, together with the jurisdiction of incorporation of each Company Subsidiary and the percentage of the outstanding Equity Interests of each Company Subsidiary owned by the Company and each other Company Subsidiary, is set forth in Section 4.3.2 of the Company Disclosure Schedule, and there are no Equity Interests issued or outstanding in any Company Subsidiary except as set forth thereon. The Company does not directly or indirectly own, and has never owned, any equity or similar interest in, or any interest convertible into or exchangeable or exercisable for any equity or similar interest in, any other corporation, partnership, joint venture or business association or other entity. All of the outstanding Equity Interests of the Company Subsidiaries are (i)duly authorized, validly issued, fully paid and nonassessable and (ii)have been issued and granted in compliance in all material respects with applicable securities Laws and other applicable Law and all preemptive rights and other requirements set forth in applicable contracts to which the applicable Company Subsidiary is a party and the organizational documents of the Company Subsidiaries. Each outstanding Equity Interest of each Company Subsidiary is owned 100 percent by the Company or another Company Subsidiary free and clear of all Liens, options, rights of first refusal and limitations on the Company’s or any Company Subsidiary’s voting or transfer rights other than transfer restrictions under applicable securities laws and their respective organizational documents.

 4.3.3
Except as set forth in Section 4.3.3 of the Company Disclosure Schedule, there are no options, warrants, preemptive rights, calls, convertible securities, conversion rights or other rights, agreements, arrangements or commitments of any character relating to the issued or unissued Equity Interests of the Company or any Company Subsidiary or obligating the Company or any Company Subsidiary to issue or sell any shares of Equity Interests of, or other equity or voting interests in, or any securities convertible into or exchangeable or exercisable for Equity Interests in, the Company or any Company Subsidiary. Neither the Company nor any Company Subsidiary is a party to, or otherwise bound by, and neither the Company nor any Company Subsidiary has granted, any equity appreciation rights, participations, phantom equity, restricted shares, restricted share units, performance shares, contingent value rights or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any Equity Interests in the Company or any Company Subsidiary. There are no voting trusts, voting agreements, proxies, shareholder agreements or other agreements to which the Company or any Company Subsidiary is a party, or to the Company’s knowledge, among any holder of Company Shares or any other Equity Interests or other securities of the Company or any Company Subsidiary to which the Company or any Company Subsidiary is not a party, with respect to the voting or transfer of the Company Shares or any of the Equity Interests or other securities of the Company. The Company does not own any Equity Interests in any Person.
 4.3.4
There are no outstanding contractual obligations of the Company or any Company Subsidiary to repurchase, redeem or otherwise acquire any Equity Interests of the Company or any Company Subsidiary or to provide funds to or make any investment (in the form of a loan, capital contribution or otherwise) in any Person other than a Company Subsidiary.

4.4
Authority Relative to this Agreement

The Company has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the Transactions. The execution and delivery of this Agreement by the Company and the consummation by the Company of the Transactions have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement or to consummate the Transactions. This Agreement has been duly and validly executed and delivered by the Company and, assuming the due authorization, execution and delivery by SPAC, New Holdco and New SPAC, constitutes a legal, valid and binding obligation of the Company, enforceable against each of Seller and the Company in accordance with its terms, except as limited by the Remedies Exceptions.
4.5
No Conflict; Required Filings and Consents

 4.5.1
The execution and delivery of this Agreement by the Company does not, and subject to receipt of the consents, approvals, authorizations or permits, filings and notifications, expiration or termination of waiting periods after filings and other actions contemplated by Section 3.3.2 and assuming all other required filings, waivers, approvals, consents, authorizations and notices disclosed in Section 3.3.1 of the Company Disclosure Schedule, the performance of this Agreement by the Company will not (i) conflict with or violate the certificate of incorporation or bylaws or any equivalent organizational documents of the Company or any Company Subsidiary, (ii) assuming that all consents, approvals, authorizations, expiration or termination of waiting periods and other actions described in Section 3.3.2 have been obtained and all filings and obligations described in Section 3.3.2 have been made, conflict with or violate any Law applicable to the Company or any Company Subsidiary or by which any property or asset of the Company or any Company Subsidiary is bound or affected, or (iii) result in any breach of or constitute a default (or an event which, with notice or lapse of time or both, would become a default) under, or give to others any right of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien (other than any Permitted Lien) on any property or asset of the Company or any Company Subsidiary pursuant to, any contract to which the Company or any Company Subsidiary is a party or by which any asset or property of the Company or any Company Subsidiary is bound, except, with respect to clauses (ii) and (iii) above for any such conflicts, violations, breaches, defaults or other occurrences which would not have or reasonably be expected to have a Company Material Adverse Effect.

 4.5.2
The execution and delivery of this Agreement by the Company does not, and the performance of this Agreement by the Company will not, require any consent, approval, authorization or permit of, or filing with or notification to, or expiration or termination of any waiting period by, any Governmental Authority, except (i) for applicable requirements, if any, of the Exchange Act, Securities Act, Blue Sky Laws and state takeover Laws, the pre-merger notification requirements of the HSR Act, the NSIA, the PRC National Security Laws, filing and recordation of appropriate merger documents as required by the Cayman Islands Companies

Act, and any Other Approvals; and (ii) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not have or would not reasonably be expected to have a Company Material Adverse Effect.
4.6
Permits; Compliance

Each of the Company and the Company Subsidiaries is in possession of all franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, approvals and orders of any Governmental Authority necessary for each of the Company or the Company Subsidiaries to own, lease and operate its properties or to carry on its business as it is now being conducted (the “Company Permits”), except where the failure to have such Company Permits would not reasonably be expected to have a Company Material Adverse Effect. No suspension or cancellation of any of the Company Permits is pending or, to the knowledge of the Company, threatened. Neither the Company nor any Company Subsidiary is, or has been since the Lookback Date, in conflict with, or in default, breach or violation of, (i) any material Law applicable to the Company or any Company Subsidiary or by which any property or asset of the Company or any Company Subsidiary is bound or affected, or (ii) any Material Contract or Company Permit, except, in each case, for any such conflicts, defaults, breaches or violations that would not have or would not reasonably be expected to have a Company Material Adverse Effect.
4.7
Financial Statements

 4.7.1
The Company has made available to SPAC in the Virtual Data Room true and complete copies of the unaudited consolidated balance sheet of the Company and the Company Subsidiaries as of December 31, 2019 and December 31, 2020, and the related unaudited consolidated statements of operations and cash flows of the Company and the Company Subsidiaries for each of the years then ended (collectively, the “Unaudited Financial Statements”), which are attached as Section 4.7.1 of the Company Disclosure Schedule. Each of the Unaudited Financial Statements (including any notes thereto) (i) was prepared in accordance with GAAP, applied on a consistent basis throughout the periods indicated and (ii) fairly presents, in all material respects, the financial position, results of operations and cash flows of the Company and the Company Subsidiaries as at the date thereof and for the period indicated therein, except as otherwise noted therein.

 4.7.2
The Company has made available to SPAC in the Virtual Data Room true and complete copies of the unaudited consolidated interim financial information of the Company and the Company Subsidiaries as of and for the nine (9) months ended September 30, 2021 (the “Interim Financial Information”), which are attached as Section 4.7.2 of the Company Disclosure Schedule. The Interim Financial Information fairly present, in all material respects, the financial information of the Company and the Company Subsidiaries as at the date thereof and for the period indicated therein, except as otherwise noted therein and subject to normal and recurring adjustments.

 4.7.3
Except as set forth in Section 4.7.3 of the Company Disclosure Schedule or to the extent set forth on the Interim Financial Information, the Company does not have any liability or obligation of a nature (whether accrued, absolute, contingent or otherwise) required to be reflected in a trial balance prepared in accordance with GAAP, except for: (i) liabilities that were incurred in the Ordinary Course since the date of such Interim Financial Information (and, in any event, do not relate to breach of contract, tort or noncompliance with Law), (ii) obligations for future performance under any contract to which the Company or any Company Subsidiary is a party (and, in any event, do not relate to breach of contract, tort or noncompliance with Law) or (iii) such other liabilities and obligations which are not, individually or in the aggregate, reasonably expected to be material to the Company and the Company Subsidiaries, taken as a whole.

 4.7.4
Since the Lookback Date, (i) neither the Company nor any Company Subsidiary nor, to the Company’s knowledge, any director, officer, employee, auditor, accountant or Representative of the Company or any Company Subsidiary, has received or otherwise had or obtained knowledge of any complaint, allegation, assertion or claim, whether written or, to the knowledge of the Company, oral, regarding the accounting or auditing practices, procedures, methodologies or methods of the Company or any Company Subsidiary or their respective internal accounting controls, including any such complaint, allegation, assertion or claim that the Company or any Company Subsidiary has engaged in questionable accounting or auditing practices and (ii) there have been no internal investigations regarding accounting or revenue recognition discussed with, reviewed by or initiated at the direction of the chief executive officer, chief financial officer, general counsel, the Board of Directors of the Company or any committee thereof.
 4.7.5
To the knowledge of the Company, no employee of the Company or any Company Subsidiary has provided or is providing information to any law enforcement agency regarding the commission or possible commission of any crime or the violation or possible violation of any applicable Law. None of the Company, any Company Subsidiary or, to the knowledge of the Company, any officer, employee, contractor, subcontractor or agent of the Company or any Company Subsidiary has discharged, demoted, suspended, threatened, harassed or in any other manner discriminated against an employee of the Company or any Company Subsidiary in the terms and conditions of employment because of any act of such employee described in 18 U.S.C. sec. 1514A(a).

4.8
Absence of Certain Changes or Events

 4.8.1
Since December 31, 2020, except as otherwise set forth in Section 4.8.1 of the Company Disclosure Schedule or reflected in the Interim Financial Information, or as expressly contemplated by this Agreement, (i) the Company and the Company Subsidiaries have conducted their respective businesses in all material respects in the Ordinary Course, (ii) the Company and the Company Subsidiaries have not sold, assigned, transferred, permitted to lapse, abandoned, or otherwise disposed of any right, title, or interest in or to any of their respective material assets (including Company-Owned IP) other than in the Ordinary Course, (iii) there has not been a Company Material Adverse Effect, and (iv) none of the Company or any Company Subsidiary has taken any action that, if taken after the date of this Agreement, would constitute a material breach of any of the covenants set forth in Section 6.1.

 4.8.2
Seller represents that no Leakage has occurred between October 1, 2021 (included) and the date of this Agreement (included).

4.9
Litigation

Except as set forth in Section 4.9 of the Company Disclosure Schedule, (i) as of the date of this Agreement, there is no (and has not been since the Lookback Date) material litigation, suit, claim, charge, complaint, arbitration, inquiry, grievance, action, proceeding, audit or investigation by or before any Governmental Authority (an “Action”), whether civil, criminal, administrative, regulatory, or otherwise, pending or, to the knowledge of the Company, threatened against the Company or any Company Subsidiary in writing or otherwise, or any property or asset of the Company or any Company Subsidiary and (ii) neither the Company nor any Company Subsidiary nor any property or asset of the Company or any Company Subsidiary is, subject to any material continuing order of, consent decree, settlement agreement or other similar written agreement with, or continuing investigation by, any Governmental Authority, or any order, writ, judgment, injunction, decree, determination or award of any Governmental Authority.
4.10
Employee Benefit Plans

 4.10.1
Section 4.10.1 of the Company Disclosure Schedule lists all executive employment agreements to which the Company or any Company Subsidiary is a party or bound as of the date of this Agreement. Section 4.10.1 of the Company Disclosure Schedule also lists, as of the date of this Agreement, all material Employee Benefit Plans that are maintained, contributed to, required to be contributed to, or sponsored by the Company or any Company Subsidiary for the benefit of any current or former employee, officer, director, independent contractor and/or consultant, or under which the Company or any Company Subsidiary has or could reasonably be expected to incur any liability (contingent or otherwise) (collectively, whether or not listed on the Company Disclosure Schedule, the “Plans”).
 4.10.2
With respect to each material Plan, the Company has made available to SPAC in the Virtual Data Room, if applicable (i) a true and complete copy of the current plan document and all amendments thereto and each trust or other funding arrangement, (ii) copies of the most recent summary plan description and any summaries of material modifications, (iii) a copy of any annual report and accompanying schedules (or, if not yet filed, the most recent draft thereof) filed with the relevant Governmental Authority, (iv) copies of the most recently received determination from the relevant Governmental Authority, opinion or advisory letter for each such Plan (or, if not yet received, a draft of the application provided to the relevant Governmental Authority for such Plan), and (v) any material non-routine correspondence from any Governmental Authority with respect to any Plan within the past three (3) years. Neither the Company nor any Company Subsidiary has any written or other commitment to modify, change or terminate any Plan, other than with respect to a modification, change or termination required by ERISA or the Code, or other applicable Law.

 4.10.3
None of the Plans is or was within the past six (6) years, nor does the Company nor any ERISA Affiliate have or reasonably expect to have any material liability or obligation under, (i) a multiemployer plan (including within the meaning of Section 3(37) or 4001(a)(3) of ERISA) or defined benefit pension plan, (ii) a single employer pension plan (including within the meaning of Section 4001(a)(15) of ERISA) subject to Section 412 of the Code and/or Title IV of ERISA, (iii) a multiple employer plan subject to Section 413(c) of the Code, or (iv) a multiple employer welfare arrangement under Section 3(40) of ERISA.

 4.10.4
Except as set forth in Section 4.10.4 of the Company Disclosure Schedules, neither the Company nor any Company Subsidiary is nor will be obligated, whether under any Plan or otherwise, to pay any separation, severance, termination or similar benefits to any Person directly as a result of any Transaction contemplated by this Agreement, nor will such Transaction accelerate the time of payment or vesting, or materially increase the amount, of any benefit or other compensation due to any individual. The Transactions shall not be the direct or indirect cause of any amount paid or payable by the Company or any Company Subsidiary being classified as an “excess parachute payment” under Section 280G of the Code.

 4.10.5
Except as set forth on Section 4.10.5 of the Company Disclosure Schedule, none of the Plans provides, nor does the Company nor any Company Subsidiary have or reasonably expect to have any obligation to provide, retiree medical to any current or former employee, officer, director, independent contractor or consultant of the Company or any Company Subsidiary after termination of employment or service except as may be required under Section 4980B of the Code and Parts 6 and 7 of Title I of ERISA and the regulations thereunder or any analogous state or national Law.

 4.10.6
Each Plan is and has been within the past six (6) years in compliance, in all material respects, with its terms and the requirements of all applicable Laws. The Company and the ERISA Affiliates have performed, in all material respects, all obligations required to be performed by them under, are not in any material respect in default under or in violation of, and have no knowledge of any default or violation in any material respect by any party to, any Plan. No Action is pending or threatened in writing, or, to the knowledge of the Company, threatened orally, with respect to any Plan (other than claims for benefits in the Ordinary Course) and, to the knowledge of the Company, no fact or event exists that could reasonably be expected to give rise to any such Action, except, in each case, as would not have or would not reasonably be expected to have a Company Material Adverse Effect.

 4.10.7
Each Plan that is intended to be qualified under Section 401(a) of the Code or Section 401(k) of the Code (i) has timely received a favorable determination letter from the IRS with respect to its tax-qualification under Sections 401(a) and 501(a) of the Code or (ii) is entitled to rely on a favorable opinion letter from the IRS, and, in either case, no fact or event has occurred since the date of such determination or opinion letter or letters from the IRS that could reasonably be expected to adversely affect the qualified status of any such Plan.
4.10.8
There has not been any nonexempt prohibited transaction (within the meaning of Section 406 of ERISA or Section 4975 of the Code) nor any reportable events (within the meaning of Section 4043 of ERISA) with respect to any Plan that could reasonably be expected to result in material liability to the Company. There have been no acts or omissions by the Company or any ERISA Affiliate with respect to a Plan that have given or could reasonably be expected to give rise to any material fines, penalties, Taxes or related charges under Sections 502 or 4071 of ERISA or Section 511 or Chapter 43 of the Code for which the Company or any ERISA Affiliate may be liable.

4.10.9
The Company, and each Plan that is a “group health plan” as defined in Section 733(a)(1) of ERISA (each, a “Health Plan”), is and has been in compliance, in all material respects, with the U.S. Patient Protection and Affordable Care Act of 2010 (“PPACA”), and no event has occurred, and no condition or circumstance exists, that could reasonably be expected to subject the Company, any ERISA Affiliate, or any Health Plan to any material liability for penalties or excise Taxes under Code Section 4980D or 4980H or any other provision of the PPACA.

4.10.10
Each Plan that constitutes a nonqualified deferred compensation plan subject to Section 409A of the Code has been administered and operated in compliance with the provisions of Section 409A of the Code and the Treasury Regulations thereunder, and no additional Tax under Section 409A(a)(1)(B) of the Code has been or could reasonably be expected to be incurred by a participant in any such Plan.

4.10.11
All contributions, premiums or payments required to be made with respect to any Plan have been timely made to the extent due or properly accrued on the consolidated financial statements of the Company and the Company Subsidiaries, except as would not result in material liability to the Company and the Company Subsidiaries. All non-U.S. Benefit Plans that are intended to be funded and/or book-reserved are funded and/or book-reserved, as appropriate, based upon any applicable law and reasonable actuarial assumptions.

4.11
Labor and Employment Matters

4.11.1
Section 4.11.1 of the Company Disclosure Schedule sets forth a true, correct, and complete list of all employees of the Company as of July 26, 2021, and sets forth for each such Person the following: (i) title or position (including whether full or part-time); (ii) classification (exempt or non-exempt); (iii) hire date; (iv) work location; (v) current annual base or hourly compensation rate; (vi) commission, bonus, or other incentive-based compensation and (vii) visa type (including date of expiration), if any. The Company does not have any unsatisfied liability to any previously terminated employee. All employees working in the United States who are classified as exempt under the Fair Labor Standards Act and any applicable state and local wage and hour Laws at all times from the Lookback Date to present have been properly classified as exempt. As of the date of this Agreement, all compensation, including wages, commissions and bonuses, due and payable to all employees of the Company and any Company Subsidiary for services performed on or prior to the date hereof have been paid in full (or accrued in full in the Company’s financial statements). All employees working in the United States are legally authorized to work in the United States and timely completed a Form I-9. The Company nor any Company Subsidiary have made, directly or indirectly, any written or oral representations to any current or former employee promising or guaranteeing, or otherwise concerning, any employment, offer of employment, or terms and conditions of employment (including salary, wages, employee benefits, or visa sponsorship or renewal) to take effect, be implemented, or commence upon or after the date of this Agreement.

4.11.2
Since the Lookback Date and through the date of this Agreement, no employee of the Company or any Company Subsidiary is or has been represented by a labor union, works council, trade union, or similar representative of employees and neither the Company nor any Company Subsidiary is a party to, subject to, or bound by a collective bargaining agreement or any other contract or agreement with a labor union, works council, trade union, or similar representative of employees. Since the Lookback Date and through the date of this Agreement, there are and have been no strikes, lockouts or work stoppages existing or threatened in writing, or, to the knowledge of the Company, orally, with respect to any employees or the Company or any Company Subsidiaries or any other individuals who provide or have provided services with respect to the Company or any Company Subsidiaries. Since the Lookback Date and through the date of this Agreement, there have been no union certification or representation petitions or demands with respect to the Company or any Company Subsidiaries or any of their employees and, to the Company’s knowledge, no union organizing campaign or similar effort is pending or threatened with respect to the Company, any Company Subsidiaries, or any of their employees. Since the Lookback Date and through the date of this Agreement, there are not and have not been any unfair labor practice charges or complaints against the Company or any Company Subsidiaries pending or threatened before the National Labor Relations Board.
 4.11.3
Except as set forth on Section 4.11.3 of the Company Disclosure Schedule, as of the date of this Agreement, there are no Actions pending or, to the knowledge of the Company, threatened against the Company or any Company Subsidiary by any of their respective current or former employees. There are not any pending or, to the knowledge of Company, threatened, charges against the Company, any Company Subsidiary, or any of its employees before the U.S. Equal Employment Opportunity Commission or any state or local agency responsible for the prevention of unlawful employment practices. Except as set forth on Section 4.11.3 of the Company Disclosure Schedule, neither the Company nor any Company Subsidiary has not received any written communication during the Lookback Date through the date of this Agreement of the intent of any Governmental Entity responsible for the enforcement of labor or employment Laws to conduct an investigation of the Company or any Company Subsidiary and, to the knowledge of the Company, no such investigation is in progress.

 4.11.4
The Company and the Company Subsidiaries are and have been since the date that is four years prior to the date hereof in material compliance with all applicable Laws relating to labor and employment, including but not limited to all Laws relating to wages, hours, compensation, meal and rest breaks, wage statements, fringe benefits, termination of employment, employment policies or practices, immigration, terms and conditions of employment, child labor, labor or employee relations, classification of employees, affirmative action, equal employment opportunity and fair employment practices, disability rights or benefits, workers’ compensation, unemployment compensation and insurance, health insurance continuation, whistle-blowing, harassment, discrimination, retaliation or employee safety or health (including regulations and guidance promulgated by applicable healthcare and regulatory authorities related to COVID-19), and neither the Company nor any Company Subsidiary is liable for any arrears of wages, penalties or other sums for failure to comply with any of the foregoing. Each employee of the Company and each Company Subsidiary and any other individual who has provided services with respect to the Company or any Company Subsidiary has been paid (and as of the Closing will have been paid) all wages, bonuses, compensation and other sums owed and due to such individual as of such date in all material respects.

 4.11.5
Except as set forth on Section 4.10.1 of the Company Disclosure Schedule, (i) all Persons employed by the Company or any Company Subsidiary in the United States, or engaged by the Company or any Company Subsidiary as independent contractors in the United States, are employed or engaged at-will or otherwise employed or engaged such that the Company or Company Subsidiary may lawfully terminate their employment or engagement at any time, with or without cause, and (ii) such termination will not give rise to any material liability of the Company or any Company Subsidiary.

 4.11.6
The Company nor any Company Subsidiary has ever incurred liability, penalty or other charge under the Workers Adjustment Retraining and Notification Act, 29 U.S.C. § 2101 et seq., or any comparable state or local Law. No key employee or group of employees has informed the Company or any Company Subsidiary of any plans to terminate his, her or their employment with the Company or any Company Subsidiary as of the date of this Agreement.

4.12
Real Property; Title to Assets

 4.12.1
The Company does not own any real property.

 4.12.2
Section 4.12.2 of the Company Disclosure Schedule lists the street address of each parcel of Leased Real Property, and sets forth a list of each material lease, sublease, and license pursuant to which the Company or any Company Subsidiary leases, subleases or licenses any real property (each, a “Lease”), with the name of the lessor and the date of the Lease in connection therewith and each material amendment to any of the foregoing (collectively, the “Lease Documents”). True, correct and complete copies of all Lease Documents have been made available to SPAC in the Virtual Data Room. (i) There are no Leases, concessions or other contracts granting to any Person other than the Company or Company Subsidiaries the right to use or occupy any real property, and (ii) all such Leases are in full force and effect, are valid and enforceable in accordance with their respective terms, subject to the Remedies Exceptions, and there is not, under any of such Leases, any existing default or event of default (or event which, with notice or lapse of time, or both, would constitute a default) by the Company or any Company Subsidiary or, to the Company’s knowledge, by the other party to such Leases, except those that would not have a Company Material Adverse Effect.

 4.12.3
There are no contractual or legal restrictions that preclude or restrict the ability of the Company or any Company Subsidiary to use any Leased Real Property by such party for the purposes for which it is currently being used, except those that would not have a Company Material Adverse Effect. There are no latent defects or adverse physical conditions affecting the Leased Real Property, and improvements thereon, except those that would not have a Company Material Adverse Effect.

 4.12.4
Each of the Company and the Company Subsidiaries has legal and valid title to, or, in the case of Leased Real Property and assets, valid leasehold or subleasehold interests in, all of its properties and assets, tangible and intangible, real, personal and mixed, used or held for use in its business, free and clear of all Liens other than Permitted Liens, except those that would not have a Company Material Adverse Effect.

 4.12.5
The assets owned by the Company and the Company Subsidiaries and the employees of the Company and the Company Subsidiaries are all of the assets and individuals used by the Company and the Company Subsidiaries with respect to the business of the Company and the Company Subsidiaries as conducted in the Ordinary Course, and such assets and individuals comprise all of the assets, individuals and rights necessary for the ownership and operation of the assets of the Company and the Company Subsidiaries and to carry out the business of the Company and the Company Subsidiaries substantially in the same manner as of the date of this Agreement.

 4.12.6
All of the Asset Credit Support that has provided by, on behalf of, or for the benefit of, the Company or any Company Subsidiary is set forth on Section 4.12.6 of the Company Disclosure Schedule. True, correct and complete copies of such Asset Credit Support have been made available to SPAC. Such Asset Credit Support constitute all of the credit and other contractual support and assurance that the Company or any Company Subsidiary is currently required by any Law (including any Company Permit) or agreement to provide.

4.13
Intellectual Property

 4.13.1
Section 4.13.1 of the Company Disclosure Schedule contains a true, correct and complete list of all of the following that are owned or purported to be owned, used or held for use by the Company and/or the Company Subsidiaries: (i) Registered Intellectual Property constituting Company-Owned IP (showing in each, as applicable, the filing date, date of issuance, expiration date and registration or application number, and registrar); (ii) all contracts or agreements to use any Company-Licensed IP that are material to the business of the Company and/or the Company Subsidiaries as currently conducted (other than (a) unmodified, commercially available, “off-the-shelf” Software with a replacement cost and aggregate annual license and maintenance fees of less than $50,000 and (b) commercially available service agreements to Business Systems that have an individual service or subscription fee of less than $50,000 per annum); and (iii) any Software or Business Systems constituting Company-Owned IP that are either (a) incorporated into or used in connection with the Products or (b) otherwise material to the business of the Company or any Company Subsidiary as currently conducted or as contemplated to be conducted as of the date hereof. The Company IP (x) constitutes all material Intellectual Property rights used in, or necessary for, the operation of the business of the Company and the Company Subsidiaries and (y) is sufficient for the conduct of such business substantially as conducted as of the date of this Agreement and intended to be conducted following the date of this Agreement.
 4.13.2
The Company or one of the Company Subsidiaries solely owns and possesses, free and clear of all Liens (other than Permitted Liens), all right, title and interest in and to the Company-Owned IP and has the right to use pursuant to a valid and enforceable written contract or license, all Company-Licensed IP. All Company-Owned IP is subsisting and valid and enforceable. No loss or expiration of any of the Company-Owned IP is threatened in writing, or, other than upon expiration of its statutory term in the Ordinary Course, pending.

 4.13.3
The Company and each of its applicable Company Subsidiaries have taken and take reasonable actions to maintain, protect and enforce Intellectual Property rights, including the secrecy, confidentiality and value of its trade secrets and other Confidential Information. Neither the Company nor any Company Subsidiaries has disclosed any trade secrets or other Confidential Information that relates to the Products or is otherwise material to the business of the Company and any applicable Company Subsidiaries to any other Person other than pursuant to a written confidentiality agreement under which such other Person agrees to maintain the confidentiality and protect such Confidential Information.

 4.13.4
Except as set forth in Section 4.13.4 of the Company Disclosure Schedule, since the Lookback Date: (i) as of the date of this Agreement, there have been no claims filed and served or threatened in writing, against the Company or any Company Subsidiary, by any Person (a) contesting the validity, use, ownership, enforceability, patentability or registrability of any of the Company IP or (b) alleging any infringement or misappropriation of, or other violation of, any Intellectual Property rights of other Persons (including any unsolicited demands or offers to license any Intellectual Property rights from any other Person); (ii) the operation of the business of the Company and the Company Subsidiaries (including the Products) has not and does not infringe, misappropriate or violate any Intellectual Property rights of other Persons; (iii) no other Person has infringed, misappropriated or violated any of the Company-Owned IP in any material respect; and (iv) neither the Company nor any of the Company Subsidiaries has received written notice of any of the foregoing or received any opinion of counsel regarding the foregoing.

 4.13.5
Except as set forth on Section 4.13.5 of the Company Disclosure Schedule, all Persons who have contributed, developed or conceived any Company-Owned IP have executed valid and enforceable written agreements with the Company or one of the Company Subsidiaries, substantially in the form made available to SPAC in the Virtual Data Room, and pursuant to which such Persons assigned to the Company or the applicable Company Subsidiary all of their entire right, title, and interest in and to any Intellectual Property created, conceived or otherwise developed by such Person in the course of and related to his, her or its relationship with the Company or the applicable Company Subsidiary, without further consideration or any restrictions or obligations whatsoever, including on the use or other disposition or ownership of such Intellectual Property.

 4.13.6
None of the Company, any of the Company Subsidiaries or, to the Company’s knowledge, any other Person is in breach or default of any agreement specified in Section 4.13.1(ii) of the Company Disclosure Schedule.

 4.13.7
Section 4.13.7 of the Company Disclosure Schedule sets forth a list of all Open Source Software that has been used in, incorporated into, integrated or bundled with any Products,

and for each such item of Open Source Software, the manner in which such Open Source Software is used in, incorporated into, integrated or bundled with any Products (including, as applicable, the applicable Product or Products, whether such Open Source Software is modified and whether such Open Source Software is dynamically or statically linked).
 4.13.8
The Company and Company Subsidiaries do not use and have not used any Open Source Software or any modification or derivative thereof (i) in a manner that would grant or purport to grant to any other Person any rights to or immunities under any of the Company IP, or (ii) under any Reciprocal License, to license or provide the source code to any of the Business Systems or Product components for the purpose of making derivative works, or to make available for redistribution to any Person the source code to any of the Business Systems or Product components at no or minimal charge.

4.14
Information Technology

Except as set forth on Section 4.14 of the Company Disclosure Schedule:
 4.14.1
the Business IT is operational and free from known material defects, operates at the Company’s foreseen capacity, is presently maintained, and runs on versions of the software that are still supported for both functional and technical fixes by the Company or the applicable provider or vendor of the applicable software;

 4.14.2
in the past two years, there have been no material failures or performance reductions or breakdowns of any Business IT which have had (or are having) a Company Material Adverse Effect;

 4.14.3
the Information Technology and the databases used by the Company are adequate in all material respects to fulfill the requirements of the operations of its business in the manner, scope, and extent as currently conducted; and

 4.14.4
the Business IT does not contain any “back door”, “drop dead device”, “time bomb”, “Trojan horse”, “virus” or “worm” (as such terms are commonly understood in the software industry) or any other code designed or intended to have, or capable of performing, any of the following functions: (i) materially disrupting, disabling, harming, or otherwise materially impeding in any manner the operation of, or providing unauthorized access to, a computer system or network or other device on which such code is stored or installed, or (ii) damaging, destroying or rendering inaccessible (e.g., through encryption) any data or file without the user’s consent.

4.15
Privacy and Data Protection

Except as set forth on Section 4.15 of the Company Disclosure Schedule and/or as would not be expected to result in a Company Material Adverse Effect:
 4.15.1
since the Lookback Date, the Company has materially complied with all applicable requirements of applicable Data Protection Legislation;

 4.15.2
since the Lookback Date, no Data Protection Authority, and no individual, private party, or organization, has alleged that the Company has failed to comply with Data Protection Legislation, or threatened to conduct an investigation into or take enforcement action against the Company or threatened in writing to initiate a complaint or proceeding against the Company, in each foregoing case, in writing or another duly documented manner;

 4.15.3
the Company has implemented, maintains and has at all times since the Lookback Date complied with a written information security plan, containing commercially reasonable physical, administrative, and technical security measures designed to (a) protect the confidentiality, integrity, and accessibility of the Company’s Business IT, and (b) protect the Personal Data it stores and controls against unauthorized access, modification, disclosure, or use, in a manner appropriate to the risks involved in the processing of the Personal Data and in compliance with applicable Data Protection Legislation and the Company’s internal policies. Without limiting the generality of the foregoing, such measures may include, as appropriate: (i) periodic testing of data security measures and prompt remediation of any critical or severe vulnerabilities identified; (ii) training of all employees who handle Personal Data, with requirements that all such employees and contractors are contractually bound to written non-disclosure obligations; (iii) execution of written agreements with any third party or subcontractor that processes Personal Data on behalf of the Company; (iv) incident response plans and procedures; (v) a privacy governance program led by a dedicated team responsible for data protection; (vi) encryption of Personal Data transmitted over unsecured networks; (vii) complexity, history, expiration, and/or lockout requirements for employee passwords; (viii) role-based access to Personal Data for employees; or (ix) event logging;
4.15.4
the Company’s privacy policies materially comply with the requirements of applicable Data Protection Legislation and have been communicated to all relevant individuals or posted at the point of collection of Personal Data by the Company. The Company’s privacy policies disclose how the Company collects, uses, retains, and discloses Personal Data it collects in accordance with applicable Data Protection Legislation. The Company’s privacy policies have been updated within the twelve (12) months prior to the date hereof;

4.15.5
the Company has put in place appropriate and reasonable policies and procedures, including self-assessment processes to identify and minimize risk when processing Personal Data, with respect to compliance with the requirements of applicable Data Protection Legislation;

4.15.6
the Company has taken commercially reasonable steps to ensure that all vendors, third-party service providers, and contractors, or other persons who process, store, or otherwise handle Personal Data for or on behalf of the Company have agreed to materially comply with applicable Data Protection Legislation and taken reasonable steps to protect and secure Personal Data form loss, theft, misuse, or unauthorized access, use, modification, or disclosure;

4.15.7
the Company reviews its data retention periods for Personal Data on a regular basis;

4.15.8
the Company has policies in place designed to ensure that all cross-border transfers of Personal Data comply with Data Protection Legislation;

4.15.9
the Company has complied with and fulfilled all bona fide, verified requests made by individuals regarding the exercise of data subject rights under the Data Protection Legislation, and there are no such requests outstanding at the date of this Agreement; and

4.15.10
Except as disclosed in Section 4.15.10 of the Company Disclosure Schedule, for the past three (3) years, the Company has not become aware of or reasonably suspected any material Security Breach requiring notice to impacted individuals or Data Protection Authorities, and to the Company’s knowledge, no vendor or service provider has experienced a material Security Breach affecting Company Personal Data and requiring notice to impacted individuals or Data Protection Authorities.

4.16
Taxes

 4.16.1
Except as set forth on Section 4.16.1 of the Company Disclosure Schedule, since the date that is four years prior to the date hereof, all income Tax Returns, and all other material Tax Returns required to be filed by the Company and each of the Company Subsidiaries have been duly and timely filed (taking into account any extension of time to file), and all such Tax Returns are true, correct and complete in all material respects.

 4.16.2
Except as set forth on Section 4.16.2 of the Company Disclosure Schedule, since the date that is four years prior to the date hereof, all material Taxes that are required to be paid by the Company and each of the Company Subsidiaries (whether or not shown on any Tax Return) have been timely paid in full to the appropriate Taxing Authority.

 4.16.3
Except as set forth on Section 4.16.3 of the Company Disclosure Schedule, the Company and the Company Subsidiaries have provided adequate reserves in accordance with GAAP in the Interim Financial Information for any material Taxes of the Company or any Company Subsidiary as of the date of the Interim Financial Information that have not been paid.

4.16.4
Since the date that is four years prior to the date hereof, no outstanding claim, assessment or deficiency against the Company or any of the Company Subsidiaries for any material Taxes has been asserted or threatened in writing by any Taxing Authority.

4.16.5
No audit, examination, investigation, litigation or other administrative or judicial proceeding in respect of Taxes or Tax matters is pending, being conducted, or has been announced or threatened in writing since the date that is four years prior to the date hereof, with respect to the Company or any Company Subsidiary;

4.16.6
Since the date that is four years prior to the date hereof, neither the Company nor any Company Subsidiary has received written notice of any claim from a Taxing Authority in a jurisdiction in which the Company or any Company Subsidiary does not file Tax Returns stating that the Company or any Company Subsidiary is or may be subject to Tax in such jurisdiction.

4.16.7
Since the date that is four years prior to the date hereof, neither the Company nor any Company Subsidiary has waived any statute of limitations with respect to Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency (other than pursuant to customary extensions of the due date for filing a Tax Return obtained in the Ordinary Course of business).

4.16.8
Except as set forth on Section 4.16.8 of the Company Disclosure Schedule, there are no Liens or encumbrances for material Taxes upon any of the assets of the Company or any Company Subsidiary except for Permitted Liens.

4.16.9
Since the date that is four years prior to the date hereof, the Company and the Company Subsidiaries have withheld or collected and timely paid to the appropriate Taxing Authority all material Taxes required to have been withheld or collected and paid in connection with any amounts paid or owing to any current or former employee, independent contractor, creditor, equityholder or other Person, and, to the Company’s knowledge, the Company and the Company Subsidiaries have in all material respects complied with applicable Tax Laws relating to the payment and withholding of Taxes.

4.16.10
Neither the Company nor any Company Subsidiary is a party to, or bound by, any Tax indemnity, Tax sharing or Tax allocation agreement or similar contract or arrangement, in each case, other than any agreement, contract or arrangement entered into in the Ordinary Course and the primary purpose of which does not relate to Taxes.

4.16.11
Neither the Company nor any Company Subsidiary has any material liability for the Taxes of any Person (other than the Company or any Company Subsidiary) as a result of being a member of an affiliated, aggregate, combined, consolidated or unitary Tax group, fiscal unity or unified group (including pursuant to Treasury Regulation Section 1.1502-6 or any similar provision of state, local or non-U.S. Law), as a transferee or successor, by contract (other than a contract entered into in the Ordinary Course and the primary purpose of which does not relate to Taxes) or otherwise.

4.16.12
Neither the Company nor any Company Subsidiary is a party to any material ruling, closing agreement, or similar agreement or arrangement with a Taxing Authority and neither the Company nor any Company Subsidiary has any request for a material ruling in respect of Taxes pending between the Company or any Company Subsidiary, on the one hand, and any Taxing Authority, on the other hand.

4.16.13
The Company has made available to SPAC true, correct and complete copies of (i) all U.S. federal income Tax Returns filed by the Company for any taxable period ending on or after December 31, 2018, and (ii) all audit or examination reports, notices of proposed adjustments, statements of deficiencies or similar correspondence received by or with respect to the Company or any Company Subsidiary for any taxable period ending on or after December 31, 2018.

4.16.14
Neither the Company nor any Company Subsidiary has been a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

4.16.15
The Company and any Company Subsidiary created or organized in the United States or under the Laws of the United States or of any United States state is, and has been since the date that is four years prior to the date hereof, classified as a corporation for U.S. federal income tax purposes.

4.16.16
Except as set forth on Section 4.16.16 of the Company Disclosure Schedule, neither the Company nor any Company Subsidiary has within the last two years distributed the Equity Interests of another Person, or has had its Equity Interests distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Section 355 or Section 361 of the Code.

4.16.17
Except as set forth on Section 4.16.17 of the Company Disclosure Schedule, neither the Company nor any Company Subsidiary is a resident for income tax purposes or has a permanent establishment (within the meaning of the applicable Tax treaty or convention) in a country other than the country in which it is organized.

4.16.18
Except as set forth on Section 4.16.18 of the Company Disclosure Schedule, the Company and each Company Subsidiary is in compliance with all applicable transfer pricing Laws, including the execution and maintenance of contemporaneous documentation substantiating the transfer pricing practice and methodology where material flows are involved. The prices for any property or service (or for the use of any property), including interest and other prices for financial services, provided by or to the Company or any Subsidiary are arm’s length prices for purposes of the relevant transfer pricing Laws, including Treasury Regulations promulgated under Section 482 of the Code.

4.17
Material Contracts

 4.17.1
Section 4.17.1 of the Company Disclosure Schedule lists, as of the date of this Agreement, the following types of contracts and agreements to which the Company or any Company Subsidiary is a party (such contracts and agreements as are required to be set forth on Section 4.17.1 of the Company Disclosure Schedule being the “Material Contracts”):

(i)
each contract and agreement with consideration paid or payable to or by the Company or any of the Company Subsidiaries of more than $2,750,000, in the aggregate, over the twelve (12)-month period prior to the date hereof;

(ii)
each contract and agreement with the Company’s top ten (10) customers and top ten (10) Suppliers based on the aggregate amounts paid by or to the Company, as applicable, and the Company Subsidiaries, in the twelve (12)-month period ending on the date hereof;

(iii)
each agreement to which the Company or any Company Subsidiary is a party (other than this Agreement) that is of a type that would be required to be included as an exhibit to a registration statement on Form S-1 pursuant to Items 601(b)(2), (4), (9) or (10) of Regulation S-K of the SEC if such a registration statement was filed by the Company on the date of this Agreement;

(iv)
all management contracts (excluding contracts for employment) and contracts with other consultants, in each case, with compensation paid or payable by the Company or any Company Subsidiary of more than $250,000, in the aggregate, over any twelve (12)-month period;

(v)
all broker, distributor, dealer, manufacturer’s representative, franchise, agency, sales promotion, market research, marketing consulting and advertising contracts and agreements to which the Company or any Company Subsidiary is a party that provide for payments by the Company or any Company Subsidiary or to the Company or any Company Subsidiary in excess of $250,000, in the aggregate, over any twelve (12)-month period;
(vi)
each contract and agreement (a) with any of the Affiliates of the Company or (b) pursuant to which the Company or any Company Subsidiary receives any “preferred pricing” or similar benefit that is utilized by the Company or any Company Subsidiary in the Ordinary Course;

(vii)
all contracts or agreements under which the Company has paid royalties or other amounts calculated based upon the revenues or income of the Company or any Company Subsidiary, or income or revenues related to any Product of the Company or any Company Subsidiary to which the Company or any Company Subsidiary is a party, in the twelve (12)-month period ending on the date hereof;

(viii)
all contracts and agreements evidencing Indebtedness, and any pledge agreements, security agreements or other collateral agreements in which the Company or any Company Subsidiary granted to any Person a security interest in or Lien on any of the property or assets of the Company or any Company Subsidiary, and all agreements or instruments guaranteeing the debts or other obligations of any Person;

(ix)
all leases or master leases of personal property reasonably likely to result in annual payments of $100,000 or more in a twelve (12)-month period;

(x)
all partnership, joint venture or similar agreements;

(xi)
all contracts and agreements with any Governmental Authority to which the Company or any Company Subsidiary is a party, other than any Company Permits;

(xii)
all contracts and agreements that limit, or purport to limit, the ability of the Company or any Company Subsidiary to compete in any line of business or with any Person or entity or in any geographic area or during any period of time, excluding customary confidentiality agreements and agreements that contain customary confidentiality clauses;

(xiii)
all contracts involving use of any Company-Licensed IP required to be listed in Section 4.13.1 of the Company Disclosure Schedule;

(xiv)
contracts which involve the license or grant of rights to Company-Owned IP by the Company;

(xv)
all contracts or arrangements that result in any person or entity holding a power of attorney from the Company or any Company Subsidiary that relates to the Company, any Company Subsidiary or their respective business;

(xvi)
all contracts or agreements under which the Company has agreed to purchase goods or services from a vendor, Supplier or other Person on a preferred supplier or “most favored supplier” basis;

(xvii)
agreement for the development of Company-Owned IP for the benefit of the Company; and

(xviii)
 all contracts and agreements involving any resolution or settlement of any actual or threatened Action or other dispute which require payment in excess of $100,000 or impose continuing obligations on the Company or any Company Subsidiary, including injunctive or other non-monetary relief.

 4.17.2
(i) Each Material Contract is a legal, valid and binding obligation of the Company or the Company Subsidiaries and, to the knowledge of the Company, the other parties thereto, and neither the Company nor any Company Subsidiary is in breach or violation of, or default under, any Material Contract nor has any Material Contract been canceled by the other party; (ii) to the Company’s knowledge, no other party is in breach or violation of, or default under, any Material Contract; and (iii) the Company and the Company Subsidiaries have not received any written or, to the knowledge of the Company, oral claim of default under any such Material Contract. No party to a Material Contract has given written notice of or, to the knowledge of the Company, threatened (a) any potential exercise of termination rights with respect to any Material Contract or (b) any non-renewal or modification of any Material Contract, except, in each case of the foregoing (i) through (iii) above, for any such conflicts, violations, breaches, defaults or other occurrences which would not be expected to be material to the Company and the Company Subsidiaries, taken as a whole.
 4.17.3
The Company has furnished or made available to SPAC in the Virtual Data Room true and complete copies of all Material Contracts, including amendments thereto that are material in nature.

4.18
Insurance

 4.18.1
Section 4.18.1 of the Company Disclosure Schedule sets forth, with respect to each material insurance policy under which the Company or any Company Subsidiary is an insured (the “Insurance Policies”), a named insured or otherwise the principal beneficiary of coverage as of the date of this Agreement (i) the names of the insurer, the principal insured and each named insured, (ii) the policy number, (iii) the period, scope and amount of coverage and (iv) to the extent stated in such Insurance Policy, the premium most recently charged.

 4.18.2
With respect to each such Insurance Policy, and except as would not be expected to be material to the Company and the Company Subsidiaries, taken as a whole: (i) the policy is legal, valid, binding and enforceable in accordance with its terms (subject to the Remedies Exceptions) and, except for policies that have expired under their terms in the Ordinary Course, is in full force and effect; (ii) neither the Company nor any Company Subsidiary is in breach or default (including any such breach or default with respect to the payment of premiums or the giving of notice), and no event has occurred which, with notice or the lapse of time, would constitute such a breach or default, or permit termination or modification, under the policy; and (iii) to the knowledge of the Company, no insurer on the policy has been declared insolvent or placed in receivership, conservatorship or liquidation.

4.19
Board Approval; Vote Required

The approval of Seller is the only corporate approval necessary for the Company to adopt this Agreement and approve the Transactions. Prior to the date hereof, Seller, as sole stockholder of the Company, has approved and adopted this Agreement and the Transactions by written consent, which has not subsequently been rescinded or modified in any way.
4.20
Certain Business Practices

 4.20.1
The Company and the Company Subsidiaries, their respective officers and directors, and, to the knowledge of the Company, any agents or other third-party representatives acting on behalf of the Company or any Company Subsidiary, are currently, and for the past three (3) years have been, in compliance with all applicable Sanctions and Ex-Im Laws. Neither the Company nor any Company Subsidiary, nor any of their respective officers, directors, or employees, nor, to the knowledge of the Company, any agents or other third-party representatives acting on behalf of the Company or any Company Subsidiary, are currently, or have been since the Lookback Date: (i) a Sanctioned Person; (ii) organized, resident, or located in a Sanctioned Country; (iii) operating, conducting business, or participating in any transaction in any Sanctioned Country, to the extent such activities violate applicable Sanctions or Ex-Im Laws; or (iv) to the knowledge of the Company, engaging in dealings with any Sanctioned Person, to the extent such activities violate applicable Sanctions or Ex-Im Laws.

 4.20.2
(i) The Company and the Company Subsidiaries, and their respective officers, directors, employees and, to the knowledge of the Company, any agents or other third-party representatives to the extent they act on behalf of the Company or any Company Subsidiary, are currently, and for the past three (3) years have been, in compliance in all material respects with all applicable Anti-Corruption Laws, and (ii) neither the Company nor any Company Subsidiary, nor any of their respective officers, directors, or employees nor, to the knowledge of the Company, any agents or other third-party representatives acting on behalf of the Company or any Company Subsidiary, has, directly or indirectly, corruptly offered, paid, given, promised to pay or give, or authorized the payment or giving of any money or anything of value to any officer or employee of any government, or any department, agency or instrumentality thereof, any public international organization (such as the World Bank or the United Nations) or foreign political party, or to any Person acting on behalf of such government, department, agency, instrumentality, public international organization, or foreign political party (“Government Official”), or to any political official or candidate for political office, in order to influence decisions of such Government Official or political official or candidate, or to induce such Government Official or political official or candidate to take or omit to take any action, to secure any improper business advantage, or for any other prohibited purpose (within the meaning of applicable Anti-Corruption Laws), or to any other Person for a prohibited purpose (within the meaning of applicable Anti-Corruption Laws).
4.21
Interested Party Transactions

Except as set forth on Section 4.21 of the Company Disclosure Schedule and for employment relationships and the payment of compensation, benefits and expense reimbursements and advances in the Ordinary Course: (i) no director, officer or other Affiliate of the Company or any Company Subsidiary has or has had, directly or indirectly: (a) an economic interest in any Person that has furnished or sold, or furnishes or sells, services or Products that the Company or any Company Subsidiary furnishes or sells, or proposes to furnish or sell; (b) an economic interest in any Person that purchases from or sells or furnishes any goods or services to the Company or any Company Subsidiary; or (c) a beneficial interest in any Material Contract; and (ii) the Company and the Company Subsidiaries have not (a) extended or maintained credit, arranged for the extension of credit or renewed an extension of credit in the form of a personal loan to or for any director or executive officer (or equivalent thereof) of the Company, or (b) materially modified any term of any such extension or maintenance of credit.
4.22
Exchange Act

Neither the Company nor any Company Subsidiary is currently (nor has it previously been) subject to the requirements of Section 12 of the Exchange Act.
4.23
Brokers

Except as set forth on Section 4.23 of the Company Disclosure Schedule, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Transactions based upon arrangements made by or on behalf of the Company or any of its Affiliates. The Company has provided SPAC with a true and complete copy of all contracts, agreements and arrangements, including its engagement letter, between the Company and any entity listed on Section 4.23 of the Company Disclosure Schedule, other than those that have expired or terminated and as to which no further services are contemplated thereunder to be provided in the future.
4.24
The Company’s Investigation and Reliance

The Company is a sophisticated party and has made its own independent investigation, review and analysis regarding SPAC, New Holdco, New SPAC and the Transactions, which investigation, review and analysis were conducted by the Company together with expert advisors, including legal counsel, that it has engaged for such purpose. The Company and its Representatives have been provided with full and complete access to the Representatives, properties, offices, plants and other facilities, books and records of SPAC, New Holdco and New SPAC and other information that they have requested in connection with their investigation of SPAC, New Holdco and New SPAC and the Transactions. The Company is not relying on any statement, representation or warranty, oral or written, express or implied, made by SPAC, New Holdco, New SPAC or any of their respective Representatives, except as expressly set forth in Article 5 (as modified by the SPAC Disclosure Schedules or SPAC SEC Reports)

or in any certificate delivered by SPAC, New Holdco or New SPAC pursuant to this Agreement. None of SPAC, New Holdco, New SPAC, nor any of their respective stockholders, Affiliates or Representatives shall have any liability to the Company or any of its respective shareholders, stockholders or other equityholders (as applicable), Affiliates or Representatives resulting from the use of any information, documents or materials made available to the Company or any of its Representatives, whether orally or in writing, in any confidential information memoranda, “data rooms,” management presentations, due diligence discussions or in any other form in expectation of the Transactions. The Company acknowledges that none of SPAC, New Holdco, New SPAC, nor any of their stockholders, Affiliates or Representatives is making, directly or indirectly, any representation or warranty with respect to any estimates, projections or forecasts involving SPAC, New Holdco or New SPAC.
4.25
Exclusivity of Representations and Warranties

Except as otherwise expressly provided in this Article 4 (as modified by the Company Disclosure Schedule), the Company hereby expressly disclaims and negates any other express or implied representation or warranty whatsoever (whether at Law or in equity) with respect to the Company, its Affiliates, and any matter relating to any of them, including their affairs, the condition, value or quality of the assets, liabilities, financial condition or results of operations, or with respect to the accuracy or completeness of any other information made available to SPAC, its Affiliates or any of their respective Representatives by, or on behalf of, the Company, and any such representations or warranties are expressly disclaimed. Without limiting the generality of the foregoing, except as expressly set forth in this Agreement (as modified by the Company Disclosure Schedule) or in any certificate delivered by the Company pursuant to this Agreement, neither the Company nor any other Person on behalf of the Company has made or makes any representation or warranty, whether express or implied, with respect to any projections, forecasts, estimates or budgets made available to SPAC, its Affiliates or any of their respective Representatives of future revenues, future results of operations (or any component thereof), future cash flows or future financial condition (or any component thereof) of the Company (including the reasonableness of the assumptions underlying any of the foregoing), whether or not included in any management presentation or in any other information made available to SPAC, its Affiliates or any of their respective Representatives or any other Person, and any such representations or warranties are expressly disclaimed.
5
Representations and Warranties of SPAC, New Holdco and New SPAC

Except as set forth in the SPAC’s disclosure schedule delivered by SPAC in connection with this Agreement (the “SPAC Disclosure Schedule”), the SPAC SEC Reports (to the extent the qualifying nature of such disclosure is readily apparent from the content of such SPAC SEC Reports, but excluding disclosures referred to in “Forward-Looking Statements”, “Risk Factors” and any other disclosures therein to the extent they are of a predictive or cautionary nature or related to forward-looking statements, and provided, further, that nothing disclosed in such a SPAC SEC Report will be deemed to modify or qualify the representations and warranties set forth in Section 5.1, Section 5.2, Section 5.4, Section 5.12 and Section 5.16, SPAC, New Holdco and New SPAC jointly and severally hereby represent and warrant to Seller as follows:
5.1
Corporate Organization

 5.1.1
Each of SPAC, New Holdco and New SPAC is an exempted company, corporation or limited liability company, as applicable, duly organized, validly existing and in good standing under the Laws of the jurisdiction of its incorporation or formation, as applicable, and has the requisite corporate or limited liability company power and authority and all necessary governmental approvals to own, lease and operate its properties and to carry on its business as it is now being conducted, except where the failure to have such power, authority and governmental approvals would not be a SPAC Material Adverse Effect.

 5.1.2
New Holdco and New SPAC are the only Subsidiaries of SPAC. Except for New Holdco and New SPAC, SPAC does not directly or indirectly own any equity or similar interest in, or any interest convertible into or exchangeable or exercisable for any equity or similar interest in, any corporation, partnership, joint venture or business association or other Person.

5.2
Organizational Documents

Each of SPAC, New Holdco and New SPAC has heretofore furnished to the Company complete and correct copies of the SPAC Organizational Documents relevant to them. The SPAC Organizational Documents are in full force and effect. None of SPAC, New Holdco or New SPAC is in violation of any of the provisions of the SPAC Organizational Documents relevant to them.
5.3
Capitalization

 5.3.1
The authorized share capital of SPAC consists of (i) 200,000,000 SPAC Class A Ordinary Shares, (ii) 20,000,000 SPAC Founders Shares and (iii) 1,000,000 preference shares, par value $0.0001 per share (“SPAC Preferred Shares”). As of the date of this Agreement (i) 37,950,000 SPAC Class A Ordinary Shares are issued and outstanding, all of which are validly issued, fully paid and non-assessable and not subject to any preemptive rights, (ii) 9,487,000 SPAC Founders Shares are issued and outstanding, all of which are validly issued, fully paid and non-assessable and not subject to any preemptive rights, (iii) no SPAC Class A Ordinary Shares or SPAC Founders Shares are held in the treasury of SPAC, (iv) 19,776,667 SPAC Warrants are issued and outstanding, and (v) 7,126,667 SPAC Class A Ordinary Shares are reserved for future issuance pursuant to the SPAC Warrants. As of the date of this Agreement, there are no shares of SPAC Preferred Shares issued and outstanding. Each SPAC Warrant is exercisable for one SPAC Class A Ordinary Share at an exercise price of $11.50, subject to the terms of such SPAC Warrant and the SPAC Warrant Agreement. The SPAC Founders Shares will convert into SPAC Class A Ordinary Shares at the Closing pursuant to the terms of the SPAC Articles of Association.

 5.3.2
As of the date of this Agreement, the New Holdco Common Stock are the only issued and outstanding Equity Interests in New Holdco and SPAC owns 100 per cent of the New Holdco Common Stock free and clear of all Liens, options, rights of first refusal and limitations on voting or transfer rights other than transfer restrictions under applicable securities laws and New Holdco’s organizational documents. All such New Holdco Common Stock are validly issued, fully paid and non-assessable. All such New Holdco Common Stock have been issued and granted in compliance in all material respects with (i) applicable securities Laws and other applicable Law and (ii) all preemptive rights and other requirements set forth in applicable contracts to which New Holdco is a party and the organizational documents of New Holdco.

 5.3.3
As of the date of this Agreement, the New SPAC Interests are the only issued and outstanding Equity Interests in New SPAC and New Holdco owns 100 per cent of the New SPAC Interests free and clear of all Liens, options, rights of first refusal and limitations on voting or transfer rights other than transfer restrictions under applicable securities laws and New SPAC’s organizational documents. All such New SPAC Interests are validly issued, fully paid and non-assessable. All such Equity Interests have been issued and granted in compliance in all material respects with (i) applicable securities Laws and other applicable Law and (ii) all preemptive rights and other requirements set forth in applicable contracts to which New SPAC is a party and the organizational documents of New SPAC.

 5.3.4
All outstanding SPAC Class A Ordinary Shares, SPAC Founders Shares and SPAC Warrants have been issued and granted in compliance in all material respects with all applicable securities laws and other applicable Laws and were issued free and clear of all Liens other than transfer restrictions under applicable securities laws and the SPAC Articles of Association.

 5.3.5
Except for the Subscription Agreements, this Agreement, the SPAC Warrants and the SPAC Founders Shares, or as set forth on Section 5.3.5 of the SPAC Disclosure Schedule, SPAC has not issued any options, warrants, preemptive rights, calls, convertible securities or other rights, agreements, arrangements or commitments of any character relating to the issued or unissued share capital of SPAC or obligating SPAC to issue or sell any share capital of, or other Equity Interests in, SPAC. All SPAC Class A Ordinary Shares and SPAC Founders Shares subject to issuance as aforesaid, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, will be duly authorized, validly issued, fully paid and non-assessable. Neither SPAC nor any Subsidiary of SPAC is a party to, or otherwise bound by, and neither SPAC nor any Subsidiary of SPAC has granted, any equity appreciation rights, participations, phantom equity or similar rights. Except for the Transaction Support Agreement and any other agreement set forth in the SPAC SEC Reports, SPAC is not a party to any voting trusts, voting agreements, proxies, shareholder agreements or other agreements with respect to the voting or transfer of SPAC Ordinary Shares or any of the Equity Interests or other securities of SPAC or any of its Subsidiaries. Except with respect to the Redemption Rights and the SPAC Warrants, there are no outstanding contractual obligations of SPAC to repurchase, redeem or otherwise acquire any shares of SPAC Ordinary Shares. There are no outstanding contractual obligations of SPAC to make any investment (in the form of a loan, capital contribution or otherwise) in any Person.
 5.3.6
Except for the Subscription Agreements and as otherwise set forth in this Agreement, there are no options, warrants, preemptive rights, calls, convertible securities, conversion rights or other rights, agreements, arrangements or commitments of any character relating to the issued or unissued capital stock or other Equity Interests of New Holdco or New SPAC or obligating New Holdco or New SPAC to issue or sell any shares of capital stock of, or other equity or voting interests in, or any securities convertible into or exchangeable or exercisable for shares of capital stock, or other equity or other voting interests in, New Holdco or New SPAC. As of the date of this Agreement, neither New Holdco or New SPAC is a party to, or otherwise bound by, and neither New Holdco or New SPAC has granted, any equity appreciation rights, participations, phantom equity, restricted shares, restricted share units, performance shares, contingent value rights or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock of, or other securities or ownership interests in, New Holdco or New SPAC. As of the date of this Agreement, there are no voting trusts, voting agreements, proxies, shareholder agreements or other agreements to which New Holdco or New SPAC is a party or, to the SPAC’s knowledge, among any holder of Equity Interests to which New Holdco or New SPAC is not a party, with respect to the voting or transfer of such Equity Interests.

5.4
Authority Relative to This Agreement

Each of SPAC, New Holdco and New SPAC has all necessary corporate or limited liability company power and authority, as applicable, to execute and deliver this Agreement and, subject to the receipt of SPAC Shareholder Approval, to perform its obligations hereunder and to consummate the Transactions. The execution and delivery of this Agreement by each of SPAC, New Holdco and New SPAC and the consummation by each of SPAC, New Holdco and New SPAC of the Transactions have been duly and validly authorized by all necessary corporate or limited liability company action, as applicable, and no other corporate or limited liability company proceedings on the part of SPAC, New Holdco or New SPAC are necessary to authorize this Agreement or to consummate the Transactions (other than the receipt of the SPAC Shareholder Approval). This Agreement has been duly and validly executed and delivered by SPAC, New Holdco and New SPAC and, assuming due authorization, execution and delivery by Seller and the Company, constitutes a legal, valid and binding obligation of SPAC, New Holdco or New SPAC, enforceable against SPAC, New Holdco or New SPAC in accordance with its terms subject to the Remedies Exceptions.
5.5
No Conflict; Required Filings and Consents

 5.5.1
The execution and delivery of this Agreement by each of SPAC, New Holdco and New SPAC does not, and the performance of this Agreement by each of SPAC, New Holdco and New SPAC will not, subject to receipt of the SPAC Shareholder Approval, (i) conflict with or violate the relevant SPAC Organizational Documents, (ii) assuming that all consents, approvals, authorizations, expiration or termination of waiting periods and other actions described in Section 5.5.2 have been obtained and all filings and obligations described in Section 5.5.2 have been made, conflict with or violate any Law applicable to each of SPAC, New Holdco or New SPAC or by which any of their property or assets is bound or affected, or (iii) result in any breach of, or constitute a default (or an event which, with notice or lapse of time or both, would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien on any property or asset of each of SPAC, New Holdco or New SPAC pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which each of SPAC, New Holdco or New SPAC is a party or by which each of SPAC, New Holdco or New SPAC or any of their property or assets is bound or affected, except, with respect to clauses (ii) and (iii) above, for any such conflicts, violations, breaches, defaults or other occurrences which would not have or reasonably be expected to have a SPAC Material Adverse Effect.
 5.5.2
The execution and delivery of this Agreement by each of SPAC, New Holdco and New SPAC do not, and the performance of this Agreement by each of SPAC, New Holdco and New SPAC will not, require any consent, approval, authorization or permit of, or filing with or notification to, or expiration or termination of any waiting period by, any Governmental Authority, except (i) for applicable requirements, if any, of the Exchange Act, the Securities Act, Blue Sky Laws and state takeover Laws, the pre-merger notification requirements of the HSR Act, the NSIA, the PRC National Security Laws, filing and recordation of appropriate merger documents as required by Cayman Islands Companies Act, and any Other Approvals; and (ii) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not, individually or in the aggregate, prevent SPAC, New Holdco or New SPAC from performing its material obligations under this Agreement.

5.6
Compliance

None of SPAC, New Holdco or New SPAC is or has been in conflict with, or in default, breach or violation of, (i) any Law applicable to SPAC, New Holdco or New SPAC or by which any property or asset of SPAC, New Holdco or New SPAC is bound or affected, or (ii) any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which SPAC, New Holdco or New SPAC is a party or by which SPAC, New Holdco or New SPAC or any property or asset of SPAC, New Holdco or New SPAC is bound, except, in each case, for any such conflicts, defaults, breaches or violations that would not have or reasonably be expected to have a SPAC Material Adverse Effect. Each of SPAC, New Holdco and New SPAC is in possession of all material franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, approvals and orders of any Governmental Authority necessary for SPAC, New Holdco or New SPAC to own, lease and operate its properties or to carry on its business as it is now being conducted.
5.7
SEC Filings; Financial Statements; Sarbanes-Oxley

 5.7.1
SPAC has filed all forms, reports, schedules, statements and other documents, including any exhibits thereto, required to be filed by it with the Securities and Exchange Commission (the “SEC”) since January 21, 2021, together with any amendments, restatements or supplements thereto (collectively, the “SPAC SEC Reports”). SPAC has heretofore furnished to the Company true and correct copies of all amendments and modifications that have not been filed by SPAC with the SEC to all agreements, documents and other instruments that previously had been filed by SPAC with the SEC and are currently in effect. As of their respective dates, the SPAC SEC Reports (i) complied in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act, and the rules and regulations promulgated thereunder, and (ii) did not, at the time they were filed, or, if amended, as of the date of such amendment, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein not misleading, in the case of any SPAC SEC Report that is a registration statement, or include any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading, in the case of any other SPAC SEC Report. Each director and executive officer of SPAC has filed with the SEC on a timely basis all documents required with respect to SPAC by Section 16(a) of the Exchange Act and the rules and regulations thereunder.

5.7.2
Each of the financial statements (including, in each case, any notes thereto) contained in the SPAC SEC Reports was prepared in accordance with GAAP (applied on a consistent basis) and Regulation S-X and Regulation S-K, as applicable, throughout the periods indicated (except as may be indicated in the notes thereto or, in the case of unaudited financial statements, as permitted by Form 10-Q of the SEC) and each fairly presents, in all material respects, the financial position, results of operations, changes in shareholders equity and cash flows of SPAC as at the respective dates thereof and for the respective periods indicated therein (subject, in the case of unaudited statements, to normal and recurring year-end adjustments which have not had, and would not reasonably be expected to individually or in the aggregate be material). SPAC has no off-balance sheet arrangements that are not disclosed in the SPAC SEC Reports.

5.7.3
Except as and to the extent set forth in the SPAC SEC Reports, none of SPAC, New Holdco or New SPAC has any liability or obligation of a nature (whether accrued, absolute, contingent or otherwise) required to be reflected on a balance sheet prepared in accordance with GAAP, except for (i) liabilities incurred in the Ordinary Course, (ii) liabilities for fees and expenses incurred in connection with the transactions contemplated by this Agreement and (iii) such other liabilities and obligations which are not, individually or in the aggregate, reasonably expected to be material to SPAC, New Holdco or New SPAC, taken as a whole.

5.7.4
SPAC is in compliance in all material respects with the applicable listing and corporate governance rules and regulations of Nasdaq.

5.7.5
SPAC has established and maintains disclosure controls and procedures (as defined in Rule 13a-15 under the Exchange Act) that effectively fulfill the purposes for which they were designed and implemented.

5.7.6
SPAC maintains systems of internal control over financial reporting that are sufficient to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. SPAC has delivered to the Company a true and complete copy of any disclosure (or, if unwritten, a summary thereof) by any representative of SPAC to SPAC’s independent auditors relating to any material weaknesses in internal controls and/or any significant deficiencies in the design or operation of internal controls that would adversely affect the ability of SPAC to record, process, summarize and report financial data. SPAC has no knowledge of any fraud or whistle-blower allegations, whether or not material, that involve management or other employees or consultants who have or had a significant role in the internal control over financial reporting of SPAC. Since January 21, 2021, there have been no material changes in SPAC’s internal control over financial reporting.

5.7.7
There are no outstanding loans or other extensions of credit made by SPAC to any executive officer (as defined in Rule 3b-7 under the Exchange Act) or director of SPAC, and SPAC has not taken any action prohibited by Section 402 of the Sarbanes-Oxley Act.

5.7.8
Neither SPAC (including any employee thereof) nor SPAC’s independent auditors has identified or been made aware of (i) any significant deficiency or material weakness in the system of internal accounting controls utilized by SPAC, (ii) any fraud, whether or not material, that involves SPAC’s management or other employees who have a role in the preparation of financial statements or the internal accounting controls utilized by SPAC or (iii) any claim or allegation regarding any of the foregoing.

5.7.9
As of the date hereof, there are no outstanding SEC comments from the SEC with respect to the SPAC SEC Reports. To the knowledge of SPAC, none of the SPAC SEC Reports filed on or prior to the date hereof is subject to ongoing SEC review or investigation as of the date hereof.

5.7.10
Notwithstanding anything to the contrary in this Section 5.7, no representation or warranty is made in this Agreement as to the accounting treatment of the SPAC Warrants.

5.8
Absence of Certain Changes or Events

Since January 1, 2021, except as expressly contemplated by this Agreement, SPAC has conducted its business in all material respects in the Ordinary Course.
5.9
Absence of Litigation

There is no Action pending or, to the knowledge of SPAC, threatened against SPAC, or any property or asset of SPAC, before any Governmental Authority. Neither SPAC nor any material property or asset of SPAC is subject to any continuing order of, consent decree, settlement agreement or other similar written agreement with, or, to the knowledge of SPAC, continuing investigation by, any Governmental Authority.
5.10
Board Approval; Vote Required

 5.10.1
The SPAC Board, by unanimous written resolution, has duly resolved (i) that this Agreement and the transactions contemplated by this Agreement are fair to and in the best interests of SPAC and its shareholders, (ii) this Agreement and the Transactions be approved and declared their advisability, (iii) to recommend to the shareholders of SPAC that they approve and authorize this Agreement and the Transactions, and that this Agreement and the Transactions be submitted for consideration by the shareholders of SPAC at the SPAC Shareholders’ Meeting.

 5.10.2
The only vote of the holders of any class of share capital of SPAC necessary to approve the transactions contemplated by this Agreement is the affirmative vote (in person or by proxy) of (x) the holders of a simple majority of the issued and outstanding SPAC Ordinary Shares entitled to vote and actually cast thereon in favor of the Ordinary Resolution Proposals and (y) the holders of at least two-thirds (2/3) of the issued and outstanding SPAC Ordinary Shares entitled to vote and actually cast thereon in favor of the Special Resolution Proposal (such affirmative votes, together, the “SPAC Shareholder Approval”).

 5.10.3
The board of directors of New Holdco, by resolutions duly adopted by unanimous vote of those voting at a meeting duly called and held and not subsequently rescinded or modified in any way, has duly (i) determined that this Agreement and the transactions contemplated by this Agreement are fair to and in the best interests of New Holdco and its sole shareholder, (ii) approved this Agreement and the Transactions and declared their advisability, (iii) recommended that the sole shareholder of New Holdco approve this Agreement and the Transactions, and directed that this Agreement and the Transactions be submitted for consideration by SPAC as the sole shareholder of New Holdco.

 5.10.4
New Holdco, as the sole member of New SPAC, has, by way of a written consent by the sole member, duly (i) determined that this Agreement and the transactions contemplated by this Agreement are fair to and in the best interests of New SPAC, and (ii) approved this Agreement and the Transactions.

5.11
No Prior Operations

New Holdco was formed on December 8, 2021 and New SPAC was formed on December 8, 2021. Since each of their respective inceptions, neither New Holdco nor New SPAC has engaged in any activity, other than such actions in connection with (i) its organization and (ii) the preparation, negotiation and execution of this Agreement and the Transactions contemplated hereby. Neither New Holdco nor New SPAC has operations, has generated any revenues or has any liabilities other than those incurred in connection with the foregoing and in association with the Transactions.
5.12
Brokers

Except as set forth on Section 5.12 of the SPAC Disclosure Schedule, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Transactions based upon arrangements made by or on behalf of SPAC, New Holdco or New SPAC.

5.13
SPAC Trust Fund

As of the date of this Agreement, SPAC has no less than $330,000,000 in the trust fund established by SPAC for the benefit of its public shareholders (the “Trust Fund”) (including, if applicable, an aggregate of approximately $13,282,500 of deferred underwriting discounts and commissions being held in the Trust Fund) maintained in a trust account at J.P. Morgan Chase Bank, N.A. (the “Trust Account”). The monies of such Trust Account are invested in United States Government securities or money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act of 1940, as amended, and held in trust by Continental Stock Transfer & Trust Company (the “Trustee”) pursuant to the Investment Management Trust Agreement, dated as of January 21, 2021, between SPAC and the Trustee (the “Trust Agreement”). The Trust Agreement has not been amended or modified and is valid and in full force and effect and is enforceable in accordance with its terms, subject to the Remedies Exceptions. SPAC has complied in all material respects with the terms of the Trust Agreement and is not in breach thereof or default thereunder and there does not exist any event which, with the giving of notice or the lapse of time, would constitute such a breach or default by SPAC or the Trustee. There are no separate contracts, agreements, side letters or other agreements or understandings (whether written or unwritten, express or implied): (i) between SPAC and the Trustee that would cause the description of the Trust Agreement in the SPAC SEC Reports to be inaccurate in any material respect; or (ii) that would entitle any Person (other than shareholders of SPAC who shall have elected to redeem their SPAC Class A Ordinary Shares pursuant to the SPAC Organizational Documents) to any portion of the proceeds in the Trust Account. Prior to the Closing, none of the funds held in the Trust Account may be released except: (A) to pay any Taxes owed by SPAC or New SPAC as a result of assets of SPAC or New SPAC or interest or other income earned on the assets of SPAC or New SPAC; and (B) upon the exercise of Redemption Rights in accordance with the provisions of the SPAC Organizational Documents. To SPAC’s and New SPAC’s knowledge, as of the date of this Agreement, following the Closing, no shareholder of SPAC or successor thereof shall be entitled to receive any amount from the Trust Account except to the extent such shareholder is exercising its Redemption Rights. There are no Actions pending or, to the knowledge of SPAC and New SPAC, threatened in writing with respect to the Trust Account. Upon consummation of the Transactions and notice thereof to the Trustee pursuant to the Trust Agreement, New SPAC as successor to SPAC shall cause the Trustee to, and the Trustee shall thereupon be obligated to, release to New SPAC, as promptly as practicable, the Trust Funds in accordance with the Trust Agreement at which point the Trust Account shall terminate; provided, however, that the liabilities and obligations of New SPAC, including as successor to SPAC, due and owing or incurred at or prior to the Closing shall be paid as and when due, including all amounts payable (a) to shareholders of New SPAC who shall have exercised their Redemption Rights, (b) with respect to filings, applications and/or other actions taken pursuant to this Agreement required under Law, (c) to the Trustee for fees and costs incurred in accordance with the Trust Agreement, and (d) to third parties (e.g., professionals, printers, etc.) who have rendered services to SPAC and/or New SPAC in connection with its efforts to effect the Transactions. SPAC and New SPAC have no reason to believe that any of the conditions to the use of funds in the Trust Account will not be satisfied or funds available in the Trust Account will not be available to New SPAC at the Closing.
5.14
Employees

Other than any officers as described in the SPAC SEC Reports, SPAC has no employees, and has not retained any contractors, other than consultants and advisors in the Ordinary Course. Other than reimbursement of any out-of-pocket expenses incurred by SPAC’s officers and directors in connection with activities on SPAC’s behalf in an aggregate amount not in excess of the amount of cash held by SPAC outside of the Trust Account, SPAC has no unsatisfied material liability with respect to any officer or director. SPAC has never and does not currently maintain, sponsor, or contribute to any Employee Benefit Plan.
5.15
Taxes

 5.15.1
All income and other material Tax Returns required to be filed by SPAC, New Holdco and New SPAC have been duly and timely filed (taking into account any extension of time to file), and all such Tax Returns are true, correct and complete in all material respects.

5.15.2
All material Taxes that are required to be paid by SPAC, New Holdco and New SPAC (whether or not shown on any Tax Return) have been timely paid in full to the appropriate Taxing Authority.

5.15.3
SPAC has provided adequate reserves in accordance with GAAP in the most recent consolidated financial statements of SPAC contained in the SPAC SEC Reports for any material Taxes of SPAC as of the date of such financial statements that have not been paid.

5.15.4
No outstanding claim, assessment or deficiency against SPAC, New Holdco or New SPAC for any material Taxes has been asserted or threatened in writing by any Taxing Authority.

5.15.5
No audit, examination, investigation, litigation or other administrative or judicial proceeding in respect of Taxes or Tax matters is pending, being conducted or has been threatened in writing with respect to SPAC, New Holdco or New SPAC;

5.15.6
None of SPAC, New Holdco or New SPAC has received written notice of any claim from a Taxing Authority in a jurisdiction in which SPAC, New Holdco or New SPAC does not file Tax Returns stating that SPAC, New Holdco or New SPAC is or may be subject to Tax in such jurisdiction.

5.15.7
None of SPAC, New Holdco or New SPAC has waived any statute of limitations with respect to Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency (other than pursuant to customary extensions of the due date for filing a Tax Return obtained in the ordinary course of business).

5.15.8
There are no Liens or encumbrances for material Taxes upon any of the assets of SPAC, New Holdco or New SPAC except for Permitted Liens.

5.15.9
SPAC, New Holdco and New SPAC have withheld or collected and timely paid to the appropriate Taxing Authority all material Taxes required to have been withheld or collected and paid in connection with any amounts paid or owing to any current or former employee, independent contractor, creditor, equityholder or other Person, and, to SPAC’s knowledge, SPAC, New Holdco and New SPAC have in all material respects complied with applicable Tax Law relating to the payment and withholding of Taxes.

5.15.10
None of SPAC, New Holdco or New SPAC is a party to, or bound by, any Tax indemnity, Tax sharing or Tax allocation agreement or similar contract or arrangement, in each case, other than any agreement, contract or arrangement entered into in the Ordinary Course and the primary purpose of which does not relate to Taxes.

5.15.11
None of SPAC, New Holdco or New SPAC has any material liability for the Taxes of any Person (other than SPAC, New Holdco or New SPAC) as a result of being a member of an affiliated, aggregate, combined, consolidated or unitary Tax group, fiscal unity or unified group (including pursuant to Treasury Regulation Section 1.1502-6 or any similar provision of state, local or non-U.S. Law), as a transferee or successor, by contract (other than a contract entered into in the Ordinary Course and the primary purpose of which does not relate to Taxes) or otherwise.

5.15.12
None of SPAC, New Holdco or New SPAC is a party to any material ruling, closing agreement, or similar agreement or arrangement with a Taxing Authority, and none of SPAC, New Holdco or New SPAC has any request for a material ruling in respect of Taxes pending between SPAC, New Holdco or New SPAC, on the one hand, and any Taxing Authority, on the other hand.

5.15.13
None of SPAC, New Holdco or New SPAC is or has been a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1(A)(ii) of the Code.

5.15.14
None of SPAC, New Holdco or New SPAC is a resident for income tax purposes or has a permanent establishment (within the meaning of the applicable Tax treaty or convention) in a country other than the country in which it is organized.

5.15.15
Each of SPAC and New Holdco is, and has been since the date of its formation, classified as a corporation for U.S. federal income tax purposes. New SPAC is, and has been since the date of its formation, classified as an entity disregarded as separate from its owner for U.S. federal income tax purposes.

5.15.16
SPAC, New Holdco and New SPAC are in compliance with all applicable transfer pricing laws, including the execution and maintenance of contemporaneous documentation substantiating the transfer pricing practice and methodology. The prices for any property or service (or for the use of any property), including interest and other prices for financial services, provided by or to the SPAC, New Holdco and New SPAC are arm’s length prices for purposes of the relevant transfer pricing laws, including Treasury Regulations promulgated under Section 482 of the Code.

5.16
Registration and Listing

The issued and outstanding SPAC Units are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on Nasdaq under the symbol “NAACU”. The issued and outstanding SPAC Class A Ordinary Shares are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on Nasdaq under the symbol “NAAC”. The issued and outstanding SPAC Warrants are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on Nasdaq under the symbol “NAACW”. As of the date of this Agreement, there is no Action pending or, to the knowledge of SPAC, threatened in writing against SPAC by Nasdaq or the SEC with respect to any intention by such entity to deregister the SPAC Units, the SPAC Class A Ordinary Shares, or SPAC Warrants or terminate the listing of SPAC on Nasdaq. Other than the transactions contemplated by this Agreement, none of SPAC or any of its Affiliates has taken any action in an attempt to terminate the registration of the SPAC Units, the SPAC Class A Ordinary Shares, or the SPAC Warrants under the Exchange Act.
5.17
SPAC’s Investigation and Reliance

Each of SPAC, New Holdco and New SPAC is a sophisticated purchaser and has made its own independent investigation, review and analysis regarding the Company and any Company Subsidiary and the Transactions, which investigation, review and analysis were conducted by SPAC, New Holdco and New SPAC together with expert advisors, including legal counsel, that they have engaged for such purpose. SPAC, New Holdco, New SPAC and their Representatives have been provided with full and complete access to the Representatives, properties, offices, plants and other facilities, books and records of the Company and any Company Subsidiary and other information that they have requested in connection with their investigation of the Company and the Company Subsidiaries and the Transactions. None of SPAC, New Holdco or New SPAC is relying on any statement, representation or warranty, oral or written, express or implied, made by the Company or any Company Subsidiary or any of their respective Representatives, except as expressly set forth in Article 3 or Article 4 (as modified by the Seller Company Disclosure Schedule and Company Disclosure Schedule, respectively) or in any certificate delivered by the Company pursuant to this Agreement. Neither the Company nor any of its respective stockholders, Affiliates or Representatives shall have any liability to SPAC, New Holdco or New SPAC or any of their respective shareholders, stockholders or other equityholders (as applicable), Affiliates or Representatives resulting from the use of any information, documents or materials made available to SPAC, New Holdco or New SPAC or any of their Representatives, whether orally or in writing, in any confidential information memoranda, “data rooms,” management presentations, due diligence discussions or in any other form in expectation of the Transactions. SPAC, New Holdco and New SPAC acknowledge that neither the Company nor any of its stockholders, Affiliates or Representatives is making, directly or indirectly, any representation or warranty with respect to any estimates, projections or forecasts involving the Company and/or any Company Subsidiary.
5.18
Exclusivity of Representations and Warranties

Except as otherwise expressly provided in this Article 5 (as modified by the SPAC Disclosure Schedule or the SPAC SEC Reports), SPAC, New Holdco and New SPAC hereby expressly disclaim and negate any other express or implied representation or warranty whatsoever (whether at Law or in equity) with respect to SPAC, New Holdco and New SPAC, their Affiliates, and any matter relating to any of them, including their affairs, the condition, value or quality of the assets, liabilities, financial condition or results of operations, or with respect to the accuracy or completeness of any other information made available to the Company, Seller, their Affiliates or any of their respective Representatives by, or on behalf of, SPAC, New Holdco or New SPAC, and any such representations or warranties are expressly disclaimed. Without limiting the generality of the foregoing, except as expressly set forth in this Agreement (as modified by the SPAC Disclosure Schedule or the SPAC SEC Reports) or in any certificate delivered by SPAC, New Holdco or New SPAC pursuant to this Agreement, none of SPAC, New Holdco or New SPAC, nor any other Person on behalf of SPAC, New Holdco or New SPAC, has made or makes, any representation or warranty, whether express or implied, with respect to any projections, forecasts, estimates or budgets made available to the Company, Seller, their Affiliates or any of their respective Representatives of future revenues, future results of operations (or any component thereof), future cash flows or future financial condition (or any component thereof) of SPAC, New Holdco or New SPAC (including the reasonableness of the assumptions underlying any of the foregoing), whether or not included in any management presentation or in any other information made available to the Company, Seller, their Affiliates or any of their respective Representatives or any other Person, and any such representations or warranties are expressly disclaimed.
6
Conduct of Business

6.1
Conduct of Business by the Company

 6.1.1
The Company agrees that it shall, and shall cause each Company Subsidiary to, between the date of this Agreement and the Closing or the earlier termination of this Agreement, except (1) as may be required or expressly contemplated by any other provision of this Agreement or any Ancillary Agreement, (2) as set forth in Section 6.1 of the Company Disclosure Schedule, (3) as required by applicable Law (including as may be requested or compelled by any Governmental Authority), (4) for any actions taken reasonably and in good faith to respond to COVID-19 Measures (provided that, prior to taking any material actions that the Company intends to take, to the extent the Company intends to take such actions in reliance on this clause (4), the Company shall use commercially reasonable efforts to provide advance written notice to and consult with SPAC (if reasonably practicable) prior to taking such actions), unless SPAC shall otherwise consent in writing (which consent shall not be unreasonably conditioned, withheld or delayed); provided that SPAC shall be deemed to have consented in writing if it provides no response within five (5) Business Days after the Company has made a request for such consent in writing:

(i)
conduct their business in the Ordinary Course; and

(ii)
use its reasonable best efforts to preserve substantially intact the business organization of the Company and the Company Subsidiaries, to keep available the services of the current officers, key employees, service partners and consultants of the Company and the Company Subsidiaries, to preserve the current relationships of the Company and the Company Subsidiaries with customers, suppliers and other Persons with which the Company or any Company Subsidiary has significant business relations, and to maintain in effect all Company Permits and Insurance Policies (in such amounts and with such deductibles as are currently maintained).

 6.1.2
Seller shall, between the date of this Agreement and the Closing or the earlier termination of this Agreement, except (1) as may be required or expressly contemplated by any other provision of this Agreement or any Ancillary Agreement, (2) as set forth in Section 6.1 of the Company Disclosure Schedule, (3) as required by applicable Law (including as may be requested or compelled by any Governmental Authority), (4) for any actions taken reasonably and in good faith to respond to COVID-19 Measures or Emergency Actions (provided that, prior to taking any material actions that the Company intends to take, to the extent the Company intends to take such actions in reliance on this clause (4), Seller shall use commercially reasonable efforts to provide advance written notice to and consult with SPAC (if reasonably practicable) prior to taking such actions), unless SPAC shall otherwise consent in writing (which consent shall not be unreasonably conditioned, withheld or delayed), provided that SPAC shall be deemed to have consented in writing if it provides no response within five (5) Business Days after the Company has made a request for such consent in writing, conduct its business in the Ordinary Course solely as it relates to the business of the Company and the Company Subsidiaries.
6.1.3
By way of amplification and not limitation, except (1) as may be required or expressly contemplated by any other provision of this Agreement or any Ancillary Agreement, (2) as set forth in Section 6.1 of the Company Disclosure Schedule, (3) as required by applicable Law (including as may be requested or compelled by any Governmental Authority), and (4) for any actions taken reasonably and in good faith to respond to COVID-19 Measures or Emergency Actions (provided that, prior to taking any material actions that the Company intends to take, to the extent the Company intends to take such actions in reliance on this clause (4), the Company shall use commercially reasonable efforts to provide advance notice to and consult with SPAC (if reasonably practicable) prior to taking such actions), the Company shall not, and the Company shall cause each Company Subsidiary not to, between the date of this Agreement and the Closing or the earlier termination of this Agreement, directly or indirectly, do any of the following without the prior written consent of SPAC (which consent shall not be unreasonably conditioned, withheld or delayed), provided that SPAC shall be deemed to have consented in writing if it provides no response within five (5) Business Days after the Company has made a request for such consent in writing:

(i)
amend or otherwise change any organizational documents of the Company or any Company Subsidiary;

(ii)
issue, sell, pledge, dispose of, grant or encumber, or authorize the issuance, sale, pledge, disposition, grant or encumbrance of: (A) any Equity Interests of the Company or any Company Subsidiary, or any options, warrants, convertible securities or other rights of any kind to acquire any Equity Interest (including, without limitation, any phantom interest) of the Company or any Company Subsidiary; or (B) any material assets of the Company or any Company Subsidiary, except for any capital injections made by Seller under Section 6.1.2;

(iii)
form any Subsidiary or acquire any Equity Interest or other interest in any other entity or enter into a joint venture with any other entity;

(iv)
declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its Equity Interests;

(v)
reclassify, combine, split, subdivide or redeem, or purchase or otherwise acquire, directly or indirectly, any of its Equity Interests;

(vi)
(a) acquire (including, without limitation, by merger, consolidation, or acquisition of stock or substantially all of the assets or any other business combination) any corporation, partnership, other business organization or any division thereof; (b) incur any Indebtedness or issue any debt securities or assume, guarantee or endorse, or otherwise become responsible for, the obligations of any Person, or make any loans or advances, or intentionally grant any security interest in any of its assets; or (c) merge, consolidate, combine or amalgamate with any Person or authorize, recommend, propose or announce an intention to adopt a plan of complete or partial liquidation, dissolution or winding-up;

(vii)
other than in the Ordinary Course, (a) grant any increase in the compensation, incentives or benefits payable or to become payable to any current or former director, officer, employee or consultant, (b) enter into any new, or materially amend any existing, employment, retention, bonus, change in control, severance or termination agreement with any current or former director, officer, employee or consultant, (c) accelerate or commit to accelerate the funding, payment, or vesting of any compensation or benefits to any current or former director, officer, employee or consultant, (d) establish or become obligated under any collective bargaining agreement or other contract or agreement with a labor union, trade union, works council, or other representative of employees, (e) hire any new employees holding an executive position (i.e., ‘C-level’ employees) or (f) terminate the employment or service of any employee other than any such termination for cause;
(viii)
adopt, amend and/or terminate any material Plan except as may be required by applicable Law, is necessary in order to consummate the Transactions, or health and welfare plan renewals in the Ordinary Course;

(ix)
materially amend other than reasonable and usual amendments in the Ordinary Course, with respect to accounting policies or procedures, other than as required by GAAP;

(x)
take any action or knowingly fail to take any action where such action or failure could reasonably be expected to prevent the SPAC Merger from qualifying for the Intended Tax Treatment, or, other than in the Ordinary Course, (a) amend any material Tax Return, (b) take any position on any Tax Return, take any action, omit to take any action or enter into any other transaction that would have the effect of materially increasing the Tax liability or materially reducing any Tax asset of New Holdco, SPAC, New SPAC, the Company or any Company Subsidiary in respect of any taxable period (or portion thereof) beginning after the Closing Date, (c) change any material method of Tax accounting, (d) make, change or rescind any material election relating to Taxes, (e) settle or compromise any material Tax audit, Tax assessment, Tax claim or other controversy or proceeding relating to Taxes, (f) surrender any right to claim a refund of a material amount of Taxes, or (g) agree or consent to the extension or waiver of the limitation period applicable to any claim or assessment in respect of material Taxes with any Taxing Authority;

(xi)
(a) amend, or modify or consent to the termination (excluding any expiration in accordance with its terms) of any Material Contract or amend, waive, modify or consent to the termination (excluding any expiration in accordance with its terms) of the Company’s or any Company Subsidiary’s material rights thereunder, or (b) enter into any contract or agreement that would have been a Material Contract had it been entered into prior to the date of this Agreement;

(xii)
fail to maintain the existence of, or use reasonable efforts to protect, Company-Owned IP;

(xiii)
other than in the Ordinary Course, enter into any contract, agreement or arrangement that obligates the Company or any Company Subsidiary to develop any Intellectual Property related to the business of the Company or the Products;

(xiv)
intentionally permit any material item of Company-Owned IP to lapse or to be abandoned, invalidated, dedicated to the public, or disclaimed, or otherwise become unenforceable or fail to perform or make any applicable filings, recordings or other similar actions or filings, or fail to pay all required fees and Taxes required or advisable to maintain and protect its interest in each and every material item of Company-Owned IP;

(xv)
waive, release, assign, settle or compromise any Action, other than waivers, releases, assignments, settlements or compromises that are solely monetary in nature and do not exceed $100,000 individually or $500,000 in the aggregate; or

(xvi)
enter into any formal or informal agreement or otherwise make a binding commitment to do any of the foregoing.

Nothing herein shall require the Company to obtain consent from SPAC to do any of the foregoing if obtaining such consent might reasonably be expected to violate applicable Law, and nothing contained in this Section 6.1 shall give to SPAC, directly or indirectly, the right to control or direct the Ordinary Course of business operations of the Company or any of the Company Subsidiaries prior to the Closing Date. Prior to the Closing Date, each of SPAC and the Company shall exercise, consistent with the terms and conditions hereof, complete control and supervision of its respective operations, as required by Law.
6.2
Conduct of Business by SPAC, New Holdco and New SPAC

 6.2.1
Except as expressly contemplated by any other provision of this Agreement or any Ancillary Agreement (including entering into various Subscription Agreements and consummating the Private Placements) and except as required by applicable Law (including as may be requested or compelled by any Governmental Authority), SPAC agrees that from the date of this Agreement until the earlier of the termination of this Agreement and the Closing, unless the Company shall otherwise consent in writing (which consent shall not be unreasonably withheld, delayed or conditioned), the businesses of SPAC, New Holdco and New SPAC shall be conducted in the Ordinary Course. By way of amplification and not limitation, except as expressly contemplated by any other provision of this Agreement or any Ancillary Agreement (including entering into various Subscription Agreements and consummating the Private Placements) and as required by applicable Law (including as may be requested or compelled by any Governmental Authority), none of SPAC, New Holdco or New SPAC shall, between the date of this Agreement and the Closing or the earlier termination of this Agreement, directly or indirectly, do any of the following without the prior written consent of the Company, which consent shall not be unreasonably withheld, delayed or conditioned:

(i)
amend or otherwise change the SPAC Organizational Documents relevant to them;

(ii)
declare, set aside, make or pay any dividend or other distribution, payable in cash, stock or shares (as applicable), property or otherwise, with respect to any of its capital stock or share capital, as applicable, other than redemptions from the Trust Fund that are required pursuant to the SPAC Articles of Association;

(iii)
reclassify, combine, split, subdivide or redeem, or purchase or otherwise acquire, directly or indirectly, any of the SPAC Ordinary Shares or SPAC Warrants except for redemptions from the Trust Fund and conversions of the SPAC Founders Shares that are required pursuant to the SPAC Articles of Association;

(iv)
issue, sell, pledge, dispose of, grant or encumber, or authorize the issuance, sale, pledge, disposition, grant or encumbrance of, any shares of any class of shares or capital stock (as applicable) or other securities of SPAC, New Holdco or New SPAC, or any options, warrants, convertible securities or other rights of any kind to acquire any shares or shares of such capital stock (as applicable), or any other ownership interest (including, without limitation, any phantom interest), of SPAC, New Holdco or New SPAC, except in connection with conversion of the SPAC Founders Shares pursuant to the SPAC Articles of Association;

(v)
acquire (including, without limitation, by merger, consolidation, or acquisition of stock or assets or any other business combination) any corporation, partnership or other business organization or enter into any strategic joint ventures, partnerships or alliances with any other Person;

(vi)
incur any Indebtedness or guarantee any such Indebtedness of another Person or Persons, issue or sell any debt securities or options, warrants, calls or other rights to acquire any debt securities of SPAC, as applicable, enter into any “keep well” or other agreement to maintain any financial statement condition or enter into any arrangement having the economic effect of any of the foregoing, in each case, except in the Ordinary Course or except a loan from the Sponsor or an Affiliate thereof or certain of SPAC’s officers and directors to finance SPAC’s transaction costs in connection with the transactions contemplated hereby;
(vii)
make any change in any method of financial accounting or financial accounting principles, policies, procedures or practices, except as required by a concurrent amendment in GAAP or applicable Law made subsequent to the date hereof, as agreed to by its independent accountants;

(viii)
take any action or knowingly fail to take any action where such action or failure could reasonably be expected to prevent the SPAC Merger from qualifying for the Intended Tax Treatment, or, other than in the Ordinary Course, (a) amend any material Tax Return, (b) change any material method of Tax accounting, (c) make, change or rescind any material election relating to Taxes, (d) settle or compromise any material U.S. federal, state, local or non-U.S. Tax audit, Tax assessment, Tax claim or other controversy or proceeding relating to Taxes, (e) surrender any right to claim a refund of a material amount of Taxes, or (f) agree or consent to the extension or waiver of the limitation period applicable to any claim or assessment in respect of material Taxes with any Taxing Authority;

(ix)
liquidate, dissolve, reorganize or otherwise wind up the business and operations of SPAC, New Holdco or New SPAC;

(x)
amend the Trust Agreement or any other agreement related to the Trust Account; or

(xi)
enter into any formal or informal agreement or otherwise make a binding commitment to do any of the foregoing.

Nothing herein shall require the SPAC to obtain consent from the Company to do any of the foregoing if obtaining such consent might reasonably be expected to violate applicable Law, and nothing contained in this Section 6.2 shall give to the Company, directly or indirectly, the right to control or direct the Ordinary Course of business operations of SPAC prior to the Closing Date. Prior to the Closing Date, each of SPAC and the Company shall exercise, consistent with the terms and conditions hereof, complete control and supervision of its respective operations, as required by Law.
6.2.2
From the date of this Agreement to the consummation of the transactions contemplated by the Subscription Agreements, SPAC shall use reasonable best efforts to maintain each Subscription Agreement in full force and effect and consummate the Private Placements, and without limitation to the foregoing, SPAC shall not take any action to cause any Subscription Agreement not to be in full force and effect and/or to cause the Private Placements not to be consummated, and shall not refrain from taking any commercially reasonable action necessary to maintain each Subscription Agreement in full force and effect and/or to consummate the Private Placements.

6.3
Claims Against Trust Account

Each of the Parties hereby acknowledges that the Trust Account contains the proceeds of SPAC’s initial public offering and from certain private placements occurring simultaneously with the initial public offering (including interest accrued from time to time thereon) for the benefit of the SPAC’s public shareholders and certain other parties (including the underwriters of its initial public offering). For and in consideration of the SPAC entering into this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, each of the Seller and the Company hereby agrees (on its own behalf and on behalf of its Affiliates and other related parties) that it does not now and shall not at any time hereafter have any right, title, interest or claim of any kind in or to the Trust Account or any monies or other assets in the Trust Account, and shall not make any claim against the Trust Account or any monies or other assets in the Trust Account, regardless of whether such claim arises as a result of, in connection with or relating in any way to this Agreement or any other matter, and regardless of whether such claim arises based on contract, tort, equity or any other theory of legal liability (any and all such claims are collectively referred to hereafter as the

“Released Claims”); provided, however, that: (i) nothing herein shall serve to limit or prohibit the Seller or Company’s right to pursue a claim against SPAC for legal relief against monies or other assets of SPAC held outside the Trust Account (including any funds that have been released from the Trust Account and any assets that have been purchased or acquired with any such funds) or for specific performance or other equitable relief in connection with this Agreement or the Transactions (including a claim for SPAC to specially perform its obligations under the Transaction Documents and cause the disbursement of the balance of the cash remaining in the Trust Account to the Seller or Company in accordance with the terms of the Transaction Documents, to the extent it is fully executed in the future by the parties thereto) or for fraud; and (ii) nothing herein shall serve to limit or prohibit any claims that the Seller or Company may have in the future for breaches of this Agreement and/or pursuant to the other Transaction Documents, in each case, against SPAC’s assets or funds that are not held in the Trust Account and/or SPAC, and/or any of its successor entities in the event this Agreement is terminated for any reason and SPAC consummates, directly or indirectly, a business combination transaction, whether by way of a purchase of assets or securities or merger, consolidation or otherwise, with another party. Each of the Seller and Company hereby irrevocably waives (on its own behalf and on behalf of its Affiliates and other related parties) any Released Claims that it may have against the Trust Account or any monies or other assets in the Trust Account now or in the future as a result of, or arising out of, any discussions, contracts or agreements with SPAC and will not seek recourse against the Trust Account or any monies or other assets in the Trust Account for any reason whatsoever.
7
Additional Agreements

7.1
Registration Statement

 7.1.1
As promptly as reasonably practicable after the date hereof, SPAC and Seller shall prepare and mutually agree upon (such agreement not to be unreasonably withheld, conditioned or delayed by Seller), and SPAC shall cause New Holdco to file with the SEC, a registration statement on Form S-4 relating to the transactions contemplated by this Agreement (as amended from time to time, the “Registration Statement / Proxy Statement”) (it being understood that the Registration Statement / Proxy Statement shall include a proxy statement / prospectus which will be included therein as a prospectus with respect to New Holdco and which will be used as a proxy statement with respect to the SPAC Shareholders’ Meeting to adopt and approve the Transaction Proposals (as defined below) and other matters reasonably related to the Transaction Proposals, all in accordance with and as required by the SPAC Articles of Association, any related agreements with Sponsor and its Affiliates, applicable Law, and any applicable rules and regulations of the SEC and Nasdaq). Each of SPAC and Seller shall use its reasonable best efforts to: (i) cause the Registration Statement / Proxy Statement to comply in all material respects with the applicable rules and regulations promulgated by the SEC; (ii) promptly notify the other of, cooperate with each other with respect to and respond promptly to any comments of the SEC or its staff; (iii) have the Registration Statement / Proxy Statement declared effective under the Securities Act as promptly as reasonably practicable after it is filed with the SEC; and (iv) keep the Registration Statement / Proxy Statement effective through the Closing in order to permit the consummation of the Transactions. Each of SPAC and Seller shall promptly furnish the other all information concerning such Party, its Subsidiaries, Representatives and shareholders that may be required or reasonably requested in connection with any action contemplated by this Section 7.1; provided, however, that neither SPAC nor Seller shall use any such information for any purposes other than those contemplated by this Agreement unless: (a) such Party obtains the prior written consent of the other to such use (which consent shall not be unreasonably withheld, conditioned or delayed); or (b) to the extent that use of such information is required to avoid violation of applicable Law. SPAC shall cause New Holdco to promptly advise the Seller of the time of effectiveness of the Registration Statement / Proxy Statement, the issuance of any stop order relating thereto or the suspension of the qualification of the New Holdco Common Stock for offering or sale in any jurisdiction, and each of SPAC and Seller shall use its reasonable best efforts to have any such stop order or suspension lifted, reversed or otherwise terminated.

 7.1.2
SPAC represents that the information supplied by SPAC, New SPAC and/or New Holdco for inclusion in the Registration Statement / Proxy Statement shall not include any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading, at (i) the time the Registration Statement / Proxy Statement (or any amendment thereof or supplement thereto) is first mailed to the shareholders of SPAC, (ii) the time of the SPAC Shareholders’ Meeting and (iii) the Closing. If, at any time prior to the Closing, any event or circumstance relating to SPAC, New Holdco or New SPAC, or their respective officers or directors, should be discovered by SPAC which should be set forth in an amendment or a supplement to the Registration Statement / Proxy Statement, SPAC shall promptly inform the Company. All documents that SPAC is responsible for filing with the SEC in connection with the Transactions shall comply as to form and substance in all material respects with the applicable requirements of the Securities Act and the Exchange Act.

7.1.3
The Company represents that the information supplied by the Company for inclusion in the Registration Statement / Proxy Statement shall not include any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading, at (i) the time the Registration Statement / Proxy Statement (or any amendment thereof or supplement thereto) is first mailed to the shareholders of SPAC, (ii) the time of the SPAC Shareholders’ Meeting and (iii) the Closing. If, at any time prior to the Closing, any event or circumstance relating to the Company or any Company Subsidiary or its officers or directors should be discovered by the Company which should be set forth in an amendment or a supplement to the Registration Statement / Proxy Statement, the Company, as applicable, shall promptly inform SPAC. After the Closing, all documents that the Company is responsible for filing with the SEC in connection with the Transactions shall comply as to form and substance in all material respects with the applicable requirements of the Securities Act and the Exchange Act.

7.2
SPAC Shareholders’ Meeting

SPAC shall: (i) take all action necessary under applicable Law and the SPAC Articles of Association to call, give notice of, convene and hold a meeting of its shareholders (the “SPAC Shareholders’ Meeting”) to seek (a) authorization to enter into, and approval of this Agreement by the holders of SPAC Ordinary Shares in accordance with applicable Law and exchange rules and regulations and the approval of the issuance of SPAC Ordinary Shares in accordance herewith, (b) approval of the SPAC Merger, and (c) approval of any other proposals reasonably agreed by SPAC and the Company to be necessary or appropriate in connection with the transactions contemplated hereby (such proposals in clauses (a) through (c) above, together, the “Transaction Proposals”, such proposals in clauses (a) and (c) above, together, the “Ordinary Resolution Proposals” and such proposal in clause (b) above, the “Special Resolution Proposal”, provided that, where any proposal under clause (c) above is required pursuant to applicable law or the SPAC Articles of Association to be approved by way of a Special Resolution (as defined in the Cayman Islands Companies Act), such proposal shall also be a Special Resolution Proposal), which SPAC Shareholders’ Meeting shall be held as promptly as reasonably practicable following the date the Registration Statement / Proxy Statement is declared effective by the SEC (and conditioned upon such declaration of effectiveness); and (ii) submit the Transaction Proposals to, and use its reasonable best efforts to solicit proxies in favor of such Transaction Proposals from, such holders at the SPAC Shareholders’ Meeting. SPAC shall, through the SPAC Board, include a statement in the Registration Statement / Proxy Statement to the effect that the SPAC Board recommends that the SPAC shareholders vote in favor of the Transaction Proposals (the “SPAC Board Recommendation”). The SPAC Board shall not change, withdraw, withhold, qualify or modify in a manner adverse to the Seller or the Company, the SPAC Board Recommendation. Notwithstanding anything to the contrary contained in this Agreement, and subject to the approval of the holders of a simple majority of the issued and outstanding SPAC Ordinary Shares entitled to vote and actually cast thereon (save that no such approval shall be required where adjournment is as a result of insufficient SPAC Ordinary Shares being represented (either in person or by proxy) to constitute a quorum), SPAC may adjourn the SPAC Shareholders’ Meeting for a period of up to fifteen (15) days (1) to the extent necessary to ensure that any required supplement or amendment to the Registration Statement / Proxy Statement is provided to SPAC’s shareholders or, if as of the time for which the SPAC Shareholders’ Meeting is scheduled there are insufficient SPAC Ordinary Shares represented (either in person or by proxy) to constitute a quorum necessary to conduct business at such meeting, (2) in order to solicit additional proxies from shareholders of SPAC in favor of the adoption of each of the Transaction Proposals or (3) if the SPAC Shareholder Redemption Amount is such that the condition to Closing in Section 8.1.5 would not be satisfied.
7.3
Access to Information; Confidentiality

 7.3.1
From the date of this Agreement until the Closing, the Company and SPAC shall (and shall cause their respective Subsidiaries to): (i) provide to the other Party (and the other Party’s officers, directors, employees, accountants, consultants, legal counsel, agents and other representatives, collectively, “Representatives”) reasonable access at reasonable times upon prior notice to the officers, employees, agents, properties, offices and other facilities of such Party and its Subsidiaries and to the books and records thereof; and (ii) furnish promptly to the other Party such information concerning the business, properties, contracts, assets, liabilities, personnel and other aspects of such Party and its Subsidiaries as the other Party or its Representatives may reasonably request. Notwithstanding the foregoing, neither the Company nor SPAC shall be required to provide access to or disclose information where the access or disclosure would jeopardize the protection of attorney-client privilege or contravene applicable Law (it being agreed that the Parties shall use their reasonable best efforts to cause such information to be provided in a manner that would not result in such jeopardy or contravention).

 7.3.2
Prior to Closing, Seller shall deliver to SPAC, or make available in the Virtual Data Room, true and complete copies of the audited consolidated balance sheet of the Company and the Company Subsidiaries as of December 31, 2019 and December 31, 2020, and the related audited consolidated statements of operations and cash flows of the Company and the Company Subsidiaries for each of the years then ended, each audited in accordance with the auditing standards of the PCAOB, the contents of which shall not have material differences from the equivalent information presented in the Unaudited Financial Statements, except for such differences which would not have or reasonably be expected to have a Company Material Adverse Effect.

 7.3.3
Prior to Closing, the Company will provide the following information, with respect to (a) October 2021 and November 2021, on or prior to the date that is fifteen (15) days following the date hereof, and (b) any succeeding calendar month, on or prior to the date that is fifteen (15) days following the last day of each such month:

(i)
a summary of all invoices between the Company and/or Company Subsidiaries, on the one hand, and Seller and its Affiliates, excluding the Company and Company Subsidiaries, on the other hand;

(ii)
a summary of cash flows (including amounts netted through the intra group cash pooling) between the Company and/or Company Subsidiaries, on the one hand, and Seller and its Affiliates, excluding the Company and Company Subsidiaries, on the other hand; and

(iii)
volume of termination messages purchased by the Company and Company Subsidiaries from Seller and its Affiliates, excluding the Company and Company Subsidiaries, on the other hand, and reconciliation of the customers of the Company and Company Subsidiaries that purchased this message volume.

 7.3.4
All information obtained by the Parties pursuant to this Section 7.3 shall be kept confidential in accordance with the Mutual Nondisclosure Agreement, dated July 28, 2021 (the “Confidentiality Agreement”), between the Proximus Group and SPAC.

 7.3.5
Notwithstanding anything in this Agreement or the Confidentiality Agreement to the contrary, each Party (and its respective Representatives) may consult any Tax advisor as is reasonably necessary regarding the Tax treatment and Tax structure of the Transactions and may disclose to such advisor as is reasonably necessary, the Intended Tax Treatment and Tax structure of the Transactions and all materials (including any Tax analysis) that are provided relating to such treatment or structure, in each case in accordance with the Confidentiality Agreement, and may otherwise disclose any such foregoing information to any Taxing Authority to the extent reasonably necessary or desirable.
7.4
Exclusivity

 7.4.1
From the date of this Agreement and ending on the earlier of (a) the Closing and (b) the termination of this Agreement pursuant to Article 9, the Parties shall not, and shall cause their respective Subsidiaries and its and their respective Representatives not to, directly or indirectly, (i) enter into, solicit, initiate or continue any discussions or negotiations with, or encourage or respond to any inquiries, indications of interest, offers or proposals by, or participate in any negotiations with, or provide any information to, or otherwise cooperate in any way with, any Person or other entity or “group” within the meaning of Section 13(d) of the Exchange Act concerning an Alternative Transaction, (ii) enter into any agreement regarding, continue or otherwise participate in any discussions regarding, or furnish to any Person any information with respect to, or cooperate in any way that would otherwise reasonably be expected to lead to, any Alternative Transaction, (iii) approve, endorse or recommend, or propose publicly to approve, endorse or recommend, any Alternative Transaction, (iv) approve, endorse, recommend, execute or enter into any agreement in principle, confidentiality agreement, letter of intent, memorandum of understanding, term sheet, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other written arrangement relating to any Alternative Transaction or any proposal or offer that could reasonably be expected to result in an Alternative Transaction, (v) commence, continue or renew any due diligence investigation regarding any Alternative Transaction or (vi) resolve or agree to do any of the foregoing or otherwise authorize or permit any of its Representatives acting on its behalf to take any such action; provided that the execution, delivery and performance of this Agreement and the Transaction Documents and the consummation of the transactions contemplated hereby shall not be deemed a violation of this Section 7.4.

 7.4.2
For purposes of this Agreement, an “Alternative Transaction” shall mean (i) with respect to Seller and the Company, (a) the issuance, sale or transfer to or investment by any Person in any newly issued or currently outstanding Equity Interest in the Company other than in the Ordinary Course, (b) the sale or transfer of the assets of the Company and the Company Subsidiaries to any Person, or (c) any merger or business combination between the Company or any of the Company Subsidiaries, on the one hand, and any other Person, on the other hand and (ii) with respect to SPAC, New Holdco and New SPAC, any direct or indirect acquisition of the business of any person, whether by way of a purchase of assets or securities or merger, consolidation or otherwise, such as the “initial business combination” under SPAC’s initial IPO prospectus with any third party.

 7.4.3
Each Party shall, and shall cause its Subsidiaries and its and their respective Affiliates and Representatives to, immediately cease any and all existing discussions or negotiations with any Person conducted heretofore with respect to any Alternative Transaction. Each Party also agrees that it shall promptly request each Person (other than the Parties and their respective Representatives) that has prior to the date hereof executed a confidentiality agreement in connection with its consideration of an Alternative Transaction to return or destroy all confidential information furnished to such Person by or on behalf of it prior to the date hereof (to the extent so permitted under, and in accordance with the terms of, such confidentiality agreement). The Company agrees that it will promptly request each special purpose acquisition company that has prior to the date hereof executed a confidentiality agreement in connection with its consideration of an Alternative Transaction to return or destroy all confidential information furnished to such Person by or on behalf of the Company prior to the date hereof. If a Party or any of its Subsidiaries or any of its or their respective Representatives receives any inquiry or proposal with respect to an Alternative Transaction at any time prior to the

Closing, then such Party shall promptly (and in no event later than twenty-four (24) hours after such Party becomes aware of such inquiry or proposal) notify such Person in writing that such Party is subject to an exclusivity agreement with respect to the Transaction that prohibits such Party from considering such inquiry or proposal. Without limiting the foregoing, the Parties agree that any violation of the restrictions set forth in this Section 7.4 by a Party or any of its Subsidiaries or its or their respective Affiliates or Representatives shall be deemed to be a breach of this Section 7.4 by such Party. The Parties agree that this Section 7.4 shall supersede that certain Non-Binding Letter of Intent entered into by and among SPAC and Proximus SA/NV dated October 5, 2021 in its entirety, and such Non-Binding Letter of Intent shall automatically terminate in its entirety, according to its terms, upon the full execution of this Agreement.
7.5
Employee Benefits Matters

 7.5.1
New Holdco shall, or shall cause its applicable Subsidiary to, provide the employees of the Company and the Company Subsidiaries who remain employed immediately after the Closing (the “Continuing Employees”) credit for purposes of eligibility to participate, vesting and determining the level of benefits, as applicable, under any employee benefit plan, program or arrangement established or maintained by New Holdco or any of its Subsidiaries (excluding any equity and equity-based compensation, retiree health plans or programs, change in control bonus or retention bonus or defined benefit retirement plans or programs) for service accrued or deemed accrued prior to the Closing with the Company or any Company Subsidiary; provided, however, that such crediting of service shall not operate to duplicate any benefit or the funding of any such benefit. In addition, subject to the terms of all governing documents, New Holdco shall use reasonable best efforts to (i) cause to be waived any eligibility waiting periods, any evidence of insurability requirements and the application of any pre-existing condition limitations under each of the employee benefit plans established or maintained by New Holdco or any of its Subsidiaries that cover the Continuing Employees or their dependents, and (ii) cause any eligible expenses incurred by any Continuing Employee and his or her covered dependents, during the portion of the plan year in which the Closing occurs, under those health and welfare benefit plans in which such Continuing Employee currently participates to be taken into account under those health and welfare benefit plans in which such Continuing Employee participates subsequent to the Closing Date for purposes of satisfying all deductible, coinsurance, and maximum out-of-pocket requirements applicable to such Continuing Employee and his or her covered dependents for the applicable plan year. Following the Closing, New Holdco shall honor all accrued but unused vacation and other paid time off of the Continuing Employees that existed immediately prior to the Closing with respect to the calendar year in which the Closing occurs.

 7.5.2
Prior to the filing of the definitive Registration Statement / Proxy Statement, SPAC shall cause New Holdco to adopt the equity incentive plan in form substantially attached hereto as Exhibit H (the “New EIP”).

 7.5.3
The provisions of this Section 7.5 are solely for the benefit of the Parties to this Agreement, and nothing contained in this Agreement, express or implied, shall confer upon any Continuing Employee or legal representative or beneficiary or dependent thereof, or any other Person, any rights or remedies of any nature or kind whatsoever under or by reason of this Agreement, whether as a third-party beneficiary or otherwise, including, without limitation, any right to employment or continued employment for any specified period, or level of compensation or benefits. Nothing contained in this Agreement, express or implied, shall constitute an amendment or modification of any Employee Benefit Plan of the Company or shall require the Company, SPAC, New Holdco and/or any of their respective Subsidiaries to continue any Plan or other employee benefit arrangements, or prevent their amendment, modification or termination.

7.6
Directors’ and Officers’ Indemnification

 7.6.1
Following the Closing, the certificate of incorporation of the Company shall not be amended, repealed or otherwise modified with respect to indemnification, advancement or expense reimbursement for a period of six (6) years from the Closing in any manner that would adversely affect the rights thereunder of individuals who, at or prior to the Closing, were directors, officers, employees, fiduciaries or agents of the Company, unless such modification shall be required by applicable Law. New Holdco further agrees that, with respect to the provisions of the bylaws or limited liability company agreements of the Company Subsidiaries relating to indemnification, advancement or expense reimbursement, such provisions shall not be amended, repealed or otherwise modified for a period of six (6) years from the Closing in any manner that would affect adversely the rights thereunder of individuals who, at or prior to the Closing, were directors, officers, employees, fiduciaries or agents of such Company Subsidiary, unless such modification shall be required by applicable Law. For a period of six (6) years from the Closing, New Holdco agrees that it shall indemnify and hold harmless each present and former director and officer of the Company and each SPAC Party against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to matters existing or occurring at or prior to the Closing, whether asserted or claimed prior to, at or after the Closing, to the fullest extent that the Company or such SPAC Party, as applicable, would have been permitted under applicable Law and the organizational documents of the Company or such applicable SPAC Party in effect on the date of this Agreement to indemnify such Person (including the advancing of expenses as incurred to the fullest extent permitted under applicable Law).
 7.6.2
For a period of six (6) years from the Closing, New Holdco shall maintain in effect directors’ and officers’ liability insurance (“Company D&O Insurance”) covering those Persons who are currently covered by the Company’s directors’ and officers’ liability insurance policy (true, correct and complete copies of which have been heretofore made available to SPAC or its agents or Representatives in the Virtual Data Room) on terms not less favorable than the terms of such current insurance coverage.

 7.6.3
For a period of six (6) years from the Closing, New Holdco shall maintain in effect directors’ and officers’ liability insurance (“SPAC D&O Insurance”) covering those Persons who are currently covered by SPAC’s directors’ and officers’ liability insurance policy (true, correct and complete copies of which have been heretofore made available to the Company or its agents or Representatives in the Virtual Data Room) on terms not less favorable than the terms of such current insurance coverage.

 7.6.4
Prior to the Closing, the Company may purchase a prepaid “tail” policy with respect to the Company D&O Insurance from an insurance carrier with the same or better credit rating as the Company’s current directors’ and officers’ liability insurance carrier. If the Company elects to purchase such a “tail” policy prior to the Closing, New Holdco shall maintain such “tail” policy in full force and effect for a period of no less than six (6) years after the Closing and continue to honor its obligations thereunder.

 7.6.5
Prior to the Closing, New Holdco may purchase a prepaid “tail” policy with respect to the SPAC D&O Insurance from an insurance carrier with the same or better credit rating as the Company’s current directors’ and officers’ liability insurance carrier. If New Holdco elects to purchase such a “tail” policy prior to the Closing, New Holdco shall maintain such “tail” policy in full force and effect for a period of no less than six (6) years after the Closing and continue to honor its obligations thereunder.

 7.6.6
On the Closing Date, New Holdco shall enter into customary indemnification agreements reasonably satisfactory to each of the Company and SPAC with the post-Closing directors and officers of New Holdco, which indemnification agreements shall continue to be effective following the Closing.

7.7
Notification of Certain Matters

Seller shall give prompt notice to SPAC, and SPAC shall give prompt notice to Seller, of any event which either Party becomes aware of between the date of this Agreement and the Closing (or the earlier termination of this Agreement in accordance with Article 9), the occurrence, or non-occurrence of which causes or would reasonably be expected to cause any of the conditions set forth in Article 8 to fail.
7.8
Further Action; Reasonable Best Efforts

 7.8.1
Upon the terms and subject to the conditions of this Agreement, each of the Parties shall use its reasonable best efforts (except where a different efforts standard is specifically contemplated by this Agreement, in which case such different standard shall apply) to take, or cause to be taken, appropriate action, and to do, or cause to be done, such things as are necessary, proper or advisable under applicable Laws or otherwise, and each shall cooperate with the other, to consummate and make effective the Transactions and cause the conditions to the Closing set forth in Article 8 to be satisfied, including, without limitation, (i) using its reasonable best efforts to obtain all permits, consents, approvals, authorizations, qualifications and orders of, and the expiration or termination of waiting periods by, Governmental Authorities and (ii) requesting any consents or approvals from parties to contracts with the Company and the Company Subsidiaries as set forth in Section 3.3, in each case, to the extent necessary for the consummation of the Transactions. In the event that, at any time after the Closing, any further action is necessary or desirable to carry out the purposes of this Agreement, the appropriate officers and directors of each Party shall use their reasonable best efforts to take all such action.

 7.8.2
Without limitation to the generality of Section 7.8.1, SPAC shall use its best efforts to cause the amount of funds contained in the Trust Account (net of the SPAC Shareholder Redemption Amount) at Closing to equal or exceed the amount equal to $200,000,000 minus the Available Financing Proceeds.

 7.8.3
Each of the Parties shall keep each other apprised of the status of matters relating to the Transactions, including promptly notifying the other Parties of any communication it or any of its Affiliates receives from any Governmental Authority relating to the matters that are the subject of this Agreement and permitting the other Parties to review in advance, and to the extent practicable consult about, any proposed communication by such Party to any Governmental Authority in connection with the Transactions. No Party to this Agreement shall agree to participate in any meeting, or video or telephone conference, with any Governmental Authority in respect of any filings, investigation or other inquiry unless it consults with the other Parties in advance and, to the extent permitted by such Governmental Authority, gives the other Parties the opportunity to attend and participate at such meeting or conference. Subject to the terms of the Confidentiality Agreement, the Parties shall coordinate and cooperate fully with each other in exchanging such information and providing such assistance as the other Parties may reasonably request in connection with the foregoing. Subject to the terms of the Confidentiality Agreement, the Parties shall provide each other with copies of all material correspondence, filings or communications, including any documents, information and data contained therewith, between them or any of their Representatives, on the one hand, and any Governmental Authority, on the other hand, with respect to this Agreement and the Transactions contemplated hereby. No Party shall take or cause to be taken any action before any Governmental Authority that is inconsistent with or intended to delay its action on requests for a consent or the consummation of the Transactions.

 7.8.4
The Company’s management shall reasonably cooperate with SPAC and New Holdco and their respective Representatives in respect of the matters set forth in Section 7.9.1 and approval of the Transaction Proposals by the SPAC’s shareholders in accordance with Section 7.2, in each case, during normal business hours upon reasonable advance written notice by SPAC, provided that SPAC shall promptly, upon request by Seller, reimburse Seller, the Company and any of their respective Representatives, as applicable, for all reasonable out-of-pocket costs or expenses (including reasonable attorneys’ and/or other advisors’ fees) incurred by any of them in connection with any of their actions taken in connection with this Section 7.8.4 prior to the earlier of the Closing and the termination of this Agreement pursuant to Section 9.1, without regard to whether or not Closing occurs or this Agreement is terminated, and provided, further, that nothing in this Section 7.8.4 shall require the Seller, Company or any of their respective Representatives to:
(i)
participate in any meetings, presentations or sessions with any third party in connection with the foregoing matters;

(ii)
take any action to (a) give any indemnity, (b) pay any fee or incur any liability to the extent SPAC does not agree in writing in advance to reimburse, (c) execute or deliver any agreement, certificate, affidavit or instrument, or agree to any change to or modification of any existing agreement, certificate, or instrument, (d) provide access to or disclose information that Seller or the Company reasonably determines would jeopardize any attorney-client privilege of Seller or the Company, (e) deliver or cause its Representatives to deliver any legal opinion or negative assurance letter, or (f) prepare any financial statements or new presentation of financial information, including any pro forma financial information or projections; or

(iii)
take or permit the taking of any action that would, or would be reasonably likely to (a) materially interfere with, or adversely affect, the business or operations of Seller or the Company, (b) cause any representation or warranty in this Agreement to be breached by Seller or the Company, require the waiver or amendment of any provision of this Agreement, or cause any condition precedent set forth in Article 8 to not be satisfied, (c) cause any equityholder or Representative of Seller or the Company to incur any personal liability or (d) result in a violation or breach of, or a default under, any contract to which the Seller, Company or any of their respective Affiliates is a party, the organizational documents of the Seller, Company or any of their respective Affiliates, or any applicable Law.

7.9
Private Placement

 7.9.1
Notwithstanding the generality of Section 7.8, from and after the date of this Agreement until the earlier of the Closing and the termination of this Agreement pursuant to Section 9.1, each of SPAC and New Holdco shall take, or cause to be taken, all reasonable actions and do, or cause to be done, all things necessary, proper or advisable to consummate the Private Placement in accordance with the Subscription Agreements, including maintaining in effect such Subscription Agreements and shall use its commercially reasonable efforts to:

(i)
satisfy in all material respects on a timely basis all conditions and covenants applicable to such Party in such Subscription Agreements and otherwise comply with its obligations thereunder; and

(ii)
in the event that all conditions in such Subscription Agreements (other than conditions that such Party or any of its Affiliates waive the satisfaction of and other than those conditions that by their nature are to be satisfied at the Closing) have been satisfied, consummate transactions contemplated by such Subscription Agreements at or prior to Closing.

 7.9.2
Without limiting the generality of the foregoing, each of SPAC, the Company and New Holdco shall give the other such Party prompt written notice of:

(i)
any breach or default (or any event or circumstance that, with or without notice, lapse of time or both, could give rise to any breach or default) by any party to any Subscription Agreement known to such Party;

(ii)
the receipt of any written notice or other written communication from any party to any Subscription Agreement (other than written notices or other written communication from such other Party) with respect to any actual, threatened or claimed expiration, lapse, withdrawal, breach, default, termination or repudiation by any party to any Subscription Agreement or any provisions of any Subscription Agreement; and
(iii)
if such Party does not expect to receive all or any portion of the amounts contemplated by the Subscription Agreements on the terms, in the manner or from the Investors contemplated by the Subscription Agreements. SPAC, the Company or New Holdco, as applicable, shall deliver all notices it is required to deliver under the Subscription Agreements on a timely basis in order to cause the Investors to consummate the transactions contemplated by the Subscription Agreements at or prior to the Closing.

7.9.3
Neither SPAC nor New Holdco shall permit or consent to any amendment, supplement or modification to any executed Subscription Agreement without the prior written consent of the Seller, which consent shall not be unreasonably withheld, delayed or conditioned.

7.9.4
From and after the date of this Agreement until the earlier of the Closing and the termination of this Agreement pursuant to Section 9.1, SPAC may only, without the prior written consent of the Seller, enter into a binding agreement or agreements with a financing source or sources relating to a Private Placement or transactions substantially identical to the form of the Subscription Agreements, including with respect to price, in an amount equal to any portion SPAC or New Holdco is notified that an Investor does not intend to perform its obligations.

7.10
Public Announcements

The initial press releases relating to this Agreement shall be simultaneous releases by SPAC, Seller and the Company, the texts of which, in each case, have been agreed to by each of SPAC and Seller. Thereafter, between the date of this Agreement and the Closing Date (or the earlier termination of this Agreement in accordance with Article 9), unless otherwise prohibited by applicable Law or the requirements of Nasdaq or Euronext, as applicable, each Party shall use its reasonable best efforts to consult with each other Party before issuing any press release or otherwise making any public statements (including through social media platforms) with respect to this Agreement and the Transactions, and shall not issue any such press release or make any such public statement (including through social media platforms) without the prior written consent of the other Parties. Furthermore, nothing contained in this Section 7.10 shall prevent SPAC or the Company and/or their respective Affiliates from furnishing customary or other reasonable information concerning the Transactions to their investors and prospective investors that is substantively consistent with public statements previously consented to by the other Party in accordance with this Section 7.10.
7.11
New Holdco Name Change

Following the Closing, New Holdco shall, as promptly as practicable, amend its governing documents and take all other actions necessary to change its name to Telesign, Inc.
7.12
A&R New Holdco Organizational Documents

Prior to the Closing, New Holdco shall (i) amend and restate its certificate of incorporation and bylaws in the forms attached hereto as Exhibit I and (ii) file such amended and restated certificated of incorporation with, and cause it to be accepted by, the Secretary of State of the State of Delaware.
7.13
Stock Exchange Listing

From the date of this Agreement through the SPAC Merger Effective Time, the Parties shall use reasonable best efforts to ensure that SPAC remains listed as a public company on, and for SPAC Ordinary Shares to be tradable over, Nasdaq. From the date of this Agreement through the Closing, the Parties shall use reasonable best efforts to have New Holdco listed on Nasdaq as of the Closing.
7.14
Antitrust & Foreign Investment

 7.14.1
To the extent required under any Laws that are designed to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade, including the

HSR Act (“Antitrust Laws”), each Party agrees to promptly make any required filing or application under Antitrust Laws, as applicable, and no later than ten (10) Business Days after the date of this Agreement, Seller and SPAC each shall file (or cause to be filed) with the Antitrust Division of the U.S. Department of Justice and the U.S. Federal Trade Commission a Notification and Report Form as required by the HSR Act. The Parties agree to supply as promptly as reasonably practicable any additional information and documentary material that may be requested pursuant to Antitrust Laws and to take all other actions necessary, proper or advisable to cause the expiration or termination of the applicable waiting periods or obtain required approvals, as applicable under Antitrust Laws as soon as practicable.
7.14.2
In furtherance, but without limitation to the generality, of Section 7.14.1 and the other terms of this Section 7.14:

  (i)
As promptly as practicable and in any event within five (5) Business Days following the date hereof, SPAC shall provide all information reasonably requested by Seller in connection with any potentially required filing or application under Antitrust Laws, and thereafter shall promptly provide any other such information reasonably requested by Seller and otherwise cooperate with Seller in good faith in respect thereof.

  (ii)
If Seller determines, after consulting with SPAC and considering SPAC’s views in good faith, that any such filing or application under Antitrust Laws is required (each, an “Other Approval”), Seller shall promptly notify SPAC in writing. If Seller has determined pursuant to the previous sentence that any such Other Approval is required, the Parties hereto shall, and shall cause their respective Affiliates to, use their reasonable best efforts to obtain all such Other Approvals, in accordance with the other terms of this Section 7.14 and this Agreement.

7.14.3
To the extent required or desirable (as agreed by the Parties, acting reasonably) under any Laws, including the NSIA and the PRC National Security Laws, that are designed to prohibit, restrict, or regulate cross-border investments for national security, national interest, or other purposes (“Foreign Investment Laws”), each Party agrees to promptly make any required filing under Foreign Investment Laws, as applicable. In the case of any Foreign Investment Laws in effect as of the date of this Agreement, such filing shall be made by the Party responsible for such filing under the relevant Foreign Investment Laws no later than fifteen (15) Business Days after the date of this Agreement. In the case of any Foreign Investment Laws that come into effect after the date of this Agreement but prior to Closing, such filing shall be made by the Party responsible for such filing under the relevant Foreign Investment Laws no later than fifteen (15) Business Days after such Foreign Investment Laws take effect. The Parties agree to supply as promptly as reasonably practicable, but in any case within times specified in applicable Foreign Investment Laws, any additional information and documentary material that may be requested pursuant to Foreign Investment Laws and to take all other actions necessary, proper or advisable to obtain as soon as practicable required approvals or clearances, as applicable, under Foreign Investment Laws.

7.14.4
SPAC, and Seller each shall, in connection with its efforts to obtain all requisite approvals and expiration or termination of waiting periods for the Transactions under any Antitrust Law and to obtain any required or desirable approvals or clearances under Foreign Investment Laws, as applicable and in accordance with Section 7.14.3, use its reasonable best efforts to: (i) cooperate in all respects with each other Party or its Affiliates in connection with any filing or submission and in connection with any investigation or other inquiry, including any proceeding initiated by a private Person; (ii) keep the other reasonably informed of any communication received by such Party from, or given by such Party to, any Governmental Authority and of any communication received or given in connection with any proceeding by a private Person, in each case regarding any of the Transactions, and promptly furnish the other with copies of all such written communications (with the exception of the filings, if any, submitted under the HSR Act); (iii) permit the other to review in advance any written communication to be given by it to, and consult with each other in advance of any meeting or video or telephonic conference with, any Governmental Authority or, in connection with any proceeding by a private Person, with any other Person, and, to the extent permitted by such Governmental Authority or other Person, give the other the opportunity to attend and participate in such in person, video or telephonic meetings and conferences; (iv) in the event a Party is prohibited from participating in or attending any in person, video or telephonic meetings or conferences, the other shall keep such Party promptly and reasonably apprised with respect thereto; and (v) use reasonable best efforts to cooperate in the filing of any memoranda, white papers, filings, correspondence or other written communications explaining or defending the Transactions, articulating any regulatory or competitive argument, and/or responding to requests or objections made by any Governmental Authority; provided that materials required to be provided pursuant to this Section 7.14.4 may be restricted to outside counsel and may be redacted (a) to remove references concerning the valuation of the Company, and (b) as necessary to comply with contractual arrangements, applicable Foreign Investment Laws or other applicable Laws.
7.14.5
No Party shall take any action that could reasonably be expected to adversely affect or materially delay the approval of any Governmental Authority, or the expiration or termination of any waiting period under Antitrust Laws, including by agreeing to merge with or acquire any other Person or acquire a substantial portion of the assets of or equity in any other Person. The Parties further covenant and agree, with respect to a threatened or pending preliminary or permanent injunction or other order, decree or ruling or statute, rule, regulation or executive order that would adversely affect the ability of the Parties to consummate the Transactions, to use reasonable best efforts to prevent or lift the entry, enactment or promulgation thereof, as the case may be.

7.15
Trust Account

At least 48 hours prior to the Closing, SPAC shall provide notice to the Trustee in accordance with the Trust Agreement and shall deliver any other documents, opinions or notices required to be delivered to the Trustee pursuant to the Trust Agreement and cause the Trustee prior to the Closing to, and the Trustee shall thereupon be obligated to, transfer all funds held in the Trust Account to SPAC and thereafter shall cause the Trust Account and the Trust Agreement to terminate.
7.16
Directors

SPAC, New SPAC and New Holdco shall take all necessary action so that, immediately after the Closing, the board of directors of New Holdco is comprised of the individuals designated on Exhibit J.
7.17
Filing Fees

Any filing or similar fees with respect to any regulatory or governmental approval, including the Registration Statement / Proxy Statement and the matters set forth in Sections 7.14 and 8.1.3, shall be borne by the Seller.
7.18
Joinders

At or promptly after the Closing, New Holdco will execute a customary joinder to each agreement set forth on Section 7.18 of the Company Disclosure Schedule.
7.19
Leakage

 7.19.1
Seller agrees that it shall use its commercially reasonable efforts to prevent the occurrence of any Leakage from the date hereof through the Closing Date.

 7.19.2
Notwithstanding any provision herein to the contrary, the Parties agree that (i) the sole recourse of SPAC, New SPAC, New Holdco and their respective Affiliates in relation to any Leakage shall be the impact to the Company Equity Value (as provided in the definition thereof) based on the amount of such Leakage set forth in the Leakage Certificate as it may be revised by Seller pursuant to Section 2.3.6, and (ii) from and after the Closing, no Party hereto or respective Affiliate thereof shall have any recourse whatsoever with respect to any Leakage.

 7.19.3
Prior to the Closing, Seller shall notify SPAC in writing promptly, but in no event later than three (3) Business Days, after becoming aware of any material breach of Section 7.19.1 (including the specific amount of any Leakage, if known).

7.20
Litigation

 7.20.1
With respect to (i) any Action disclosed on Section 4.9 of the Company Disclosure Schedule or (ii) any Action brought after the date of this Agreement that would have been required to be disclosed on Section 4.9 of the Company Disclosure Schedule had such Action been brought prior to the date of this Agreement, the Company shall, (x) to the extent not already disclosed on Section 4.9 of the Company Disclosure Schedule, promptly notify SPAC of any such Action and (y) keep SPAC reasonably informed with respect to the status of any such Action and provide SPAC with copies of all material correspondence, pleadings and updates regarding such Action, provided that provision of any privileged information shall be subject to entry by the Company, SPAC and/or other relevant Persons into a customary joint defense agreement. The Company shall, subject to entry by the Company, SPAC and/or any other relevant Persons into a customary joint defense agreement: consult with SPAC regarding the defense of any such Action (including regarding the choice of any counsel to defend such Action to the extent counsel has not already been engaged with respect to such Action prior to the date of this Agreement), shall give due consideration to SPAC’s advice with respect to such litigation and shall not settle or agree to settle any such Action without the prior written consent of SPAC, such consent not to be unreasonably withheld, conditioned or delayed.

 7.20.2
With respect to (i) any Action disclosed on Section 5.9 of the SPAC Disclosure Schedule or (ii) any Action brought after the date of this Agreement that would have been required to be disclosed on Section 5.9 of the SPAC Disclosure Schedule had such Action been brought prior to the date of this Agreement, SPAC shall, (x) to the extent not already disclosed on Section 5.9 of the SPAC Disclosure Schedule, promptly notify Seller of any such Action and (y) keep Seller reasonably informed with respect to the status of any such Action and provide Seller with copies of all material correspondence, pleadings and updates regarding such Action, provided that provision of any privileged information shall be subject to entry by Seller, SPAC and/or other relevant Persons into a customary joint defense agreement. SPAC shall, subject to entry by the Seller, SPAC and/or any other relevant Persons into a customary joint defense agreement: consult with Seller regarding the defense of any such Action (including regarding the choice of any counsel to defend such Action to the extent counsel has not already been engaged with respect to such Action prior to the date of this Agreement), shall give due consideration to Seller’s advice with respect to such litigation and shall not settle or agree to settle any such Action without the prior written consent of Seller, such consent not to be unreasonably withheld, conditioned or delayed.

7.21
Forward Purchase Agreement

SPAC shall cause that certain forward purchase contract dated as of January 21, 2021, by and between SPAC and its sponsor, NAAC Sponsor LP, to be terminated prior to or at the Closing, and prior to such termination shall not enter into any transactions pursuant thereto.
7.22
SEC Filings

In the event SPAC is required by SEC rules, policies or any request by the SEC to amend or modify any filings made with the SEC, including any restatement of its financial statements or any portion thereof, it will complete all such amendments or modifications, and use its reasonable best efforts to cause all such amendments or modifications to be accepted by the SEC, in each case as promptly as reasonably practicable.

8
Conditions to the Transactions

8.1
Conditions to the Obligations of Each Party

The obligations of Seller, the Company, SPAC, New Holdco and New SPAC to consummate the Transactions are subject to the satisfaction or waiver (where permissible) at or prior to the Closing of the following conditions:
 8.1.1
SPAC Shareholders’ Approval.   The Transaction Proposals shall have been approved and resolved by the requisite affirmative vote of the shareholders of SPAC in accordance with the Registration Statement / Proxy Statement, applicable Law, the SPAC Articles of Association and the rules and regulations of Nasdaq.

 8.1.2
No Order.   No Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Law, rule, regulation, judgment, decree, executive order or award which is then in effect and has the effect of making the Transactions illegal or otherwise prohibiting consummation of the Transactions.

 8.1.3
Regulatory Approvals

  (i)
All required filings under the HSR Act shall have been completed and any applicable waiting period (and any extension thereof) applicable to the consummation of the Transactions under the HSR Act shall have expired.

  (ii)
The NSIA Approval shall have been received.

  (iii)
The PRC National Security Approval shall have been received.

 8.1.4
Stock Exchange Listing.   New Holdco’s initial listing application with Nasdaq in connection with the Transactions shall have been conditionally approved, and the New Holdco Common Stock shall have been accepted for listing on Nasdaq (subject to the Closing occurring), or, in each case, with another national securities exchange mutually agreed to by the Parties in writing, as of the Closing Date.

 8.1.5
SPAC Net Tangible Assets.   SPAC shall have at least $5,000,001 of net tangible assets after giving effect to the Private Placements and following the exercise of Redemption Rights in accordance with the SPAC Articles of Association.

 8.1.6
Registration Statement / Proxy Statement.   The Registration Statement / Proxy Statement shall have been declared effective under the Securities Act. No stop order suspending the effectiveness of the Registration Statement / Proxy Statement shall be in effect, and no proceedings for purposes of suspending the effectiveness of the Registration Statement / Proxy Statement shall have been initiated or be threatened in writing by the SEC.

 8.1.7
Private Placements.   The sale and issuance by New Holdco of New Holdco Common Stock in connection with the Private Placements shall have been consummated prior to or in connection with the Closing.

8.2
Conditions to the Obligations of SPAC, New Holdco and New SPAC

The obligations of SPAC, New Holdco and New SPAC to consummate the Transactions are subject to the satisfaction or waiver (where permissible) at or prior to the Closing of the following additional conditions:
 8.2.1
Representations and Warranties

  (i)
The representations and warranties of Seller contained in Article 3 shall each be true and correct in all material respects as of the date hereof and the Closing (except to the extent that any such representation or warranty expressly is made as of an earlier date, in which case such representation and warranty shall be true and correct as of such specified date).

  (ii)
The representations and warranties of the Company in (x) Section 4.1, Section 4.2, Section 4.3, Section 4.4, Section 4.5.1 and Section 4.23 shall each be true and correct in all material respects as of the date hereof and the Closing (except to the extent that any such representation or warranty expressly is made as of an earlier date, in which case such representation and warranty shall be true and correct as of such specified date) and (y) the other provisions of Article 4 shall be true and correct in all respects (without giving effect to any “materiality,” “Company Material Adverse Effect” or similar qualifiers contained in any such representations and warranties) as of the date hereof and as of the Closing as though made on and as of such date (except to the extent that any such representation or warranty expressly is made as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date), except where the failures of any such representations and warranties to be so true and correct, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect.

 8.2.2
Agreements and Covenants.   Seller and the Company shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Closing.

 8.2.3
Officer Certificates.   The Company shall have delivered to SPAC a certificate, dated the date of the Closing, signed by an officer of the Company, certifying as to the satisfaction of the conditions specified in Section 8.2.1(ii), Section 8.2.2 and Section 8.2.4 as they relate to the Company. Seller shall have delivered to SPAC a certificate, dated the date of the Closing, signed by an officer of Seller, certifying as to the satisfaction of the conditions specified in Section 8.2.1(i) and Section 8.2.2 as they relate to Seller.

 8.2.4
Material Adverse Effect.   No Company Material Adverse Effect shall have occurred between the date of this Agreement and the Closing.

8.3
Conditions to the Obligations of the Seller and the Company

The obligations of Seller and the Company to consummate the Transactions are subject to the satisfaction or waiver (where permissible) at or prior to the Closing of the following additional conditions:
 8.3.1
Representations and Warranties.   The representations and warranties of SPAC, New Holdco and New SPAC contained in (i) Section 5.1, Section 5.2, Section 5.3, Section 5.4, Section 5.5.1(i) and Section 5.12 shall each be true and correct in all material respects as of the date hereof and the Closing (except to the extent that any such representation or warranty expressly is made as of an earlier date, in which case such representation and warranty shall be true and correct as of such specified date) and (ii) the other provisions of Article 5 shall be true and correct in all respects (without giving effect to any “materiality,” “SPAC Material Adverse Effect” or similar qualifiers contained in any such representations and warranties) as of the date hereof and as of the Closing as though made on and as of such date (except to the extent that any such representation or warranty expressly is made as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date), except where the failures of any such representations and warranties to be so true and correct, individually or in the aggregate, would not reasonably be expected to have a SPAC Material Adverse Effect.

 8.3.2
Agreements and Covenants.   SPAC, New Holdco and New SPAC shall have performed or complied in all material respects with all other agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Closing.

 8.3.3
Officer Certificate.   SPAC shall have delivered to the Seller a certificate, dated the date of the Closing, signed by the President of SPAC, certifying as to the satisfaction of the conditions specified in Section 8.3.1, Section 8.3.2 and Section 8.3.4.

 8.3.4
Material Adverse Effect.   No SPAC Material Adverse Effect shall have occurred between the date of this Agreement and the Closing.

 8.3.5
Available Cash.   The amount of Available Cash shall not be less than an amount equal to $200,000,000.

 8.3.6
Registration Rights Agreement.   All parties to the Registration Rights Agreement (other than Seller) shall have delivered, or cause to be delivered, to Seller copies of the Registration Rights Agreement duly executed by all such parties.

 8.3.7
Waiver.   Sponsor shall deliver an irrevocable and unconditional written waiver, in form and substance reasonably satisfactory to Seller, of all of its rights pursuant to Section 15 of the Promissory Note, dated August 6, 2021, made by and between SPAC and Sponsor.

 8.3.8
Resignation.   All officers and directors of New SPAC and New Holdco shall have executed written resignations effective as of the SPAC Merger Effective Time, copies of which shall have been delivered to the Seller.

 8.3.9
Other Approvals.   All Other Approvals have been obtained, in a manner in form and substance satisfactory to Seller.

9
Termination, Amendment and Waiver

9.1
Termination

This Agreement may be terminated and the Transactions may be abandoned at any time prior to the Closing, notwithstanding any requisite approval and adoption of this Agreement and the Transactions by the shareholders of SPAC, as follows:
 9.1.1
by mutual written consent of SPAC and Seller;

 9.1.2
by either SPAC or Seller if the Closing shall not have occurred prior to June 30, 2022 (the “Outside Date”); provided, however, that this Agreement may not be terminated under this Section 9.1.2 by or on behalf of any Party that either directly or indirectly through its Affiliates is in breach or violation of any representation, warranty, covenant, agreement or obligation contained herein and such breach or violation is the principal cause of the failure of a condition set forth in Article 8 on or prior to the Outside Date;

 9.1.3
by either SPAC or Seller if any Governmental Authority shall have enacted, issued, promulgated, enforced or entered any injunction, order, decree or ruling (whether temporary, preliminary or permanent) which has become final and nonappealable and has the effect of making consummation of the Transactions illegal or otherwise preventing or prohibiting consummation of the Transactions;

 9.1.4
by either SPAC or Seller if any of the Transaction Proposals shall fail to receive the requisite vote for approval at the SPAC Shareholders’ Meeting;

 9.1.5
by SPAC upon a breach of any representation, warranty, covenant or agreement on the part of Seller or the Company set forth in this Agreement, or if any representation or warranty of Seller or the Company shall have become untrue, in either case such that the conditions set forth in Sections 8.2.1 and 8.2.2 would not be satisfied (“Terminating Company Breach”); provided that SPAC has not waived such Terminating Company Breach and SPAC, New Holdco and New SPAC are not then in material breach of their representations, warranties, covenants or agreements in this Agreement; provided however, that, if such Terminating Company Breach is curable by Seller or the Company, SPAC may not terminate this Agreement under this Section 9.1.5 for so long as Seller and the Company continue to exercise their reasonable efforts to cure such breach, unless such breach is not cured by the earlier of thirty (30) days after notice of such breach is provided by SPAC to Seller and the Outside Date; or

 9.1.6
by Seller upon a breach of any representation, warranty, covenant or agreement on the part of SPAC, New Holdco and New SPAC set forth in this Agreement, or if any representation or warranty of SPAC, New Holdco and New SPAC shall have become untrue, in either case such that the conditions set forth in Sections 8.3.1 and 8.3.2 would not be satisfied (“Terminating

SPAC Breach”); provided that the Company has not waived such Terminating SPAC Breach and Seller and the Company are not then in material breach of their representations, warranties, covenants or agreements in this Agreement; provided, however, that, if such Terminating SPAC Breach is curable by SPAC, New Holdco and New SPAC, Seller may not terminate this Agreement under this Section 9.1.6 for so long as SPAC, New Holdco and New SPAC continue to exercise their reasonable efforts to cure such breach, unless such breach is not cured by the earlier of thirty (30) days after notice of such breach is provided by Seller to the SPAC and the Outside Date.
9.2
Effect of Termination

In the event of the termination of this Agreement pursuant to Section 9.1, this Agreement shall forthwith become void, and there shall be no liability under this Agreement on the part of any Party, except as set forth in Article 10, and any corresponding definitions set forth in Article 1, or in the case of termination subsequent to a willful and material breach of this Agreement by a Party or in the case of fraud.
9.3
Expenses

Except as set forth in this Section 9.3, all expenses incurred in connection with this Agreement and the Transactions shall be paid by the Party incurring such expenses; provided that, if the Closing shall occur, New Holdco shall pay or cause to be paid, (i) Transfer Taxes, (ii) the SPAC Transaction Expenses and (iii) the Company Transaction Expenses; and provided, further, that SPAC and the Company shall each pay one half of the filing fee for the Notification and Report Forms filed under the HSR Act, which payments shall be a SPAC Transaction Expense and a Company Transaction Expense, respectively.
9.4
Amendment

This Agreement may be amended in writing by the Parties at any time prior to the Closing. This Agreement may not be amended except by an instrument in writing signed by each of the Parties.
9.5
Waiver

 9.5.1
At any time prior to the Closing:

  (i)
SPAC may (a) extend the time for the performance of any obligation or other act of Seller or the Company, (b) waive any inaccuracy in the representations and warranties of Seller or the Company contained herein or in any document delivered by Seller or the Company pursuant hereto and (c) waive compliance with any agreement of Seller or the Company or any condition to its own obligations contained herein; and

  (ii)
Seller may (a) extend the time for the performance of any obligation or other act of SPAC, New Holdco or New SPAC, (b) waive any inaccuracy in the representations and warranties of SPAC, New Holdco or New SPAC contained herein or in any document delivered by SPAC, New Holdco or New SPAC pursuant hereto and (c) waive compliance with any agreement of SPAC, New Holdco or New SPAC or any condition to its own obligations contained herein.

 9.5.2
Any such extension or waiver shall be valid if set forth in an instrument in writing signed by the Party or Parties to be bound thereby. Any such waiver shall constitute a waiver only with respect to the specific matter described in such writing and shall in no way impair the rights of the Party granting such waiver in any other respect or at any other time. Neither the waiver by any of the Parties of a breach of or a default under any of the provisions of this Agreement, nor the failure by any of the Parties, on one or more occasions, to enforce any of the provisions of this Agreement or to exercise any right or privilege hereunder, shall be construed as a waiver of any other breach or default of a similar nature, or as a waiver of any of such provisions, rights or privileges hereunder. The rights and remedies herein provided are cumulative and are not exclusive of any rights or remedies that each Party may otherwise have at law or in equity.

10
General Provisions

10.1
Notices

All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person, by email or by registered or certified mail (postage prepaid, return receipt requested) to the respective Parties at the following addresses (or at such other address for a Party as shall be specified in a notice given in accordance with this Section 10.1):
if to SPAC, New SPAC or New Holdco:
North Atlantic Acquisition Corporation
c/o Reed Smith LLP
2850 N. Harwood Street, Suite 1500
Dallas, TX 75201
Attention: Lynwood Reinhardt
Email: lreinhardt@reedsmith.com
with a copy to:
Reed Smith LLP
2850 N. Harwood Street, Suite 1500
Dallas, TX 75201
Attention: Lynwood Reinhardt
Email: lreinhardt@reedsmith.com
and a copy to:
McDermott Will & Emery LLP
One Vanderbilt Ave.
New York, NY 10017
Attention: Ari Edelman
Email: AEdelman@mwe.com
if to the Company or Seller:
BICS
Boulevard du Roi Albert II 27-1030
Bruxelles, Belgium
Attention: Guillaume Boutin
Email: guillaume.boutin@proximus.com
with a copy to:
Linklaters LLP
1290 Avenue of the Americas
New York, NY 10104
Attention: Jeffrey Cohen; Peter Cohen-Millstein
Email: jeffrey.cohen@linklaters.com; peter.cohen-millstein@linklaters.com
and
Linklaters LLP
Rue Brederode 13, 1000
Brussels, Belgium
Attention: An-Sofie Van Hootegem; Eric Pottier
Email: ansofie.vanhootegem@linklaters.com; eric.pottier@linklaters.com

10.2
Non-survival of Representations, Warranties and Covenants

None of the representations, warranties, covenants, obligations or other agreements in this Agreement or in any certificate, statement or instrument delivered pursuant to this Agreement, including any rights arising out of any breach of such representations, warranties, covenants, obligations, agreements and other provisions, shall survive the Closing and all such representations, warranties, covenants, obligations or other agreements shall terminate and expire upon the occurrence of the Closing (and there shall be no liability after the Closing in respect thereof), except for (i) those covenants and agreements contained herein that by their terms expressly apply in whole or in part after the Closing and then only with respect to any breaches occurring after the Closing and (ii) this Article 10 and any corresponding definitions set forth in Article 1.
10.3
Severability

If any term or other provision of this Agreement is held to be invalid, illegal or incapable of being enforced by any rule of Law, or public policy, in whole or in part, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Transactions is not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in a mutually acceptable manner in order that the Transactions be consummated as originally contemplated to the fullest extent possible.
10.4
Entire Agreement; Assignment

This Agreement and the Ancillary Agreements constitute the entire agreement among the Parties with respect to the subject matter hereof and supersede, except as set forth in Section 7.3.2, all prior and contemporaneous agreements and undertakings, both written and oral, among the Parties, or any of them, with respect to the subject matter hereof. Neither Party shall assign, grant or otherwise transfer the benefit of the whole or any part of this Agreement or any of the rights hereunder (whether pursuant to a merger, by operation of Law or otherwise) by any Party without the prior express written consent of the other Parties.
10.5
Parties in Interest

This Agreement shall be binding upon and inure solely to the benefit of each Party, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement, other than Section 7.6 and Section 10.11 (which are intended to be for the benefit of the Persons covered thereby and may be enforced by such Persons).
10.6
Governing Law

This Agreement shall be governed by, and construed in accordance with, the Laws of the State of Delaware applicable to contracts executed in and to be performed in that State (the “Governing Law”). All legal actions and proceedings arising out of or relating to this Agreement shall be heard and determined exclusively in any Delaware Chancery Court; provided that if jurisdiction is not then available in the Delaware Chancery Court, then any such legal Action may be brought in any federal court located in the State of Delaware or any other Delaware state court. The Parties hereby (a) irrevocably submit to the exclusive jurisdiction of the aforesaid courts for themselves and with respect to their respective properties for the purpose of any Action arising out of or relating to this Agreement brought by any Party hereto, and (b) agree not to commence any Action relating thereto except in the courts described above in Delaware, other than Actions in any court of competent jurisdiction to enforce any judgment, decree or award rendered by any such court in Delaware as described herein. Each of the Parties further agrees that notice as provided herein shall constitute sufficient service of process and the parties further waive any argument that such service is insufficient. Each of the Parties hereby irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any Action arising out of or relating to this Agreement or the Transactions, (a) any claim that it is not personally subject to the jurisdiction of the courts in Delaware as described herein for any reason, (b) that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (c) that (i) the Action in any such court is brought in an inconvenient forum, (ii) the venue of such Action is improper or (iii) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.
10.7
Waiver of Jury Trial

EACH OF THE PARTIES HEREBY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR THE TRANSACTIONS. EACH OF THE PARTIES (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THAT FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT AND THE TRANSACTIONS, AS APPLICABLE, BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 10.7.
10.8
Headings

The descriptive headings contained in this Agreement are included for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.
10.9
Counterparts

This Agreement may be executed and delivered (including by facsimile or portable document format (pdf) transmission) in one or more counterparts, and by the different Parties in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.
10.10
Specific Performance

 10.10.1
The Parties agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof, and, accordingly, that the Parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof (including the Parties’ obligation to consummate the Transactions) without proof of actual damages or otherwise, in addition to any other remedy to which they are entitled at Law or in equity as expressly permitted in this Agreement. Each of the Parties hereby further waives (i) any defense in any action for specific performance that a remedy at Law would be adequate and (ii) any requirement under any Law to post security or a bond as a prerequisite to obtaining equitable relief.

 10.10.2
Notwithstanding anything to the contrary in this Agreement, if prior to the Outside Date any Party initiates an Action to prevent breaches or threatened breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, then the Outside Date shall be automatically extended by: (i) the amount of time during which such Action is pending plus twenty (20) Business Days; or (ii) such other time period established by the court presiding over such Action.

10.11
No Recourse

All claims, obligations, liabilities, or causes of action (whether in contract or in tort, in Law or in equity or otherwise, or granted by statute or otherwise, whether by or through attempted piercing of the corporate, limited partnership or limited liability company veil or any other theory or doctrine, including alter ego or otherwise) that may be based upon, in respect of, arise under, out or by reason of, be connected with, or relate in any manner to this Agreement or the other Transaction

Documents, or the negotiation, execution, or performance or non-performance of this Agreement or the other Transaction Documents (including any representation or warranty made in, in connection with, or as an inducement to this Agreement or the other Transaction Documents), may be made only against (and such representations and warranties are those solely of) the Persons that are expressly identified as parties to this Agreement or the applicable Transaction Document (the “Contracting Parties”), except as set forth in this Section 10.11. In no event shall any Contracting Party have any shared or vicarious liability for the actions or omissions of any other Person. No Person who is not a Contracting Party, including without limitation any current, former or future director, officer, employee, incorporator, member, partner, manager, stockholder, Affiliate, agent, financing source, attorney or Representative or assignee of any Contracting Party, or any current, former or future director, officer, employee, incorporator, member, partner, manager, stockholder, Affiliate, agent, financing source, attorney or Representative or assignee of any of the foregoing (collectively, the “Nonparty Affiliates”), shall have any liability (whether in contract or in tort, in Law or in equity or otherwise, or granted by statute or otherwise, whether by or through attempted piercing of the corporate, limited partnership or limited liability company veil or any other theory or doctrine, including alter ego or otherwise) for any obligations or liabilities arising under, out of, in connection with, or related in any manner to this Agreement or the other Transaction Documents or for any claim based on, in respect of, or by reason of this Agreement or the other Transaction Documents or their negotiation, execution, performance, or breach, except with respect to willful misconduct or fraud against the Person who committed such willful misconduct or fraud, and, to the maximum extent permitted by applicable Law; and each Party waives and releases all such liabilities, claims, causes of action and obligations against any such Nonparty Affiliates. The Parties acknowledge and agree that the Nonparty Affiliates are intended third-party beneficiaries of this Section 10.11. Notwithstanding anything to the contrary herein, none of the Contracting Parties or any Nonparty Affiliate shall be responsible or liable for any multiple, consequential, indirect, special, statutory, exemplary or punitive damages which may be alleged as a result of this Agreement, the Transaction Documents or any other agreement referenced herein or therein or the transactions contemplated hereunder or thereunder, or the termination or abandonment of any of the foregoing, except with respect to willful misconduct or fraud against the Person who committed such willful misconduct or fraud, and, to the maximum extent permitted by applicable Law.
[Signature Page Follows]

In witness whereof, SPAC, New Holdco, New SPAC, Seller and the Company have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.
NORTH ATLANTIC ACQUISITION CORP.
By	/s/ Gary Quin Name: Gary Quin Title: Chief Executive Officer
NAAC HOLDCO, INC.
By	/s/ Gary Quin Name: Gary Quin Title: President
NORTH ATLANTIC ACQUISITION, LLC
By	/s/ Gary Quin Name: Gary Quin Title: President
[Signature Page to BCA]

BICS
By	/s/ Guillaume Boutin Name: Guillaume Boutin Title: Chairman
TORINO HOLDING CORP.
By	/s/ Joe Burton Name: Joe Burton Title: Chief Executive Officer
[Signature Page to BCA]

Exhibit A
Form of Plan of Merger
[Attached]

Exhibit B
Form of Certificate of Merger
[Attached]

Exhibit C
Form of Registration Rights Agreement
[Attached]

Exhibit D
Proximus Non-Compete Agreement
[Attached]

Exhibit E
Stockholders Agreement
[Attached]

Exhibit F
Company Tax Notices
[Attached]

Exhibit G
Capitalization
[Attached]

Exhibit H
New EIP
[Attached]

Exhibit I
A&R New Holdco Organizational Documents
[Attached]

Annex B
PROPOSED CERTIFICATE OF INCORPORATION
AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
OF
NAAC Holdco, Inc.
[      ], 2022
NAAC Holdo, Inc. (the “Corporation”), a corporation existing under the General Corporation Law of the State of Delaware (the “DGCL”), hereby certifies as follows:
1.   The name of the Corporation is “NAAC Holdco, Inc.”. The Corporation was incorporated by the filing of its original Certificate of Incorporation with the Secretary of State of the State of Delaware on December 8, 2021 (the “Original Certificate”).
2.   This Amended and Restated Certificate of Incorporation (this “Amended and Restated Certificate”) amends and restates the Original Certificate in its entirety, has been approved by the Board of Directors of the Corporation (the “Board of Directors”) in accordance with Sections 242 and 245 of the DGCL and has been adopted by the stockholders of the Corporation at a meeting of the stockholders of the Corporation in accordance with the provisions of Section 211 of the DGCL.
3.   This Amended and Restated Certificate shall become effective on the date of filing with the Secretary of State of the State of Delaware.
4.   The text of the Original Certificate is hereby amended and restated in its entirety to read in full as follows:
ARTICLE I
NAME
The name of the Corporation is NAAC Holdco, Inc.
ARTICLE II
REGISTERED AGENT
The registered office of the Corporation in the State of Delaware is 251 Little Falls Drive, Wilmington, County of New Castle, State of Delaware 19808. The name of its registered agent at that address is Corporation Service Company.
ARTICLE III
PURPOSE
The purpose of the Corporation shall be to engage in any lawful act or activity for which corporations may be organized under the DGCL as it now exists or may hereafter be amended and supplemented. In addition to the powers and privileges conferred upon the Corporation by law and those incidental thereto, the Corporation shall possess and may exercise all the powers and privileges that are necessary or convenient to the conduct, promotion or attainment of the business or purposes of the Corporation.
ARTICLE IV
CAPITALIZATION
A.   Classes of Stock.   The total number of shares of all classes of capital stock that the Corporation shall have authority to issue is 501,000,000, of which 500,000,000 shares shall be Common Stock, $0.0001 par value per share (the “Common Stock”), and 1,000,000 shares shall be Preferred Stock, $0.0001 par value per share (the “Preferred Stock”). The number of authorized shares of Common Stock or Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the then outstanding shares of Common Stock, without a vote of the holders of the Preferred Stock, or of any series thereof, unless a vote of any such holders of

Preferred Stock is required pursuant to the provisions established by the Board of Directors in the resolution or resolutions providing for the issue of such Preferred Stock, and if such holders of such Preferred Stock are so entitled to vote thereon, then the only stockholder approval required shall be the affirmative vote of a majority of the voting power of the Common Stock and the Preferred Stock so entitled to vote, voting together as a single class.
B.   Preferred Stock.   The Preferred Stock may be issued from time to time in one or more series, as determined by the Board of Directors. The Board of Directors is expressly authorized to provide for the issue, in one or more series, of all or any of the remaining shares of the Preferred Stock and to establish for each such series the number of its shares, the voting powers, full or limited, of the shares of such series, or that such shares shall have no voting powers, and the designations, preferences and relative, participating, optional or other special rights of the shares of such series, and the qualifications, limitations or restrictions thereof as shall be stated and expressed in the resolution or resolutions adopted by the Board of Directors providing for the issue of such series (a “Preferred Stock Designation”), all to the fullest extent now or hereafter permitted by the DGCL. The Board of Directors is also expressly authorized (unless forbidden in the applicable Preferred Stock Designation) to increase or decrease (but not below the number of shares thereof then outstanding) the number of shares of any series subsequent to the issuance of shares of that series. In case the number of shares of any such series shall be so decreased, the shares constituting such decrease shall resume the status they had prior to the adoption of the resolution originally fixing the number of shares of such series. Except as otherwise expressly provided in any Preferred Stock Designation, (a) any new series of Preferred Stock may be designated, fixed and determined as provided herein by the Board of Directors without approval of the holders of Common Stock or the holders of Preferred Stock, or any series thereof, and (b) any such new series may have powers, preferences and rights, including, without limitation, voting rights, dividend rights, liquidation rights, redemption rights and conversion rights, senior to, junior to or pari passu with the rights of the Common Stock, the Preferred Stock or any future class or series of Preferred Stock or Common Stock.
C.   Common Stock.
1.   Relative Rights of Preferred Stock and Common Stock.   All preferences, voting powers, relative, participating, optional or other special rights and privileges, and qualifications, limitations or restrictions of the Common Stock are expressly made subject and subordinate to those that may be fixed with respect to any shares of the Preferred Stock.
2.   Voting Rights.   Except as otherwise provided herein or expressly required by law or as otherwise provided in any Preferred Stock Designation, the holders of the Common Stock shall exclusively possess all voting power, and each holder of Common Stock shall have one vote in respect of each share of stock held by such holder of record on the books of the Corporation for the election of directors and on all matters submitted to a vote of stockholders of the Corporation. Except as otherwise required by law, holders of Common Stock, as such, shall not be entitled to vote on any amendment to this Amended and Restated Certificate (including any Preferred Stock Designation) that relates solely to the rights, powers, preferences (or the qualifications, limitations or restrictions thereof) or other terms of one or more outstanding series of Preferred Stock if the holders of such affected series of Preferred Stock are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to this Amended and Restated Certificate (including any Preferred Stock Designation) or pursuant to the DGCL.
3.   Dividends.   Subject to applicable law and the rights and preferences of any holders of any outstanding series of Preferred Stock, the holders of the shares of Common Stock shall be entitled to receive, when, as and if declared by the Board of Directors, out of the assets of the Corporation which are by law available therefor, dividends payable either in cash, in property or in shares of capital stock.
4.   Dissolution, Liquidation or Winding Up.   In the event of any dissolution, liquidation or winding up of the affairs of the Corporation, after distribution in full of the preferential amounts, if any, to be distributed to the holders of shares of outstanding Preferred Stock, holders of the Common Stock shall be entitled, unless otherwise provided by law, to receive all of the remaining assets of the

Corporation of whatever kind available for distribution to stockholders ratably in proportion to the number of shares of Common Stock held by them respectively.
ARTICLE V
BOARD OF DIRECTORS
The following provisions are inserted for the management of the business and for the conduct of the affairs of the Corporation, and for further definition, limitation and regulation of the powers of the Corporation and of its directors and stockholders:
A.   Election of directors need not be by written ballot unless the Amended and Restated Bylaws of the Corporation (as amended and/or restated from time to time, the “Bylaws”) so provide.
B.   In furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to adopt, amend or repeal the Bylaws, without any action on the part of the stockholders, by the vote of at least a majority of the directors of the Corporation then in office. In addition to any vote of the holders of any class or series of stock of the Corporation required by applicable law or this Amended and Restated Certificate (including any Preferred Stock Designation), the Bylaws may also be adopted, amended or repealed by the affirmative vote of the holders of at least a majority of the voting power of the shares of the capital stock of the Corporation entitled to vote in the election of directors, voting as one class.
C.   The books of the Corporation may be kept at such place within or without the State of Delaware as the Bylaws may provide or as may be designated from time to time by the Board of Directors.
D.   Except as otherwise expressly provided by the DGCL or this Amended and Restated Certificate, the business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors. The number of directors which shall constitute the whole Board of Directors shall be fixed exclusively by one or more resolutions adopted from time to time by the Board of Directors. Each director shall hold office until his or her successor shall be duly elected and qualified or until his or her earlier resignation, removal from office, death or incapacity.
E.   Subject to the special rights, if any, of the holders of any series of Preferred Stock then outstanding, newly created directorships resulting from any increase in the authorized number of directors or any vacancies in the Board of Directors resulting from death, disability, resignation, retirement, disqualification, removal from office or other cause shall be filled in the manner provided in the Bylaws.
F.   Subject to the special rights, if any, of the holders of any series of Preferred Stock then outstanding, the Board of Directors or any individual director may be removed from office at any time, with or without cause, by the affirmative vote of the holders of at least a majority of the voting power of all the then outstanding shares of voting stock of the Corporation with the power to vote at an election of directors, voting as a single class.
ARTICLE VI
STOCKHOLDERS
A.   Any action required or permitted to be taken by the stockholders of the Corporation must be effected at an annual or special meeting of the stockholders of the Corporation. Any action that may be taken at any annual or special meeting of the stockholders of the Corporation may be taken without a meeting and without a vote if a consent or consents in writing, setting forth the action so taken, shall be signed by the holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted and shall be delivered to the Corporation in accordance with the applicable provisions of the DGCL.
B.   Any action required or permitted to be taken by the holders of any series of Preferred Stock, voting separately as a series or separately as a class with one or more such other series, may be taken without a meeting, without prior notice and without a vote, to the extent expressly so provided by the applicable Preferred Stock Designation relating to such series of Preferred Stock, if a consent or consents in writing, setting forth the action so taken, shall be signed by the holders of outstanding shares of the relevant series of Preferred Stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted and shall be delivered to the Corporation in accordance with the applicable provisions of the DGCL.
C.   Subject to the special rights, if any, of the holders of any series of Preferred Stock, special meetings of the stockholders of the Corporation may be called, for any purpose or purposes, at any time by or at the direction of the Board of Directors, the Chairperson of the Board of Directors or the Chief Executive Officer or by the recordholders of at least a majority of the shares of common stock of the Corporation issued and outstanding and entitled to vote thereat, to be held at such place, date and time as shall be designated in the notice or waiver of notice thereof.
D.   Advance notice of stockholder nominations for the election of directors and of business to be brought by stockholders before any meeting of the stockholders of the Corporation shall be given in the manner and to the extent provided in the Bylaws.
ARTICLE VII
LIMITED LIABILITY; INDEMNIFICATION
A.   Limitation on Liability.   To the fullest extent permitted by the DGCL, as the same exists or as may hereafter be amended (including, but not limited to, Section 102(b)(7) of the DGCL), a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. If the DGCL hereafter is amended to further eliminate or limit the liability of directors, then the liability of a director of the Corporation, in addition to the limitation on personal liability provided herein, shall be eliminated or limited to the fullest extent permitted by the DGCL, as so amended. Any repeal or modification of this Paragraph A of Article VII by the stockholders of the Corporation shall be prospective only and shall not adversely affect any right or protection of a director of the Corporation with respect to events occurring prior to the time of such repeal or modification.
B.   Indemnification.   Each person who is or was a director or officer of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust, employee benefit plan or other enterprise (including the heirs, executors, administrators or estate of such person) shall be indemnified and advanced expenses by the Corporation, in accordance with the Bylaws, to the fullest extent authorized or permitted by the DGCL, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Corporation to provide broader indemnification rights than said law permitted the Corporation to provide prior to such amendment), or any other applicable laws as presently or hereinafter in effect.
C.   Insurance.   The Corporation may, to the fullest extent permitted by law, purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise against any expense, liability or loss incurred by him or her in any such capacity, or arising out of his or her status as such, whether or not the Corporation would have the power to indemnify him or her against such expense, liability or loss under the DGCL.
D.   Repeal and Modification.   Any repeal or modification of the foregoing provisions of this Article VII shall not adversely affect any right or protection existing hereunder immediately prior to such repeal or modification.
ARTICLE VIII
FORUM SELECTION
A.   Unless the Corporation consents in writing to the selection of an alternative forum, (a) the Court of Chancery (the “Chancery Court”) of the State of Delaware (or, in the event that the Chancery Court does not have jurisdiction, the federal district court for the District of Delaware or other state courts of the

State of Delaware) shall, to the fullest extent permitted by law, be the sole and exclusive forum for (i) any derivative action, suit or proceeding brought on behalf of the Corporation, (ii) any action, suit or proceeding asserting a claim of breach of a fiduciary duty owed by any director, officer or stockholder of the Corporation to the Corporation or to the Corporation’s stockholders, (iii) any action, suit or proceeding arising pursuant to any provision of the DGCL or the Bylaws or this Amended and Restated Certificate (as either may be amended from time to time) or (iv) any action, suit or proceeding asserting a claim against the Corporation governed by the internal affairs doctrine; and (b) subject to the preceding provisions of this Article VIII, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933, as amended. If any action the subject matter of which is within the scope of clause (a) of the immediately preceding sentence is filed in a court other than the courts in the State of Delaware (a “Foreign Action”) in the name of any stockholder, such stockholder shall be deemed to have consented to (x) the personal jurisdiction of the state and federal courts in the State of Delaware in connection with any action brought in any such court to enforce the provisions of clause (a) of the immediately preceding sentence and (y) having service of process made upon such stockholder in any such action by service upon such stockholder’s counsel in the Foreign Action as agent for such stockholder.
B.   Any person or entity purchasing or otherwise acquiring any interest in any security of the Corporation shall be deemed to have notice of and consented to this Article VIII. Notwithstanding the foregoing, the provisions of this Article VIII shall not apply to suits brought to enforce any liability or duty created by the Securities Exchange Act of 1934, as amended, or any other claim for which the federal courts of the United States have exclusive jurisdiction.
ARTICLE IX
AMENDMENTS
A.   The Corporation reserves the right to amend, alter, change or repeal any provision contained in this Amended and Restated Certificate, and any other provisions authorized by the DGCL may be added or inserted, in the manner now or hereafter prescribed by law; and all rights, preferences and privileges of whatsoever nature conferred upon stockholders, directors or other persons whomsoever by and pursuant to this Amended and Restated Certificate in its present form or as hereafter amended are granted subject to the right reserved in this Article IX. Notwithstanding any other provision of this Amended and Restated Certificate or any provision of law that might otherwise permit a lesser vote or no vote, but in addition to any affirmative vote of the holders of any series of Preferred Stock required by law, by this Amended and Restated Certificate or by any Preferred Stock Designation, the affirmative vote of the holders of a majority in voting power of the stock of the Corporation entitled to vote thereon shall be required to amend, alter, change or repeal any provision of this Amended and Restated Certificate, or to adopt any new provision of this Amended and Restated Certificate.
B.   If any provision or provisions of this Amended and Restated Certificate shall be held to be invalid, illegal or unenforceable as applied to any person or entity or circumstance for any reason whatsoever, then, to the fullest extent permitted by law, the validity, legality and enforceability of such provision or provisions in any other circumstance and of the remaining provisions of this Amended and Restated Certificate (including, without limitation, each portion this Amended and Restated Certificate containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) and the application of such provision to other persons or entities and circumstances shall not in any way be affected or impaired thereby.
[Signature Page Follows]

IN WITNESS WHEREOF, the Corporation has caused this Amended and Restated Certificate to be signed by [           ], its Chief Executive Officer, as of the [      ] day of [      ], 2022.

Name: [ ] Title: Chief Executive Officer

Annex C
PROPOSED BYLAWS
AMENDED AND RESTATED BYLAWS
OF
NAAC HOLDCO, INC.
ARTICLE I.
MEETINGS OF STOCKHOLDERS
1.1   Place of Meetings.   All meetings of the stockholders shall be held at such time and place, either within or without the State of Delaware, as shall be designated from time to time by the board of directors (the “Board of Directors”) of NAAC Holdco, Inc., a Delaware corporation (the “Corporation”). The Board of Directors may, in its sole discretion, determine that a meeting of stockholders shall not be held at any place, but may instead be held solely by means of remote communication as provided under the General Corporation Law of the State of Delaware (the “DGCL”). In the absence of any such designation or determination, stockholders’ meetings shall be held at the Corporation’s principal executive office.
1.2   Annual Meetings.   The Board of Directors shall designate the date and time of the annual meeting of stockholders. At the annual meeting, directors shall be elected and other proper business properly brought before the meeting in accordance with Section 1.4 of these Amended and Restated Bylaws (as the same may be amended, these “Bylaws”) may be transacted.
1.3   Special Meetings.   Special meetings of the stockholders may be called only by such person or persons as authorized by the Corporation’s Amended and Restated Certificate of Incorporation (as the same may be amended or amended and restated from time to time, the “Certificate of Incorporation”). The Board of Directors may postpone, reschedule or cancel any previously scheduled special meeting of stockholders.
1.4   Notice of Business to be Brought before a Meeting.
(a)   At any annual meeting of the stockholders, only such business shall be conducted as shall have been properly brought before the meeting in accordance with this Section 1.4. To be properly brought before the annual meeting, such business must be either (i) specified in a notice of meeting (or any supplement or amendment thereto) given by or at the direction of the Board of Directors, (ii) if not specified in a notice of meeting (or any supplement or amendment thereto), otherwise brought before the meeting by the Board of Directors, or (iii) otherwise properly brought before the meeting by a stockholder present in person (as defined below) who (A) (1) was a record owner of shares of the Corporation both at the time of giving the notice provided for in this Section 1.4 and at the time of the meeting, (2) is entitled to vote at the meeting and (3) has complied with this Section 1.4 in all applicable respects or (B) properly made such proposal in accordance with Rule 14a-8 under the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (as so amended and inclusive of such rules and regulations, the “Exchange Act”). The foregoing clause (iii) shall be the exclusive means for a stockholder to propose business to be brought before an annual meeting of the stockholders. For purposes of this Section 1.4, “present in person” shall mean that the stockholder proposing that the business be brought before the annual meeting of the Corporation, or a qualified representative of such proposing stockholder (as defined below), appear at such annual meeting. A “qualified representative” of such proposing stockholder shall be a duly authorized officer, manager or partner of such stockholder or any other person authorized by a writing executed by such stockholder or an electronic transmission delivered by such stockholder to act for such stockholder as proxy at the meeting of stockholders and such person must produce such writing or electronic transmission, or a reliable reproduction of the writing or electronic transmission, at the meeting of stockholders. Notwithstanding anything in this Section 1.4 to the contrary, Stockholders seeking to nominate persons for election to the Board of Directors must comply with Section 2.3, and this Section 1.4 shall not be applicable to nominations except as expressly provided in Section 2.3.

(b)   For business to be properly brought before an annual meeting by a stockholder pursuant to this Section 1.4, the stockholder must (i) provide Timely Notice (as defined below) thereof in writing and in proper form to the Secretary of the Corporation and (ii) provide any updates or supplements to such notice at the times and in the forms required by this Section 1.4. To be timely, a stockholder’s notice must be delivered to, or mailed and received at, the principal executive offices of the Corporation not less than ninety (90) days nor more than one hundred twenty (120) days prior to the one-year anniversary of the preceding year’s annual meeting; provided, however, that, if no annual meeting was held in the preceding year, to be timely, a stockholder’s notice must be so delivered, or mailed and received, not earlier than the close of business on the one hundred twentieth (120th) day prior to such annual meeting and not later than the close of business on the later of the ninetieth (90th) day prior to such annual meeting or, if later, the tenth (10th) day following the day on which public disclosure of the date of such annual meeting was first made by the Corporation; provided, further, that, if the date of the annual meeting is more than thirty (30) days before or more than sixty (60) days after such anniversary date, to be timely, a stockholder’s notice must be so delivered, or mailed and received, not later than the ninetieth (90th) day prior to such annual meeting or, if later, the tenth (10th) day following the day on which public disclosure of the date of such annual meeting was first made by the Corporation (such notice within such time periods, “Timely Notice”). In no event shall any adjournment or postponement of an annual meeting or the announcement thereof commence a new time period for the giving of Timely Notice as described above.
(c)   To be in proper form for purposes of this Section 1.4, a stockholder’s notice to the Secretary of the Corporation shall set forth:
(i)   As to each Proposing Person (as defined below): (A) the name and address of such Proposing Person (including, if applicable, the name and address that appear on the Corporation’s books and records); and (B) the class or series and number of shares of the Corporation that are, directly or indirectly, owned of record or beneficially owned (within the meaning of Rule 13d-3 under the Exchange Act) by such Proposing Person, except that such Proposing Person shall in all events be deemed to beneficially own any shares of any class or series of the Corporation as to which such Proposing Person has a right to acquire beneficial ownership at any time in the future (the disclosures to be made pursuant to the foregoing clauses (A) and (B) are referred to as “Stockholder Information”);
(ii)   As to each Proposing Person, (A) the full notional amount of any securities that, directly or indirectly, underlie any “derivative security” (as such term is defined in Rule 16a-1(c) under the Exchange Act) that constitutes a “call equivalent position” (as such term is defined in Rule 16a-1(b) under the Exchange Act) (“Synthetic Equity Position”) and that is, directly or indirectly, held or maintained by such Proposing Person with respect to any shares of any class or series of shares of the Corporation; provided that, for the purposes of the definition of “Synthetic Equity Position,” the term “derivative security” shall also include any security or instrument that would not otherwise constitute a “derivative security” as a result of any feature that would make any conversion, exercise or similar right or privilege of such security or instrument becoming determinable only at some future date or upon the happening of a future occurrence, in which case the determination of the amount of securities into which such security or instrument would be convertible or exercisable shall be made assuming that such security or instrument is immediately convertible or exercisable at the time of such determination; and, provided, further, that any Proposing Person satisfying the requirements of Rule 13d-1(b)(1) under the Exchange Act (other than a Proposing Person that so satisfies Rule 13d-1(b)(1) under the Exchange Act solely by reason of Rule 13d-1(b)(1)(ii)(E)) shall not be deemed to hold or maintain the notional amount of any securities that underlie a Synthetic Equity Position held by such Proposing Person as a hedge with respect to a bona fide derivatives trade or position of such Proposing Person arising in the ordinary course of such Proposing Person’s business as a derivatives dealer, (B) any rights to dividends on the shares of any class or series of shares of the Corporation owned beneficially by such Proposing Person that are separated or separable from the underlying shares of the Corporation, (C) any material pending or threatened legal proceeding in which such Proposing Person is a party or material participant involving the Corporation or any of its officers or directors, or any affiliate of the Corporation, (D) any other material relationship between such Proposing

Person, on the one hand, and the Corporation or any affiliate of the Corporation, on the other hand, (E) any direct or indirect material interest in any material contract or agreement of such Proposing Person with the Corporation or any affiliate of the Corporation (including, in any such case, any employment agreement, collective bargaining agreement or consulting agreement), (F) a representation that such Proposing Person intends or is part of a group that intends to deliver a proxy statement or form of proxy to holders of at least the percentage of the Corporation’s outstanding shares required to approve or adopt the proposal or otherwise solicit proxies from stockholders in support of such proposal and (G) any other information relating to such Proposing Person that would be required to be disclosed in a proxy statement or other filing required to be made in connection with solicitations of proxies or consents by such Proposing Person in support of the business proposed to be brought before the meeting pursuant to Section 14(a) of the Exchange Act (the disclosures to be made pursuant to the foregoing clauses (A) through (G) are referred to as “Disclosable Interests”); provided, however, that Disclosable Interests shall not include any such disclosures with respect to the ordinary course business activities of any broker, dealer, commercial bank, trust company or other nominee who is a Proposing Person solely as a result of being the stockholder directed to prepare and submit the notice required by these Bylaws on behalf of a beneficial owner; and
(iii)   As to each item of business the stockholder proposes to bring before the annual meeting: (A) a brief description of the business desired to be brought before the annual meeting, the reasons for conducting such business at the annual meeting and any material interest in such business of each Proposing Person; (B) the text of the proposal or business (including the text of any resolutions proposed for consideration and in the event that such business includes a proposal to amend these Bylaws, the language of the proposed amendment); (C) a reasonably detailed description of all agreements, arrangements and understandings (x) between or among any of the Proposing Persons or (y) between or among any Proposing Person and any other person (including their names) in connection with the proposal of such business by such stockholder; and (D) any other information relating to such item of business that would be required to be disclosed in a proxy statement or other filing required to be made in connection with solicitations of proxies in support of the business proposed to be brought before the meeting pursuant to Section 14(a) of the Exchange Act; provided, however, that the disclosures required by this Section 1.4(c)(iii) shall not include any disclosures with respect to any broker, dealer, commercial bank, trust company or other nominee who is a Proposing Person solely as a result of being the stockholder directed to prepare and submit the notice required by these Bylaws on behalf of a beneficial owner.
(d)   For purposes of this Section 1.4, the term “Proposing Person” shall mean (i) the stockholder providing the notice of business proposed to be brought before an annual meeting, (ii) the beneficial owner or beneficial owners, if different, on whose behalf the notice of the business proposed to be brought before the annual meeting is made, and (iii) any participant (as defined in paragraphs (a)(ii)-(vi) of Instruction 3 to Item 4 of Schedule 14A) with such stockholder in such solicitation.
(i)   A Proposing Person shall update and supplement its notice to the Secretary of the Corporation of its intent to propose business at an annual meeting, if necessary, so that the information provided or required to be provided in such notice pursuant to this Section 1.4 shall be true and correct as of the record date for stockholders entitled to vote at the meeting and as of the date that is ten (10) business days prior to the meeting or any adjournment or postponement thereof, and such update and supplement shall be delivered to, or mailed and received by, the Secretary of the Corporation at the principal executive offices of the Corporation not later than five (5) business days after the record date for stockholders entitled to vote at the meeting (in the case of the update and supplement required to be made as of such record date), and not later than eight (8) business days prior to the date for the meeting or, if practicable, any adjournment or postponement thereof (and, if not practicable, on the first practicable date prior to the date to which the meeting has been adjourned or postponed) (in the case of the update and supplement required to be made as of ten (10) business days prior to the meeting or any adjournment or postponement thereof). For the avoidance of doubt, the obligation to update and supplement as set forth in this Section 1.4(d)(i) or any other provision of these Bylaws shall not limit the Corporation’s rights with respect to any deficiencies in any notice provided by a stockholder, extend any applicable deadlines under this Section 1.4 or enable or be deemed to permit a stockholder who has previously submitted notice under this Section 1.4 to amend or update any proposal or to submit any new proposal, including by changing or adding matters, business or resolutions proposed to be brought before a meeting of the stockholders.
(ii)   Notwithstanding anything in these Bylaws to the contrary, no business shall be conducted at an annual meeting that is not properly brought before the meeting in accordance with this Section 1.4. The officer of the Corporation presiding over an annual meeting shall, if the facts warrant, determine that business was not properly brought before the annual meeting in accordance with the provisions of this Section 1.4, and if such officer should so determine, such officer shall so declare to the annual meeting and any such business not properly brought before the meeting shall not be transacted.
(iii)   This Section 1.4 is expressly intended to apply to any business proposed to be brought before an annual meeting of stockholders other than any proposal made in accordance with Rule 14a-8 under the Exchange Act and included in the Corporation’s proxy statement. In addition to the requirements of this Section 1.4 with respect to any business proposed to be brought before an annual meeting, each Proposing Person shall comply with all applicable requirements of the Exchange Act with respect to any such business. Nothing in this Section 1.4 shall be deemed to affect the rights of stockholders to request inclusion of proposals in the Corporation’s proxy statement pursuant to Rule 14a-8 under the Exchange Act.
(iv)   For purposes of these Bylaws, “public disclosure” shall mean disclosure in a press release reported by a national news service or in a document publicly filed by the Corporation with the Securities and Exchange Commission pursuant to Sections 13, 14 or 15(d) of the Exchange Act.
1.5   Notice of Stockholders’ Meetings.   Unless otherwise provided by law, the Certificate of Incorporation or these Bylaws, the notice of any meeting of stockholders shall be sent or otherwise given in accordance with Article V of these Bylaws not less than ten (10) nor more than sixty (60) days before the date of the meeting to each stockholder entitled to vote at such meeting as of the record date for determining the stockholders entitled to notice of the meeting. The notice shall specify the place, if any, date and time of the meeting, the means of remote communication, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such meeting, the record date for determining stockholders entitled to vote at the meeting, if such date is different from the record date for determining stockholders entitled to notice of the meeting, and, in the case of a special meeting, the purpose or purposes for which the meeting is called.
1.6   Quorum.   The holders of a majority of the shares of the Corporation issued and outstanding and entitled to vote thereat, present in person, or by remote communication, if applicable, or represented by proxy, shall constitute a quorum at all meetings of the stockholders for the transaction of business except as otherwise provided by the DGCL or by the Certificate of Incorporation. If, however, such quorum shall not be present or represented at any meeting of stockholders, then either (i) the person presiding over the meeting or (ii) the holders of a majority of the votes entitled to be cast by the stockholders entitled to vote thereat, present in person, or by remote communication, if applicable, or represented by proxy, shall have power to adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present or represented. At such adjourned meeting at which a quorum shall be present or represented, any business may be transacted which might have been transacted at the meeting as originally noticed.
1.7   Adjourned Meeting; Notice.   When a meeting is adjourned to another time or place, unless these Bylaws otherwise require, notice need not be given of the adjourned meeting if the time, place, if any, thereof, and the means of remote communications, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such adjourned meeting are announced at the meeting at which the adjournment is taken. At any adjourned meeting, the Corporation may transact any business which might have been transacted at the original meeting. If the adjournment is for more than thirty (30) days, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting. If after the adjournment a new record date for determination of stockholders entitled to vote is fixed for the adjourned meeting, the Board of Directors shall fix a new record date for notice of such adjourned meeting in accordance with Section 4.5 of these Bylaws, and shall give notice of the adjourned meeting to each stockholder of record entitled to vote at such adjourned meeting as of the record date fixed for notice of such adjourned meeting.
1.8   Conduct of Business.   The date and time of the opening and the closing of the polls for each matter upon which the stockholders will vote at a meeting shall be announced at the meeting by the person presiding over the meeting. The Board of Directors may adopt by resolution such rules and regulations for the conduct of the meeting of stockholders as it shall deem appropriate. Except to the extent inconsistent with such rules and regulations as adopted by the Board of Directors, the person presiding over any meeting of stockholders shall have the right and authority to convene and (for any or no reason) to recess and/or adjourn the meeting, to prescribe such rules, regulations and procedures (which need not be in writing) and to do all such acts as, in the judgment of such presiding person, are appropriate for the proper conduct of the meeting. Such rules, regulations or procedures, whether adopted by the Board of Directors or prescribed by the person presiding over the meeting, may include, without limitation, the following: (a) the establishment of an agenda or order of business for the meeting; (b) rules and procedures for maintaining order at the meeting and the safety of those present (including, without limitation, rules and procedures for removal of disruptive persons from the meeting); (c) limitations on attendance at or participation in the meeting to stockholders entitled to vote at the meeting, their duly authorized and constituted proxies or such other persons as the person presiding over the meeting shall determine; (d) restrictions on entry to the meeting after the time fixed for the commencement thereof; and (e) limitations on the time allotted to questions or comments by participants. The presiding person at any meeting of stockholders, in addition to making any other determinations that may be appropriate to the conduct of the meeting (including, without limitation, determinations with respect to the administration and/or interpretation of any of the rules, regulations or procedures of the meeting, whether adopted by the Board of Directors or prescribed by the person presiding over the meeting), shall, if the facts warrant, determine and declare to the meeting that a matter of business was not properly brought before the meeting and if such presiding person should so determine, such presiding person shall so declare to the meeting and any such matter or business not properly brought before the meeting shall not be transacted or considered. Unless and to the extent determined by the Board of Directors or the person presiding over the meeting, meetings of stockholders shall not be required to be held in accordance with the rules of parliamentary procedure.
1.9   Voting.   Unless otherwise required by the DGCL, the Certificate of Incorporation or these Bylaws, any question (other than the election of directors) brought before any meeting of stockholders at which a quorum is present shall be decided by the vote of the holders of a majority of the shares of the Corporation present in person or represented by proxy and entitled to vote thereon. At all meetings of stockholders for the election of directors at which a quorum is present, a plurality of the votes cast shall be sufficient to elect. Except as may be otherwise provided by the DGCL, the Certificate of Incorporation or these Bylaws, each stockholder shall be entitled to cast one vote for each share of the Corporation held by such stockholder. Each stockholder entitled to vote at a meeting of stockholders may authorize another person or persons to act for such stockholder by proxy. No proxy shall be voted or acted upon after three (3) years from its date, unless the proxy provides for a longer period. The revocability of a proxy that states on its face that it is irrevocable shall be governed by the provisions of Section 212 of the DGCL.
1.10   Voting List.   The Corporation shall prepare, at least ten (10) days before every meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting (provided, however, that, if the record date for determining the stockholders entitled to vote is less than ten (10) days before the date of the meeting, the list shall reflect the stockholders entitled to vote as of the tenth (10th) day before the meeting date), arranged in alphabetical order, showing the address of each stockholder and the number of shares registered in the name of each stockholder. Nothing contained in this Section 1.10 shall require the Corporation to include electronic mail addresses or other electronic contact information on such list. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting for a period of at least ten (10) days prior to the meeting: (i) on a reasonably accessible electronic network, provided that the information required to gain access to such list is provided with the notice of the meeting, or (ii) during ordinary business hours, at the Corporation’s principal place of business. In the event that the Corporation determines to make the list available on an electronic network, the Corporation may take reasonable steps to ensure that such information is available only to stockholders of the Corporation. If the meeting is to be held at a place, then the list shall be produced and kept at the time and place of the meeting during the whole time thereof and may be examined by any stockholder of the Corporation who is present. If the meeting is to be held solely by means of remote communication, then the list shall also be open to the examination of any stockholder during the whole time of the meeting on a reasonably accessible electronic network, and the information required to access such list shall be provided with the notice of the meeting.
1.11   Stock Ledger.   The stock ledger of the Corporation shall be the only evidence as to who are the stockholders entitled to examine the stock ledger, the list required by Section 1.10 or the books of the Corporation, or to vote in person or by proxy at any meeting of stockholders.
1.12   Inspectors.   The Corporation shall, in advance of any meeting of stockholders, appoint one or more inspectors to act at the meeting and make a written report thereof. Such inspector or inspectors shall be appointed by the Board of Directors in advance of the meeting. If the inspector so appointed shall refuse to serve or shall not be present, an inspector or inspectors shall be appointed by the officer presiding over the meeting.
Such inspectors shall:
(a)   ascertain the number of shares outstanding and the voting power of each, the number of shares represented at the meeting and the validity of any proxies and ballots;
(b)   count all votes or ballots;
(c)   count and tabulate all votes;
(d)   determine and retain for a reasonable period a record of the disposition of any challenges made to any determination by the inspector(s); and
(e)   certify its or their determination of the number of shares represented at the meeting and its or their count of all votes and ballots.
Each inspector, before entering upon the discharge of the duties of inspector, shall take and sign an oath faithfully to execute the duties of inspection with strict impartiality and according to the best of such inspector’s ability. The inspectors of election may appoint or retain such other persons or entities to assist the inspectors in the performance of the duties of the inspectors.
1.13   Delivery to the Corporation.   Whenever this Article I requires one or more persons (including a record or beneficial owner of shares of the Corporation) to deliver a document or information to the Corporation or any officer, employee or agent thereof (including any notice, request, questionnaire, revocation, representation or other document or agreement), except as otherwise requested or consented to by the Corporation, such document or information shall be in writing exclusively (and not in an electronic transmission) and shall be delivered exclusively by hand (including, without limitation, overnight courier service) or by certified or registered mail, return receipt requested, and the Corporation shall not be required to accept delivery of any document not in such written form or so delivered.
ARTICLE II
DIRECTORS
2.1   Powers; Number; Qualifications.   Except as otherwise expressly provided by the DGCL or the Certificate of Incorporation, the business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors. Subject to the Certificate of Incorporation, the total number of directors constituting the Board of Directors shall be determined from time to time by resolution of the Board of Directors. No reduction of the authorized number of directors shall have the effect of removing any director. Directors need not be stockholders of the Corporation. A majority of the members of the Board of Directors shall meet the independence requirements under the listing rules of the Nasdaq at least three (3) members of the Board of Directors shall also meet the independence requirements under Rule 10A-3 promulgated under the Exchange Act with respect to service on the audit committee of the Board of Directors.
2.2   Election; Term of Office; Resignation; Removal; Vacancies.   Subject to the Certificate of Incorporation, each director shall hold office until such director’s successor is elected and qualified or until such director’s earlier death, resignation or removal. Newly created directorships resulting from an increase in the authorized number of directors or any vacancies on the Board of Directors resulting from death, resignation or removal may be filled by a majority vote of the directors then in office, although less than a quorum, or by the sole remaining director. If there are no directors in office, then an election of directors may be held in the manner provided by the DGCL. Directors chosen pursuant to any of the foregoing provisions shall hold office until the his or her successor shall be elected and qualified, or until such director’s earlier death, resignation or removal. In the even of a vacancy in the Board of Directors, the remaining directors, except as otherwise provided by law, may exercise the powers of the full Board of Directors until the vacancy is filled.
2.3   Notice of Nominations for Election to the Board of Directors.
(a)   Nominations of any individual for election to the Board of Directors at an annual meeting or at a special meeting (but only if the election of directors is a matter specified in the notice of meeting given by or at the direction of the person calling such special meeting) may be made at such meeting only (i) by or at the direction of the Board of Directors, including by any committee or persons authorized to do so by the Board of Directors or these Bylaws or (ii) by a stockholder present in person (A) who was a record owner of shares of the Corporation both at the time of giving the notice provided for in this Section 2.3 and at the time of the meeting, (B) is entitled to vote at the meeting and (C) has complied with this Section 2.3 as to such notice and nomination. For purposes of this Section 2.3, “present in person” shall mean that the stockholder proposing that the business be brought before the meeting of the Corporation, or a qualified representative of such stockholder, appear at such meeting. A “qualified representative” of such proposing stockholder shall be a duly authorized officer, manager or partner of such stockholder or any other person authorized by a writing executed by such stockholder or an electronic transmission delivered by such stockholder to act for such stockholder as proxy at the meeting of stockholders and such person must produce such writing or electronic transmission, or a reliable reproduction of the writing or electronic transmission, at the meeting of stockholders. The foregoing clause (ii) shall be the exclusive means for a stockholder to make any nomination of an individual or individuals for election to the Board of Directors at an annual meeting or special meeting.
(i)   Without qualification, for a stockholder to make any nomination of an individual or individuals for election to the Board of Directors at an annual meeting, the stockholder must (1) provide Timely Notice (as defined in Section 1.4 of these Bylaws, except in the case of a Special Meeting, Timely Notice shall not less than the later of ninety (90) days prior to the special meeting or the tenth (10th) day following the day on which public disclosure of the date of the special meeting is first made by the Corporation) thereof in writing and in proper form to the Secretary of the Corporation, (2) provide the information, agreements and questionnaires with respect to such stockholder and its candidate for nomination as required to be set forth by this Section 2.3 and (3) provide any updates or supplements to such notice at the times and in the forms required by this Section 2.3.
(ii)   Without qualification, if the election of directors is a matter specified in the notice of meeting given by or at the direction of the person calling a special meeting, then for a stockholder to make any nomination of an individual or individuals for election to the Board of Directors at a special meeting, the stockholder must (A) provide Timely Notice thereof in writing and in proper form to the Secretary of the Corporation at the principal executive offices of the Corporation, (B) provide the information with respect to such stockholder and its candidate for nomination as required by this Section 2.3 and (C) provide any updates or supplements to such notice at the times and in the forms required by this Section 2.3.
(iii)   In no event shall any adjournment or postponement of an annual meeting or special meeting or the announcement thereof commence a new time period for the giving of a stockholder’s notice as described above.
(iv)   In no event may a Nominating Person (as defined below) provide Timely Notice with respect to a greater number of director candidates than are subject to election by stockholders at the applicable meeting. If the Corporation shall, subsequent to such notice, increase the number of directors subject to election at the meeting, such notice as to any additional nominees shall be due on the later of (A) the conclusion of the time period for Timely Notice, (B) the date set forth in Section 2.3(b)(ii) or (C) the tenth (10th) day following the date of public disclosure (as defined in Section 1.4 of these Bylaws) of such increase.
(b)   To be in proper form for purposes of this Section 2.3, a stockholder’s notice to the Secretary of the Corporation shall set forth:
(i)   As to each Nominating Person, the Stockholder Information (as defined in Section 1.4(c)(i) of these Bylaws, except that for purposes of this Section 2.3, the term “Nominating Person” shall be substituted for the term “Proposing Person” in all places it appears in Section 1.4(c)(i) of these Bylaws);
(ii)   As to each Nominating Person, any Disclosable Interests (as defined in Section 1.4(c)(ii) of these Bylaws, except that for purposes of this Section 2.3, the term “Nominating Person” shall be substituted for the term “Proposing Person” in all places it appears in Section 1.4(c)(ii) of these Bylaws and the disclosure with respect to the business to be brought before the meeting in Section 1.4(c)(ii) of these Bylaws shall be made with respect to the election of directors at the meeting); and
(iii)   As to each candidate whom a Nominating Person proposes to nominate for election as a director, (A) all information with respect to such candidate for nomination that would be required to be set forth in a stockholder’s notice pursuant to this Section 2.3 if such candidate for nomination were a Nominating Person, (B) all information relating to such candidate for nomination that is required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of directors in a contested election pursuant to Section 14(a) under the Exchange Act (including such candidate’s written consent to being named in the proxy statement as a nominee and to serving as a director if elected), (C) a description of any direct or indirect material interest in any material contract or agreement between or among any Nominating Person, on the one hand, and each candidate for nomination or his or her respective associates or any other participants in such solicitation, on the other hand, including, without limitation, all information that would be required to be disclosed pursuant to Item 404 under Regulation S-K if such Nominating Person were the “registrant” for purposes of such rule and the candidate for nomination were a director or executive officer of such registrant and (D) a completed and signed questionnaire, representation and agreement as provided in Section 2.3(f).
For purposes of this Section 2.3, the term “Nominating Person” shall mean (i) the stockholder providing the notice of the nomination proposed to be made at the meeting, (ii) the beneficial owner or beneficial owners, if different, on whose behalf the notice of the nomination proposed to be made at the meeting is made, and (iii) any other participant in such solicitation.
(c)   A stockholder providing notice of any nomination proposed to be made at a meeting shall further update and supplement such notice, if necessary, so that the information provided or required to be provided in such notice pursuant to this Section 2.3 shall be true and correct as of the record date for stockholders entitled to vote at the meeting and as of the date that is ten (10) business days prior to the meeting or any adjournment or postponement thereof, and such update and supplement shall be delivered to, or mailed and received by, the Secretary of the Corporation at the principal executive offices of the Corporation not later than five (5) business days after the record date for stockholders entitled to vote at the meeting (in the case of the update and supplement required to be made as of such record date), and not later than eight (8) business days prior to the date for the meeting or, if practicable, any adjournment or postponement thereof (and, if not practicable, on the first practicable date prior to the date to which the meeting has been adjourned or postponed) (in the case of the update and supplement required to be made as of ten (10) business days prior to the meeting or any adjournment or postponement thereof). For the avoidance of doubt, the obligation to update and supplement as set forth in this Section 2.3(d) or any other provision of these Bylaws shall not limit the Corporation’s rights with respect to any deficiencies in any notice provided by a stockholder, extend any applicable deadlines under this Section 2.3 or enable or be deemed to permit a stockholder who has previously submitted notice under this Section 2.3 to amend or update any nomination or to submit any new nomination.

(d)   In addition to the requirements of this Section 2.3 with respect to any nomination proposed to be made at a meeting, each Nominating Person shall comply with all applicable requirements of the Exchange Act with respect to any such nominations.
(e)   To be eligible to be a candidate for election as a director of the Corporation at an annual or special meeting, a candidate must be nominated in the manner prescribed in this Section 2.3 and the candidate for nomination, whether nominated by the Board of Directors or by a stockholder, must have previously delivered (in accordance with the time period prescribed for delivery in a notice to such candidate given by or on behalf of the Board of Directors), to the Secretary of the Corporation at the principal executive offices of the Corporation a completed written questionnaire (in a form provided by the Corporation) with respect to the background, qualifications, stock ownership and independence of such proposed nominee.
(f)   The Board of Directors may also require any proposed candidate for nomination as a director to furnish such other information as may reasonably be requested by the Board of Directors in writing prior to the meeting of stockholders at which such candidate’s nomination is to be acted upon in order for the Board of Directors to determine the eligibility of such candidate for nomination to be an independent director of the Corporation in accordance with the Corporation’s corporate governance guidelines.
(g)   A candidate for nomination as a director shall further update and supplement the materials delivered pursuant to this Section 2.3, if necessary, so that the information provided or required to be provided pursuant to this Section 2.3 shall be true and correct as of the record date for stockholders entitled to vote at the meeting and as of the date that is ten (10) business days prior to the meeting or any adjournment or postponement thereof, and such update and supplement shall be delivered to, or mailed and received by, the Secretary of the Corporation at the principal executive offices of the Corporation (or any other office specified by the Corporation in any public announcement) not later than five (5) business days after the record date for stockholders entitled to vote at the meeting (in the case of the update and supplement required to be made as of such record date), and not later than eight (8) business days prior to the date for the meeting or, if practicable, any adjournment or postponement thereof (and, if not practicable, on the first practicable date prior to the date to which the meeting has been adjourned or postponed) (in the case of the update and supplement required to be made as of ten (10) business days prior to the meeting or any adjournment or postponement thereof). For the avoidance of doubt, the obligation to update and supplement as set forth in this Section 2.3(h) or any other provision of these Bylaws shall not limit the Corporation’s rights with respect to any deficiencies in any notice provided by a stockholder, extend any applicable deadlines under this Section 2.3 or enable or be deemed to permit a stockholder who has previously submitted notice under this Section 2.3 to amend or update any proposal or to submit any new proposal, including by changing or adding nominees, matters, business or resolutions proposed to be brought before a meeting of the stockholders.
(h)   No candidate shall be eligible for nomination as a director of the Corporation unless such candidate for nomination and the Nominating Person seeking to place such candidate’s name in nomination has complied with this Section 2.3. The officer of the Corporation presiding over the meeting shall, if the facts warrant, determine that a nomination was not properly made in accordance with this Section 2.3, and if he or she should so determine, he or she shall so declare such determination to the meeting, the defective nomination shall be disregarded and any ballots cast for the candidate in question (but in the case of any form of ballot listing other qualified nominees, only the ballots cast for the nominee in question) shall, to the fullest extent permitted by law, be void and of no force or effect.
(i)   No candidate for nomination shall be eligible to be seated as a director of the Corporation unless nominated and elected in accordance with this Section 2.3.
2.4   Meetings.   The Board of Directors of the Corporation may hold meetings, both regular and special, either within or without the State of Delaware. The first meeting of each newly elected Board of Directors shall be held immediately after and at the same place as the annual meeting of stockholders and no notice of such meeting shall be necessary to the newly elected directors in order to legally constitute the meeting, provided a quorum shall be present. Regular meetings of the Board of Directors may be held without notice at such time and place as shall from time to time be determined from time to time by resolution of the Board of Directors. Special meetings of the Board of Directors may be called by the Chairperson of the Board of Directors, Chief Executive Officer or a majority of the whole Board of Directors. Notice thereof stating the place, date and hour of the meeting shall be given to each director either by mail not less than forty-eight (48) hours before the date of the meeting, by telephone, facsimile, telegram or e-mail on twenty-four (24) hours’ notice, or on such shorter notice as the person or persons calling such meeting may deem necessary or appropriate in the circumstances.
2.5   Quorum; Vote Required for Action.   Except as may be otherwise specifically provided by law, the Certificate of Incorporation or these Bylaws, at all meetings of the Board of Directors or any committee thereof, the directors entitled to cast a majority of the votes of the whole Board of Directors or such committee, as the case may be, shall constitute a quorum for the transaction of business. Except in cases in which the Certificate of Incorporation, these Bylaws or law otherwise provides, the vote of directors having a majority of the votes entitled to be cast by the directors present at a meeting at which a quorum is present shall be the act of the Board of Directors. If a quorum shall not be present at any meeting of the Board of Directors or of any committee thereof, the directors entitled to cast a majority of the votes of the directors present thereat may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present.
2.6   Organization of Meetings.   The Board of Directors shall elect one of its members to be Chairperson of the Board of Directors. The Chairperson of the Board of Directors shall lead the Board of Directors in fulfilling its responsibilities as set forth in these Bylaws, including its responsibility to oversee the performance of the Corporation, and shall determine the agenda and perform all other duties and exercise all other powers which are or from time to time may be delegated to him or her by the Board of Directors.
Meetings of the Board of Directors shall be presided over by the Chairperson of the Board of Directors, or in his or her absence, by the Chief Executive Officer, or in his or her absence, by the President, or in the absence of the Chairperson of the Board of Directors, the Chief Executive Officer and the President, by such other person as the Board of Directors may designate or the members present may select.
2.7   Actions of Board of Directors Without Meeting.   Unless otherwise restricted by the Certificate of Incorporation or these Bylaws, any action required or permitted to be taken at any meeting of the Board of Directors or of any committee thereof may be taken without a meeting, if all members of the Board of Directors or of such committee, as the case may be, consent thereto in writing or by electronic transmission. After an action is taken, the consents relating thereto shall be filed with the minutes of the proceedings of the Board of Directors, or the committee thereof, in the same paper or electronic form as the minutes are maintained.
2.8   Resignations.   Any director may resign at any time upon notice given in writing or by electronic transmission to the Corporation. A resignation is effective when the resignation is delivered unless the resignation specifies a later effective date or an effective date determined upon the happening of an event or events. A resignation which is conditioned upon the director failing to receive a specified vote for reelection as a director may provide that it is irrevocable.
2.9   Committees.   The Board of Directors may designate one or more committees, each committee to consist of one or more of the directors of the Corporation, one of which committees shall be (a) a Nominating and Corporate Governance Committee consisting of directors of the Corporation who meet the independence requirements under the listing rules of the Nasdaq Capital Market, the Nasdaq Global Market or the Nasdaq Global Select Market, as may be applicable (the “Nasdaq”), (b) a Compensation Committee consisting of directors of the Corporation who meet the independence requirements under the listing rules of the Nasdaq and (c) an Audit Committee consisting of directors of the Corporation who meet the independence  requirements under the listing rules of the Nasdaq and who also meet the independence requirements under Rule 10A-3 promulgated under the Exchange Act with respect to service on the audit committee of the Board of Directors. The Board of Directors may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. In the absence or disqualification of a member of any committee, the member or members of such committee present at any meeting and not disqualified from voting, whether or not he, she or they constitute a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in place of any such absent or disqualified member. Any such committee, to the extent permitted by law and to the extent provided in the resolution of the Board of Directors or these Bylaws, shall have and may exercise all the powers and authority of the Board of Directors in the management of the business and affairs of the corporation, and may authorize the seal of the corporation to be affixed to all papers which may require it.
2.10   Compensation.   Unless otherwise provided in the Certificate of Incorporation, the Board of Directors shall have the authority to fix the compensation of directors. No such compensation shall preclude any director from serving the Corporation in any other capacity and receiving compensation therefor.
2.11   Interested Directors.   No contract or transaction between the Corporation and one or more of its directors or officers, or between the Corporation and any other corporation, partnership, association, or other organization in which one or more of its directors or officers are directors or officers, or have a financial interest, shall be void or voidable solely for this reason, or solely because the director or officer is present at or participates in the meeting of the Board of Directors or committee thereof which authorizes the contract or transaction, or solely because his, her or their votes are counted for such purpose, if: (a) the material facts as to his, her or their relationship or interest and as to the contract or transaction are disclosed or are known to the Board of Directors or the committee, and the Board of Directors or committee in good faith authorizes the contract or transaction by the affirmative votes of a majority of the disinterested directors, even though the disinterested directors be less than a quorum; or (b) the material facts as to his, her or their relationship or interest and as to the contract or transaction are disclosed or are known to the stockholders entitled to vote thereon, and the contract or transaction is specifically approved in good faith by vote of the stockholders; or (c) the contract or transaction is fair as to the Corporation as of the time it is authorized, approved or ratified, by the Board of Directors, a committee thereof or the stockholders. Common or interested directors may be counted in determining the presence of a quorum at a meeting of the Board of Directors or of a committee which authorizes the contract or transaction.
2.12   Meetings by Means of Conference Telephone.   Members of the Board of Directors or any committee designed by the Board of Directors may participate in a meeting of the Board of Directors or of a committee of the Board of Directors by means of conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other, and participation in a meeting pursuant to this Section 2.12 shall constitute presence in person at such meeting.
ARTICLE III
OFFICERS
3.1   General.   Except as may be otherwise provided in these Bylaws, the officers of the Corporation shall be elected by the Board of Directors and may consist of a Chairperson of the Board of Directors, Vice Chairperson of the Board of Directors, Chief Executive Officer, President, Chief Financial Officer, Secretary and Treasurer. The Board of Directors, in its discretion, may also elect one or more Vice Presidents (including Executive Vice Presidents and Senior Vice Presidents), Assistant Secretaries, Assistant Treasurers, a Controller and such other officers as in the judgment of the Board of Directors may be necessary or desirable. Any number of offices may be held by the same individual and more than one individual may hold the same office, unless otherwise prohibited by law, the Certificate of Incorporation or these Bylaws. The officers of the Corporation need not be stockholders of the Corporation, nor need such officers be directors of the Corporation.
3.2   Election.   The Board of Directors at its first meeting held after each annual meeting of stockholders shall elect the officers of the Corporation who shall hold their offices for such terms and shall exercise such powers and perform such duties as shall be determined from time to time by the Board of Directors; and all officers of the Corporation shall hold office until their successors are chosen and qualified, or until their earlier resignation or removal. Except as otherwise provided in this Article III, any officer elected by the Board of Directors may be removed at any time by the Board of Directors. Any vacancy occurring in any office of the Corporation shall be filled by the Board of Directors. The salaries of all officers who are directors of the Corporation shall be fixed by the Board of Directors.
3.3   Voting Securities Owned by the Corporation.   Powers of attorney, proxies, waivers of notice of meeting, consents and other instruments relating to securities owned by the Corporation may be executed for, in the name of and on behalf of the Corporation by the Chief Executive Officer, President or any Vice

President, and any such officer may, for, in the name and on behalf of the Corporation, take all such action as any such officer may deem advisable to vote in person or by proxy at any meeting of security holders of any entity in which the Corporation may own securities and at any such meeting shall possess and may exercise any and all rights and powers incident to the ownership of such securities and which, as the owner thereof, the Corporation might have exercised and possessed if present. The Board of Directors may, by resolution, from time to time confer like powers upon any other individual or individuals.
3.4   Chief Executive Officer.   Subject to the provisions of these Bylaws and to the direction of the Board of Directors, the Chief Executive Officer shall have ultimate authority for decisions relating to the general management and control of the affairs and business of the Corporation and shall perform such other duties and exercise such other powers which are or from time to time may be delegated to him or her by the Board of Directors or these Bylaws, all in accordance with basic policies as established by and subject to the oversight of the Board of Directors.
3.5   President.   At the request of the Chief Executive Officer, or in the absence of the Chief Executive Officer, or in the event of his or her inability or refusal to act, the President shall perform the duties of the Chief Executive Officer, and when so acting, shall have all the powers of and be subject to all the restrictions upon such office. The President shall perform such other duties and have such other powers as the Board of Directors from time to time may prescribe.
3.6   Chief Financial Officer.   The Chief Financial Officer shall have general supervision, direction and control of the financial affairs of the Corporation and shall perform such other duties and exercise such other powers which are or from time to time may be delegated to him or her by the Board of Directors, the Chief Executive Officer or these Bylaws, all in accordance with basic policies as established by and subject to the oversight of the Board of Directors. In the absence of a named Treasurer, the Chief Financial Officer shall also have the powers and duties of the Treasurer as hereinafter set forth and shall be authorized and empowered to sign as Treasurer in any case where such officer’s signature is required.
3.7   Vice Presidents.   At the request of the Chief Executive Officer, the President or in the absence of the President, or in the event of his or her inability or refusal to act, the Vice President or the Vice Presidents if there is more than one (in the order designated by the Board of Directors) shall perform the duties of the President, and when so acting, shall have all the powers of and be subject to all the restrictions upon such office. Each Vice President shall perform such other duties and have such other powers as the Chief Executive Officer, the President or the Board of Directors from time to time may prescribe. If there be no Vice President, the Chief Executive Officer, the President or the Board of Directors shall designate the officer of the Corporation who, in the absence of the President or in the event of the inability or refusal of such officer to act, shall perform the duties of such office, and when so acting, shall have all the powers of and be subject to all the restrictions upon such office.
3.8   Secretary.   The Secretary shall attend all meetings of the Board of Directors and all meetings of stockholders and record all the proceedings thereat in a book or books to be kept for that purpose; the Secretary shall also perform like duties for the standing committees when required. The Secretary shall give, or cause to be given, notice of all meetings of the stockholders and special meetings of the Board of Directors, and shall perform such other duties as may be prescribed by the Board of Directors, the Chief Executive Officer or the President, under whose supervision the Secretary shall be. If the Secretary shall be unable or shall refuse to cause to be given notice of all meetings of the stockholders and special meetings of the Board of Directors, then any Assistant Secretary shall perform such actions. If there be no Assistant Secretary, then the Board of Directors or the Chief Executive Officer may choose another officer to cause such notice to be given. The Secretary shall have custody of the seal of the Corporation and the Secretary or any Assistant Secretary, if there be one, shall have authority to affix the same to any instrument requiring it and when so affixed, it may be attested by the signature of the Secretary or by the signature of any such Assistant Secretary. The Board of Directors may give general authority to any other officer to affix the seal of the Corporation and to attest the affixing by his or her signature. The Secretary shall see that all books, reports, statements, certificates and other documents and records required by law to be kept or filed are properly kept or filed, as the case may be.
3.9   Treasurer.   The Treasurer shall have the custody of the corporate funds and securities and shall keep full and accurate accounts of receipts and disbursements in books belonging to the Corporation and shall deposit all moneys and other valuable effects in the name and to the credit of the Corporation in such depositories as may be designated by the Board of Directors. The Treasurer shall disburse the funds of the Corporation as may be ordered by the Board of Directors, taking proper vouchers for such disbursements, and shall render to the Chief Executive Officer, the President and the Board of Directors, at its regular meetings, or when the Board of Directors so requires, an account of all his or her transactions as Treasurer and of the financial condition of the Corporation. If required by the Board of Directors, the Treasurer shall give the Corporation a bond in such sum and with such surety or sureties as shall be satisfactory to the Board of Directors for the faithful performance of the duties of his or her office and for the restoration to the Corporation, in case of his or her death, resignation, retirement or removal from office, of all books, papers, vouchers, money and other property of whatever kind in his or her possession or under his or her control belonging to the Corporation.
3.10   Assistant Secretaries.   Except as may be otherwise provided in these Bylaws, Assistant Secretaries, if there be any, shall perform such duties and have such powers as from time to time may be assigned to them by the Board of Directors, the Chief Executive Officer, the President, any Vice President, if there be one, or the Secretary, and in the absence of the Secretary or in the event of his or her disability or refusal to act, shall perform the duties of the Secretary, and when so acting, shall have all the powers of and be subject to all the restrictions upon the Secretary.
3.11   Assistant Treasurers.   Assistant Treasurers, if there be any, shall perform such duties and have such powers as from time to time may be assigned to them by the Board of Directors, the Chief Executive Officer, the President, any Vice President, if there be one, or the Treasurer, and in the absence of the Treasurer or in the event of his or her disability or refusal to act, shall perform the duties of the Treasurer, and when so acting, shall have all the powers of and be subject to all the restrictions upon the Treasurer. If required by the Board of Directors, an Assistant Treasurer shall give the Corporation a bond in such sum and with such surety or sureties as shall be satisfactory to the Board of Directors for the faithful performance of the duties of his or her office and for the restoration to the Corporation, in case of his or her death, resignation, retirement or removal from office, of all books, papers, vouchers, money and other property of whatever kind in his or her possession or under his or her control belonging to the Corporation.
3.12   Controller.   The Controller shall establish and maintain the accounting records of the Corporation in accordance with generally accepted accounting principles applied on a consistent basis, maintain proper internal control of the assets of the Corporation and shall perform such other duties as the Board of Directors, the President or any Vice President of the Corporation may prescribe.
3.13   Other Officers.   Such other officers as the Board of Directors may choose shall perform such duties and have such powers as from time to time may be assigned to them by the Board of Directors. The Board of Directors may delegate to any other officer of the Corporation the power to choose such other officers and to prescribe their respective duties and powers.
3.14   Vacancies.   The Board of Directors shall have the power to fill any vacancies in any office occurring from whatever reason.
3.15   Resignations.   Any officer may resign at any time by submitting his or her written resignation to the Corporation. Such resignation shall take effect at the time of its receipt by the Corporation, unless another time be fixed in the resignation, in which case it shall become effective at the time so fixed. The acceptance of a resignation shall not be required to make it effective.
3.16   Removal.   Subject to the provisions of any employment agreement approved by the Board of Directors, any officer of the Corporation may be removed at any time, with or without cause, by the Board of Directors.
ARTICLE IV
CAPITAL STOCK
4.1   Form of Certificates.   The shares of the Corporation shall be represented by certificates; provided that the Board of Directors may provide by resolution or resolutions that some or all of any or all classes or series of the Corporation’s stock shall be uncertificated shares. Every holder of shares of the Corporation represented by certificates shall be entitled to have a certificate signed by, or in the name of, the

Corporation by any two authorized officers of the corporation representing the number of shares registered in certificate form. Each of the Chairperson of the Board, the Chief Executive Officer, the President, any Vice President, the Secretary, any Assistant Secretary, the Chief Financial Officer and the Treasurer, in addition to any other officers of the corporation authorized by the Board of Directors or these Bylaws, is hereby authorized to sign certificates by, or in the name of, the Corporation.
4.2   Signatures.   Any or all of the signatures on a stock certificate may be a facsimile, including, but not limited to, signatures of officers of the Corporation and countersignatures of a transfer agent or registrar. In case an officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the Corporation with the same effect as if such person were such officer, transfer agent or registrar at the date of issue.
4.3   Lost Certificates.   The Corporation may issue a new certificate of stock or uncertificated shares in the place of any certificate theretofore issued by it, alleged to have been lost, stolen or destroyed, and the corporation may require the owner of the lost, stolen or destroyed certificate, or such owner’s legal representative, to give the Corporation a bond sufficient to indemnify it against any claim that may be made against it on account of the alleged loss, theft or destruction of any such certificate or the issuance of such new certificate or uncertificated shares.
4.4   Fixing Record Date.   In order that the Corporation may determine the stockholders entitled to notice or to vote at any meeting of stockholders or any adjournment thereof or entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of stock or for the purpose of any other lawful action, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record is adopted by the Board of Directors, and which record date: (a) in the case of a determination of stockholders entitled to notice of any meeting of stockholders or any adjournment thereof, shall, unless otherwise required by law, not be more than sixty (60) nor less than ten (10) days before the date of such meeting and, unless the Board of Directors determines, at the time it fixes such record date, that a later date on or before the date of the meeting shall be the date for determining the stockholders entitled to vote at such meeting, the record date for determining the stockholders entitled to notice of such meeting shall also be the record date for determining the stockholders entitled to vote at such meeting; and (b) in the case of a determination of stockholders entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of stock or for the purpose of any other lawful action, shall not be more than sixty (60) days prior to such other action. If no record date is fixed: (i) the record date for determining stockholders entitled to notice of and to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held; and (ii) the record date for determining stockholders entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of stock or for the purpose of any other lawful action shall be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for the determination of stockholders entitled to vote at the adjourned meeting, and in such case shall also fix as the record date for the stockholders entitled to notice of such adjourned meeting the same or an earlier date as that fixed for the determination of stockholders entitled to vote in accordance with the foregoing provisions of this Section 4.5 at the adjourned meeting.
ARTICLE V
NOTICES
5.1   Form of Notice.   Except as otherwise specifically required in these Bylaws or by law, all notices required to be given pursuant to these Bylaws may in every instance in connection with any delivery to a member of the Board of Directors, be effectively given by hand delivery (including use of a delivery service), by depositing such notice in the mail, postage prepaid, or by sending such notice by overnight express courier, facsimile, electronic mail or other form of electronic transmission. Whenever notice is required to be given to any stockholder under the Certificate of Incorporation, these Bylaws or applicable law, such notice may be given in writing directed to such stockholder’s mailing address or by electronic transmission directed to such stockholder’s electronic mail address, as applicable, as it appears on the records of the Corporation or by such other form of electronic transmission consented to by the stockholder. A notice to a stockholder shall be deemed given as follows: (a) if mailed, when the notice is deposited in the United States mail, postage prepaid, (b) if delivered by courier service, the earlier of when the notice is received or left at such stockholder’s address, (c) if given by electronic mail, when directed to such stockholder’s electronic mail address unless the stockholder has notified the Corporation in writing or by electronic transmission of an objection to receiving notice by electronic mail or such notice is prohibited by Section 232(e) of the DGCL, and (d) if given by a form of electronic transmission consented to by the stockholder to whom the notice is given as required by Section 232 of the DGCL, (i) if by facsimile transmission, when directed to a number at which such stockholder has consented to receive notice, (ii) if by a posting on an electronic network together with separate notice to the stockholder of such specified posting, upon the later of (A) such posting and (B) the giving of such separate notice, and (iii) if by any other form of electronic transmission, when directed to such stockholder. A stockholder may revoke such stockholder’s consent to receiving notice by means of electronic transmission by giving written notice or by electronic transmission of such revocation to the Corporation. A notice may not be given by an electronic transmission from and after the time that (x) the Corporation is unable to deliver by such electronic transmission two consecutive notices and (y) such inability becomes known to the Secretary or to the transfer agent, or other person responsible for the giving of notice; provided, however, the inadvertent failure to discover such inability shall not invalidate any meeting or other action. Any notice given by electronic mail must include a prominent legend that the communication is an important notice regarding the Corporation. Whenever notice is required to be given, under any provision of law or of the Certificate of Incorporation or Bylaws of the Corporation, to any person with whom communication is unlawful, the giving of such notice to such person shall not be required and there shall be no duty to apply to any governmental authority or agency for a license or permit to give such notice to such person. Any action or meeting which shall be taken or held without notice to any such person with whom communication is unlawful shall have the same force and effect as if such notice had been duly given. In the event that the action taken by the Corporation is such as to require the filing of a certificate under any provision of the DGCL, the certificate shall state, if such is the fact and if notice is required, that notice was given to all persons entitled to receive notice except such persons with whom communication is unlawful.
5.2   Waiver of Notice.   Whenever any notice is required to be given under the Certificate of Incorporation, these Bylaws or applicable law, a written waiver of notice, signed by the person entitled to notice, or a waiver by electronic transmission by the person entitled to notice, whether before or after the time stated therein, shall be deemed equivalent to notice. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at nor the purpose of any regular or special meeting of the stockholders, the Board of Directors, or any committee of the Board of Directors need be specified in a waiver of notice.
ARTICLE VI
INDEMNIFICATION OF DIRECTORS AND OFFICERS
6.1   The Corporation shall indemnify any individual who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Corporation) by reason of the fact that he or she is or was a director or officer of the Corporation, or, while serving as a director or officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with such action, suit or proceeding if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the individual did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his or her conduct was unlawful. Notwithstanding the foregoing, but subject to Section 6.6, the Corporation shall not be required to indemnify any individual seeking indemnification in connection with any action, suit or proceeding (or part thereof) initiated by such individual unless such action, suit or proceeding (or part thereof) was authorized in the first instance by the Board of Directors.
6.2   The Corporation shall indemnify any individual who was or is a party, or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the Corporation to procure a judgment in its favor by reason of the fact that he or she is or was a director or officer of the Corporation, or, while serving as a director or officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, against expenses (including attorneys’ fees) actually and reasonably incurred by him or her in connection with the defense or settlement of such action or suit if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the Corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such individual shall have been adjudged to be liable to the Corporation unless and only to the extent that the Court of Chancery of the State of Delaware or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such individual is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper. Notwithstanding the foregoing, but subject to Section 6.6, the Corporation shall not be required to indemnify any individual seeking indemnification in connection with any action, suit or proceeding (or part thereof) initiated by such individual unless such action, suit or proceeding (or part thereof) was authorized in the first instance by the Board of Directors.
6.3   To the extent that a current or former director or officer of the Corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in Sections 6.1 or 6.2, or in defense of any claim, issue or matter therein, he or she shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by him or her in connection therewith.
6.4   Any indemnification under Sections 6.1 or 6.2 (unless ordered by a court) shall be made by the Corporation only as authorized in the specific case upon a determination that indemnification of the individual seeking indemnification is proper in the circumstances because he or she has met the applicable standard of conduct set forth in such section. Such determination shall be made:
(a)   by the Board of Directors by a majority vote of the directors who were not parties to such action, suit or proceeding, or
(b)   by a committee of such directors designated by a majority vote of such directors even though less than a quorum; or
(c)   if there are no such directors, or if such disinterested directors so direct, by independent legal counsel in a written opinion, or
(d)   by the stockholders.
6.5   Expenses (including attorneys’ fees) incurred by a current or former officer or director in defending any civil, criminal, administrative or investigative action, suit or proceeding shall be paid by the Corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that he or she is not entitled to be indemnified by the Corporation as authorized in this Article VI. Such expenses (including attorneys’ fees) incurred by other employees and agents of the Corporation or by individuals serving at the request of the Corporation as directors, officers, employees or agents of another corporation, partnership, joint venture, trust or other enterprise may be so paid upon such terms and conditions, if any, as the Board of Directors deems appropriate.

6.6   The indemnification and advancement of expenses provided by, or granted pursuant to this Article VI shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his or her official capacity and as to action in another capacity while holding such office. If a claim under Section 6.1 or Section 6.2 is not paid in full by the Corporation within sixty (60) days after a written claim has been received by the Corporation or a claim under Section 6.5 for an advancement of expenses is not paid within ten (10) business days after a written claim therefor has been received by the Corporation, the individual seeking indemnification or advancement may at any time thereafter bring suit against the Corporation to recover the unpaid amount of the claim. If the individual seeking indemnification or an advancement of expenses is successful in whole or in part in any such suit, or in a suit brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, such individual also shall be entitled to be paid, to the fullest extent permitted by law, the expense of prosecuting or defending such suit. The Corporation is specifically authorized to enter into individual contracts with any or all of its directors, officers, employees or agents respecting indemnification and advancements, to the fullest extent not prohibited by the DGCL, or by any other applicable law. Without the necessity of entering into an express contract, all rights to indemnification and advancements provided to individuals under this Article VI shall be deemed to be contractual rights and be effective to the same extent and as if provided for in a contract between the Corporation and such individual.
6.7   The Corporation shall have power to purchase and maintain insurance on behalf of any individual who is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another Corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him or her and incurred by him or her in any such capacity, or arising out of his or her status as such, whether or not the Corporation would have the power to indemnify him or her against such liability under the provisions of this Article VI.
6.8   For purposes of this Article VI, references to “the Corporation” shall include, in addition to the resulting Corporation, any constituent Corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, and employees or agents, so that any individual who is or was a director, officer employee or agent of such constituent Corporation, or is or was serving at the request of such constituent Corporation as a director, officer, employee or agent of another Corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under this Article VI with respect to the resulting or surviving Corporation as he or she would have with respect to such constituent Corporation of its separate existence had continued.
6.9   For purposes of this Article VI, references to “other enterprises” shall include employee benefit plans; references to “fines” shall include any excise taxes assessed on a person with respect to any employee benefit plan; and references to “serving at the request of the Corporation” shall include any service as a director, officer, employee or agent of the Corporation which imposes duties on, or involves services by, such director, officer, employee, or agent with respect to an employee benefit plan, its participants or beneficiaries; and an individual who acted in good faith and in a manner he or she reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner “not opposed to the best interests of the Corporation” as referred to in this Article VI. Any reference to an officer of the Corporation in this Article VI shall be deemed to refer exclusively to the Chairperson of the Board, the Chief Executive Officer, the President, the Secretary, the Chief Financial Officer, and the Treasurer of the Corporation and any other officer appointed by the Board of Directors pursuant to Article III of these Bylaws, and any reference to an officer of any other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise shall be deemed to refer exclusively to an officer appointed by the board of directors or equivalent governing body of such other entity pursuant to the certificate of incorporation and bylaws or equivalent organizational documents of such other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise. The fact that any individual who is or was an employee of the Corporation or an employee of any other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, but not an officer thereof as described in the preceding sentence, has been given or has used the title of “Vice President” or any other title that could be construed to suggest or imply that such individual is or may be such an officer of the Corporation or of such other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise shall not result in such individual being constituted as, or being deemed to be, such an officer of the Corporation or of such other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise for purposes of this Article VI.
6.10   The indemnification and advancement of expenses provided by, or granted pursuant to, this Article VI shall, unless otherwise provided when authorized or ratified, continue as to an individual who has ceased to be a director, officer, employee or agent of the Corporation or has ceased to serve at the request of the Corporation as an officer, director, employee or agent of any other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, and shall inure to the benefit of the heirs, executors and administrators of such an individual. Any repeal or modification of this Article VI shall only be prospective and shall not affect the rights under this Article VI in effect at the time of the alleged occurrence of any action or omission to act that is the cause of any proceeding against any agent of the Corporation. If this Article VI or any portion hereof shall be invalidated on any ground by any court of competent jurisdiction, then the Corporation shall nevertheless indemnify each director, officer, employee or agent to the fullest extent not prohibited by any applicable portion of this Article VI that shall not have been invalidated, or by any other applicable law.
ARTICLE VII
GENERAL PROVISIONS
7.1   Reliance on Books and Records.   A member of the Board of Directors or a member of any committee designated by the Board of Directors, shall, in the performance of his or her duties, be fully protected in relying in good faith upon the records of the Corporation and upon such information, opinions, reports or statements presented to the Corporation by any of the Corporation’s officers or employees, or committees of the Board of Directors, or by any other person as to matters the member reasonably believes are within such other person’s professional or expert competence and who has been selected with reasonable care by or on behalf of the Corporation.
7.2   Checks.   All checks or demands for money and notes of the Corporation shall be signed by such officer or officers or such other persons as the Board of Directors may from time to time designate.
7.3   Fiscal Year.   The fiscal year of the Corporation shall be as determined by the Board of Directors. If the Board of Directors shall fail to do so, the Chief Executive Officer shall fix the fiscal year.
7.4   Seal.   The corporate seal shall have inscribed thereon the name of the Corporation, the year of its organization and the words “Corporate Seal, Delaware”. The seal may be used by causing it or a facsimile thereof to be impressed or affixed or in any manner reproduced.
7.5   Amendments.   These Bylaws may be altered, amended or repealed, and new bylaws made, by the Board of Directors, but, subject to the Certificate of Incorporation, the stockholders may make additional bylaws and may alter and repeal any bylaws whether adopted by them or otherwise; provided, however, that, in addition to any vote of the holders of any class or series of stock of the Corporation required by law or by the Certificate of Incorporation, such action by stockholders shall require the affirmative vote of the holders of at least majority of the voting power of all of the then-outstanding shares of the Corporation entitled to vote generally in the election of directors, voting together as a single class.
7.6   Interpretation of Bylaws.   All words, terms and provisions of these Bylaws shall be interpreted and defined by and in accordance with the DGCL.
ARTICLE VIII
DEFINITIONS
As used in these Bylaws, unless the context otherwise requires, the following term shall have the following meaning:
The term “person” means any individual, general partnership, limited partnership, limited liability company, corporation, trust, business trust, joint stock company, joint venture, unincorporated association, cooperative or association or any other legal entity or organization of whatever nature, and shall include any successor (by merger or otherwise) of such entity.

Annex D
TELESIGN CORPORATION
RSU/PSU 2022 INCENTIVE PLAN
Telesign Corporation, a California corporation (the “Company”), sets forth herein the terms of its RSU/PSU Incentive Plan (the “Plan”), as follows:
1.
PURPOSE

The Plan is intended to enhance the ability of the Company and its Affiliates (as defined herein) to attract and retain highly qualified officers, non-employee members of the Board, key employees, consultants and advisors, and to motivate such officers, non-employee members of the Board, key employees, consultants and advisors to serve the Company and its Affiliates and to expend maximum effort to improve the business results and earnings of the Company, by providing to such persons an opportunity to acquire or increase a direct proprietary interest in the operations and future success of the Company. To this end, the Plan provides for the grant of restricted stock units and performance stock units as performance incentives to reward attainment of performance goals.
2.
DEFINITIONS

For purposes of interpreting the Plan and related documents (including Award Agreements), the following definitions shall apply:
“Acquiror” shall have the meaning set forth in Section 15.2.1.
“Affiliate” means any company or other trade or business that “controls,” is “controlled by” or is “under common control” with the Company within the meaning of Rule 405 of Regulation C under the Securities Act, including, without limitation, any Subsidiary.
“Award” means a grant of a Restricted Stock Unit or Performance Stock Unit.
“Award Agreement” means a written agreement between the Company and a Grantee, or notice from the Company or an Affiliate to a Grantee that evidences and sets out the terms and conditions of an Award.
“Board” means the Board of Directors of the Company.
“Business Combination” shall have the meaning set forth in Section 15.2.2.
“Cause” shall be defined as that term is defined in the Grantee’s offer letter or other applicable employment agreement; or, if there is no such definition, “Cause” means, as determined by the Company and unless otherwise provided in an applicable Award Agreement: (i) the commission of any act by a Grantee constituting financial dishonesty against the Company or its Affiliates (which act would be chargeable as a crime under applicable law); (ii) a Grantee’s engaging in any other act of dishonesty, fraud, intentional misrepresentation, moral turpitude, illegality or harassment which, as determined in good faith by the Board, would: (A) materially adversely affect the business or the reputation of the Company or any of its Affiliates with their respective current or prospective customers, suppliers, lenders and/or other third parties with whom such entity does or might do business; or (B) expose the Company or any of its Affiliates to a risk of civil or criminal legal damages, liabilities or penalties; (iii) the repeated failure by a Grantee to follow the directives of the chief executive officer of the Company or any of its Affiliates or the Board, or any of the Grantee’s supervisors, or (iv) any material misconduct, violation of the Company’s or Affiliates’ policies, or willful and deliberate non-performance of duty by the Grantee in connection with the business affairs of the Company or its Affiliates. “Change in Control” shall have the meaning set forth in Section 15.2.2.
“Code” means the Internal Revenue Code of 1986, as now in effect or as hereafter amended. References to the Code shall include the valid and binding governmental regulations, court decisions and other regulatory and judicial authority issued or rendered thereunder.
“Committee” means the Compensation Committee of the Board, or such other committee as determined by the Board. The Compensation Committee of the Board may, in its discretion, designate a subcommittee of its members to serve as the Committee (to the extent the Board has not designated another person, committee or entity as the Committee). Following the De-SPAC, (i) the Board will cause the Committee to satisfy the applicable requirements of any stock exchange on which the Common Stock may then be listed; (ii) for purposes of Awards to Covered Employees intended to constitute Performance Awards, to the extent required by Code Section 162(m), Committee means all of the members of the Compensation Committee who are “outside directors” within the meaning of Section 162(m) of the Code; and (iii) for purposes of Awards to Grantees who are subject to Section 16 of the Exchange Act, Committee means all of the members of the Compensation Committee who are “non-employee directors” within the meaning of Rule 16b-3 adopted under the Exchange Act.
“Common Stock” or “Stock” means a share of common stock of the Company.
“Company” shall have the meaning set forth in the preamble.
“Consultant” means a consultant or advisor that provides bona fide services to the Company or any Affiliate and who qualifies as a consultant or advisor under Rule 701 of the Securities Act (during any period in which the Company is not a public company subject to the reporting requirements of the Exchange Act) or Form S-8 (during any period in which the Company is a public company subject to the reporting requirements of the Exchange Act).
“Disability” shall be defined as that term is defined in the Grantee’s offer letter or other applicable employment agreement; or, if there is no such definition, “Disability” means, as determined by the Company and unless otherwise provided in an applicable Award Agreement, the Grantee is unable to perform each of the essential duties of such Grantee’s position by reason of a medically determinable physical or mental impairment which is potentially permanent in character or which can be expected to last for a continuous period of not less than 12 months.
“De-SPAC” means the initial public offering of shares of Common Stock pursuant to a registration statement (other than a Form S-8 or successor forms) filed with, and declared effective by, the SEC.
“Effective Date” means the date the Plan was approved by the Company’s Board of Directors.
“Exchange Act” means the Securities Exchange Act of 1934, as now in effect or as hereafter amended.
“Fair Market Value” of a share of Common Stock as of a particular date shall mean (1) if the Common Stock is listed on a national securities exchange, the closing or last price of the Common Stock on the composite tape or other comparable reporting system for the applicable date, or if the applicable date is not a trading day, the trading day immediately preceding the applicable date, or (2) if the shares of Common Stock are not then listed on a national securities exchange, or the value of such shares is not otherwise determinable, such value as determined by the Board in good faith in its sole discretion.
“Family Member” means a person who is a spouse, former spouse, child, stepchild, grandchild, parent, stepparent, grandparent, niece, nephew, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother, sister, brother-in-law, or sister-in-law, including adoptive relationships, of the applicable individual, any person sharing the applicable individual’s household (other than a tenant or employee), a trust in which any one or more of these persons have more than fifty percent of the beneficial interest, a foundation in which any one or more of these persons (or the applicable individual) control the management of assets, and any other entity in which one or more of these persons (or the applicable individual) own more than fifty percent of the voting interests.
“Grant Date” means, as determined by the Board, the latest to occur of (i) the date as of which the Board approves an Award, (ii) the date on which the recipient of an Award first becomes eligible to receive an Award under Section 6, or (iii) such other date as may be specified by the Board in the Award Agreement.
“Grantee” means a person who receives or holds an Award under the Plan.
“Holder” means, with respect to any Issued Shares, the person holding such Issued Shares, including the initial Grantee or any Permitted Transferee.
“Incumbent Directors” shall have the meaning set forth in Section 15.2.2.
“Issued Shares” means, collectively, all outstanding shares of Stock issued pursuant to Awards.

“New Shares” shall have the meaning set forth in Section 15.1.
“Offered Shares” shall have the meaning set forth in Section 17.4.1.
“Offering” shall have the meaning set forth in Section 17.5.
“Performance Award” means an Award made subject to the attainment of performance goals (as described in Section 12) over a performance period of from one (1) to three (3) years.
“Permitted Transferee” means any of the following to whom a Holder may transfer Issued Shares hereunder (as set forth in Section 17.13.3): the Holder’s spouse, children (natural or adopted), stepchildren or a trust for their sole benefit of which the Holder is the settlor; provided however, that any such trust does not require or permit distribution of any Issued Shares during the term of this Agreement unless subject to its terms. Upon the death of the Holder, the term Permitted Transferees shall also include such deceased Holder’s estate, executors, administrators, personal representatives, heirs, legatees and distributees, as the case may be.
“Plan” shall have the meaning set forth in the preamble.
“Performance Stock Unit” (or “PSU”) shall mean a Restricted Stock Unit awarded on performance compensation to reward attainment of performance goals in accordance with the terms set out in the Award.
“Restricted Period” shall have the meaning set forth in Section 10.1.
“Restricted Stock Unit” or (“RSU”) means an entry on the books and records of the Company representing the equivalent of shares of Stock, awarded to a Grantee pursuant to Section 10 with one (1) RSU representing one (1) share of stock.
“SEC” means the United States Securities and Exchange Commission.
“Securities Act” means the Securities Act of 1933, as now in effect or as hereafter amended.
“Separation from Service” means a termination of Service by a Service Provider, as determined by the Board, which determination shall be final, binding and conclusive, provided that such termination of Service by a Service Provider must also constitute a “separation from service” for purposes of Section 409A.
“Service” means service as a Service Provider to the Company or an Affiliate. Unless otherwise stated in the applicable Award Agreement, a Grantee’s change in position or duties shall not result in interrupted or terminated Service, so long as such Grantee continues to be a Service Provider to the Company or an Affiliate.
“Service Provider” means an employee, officer, non-employee member of the Board, or Consultant of the Company or an Affiliate.
“Subsidiary” means any “subsidiary corporation” of the Company.
“Substitute Award” means any Award granted in assumption of or in substitution for an award of a company or business acquired by the Company or a Subsidiary or with which the Company or an Affiliate combines.
“Termination Date” means the date that is ten (10) years after the Effective Date, unless the Plan is earlier terminated by the Board under Section 5.2.
“Voting Securities” shall have the meaning set forth in Section 15.2.2.
3.
ADMINISTRATION OF THE PLAN

3.1
General.

The Board shall have such powers and authorities related to the administration of the Plan as are consistent with the Company’s certificate of incorporation and bylaws and applicable law. The Board shall have the power and authority to delegate its responsibilities hereunder to the Committee, which shall have full authority to act in accordance with its charter (as in effect from time to time), and with respect to the authority of the Board to act hereunder, all references to the Board shall be deemed to include a reference to the Committee, to the extent such power or responsibilities have been delegated. Except as specifically provided in Section 14 or as otherwise may be required by applicable law, regulatory requirement or the certificate of incorporation or the bylaws of the Company, the Board shall have full power and authority to take all actions and to make all determinations required or provided for under the Plan, any Award or any Award Agreement, and shall have full power and authority to take all such other actions and make all such other determinations, including determinations of fact, not inconsistent with the specific terms and provisions of the Plan that the Board deems to be necessary or appropriate to the administration of the Plan. Following the De-SPAC, the Committee shall administer the Plan; provided, however, the Board shall retain the right to exercise the authority of the Committee to the extent consistent with applicable law and the applicable requirements of any securities exchange on which the Common Stock may then be listed. The interpretation and construction by the Board of any provision of the Plan, any Award or any Award Agreement shall be final, binding and conclusive. Without limitation, the Board shall have full and final authority, subject to the other terms and conditions of the Plan, to:
(i)
designate Grantees;

(ii)
determine the type or types of Awards to be made to a Grantee;

(iii)
determine the number of shares of Stock to be subject to an Award;

(iv)
establish the terms and conditions of each Award (including, but not limited to, the nature and duration of any restriction or condition (or provision for lapse thereof) relating to the vesting, exercise, transfer, or forfeiture of an Award or the shares of Stock subject thereto, and any terms or conditions that applicable to the Award;

(v)
prescribe the form of each Award Agreement; and

(vi)
amend, modify, or supplement the terms of any outstanding Award including the authority, in order to effectuate the purposes of the Plan, to modify Awards to foreign nationals or individuals who are employed outside the United States to recognize differences in local law, tax policy, or custom.

3.2
No Liability.

No member of the Board or of the Committee shall be liable for any action or determination made in good faith with respect to the Plan, any Award or Award Agreement.
3.3
Book Entry.

Notwithstanding any other provision of this Plan to the contrary, the Company may elect to satisfy any requirement under this Plan for the delivery of stock certificates through the use of book-entry.
4.
STOCK SUBJECT TO THE PLAN

4.1
Authorized Number of Shares.

Subject to adjustment under Section 15, the aggregate number of shares of Common Stock that may be initially issued pursuant to the Plan is [2,000,000]. Shares of Common Stock forfeited, terminated or cancelled for any reason without issuance of such shares, including an Award that is settled in cash or shares underlying an Award that are surrendered or tendered to the Company for payment of an exercise price or to cover taxes, shall be available for future grant under the Plan.
Shares issued under the Plan may consist in whole or in part of authorized but unissued shares, treasury shares, or shares purchased on the open market or otherwise, all as determined by the Company from time to time.
4.2
Share Counting.

Any Award settled in cash shall not be counted as shares of Common Stock for any purpose under this Plan. If any Award under the Plan expires, or is terminated, surrendered or forfeited, in whole or in part, the unissued Common Stock covered by such Award shall again be available for the grant of Awards under the Plan. If shares of Common Stock issued pursuant to the Plan are repurchased by, or are surrendered or forfeited to the Company at no more than cost, such shares of Common Stock shall again be available for the grant of Awards under the Plan. If shares of Common Stock issuable upon vesting or settlement of an

Award, or shares of Common Stock owned by a Grantee (which are not subject to any pledge or other security interest), are surrendered or tendered to the Company in payment of any taxes required to be withheld in respect of an Award, in each case, in accordance with the terms and conditions of the Plan and any applicable Award Agreement, such surrendered or tendered shares of Common Stock shall again become available for issuance under the Plan. In addition, in the case of any Substitute Award, such Substitute Award shall not be counted against the number of shares reserved under the Plan.
5.
EFFECTIVE DATE, DURATION AND AMENDMENTS

5.1
Term.

The Plan shall be effective as of the Effective Date. The Plan shall terminate automatically on the ten (10) year anniversary of the Effective Date and may be terminated on any earlier date as provided in Section 5.2.
5.2
Amendment and Termination of the Plan.

The Board may, at any time and from time to time, amend, suspend, or terminate the Plan as to any Awards which have not been made. No Awards shall be made after the Termination Date. The applicable terms of the Plan, and any terms and conditions applicable to Awards granted prior to the Termination Date shall survive the termination of the Plan and continue to apply to such Awards. No amendment, suspension, or termination of the Plan shall, without the consent of the Grantee, materially impair rights or obligations under any Award theretofore awarded.
6.
AWARD ELIGIBILITY AND LIMITATIONS

6.1
Service Providers.

Subject to this Section 6, Awards may be made to any Service Provider as the Board shall determine and designate from time to time in its discretion.
6.2
Successive Awards.

An eligible person may receive more than one Award, subject to such restrictions as are provided herein.
6.3
Stand-Alone, Additional, Tandem, and Substitute Awards.

Awards may, in the discretion of the Board, be granted either alone or in addition to, in tandem with, or in substitution or exchange for, any other Award or any award granted under another plan of the Company, any Affiliate, or any business entity to be acquired by the Company or an Affiliate, or any other right of a Grantee to receive payment from the Company or any Affiliate. Such additional, tandem, and substitute or exchange Awards may be granted at any time. If an Award is granted in substitution or exchange for another Award, the Board shall have the right to require the surrender of such other Award in consideration for the grant of the new Award. In addition, Awards may be granted in lieu of cash compensation, including in lieu of cash amounts payable under other plans of the Company or any Affiliate, in which the value of Stock subject to the Award is equivalent in value to the cash compensation.
7.
AWARD AGREEMENT

Each Award shall be evidenced by an Award Agreement, in such form or forms as the Board shall from time to time determine. Without limiting the foregoing, an Award Agreement may be provided in the form of a notice which provides that acceptance of the Award constitutes acceptance of all terms of the Plan and the notice. Award Agreements granted from time to time or at the same time need not contain similar provisions but shall be consistent with the terms of the Plan.

8.
Intentionally Deleted.

9.
Intentionally Deleted.

10.
TERMS AND CONDITIONS OF RESTRICTED STOCK UNITS OR PERFORMANCE STOCK UNITS

10.1   Restrictions.
At the time of grant, the Board may, in its sole discretion, establish a period of time (a “Restricted Period”) and any additional restrictions including the satisfaction of corporate or individual performance objectives applicable to an Award of Restricted Stock Units or Performance Stock Units in accordance with Section 12.1 and 12.2. Each Award of Restricted Stock Units or Performance Stock Unites may be subject to a different Restricted Period and additional restrictions. Neither Restricted Stock Units or Performance Stock Unites may be sold, transferred, assigned, pledged or otherwise encumbered or disposed of during the Restricted Period or prior to the satisfaction of any other applicable restrictions.
10.2   Rights of Holders of Restricted Stock Units.
10.2.1   Settlement of Restricted Stock Units/Performance Stock Units
Restricted Stock Units or Performance Stock Units may be settled in cash or Stock, as determined by the Board and set forth in the Award Agreement. The Award Agreement shall also set forth whether the Restricted Stock Units or Performance Stock Units shall be settled within the time period specified in Section 17.11 for short term deferrals.
10.2.2   Voting and Dividend Rights.
Unless otherwise stated in the applicable Award Agreement, holders of Restricted Stock Units or Performance Stock Units shall not have rights as stockholders of the Company, including no voting or dividend or dividend equivalents rights.
10.2.3   Creditor’s Rights.
A holder of Restricted Stock Units or Performance Stock Units shall have no rights other than those of a general creditor of the Company. Restricted Stock Units or Performance Stock Units represent an unfunded and unsecured obligation of the Company, subject to the terms and conditions of the applicable Award Agreement.
10.3   Delivery of Stock.
Upon the expiration or termination of any Restricted Period and the satisfaction of any other conditions prescribed by the Board, the restrictions applicable to shares of Restricted Stock Units or Performance Stock Units settled in Stock shall lapse, and, unless otherwise provided in the Award Agreement, a stock certificate for such shares shall be delivered, free of all such restrictions, to the Grantee or the Grantee’s beneficiary or estate, as the case may be.
11.   Intentionally Deleted.
12.   TERMS AND CONDITIONS OF PERFORMANCE AWARDS
12.1   Performance Conditions.
The right of a Grantee to exercise or receive a grant or settlement of any Award, and the timing thereof, may be subject to such performance conditions as may be specified by the Board. The Board may use such business criteria and other measures of performance as it may deem appropriate in establishing any performance conditions, and may exercise its discretion to reduce the amounts payable under any Award subject to performance conditions, except as limited under Section 12.2 in the case of a Performance Award intended to qualify under Code Section 162(m) of the Internal Revenue Code.
12.2   Performance Awards Granted to Designated Covered Employees.
If and to the extent that the Board determines that a Performance Award to be granted to a Grantee who is designated by the Board as likely to be a Covered Employee should qualify as “performance-based compensation” for purposes of Code Section 162(m) of the Internal Revenue Code, the grant, exercise and/or settlement of such Performance Award shall be contingent upon achievement of pre-established performance goals and other terms set forth in this Section 12.2.
12.2.1   Performance Goals Generally.
The performance goals for such Performance Awards shall consist of one or more business criteria and a targeted level or levels of performance with respect to each of such criteria, as specified by the Board consistent with this Section 12.2. Performance goals shall be objective and shall otherwise meet the requirements of Code Section 162(m) of the Internal Revenue Code and regulations thereunder including the requirement that the level or levels of performance targeted by the Board result in the achievement of performance goals being “substantially uncertain. The Board may determine that such Performance Awards shall be granted, exercised and/or settled upon achievement of any one performance goal or that two or more of the performance goals must be achieved as a condition to grant, exercise and/or settlement of such Performance Awards. Performance goals may, in the discretion of the Board, be established on a Company-wide basis, or with respect to one or more business units, divisions, subsidiaries or business segments, as applicable. Performance goals may be absolute or relative (to the performance of one or more comparable companies or indices). Measurement of performance goals may exclude (in the discretion of the Board) the impact of charges for restructuring, discontinued operations, extraordinary items, and other unusual non-recurring items, and the cumulative effects of tax or accounting changes (each as defined by generally accepted accounting principles and as identified in the Company’s financial statements or other SEC filings). Performance goals may differ for Performance Awards granted to any one Grantee or to different Grantees.
12.2.2   Business Criteria.
One or more of the following business criteria for the Company, on a consolidated basis, and/or specified subsidiaries or business units of the Company (except with respect to the total stockholder return and earnings per share criteria), shall be used exclusively by the Board in establishing performance goals for such Performance Awards: net sales; revenue; revenue growth or product revenue growth; operating income (before or after taxes); pre-or after-tax income (before or after allocation of corporate overhead and bonuses; net earnings; earnings per share; net income (before or after taxes); return on equity; total shareholder return; return on assets or net assets; appreciation in and/or maintenance of, share price; market share; gross profits; earnings (including earnings before taxes, earnings before interest and taxes or earnings before interest, taxes depreciation and amortization); economic value-added models or equivalent metrics; comparisons with various stock market indices; reduction in costs; cash flow or cash flow per share (before or after dividends); return on capital (including return on total capital or return on invested capital; cash flow return on investment; improvement in or attainment of expense levels or working capital levels; operating margins; gross margins or cash margin; year-end cash; debt reductions; shareholder equity; regulatory performance; implementation, completion or attainment of measurable objectives with respect to research, development, products or projects and recruiting and maintaining personnel and any other business criteria established by the Board.
12.2.3   Timing for Establishing Performance Goals.
Performance goals shall be established not later than 90 days after the beginning of any performance period applicable to such Performance Awards, or at such other date as may be required or permitted for “performance-based compensation” under Code Section 162(m) of the Internal Revenue Code.
12.2.4   Settlement of Performance Awards; Other Terms.
Settlement of Performance Awards shall be in cash, Stock, other Awards or other property, in the discretion of the Board. The Board may, in its discretion, reduce the amount of a settlement otherwise to be made in connection with such Performance Awards.
12.3   Written Determinations.
All determinations by the Board as to the establishment of performance goals, the amount of any Performance Award pool or potential individual Performance Awards and as to the achievement of performance goals relating to Performance Awards, shall be made in writing in the case of any Award intended to qualify under Code Section 162(m) to the extent required by Code Section 162(m) of the Internal

Revenue Code. To the extent permitted by Code Section 162(m), the Board may delegate any responsibility relating to such Performance Awards.
12.4   Status of Section 12.2 Awards under Code Section 162(m) of the Internal Revenue Code
It is the intent of the Company that Performance Awards under Section 12.2 granted to persons who are designated by the Board as likely to be Covered Employees within the meaning of Code Section 162(m) and regulations thereunder shall, if so designated by the Board, constitute “qualified performance-based compensation” within the meaning of Code Section 162(m) and regulations thereunder. Accordingly, the terms of Section 12.2, including the definitions of Covered Employee and other terms used therein, shall be interpreted in a manner consistent with Code Section 162(m) and regulations thereunder. The foregoing notwithstanding, because the Board cannot determine with certainty whether a given Grantee will be a Covered Employee with respect to a fiscal year that has not yet been completed, the term Covered Employee as used herein shall mean only a person designated by the Board, at the time of grant of Performance Awards, as likely to be a Covered Employee with respect to that fiscal year. If any provision of the Plan or any agreement relating to such Performance Awards does not comply or is inconsistent with the requirements of Code Section 162(m) or regulations thereunder, such provision shall be construed or deemed amended to the extent necessary to conform to such requirements.
13.   Intentionally Deleted
14.   REQUIREMENTS OF LAW
14.1   General.
The Company shall not be required to sell or issue any shares of Stock under any Award if the sale or issuance of such shares would constitute a violation by the Grantee, or the Company of any provision of any law or regulation of any governmental authority, including without limitation any federal or state securities laws or regulations. If at any time the Company shall determine, in its discretion, that the listing, registration or qualification of any shares subject to an Award upon any securities exchange or under any governmental regulatory body is necessary or desirable as a condition of, or in connection with, the issuance or purchase of shares hereunder, no shares of Stock may be issued or sold to the Grantee pursuant to such Award unless such listing, registration, qualification, consent or approval shall have been effected or obtained free of any conditions not acceptable to the Company, and any delay caused thereby shall in no way affect the date of termination of the Award. Specifically, in connection with the Securities Act, the delivery of any shares of Stock underlying an Award, unless a registration statement under such Act is in effect with respect to the shares of Stock covered by such Award, the Company shall not be required to sell or issue such shares unless the Board has received evidence satisfactory to it that the Grantee may acquire such shares pursuant to an exemption from registration under the Securities Act. Any determination in this connection by the Board shall be final, binding, and conclusive. The Company may, but shall in no event be obligated to, register any securities covered hereby pursuant to the Securities Act. The Company shall not be obligated to take any affirmative action in order to cause the issuance of shares of Stock pursuant to the Plan to comply with any law or regulation of any governmental authority.
14.2   Rule 16b-3.
During any time when the Company has a class of equity security registered under Section 12 of the Exchange Act, it is the intent of the Company that Awards granted to officers and directors hereunder will qualify for the exemption provided by Rule 16b-3 under the Exchange Act. To the extent that any provision of the Plan or action by the Board or Committee does not comply with the requirements of Rule 16b-3, it shall be deemed inoperative to the extent permitted by law and deemed advisable by the Board, and shall not affect the validity of the Plan. In the event that Rule 16b-3 is revised or replaced, the Board may exercise its discretion to modify this Plan in any respect necessary to satisfy the requirements of, or to take advantage of any features of, the revised exemption or its replacement.
15.   EFFECT OF CHANGES IN CAPITALIZATION
15.1   Adjustments for Changes in Capital Structure.
Subject to any required action by the stockholders of the Company, in the event of any change in the Stock effected without receipt of consideration by the Company, whether through merger, consolidation, reorganization, reincorporation, recapitalization, reclassification, stock dividend, stock split, reverse stock split, split-up, split-off, spin-off, combination of shares, exchange of shares, or similar change in the capital structure of the Company, or in the event of payment of a dividend or distribution to the stockholders of the Company in a form other than Stock (excepting normal cash dividends) that has a material effect on the Fair Market Value of shares of Stock, appropriate and proportionate adjustments shall be made in the number and class of shares subject to the Plan and to any outstanding Awards in order to prevent dilution or enlargement of Grantees’ rights under the Plan. For purposes of the foregoing, conversion of any convertible securities of the Company shall not be treated as “effected without receipt of consideration by the Company.” If a majority of the shares which are of the same class as the shares that are subject to outstanding Awards are exchanged for, converted into, or otherwise become (whether or not pursuant to a Change in Control) shares of another corporation (the “New Shares”), the Board may unilaterally amend the outstanding Awards to provide that such Awards are for New Shares. Any fractional share resulting from an adjustment pursuant to this Section 15.1 shall be rounded down to the nearest whole number. The Board in its sole discretion, may also make such adjustments in the terms of any Award to reflect, or related to, such changes in the capital structure of the Company or distributions as it deems appropriate.
15.2   Change in Control.
15.2.1   Consequences of a Change in Control.
The Board may provide for any one or more of the following in connection with a Change in Control:
(a)   Accelerated Vesting.   The Board may, in its discretion, provide in any Award Agreement or, in the event of a Change in Control, may take such actions as it deems appropriate to provide for the acceleration of the vesting and/or settlement in connection with such Change in Control of each or any outstanding Award or portion thereof and shares acquired pursuant thereto upon such conditions, including termination of the Grantee’s Service prior to, upon, or following such Change in Control, to such extent as the Board shall determine.
(b)   Assumption, Continuation or Substitution.   In the event of a Change in Control, the surviving, continuing, successor, or purchasing corporation or other business entity or parent thereof, as the case may be (the “Acquiror”), may, without the consent of any Grantee, either assume or continue the Company’s rights and obligations under each or any Award or portion thereof outstanding immediately prior to the Change in Control or substitute for each or any such outstanding Award or portion thereof a substantially equivalent award with respect to the Acquiror’s stock, as applicable. For purposes of this Section 15.2.1, if so determined by the Board, in its discretion, an Award denominated in shares of Stock shall be deemed assumed if, following the Change in Control, the Award confers the right to receive, subject to the terms and conditions of the Plan and the applicable Award Agreement, for each share of Stock subject to the Award immediately prior to the Change in Control, the consideration (whether stock, cash, other securities or property or a combination thereof) to which a holder of a share of Stock on the effective date of the Change in Control was entitled; provided, however, that if such consideration is not solely common stock of the Acquiror, the Board may, with the consent of the Acquiror, provide for the consideration to be received upon the exercise or settlement of the Award, for each share of Stock subject to the Award, to consist solely of common stock of the Acquiror equal in Fair Market Value to the per share consideration received by holders of Stock pursuant to the Change in Control. If any portion of such consideration may be received by holders of Stock pursuant to the Change in Control on a contingent or delayed basis, the Board may, in its sole discretion, determine such Fair Market Value per share as of the time of the Change in Control on the basis of the Board’s good faith estimate of the present value of the probable future payment of such consideration. Any Award or portion thereof which is neither assumed or continued by the Acquiror in connection with the Change in Control nor exercised or settled as of the time of consummation of the Change in Control shall terminate and cease to be outstanding effective as of the time of consummation of the Change in Control.
(c)   Cash-Out of Awards.   The Board may, in its discretion and without the consent of any Grantee, determine that, upon the occurrence of a Change in Control, each or any Award or a portion thereof outstanding immediately prior to the Change in Control and not previously exercised or settled shall be canceled in exchange for a payment with respect to each vested share (and each unvested share, if so determined by the Board) of Stock subject to such canceled Award in (i) cash, (ii) stock of the Company or of a corporation or other business entity a party to the Change in Control, or (iii) other property which, in any such case, shall be in an amount having a Fair Market Value equal to the Fair Market Value of the consideration to be paid per share of Stock in the Change in Control, under such Award. If any portion of such consideration may be received by holders of Stock pursuant to the Change in Control on a contingent or delayed basis, the Board may, in its sole discretion, determine such Fair Market Value per share as of the time of the Change in Control on the basis of the Board’s good faith estimate of the present value of the probable future payment of such consideration. In the event such determination is made by the Board, the amount of such payment (reduced by applicable withholding taxes, if any) shall be paid to Grantees in respect of the vested portions of their canceled Awards as soon as practicable following the date of the Change in Control and in respect of the unvested portions of their canceled Awards in accordance with the vesting schedules applicable to such Awards.
15.2.2   Change in Control Defined.
Except as may otherwise be defined in an Award Agreement, a Change in Control shall mean the consummation of any of the following events:
(a)   the acquisition, other than from the Company, by any individual, entity or group (within the meaning of Section 13(d)(3) or Section 14(d)(2) of the Exchange Act), other than the Company or any subsidiary, affiliate (within the meaning of Rule 144 promulgated under the Securities Act of 1933, as amended) or employee benefit plan of the Company, of beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of more than 50% of the combined voting power of the then outstanding voting securities of the Company entitled to vote generally in the election of directors (the “Voting Securities”); or
(b)   a reorganization, merger, consolidation or recapitalization of the Company (a “Business Combination”), other than a Business Combination in which more than 50% of the combined voting power of the outstanding voting securities of the surviving or resulting entity immediately following the Business Combination is held by the persons who, immediately prior to the Business Combination, were the holders of the Voting Securities; or
(c)   a complete liquidation or dissolution of the Company, or a sale of all or substantially all of the assets of the Company; or
(d)   during any period of 24 consecutive months, the Incumbent Directors cease to constitute a majority of the Board of Directors; “Incumbent Directors” shall mean individuals who were members of the Board of Directors at the beginning of such period or individuals whose election or nomination for election to the Board of Directors by the Company’s stockholders was approved by a vote of at least a majority of the then Incumbent Directors (but excluding any individual whose initial election or nomination is in connection with an actual or threatened proxy contest relating to the election of directors).
Notwithstanding the foregoing, with respect to any Award that is characterized as “nonqualified deferred compensation” within the meaning of Section 409A, an event shall not be considered to be a Change in Control under the Plan for purposes of payment of such Award unless such event is also a “change in ownership,” a “change in effective control” or a “change in the ownership of a substantial portion of the assets” of the Company within the meaning of Section 409A.
15.3   Adjustments.
Adjustments under this Section 15 related to shares of Stock or securities of the Company shall be made by the Board, whose determination in that respect shall be final, binding and conclusive. No fractional shares or other securities shall be issued pursuant to any such adjustment, and any fractions resulting from any such adjustment shall be eliminated in each case by rounding downward to the nearest whole share.

16.   NO LIMITATIONS ON COMPANY
The making of Awards pursuant to the Plan shall not affect or limit in any way the right or power of the Company to make adjustments, reclassifications, reorganizations, or changes of its capital or business structure or to merge, consolidate, dissolve, or liquidate, or to sell or transfer all or any part of its business or assets.
17.   TERMS APPLICABLE GENERALLY TO AWARDS GRANTED UNDER THE PLAN
17.1   Disclaimer of Rights.
No provision in the Plan or in any Award Agreement shall be construed to confer upon any individual the right to remain in the employ or service of the Company or any Affiliate, or to interfere in any way with any contractual or other right or authority of the Company or any Affiliate either to increase or decrease the compensation or other payments to any individual at any time, or to terminate any employment or other relationship between any individual and the Company or any Affiliate. In addition, notwithstanding anything contained in the Plan to the contrary, unless otherwise stated in the applicable Award Agreement, no Award granted under the Plan shall be affected by any change of duties or position of the Grantee, so long as such Grantee continues to be a Service Provider. The obligation of the Company to pay any benefits pursuant to this Plan shall be interpreted as a contractual obligation to pay only those amounts described herein, in the manner and under the conditions prescribed herein. The Plan shall in no way be interpreted to require the Company to transfer any amounts to a third party trustee or otherwise hold any amounts in trust or escrow for payment to any Grantee or beneficiary under the terms of the Plan.
17.2   Nonexclusivity of the Plan.
Neither the adoption of the Plan nor the submission of the Plan to the stockholders of the Company for approval shall be construed as creating any limitations upon the right and authority of the Board to adopt such other incentive compensation arrangements (which arrangements may be applicable either generally to a class or classes of individuals or specifically to a particular individual or particular individuals), including, without limitation, the granting of stock options as the Board in its discretion determines desirable.
17.3   Withholding Taxes.
The Company or an Affiliate, as the case may be, shall have the right to deduct from payments of any kind otherwise due to a Grantee any federal, state, or local taxes of any kind required by law to be withheld (i) with respect to the vesting of or other lapse of restrictions applicable to an Award, or (ii) otherwise due in connection with an Award. At the time of such vesting, lapse, or exercise, the Grantee shall pay to the Company or the Affiliate, as the case may be, any amount that the Company or the Affiliate may reasonably determine to be necessary to satisfy such withholding obligation. Subject to the prior approval of the Company or the Affiliate, which may be withheld by the Company or the Affiliate, as the case may be, in its sole discretion, the Grantee may elect to satisfy such obligations, in whole or in part, (i) by causing the Company or the Affiliate to withhold the minimum required number of shares of Stock otherwise issuable to the Grantee as may be necessary to satisfy such withholding obligation or (ii) by delivering to the Company or the Affiliate shares of Stock already owned by the Grantee. The shares of Stock so delivered or withheld shall have an aggregate Fair Market Value equal to such withholding obligations. The Fair Market Value of the shares of Stock used to satisfy such withholding obligation shall be determined by the Company or the Affiliate as of the date that the amount of tax to be withheld is to be determined. A Grantee who has made an election pursuant to this Section 17.3 may satisfy his or her withholding obligation only with shares of Stock that are not subject to any repurchase, forfeiture, unfulfilled vesting, or other similar requirements.
17.4   Right of First Refusal; Right to Repurchase.
17.4.1   Right of First Refusal.
Except as otherwise expressly provided in an Award Agreement, stockholders’ agreement or other agreement to which a Holder is a party, at any time prior to registration by the Company of its Common Stock under Section 12 of the Exchange Act, in the event that the Holder desires at any time to sell or otherwise transfer all or any part of such Holder’s Issued Shares (to the extent vested), the Holder first shall give written notice to the Company of the Holder’s intention to make such transfer. Such notice shall state the number of Issued Shares which the Holder proposes to sell (the “Offered Shares”), the price and the terms at which the proposed sale is to be made and the name and address of the proposed transferee. At any time within 30 days after the receipt of such notice by the Company, the Company or its assigns may elect to purchase all or any portion of the Offered Shares at the price and on the terms offered by the proposed transferee and specified in the notice. The Company or its assigns shall exercise this right by mailing or delivering written notice to the Holder within the foregoing 30-day period. If the Company or its assigns elect to exercise its purchase rights under this Section 17.4.1, the closing for such purchase shall, in any event, take place within 45 days after the receipt by the Company of the initial notice from the Holder. In the event that the Company or its assigns do not elect to exercise such purchase right, or in the event that the Company or its assigns do not pay the full purchase price within such 45-day period, the Holder may, within 60 days thereafter, sell the Offered Shares to the proposed transferee and at the same price and on the same terms as specified in the Holder’s notice. Any Issued Shares purchased by such proposed transferee shall no longer be subject to the terms of the Plan. Any Issued Shares not sold to the proposed transferee shall remain subject to the Plan.
17.4.2   Right of Repurchase.
Except as otherwise expressly provided in an Award Agreement, stockholders’ agreement or other agreement to which a Grantee is a party, at any time prior to registration by the Company of its Common Stock under Section 12 of the Exchange Act, in the case of any Grantee whose Separation from Service is for Cause, or where the Grantee has, in the Board’s reasonable determination, taken any action prior to or following his Separation of Service which would have constituted grounds for Cause, the Company shall have the right, exercisable at any time and from time to time thereafter, to repurchase from the Grantee (or any successor in interest by purchase, gift or other mode of transfer) any shares of Common Stock issued to such Grantee under the Plan for the purchase price paid by the Grantee for such shares of Common Stock (or the Fair Market Value of such Common Stock at the time of repurchase, if lower).
17.5   Market Standoff Requirement.
Except as otherwise expressly provided in an Award Agreement, stockholders’ agreement or other agreement to which a Grantee is a party, in connection with any underwritten public offering of its Common Stock (“Offering”) and upon request of the Company or the underwriters managing the Offering, Grantees shall not be permitted to sell, make any short sale of, loan, grant any option for the purchase of, or otherwise directly or indirectly dispose of any Common Stock delivered under the Plan (other than those shares of Common Stock included in the Offering) without the prior written consent of the Company or such underwriters, as the case may be, for such period of time (not to exceed 180 days) from the effective date of the registration statement with respect to such Offering as may be requested by the Company or such managing underwriters and to execute an agreement reflecting the foregoing as may be requested by the underwriters in connection with such Offering.
17.6   Captions.
The use of captions in this Plan or any Award Agreement is for the convenience of reference only and shall not affect the meaning of any provision of the Plan or any Award Agreement.
17.7   Other Provisions.
Each Award Agreement may contain such other terms and conditions not inconsistent with the Plan as may be determined by the Board, in its sole discretion.
17.8   Number and Gender.
With respect to words used in this Plan, the singular form shall include the plural form, the masculine gender shall include the feminine gender, etc., as the context requires.
17.9   Severability.
If any provision of the Plan or any Award Agreement shall be determined to be illegal or unenforceable by any court of law in any jurisdiction, the remaining provisions hereof and thereof shall be severable and enforceable in accordance with their terms, and all provisions shall remain enforceable in any other jurisdiction.

17.10   Governing Law.
The Plan shall be governed by and construed in accordance with the laws of the State of California without giving effect to the principles of conflicts of law.
17.11   Section 409A.
The Plan is intended to either comply with or be exempt from Section 409A of the Internal Revenue Code including proposed, temporary or final regulations or any other guidance issued by the Secretary of the Treasury and the Internal Revenue Service with respect thereto (“Section 409A”), and, accordingly, to the maximum extent permitted, the Plan shall be interpreted and administered in accordance with this intent. Any payments described in the Plan that are due within the “short-term deferral period” as defined in Section 409A shall not be treated as deferred compensation. Any provision in the Plan that is inconsistent with Section 409A shall be deemed to be amended to comply with Section 409A to the extent such provision cannot be amended to comply therewith, such provision shall be null and void. Any payment(s) of “nonqualified deferred compensation” (within the meaning of Section 409A) that are otherwise required to be made under the Plan to a “specified employee” (as defined under Section 409A) as a result of such employee’s separation from service (other than a payment that is not subject to Section 409A) shall be delayed for the first six (6) months following such separation from service (or, if earlier, the date of death of the specified employee) and shall instead be paid (in a manner set forth in the Award Agreement) upon expiration of such delay period. For purposes of Section 409A (including, without limitation, for purposes of Treasury Regulation Section 1.409A-2(b)(2)(iii)), each payment that Grantee may be eligible to receive under this Plan or any Award Agreement shall be treated as a separate and distinct payment and shall not collectively be treated as a single payment. Notwithstanding the foregoing, neither the Company nor the Committee shall have any obligation to take any action to prevent the assessment of any excise tax or penalty on any Grantee under Section 409A and neither the Company nor the Committee will have any liability to any Grantee for such tax or penalty.
17.12   Separation from Service.
The Board shall determine the effect of a Separation from Service upon Awards. Without limiting the foregoing, the Board may provide in the Award Agreements at the time of grant, or any time thereafter with the consent of the Grantee, the actions that will be taken upon the occurrence of a Separation from Service, including, but not limited to, accelerated vesting or termination, depending upon the circumstances surrounding the Separation from Service.
17.13   Transferability of Awards and Issued Shares.
17.13.1   Transfers in General.
Except as provided in Section 17.13.2, no Award shall be assignable or transferable by the Grantee to whom it is granted, other than by will or the laws of descent and distribution, and, during the lifetime of the Grantee, only the Grantee personally (or the Grantee’s personal representative) may exercise rights under the Plan.
17.13.2   Family Transfers.
If authorized with the Board, a Grantee may transfer, not for value, all or part of an Award to any Family Member. For the purpose of this Section 17.13.2, a “not for value” transfer is a transfer which is (i) a gift, (ii) a transfer under a domestic relations order in settlement of marital property rights; or (iii) a transfer to an entity in which more than fifty percent of the voting interests are owned by Family Members (or the Grantee) in exchange for an interest in that entity. Following a transfer under this Section 17.13.2, any such Award shall continue to be subject to the same terms and conditions as were applicable immediately prior to transfer. Subsequent transfers of transferred Awards are prohibited except to Family Members of the original Grantee in accordance with this Section 17.13.2 or by will or the laws of descent and distribution.
17.13.3   Issued Shares.
No Issued Shares shall be sold, assigned, transferred, pledged, hypothecated, given away or in any other manner disposed of or encumbered, whether voluntarily or by operation of law, unless (i) such transfer is in compliance with the terms of the applicable Award, all applicable securities laws, and with the terms and conditions of the Plan (including Sections 17.4 and 17.5 and this Section 17.13.3), (ii) such transfer does not cause the Company to become subject to the reporting requirements of the Exchange Act, and (iii) the transferee consents in writing to be bound by the provisions of the Plan (including Sections 17.4 and 17.5 and this Section 17.13.3). In connection with any proposed transfer, the Board may require the transferor to provide at the transferor’s own expense an opinion of counsel to the transferor, satisfactory to the Board, that such transfer is in compliance with all foreign, federal and state securities laws. Any attempted disposition of Issued Shares not in accordance with the terms and conditions of this Section 17.13.3 shall be null and void, and the Company shall not reflect on its records any change in record ownership of any Issued Shares as a result of any such disposition, shall otherwise refuse to recognize any such disposition and shall not in any way give effect to any such disposition of Issued Shares. Subject to the foregoing general provisions, and unless otherwise provided in the agreement with respect to a particular Award, Issued Shares may be transferred pursuant to the following specific terms and conditions:
(i)
Transfers to Permitted Transferees.   The Holder may sell, assign, transfer or give away any or all of the Issued Shares to Permitted Transferees; provided, however, that following such sale, assignment, or other transfer, such Issued Shares shall continue to be subject to the terms of this Plan (including Sections 17.4 and 17.5 and this Section 17.13.3) and such Permitted Transferee(s) shall, as a condition to any such transfer, deliver a written acknowledgment to that effect to the Company.

(ii)
Transfers Upon Death.   Upon the death of the Holder, any Issued Shares then held by the Holder at the time of such death and any Issued Shares acquired thereafter by the Holder’s legal representative shall be subject to the provisions of this Plan, and the Holder’s estate, executors, administrators, personal representatives, heirs, legatees and distributees shall be obligated to convey such Issued Shares to the Company or its assigns under the terms contemplated hereby.

17.14   Dividends and Dividend Equivalent Rights.
If specified in the Award Agreement, the recipient of an Award under this Plan may be entitled to receive, currently or on a deferred basis, dividends or dividend equivalents with respect to the Common Stock or other securities covered by an Award. The terms and conditions of a dividend equivalent right may be set forth in the Award Agreement. Dividend equivalents credited to a Grantee may be paid currently or may be deemed to be reinvested in additional shares of Stock or other securities of the Company at a price per unit equal to the Fair Market Value of a share of Stock on the date that such dividend was paid to shareholders, as determined in the sole discretion of the Board.
Telesign Corporation

By:
Title: CEO and President

PROSPECTUS FOR UP TO 162,001,250 SHARES OF COMMON
STOCK AND 19,776,667 WARRANTS AND SHARES
OF COMMON STOCK UNDERLYING WARRANTS OF
NAAC HOLDCO, INC.
Until [•], 2022, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II
INFORMATION NOT REQUIRED IN THE PROSPECTUS
Item 20.   Indemnification of Directors and Officers
Section 145(a) of the DGCL provides, in general, that a corporation may indemnify any person who was or is a party to or is threatened to be made a party to any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative (other than an action by or in the right of the corporation), because he or she is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise, against expenses (including attorneys’ fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit, or proceeding, if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.
Section 145(b) of the DGCL provides, in general, that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action or suit by or in the right of the corporation to procure a judgment in its favor because the person is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise, against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made with respect to any claim, issue, or matter as to which he or she shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or other adjudicating court determines that, despite the adjudication of liability but in view of all of the circumstances of the case, he or she is fairly and reasonably entitled to indemnity for such expenses that the Court of Chancery or other adjudicating court shall deem proper.
Section 145 of the DGCL further provides that to the extent a director or officer of a corporation has been successful on the merits or otherwise in the defense of any action, suit, or proceeding referred to in Section 145(a) or (b) of the DGCL, or in defense of any claim, issue, or matter therein, such person shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection therewith; that indemnification provided for by Section 145 of the DGCL shall not be deemed exclusive of any other rights to which the indemnified party may be entitled; and the indemnification provided for by Section 145 of the DGCL shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee, or agent and shall inure to the benefit of such person’s heirs, executors, and administrators. Section 145(g) of the DGCL provides, in general, that a corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of his or her status as such, whether or not the corporation would have the power to indemnify the person against such liability under Section 145 of the DGCL.
Section 102(b)(7) of the DGCL provides that a corporation’s certificate of incorporation may contain a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision shall not eliminate or limit the liability of a director (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL, or (iv) for any transaction from which the director derived an improper personal benefit.
Additionally, the Proposed Certificate of Incorporation and Proposed Bylaws will limit the liability of New Holdco’s directors to the fullest extent permitted by the DGCL, and will provide that New Holdco will indemnify New Holdco’s directors to the fullest extent permitted by the DGCL. In connection with the Business Combination, New Holdco will enter into indemnification agreements with each of its directors and executive officers. These agreements will provide that New Holdco will indemnify each of its directors and such officers to the fullest extent permitted by law and the Proposed Certificate of Incorporation and the Proposed Bylaws, and will provide for advancement of expenses incurred as a result of any proceeding against them as to which they could be indemnified.
New Holdco will also maintain a general liability insurance policy, which will cover certain liabilities of directors and officers of New Holdco arising out of claims based on acts or omissions in their capacities as directors or officers.
Item 21. Exhibits and Financial Statements Schedules
(a)
Exhibits:

Exhibit Number	Description
2.1+	Business Combination Agreement, dated as of December 16, 2021, by and among BICS, NAAC, TeleSign, New SPAC and New Holdco (included as Annex A to the proxy statement/prospectus that forms a part of this registration statement).
3.1	Amended and Restated Memorandum and Articles of Association (incorporated by reference to Exhibit 3.1 to NAAC’s Current Report on Form 8-K (File No. 001-39923) filed with the SEC on January 26, 2021).
3.2	Form of Amended and Restated Certificate of Incorporation of New Holdco (included as Annex B to the proxy statement/prospectus that forms a part of this registration statement).
3.3	Form of Amended and Restated Bylaws of New Holdco (included as Annex C to the proxy statement/prospectus that forms a part of this registration statement).
4.1	Specimen Unit Certificate of NAAC (incorporated by reference to Exhibit 4.1 to NAAC’s Registration Statement on Form S-1 (Registration No. 333-251887) filed with the SEC on January 4, 2021, as amended).
4.2	Specimen Class A Ordinary Share Certificate of NAAC (incorporated by reference to Exhibit 4.2 to NAAC’s Registration Statement on Form S-1 (Registration No. 333-251887) filed with the SEC on January 4, 2021, as amended).
4.3	Specimen Warrant Certificate of NAAC (incorporated by reference to Exhibit 4.3 to NAAC’s Registration Statement on Form S-1 (Registration No. 333-251887) filed with the SEC on January 4, 2021, as amended).
4.4	Warrant Agreement, dated January 21, 2021, between NAAC and Continental Stock Transfer & Trust Company, as warrant agent (incorporated by reference to Exhibit 4.1 of NAAC’s Current Report on Form 8-K (File No. 001-39923) filed with the SEC on January 27, 2021).
4.5*	Specimen Common Stock Certificate of New Holdco.
4.6*	Specimen Warrant Certificate of New Holdco.
5.1*	Opinion of McDermott Will & Emery LLP with respect to the legality of the securities being registered.
8.1*	Opinion of McDermott Will & Emery LLP regarding tax matters.
10.1†	Form of NAAC Holdco, Inc. 2022 Restricted Stock Units and Performance Stock Units Incentive Plan (included as Annex D to the proxy statement/prospectus that forms a part of this registration statement).
10.2	Form of Private Placement Warrants Purchase Agreement, dated January 21, 2021 (incorporated by reference to Exhibit 10.3 to NAAC’s Current Report on Form 8-K (File No. 001-39923) filed with the SEC on January 27, 2021).

Exhibit Number	Description
10.3	Letter Agreement, dated January 21, 2021, among NAAC, its officers, its directors, and the Sponsor (incorporated by reference to Exhibit 10.4 to NAAC’s Current Report on Form 8-K (File No. 001-39923) filed with the SEC on January 27, 2021).
10.4	Investment Management Trust Agreement, dated January 21, 2021, between NAAC and Continental Stock Transfer & Trust Company, as trustee (incorporated by reference to Exhibit 10.1 to NAAC’s Current Report on Form 8-K (File No. 001-39923) filed with the SEC on January 27, 2021).
10.5	Registration Rights Agreement, dated January 21, 2021, among NAAC, the Sponsor, and certain securityholders (incorporated by reference to Exhibit 10.2 to NAAC’s Current Report on Form 8-K (File No. 001-39923) filed with the SEC on January 27, 2021).
10.6	Administrative Services Agreement, dated January 21, 2021, between NAAC and the Sponsor (incorporated by reference to Exhibit 10.5 to NAAC’s Current Report on Form 8-K (File No. 001-39923) filed with the SEC on January 27, 2021).
10.7	Form of Indemnity Agreement (incorporated by reference to Exhibit 10.5 to NAAC’s Registration Statement on Form S-1 (Registration No. 333-251887) filed with the SEC on January 4, 2021, as amended).
10.8	Promissory Note, dated November 10, 2020, issued to the Sponsor by NAAC (incorporated by reference to Exhibit 10.8 to NAAC’s Registration Statement on Form S-1 (Registration No. 333-251887) filed with the SEC on January 4, 2021, as amended).
10.9	Securities Subscription Agreement, dated November 10, 2020, between NAAC and the Sponsor (incorporated by reference to Exhibit 10.7 to NAAC’s Registration Statement on Form S-1 (Registration No. 333-251887) filed with the SEC on January 4, 2021, as amended).
10.10	Transaction Support Agreement, dated as of December 16, 2021, by and among BICS, TeleSign, NAAC, New Holdco, the Sponsor and certain other parties affiliated with the Sponsor (incorporated by reference to Exhibit 10.1 to NAAC’s Current Report on Form 8-K (File No. 001-39923) filed with the SEC on December 17, 2021).
10.11	Form of Amended and Restated Registration Rights Agreement by and among New Holdco and the holders party thereto (incorporated by reference to Exhibit 10.2 to NAAC’s Current Report on Form 8-K (File No. 001-39923) filed with the SEC on December 17, 2021).
10.12	Employment Agreement, dated as of January 25, 2021, by and between TeleSign Holdings, Inc. and Joseph Burton.
10.13	Addendum aan de arbeidsovereenkomst, dated as of April 23, 2021, by and between Proximus NV and Thomas Dhondt.
10.14	Letter Agreement, dated as of April 28, 2016, by and between TeleSign Corporation and Aaron Seyler.
10.15	Employment Agreement, dated as of March 15, 2021, by and between TeleSign Holdings, Inc. and Tom Wesselman.
10.16	BICS Framework Agreement, dated as of December 11, 2018, between TeleSign and BICS.
10.17	Treasury Service Agreement, dated as of December 3, 2021, between TeleSign and Proximus.
10.18	Office Lease, dated as of November 25, 2014, by and between TeleSign Corporation and KW Marina View, LLC. (and its Amendment to the Office Lease dated October 14, 2021.)
10.19	Lease Agreement, dated as of December 26, 2019, by and between TeleSign d.o.o. Beograd and VIG Real Estate d.o.o. Beograd.
23.1*	Consent of Deloitte & Touche LLP.
23.2*	Consent of Marcum LLP.
23.3*	Consent of McDermott Will & Emery LLP (included in Exhibit 5.1).
23.4*	Consent of McDermott Will & Emery LLP (included in Exhibit 8.1).

Exhibit Number	Description
24.1*	Power of Attorney (included on the signature page to the initial filing of this Registration Statement on Form S-4).
99.1*	Consent of Guillaume Boutin to be named as a director.
99.2*	Consent of Dirk Lybaert to be named as a director.
99.3*	Consent of Gary Quin to be named as a director.
99.4*	Consent of Joseph Burton to be named as a director.
99.5*	Consent of to be named as a director.
99.6*	Consent of to be named as a director.
99.7*	Consent of to be named as a director.
99.8*	Form of Proxy Card for Extraordinary General Meeting.
107	Filing Fee Table.

*
To be filed by amendment.

+
The annexes, schedules, and certain exhibits have been omitted from Exhibit 2.1 pursuant to Item 601(a)(5) of Regulation S-K. The registrant hereby agrees to furnish supplementally a copy of every omitted annex, schedule, of exhibit to the SEC upon request.

†
Indicates a management contract or compensatory plan.

UNDERTAKINGS
The undersigned Registrant hereby undertakes:
(1)
To file, during any period in which offers or sales are being made, a post-effective amendment to the registration statement:

(i)
To include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii)
To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)
To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)
That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)
To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)
That, for the purpose of determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5)
That, for the purpose of determining liability of the Registrant under the Securities Act to any purchaser in the initial distribution of the securities, in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)
Any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)
Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned Registrant or used or referred to by the undersigned Registrant;

(iii)
The portion of any other free writing prospectus relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

(iv)
Any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

(6)
That, prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(7)
That every prospectus: (i) that is filed pursuant to the immediately preceding paragraph, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(8)
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrants of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(9)
The undersigned Registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of Form S-4, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(10)
The undersigned Registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of           , State of           , on               , 2022.
NAAC Holdco, Inc.
By:	Name: Title:
KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints            as his true and lawful attorney-in-fact, with full power of substitution and resubstitution for him and in his name, place and stead, in any and all capacities to sign any and all amendments including post-effective amendments to this proxy statement/prospectus and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that said attorney-in-fact or his substitute, each acting alone, may lawfully do or cause to be done by virtue thereof.
Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities indicated on               , 2022.
Signature	Title
(Principal Executive Officer)
(Principal Financial Officer and Principal Accounting Officer)